[AMERICAN GENERAL LIFE COMPANIES LOGO]

                                                 LAUREN W. JONES
                                                 Chief Counsel, Business Lines
                                                 Direct Line: 713-831-8470
                                                 Fax: 713-620-3878
                                                 Email: laurie.jones@aglife.com

                                December 30, 2010

VIA EDGAR
---------

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.; Mail Stop 4644
Washington, D.C. 20549-4010

RE: AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK ("AI LIFE") AND THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK MERGER

     THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
          ("USL" OR "DEPOSITOR") AND
     THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
          SEPARATE ACCOUNT USL A ("REGISTRANT")
     GROUP IMMEDIATE VARIABLE ANNUITY CONTRACT - VANGUARD
     CIK NO. 0000803401

Commissioners:

     I.   MERGER

     As Chief Counsel of American General Life Companies, LLC I have acted as counsel to American International Life Assurance Company of New York ("AI Life") and The United States Life Insurance Company in the City of New York ("USL"). Effective on or about December 31, 2010, AI Life will merge into USL (the "Merger"), and USL will assume legal ownership of all of the assets of AI Life's separate accounts and will become directly responsible for AI Life's liabilities and obligations with respect to outstanding variable products funded by the AI Life separate accounts (the "Contracts").

     On September 15, 2010, USL provided the Commission staff ("Staff") with advance drafts of four registration statements for four Contracts reflecting the Merger ("Model Registration Statements"), which USL intends to file with the Commission on December 30,


                      AMERICAN GENERAL LIFE COMPANIES, LLC
                  2929 Allen Parkway, AT-30 . Houston, TX 77019

U. S. Securities and Exchange Commission
December 30, 2010
Page 2 of 5

2010.(1) On November 16, 2010, USL provided the Staff with an advance draft of one additional Model Registration Statement.(2) On December 9, 2010, Jeffrey A. Foor of the Staff provided the Staff's comments on the Model Registration Statements via telephone to USL's counsel, Jorden Burt LLP.

     This letter provides USL's responses to the Staff's comments on the Model Registration Statements. The Staff's comment numbers 1 - 5, below, relate to the Model Registration Statement describing the Group Immediate Variable Annuity Contract - Vanguard (File Nos. 333-108724; 811-04865). The Staff's comment number 6, below, relates to the other Model Registration Statements. For the Staff's convenience, each of the comments is set forth below, and then our response to each comment follows.

Staff's Comment:
----------------

1.   Definitions, page 5
     -----------

     Define the term "we," which first appears in the first sentence on page 5 under the heading "Definitions." Consider whether the definition of "Company" is an appropriate place to do this.

Response:
---------

     On page 5 of the Prospectus, under the definition of "Company" section, we have added a new sentence that reads as follows:

     "In this prospectus, the word "we" refers to the Company.

Staff's Comment:
----------------

2. On page 10, the prospectus states that the Company may continue to use forms, statements or reports that still reflect AI Life as the issuer and use the former Separate Account's name. Please explain why it is appropriate to use paperwork after the effective date of the merger to reflect anyone other than the issuer.

Response:
---------

     Pursuant to New York's "Filing Guidance For Making Address Changes, Name Changes and Merger/Name Changes" (available at www.ins.state.ny.us/life/guidance), the New

----------
(1) On October 15, 2010, USL provided to the Staff draft pro-forma financial statements for USL reflecting the Merger.
(2) The Model Registration Statements relate to the following Contracts (and current 1933 Act file no.): Executive Advantage VUL, 333-48457; Group Immediate VA (Vanguard), 333-108724; Group Immediate VA (Retirement Gold), 333-63412; Gemstone Life VUL, 333-45172; and Ovation VA, 333-103098.

U. S. Securities and Exchange Commission
December 30, 2010
Page 3 of 5

     York Insurance Department allows 6 months from the date of approval of the Merger Endorsement for all policy contracts and riders and forms to be re-filed with the new names, and in the interim, the Department allows the old forms to be used, if preceded or accompanied by the Merger Endorsement, until the new forms are approved.

Staff's Comment:
----------------

3. On page 14, in the second paragraph, under "Investment Options," change "We own the assets in the Separate Account" to "USL owns the assets in the Separate Account," if accurate, or otherwise specifically identify the entity referred to as "we."

Response:
---------

     Comment complied with. USL will revise the sentence referenced above as requested.

Staff's Comment:
----------------

4. On pages 44, 45 and 46, please remove the reference to the American Home Guarantee which does not apply to the Contracts described in this registration statement.

Response:
---------

     We have deleted the references to American Home on these 3 pages as well as confirming that American Home does not appear any place else in the prospectus.

Staff's Comment:
----------------

5. On page 14 of the SAI, there is a paragraph describing the termination of the support agreement between AIG and AI Life on September 11, 2010. Please explain whether any notice of termination was provided to contract owners, and explain if the change was reflected in a previously effective registration statement in any way.

Response:
---------

     The AI Life financial statements contained in the registration statements include a note (Note 14) describing the support agreement and the methodology for termination. As stated, the support agreement with AI Life provided that AIG may terminate the agreement if the ratings of AI Life remain as high without the support agreement as with the agreement. In August 2010, the ratings for AI Life were affirmed by the rating agencies to be the same without the support agreement as with the agreement. Accordingly, pursuant to the terms of the support agreement, AIG terminated the agreement with 30 days notice to AI Life. The support agreement was not previously described in the prospectus or statement of additional information for any of the

U. S. Securities and Exchange Commission
December 30, 2010
Page 4 of 5

     Contracts, and no separate termination notice was sent to Contract owners. The support agreement had been filed as an exhibit to the registration statements for AI Life registered products, so USL plans to file the termination notice as an exhibit to the registration statements describing the Merger. In addition, USL has included a statement in the SAI to the registration statements describing the Merger to explain why the AIG financial information is no longer included in the registration statements.

Staff's Comment:
----------------

6. Please apply the above comments to all other USL registration statements filed in connection with the Merger, as applicable.

Response:
---------

     Comment complied with.

     II. NEW USL REGISTRATION STATEMENT

     As Chief Counsel of American General Life Companies, LLC and counsel to USL, as the Depositor for the Registrant and on behalf of the Registrant, I am transmitting for filing with the Commission pursuant to the Securities Act of 1933 (the "1933 Act") and Rule 101(a) of Regulation S-T, a conformed electronic format copy of Registrant's Form N-4 Registration Statement ("Registration Statement") for Group Immediate Variable Annuity Contract - Vanguard.

The Depositor and Registrant acknowledge that:

     a. should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     b. the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve Depositor or Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     c. Depositor and Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     USL desires to be in a position to commence distribution activities on or about January 3, 2011. In this regard, acceleration requests are being submitted contemporaneously to the Commission by USL and its principal underwriter requesting that the Registration Statement be made effective on January 3, 2011 or as soon as practicable thereafter.

U. S. Securities and Exchange Commission
December 30, 2010
Page 5 of 5

     We believe that the Registration Statement is complete and responds to all Staff comments. We respectfully request that the Staff review these materials as soon as possible. The Staff's assistance with this Registration Statement and meeting the request for effectiveness on January 3, 2011 contained in the acceleration request is very much appreciated.

     If you have any questions or comments, please call me at 713-831-8470 or Chip Lunde at 202-965-8139.


                                            Sincerely,

                                            LAUREN W. JONES


cc:  Jeffrey A. Foor, Esq.
     Senior Counsel, Office of Insurance Products
     Division of Investment Management
     U.S. Securities and Exchange Commission

     Chip C. Lunde, Esq.
     Joan E. Boros, Esq.
     Jorden Burt LLP

                                                   Registration Nos.
                                                                     -----------
                                                                       811-04865

    As filed with the Securities and Exchange Commission on December 30, 2010

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

         Pre-Effective Amendment No.       [   ]         [   ]

         Post-Effective Amendment No.      [   ]         [   ]

                                     and/or

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

         Amendment No.                     [ 1 ]         [ X ]

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                             SEPARATE ACCOUNT USL A
                           (Exact Name of Registrant)

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                               (Name of Depositor)

                           One World Financial Center
                               200 Liberty Street
                            New York, New York 10281
         (Address of Depositor's Principal Executive Offices) (Zip Code)

                                 (713) 831-8470
               (Depositor's Telephone Number, Including Area Code)

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                               (Name of Guarantor)
                          175 Water Street, 18th Floor
                            New York, New York 10038

                                 (212) 770-7000
               (Guarantor's Telephone Number, Including Area Code)

                              Lauren W. Jones, Esq.
                                  Chief Counsel
                      American General Life Companies, LLC
                            2929 Allen Parkway, AT-30
                            Houston, Texas 77019-2191
 (Name and Address of Agent for Service for Depositor, Registrant and Guarantor)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

     It is proposed that the filing will become effective (check appropriate box)

     [   ]  immediately upon filing pursuant to paragraph (b)
     [   ]  on (date) pursuant to paragraph (b)
     [   ]  60 days after filing pursuant to paragraph (a)(1)
     [   ]  on (date) pursuant to paragraph (a)(1)

     If appropriate, check the following box:

     [   ]  this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: (i) Units of interest in The United States Life Insurance Company in the City of New York Separate Account USL A under variable annuity contracts and (ii) guarantee related to insurance obligations under the variable annuity contracts.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file another amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

       GROUP IMMEDIATE VARIABLE          retirement plans (Vanguard Public
           ANNUITY CONTRACT              Mutual Funds), will not be available
              PROSPECTUS                 for you to allocate your money within
            JANUARY 3, 2011              your Contract. The fixed investment
                                         option is part of our general account
   Issued By The United States Life      and, if chosen, each of your annuity
         Insurance Company in            payments will generally be the same
         the City of New York            amount. If you allocate your money to
  Through Its Separate Account USL A     the variable investment options, the
                                         periodic annuity payments will change
This prospectus describes information    depending on the investment performance
you should know before you purchase a    of the funds you select. You bear the
Group Immediate Variable Annuity (the    investment risk. Currently, the
"Group IVA"). On page 5 you will find    variable investment options are funds
definitions of certain capitalized       of:
terms used in this prospectus. Please
read this prospectus carefully and       .     Vanguard(R) Variable Insurance
keep it for future reference. For              Fund ("Vanguard VIF Portfolios")
information on how to contact us,
please see page 10.                      .     Vanguard Public Mutual Funds
                                               ("Vanguard Funds")
The Group IVA is a single premium
immediate variable annuity Contract      See "Investment Options" on page 14 for
(the "Contract" or "Contracts")          a complete list of the variable
between you and The United States Life   investment options. You should be sure
Insurance Company in the City of New     you also read the prospectuses of the
York ("USL") where you agree to make     Funds underlying the variable
one Premium Payment to USL and USL       investment options that may interest
agrees to make a stream of Income        you. You can request free copies of any
(annuity) Payments at a later date.      or all of the Funds' prospectuses by
The Contract is a single premium,        contacting us as set out on page 10.
immediate, variable annuity offered to
individuals within groups. It is         In addition, the Securities and
immediate because we start making        Exchange Commission ("SEC") maintains a
Income Payments within 12 months from    website at http:www.sec.gov that
the Contract Date.                       contains the prospectus, Statement of
                                         Additional Information ("SAI"),
The description of the Contract in       materials incorporated by reference,
this prospectus is fully applicable to   and other information that we have
your certificate and the word            filed electronically with the SEC.
"Contract" includes any such
certificate.                             NEITHER THE SECURITIES AND EXCHANGE
                                         COMMISSION NOR ANY STATE SECURITIES
THE CONTRACT IS DESIGNED TO MEET         COMMISSION HAS APPROVED OR DISAPPROVED
LONG-TERM FINANCIAL GOALS. DUE TO        OF THESE SECURITIES OR PASSED UPON THE
CERTAIN RESTRICTIONS ON WITHDRAWALS      ADEQUACY OR ACCURACY OF THIS
AND SURRENDERS, THE CONTRACT IS NOT      PROSPECTUS. ANY REPRESENTATION TO THE
SUITABLE AS A SHORT-TERM INVESTMENT.     CONTRARY IS A CRIMINAL OFFENSE.

THE CONTRACT IS AVAILABLE AS A           THE CONTRACTS ARE NOT INSURED BY THE
QUALIFIED CONTRACT, SUCH AS AN           FDIC, THE FEDERAL RESERVE BOARD, OR ANY
INDIVIDUAL RETIREMENT ANNUITY CONTRACT   SIMILAR AGENCY. THEY ARE NOT A DEPOSIT
FUNDED WITH ROLLOVERS FROM               OR OTHER OBLIGATION OF, NOR ARE THEY
TAX-QUALIFIED PLANS, AND AS A            GUARANTEED OR ENDORSED BY, ANY BANK OR
NON-QUALIFIED CONTRACT FUNDED WITH       DEPOSITORY INSTITUTION. AN INVESTMENT
MONEY FROM ANY SOURCE.                   IN A VARIABLE ANNUITY IS SUBJECT TO
                                         INVESTMENT RISKS, INCLUDING POSSIBLE
The Contract has 23 investment options   LOSS OF PRINCIPAL INVESTED.
to which you can allocate your money -
22 variable investment options and one   THE CONTRACTS ARE NOT AVAILABLE IN ALL
fixed investment option. If your         STATES. THIS PROSPECTUS DOES NOT OFFER
Contract is a tax-deferred               THE CONTRACTS IN ANY JURISDICTION WHERE
non-qualified annuity that is not part   THEY CANNOT BE LAWFULLY SOLD. YOU
of your retirement plan, those           SHOULD RELY ONLY ON THE INFORMATION
variable investment options that are     CONTAINED IN THIS PROSPECTUS, SALES
invested in Mutual Funds available to    MATERIALS WE HAVE APPROVED OR THAT WE
the public outside of annuity            HAVE REFERRED YOU TO. WE HAVE NOT
Contracts, life insurance Contracts,     AUTHORIZED ANYONE TO PROVIDE YOU WITH
or certain employer-sponsored            INFORMATION THAT IS DIFFERENT.

                                TABLE OF CONTENTS

DEFINITIONS............................................................................  5
THE MERGER.............................................................................  7
SUMMARY OF THE CONTRACT................................................................  7
   Purpose of the Annuity Contract.....................................................  7
   Type of Contract....................................................................  7
   Purchase of the Contract............................................................  7
   The Investment Options..............................................................  7
   Expenses............................................................................  9
   Mortality and Expense Risk Charge...................................................  9
   Statutory Premium Tax Charge........................................................  9
   Other Expenses...................................................................... 10
   Right to Examine.................................................................... 10
   Partial Withdrawal Rights........................................................... 10
   Cancellation Rights................................................................. 10
INQUIRIES AND CONTRACT OWNER AND ANNUITANT INFORMATION................................. 10
FEE TABLES............................................................................. 11
CONDENSED FINANCIAL INFORMATION........................................................ 12
INVESTMENT OPTIONS..................................................................... 14
   Variable Investment Options......................................................... 14
   Separate Account USL A.............................................................. 14
   Vanguard Funds...................................................................... 15
   Vanguard VIF Portfolios............................................................. 16
   Name Changes........................................................................ 19
   Fixed Investment Option............................................................. 19
EXPENSES............................................................................... 20
      A Closer Look At The Costs of Investing in a Variable Annuity.................... 20
      Summary of costs of investing in the Contracts................................... 20
   Mortality and Expense Risk Charge................................................... 20
      A Closer Look At The Mortality and Expense Risk Charge........................... 21
   Statutory Premium Taxes............................................................. 21
   Income Taxes........................................................................ 21
   Fund Expenses....................................................................... 21
   Fees and Expenses and Money Market Investment Options............................... 21
   Reduction of Certain Charges and Additional Amounts Credited........................ 21
THE CONTRACT........................................................................... 22
   General Description................................................................. 22
   Who Should Purchase a Contract...................................................... 22
      A Few Things To Keep In Mind Regarding Who Should Purchase A Contract............ 22
   About the Contract.................................................................. 22
   Purchasing a Contract............................................................... 23
   Allocation of Premium............................................................... 23
   Right to Return..................................................................... 23
   Market Timing....................................................................... 23
   Restrictions Initiated By the Funds and Information Sharing Obligations............. 24
   Transfers Among Investment Options.................................................. 25
      A CLOSER LOOK AT TRANSFERS AMONG VARIABLE INVESTMENT OPTIONS..................... 25
         How transfers among variable investment options are effected.................. 25

         Minimum Transfer Amount....................................................... 25
   Transaction Requests in Good Order.................................................. 26
   Partial Withdrawal Rights With Variable Payments For A Guaranteed Number of Years... 26
      Example of Computing a Partial Withdrawal........................................ 28
   Cancellation Rights................................................................. 28
   Access to your Money/Cancellation of the Contract................................... 28
   Computing the Cancellation Value.................................................... 29
   Taxes............................................................................... 29
   Additional Rights That We Have...................................................... 29
   Variations in Contract or Investment Option Terms and Conditions.................... 30
   Expenses or Risks................................................................... 30
   Underlying Investments.............................................................. 30
ANNUITY PAYMENTS....................................................................... 30
   Generally........................................................................... 30
A Few Things To Keep In Mind Regarding Annuity Payments................................ 31
   Annuity Payment Options............................................................. 31
      Something To Keep In Mind Regarding Annuity Payment Options 3 or 4............... 32
   Annuity Units....................................................................... 32
   Determination of the Initial Annuity Payment........................................ 32
   Impact of Annuitant's Age on Annuity Payments....................................... 33
   Impact of Annuitant' Gender on Annuity Payments..................................... 33
   Impact of Length of Payment Periods on Annuity Payments............................. 33
   Impact of Optional Cancellation Endorsement on Annuity Payments..................... 33
   Determination of Subsequent Variable Annuity Payments............................... 33
   Assumed Investment Return........................................................... 34
      Plain Talk About Assumed Investment Return or AIR................................ 35
   Selecting an AIR--Pros and Cons..................................................... 35
ACCESS TO YOUR MONEY................................................................... 35
   Generally........................................................................... 35
   Deferment of Payments............................................................... 35
DEATH BENEFIT.......................................................................... 36
   Death Within Six Months of the Contract Date........................................ 36
   Death Prior to Income Start Date.................................................... 36
   Death of Owner After the Income Start Date.......................................... 36
   Death of Annuitant After the Income Start Date...................................... 37
      A Word About Joint Annuitants.................................................... 37
   Designation of Beneficiary.......................................................... 37
PERFORMANCE............................................................................ 37
TAXES.................................................................................. 38
   Introduction........................................................................ 38
   Annuity Contracts In General........................................................ 39
      Tax Treatment Of Distributions Qualified Contracts............................... 39
   Distributions In General............................................................ 39
   Individual Retirement Annuities..................................................... 40
   Rollovers........................................................................... 40
   Conversions......................................................................... 41
   Tax Treatment Of Distributions - Non-Qualified Contracts............................ 41
   General............................................................................. 41
   Complete Surrenders................................................................. 41
   Partial Withdrawal - 100% Taxable................................................... 41
   Non-Qualified Contracts Owned By Non-Natural Persons................................ 42

   Section 1035 Exchanges.............................................................. 42
   Diversification And Investor Control................................................ 42
   Withholding......................................................................... 43
OTHER INFORMATION...................................................................... 43
   The United States Life Insurance Company in the City of New York.................... 43
   National Union Guarantee............................................................ 44
   Ownership........................................................................... 44
   Voting Privileges................................................................... 44
   Distribution of the Contract........................................................ 45
   Legal Proceedings................................................................... 45
FINANCIAL STATEMENTS................................................................... 46
APPENDIX............................................................................... 47
   Hypothetical Illustrations of Annuity Payments...................................... 47
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION........................... 56

                                   DEFINITIONS

We have defined certain terms used in this prospectus to help you understand these terms. We have defined them in this glossary.

ANNUITANT

The person you designate to receive annuity payments and whose life determines the duration of annuity payments involving life contingencies. The Annuitant is usually the owner of the Contract, but in some circumstances the owner may not be the Annuitant. In addition, certain annuity options under the Contract permit a Joint Annuitant.

ANNUITY PAYMENT OPTION

The method in which you choose to receive your stream of annuity payment(s).

ANNUITY UNIT

An accounting unit of measure used to calculate annuity payments after the Contract Date.

ASSUMED INVESTMENT RETURN

The net investment return that will cause variable annuity payments to remain level. The Assumed Investment Return is used in calculating the initial and subsequent variable annuity payments.

COMPANY

The United States Life Insurance Company in the City of New York, One World Financial Center, 200 Liberty Street, New York, New York 10281. In this prospectus, the word "we" refers to the Company.

CONTRACT ANNIVERSARY

An anniversary of the date we issued your Contract.

CONTRACT DATE

The date your Contract is issued and becomes effective.

CONTRACT OWNER

The person (or persons) shown as the Owner under the Contract schedule. Unless otherwise noted, all references to "you" or "your" in this prospectus, refer to the Contract Owner.

CONTRACT YEAR

Each twelve-month period beginning on the Contract Date.

INCOME CHANGE DATE

The date on which the amount of your next variable annuity payment is calculated based in part on the performance of the subaccounts you have chosen, your selected Assumed Investment Return and certain other factors. The Income Change Date occurs on the same frequency as your variable annuity payments (monthly, quarterly, semi-annual or annual basis), which is specified in your Contract.

INCOME START DATE

The date on which annuity payments begin. You choose this date when you purchase the Contract. Because the Contract is an immediate annuity, rather than a deferred annuity, the Income Start Date cannot be later than 12 months after the Contract Date. (Deferred annuities generally permit you to defer the date that annuity payments begin for an indefinite period of time.)

NON-QUALIFIED CONTRACT

An annuity purchased with dollars already subject to taxation.

PREMIUM PAYMENT

Money sent to us to be invested in your Contract. Because the Contract is a single premium Contract, you are permitted to make only one Premium Payment to us. All references, in this prospectus, to "net Premium Payment" mean your Premium Payment minus taxes and one-time charges.

QUALIFIED CONTRACT

An annuity purchased with premium dollars protected from current taxation by some type of employer retirement plan, such as a 403(b), or 401(k), or by a deductible IRA.

RIGHT TO EXAMINE PERIOD

Time period immediately following the Contract Date, when you may return your Contract to the Company.

STATUTORY PREMIUM TAX

A tax charged by a state or municipality on Premium Payments.

VALUATION DATE (ALSO CALLED A "BUSINESS DAY")

Each day that the New York Stock Exchange ("NYSE") is open for trading. We compute Contract values as of the time the NYSE closes on each Valuation Date, which usually is 4:00 p.m. Eastern Time.

VALUATION PERIOD

The period between the close of business on any Valuation Date and the close of business for the next succeeding Valuation Date.

VALUATION DATES, TIMES, AND PERIODS

We compute values under a Contract on each day that the New York Stock Exchange ("NYSE") is open for business. We call each such day a "valuation date" or a "business day."

We compute Contract values as of the time the NYSE closes on each Valuation Date, which usually is 4:00 p.m. Eastern time. We call this our "close of business." We call the time from the close of business on one

Valuation Date to the close of business of the next Valuation Date a "Valuation Period." We are closed only on those holidays the NYSE is closed.

                                   THE MERGER

Effective December 31, 2010, American International Life Assurance Company of New York ("AI Life"), an affiliate of USL, merged with and into USL ("Merger"). Before the Merger, the Contracts were issued by AI Life. Upon the Merger, all Contract obligations that had been those of AI Life became obligations of USL.

The Merger did not affect the terms of, or the rights and obligations under your Contract, other than to reflect the change to the company that provides your Contract benefits from AI Life to USL. You will receive a Contract endorsement from USL that reflects the change from AI Life to USL. The Merger also did not result in any adverse tax consequences for any Contract owners.

                             SUMMARY OF THE CONTRACT

The summary provides a brief overview of the significant features of the Contract. You can find additional information later in this prospectus, in the SAI, and in the Contract. This prospectus applies principally to the variable investment options and related aspects of the Contract. The fixed investment option is discussed under the heading "Fixed Investment Option."

PURPOSE OF THE ANNUITY CONTRACT

The single premium immediate variable annuity Contract described in this prospectus provides annuity payments to the Annuitant for his or her life, and, under particular options, the life of a Joint Annuitant or for a certain period of years. You may select from a number of annuity payment options. Certain options provide a guaranteed minimum number of years of annuity income. You may choose annuity payments that are fixed, variable, or a combination of fixed and variable. You may choose annuity payments on a monthly, quarterly, semi-annual, or annual basis.

   The Contract is intended for people who want to receive a stream of income payments, generally for retirement but also for other long-term purposes.

TYPE OF CONTRACT

If you are eligible, you may purchase the Contract as an individual retirement annuity ("IRA") with contributions rolled-over from tax-qualified plans such as 401(k) Plans, 403(b) Plans, governmental 457 Plans, or IRAs. You may also purchase the Contract as a non-qualified retirement plan for an individual.

PURCHASE OF THE CONTRACT

The minimum amount to purchase a Contract is $20,000. We reserve the right to accept a Premium Payment below that amount or reject a Premium Payment in excess of limits we establish from time to time. In general, we will not issue a Contract to anyone who is over age 90, but reserve the right to increase or decrease that age.

THE INVESTMENT OPTIONS

When you purchase the Contract, you may allocate your Premium Payment to our Separate Account to provide a variable annuity. Our Separate Account is divided into subaccounts, 22 of which are offered under the Contract. Each of the 22 subaccounts invest exclusively in shares of a specific Vanguard Fund or Vanguard VIF Portfolio. The investment performance of each subaccount is linked to the investment performance of one of the Funds. Assets in each of the subaccounts belong to the Company, but are accounted for separately from the Company's other assets and can be used only to satisfy its obligations under the Contracts.

   The Vanguard Funds are only available if your Contract has been issued on a qualified basis. The Vanguard VIF Portfolios are available for both qualified and non-qualified Contracts. You can allocate your Premium Payment to one or more subaccounts that invest exclusively in shares of the following variable investment options described in the Funds' prospectuses:

VANGUARD FUNDS (and their investment advisors)

Managed by Vanguard's Fixed Income Group
   Vanguard Inflation-Protected Securities Fund

Managed by Wellington Management Company, LLP
   Vanguard Dividend Growth Fund
   Vanguard GNMA Fund

Also included in the Vanguard Funds are the:
   Vanguard LifeStrategy(R) Conservative Growth Fund
   Vanguard LifeStrategy(R) Growth Fund
   Vanguard LifeStrategy(R) Income Fund
   Vanguard LifeStrategy(R) Moderate Growth Fund

   These Funds receive advisory services indirectly, by investing in other Vanguard funds.

VANGUARD VIF PORTFOLIOS (and their investment advisors)

Managed by Vanguard's Fixed Income Group
   Vanguard VIF Money Market Portfolio
   Vanguard VIF Short-Term Investment-Grade Portfolio
   Vanguard VIF Total Bond Market Index Portfolio

Managed by Barrow, Hanley, Mewhinney & Strauss, Inc.
   Vanguard VIF Diversified Value Portfolio

Managed by Vanguard's Quantitative Equity Group
   Vanguard VIF Equity Index Portfolio
   Vanguard VIF Mid-Cap Index Portfolio
   Vanguard VIF REIT Index Portfolio

Managed by AllianceBernstein L.P. and William Blair & Company, L.L.C.
   Vanguard VIF Growth Portfolio

Managed by Wellington Management Company, LLP
   Vanguard VIF Balanced Portfolio
   Vanguard VIF High Yield Bond Portfolio

Managed by Granahan Investment Management, Inc. and Vanguard's Quantitative
   Equity Group
   Vanguard VIF Small Company Growth Portfolio

Managed by Wellington Management Company, LLP and Vanguard's Quantitative
   Equity Group
   Vanguard VIF Equity Income Portfolio

Managed by Schroder Investment Management North America Inc.,
M&G Investment Management
   Limited, and Baillie Gifford Overseas Ltd
   Vanguard VIF International Portfolio

Managed by PRIMECAP Management Company
   Vanguard VIF Capital Growth Portfolio

Also included in Vanguard VIF Portfolio is:
   Vanguard VIF Total Stock Market Index Portfolio

Vanguard VIF Total Stock Market Index Portfolio receives advisory services indirectly, by investing in other Vanguard funds and Vanguard VIF Portfolios.

Each Vanguard Fund's board of trustees and each Vanguard VIF Portfolio's board of trustees may, without prior approval from Contract Owners, change the terms of an advisory agreement or hire a new investment advisor--either as a replacement for an existing advisor or as an additional advisor. Any significant change in a Vanguard Fund's or Vanguard VIF Portfolio's advisory arrangements will be communicated to Contract Owners in writing. In addition, as each Vanguard Fund's and each Vanguard VIF Portfolio's overall manager, The Vanguard Group, Inc. ("Vanguard") may provide investment advisory services to any Vanguard Fund or Vanguard VIF Portfolio, on an at-cost basis, at any time. Vanguard may also recommend to the board of trustees that an advisor be hired, terminated, or replaced, or that the terms of an existing investment advisory agreement be revised.

ALLOCATING PART OR ALL OF YOUR PREMIUM PAYMENT TO A SUBACCOUNT MEANS YOU HAVE ELECTED, AT LEAST IN PART, A VARIABLE ANNUITY PAYMENT. THE AMOUNT OF YOUR VARIABLE ANNUITY PAYMENT WILL INCREASE OR DECREASE DEPENDING ON THE INVESTMENT PERFORMANCE OF THE SUBACCOUNTS YOU SELECTED. YOU BEAR THE INVESTMENT RISK FOR AMOUNTS ALLOCATED TO A SUBACCOUNT.

You can also allocate all or part of your Premium Payment to the general account and elect a fixed annuity payment. Under this option, the periodic amount you receive will not change once it is established. Each new allocation from the Separate Account A to the general account will establish a new periodic payment amount for that allocation.

EXPENSES

The company does not deduct a sales load from your Premium Payment, but does deduct the following charges in connection with the Contract. For additional information, see "EXPENSES" further on in this prospectus.

MORTALITY AND EXPENSE RISK CHARGE. We deduct a daily charge from the assets of each subaccount for mortality and expense risks. The maximum charge is 0.52% per annum based on each subaccount's average daily net assets.

STATUTORY PREMIUM TAX CHARGE. Certain states assess a premium tax charge for Premium Payments made under the Contract. If applicable, the premium tax will be deducted from your single Premium Payment upon its receipt by the Company. See "Statutory Premium Taxes" further on in this prospectus for more information.

OTHER EXPENSES. The management fees and other expenses of the funds are paid by the funds and are reflected in the net asset values of the funds' shares.

RIGHT TO EXAMINE

You may cancel your Contract within ten days after receiving it. We will refund your Premium Payment, adjusted as required by your Contract. See "Right to Return" further on in this prospectus.

PARTIAL WITHDRAWAL RIGHTS

If you choose an annuity payment option with a Guaranteed Number of Years, you will have the right to make a partial withdrawal from your Contract subject to certain provisions. See "Partial Withdrawal Rights with Variable Payments for a Guaranteed Number of Years" further on in this prospectus.

CANCELLATION RIGHTS

You may choose to have the right to cancel your Contract subject to certain provisions. See "Cancellation Rights" further on in this prospectus.

             INQUIRIES AND CONTRACT OWNER AND ANNUITANT INFORMATION

If you have questions about your Contract, please telephone our Annuity Administration Department at 1-877-299-1724. Personal and/or account specific information may be requested to validate a caller's identity and authorization prior to the providing of any information. This information will be verified against the Contract Owner's records and all transactions performed will be verified with the Contract Owner through a written confirmation statement. We reserve the right to refuse a telephone request if the caller is unable to provide the requested information or if we reasonably believe that the caller is not an individual authorized to act on the contract. You will receive periodic statements confirming any transactions that take place as well as other required periodic reports if you choose a variable payout option. Until we update all the forms to reflect that AI Life merged into USL, we may provide you with forms, statements or reports that still reflect AI Life as the issuer and/or the former Separate Account's name.

You may also contact The United States Life Insurance Company in the City of New York, the issuer of the Contracts. You can contact The United States Life Insurance Company in the City of New York at its Group Annuity Administration Department, 405 King Street, 4th Floor, Wilmington, Delaware 19801.

                                   FEE TABLES

The following tables describe the fees and expenses that you will pay when buying and owning the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract or transfer cash value between investment options. Statutory state premium taxes may also be deducted.

-------------------------------------------------------------------------------------------------------------------
MAXIMUM OWNER TRANSACTION EXPENSES
-------------------------------------------------------------------------------------------------------------------
CHARGE                                                                                AMOUNT
-------------------------------------------------------------------------------------------------------------------
Sales Load Imposed on Purchases
(as a percentage of purchase payments)
                                                               None
-------------------------------------------------------------------------------------------------------------------
Transfer Fee                                                   $10 per transfer
                                                               (There is no charge for the first 12 transfers
                                                               each Contract year; thereafter, we reserve the right
                                                               to charge a fee of $10 per transfer.)

-------------------------------------------------------------------------------------------------------------------
Partial Withdrawal Transaction Charge                          The lesser of 2% of the amount withdrawn
                                                               or $25

-------------------------------------------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including fund fees and expenses.

---------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average account value)
---------------------------------------------------------------------------------------------------------------
CHARGE                                                                                              AMOUNT
---------------------------------------------------------------------------------------------------------------
Maximum Mortality and Expense Risk Fees                                                              0.52%
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES                                                               0.52%
---------------------------------------------------------------------------------------------------------------

The next table describes the Fund fees and expenses that you will pay periodically during the time that you own the Contract. Total Annual Fund Operating Expenses vary for each Fund. The range in the table shows the minimum and maximum for the Funds as of each Fund's most recent fiscal year end. Current and future expenses for the Funds may be higher or lower than those shown.

---------------------------------------------------------------------------------------------------------------
ANNUAL FUND FEES AND EXPENSES (as a percentage of average daily Separate Account value)
---------------------------------------------------------------------------------------------------------------
CHARGE                                                                               MAXIMUM        MINIMUM
---------------------------------------------------------------------------------------------------------------
Total Annual Fund Operating Expenses (expenses that are deducted from fund            0.52%           0.19%
assets include management fees, distribution (12b-1) fees, and other expenses)
---------------------------------------------------------------------------------------------------------------

Details concerning each Fund's specific fees and expenses are contained in the Funds' prospectuses.

                         CONDENSED FINANCIAL INFORMATION
                            ACCUMULATION UNIT VALUES

VANGUARD(R) FUNDS:                                    12/31/04     12/31/05     12/31/06   12/31/07     12/31/08    12/31/09
   VANGUARD DIVIDEND GROWTH FUND

   Accumulation Unit value at beginning of year       N/A          N/A          $12.68     $15.08       $16.06      $11.89
   Accumulation Unit value at end of year             N/A          $12.68       $15.08     $16.06       $11.89      $14.40
   Number of Accumulation Units outstanding at end
   of year                                            N/A          1,937        1,829      1,724        1,622       1,852

   VANGUARD INFLATION-PROTECTED SECURITIES FUND

   Accumulation Unit value at beginning of year       N/A          N/A          N/A        $11.38       $12.63      $12.21
   Accumulation Unit value at end of year             N/A          N/A          $11.38     $12.63       $12.21      $13.46
   Number of Accumulation Units outstanding at end
   of year                                            N/A          N/A          1,517      5,248        3,520       3,198

   VANGUARD LIFESTRATEGY INCOME FUND

   Accumulation Unit value at beginning of year       N/A          $10.89       $11.18     $12.01       $12.75      $11.35
   Accumulation Unit value at end of year             $10.89       $11.18       $12.01     $12.75       $11.35      $12.65
   Number of Accumulation Units outstanding at end
   of year                                            4,605        4,268        3,918      3,584        3,266       2,963

VANGUARD(R) VIF PORTFOLIOS:
   VANGUARD VIF BALANCED PORTFOLIO

   Accumulation Unit value at beginning of year       N/A          $11.98       $12.74     $14.57       $15.70      $12.09
   Accumulation Unit value at end of year             $11.98       $12.74       $14.57     $15.70       $12.09      $14.79
   Number of Accumulation Units outstanding at end
   of year                                            9,626        16,264       21,748     19,875       17,468      16,104

   VANGUARD VIF CAPITAL GROWTH PORTFOLIO

   Accumulation Unit value at beginning of year       N/A          $12.64       $13.54     $15.03       $16.82      $11.65
   Accumulation Unit value at end of year             $12.64       $13.54       $15.03     $16.82       $11.65      $15.57
   Number of Accumulation Units outstanding at end
   of year                                            2,118        2,307        2,178      4,630        285         1,193

   VANGUARD VIF DIVERSIFIED VALUE PORTFOLIO

   Accumulation Unit value at beginning of year       N/A          $13.50       $14.45     $17.09       $17.67      $11.22
   Accumulation Unit value at end of year             $13.50       $14.45       $17.09     $17.67       $11.22      $14.17
   Number of Accumulation Units outstanding at end
   of year                                            3,031        3,886        3,463      4,106        2,807       2,297

VANGUARD(R) FUNDS:                                    12/31/04     12/31/05     12/31/06   12/31/07     12/31/08    12/31/09
   VANGUARD VIF EQUITY INCOME PORTFOLIO

   Accumulation Unit value at beginning of year       N/A          $12.63       $13.08     $15.71       $16.33      $11.23
   Accumulation Unit value at end of year             $12.63       $13.08       $15.71     $16.33       $11.23      $13.04
   Number of Accumulation Units outstanding at end
   of year                                            2,132        4,450        5,190      5,314        4,159       3,548

   VANGUARD VIF EQUITY INDEX PORTFOLIO

   Accumulation Unit value at beginning of year       N/A          $12.02       $12.53     $14.43       $15.12      $9.49
   Accumulation Unit value at end of year             $12.02       $12.53       $14.43     $15.12       $9.49       $--
   Number of Accumulation Units outstanding at end
   of year                                            2,169        1,964        2,550      2,296        --          --

   VANGUARD VIF GROWTH PORTFOLIO

   Accumulation Unit value at beginning of year       N/A          $11.41       $12.65     $12.83       $14.06      $8.71
   Accumulation Unit value at end of year             $11.41       $12.65       $12.83     $14.06       $8.71       $11.71
   Number of Accumulation Units outstanding at end
   of year                                            3,245        2,951        3,020      4,627        727         3,138

   VANGUARD VIF HIGH YIELD BOND PORTFOLIO

   Accumulation Unit value at beginning of year       N/A          $11.31       $11.56     $12.45       $12.63      $9.81
   Accumulation Unit value at end of year             $11.31       $11.56       $12.45     $12.63       $9.81       $13.55
   Number of Accumulation Units outstanding at end
   of year                                            2,272        2,058        2,208      1,977        1,011       2,385

   VANGUARD VIF INTERNATIONAL PORTFOLIO

   Accumulation Unit value at beginning of year       N/A          $13.34       $15.43     $19.46       $22.73      $12.46
   Accumulation Unit value at end of year             $13.34       $15.43       $19.46     $22.73       $12.46      $17.69
   Number of Accumulation Units outstanding at end
   of year                                            4,459        7,918        6,750      6,306        2,262       3,635

   VANGUARD VIF MID-CAP INDEX PORTFOLIO

   Accumulation Unit value at beginning of year       N/A          $13.23       $15.00     $16.98       $17.93      $10.38
   Accumulation Unit value at end of year             $13.23       $15.00       $16.98     $17.93       $10.38      $14.49
   Number of Accumulation Units outstanding at end
   of year                                            4,226        8,695        7,665      3,189        1,742       3,457

   VANGUARD VIF MONEY MARKET PORTFOLIO

   Accumulation Unit value at beginning of year       N/A          $10.09       $10.35     $10.82       $11.33      $11.59
   Accumulation Unit value at end of year             $10.09       $10.35       $10.82     $11.33       $11.59      $11.60
   Number of Accumulation Units outstanding at end
   of year                                            1,140        1,046        2,571      2,349        3,475       1,231

VANGUARD(R) FUNDS:                                    12/31/04     12/31/05     12/31/06   12/31/07     12/31/08    12/31/09
   VANGUARD VIF REIT INDEX PORTFOLIO

   Accumulation Unit value at beginning of year       N/A          $14.32       $15.93     $21.38       $17.74      $11.07
   Accumulation Unit value at end of year             $14.32       $15.93       $21.38     $17.74       $11.07      $14.23
   Number of Accumulation Units outstanding at end
   of year                                            4,816        7,227        6,038      3,718        1,270       764

   VANGUARD VIF SHORT-TERM INVESTMENT-GRADE PORTFOLIO

   Accumulation Unit value at beginning of year       N/A          $10.22       $10.40     $10.86       $11.45      $11.00
   Accumulation Unit value at end of year             $10.22       $10.40       $10.86     $11.45       $11.00      $12.46
   Number of Accumulation Units outstanding at end
   of year                                            543          487          433        382          1,734       5,076

   VANGUARD VIF SMALL COMPANY GROWTH PORTFOLIO

   Accumulation Unit value at beginning of year       N/A          $12.20       $12.90     $14.15       $14.60      $8.79
   Accumulation Unit value at end of year             $12.20       $12.90       $14.15     $14.60       $8.79       $12.19
   Number of Accumulation Units outstanding at end
   of year                                            5,345        4,853        4,791      4,302        726         1,247

   VANGUARD VIF TOTAL BOND MARKET INDEX PORTFOLIO

   Accumulation Unit value at beginning of year       N/A          $10.51       $10.71     $11.11       $11.83      $12.38
   Accumulation Unit value at end of year             $10.51       $10.71       $11.11     $11.83       $12.38      $13.05
   Number of Accumulation Units outstanding at end
   of year                                            4,732        14,408       14,378     13,232       19,364      10,448

   VANGUARD VIF TOTAL STOCK MARKET INDEX PORTFOLIO

   Accumulation Unit value at beginning of year       N/A          $12.22       $12.90     $14.83       $15.51      $9.68
   Accumulation Unit value at end of year             $12.22       $12.90       $14.83     $15.51       $9.68       $12.35
   Number of Accumulation Units outstanding at end
   of year                                            14,608       16,038       14,701     13,221       8,861       3,476

                               INVESTMENT OPTIONS

VARIABLE INVESTMENT OPTIONS

SEPARATE ACCOUNT USL A

USL holds the assets of your Account Value in subaccounts of Separate Account USL A (the "Separate Account"). The Separate Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940 (the "1940 Act"). Before January 3, 2011, the Separate Account was a separate account of AI Life, created on June 5, 1986, under New York insurance law. At that time the Separate Account was named Variable Account A of American International Life Assurance

Company of New York. On January 3, 2011, and in conjunction with the merger of USL and AI Life, the Separate Account was transferred to and became a separate account of USL under New York law.

USL owns the assets in the Separate Account. The Separate Account is divided into subaccounts. The Separate Account may include other subaccounts which are not available under the Contract.

The assets in the Separate Account may not be used to pay any liabilities of USL other than those arising from the Contracts, and USL is obligated to pay all amounts due the Contract Owners under the Contracts.

VANGUARD FUNDS

Each of the Vanguard Funds is a mutual fund registered with the SEC. As the Funds' sponsor and overall manager, Vanguard may compensate us for providing administrative services in connection with the Funds offered under the Contract. Such compensation will be paid from its assets.

You should carefully read the prospectus for each of the Vanguard Funds before investing. They contain detailed information regarding management of the Vanguard Funds, investment objectives, investment advisory fees and expenses, and other charges. The prospectuses also discuss the risks involved in investing in the Vanguard Funds. Below is a summary of the investment objective and strategies of each Fund available under the Contract. THERE IS NO ASSURANCE THAT ANY OF THESE FUNDS WILL ACHIEVE ITS STATED OBJECTIVE.

..    Vanguard LifeStrategy Income Fund seeks to provide current income and some capital appreciation. The Fund invests in other Vanguard mutual funds according to a fixed formula that over time should reflect an allocation of approximately 60% of the Fund's assets to bonds, 20% to short-term fixed income investments, and 20% to common stocks.

..    Vanguard LifeStrategy Conservative Growth Fund seeks to provide current income and low to moderate capital appreciation. The Fund invests in other Vanguard mutual funds according to a fixed formula that over time should reflect an allocation of approximately 40% of the Fund's assets to bonds, 20% to short-term fixed income investments, and 40% to common stocks.

..    Vanguard LifeStrategy Moderate Growth Fund seeks to provide capital appreciation and a low to moderate level of current income. The Fund invests in other Vanguard mutual funds according to a fixed formula that over time should reflect an allocation of approximately 60% of the Fund's assets to common stocks and 40% to bonds.

..    Vanguard LifeStrategy Growth Fund seeks to provide capital appreciation and some current income. The Fund invests in other Vanguard mutual funds according to a fixed formula that over time should reflect an allocation of approximately 80% of the Fund's assets to common stocks and 20% to bonds.

..    Vanguard Dividend Growth Fund seeks to provide, primarily, a growing stream of income over time and, secondarily, long-term capital appreciation and current income. The Fund invests primarily in stocks that tend to offer current dividends. The Fund focuses on high-quality companies that have prospects for long-term total returns as a result of their ability to grow earnings and their willingness to increase dividends over time. These stocks typically - but not always - will be undervalued relative to the market and will show potential for increasing dividends. The Fund will be diversified across industry sectors.

..    Vanguard GNMA Fund seeks to provide a moderate level of current income. The
     Fund invests at least 80% of its assets in Government National Mortgage Association (GNMA) pass-through certificates, which are fixed income securities representing part ownership in a pool of mortgage loans supported by the full faith and credit of the U.S. government. The balance of the Fund's assets may be invested in other types of securities, such as U.S. Treasury, or other U.S. government agency securities, as well as in repurchase agreements collateralized by such securities. Securities issued by most other U.S. government agencies, other than the U.S. Treasury and GNMA, are neither guaranteed by the U.S. Treasury nor supported by the full faith and credit of the U.S. government. The Fund's dollar-weighted average maturity depends on homeowner prepayments of the underlying mortgages. Although the Fund does not observe specific maturity guidelines, the Fund's dollar-weighted average maturity will normally fall within an intermediate-term range (3 to 10 years).

..    Vanguard Inflation-Protected Securities Fund seeks to provide inflation protection and income consistent with investment in inflation-indexed securities. The Fund invests at least 80% of its assets in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations. The Fund may invest in bonds of any maturity; however, its dollar-weighted average maturity is expected to be in the range of 7 to 20 years. At a minimum, all bonds purchased by the Fund will be rated "investment-grade.

Each Fund is part of Vanguard, a family of 37 investment companies with more than 160 investment portfolios holding assets in excess of $1 trillion. Vanguard serves as the investment advisor to VANGUARD INFLATION-PROTECTED SECURITIES FUND. Vanguard manages the Inflation-Protected Securities Fund on an at-cost basis, subject to the supervision and oversight of the trustees and officers of the funds. Certain funds employ external advisors. Wellington Management Company, LLP serves as advisor to VANGUARD DIVIDEND GROWTH FUND and VANGUARD GNMA FUND. The LifeStrategy Funds do not employ an investment advisor. The LifeStrategy Funds' board of trustees decides how to allocate their assets among the underlying funds.

VANGUARD VIF PORTFOLIOS

Each of the Vanguard VIF Portfolios is a mutual fund registered with the SEC. As the funds' distributor, Vanguard may compensate us for providing administrative services in connection with the funds offered under the Contract. Such compensation will be paid from its assets.

You should carefully read the prospectus for the Vanguard VIF Portfolios before investing. It contains detailed information regarding management of the Vanguard VIF Portfolios, investment objectives, investment advisory fees and expenses, and other charges. The prospectus also discusses the risks involved in investing in the Vanguard VIF Portfolios. Below is a summary of the investment objective and strategies of each Portfolio available under the Contract. THERE IS NO ASSURANCE THAT ANY OF THESE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE.

..    Vanguard VIF Money Market Portfolio seeks to provide current income while maintaining liquidity and a stable share price of $1. The Portfolio invests primarily in high-quality, short-term money market instruments, including certificates of deposit, banker's acceptances, commercial paper, and other money market securities. To be considered high-quality, a security generally must be rated in one of the two highest credit-quality categories for short-term securities by at least two nationally recognized rating services (or by one, if only one rating service has rated the security). If unrated, the security must be determined by Vanguard to be of quality equivalent to securities in the two highest credit-quality categories. The Portfolio invests more than 25% of its assets in securities issued by companies in the financial services industry. The Portfolio maintains a dollar-weighted average maturity of 90 days or less.

..    Vanguard VIF Short-Term Investment-Grade Portfolio seeks to provide current income while maintaining limited price volatility. The Portfolio invests in a variety of high-quality and, to a lesser extent, medium-quality fixed income securities, at least 80% of which will be short- and intermediate-term investment-grade securities. High-quality fixed income securities are those rated the equivalent of A3 or better by Moody's Investor Services, Inc., or by another independent rating agency; medium-quality fixed income securities are those rated the equivalent of Baa1, Baa2 or Baa3 by Moody's or another independent rating agency. (Investment-grade fixed income securities are those rated the equivalent of Baa3 and above by Moody's.) The Portfolio is expected to maintain a dollar-weighted average maturity of 1 to 4 years.

..    Vanguard VIF Total Bond Market Index Portfolio seeks to track the performance of a broad market-weighted bond index. The Portfolio employs a "passive management" - or indexing investment approach designed to track the performance of the Barclays Capital U.S. Aggregate Bond Index. This Index represents a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States - including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than 1 year. The Portfolio invests by sampling the Index, meaning that it holds a broadly diversified collection of securities that, in the aggregate, approximates the full Index in terms of key risk factors and other characteristics. All of the Portfolio's investments will be selected through the sampling process, and at least 80% of the Portfolio's assets will be invested in bonds held in the Index. The Portfolio maintains a dollar-weighted average maturity consistent with that of the Index, which generally ranges between 5 and 10 years.

..    Vanguard VIF High Yield Bond Portfolio seeks to provide a high level of current income. The Portfolio invests mainly in a diversified group of high-yielding, higher-risk corporate bonds - commonly known as "junk bonds"
     - with medium- and lower-range credit-quality ratings. The Portfolio invests at least 80% of its assets in corporate bonds that are rated below Baa by Moody's, have an equivalent rating by any other independent bond-rating agency; or, if unrated, are determined to be of comparable quality by the Portfolio's advisor. The Portfolio's 80% policy may be changed only upon 60 days' notice to shareholders. The Portfolio may not invest more than 20% of its assets in any of the following, taken as a whole: bonds with credit ratings lower than B, or the equivalent, convertible securities, and preferred stocks and fixed and floating rate loans of medium to lower-range credit quality. The loans that the Portfolio may invest in will be rated Baa or below by Moody's; have an equivalent rating by any other independent bond-rating agency; or, if unrated, are determined to be of comparable quality by the Portfolio's advisor. The Portfolio's high-yield bonds and loans mostly have short- and intermediate-term maturities.

..    Vanguard VIF Balanced Portfolio seeks to provide long-term capital appreciation and reasonable current income. The Portfolio invests 60% to 70% of its assets in dividend-paying and, to a lesser extent, non-dividend-paying common stocks of established, medium-size and large companies. In choosing these companies, the advisor seeks those that appear to be undervalued but have prospects for improvement. These stocks are commonly referred to as value stocks. The remaining 30% to 40% of Portfolio assets are invested mainly in fixed income securities that the advisor believes will generate a reasonable level of current income. These securities include investment-grade corporate bonds, with some exposure to U.S. Treasury and government agency bonds, and mortgage-backed securities.

..    Vanguard VIF Equity Income Portfolio seeks to provide an above-average level of current income and reasonable long-term capital appreciation. The Portfolio invests mainly in common stocks of medium-size and large companies whose stocks pay above-average levels of dividend income and are considered to have the potential for capital appreciation. In addition, the advisors generally look for companies that they believe are committed to paying dividends consistently. Under normal circumstances, the Portfolio will invest at least 80% of its assets in stocks, also known as equity securities. The Portfolio's 80% policy may be changed only upon 60 days' notice to shareholders. The Portfolio uses multiple investment advisors.

..    Vanguard VIF Diversified Value Portfolio seeks to provide long-term capital appreciation and income. The Portfolio invests mainly in large- and mid-capitalization companies whose stocks are considered by the advisor to be undervalued. Undervalued stocks are generally those that are out of favor with investors and that the advisor feels are trading at prices that are below average in relation to such measures as earnings and book value. These stocks often have above-average dividend yields.

..    Vanguard VIF Total Stock Market Index Portfolio seeks to track the performance of a benchmark index that measures the investment return of the overall stock market. The Portfolio employs a "passive management" - or indexing-investment approach designed to track the performance of the Standard & Poor's (S&P) Total Market Index by investing all, or substantially all, of its assets in two Vanguard funds - Vanguard Variable Insurance Fund-Equity Index Portfolio and Vanguard Extended Market Index Fund. The S&P Total Market Index consists of substantially all of the U.S. common stocks regularly traded on the New York and American Stock Exchanges and the Nasdaq over-the-counter market. Though the Portfolio seeks to track the Index, its performance typically can be expected to fall short by a small percentage representing operating costs of the underlying funds.

..    Vanguard VIF Equity Index Portfolio seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The Portfolio employs a "passive management" - or indexing-investment approach designed to track the performance of the Standard & Poor's 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. The Portfolio attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index.

..    Vanguard VIF Mid-Cap Index Portfolio seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks. The Portfolio employs a "passive management" - or indexing - investment approach designed to track the performance of the MSCI(R) US Mid Cap 450 Index, a broadly diversified index of stocks of medium-size U.S. companies. The Portfolio attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index.

..    Vanguard VIF Growth Portfolio seeks to provide long-term capital appreciation. The Portfolio invests mainly in large-capitalization stock of U.S. companies considered to have above-average earnings growth potential and reasonable stock prices in comparison with expected earnings. The Portfolio uses multiple investment advisors.

..    Vanguard VIF Capital Growth Portfolio seeks to provide long-term capital appreciation. The Portfolio invests in stocks considered to have above-average earnings growth potential that is not reflected in their current market prices. The Portfolio consists predominantly of mid- and large-capitalization stocks.

..    Vanguard VIF Small Company Growth Portfolio seeks to provide long-term capital appreciation. The Portfolio invests at least 80% of its assets primarily in common stocks of smaller companies. These companies tend to be unseasoned and are considered by the Portfolio's advisors to have superior growth potential. Also, these companies often provide little or no dividend income. The Portfolio's 80% policy may be changed only upon 60 days' notice to shareholders. The Portfolio uses multiple investment advisors.

..    Vanguard VIF International Portfolio seeks to provide long-term capital appreciation. The Portfolio invests primarily in the stocks of companies located outside the United States and is expected to diversify its assets across developed and emerging markets in Europe, the Far East, and Latin America.

     In selecting stocks, the Portfolio's advisors evaluate foreign markets around the world and choose companies large-, mid-, and small capitalization considered to have above-average growth potential. The Portfolio uses multiple investment advisors.

..    Vanguard VIF REIT Index Portfolio seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs. The Portfolio employs a "passive management" - or indexing-investment approach designed to track the performance of the MSCI(R) US REIT Index. The Index is composed of stocks of publicly traded equity real estate investment trusts (known as REITs). The Portfolio attempts to replicate the Index by investing all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index.

Vanguard serves as the investment advisor to VANGUARD VIF EQUITY INDEX PORTFOLIO, VANGUARD VIF MID-CAP INDEX PORTFOLIO, VANGUARD VIF MONEY MARKET PORTFOLIO, VANGUARD VIF REIT INDEX PORTFOLIO, VANGUARD VIF SHORT-TERM INVESTMENT-GRADE PORTFOLIO, and VANGUARD VIF TOTAL BOND MARKET INDEX PORTFOLIO. VANGUARD VIF TOTAL STOCK MARKET INDEX PORTFOLIO receives advisory services indirectly, by investing in other Vanguard funds and Vanguard VIF Portfolios. Vanguard manages these funds on an at-cost basis, subject to the control of the trustees and officers of the funds. Certain funds employ external advisors. PRIMECAP Management Company serves as advisor to VANGUARD VIF CAPITAL GROWTH PORTFOLIO. AllianceBernstein L.P. and William Blair & Company, L.L.C. serve as advisors to VANGUARD VIF GROWTH PORTFOLIO. Wellington Management Company, LLP serves as advisor to VANGUARD VIF HIGH YIELD BOND PORTFOLIO and VANGUARD VIF BALANCED PORTFOLIO. Granahan Investment Management, Inc. and Vanguard's Quantitative Equity Group serve as advisors to VANGUARD VIF SMALL COMPANY GROWTH PORTFOLIO. Schroder Investment Management North America Inc., Baillie Gifford Overseas Ltd, and M&G Investment Management Limited serve as advisors to VANGUARD VIF INTERNATIONAL PORTFOLIO. Barrow, Hanley, Mewhinney & Strauss, Inc. serves as advisor to VANGUARD VIF DIVERSIFIED VALUE PORTFOLIO. Wellington Management Company, LLP and Vanguard's Quantitative Equity Group serve as advisors to VANGUARD VIF EQUITY INCOME PORTFOLIO.

NAME CHANGES

From time to time, certain Fund names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports, and confirmations that reflect a Fund's prior name.

FIXED INVESTMENT OPTION

Premium you allocate to the fixed investment option goes into our general account. The general account is not registered with the SEC. The general account is invested in assets permitted by state insurance law. It is made up of all of our assets other than assets attributable to our Separate Accounts. Unlike our Separate Account assets, assets in the general account are subject to claims of Contract Owners like you, as well as claims made by our other creditors.

No transfers can be made from the fixed investment option to a variable investment option, but transfers can be made from the variable investment options to the fixed investment option or to other variable investment options.

To the extent that you allocate premium or transfer amounts into the fixed investment option, we guarantee that the amount of the annuity payments you receive will be unaffected by investment performance.

                                    EXPENSES

--------------------------------------------------------------------------------

          A CLOSER LOOK AT THE COSTS OF INVESTING IN A VARIABLE ANNUITY

     Costs are an important consideration in choosing a variable annuity. That's because you, as a Contract Owner, pay the costs of operating the underlying mutual funds, plus any transaction costs incurred when the fund buys and sells securities, as well as the costs associated with the annuity Contract itself. These combined costs can have a significant effect on the investment performance of the annuity Contract. Even seemingly small differences in mutual fund and annuity Contract expenses can, over time, have a dramatic effect on performance.

                 SUMMARY OF COSTS OF INVESTING IN THE CONTRACTS

     .    No sales load or sales charge

     .    No annual Contract maintenance charge

     . No current fee to exchange money among the Subaccounts (we reserve the right to charge a fee of $10.00 per transfer)

     .    Maximum Annual Mortality and Expense Risk Charge: 0.52%

     . Partial Withdrawal Transaction Charge: The lesser of 2% of the amount withdrawn or $25

     . Fees and expenses paid by the funds ranged from 0.9% to 0.52% at the end of each fund's most recent fiscal year

--------------------------------------------------------------------------------

MORTALITY AND EXPENSE RISK CHARGE

As part of our calculation of the value of Annuity Units, we deduct the mortality and expense risk charge on a daily basis. The mortality and expense risk charge is equal, on an annual basis, to a percentage of the daily value of the variable portion of your Contract. We may offer different rates to different groups, based upon our assessment of the risks that are involved. Once the charge is established it will not change for the group. The maximum rate we will charge any group is 0.52%. The charge compensates us for the expenses of administering the Contract, for assuming the risk that we will have to make annuity payments for longer than we anticipate, and for assuming the risk that current charges will be insufficient in the future to cover the costs associated with the Contract. If the charges under the Contract are not sufficient, we will bear the loss. If the charges are sufficient, we will keep the balance of this charge as profit.

--------------------------------------------------------------------------------

             A CLOSER LOOK AT THE MORTALITY AND EXPENSE RISK CHARGE

     The Company assumes mortality risk where Contract Owners elect an Annuity Payment Option under which the Company guarantees a number of payments over a life or joint lives. The Company assumes the risk of making monthly annuity payments regardless of how long all Annuitants may live.`

     The Company also assumes charges for administrative expenses, which are guaranteed not to increase beyond the rates shown for the life of the Contract, but may not be enough to cover the actual costs of issuing and administering the Contract.

--------------------------------------------------------------------------------

STATUTORY PREMIUM TAXES

We will deduct from your Premium Payment any premium tax imposed on us by the state or locality where you reside. The State of New York currently imposes no premium taxes on annuity Contracts.

INCOME TAXES

Although we do not currently deduct any charge for income taxes attributable to your Contract, we reserve the right to do so in the future.

FUND EXPENSES

There are deductions from and expenses paid out of the assets of the various funds. These charges are described in the prospectuses for the Vanguard Funds and the Vanguard VIF Portfolios. The maximum fund expenses are described in the fee table contained in the prospectus.

FEES AND EXPENSES AND MONEY MARKET INVESTMENT OPTIONS

During periods of low short-term interest rates, and in part due to Contract fees and expenses that are assessed as frequently as daily, the yield of the money market investment option may become extremely low and possibly negative. If the daily dividends paid by the underlying mutual fund for the money market investment option are less than the Contract's fees and expenses, the money market investment option's unit value will decrease. In the case of negative yields, your Contract value in the money market investment option will lose value.

REDUCTION OF CERTAIN CHARGES AND ADDITIONAL AMOUNTS CREDITED

We may charge a mortality and expense risk charge that is lower than the maximum charge, reduce or eliminate transaction charges, or lower the minimum single premium requirement when the Contract is sold to groups of individuals under circumstances that reduce our sales, administrative, or any other expenses or mortality risks. Any variation in charges under the Contract will reflect differences in costs, services or risks, and will not be unfairly discriminatory. We will determine the eligibility of such groups by considering factors such as:

(1)  the size and nature of the group;

(2)  the total amount of premium we expect to receive from the group;

(3) any other circumstances which we believe to be relevant in determining whether reduced sales, administrative or any other expenses or mortality risks may be expected.

Any reduction or elimination may be withdrawn or modified by us.

                                  THE CONTRACT

GENERAL DESCRIPTION

An annuity is a Contract between you, as the owner, and a life insurance company. The Contract provides income in the form of annuity payments beginning on the Income Start Date you select, which must be within 12 months after the Contract Date. You may purchase the Contract using after-tax dollars (a non-qualified Contract), transferring assets from another IRA, or by "rolling over" assets from a qualified plan (a qualified Contract).

The Contract is called a variable annuity because you can allocate your money among variable investment options. Each subaccount of our Separate Account invests in shares of a corresponding mutual fund. Depending on market conditions, the various funds may increase or decrease in value. If you allocate money to the funds, the amount of the variable annuity payments will depend on the investment performance of the funds you select.

The Contract also has a fixed investment option that is part of our general account. Each annuity payment from the fixed portion of your Contract will generally be for the same amount and will not vary with investment performance.

WHO SHOULD PURCHASE A CONTRACT

The Contract is designed for people who want to receive a stream of income payments, generally for retirement. We call this stream of income payments "Annuity Payments."

You can purchase the Contract as a non-qualified Contract, with money generally from any source. Or, you may purchase the Contract as a qualified Contract such as an individual retirement annuity Contract funded with rollovers from tax-qualified plans.

--------------------------------------------------------------------------------

      A FEW THINGS TO KEEP IN MIND REGARDING WHO SHOULD PURCHASE A CONTRACT

     Under the Contract, you will have access to your investment only through annuity payments, or certain other Contract provisions discussed in your Contract (and any applicable endorsements thereto).

     The Contract should only be purchased by individuals who will not need full access to their Premium Payment on an immediate basis.

--------------------------------------------------------------------------------

ABOUT THE CONTRACT

This prospectus describes a Contract between you and the Company, the issuer of the Contract. The Contract may provide income payments for the life of one or two persons, or for a designated period, or both.

PURCHASING A CONTRACT

The minimum investment for both qualified and non-qualified Contracts is $20,000. We reserve the right to refuse your Premium Payment. In general, we will not issue a Contract to anyone who is over age 90, but we reserve the right to lower or increase this age for new Contracts.

ALLOCATION OF PREMIUM

When you purchase a Contract, you will tell us how to allocate your Premium Payment among the investment options. At the time of application, we must receive your Premium Payment before the Contract will be effective. We will issue your Contract and allocate your Premium Payment to Vanguard VIF Money Market Portfolio within two business days. If you do not give us all the necessary information we need to issue the Contract, we will contact you to obtain it. If we are unable to complete this process within five business days, we will refund your money unless you authorize us to keep it until all the necessary information is obtained.

RIGHT TO RETURN

If for any reason you are not satisfied with your Contract, you may return it to us and we will refund your Premium Payment received by us, and any applicable charges that have been deducted, adjusted by any investment experience. Because you have this right, we will direct the portion of your initial net Premium Payment that is to be allocated to a variable investment option, to Vanguard VIF Money Market Portfolio for a period of 15 days, starting on the date your investment performance begins. Then we will automatically allocate your investment among the available variable investment options in the ratios you have chosen. The allocation of your investment out of Vanguard VIF Money Market Portfolio into the investment options you have chosen, generally utilizes investment option prices as of the date of the allocation. However, if the allocation is scheduled to occur on a non-business day, it will be processed as of the preceding business day. As with all of the subaccounts, you bear any risk associated with investing in Vanguard VIF Money Market Portfolio during the right to return period.

To exercise your right to return your Contract, you must mail it directly to us at The United States Life Insurance Company in the City of New York, Attention:
Group Annuity Administration Department, 405 King Street, 4th Floor, Wilmington, Delaware 19801, within 10 days after you receive it.

Any portion of your initial net premium that is to be allocated to the fixed investment option will be so allocated upon receipt.

MARKET TIMING

The Contracts are not designed for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. Market timing carries risks with it, including:

..    dilution in the value of Fund shares underlying investment options of other
     Contract Owners;
..    interference with the efficient management of the Fund's portfolio; and
..    increased administrative costs.

We have policies and procedures affecting your ability to make exchanges within your Contract. We use the term "exchange" to mean a transfer of your account value in one investment option (all or a portion of the value) to another investment option. We are not referring to the exchange of one variable annuity contract for another annuity contract or life insurance policy. We are required to monitor the Contracts to determine if a Contract Owner requests:

..    an exchange out of a variable investment option within two calendar weeks of an earlier exchange into that same variable investment option; or
..    an exchange into a variable investment option within two calendar weeks of an earlier exchange out of that same variable investment option; or
..    an exchange out of a variable investment option followed by an exchange into that same variable investment option, more than twice in any one calendar quarter; or
..    an exchange into a variable investment option followed by an exchange out of that same variable investment option, more than twice in any one calendar quarter.

If any of the above transactions occurs, we will suspend such Contract Owner's same day or overnight delivery transfer privileges (including website, email and facsimile communications) with notice to prevent market timing efforts that could be harmful to other Contract Owners or beneficiaries. Such notice of suspension will take the form of either a letter mailed to your last known address, or a telephone call from our Administrative Center to inform you that effective immediately, your same day or overnight delivery transfer privileges have been suspended. A Contract Owner's first violation of this policy will result in the suspension of Contract transfer privileges for ninety days. A Contract Owner's subsequent violation of this policy will result in the suspension of Contract transfer privileges for six months.

In most cases, exchanges into and out of the Vanguard VIF Money Market Portfolio are not considered market timing; however, we examine all of the above transactions without regard to any exchange into or out of the Vanguard VIF Money Market Portfolio. We treat such transactions as if they are exchanges directly into and out of the same variable investment option. For instance:

(1) if a Contract Owner requests an exchange out of any variable investment option into the Vanguard VIF Money Market Portfolio, and

(2) the same Contract Owner, within two calendar weeks requests an exchange out of the Vanguard VIF Money Market Portfolio back into that same variable investment option, then

(3)  the second transaction above is considered market timing.

Transfers under dollar cost averaging, automatic rebalancing or any other automatic transfer arrangements to which we have agreed are not affected by these procedures.

The procedures above will be followed in all circumstances, and we will treat all Contract Owners the same.

In addition, Contract Owners incur a $10 charge for each transfer in excess of 12 each Contract year.

RESTRICTIONS INITIATED BY THE FUNDS AND INFORMATION SHARING OBLIGATIONS

The Funds have policies and procedures restricting transfers into the Fund. For this reason or for any other reason the Fund deems necessary, a Fund may instruct us to reject a Contract Owner's transfer request. Additionally, a Fund may instruct us to restrict all purchases or transfers into the Fund by a particular Contract Owner. We will follow the Fund's instructions. The availability of transfers from any investment option offered under the Contract is unaffected by the Fund's policies and procedures.

Please read the Funds' prospectuses and supplements for information about restrictions that may be initiated by the Funds.

In order to prevent market timing, the Funds have the right to request information regarding Contract Owner transaction activity. If a Fund requests, we will provide mutually agreed upon information regarding Contract Owner transactions in the Fund.

TRANSFERS AMONG INVESTMENT OPTIONS

The initial allocation of premium among investment options to provide variable annuity payments can be changed by transfers of fund values among the investment options made by written request. We reserve the right to charge $10 per transfer after the first 12 transfers in a Contract year. We consider your instructions to transfer from or to more than one investment option at the same time to be one transfer.

No transfers can be made from the fixed investment option to a variable investment option, but transfers can be made from the variable investment options to the fixed investment option or to other variable investment options.

The company may offer certain features, such as dollar cost averaging and/or automatic rebalancing, that provide for automatic and scheduled transfers between variable investment options. Under these features, transactions are generally priced as of the date of the transfer. However, if the scheduled date of the transfer falls on a non-business day, it will be processed as of the preceding business day. Dollar cost averaging and automatic rebalancing transfers do not count against the free transfers you are permitted to make each Contract year.

--------------------------------------------------------------------------------

          A CLOSER LOOK AT TRANSFERS AMONG VARIABLE INVESTMENT OPTIONS

     HOW TRANSFERS AMONG VARIABLE INVESTMENT OPTIONS ARE EFFECTED:

     (A) The number of Annuity Units in the subaccount from which Annuity Units will be withdrawn is multiplied by the current Annuity Unit Value of that subaccount.

     (B) The final value from (A) is divided by the current Annuity Unit Value of the subaccount into which the transfer is going.

     (C) The result of (B) is the number of Annuity Units allocated to the new subaccount.

     MINIMUM TRANSFER AMOUNT. The minimum amount that can be transferred in any one transfer is $50 per month of income. This means that however many Annuity Units would produce $50 of monthly income, calculated at the current Annuity Unit Value, is the minimum number of Annuity Units that may be transferred.

     FOR EXAMPLE, let's say that you owned 500 Annuity Units in subaccount one ("s1"), valued at $2 per Annuity Unit, for a total of $1,000 in monthly income. You decide to transfer the entire amount in s1 to subaccount two ("s2"). Annuity Units in s2 are currently valued at $5 per Annuity Unit. Upon completion of the transfer, you will own 200 Annuity Units in s2 valued at $5 per Annuity Unit, for a total of $1,000 in monthly income.

--------------------------------------------------------------------------------

The transfer request must clearly state which investment options are involved and the amount of the transfer.

We will accept transfers after required authorization forms are received at our office. Neither we nor any of the fund managers will be liable for following instructions we reasonably believe to be genuine or for any loss, damage, cost or expense in acting on such instructions. We have in place procedures to provide reasonable assurance that instructions are genuine.

TRANSACTION REQUESTS IN GOOD ORDER

We will accept the Contract Owner's instructions to withdraw value from the Contract or to transfer values in the Contract Owner's investment options, contingent upon the Contract Owner providing us with withdrawal or transfer requests in good order. This means that the Contract Owners' requests must be accompanied by sufficient detail to enable us to withdraw or transfer assets properly.

If we receive a transaction request and it is not in good order, the transfer will not be completed until we receive all necessary information. If we receive a withdrawal request and it is not in good order, the withdrawal will not be completed until we receive all necessary information.

We will attempt to make a Contract Owner's request in good order for up to five business days following its receipt. For instance, one of our representatives may telephone the Contract Owner to determine the intent of a request. If a Contract Owner's request is still not in good order after five business days, we will cancel the request and notify the Contract Owner when the request is cancelled.

PARTIAL WITHDRAWAL RIGHTS WITH VARIABLE PAYMENTS FOR A GUARANTEED NUMBER OF
YEARS

If you choose an annuity payment option where you will continuously receive annuity payments for "A Guaranteed Number of Years" (referred to as the "Guaranteed Period"), then you will have the right to make one partial withdrawal per Contract Year from the present value of your remaining variable annuity payments subject to the following provisions:

..    PARTIAL WITHDRAWAL TRANSACTION CHARGE. We will assess a partial withdrawal transaction charge for each partial withdrawal. The partial withdrawal transaction charge is the lesser of 2% of the amount withdrawn or $25. This charge will be deducted from the net proceeds of the partial withdrawal.

..    DETERMINATION OF SUBSEQUENT VARIABLE ANNUITY PAYMENTS. This prospectus describes how we determine variable annuity payments subsequent to the initial annuity payment. While the number of Annuity Units for each subaccount will generally remain constant, this prospectus lists two exceptions to that rule on page 34. Another exception exists if you make a partial withdrawal, as permitted in this prospectus. A partial withdrawal involves a transfer of assets out of a subaccount. As actual assets decrease in a subaccount, the number of Annuity Units in such subaccount must also be decreased to reflect the loss of those assets.

..    ACCESS TO YOUR MONEY. You may elect a partial withdrawal of a portion of the present value of the variable annuity payments remaining in the Guaranteed Period as long as at least five (5) years of variable guaranteed periodic payments remain in your annuity after the partial withdrawal has been completed. A partial withdrawal will reduce all remaining variable annuity payments, both guaranteed and life contingent, by an equal amount and will also reduce the length of the Guaranteed Period for variable annuity payments. See the section on "Computing the Partial Withdrawal Amount" on the next page of this prospectus.

..    PARTIAL WITHDRAWAL LIMITATIONS. In determining the value available for a partial withdrawal, only the present value of the variable annuity payments will be used. No fixed Annuity Payments will be used in determining partial withdrawal values, and neither the amount of fixed annuity payments nor the length of the Guaranteed Period for such fixed annuity payments will be affected by a partial withdrawal. At any time after the Right to Examine period has ended, you may request a partial withdrawal from your Contract as long as more than five (5) years remain in the Guaranteed Period. Partial withdrawals are only available under annuity options which are either a single or joint life annuity with payments guaranteed for a minimum number of years. The Guaranteed Period can never exceed the life expectancy of the Annuitant or Joint Annuitant and cannot be less than five (5) years. To effect a partial withdrawal, the Contract must be in force. Only one partial withdrawal is permitted during any Contract Year. The minimum partial withdrawal amount is $2,500. The partial withdrawal is restricted to an amount that allows at least five (5) years of guaranteed period variable Annuity Payments to remain in the Contract after the withdrawal.

..    PARTIAL WITHDRAWALS REDUCE YOUR FUTURE VARIABLE ANNUITY PAYMENTS. If you
     make a partial withdrawal you will still receive annuity payments, but the partial withdrawal will result in a reduction in the amount of each remaining variable annuity payment as well as a decrease in the guaranteed period that will apply to such variable annuity payments. In addition, if you transfer values from one or more subaccounts which support those variable annuity payments to the fixed investment option which supports the fixed annuity payments at any time after a partial withdrawal has been taken, the Guaranteed Period related to those recently transferred values that are now supporting fixed annuity payments will remain shortened. The Guaranteed Period applicable to any pre-existing fixed annuity payments would not be affected. See "Partial Withdrawal Rights With Variable Payments For A Guaranteed Number of Years" above for the definition of the term "Guaranteed Period."

When you request a partial withdrawal, we will take it from the subaccounts in which the annuity is then invested in the same proportion as the value invested in each subaccount on the date of the partial withdrawal. We charge a fee for each partial withdrawal, which will be deducted from the lump sum payment at the time a partial withdrawal is effected. Since the amount of annuity payments changes on the next Income Change Date, the reduction in annuity payments due to the partial withdrawal (but not the payment of the partial withdrawal amount) will be delayed until that time.

..    COMPUTING THE PARTIAL WITHDRAWAL AMOUNT. If you make a partial withdrawal, we will calculate the present value of future variable annuity payments during the guaranteed period by discounting the payments at the assumed investment return, and with consideration to any fees charged for a partial withdrawal. The future variable income payment amount we use in this calculation is determined by multiplying the Annuity Unit value next computed after we receive the withdrawal request by the current number of Annuity Units for each subaccount, and summing for all subaccounts. A partial withdrawal will reduce all future variable annuity payments by an equal amount, and the remaining length of the guaranteed period will also be reduced.

The following four factors will determine the specific amount by which the remaining variable annuity payments will be reduced and by which the remaining length of the Guaranteed Period will be shortened:

(1)  the amount of the partial withdrawal request;

(2) the length of time remaining in the Guaranteed Period at the time that the partial withdrawal is requested;

(3)  the age and sex of the Annuitant or Joint Annuitants; and

(4)  the Annuity Income Option chosen.

In other words, the more you withdraw will result in lower future variable annuity payments and more of a reduction in the length of time in the guaranteed period. Any fixed income payments remaining under the Contract and their guaranteed period will remain unchanged.

--------------------------------------------------------------------------------

     EXAMPLE OF COMPUTING A PARTIAL WITHDRAWAL: Individual A is age 65 when he begins to receive variable annuity payments of $1,000. He receives payments in monthly installments from a Life Annuity with a Guaranteed Number of Years (20 years). In annuity payment year one, A requests the maximum partial withdrawal amount possible from his variable annuity. By taking this partial withdrawal, A's monthly variable annuity payments are reduced from $1,000 to $210 after the withdrawal, because the number of annuity units has been permanently reduced. A's guaranteed period for variable annuity payments is also reduced from 20 years to 5 years.

     Any portion of your Contract that is allocated to fixed annuity income will not be changed, the monthly fixed payments will remain the same and the guaranteed period for such payments will not be reduced.

--------------------------------------------------------------------------------

..    TAXES. Please read the tax discussion in your prospectus for information relating to partial withdrawals from your Contract, as well as other taxable events. This information is general in nature and is not intended as tax advice. It is based on current law and interpretations, which may change. No attempt is made to consider any applicable state or other tax laws. We do not guarantee the tax status of your Contract.

CANCELLATION RIGHTS

If you elect to include the cancellation option with your Contract, you may have the right to cancel your Contract. Otherwise, the cancellation option described in this section does not apply to you. The cancellation option is available with both the variable and the fixed payouts under all annuity options. If you choose the cancellation endorsement, the amount of each annuity payment will be lower than without the cancellation option.

The Contract is designed to meet long-term financial goals and is not suitable as a short-term investment. If you are concerned that you may need to cancel the Contract within six months, you should consider selecting the Cancellation Endorsement for your Contract. However, since selecting the Cancellation Endorsement will lower your Annuity Payments, if you do not anticipate a need to cancel your Contract, you should not select the Cancellation Endorsement.

ACCESS TO YOUR MONEY/CANCELLATION OF THE CONTRACT. If you are the Annuitant, you may access your money by receiving your scheduled annuity payments. Also, you, as the Contract Owner may cancel your Contract for its cancellation value within six (6) months after the contract date if the following conditions are met:

..    At the time of Contract issue, the Annuitant has not reached the attained age of 75 and the Joint Annuitant, if any, has not reached the attained age of 80;

..    Your Contract includes a Cancellation Endorsement;

..    Your Contract is in force; and

..    A Voluntary Cancellation Form is received by us, in good order, no later than six (6) months after the Annuity Contract date.

If you cancel your Contract, we will pay you a lump sum amount. No residual benefit under the Contract will remain once a cancellation has been requested and paid during the six month period, which means that the annuitant(s) will receive no more payments under the Contract.

COMPUTING THE CANCELLATION VALUE. If you cancel, the amount of the lump sum benefit will be determined by calculating the actuarial present value, if any, of future variable and fixed annuity payments, to be determined as follows.

(1) The value of future variable annuity payments is calculated by applying the Assumed Investment Return factor, and the mortality rates used to initially determine annuity payments, to the future variable annuity payments which are to be paid in accordance with the Annuity Income Option in effect when cancellation is requested. The amount of future variable annuity payments used in this calculation is determined by multiplying the Annuity Unit value next computed after we receive the request by the current number of Annuity Units for each subaccount, and summing for all subaccounts.

(2) Fixed annuity payments will be determined by applying the then current annuity pricing factors, established in accordance with the Fixed Account section of the Contract, to the remaining value of fixed annuity payments which is to be paid in accordance with the Annuity Income Option in effect on the date the request is received. One of these annuity pricing factors is the current interest rate for the Fixed Account, or the "annuity purchase rate." We use investments in the fixed income market in part to support our obligations under the Contracts. We constantly monitor the rate of return we can derive in the fixed income markets. We may change the annuity purchase rate under the Contracts on account of variations in the rate of return on such investments. The current annuity purchase rates we use in calculating the benefit will be no more than three percent (3%) greater than or less than the interest rate used in originally calculating the stream of annuity payments at the Contract Date. For example, if the current annuity purchase rates for fixed annuity payments is seven percent (7%) then the annuity purchase rate that we will use in calculating the lump sum cancellation amount related to the fixed annuity payments portion of your Contract will be no less than four percent (4%) and no greater than ten percent (10%).

TAXES. Please read the discussion under "Taxes" further on in this prospectus for information relating to the cancellation of your Contract, as well as other taxable events. This information is general in nature and is not intended as tax advice. We do not guarantee the tax status of your Contract.

ADDITIONAL RIGHTS THAT WE HAVE

We have the right at any time to:

(1) Transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your Annuity Unit value for that option to below $500;

(2) transfer the entire balance in proportion to any other investment options you then are using, if the Annuity Unit value in an investment option is below $500 for any other reason;

(3) end the automatic rebalancing feature if your Annuity Unit value falls below $5,000;

(4) replace the underlying Fund that any investment option uses with another fund, subject to SEC and other required regulatory approvals;

(5) add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Contracts from one investment option and put them into another, subject to SEC and other required regulatory approvals;

(6) operate the Separate Account under the direction of a committee or discharge such a committee at any time;

(7) operate the Separate Account, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. The Separate Account may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

(8) make other changes in the Contract that in our judgment are necessary or appropriate to ensure that the Contract continues to qualify for tax treatment as an annuity.

VARIATIONS IN CONTRACT OR INVESTMENT OPTION TERMS AND CONDITIONS

We have the right to make some variations in the terms and conditions of a Contract or its investment options. Any variations will be made only in accordance with uniform rules that we establish. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek Contract Owner approval and SEC and other regulatory approvals. Here are some of the potential variations:

EXPENSES OR RISKS. USL may vary the charges and other terms within the limits of the Contract where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Contract.

UNDERLYING INVESTMENTS. You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using.

                                ANNUITY PAYMENTS

GENERALLY

Beginning on the Income Start Date, the Annuitant will receive periodic annuity payments. You may choose annuity payments that are fixed, variable, or a combination of fixed and variable. You may choose annuity payments on a monthly, quarterly, semi-annual, or annual basis.

You select the Income Start Date, which must be within 12 months after the Contract Date, and can start as early as 1 month after we receive your Premium Payment. In addition, annuity payments must begin by the Annuitant's 91st birthday. If a state requires that annuity payments begin prior to such date, we must comply with those requirements.

We will make annuity payments to you as the Annuitant unless, in the case of non-qualified Contracts only, you designate another person as Annuitant to receive them.

--------------------------------------------------------------------------------

             A FEW THINGS TO KEEP IN MIND REGARDING ANNUITY PAYMENTS

     . From time to time, the Company may require proof that the Annuitant or Joint Annuitant is living.

     . Once Annuity Payments begin, you may not select a different Annuity Payment Option.

     . You may select an Annuity Payment Option and allocate your Premium Payment to either fixed or variable income choices, or both. You may not select more than one Annuity Payment Option.

     . If you choose both a fixed and a variable payment option, premium that you allocate to the fixed account may not be reallocated to another subaccount.

     . If you choose to include the Cancellation Endorsement with your Contract, the amount of each annuity payment will be lower than without the Cancellation Endorsement.

     . If the postal or other delivery service is unable to deliver checks to the payee's address of record, or if direct deposits to a bank account are returned because the account is closed, no interest will accrue on amounts represented by uncashed Annuity Payment checks or undeliverable direct deposits. It is the payee's responsibility to keep the Company informed of their current address or active bank account location.

--------------------------------------------------------------------------------

ANNUITY PAYMENT OPTIONS

The Contract currently offers the four annuity options described below. We may make other annuity options available subject to our discretion. Please refer to your Contract specific materials for the annuity options available in your Contract. If your annuity payments would be less than $100 per payment period, we have the right to change the frequency of your payment so that the payments are at least $100.

..    Option 1 - LIFE ANNUITY

     Under this option, we will make annuity payments as long as the Annuitant is alive. Annuity payments stop when the Annuitant dies.

..    Option 2 - LIFE ANNUITY WITH A GUARANTEED NUMBER OF YEARS

     Under this option, we will make annuity payments as long as the Annuitant is alive with the additional guarantee that payments will be made for a particular number of years. If the Annuitant dies before all guaranteed payments have been made, payments will continue to the beneficiary for the remainder of the guaranteed period.

..    Option 3 - JOINT AND SURVIVOR ANNUITY

     Under this option, we will make annuity payments as long as either the Annuitant or Joint Annuitant is alive. Upon the death of the Annuitant, we will continue to make annuity payments so long as the Joint Annuitant is alive. However, the amount of the remaining annuity payments will be either equal to or less than the amount that was payable while the Annuitant was alive. The amount to be paid to the Joint

     Annuitant is determined by the Contract Owner at the time that this Option 3 is selected. Any reduction in the annuity payment amount will be achieved through a reduction in the number of Annuity Units.

..    Option 4 - JOINT AND SURVIVOR ANNUITY WITH A GUARANTEED NUMBER OF YEARS

     Under this option, we will make annuity payments as long as either the Annuitant or Joint Annuitant is alive with the additional guarantee that payments will be made for a minimum number of years. If both the Annuitant and the Joint Annuitant die before all guaranteed payments have been made, payments will continue to the beneficiary for the remainder of the guaranteed period. After the guaranteed period ends, we will continue to make annuity payments for the life of the Annuitant and for as long thereafter as the Joint Annuitant is alive. However, the amount of the annuity payments made to the Joint Annuitant will be either equal to or lower than the amount that was payable while the Annuitant was alive. The amount to be paid to the Joint Annuitant is determined by the Contract Owner at the time that this Option 4 is selected. Any reduction in the annuity payment amount will be achieved through a reduction in the number of Annuity Units.

--------------------------------------------------------------------------------

       SOMETHING TO KEEP IN MIND REGARDING ANNUITY PAYMENT OPTIONS 3 OR 4

     Under Annuity Payment Options 3 or 4, you have the right to determine whether or not the annuity payments to be made to the Joint Annuitant, upon the Annuitant's death, will be:

     (A) equal to the annuity payments the Annuitant was receiving while both the Annuitant and the Joint Annuitant were alive; or

     (B) lower than the annuity payments the Annuitant was receiving while both the Annuitant and the Joint Annuitant were alive.

     All things being equal, annuity payments to the Annuitant while both the Annuitant and the Joint Annuitant are alive will be higher if you choose lower payments to the Joint Annuitant.

--------------------------------------------------------------------------------

ANNUITY UNITS

Upon receiving your single Premium Payment, we calculate the number of Annuity Units associated with each annuity payment as determined by our currently used annuity rate factors. The Annuity Unit value for each fund will vary from one Valuation Period to the next based on the investment experience of the assets in the Fund and the deduction of certain charges and expenses. The SAI contains an explanation of how Annuity Units are valued.

DETERMINATION OF THE INITIAL ANNUITY PAYMENT

The following factors determine the amount of the first annuity payment:

..    the portion of the premium allocated to provide variable payments, the investment options and the Assumed Investment Return ("AIR") you chose and the performance of the investment options between the date we received your Premium Payment and the date of the first annuity payment;

..    the portion of the premium allocated to provide fixed annuity payments and prevailing fixed interest rates;

..    the age and gender of the Annuitant (and Joint Annuitant, if any);

..    the annuity option selected;

..    the frequency of annuity payments;

..    the deduction of applicable premium taxes; and

..    the time period from the Contract Date to the Income Start Date.

IMPACT OF ANNUITANT'S AGE ON ANNUITY PAYMENTS

For either fixed or variable Annuity Payments involving life income, the actual ages of the Annuitant and Joint Annuitant will affect the amount of each payment. Since payments based on the lives of older Annuitants and Joint Annuitants are expected to be fewer in number, the amount of each Annuity Payment will be greater.

IMPACT OF ANNUITANT' GENDER ON ANNUITY PAYMENTS

Congress and the legislatures of various states have from time to time considered legislation that would require annuity benefits to be the same for males and females of the same age. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of annuity Contracts in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender.

In most cases, other than those mentioned above, the amount of fixed and variable Annuity Payments involving life income will be affected by the gender of the Annuitant and Joint Annuitant. However, we reserve the right to offer Contracts to certain groups in situations which, under current, law, may require gender-neutral benefits. Since payments based on the lives of male Annuitants and Joint Annuitants are expected to be fewer in number, in most states the amount of each Annuity Payment will be greater than for female Annuitants and Joint Annuitants.

IMPACT OF LENGTH OF PAYMENT PERIODS ON ANNUITY PAYMENTS

The value of all payments, both fixed and variable, will be greater for shorter guaranteed periods than for longer guaranteed periods, and greater for single-life annuities than for joint and survivor annuities, because they are expected to be made for a shorter period.

IMPACT OF OPTIONAL CANCELLATION ENDORSEMENT ON ANNUITY PAYMENTS

If you choose to include the Cancellation Endorsement with your Contract, the amount of each annuity payment will be lower than without the Cancellation Endorsement. The reduction per annuity payment will vary by Contract, based on the age of the Annuitant(s) and the Annuity Payment Option selected.

DETERMINATION OF SUBSEQUENT VARIABLE ANNUITY PAYMENTS

On each Income Change Date, we will recalculate the variable annuity payments to reflect the performance of the investment options you chose since the last Income Change Date. We determine the dollar amount of the variable annuity payment as follows. The portion of the first annuity payment funded by a particular subaccount is divided by the Annuity Unit value for that subaccount as of the Contract Date. This establishes the number of Annuity Units provided by each subaccount for each subsequent variable annuity payment.

The number of Annuity Units for each subaccount will generally remain constant, subject to the following exceptions:

..    If value is transferred from one investment option to another. See the example under "A Closer Look At Transfers Among Variable Investment Options" in this prospectus.

..    Upon the death of the primary Annuitant after the guaranteed period ends if the Contract Owner selects a joint and survivor annuity option (either Annuity Option 4 or Annuity Option 3) with a lower percentage of payments elected for the Joint Annuitant. Any reduction in the annuity payment amount will be achieved through a reduction in the number of Annuity Units.

The number of Annuity Units for each subaccount is multiplied by the Annuity Unit value for that subaccount for the Valuation Date for which the payment is being calculated. The sum of these figures for all the subaccounts in which you invest establishes the dollar amount of the variable annuity payment.

On the Income Start Date and each Income Change Date thereafter, we will calculate the amount of money necessary to make expected payments until the next Income Change Date. We will transfer that amount to our general account.

The variable annuity payments will remain level until the next Income Change Date. Subsequent variable annuity payments may be more or less than the previously calculated variable annuity payments depending on whether the net investment performance of the selected investment options is greater than or less than the AIR.

ASSUMED INVESTMENT RETURN

The amount of the annuity payments provided by the portion of the Premium Payment allocated to provide variable income depends on the assumption made about future investment performance after the deduction of the mortality and expense risk charge and the fund expenses. This assumption is called the AIR. The AIR not only determines the initial level of income, but also how future investment performance affects annuity payments. Generally, the AIR used is 5%, but on occasion another AIR, for example 3.5%, may be offered.

A higher AIR will result in a larger initial payment, but future increases in the annuity payment will be smaller than with a lower AIR. If net performance for a year (that is, after deducting all charges) is exactly equal to the AIR, the level of the variable annuity payment will not change. If net performance is less than the AIR, annuity payments will decrease. If net performance is more than the AIR, annuity payments will increase. For example, payments based on a 5% AIR would mean a higher initial payment, but payments would increase more slowly in a rising market and decline more rapidly in a falling market. Payments based on a 3.5% AIR would mean a lower initial payment, but payments would increase more rapidly in a rising market and decline more slowly in a falling market.

--------------------------------------------------------------------------------

                PLAIN TALK ABOUT ASSUMED INVESTMENT RETURN OR AIR

..    If you allocate a portion of your premium to variable annuity income then you invest this premium into the annuity investment options available and select an AIR. Currently, we offer an AIR of 5% or an AIR of 3.5%. In the future we may make additional AIRs available.

..    We use the AIR to help us calculate your current and future variable annuity benefits. In order to calculate the benefit amounts we need a rate of return for the annuity investment options you selected. Since we cannot know what the performance of the investment options will be in the future, we make an assumption, and this assumption is called the AIR.

..    For future variable annuity benefits, the AIR represents the total return after expenses of the investment options needed to keep your payments from increasing or decreasing. If the rate of return after expenses earned by your annuity investment options is higher than the AIR, then your benefit payment will increase. Similarly, if the rate of return after expenses earned by your annuity investment options is less than the AIR, then your benefit payment will decrease.

SELECTING AN AIR - PROS AND CONS

..    If more than one AIR is offered you will need to decide between a higher or lower AIR, for example, 3.5% and 5%.

..    With a 5% AIR you will receive a higher initial benefit amount than with a
     3.5% AIR. However, benefits based on a 5% AIR will increase more slowly in a rising market and decline more rapidly in a falling market than benefits based on a 3.5% AIR.

     With a 3.5% AIR, you will receive a lower initial benefit amount than with a 5% AIR. However, benefits based on a 3.5% AIR will increase more quickly in a rising market and decline more slowly in a falling market than benefits based on a 5% AIR.

--------------------------------------------------------------------------------

                              ACCESS TO YOUR MONEY

GENERALLY

Depending on the annuity option you select and whether you are the Annuitant, you may receive annuity payments according to the annuity option you select.

DEFERMENT OF PAYMENTS

We may delay making fixed payments from your Contract for up to 12 months subject to state law. We will credit interest to you during that period.

We may suspend or postpone making variable payments from your Contract or processing transfer requests for an undetermined period of time when:

..    the NYSE is closed other than weekend and holiday closings;

..    trading on the NYSE is restricted,

..    an emergency exists, as determined by a regulatory authority, such that disposal of or determination of the value of shares of the funds is not reasonably practicable;

..    the SEC by order so permits for the protection of investors.

                                  DEATH BENEFIT

DEATH WITHIN SIX MONTHS OF THE CONTRACT DATE

In the event that the Annuitant and Joint Annuitant, if any, die within six (6) months of the Contract Date, and your contract includes a Cancellation Endorsement, we may pay a lump sum death benefit to the Contract Owner, if living, or if not, to the Beneficiary, if the following conditions are met.

..    At the time of Contract issue, the Annuitant has not reached the attained age of 75 and the Joint Annuitant, if any, has not reached the attained age of 80; and

..    Your Contract includes a Cancellation Endorsement.

..    Note: If you choose the Cancellation Endorsement, the amount of each annuity payment will be lower than without the cancellation option.

..    The amount of the lump sum death benefit will be determined by:

..    Calculating the actuarial present value of future variable annuity payments as described under Computing the Cancellation Value earlier in this prospectus; and

..    Adding to that, the amount of premium allocated to pay fixed annuity payments, if any, minus any fixed annuity payments already made.

No residual benefit under the Contract will remain once a cancellation or a death benefit has been requested and paid during this six-month period.

If you do not elect the Cancellation Endorsement, we shall pay the annuity payments, if any, according to the annuity payment option you selected.

DEATH PRIOR TO INCOME START DATE

Subject to the above provision, if no Annuitant or Joint Annuitant is alive on the Income Start Date, the Contract will be canceled and we will pay you a refund equal to your Premium Payment adjusted for any investment performance and any accumulated interest.

DEATH OF OWNER AFTER THE INCOME START DATE

If you are not the Annuitant, and if your death occurs on or after the Income Start Date, no death benefit will be payable under the Contract. Payments will continue to be paid to the Annuitant pursuant to the annuity option in force at the date of your death.

DEATH OF ANNUITANT AFTER THE INCOME START DATE

If an Annuitant dies after the Income Start Date, the remaining payments, if any, will be as specified in the annuity option in effect when the Annuitant died. We will require proof of the Annuitant's death. The remaining benefit, if any, will be paid to the beneficiary according to the annuity option in effect at the Annuitant's death. If no beneficiary survives the Annuitant we will pay any remaining benefit to the Annuitant's estate.

--------------------------------------------------------------------------------

                          A WORD ABOUT JOINT ANNUITANTS

     The Contract permits you as Contract Owner to name a Joint Annuitant. However, choosing a Joint Annuitant will only impact your Contract if you have also designated the Joint Annuitant as a controlling life and chosen one of the following two Joint and Survivor Annuity Options.

     .    Annuity Payment Option 3 - Joint and Survivor Annuity; or
     . Annuity Payment Option 4 - Joint and Survivor Annuity With A Guaranteed Number of Years.

     If you have chosen one of the single life Annuity Options listed below, your naming of a Joint Annuitant under the Contract will have no effect on the benefits due under the Contract.

     .    Annuity Payment Option 1 - Life Annuity; or
     .    Annuity Payment Option 2 - Life Annuity With A Guaranteed Number of
          Years.

     See "Annuity Payment Options" in this prospectus.

--------------------------------------------------------------------------------

DESIGNATION OF BENEFICIARY

The Contract Owner may select one or more Beneficiaries for the Annuitant and name them on the Client Information Form if the Annuity Payment Option selected provides for a beneficiary. Thereafter, while the Annuitant or Joint Annuitant is living, the Annuitant may change the Beneficiary by written notice. The change will take effect as of the date the Annuitant signs the notice, but it will not affect any payment made or any other action taken before the Company acknowledges the notice. The Contract Owner may make the designation of Beneficiary irrevocable. Changes in the Beneficiary may then be made only with the consent of the designated irrevocable Beneficiary. The Annuitant may also make the designation of Beneficiary irrevocable by sending written notice to the Company and obtaining approval from the Company.

                                   PERFORMANCE

Occasionally, we may advertise certain performance information concerning one or more of the subaccounts, including average annual total return and yield information. A subaccount's performance information is based on its past performance only and is not intended as an indication of future performance.

Average annual total return is based on the overall dollar or percentage change in value of a hypothetical investment. When we advertise the average annual total return of a subaccount, it reflects changes in the fund share price, the automatic reinvestment by the subaccount of all distributions, and the deduction of Contract charges. Average annual total return is the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period.

When we advertise the yield of a subaccount, we will calculate it based upon a given thirty-day period. The yield is determined by dividing the net investment income earned by the subaccount during the period by the value of the subaccount on the last day of the period.

When we advertise the performance of the money market subaccount, we may advertise the yield or the effective yield in addition to the average annual total return. The yield of the money market subaccount refers to the income generated by an investment in that subaccount over a seven-day period. The income is then annualized (i.e., the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment). The effective yield is calculated similarly but when annualized the income earned by an investment in the money market subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment during a 52-week period.

Average annual total return at the Separate Account level is lower than at the underlying fund level because it is reduced by the mortality and expense risk charge. Similarly, yield and effective yield at the Separate Account level are lower than at the fund level because they are reduced by the mortality and expense risk charge.

Performance information for a subaccount may be compared in reports and advertising to:

(1) the MSCI Mid Cap 450 Index, the Standard & Poor's 500 Stock Index, MSCI U.S. Broad Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, indices measuring corporate bond and government security prices as prepared by Barclays Capital and Salomon Brothers, or other indices measuring performance of a pertinent group of securities so that investors may compare a fund's results with those of a group of securities widely regarded by investors as representative of the securities markets in general;

(2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets), or tracked by other ratings services, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria;

(3) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract; and

(4) indices or averages of alternative financial products available to prospective investors, including the Bank Rate Monitor which monitors average returns of various bank instruments.

                                      TAXES

INTRODUCTION

The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. You should consult with a competent tax advisor to determine the specific federal tax treatment of your Contract based on your individual factual situation. Not all of the information we have included may be applicable to your Contract (for example, information relating to partial withdrawals and surrenders). This discussion is based on current law and interpretations, which may change. For a discussion of federal income taxes as they relate to the funds, please see the fund prospectuses. No attempt is made to consider any applicable state or other tax laws. We do not guarantee the tax status of your Contract.

ANNUITY CONTRACTS IN GENERAL

The Internal Revenue Code (the "Code") provides special rules regarding the tax treatment of annuity Contracts. Generally, you will not be taxed on the earnings in an annuity Contract until you take the money out. Different rules apply depending on how you take the money out and whether your Contract is qualified or non-qualified as explained below.

--------------------------------------------------------------------------------

               TAX TREATMENT OF DISTRIBUTIONS QUALIFIED CONTRACTS

     If you purchase your Contract under a tax-favored retirement plan or account, your Contract is referred to as a qualified Contract. Examples of qualified plans or accounts are:

     .    Individual Retirement Annuities ("IRAs");
     . Tax Deferred Annuities (governed by Code Section 403(b) and referred to as "403(b) Plans");
     .    Keogh Plans; and
     . Employer-sponsored pension and profit sharing arrangements such as 401(k) plans

--------------------------------------------------------------------------------

DISTRIBUTIONS IN GENERAL

Generally, you have not paid any taxes on the premium used to buy a qualified Contract or on any earnings. Therefore, any amount you take out as annuity payments, as a withdrawal, or upon surrender will be taxable income. In addition, a 10% tax penalty may apply to the taxable income.

This additional 10% tax does not apply:

..    in general, where the payment is a part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and a designated joint annuitant;
..    where the taxpayer is age 59 1/2 or older;
..    where payment is made on account of death;
..    where the payment is made on account of the taxpayer's disability;
..    where the payment is made to pay certain medical expenses, certain health insurance premiums, certain higher education expenses or qualified first home purchases;
..    in some cases, upon separation from service on or after age 55; or
..    certain other limited circumstances.

WITHDRAWALS WHERE INCOME START DATE IS BEFORE AGE 59 1/2 - A PARTIAL WITHDRAWAL OR SURRENDER MAY TRIGGER A 10% TAX PENALTY UNLESS AN EXCEPTION APPLIES

If the Income Start Date is before age 59 1/2 and you relied on the exception for substantially equal payments to avoid the 10% penalty, you should be aware that a partial withdrawal from or full surrender of the Contract after the Income Start Date but before the later of the taxpayer's reaching age 59 1/2 or 5 years after the Income Start Date would be treated as changing the substantially equal payments. In that event, payments excepted from the 10% penalty tax by reason of the exception for substantially equal payments would be subject to recapture. The recaptured tax is imposed in the year of the withdrawal or surrender (or other modification) and is equal to the tax that would have been imposed had the exception not applied. Interest is also due for the period between when the tax would have been imposed and when the tax is recaptured. The possible application of this recapture tax should be considered before making a partial withdrawal from or full surrender of the Contract. You should also contact your tax adviser before taking partial withdrawals or surrenders.

--------------------------------------------------------------------------------

     EXAMPLE: Individual A is age 57 1/2 when he begins to receive annual annuity payments of $10,000 from a traditional IRA. Since this is a qualified Contract with no tax basis, each payment of $10,000 is subject to tax. He receives payments in 2000, 2001 and 2002 when he is 57 1/2, 58 1/2 and 59 1/2, respectively. The amounts are not subject to the 10% penalty tax because the payments are substantially equal payments. In 2003, when A is age 60 1/2, he takes a partial withdrawal. In 2003, A must pay the 10% penalty tax on the annuity payments received in 2000 and 2001, and interest thereon. Therefore, A would owe the IRS a recapture tax of $2,000 (10% of 10,000 each year for 2 years) plus interest.

--------------------------------------------------------------------------------

INDIVIDUAL RETIREMENT ANNUITIES ("IRAS")

Code Sections 408 and 408A permit eligible individuals to contribute to a traditional IRA or to a Roth IRA. By attachment of an endorsement that reflects the requirements of Code Section 408(b), the Contracts may be issued as a traditional IRA. By attachment of a different endorsement that reflects the requirements of Code Section 408A, the contracts may be issued as a Roth IRA.

Contracts issued in connection with an IRA are subject to limitations on eligibility, maximum contributions, and time of distribution. Most IRAs cannot accept additional contributions after the owner reaches 70 1/2, and must also begin required distributions at that age-these rules do not apply to a Roth IRA.

Distributions from certain retirement plans qualifying for federal tax advantages may be rolled over into a traditional IRA. In addition, distributions from a traditional IRA may be rolled over to another IRA or qualified plan, or converted into a Roth IRA, provided certain conditions are met. Purchases of the Contract for use with IRAs are subject to special requirements, including the requirement that informational disclosure be given to each person desiring to establish an IRA. That person must be given the opportunity to affirm or reverse a decision to purchase the Contract.

ROLLOVERS

Distributions from Code Section 401 qualified plans or 403(b) Plans (other than non-taxable distributions representing a return of capital, distributions meeting the minimum distribution requirement, distributions for the life or life expectancy of the recipient(s) or distributions that are made over a period of more than 10 years) are eligible for tax-free rollover within 60 days of the date of distribution, but are also subject to federal income tax withholding at a 20% rate unless paid directly to another qualified plan, 403(b) Plan, traditional IRA or in certain circumstances a Roth IRA. A prospective owner considering use of the Contract in this manner should consult a competent tax adviser with regard to the suitability of the Contract for this purpose and for information concerning the tax law provisions applicable to qualified plans, 403(b) Plans, and traditional or Roth IRAs. Rollovers may also occur between one Roth IRA and another Roth IRA.

Beginning in 2006, employers are permitted to offer a separate Roth account as part of their 401(k) or 403(b) employer pension plan, and employees may designate a portion of their plan contributions for deposit to a Roth account. Under Code Section 402A, distributions from such Roth 401(k) or Roth 403(b) accounts can be directly or indirectly rolled into a Roth IRA. Such rollovers are not subject to tax or penalty and are exempt from both the annual contribution and the conversion limitations.

CONVERSIONS

In years prior to 2010, if you had modified adjusted gross income of $100,000 or less for the tax year, not including the conversion, you could convert previously untaxed funds from a traditional IRA to a Roth IRA. Beginning January 1, 2011, the income limitation requirement is no longer in effect. The funds removed from the traditional IRA are taxable in the year of the conversion, but no penalty tax applies. If you had established any Roth IRA at least 5 years prior to taking a Roth withdrawal, or have had a conversion IRA for at least 5 years, distributions are tax free as long as you have the attained age of 59 1/2, your distributions are made on account of disability or death, or you withdraw up to $10,000 in conjunction with a first-time home purchase.

TAX TREATMENT OF DISTRIBUTIONS - NON-QUALIFIED CONTRACTS

GENERAL

For annuity payments, generally a portion of each payment will be considered a return of your Premium Payment and will not be taxed. The remaining portion of each payment is taxed at ordinary income rates. The nontaxable portion of variable annuity payments is generally determined by a formula that establishes a specific dollar amount of each payment that is not taxed.

After the full amount of your Premium Payment has been recovered tax-free, the full amount of subsequent annuity payments will be taxable. If annuity payments stop due to the death of the annuitant before the full amount of your purchase payment has been recovered, a tax deduction is allowed for the unrecovered amount.

COMPLETE SURRENDERS

For payments made upon complete surrender of the annuity Contract, the taxable portion is the amount received in excess of the remaining investment in the Contract.

PARTIAL WITHDRAWAL - 100% TAXABLE

As a general rule, partial withdrawals will be 100% taxable and will not reduce investment in the Contract.

A PARTIAL WITHDRAWAL OR SURRENDER MAY TRIGGER AN ADDITIONAL 10% TAX PENALTY UNLESS AN EXCEPTION APPLIES

If a taxable distribution is made under the Contract, an additional tax of 10% of the amount of the taxable distribution may apply.

This additional tax does not apply where:

..    the payment is made under an immediate annuity Contract, defined for these purposes as an annuity (1) purchased with a single premium, (2) the annuity starting date of which commences within one year from the date of the purchase of the annuity, and (3) which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period;
..    the payment is a part of a series of substantially equal periodic payments
     (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and a designated joint annuitant;
..    the taxpayer is age 59 1/2 or older;

..    the payment is made on account of the taxpayer's disability;
..    the payment is made on account of death;

or in certain other circumstances.

You should be aware that a partial withdrawal or full surrender of the Contract after the Income Start Date but before the later of the taxpayer's reaching age 59 1/2 or 5 years after the Income Start Date would be treated as changing substantially equal payments. In that event, payments excepted from the 10% penalty tax because they were considered part of substantially equal payments would be subject to recapture. The recaptured tax is imposed in the year of the withdrawal or surrender (or other modification) and is equal to the tax that would have been imposed (plus interest) had the exception not applied. The possible application of this recapture tax should be considered before making a partial withdrawal or full surrender of the Contract. You should also seek the advice of your tax adviser.

--------------------------------------------------------------------------------

     EXAMPLE: Individual A is age 57 1/2 when he begins to receive annual annuity payments of $10,000. Of each annuity payment, $3,000 is subject to tax. He receives payments in 2000, 2001 and 2002 when he is 57 1/2, 58 1/2 and 59 1/2 respectively. The amounts are not subject to the 10% penalty tax because the payments are substantially equal payments. In 2003, when A is age 60 1/2, he takes a partial withdrawal. In 2003, A must pay the 10% penalty tax on the annuity payments received in 2000 and 2001, and interest thereon. Therefore, A would owe the IRS a recapture tax of $600 (10% of 3,000 each year for 2 years) plus interest.

--------------------------------------------------------------------------------

NON-QUALIFIED CONTRACTS OWNED BY NON-NATURAL PERSONS

As a general rule, non-qualified annuity Contracts held by a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity Contracts for federal tax purposes. This rule does not apply where the non-natural person is only the nominal owner, such as a trust or other entity acting as an agent for a natural person. There is also an exception to this general rule for immediate annuity Contracts as defined in the prior section. Corporations, trusts and other similar entities, other than natural persons, seeking to take advantage of this exception for immediate annuity Contracts should consult with a tax adviser.

SECTION 1035 EXCHANGES

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of an annuity Contract for another annuity Contract unless money or other property is distributed as part of the exchange. Special rules and procedures apply to Section 1035 transactions. Prospective owners wishing to take advantage of Section 1035 of the Code should consult their tax advisers.

DIVERSIFICATION AND INVESTOR CONTROL

The Code imposes certain diversification requirements on the underlying investments for a variable annuity to be treated as a variable annuity for tax purposes. We believe that the funds are being managed so as to comply with these requirements.

There is limited guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, would be considered the owner of the shares of the funds. If any guidance on this point is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the Contract, could be treated as the owner of assets in the funds. We reserve the right to make changes to the Contract we think necessary to see that it qualifies as a variable annuity Contract for tax purposes.

WITHHOLDING

We are required to withhold federal income taxes on annuity payments, partial withdrawals, and complete surrenders that include taxable income unless the payee elects not to have any withholding or in certain other circumstances. If you do not provide a social security number or other taxpayer identification number on the appropriate forms, you will not be permitted to elect out of withholding. Special withholding rules apply to payments made to non-resident aliens.

For complete surrenders or partial withdrawals, we are required to withhold 10% of the taxable portion of any withdrawal or lump sum distribution unless you elect out of withholding. For annuity payments, the Company will withhold on the taxable portion of annuity payments based on a withholding certificate you file with us. If you do not file a certificate, you will be treated, for purposes of determining your withholding rates, as a married person with three exemptions.

You are liable for payment of federal income taxes on the taxable portion of any withdrawal, distribution, or annuity payment. You may be subject to penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.

                                OTHER INFORMATION

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

We are The United States Life Insurance Company in the City of New York ("USL"). USL is a stock life insurance company organized under the laws of the State of New York on February 25, 1850. USL's home office is The United States Life Insurance Company in the City of New York, One World Financial Center, 200 Liberty Street, New York, New York 10281. USL is an indirect wholly owned subsidiary of American International Group, Inc. American International Group, Inc., a Delaware corporation, is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities in the United States and abroad. American General Life Companies is the marketing name for the insurance companies and affiliates comprising the domestic life operations of American International Group, Inc., including USL. The commitments under the Contracts are USL's, and American International Group, Inc. has no legal obligation to back those commitments.

On March 4, 2009, American International Group, Inc. issued and sold to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"), 100,000 shares of American International Group, Inc.'s Series C Perpetual, Convertible, Participating Preferred Stock (the "Stock") for an aggregate purchase price of $500,000, with an understanding that additional and independently sufficient consideration was also furnished to American International Group, Inc. by the Federal Reserve Bank of New York (the "FRBNY") in the form of its lending commitment (the "Credit Facility") under the Credit Agreement, dated as of September 22, 2008, between American International Group, Inc. and the FRBNY. The Stock has preferential liquidation rights over American International Group, Inc.'s common stock, and, to the extent permitted by law, votes with American International Group Inc.'s common stock on all matters submitted to American International Group, Inc.'s shareholders. The Trust has approximately 79.8% of the aggregate voting power of American International Group Inc.'s common stock and is entitled to approximately 79.8% of all dividends paid on American International Group, Inc.'s common stock, in each case treating the Stock as if converted. The Stock will remain outstanding even if the Credit Facility is repaid in full or otherwise terminates. USL is not a guarantor of the Credit Facility obligations and it has not pledged any assets to secure those obligations.

We may occasionally publish in advertisements, sales literature and reports the ratings and other information assigned to the company by one or more independent rating organizations such as A.M. Best Company, Moody's and Standard & Poor's. The purpose of the ratings is to reflect the rating organization's opinion of our financial strength and our ability to meet our contractual obligations to Contract Owners and should not be considered as bearing on the investment performance of assets held in the Separate Account.

The ratings are not recommendations to purchase our life insurance or annuity products or to hold or sell these products, and the ratings do not comment on the suitability of such products for a particular investor. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating organization if, in such organization's judgment, future circumstances so warrant. The ratings do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.

NATIONAL UNION GUARANTEE

Insurance obligations under all Contracts with an Issue Date prior to April 30, 2010 at 4:00 p.m. Eastern time are and continue to be guaranteed (the "NU Guarantee") by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union"), an affiliate of USL. New York law provides for the continuation of such guarantees for policies and other contracts and certificates issued prior to a merger. Insurance obligations include, without limitation, payout options with lifetime guarantees, death benefits and Contract values invested in the fixed investment option. The NU Guarantee does not guarantee Contract value or the investment performance of any of the subaccounts available under the Contracts. The Guarantee provides that Contract Owners can enforce the Guarantee directly.

As of April 30, 2010 at 4:00 p.m. Eastern time (the "NU Point of Termination"), the NU Guarantee was terminated for prospectively issued Contracts. The NU Guarantee does not cover any Contracts with an Issue Date later than the NU Guarantee Point of Termination. The NU Guarantee will continue to cover insurance obligations under the Contracts with an Issue Date earlier than the NU Guarantee Point of Termination including obligations arising from premium payments or other payments received after the NU Point of Termination until all insurance obligations under such Contracts are satisfied in full.

National Union is a stock property-casualty insurance company incorporated under the laws of the Commonwealth of Pennsylvania on February 14, 1901. National Union's principal executive office is located at 175 Water Street, 18th Floor, New York, New York 10038. National Union is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. National Union is an indirect wholly owned subsidiary of American International Group, Inc. and an affiliate of USL.

OWNERSHIP

This prospectus describes a group single premium immediate variable annuity Contract. A group Contract is issued to a Contract holder for the benefit of the participants in the group. If you are a participant in the group you will receive a certificate evidencing your ownership. You, as the owner of a certificate, are entitled to all the rights and privileges of ownership. As used in this prospectus, the term Contract is equally applicable to a certificate.

VOTING PRIVILEGES

We are the legal owner of the Funds' shares held in the Separate Account. However, you may be asked to instruct us how to vote the Fund shares held in the various Funds that are attributable to your contract at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) the corresponding value invested in that Fund divided by (b) the net asset value of one share of that fund. Fractional votes will be recognized.

We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through the Separate Account.

Even if Contract Owners participating in that Fund choose not to provide voting instructions, we will vote the Fund's shares in the same proportions as the voting instructions which we actually receive. As a result, the instructions of a small number of Contract Owners could determine the outcome of matters subject to shareholder vote.

If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

The voting rights relate only to amounts invested in the Separate Account. There are no voting rights with respect to Funds allocated to the fixed investment option.

We believe that these voting instruction procedures comply with current federal securities laws and their interpretations. We reserve the right to change these procedures with any changes in the law.

DISTRIBUTION OF THE CONTRACT

American General Equity Services Corporation ("AGESC") is the distributor and principal underwriter of the Contracts. AGESC (formerly known as Franklin Financial Services Corporation) is located at 2727-A Allen Parkway 2-G7, Houston, Texas 77019. AGESC is a Delaware corporation and an affiliate of USL (AGESC is an indirect wholly-owned subsidiary of American International Group, Inc.). AGESC also acts as principal underwriter for USL's other separate accounts and for the separate accounts of certain USL affiliates. AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the Financial Industry Regulatory Authority ("FINRA"). AGESC, as the principal underwriter and distributor, is not paid any fees on the Contracts.

USL will not pay any commission to entities that sell the Contracts. Payments may be made for services not directly related to the sale of the Contract, including the establishment of administrative arrangements, recruitment and training of personnel, the distribution and production of promotional literature and similar services.

LEGAL PROCEEDINGS

USL is a party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions that permit damage awards disproportionate to the actual damages incurred. Based upon information presently available, USL believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on USL's results of operations, cash flows and financial position.

                              FINANCIAL STATEMENTS

The Financial Statements of USL, the Separate Account and National Union can be found in the Statement of Additional Information. You may obtain a free copy of these Financial Statements if you write us at our Administrative Center, which is located at 405 King Street, 4th Floor, Wilmington, Delaware, 19801 or call us at 1-877-299-1724. The financial statements have also been filed with the SEC and can be obtained through its website at http://www.sec.gov.

                                    APPENDIX

HYPOTHETICAL ILLUSTRATIONS OF ANNUITY PAYMENTS

We have prepared the following tables to show how variable annuity payments under the Contract change with investment performance over an extended period of time. The tables illustrate how monthly annuity payments would vary over time if the return on assets in the selected subaccounts were a uniform gross annual rate of 0%, 4.32%, 6%, 8%, or 10%. The values would be different from those shown if the returns averaged 0%, 4.32%, 6%, 8%, or 10%, but fluctuated over and under those averages throughout the years.

The tables reflect the daily mortality and expense risk charge, which is equivalent to an annual charge of 0.52%. The amounts shown in the tables also take into account the arithmetic average of the funds' management fees and operating expenses at an annual rate of approximately 0.30%of the average daily net assets of the funds. Actual fees and expenses of the funds associated with your Contract may be more or less than 0.30%, will vary from year to year, and will depend on your allocation. See the section in this prospectus entitled "Fee Tables" for more complete details. The monthly annuity payments are illustrated on a pre-tax basis. The federal income tax treatment of annuity income considerations is generally described in the section of this prospectus entitled "Taxes."

The tables show both the gross rate and the net rate. The difference between gross and net rates represents the 0.52% for mortality and expense risk and the assumed 0.30%for investment management and operating expenses. Since these charges are deducted daily from assets, the difference between the gross and net rate is not exactly 0.82%.

The following tables include one set of illustrations showing Annuity Payments without the optional Cancellation Endorsement and one set of illustrations showing Annuity Payments with the optional Cancellation Endorsement.

Two sets of tables follow - one set for a male age 65 and the other for a female age 65. The first table in each set assumes that 100% of the single Premium Payment is allocated to a variable annuity option. The second assumes that 50% of the single Premium Payment is allocated to a fixed annuity option using the fixed crediting rate we offered on the fixed annuity option at the time this illustration was prepared. Both sets of tables assume that a life annuity with ten years guaranteed was purchased.

When part of the single Premium Payment has been allocated to the fixed annuity option, the guaranteed minimum annuity payment resulting from this allocation is also shown, and is based on the fixed credit rate we offered on the fixed annuity option at the time this illustration was prepared. The illustrated variable annuity payments use an assumed investment return of 3.5% per year. Thus, actual performance greater than 3.5% per year will result in increasing annuity payments and actual performance less than 3.5% per year will result in decreasing annuity payments. We may offer alternative assumed investment returns. Fixed annuity payments remain constant.

These tables show the monthly annuity payments for several hypothetical constant assumed investment returns. Of course, actual investment performance will not be constant and may be volatile. Actual monthly annuity payments would differ from those shown if the actual rate of return averaged the rate shown over a period of years, but also fluctuated above or below those averages from year to year. Upon request, and when you are considering an annuity option, we will furnish a comparable illustration based on your individual circumstances, including purchase rates and the mortality and expense risk charge that would apply.

                ANNUITY PAYMENT ILLUSTRATION WITHOUT CANCELLATION
                                 (100% VARIABLE)
                        SINGLE PREMIUM PAYMENT: $100,000
                                    SEX: MALE
                                     AGE: 65
          PAYOUT OPTION SELECTED: LIFE ANNUITY WITH 10 YEARS GUARANTEED
                        FREQUENCY OF INCOME PAY: MONTHLY

Fixed monthly annuity payments based on current rates, if 100% fixed for annuity payment option selected: $626.58

Illustrative amounts below assume 100% of the single premium is allocated to a variable annuity payment option.

Assumed investment return at which monthly variable payments remain constant:
3.50% Variable monthly annuity payment on the date of the illustration: $583.50

-----------------------------------------------------------------------------------------------------------------------------------
                                                          MONTHLY PAYMENTS
                                                      WITH AN ASSUMED RATE OF:
-----------------------------------------------------------------------------------------------------------------------------------
   PAYMENT     CALENDAR    ATTAINED   GROSS RETURN     0.00%       4.32%        6.00%       8.00%       10.00%        12.00%
    YEAR         YEAR        YEAR      NET RETURN     -0.82%       3.50%        5.18%       7.18%       9.18%         11.18%
-----------------------------------------------------------------------------------------------------------------------------------
      1          2010         65                      $583.50     $583.50     $583.50       $583.50     $583.50       $583.50
      2          2011         66                      $559.17     $583.50     $592.99       $604.27     $615.54       $626.82
      3          2012         67                      $535.84     $583.50     $602.64       $625.77     $649.34       $673.35
      4          2013         68                      $513.50     $583.50     $612.44       $648.04     $685.00       $723.33
      5          2014         69                      $492.08     $583.50     $622.40       $671.10     $722.61       $777.03
     10          2019         74                      $397.67     $583.50     $674.68       $799.32     $944.02     $1,111.56
     15          2024         79                      $321.37     $583.50     $731.35       $952.03    $1,233.27    $1,590.10
     20          2029         84                      $259.72     $583.50     $792.79     $1,133.92    $1,611.15    $2,274.68
-----------------------------------------------------------------------------------------------------------------------------------

THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE FUNDS SELECTED. THE AMOUNT OF THE ANNUITY PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FROM YEAR TO YEAR. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY ANNUITY PAYMENTS (BASED ON THE SEPARATE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUND THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

NOTES: Annuity payments are made during the Annuitant's lifetime. Benefits vary depending on the annuity option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of annuity payments received depends on how long the Annuitant lives after the guaranteed period The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

                ANNUITY PAYMENT ILLUSTRATION WITHOUT CANCELLATION
                            (50% VARIABLE/50% FIXED)
                        SINGLE PREMIUM PAYMENT: $100,000
                                    SEX: MALE
                                     AGE: 65
          PAYOUT OPTION SELECTED: LIFE ANNUITY WITH 10 YEARS GUARANTEED
                        FREQUENCY OF INCOME PAY: MONTHLY

Fixed monthly Income Payment based on current rates, if 100% fixed for Payout Option selected: $626.58 Illustrative amounts below assume 50% of the single premium is allocated to a variable Payout Option. Assumed investment return at which monthly variable payments remain constant: 3.50% Monthly Income Payments will vary with investment performance, but will never be less than $313.29. The monthly guaranteed payment of $313.29 is being provided by the $50,000 applied under the fixed Payout Option.

-------------------------------------------------------------------------------------------------------------------------------
                                                          MONTHLY PAYMENTS
                                                      WITH AN ASSUMED RATE OF:
-------------------------------------------------------------------------------------------------------------------------------
   PAYMENT     CALENDAR    ATTAINED   GROSS RETURN     0.00%       4.32%        6.00%       8.00%       10.00%      12.00%
    YEAR         YEAR        YEAR      NET RETURN     -0.82%       3.50%        5.18%       7.18%       9.18%       11.18%
-------------------------------------------------------------------------------------------------------------------------------
      1          2010         65                     $605.04      $605.04     $605.04      $605.04      $605.04     $605.04
      2          2011         66                     $592.87      $605.04     $609.78      $615.42      $621.06     $626.70
      3          2012         67                     $581.21      $605.04     $614.61      $626.17      $637.96     $649.96
      4          2013         68                     $570.04      $605.04     $619.51      $637.31      $655.79     $674.96
      5          2014         69                     $559.33      $605.04     $624.49      $648.84      $674.59     $701.80
     10          2019         74                     $512.12      $605.04     $650.63      $712.95      $785.30     $869.07
     15          2024         79                     $473.97      $605.04     $678.96      $789.30      $929.92   $1,108.34
     20          2029         84                     $443.15      $605.04     $709.68      $880.25    $1,118.86   $1,450.63
-------------------------------------------------------------------------------------------------------------------------------

THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE FUNDS SELECTED. THE AMOUNT OF THE ANNUITY PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FROM YEAR TO YEAR. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY ANNUITY PAYMENTS (BASED ON THE SEPARATE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUND THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

NOTES: Annuity payments are made during the Annuitant's lifetime. Benefits vary depending on the annuity option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of annuity payments received depends on how long the Annuitant lives after the guaranteed period The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

                ANNUITY PAYMENT ILLUSTRATION WITHOUT CANCELLATION
                                 (100% VARIABLE)
                        SINGLE PREMIUM PAYMENT: $100,000
                                   SEX: FEMALE
                                     AGE: 65
          PAYOUT OPTION SELECTED: LIFE ANNUITY WITH 10 YEARS GUARANTEED
                        FREQUENCY OF INCOME PAY: MONTHLY

Fixed monthly Income Payment based on current rates, if 100% fixed for Payout Option selected: $584.37 Illustrative amounts below assume 100% of the single premium is allocated to a variable Payout Option. Assumed investment return at which monthly variable payments remain constant: 3.50% Variable monthly Income Payments based on current rates, if 100% variable for Payout Option selected:
$540.29

----------------------------------------------------------------------------------------------------------------------------------
                                                          MONTHLY PAYMENTS
                                                      WITH AN ASSUMED RATE OF:
----------------------------------------------------------------------------------------------------------------------------------
   PAYMENT     CALENDAR   ATTAINED   GROSS RETURN      0.00%       4.32%        6.00%       8.00%       10.00%        12.00%
    YEAR         YEAR       YEAR      NET RETURN      -0.82%       3.50%        5.18%       7.18%       9.18%         11.18%
----------------------------------------------------------------------------------------------------------------------------------
      1          2010        65                      $540.29      $540.29     $540.29       $540.29      $540.29      $540.29
      2          2011        66                      $517.76      $540.29     $549.08       $559.52      $569.96      $580.40
      3          2012        67                      $496.16      $540.29     $558.01       $579.43      $601.26      $623.48
      4          2013        68                      $475.47      $540.29     $567.08       $600.05      $634.27      $669.77
      5          2014        69                      $455.64      $540.29     $576.30       $621.40      $669.10      $719.49
     10          2019        74                      $368.22      $540.29     $624.71       $740.12      $874.11    $1,029.24
     15          2024        79                      $297.57      $540.29     $677.19       $881.53    $1,141.94    $1,472.35
     20          2029        84                      $240.48      $540.29     $734.08     $1,049.95    $1,491.83    $2,106.22
----------------------------------------------------------------------------------------------------------------------------------

THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE FUNDS SELECTED. THE AMOUNT OF THE ANNUITY PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FROM YEAR TO YEAR. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY ANNUITY PAYMENTS (BASED ON THE SEPARATE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUND THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

NOTES: Annuity payments are made during the Annuitant's lifetime. Benefits vary depending on the annuity option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of annuity payments received depends on how long the Annuitant lives after the guaranteed period The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

                ANNUITY PAYMENT ILLUSTRATION WITHOUT CANCELLATION
                            (50% VARIABLE/50% FIXED)
                        SINGLE PREMIUM PAYMENT: $100,000
                                   SEX: FEMALE
                                     AGE: 65
          PAYOUT OPTION SELECTED: LIFE ANNUITY WITH 10 YEARS GUARANTEED
                        FREQUENCY OF INCOME PAY: MONTHLY

Fixed monthly Income Payment based on current rates, if 100% fixed for Payout Option selected: $584.37 Illustrative amounts below assume 50% of the single premium is allocated to a variable Payout Option. Assumed investment return at which monthly variable payments remain constant: 3.50%

Monthly Income Payments will vary with investment performance, but will never be less than $292.18. The monthly guaranteed payment of $292.18 is being provided by the $50,000 applied under the fixed Payout Option.

-------------------------------------------------------------------------------------------------------------------------------
                                                          MONTHLY PAYMENTS
                                                      WITH AN ASSUMED RATE OF:
-------------------------------------------------------------------------------------------------------------------------------
   PAYMENT     CALENDAR    ATTAINED   GROSS RETURN     0.00%       4.32%        6.00%       8.00%       10.00%      12.00%
    YEAR         YEAR        YEAR      NET RETURN     -0.82%       3.50%        5.18%       7.18%       9.18%       11.18%
-------------------------------------------------------------------------------------------------------------------------------
      1          2010          65                    $562.33      $562.33     $562.33      $562.33      $562.33     $562.33
      2          2011          66                    $551.06      $562.33     $566.72      $571.94      $577.16     $582.38
      3          2012          67                    $540.26      $562.33     $571.19      $581.90      $592.81     $603.93
      4          2013          68                    $529.92      $562.33     $575.72      $592.21      $609.32     $627.07
      5          2014          69                    $520.00      $562.33     $580.33      $602.88      $626.73     $651.93
     10          2019          74                    $476.29      $562.33     $604.54      $662.24      $729.24     $806.80
     15          2024          79                    $440.97      $562.33     $630.78      $732.95      $863.15   $1,028.36
     20          2029          84                    $412.42      $562.33     $659.22      $817.16    $1,038.10   $1,345.29
-------------------------------------------------------------------------------------------------------------------------------

THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE FUNDS SELECTED. THE AMOUNT OF THE ANNUITY PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FROM YEAR TO YEAR. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY ANNUITY PAYMENTS (BASED ON THE SEPARATE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUND THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

NOTES: Annuity payments are made during the Annuitant's lifetime. Benefits vary depending on the annuity option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of annuity payments received depends on how long the Annuitant lives after the guaranteed period

The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

                 ANNUITY PAYMENT ILLUSTRATION WITH CANCELLATION
                                 (100% VARIABLE)
                        SINGLE PREMIUM PAYMENT: $100,000
                                    SEX: MALE
                                     AGE: 65
          PAYOUT OPTION SELECTED: LIFE ANNUITY WITH 10 YEARS GUARANTEED
                        FREQUENCY OF INCOME PAY: MONTHLY

Fixed monthly annuity payments based on current rates, if 100% fixed for annuity payment option selected: $624.44

Illustrative amounts below assume 100% of the single premium is allocated to a variable annuity payment option.

Assumed investment return at which monthly variable payments remain constant:
3.50% Variable monthly annuity payment on the date of the illustration: $581.50

----------------------------------------------------------------------------------------------------------------------------------
                                                          MONTHLY PAYMENTS
                                                      WITH AN ASSUMED RATE OF:
----------------------------------------------------------------------------------------------------------------------------------
   PAYMENT     CALENDAR   ATTAINED   GROSS RETURN      0.00%       4.32%        6.00%       8.00%        10.00%          12.00%
    YEAR         YEAR       YEAR      NET RETURN      -0.82%       3.50%        5.18%       7.18%        9.18%           11.18%
----------------------------------------------------------------------------------------------------------------------------------
      1          2010        65                      $581.50      $581.50     $581.50       $581.50       $581.50         $581.50
      2          2011        66                      $557.24      $581.50     $590.95       $602.19       $613.43         $624.66
      3          2012        67                      $534.00      $581.50     $600.56       $623.62       $647.11         $671.04
      4          2013        68                      $511.73      $581.50     $610.33       $645.81       $682.64         $720.85
      5          2014        69                      $490.39      $581.50     $620.26       $668.80       $720.13         $774.36
     10          2019        74                      $396.30      $581.50     $672.36       $796.57       $940.78       $1,107.74
     15          2024        79                      $320.27      $581.50     $728.84       $948.76     $1,229.03       $1,584.64
     20          2029        84                      $258.82      $581.50     $790.06     $1,130.02     $1,605.61       $2,266.86
----------------------------------------------------------------------------------------------------------------------------------

THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE FUNDS SELECTED. THE AMOUNT OF THE ANNUITY PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FROM YEAR TO YEAR. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY ANNUITY PAYMENTS (BASED ON THE SEPARATE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUND THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

NOTES: Annuity payments are made during the Annuitant's lifetime. Benefits vary depending on the annuity option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of annuity payments received depends on how long the Annuitant lives after the guaranteed period The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

                 ANNUITY PAYMENT ILLUSTRATION WITH CANCELLATION
                            (50% VARIABLE/50% FIXED)
                        SINGLE PREMIUM PAYMENT: $100,000
                                    SEX: MALE
                                     AGE: 65
          PAYOUT OPTION SELECTED: LIFE ANNUITY WITH 10 YEARS GUARANTEED
                        FREQUENCY OF INCOME PAY: MONTHLY

Fixed monthly Income Payment based on current rates, if 100% fixed for Payout Option selected: $624.44

Illustrative amounts below assume 50% of the single premium is allocated to a variable Payout Option. Assumed investment return at which monthly variable payments remain constant: 3.50%

Monthly Income Payments will vary with investment performance, but will never be less than $312.22. The monthly guaranteed payment of $312.22 is being provided by the $50,000 applied under the fixed Payout Option.

-------------------------------------------------------------------------------------------------------------------------------
                                                          MONTHLY PAYMENTS
                                                      WITH AN ASSUMED RATE OF:
-------------------------------------------------------------------------------------------------------------------------------
   PAYMENT     CALENDAR   ATTAINED   GROSS RETURN      0.00%       4.32%        6.00%       8.00%       10.00%      12.00%
    YEAR         YEAR       YEAR      NET RETURN      -0.82%       3.50%        5.18%       7.18%       9.18%       11.18%
-------------------------------------------------------------------------------------------------------------------------------
      1         2010          65                      $602.97     $602.97     $602.97      $602.97     $602.97      $602.97
      2         2011          66                      $590.84     $602.97     $607.70      $613.32     $618.93      $624.55
      3         2012          67                      $579.22     $602.97     $612.50      $624.03     $635.78      $647.74
      4         2013          68                      $568.08     $602.97     $617.39      $635.13     $653.54      $672.64
      5         2014          69                      $557.41     $602.97     $622.35      $646.62     $672.28      $699.40
     10         2019          74                      $510.37     $602.97     $648.40      $710.51     $782.61      $866.09
     15         2024          79                      $472.35     $602.97     $676.64      $786.60     $926.74    $1,104.54
     20         2029          84                      $441.63     $602.97     $707.25      $877.23   $1,115.03    $1,445.65
-------------------------------------------------------------------------------------------------------------------------------

THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE FUNDS SELECTED. THE AMOUNT OF THE ANNUITY PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FROM YEAR TO YEAR. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY ANNUITY PAYMENTS (BASED ON THE SEPARATE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUND THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

NOTES: Annuity payments are made during the Annuitant's lifetime. Benefits vary depending on the annuity option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of annuity payments received depends on how long the Annuitant lives after the guaranteed period The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

                 ANNUITY PAYMENT ILLUSTRATION WITH CANCELLATION
                                 (100% VARIABLE)
                        SINGLE PREMIUM PAYMENT: $100,000
                                   SEX: FEMALE
                                     AGE: 65
          PAYOUT OPTION SELECTED: LIFE ANNUITY WITH 10 YEARS GUARANTEED
                        FREQUENCY OF INCOME PAY: MONTHLY

Fixed monthly Income Payment based on current rates, if 100% fixed for Payout Option selected: $582.65

Illustrative amounts below assume 100% of the single premium is allocated to a variable Payout Option. Assumed investment return at which monthly variable payments remain constant: 3.50%

Variable monthly Income Payments based on current rates, if 100% variable for Payout Option selected: $538.68

-----------------------------------------------------------------------------------------------------------------------------------
                                                          MONTHLY PAYMENTS
                                                      WITH AN ASSUMED RATE OF:
-----------------------------------------------------------------------------------------------------------------------------------
   PAYMENT     CALENDAR    ATTAINED   GROSS RETURN     0.00%       4.32%        6.00%       8.00%        10.00%        12.00%
    YEAR         YEAR        YEAR      NET RETURN     -0.82%       3.50%        5.18%       7.18%        9.18%         11.18%
-----------------------------------------------------------------------------------------------------------------------------------
      1          2010         65                      $538.68     $538.68     $538.68       $538.68      $538.68       $538.68
      2          2011         66                      $516.22     $538.68     $547.44       $557.85      $568.26       $578.67
      3          2012         67                      $494.68     $538.68     $556.35       $577.70      $599.47       $621.63
      4          2013         68                      $474.05     $538.68     $565.39       $598.26      $632.38       $667.77
      5          2014         69                      $454.28     $538.68     $574.59       $619.55      $667.11       $717.35
     10          2019         74                      $367.12     $538.68     $622.85       $737.92      $871.51     $1,026.18
     15          2024         79                      $296.69     $538.68     $675.18       $878.90    $1,138.54     $1,467.97
     20          2029         84                      $239.77     $538.68     $731.89     $1,046.82    $1,487.39     $2,099.95
-----------------------------------------------------------------------------------------------------------------------------------

THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE FUNDS SELECTED. THE AMOUNT OF THE ANNUITY PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FROM YEAR TO YEAR. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY ANNUITY PAYMENTS (BASED ON THE SEPARATE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUND THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

NOTES: Annuity payments are made during the Annuitant's lifetime. Benefits vary depending on the annuity option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of annuity payments received depends on how long the Annuitant lives after the guaranteed period The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

                 ANNUITY PAYMENT ILLUSTRATION WITH CANCELLATION
                            (50% VARIABLE/50% FIXED)
                        SINGLE PREMIUM PAYMENT: $100,000
                                   SEX: FEMALE
                                     AGE: 65
          PAYOUT OPTION SELECTED: LIFE ANNUITY WITH 10 YEARS GUARANTEED
                        FREQUENCY OF INCOME PAY: MONTHLY

Fixed monthly Income Payment based on current rates, if 100% fixed for Payout Option selected: $582.65 Illustrative amounts below assume 50% of the single premium is allocated to a variable Payout Option. Assumed investment return at which monthly variable payments remain constant: 3.50% Monthly Income Payments will vary with investment performance, but will never be less than $291.32. The monthly guaranteed payment of $291.32 is being provided by the $50,000 applied under the fixed Payout Option.

-------------------------------------------------------------------------------------------------------------------------------
                                                          MONTHLY PAYMENTS
                                                      WITH AN ASSUMED RATE OF:
-------------------------------------------------------------------------------------------------------------------------------
   PAYMENT     CALENDAR    ATTAINED   GROSS RETURN     0.00%       4.32%        6.00%       8.00%      10.00%       12.00%
    YEAR         YEAR        YEAR      NET RETURN     -0.82%       3.50%        5.18%       7.18%       9.18%       11.18%
-------------------------------------------------------------------------------------------------------------------------------
      1         2010         65                      $560.67      $560.67     $560.67      $560.67      $560.67      $560.67
      2         2011         66                      $549.43      $560.67     $565.05      $570.25      $575.46      $580.66
      3         2012         67                      $538.67      $560.67     $569.50      $580.18      $591.06      $602.14
      4         2013         68                      $528.35      $560.67     $574.02      $590.46      $607.52      $625.21
      5         2014         69                      $518.46      $560.67     $578.62      $601.10      $624.88      $650.00
     10         2019         74                      $474.89      $560.67     $602.75      $660.28      $727.08      $804.41
     15         2024         79                      $439.67      $560.67     $628.91      $730.78      $860.59    $1,025.31
     20         2029         84                      $411.21      $560.67     $657.27      $814.74    $1,035.02    $1,341.30
-------------------------------------------------------------------------------------------------------------------------------

THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE FUNDS SELECTED. THE AMOUNT OF THE ANNUITY PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FROM YEAR TO YEAR. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY ANNUITY PAYMENTS (BASED ON THE SEPARATE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUND THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

NOTES: Annuity payments are made during the Annuitant's lifetime. Benefits vary depending on the annuity option selected. The hypothetical performance above illustrates a life annuity with 10 years of payments guaranteed. If the Annuitant dies before payments have been made for the guaranteed period, payments will continue to be paid to the beneficiary for the remainder of the period. The cumulative amount of annuity payments received depends on how long the Annuitant lives after the guaranteed period The illustrated net assumed rates of return reflect the deduction of average fund expenses and the mortality and expense risk charge from the gross rates of return.

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information........................................................................   3
USL........................................................................................   3
Separate Account USL A.....................................................................   3
National Union Fire Insurance Company of Pittsburgh, PA....................................   4
Services...................................................................................   4
Distribution of the Contracts..............................................................   5
Performance Information....................................................................   6
Performance Data...........................................................................   6
Average Annual Total Return Calculations...................................................   6
Fund Performance Calculations..............................................................   8
Vanguard VIF Money Market Investment Option Yield and Effective Yield Calculations.........   9
Contract Provisions........................................................................  10
Variable Income Payments...................................................................  10
Annuity Income Unit Value..................................................................  10
Net Investment Factor......................................................................  10
Misstatement of Age or Gender..............................................................  11
Evidence of Survival.......................................................................  11
Additional Information About the Contracts.................................................  12
Gender Neutral Policies....................................................................  12
Our General Account........................................................................  12
Material Conflicts.........................................................................  12
Financial Statements.......................................................................  13
AI Life Variable Account A Financial Statements............................................  13
USL Financial Statements...................................................................  13
AI Life Financial Statements...............................................................  14
USL Pro Forma Financial Statements.........................................................  14
National Union Statutory Basis Financial Statements........................................  14
Cessation of Incorporation of American International Group, Inc. Financial Information.....  14
Index to Financial Statements..............................................................  14
AI Life Variable Account A Financial Statements............................................  15
USL Financial Statements...................................................................  15
AI Life Financial Statements...............................................................  15
USL Pro Forma Financial Statements.........................................................  15
National Union Statutory Basis Financial Statements........................................  15

Issued by THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK, Form Number 21GVIA1000 Distributed by AMERICAN GENERAL EQUITY SERVICES CORPORATION, Member FINRA.

Merger Endorsement Form Number L8204-AIL-NY

CONTACT INFORMATION

For additional information about the Group Immediate Variable Annuity Contracts and the Separate Account, you may request a copy of the Statement of Additional Information (the "SAI"), dated January 3, 2011. We have filed the SAI with the SEC and have incorporated it by reference into this prospectus. You may obtain a free copy of the SAI and the Contract or Fund prospectuses if you write us at The United States Life Insurance Company in the City of New York, Attention:
Group Annuity Administration Department, 405 King Street, 4th Floor, Wilmington, Delaware 19801, telephone 1-877-299-1724. You may also obtain the SAI from an insurance representative through which the Contracts may be purchased.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Office of Investor Education and Advocacy in Washington, D.C. Inquiries on the operations of the Office of Investor Education and Advocacy may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Office of Investor Education and Advocacy of the SEC, 100 F Street NE, Washington, D.C. 20549.

The Vanguard Group and Vanguard are trademarks of The Vanguard Group, Inc., Standard & Poor's 500 is a trademark of The McGraw-Hill Companies. Inc, and has been licensed for use by Vanguard Variable Insurance Fund and The Vanguard Group, Inc. Vanguard mutual funds are not sponsored, endorsed, sold, or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the portfolios. The funds or securities referred to herein that are offered by The Vanguard Group and track an MSCI Index are not sponsored, endorsed, or promoted by MSCI and MSCI bears no liability with respect to any such funds or securities. For such funds or securities, the SAI contains a more detailed description of the limited relationship MSCI has with The Vanguard Group. All other marks are the exclusive property of their respective owners.

Only available in the state of New York.

American General Life Companies, www.americangeneral.com, is the marketing name for the insurance companies and affiliates comprising the domestic life operations of American International Group, Inc., including USL.

The underwriting risks, financial obligations and support functions associated with the products issued by The United States Life Insurance Company in the City of New York are its responsibility. The United States Life Insurance Company in the City of New York is responsible for its own financial condition and contractual obligations.

                    THE UNITED STATES LIFE INSURANCE COMPANY
                             IN THE CITY OF NEW YORK

PAIGNY 012011

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                             SEPARATE ACCOUNT USL A

                    GROUP IMMEDIATE VARIABLE ANNUITY CONTRACT

                                    ISSUED BY

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                     GROUP ANNUITY ADMINISTRATION DEPARTMENT

             405 KING STREET, 4TH FLOOR, WILMINGTON, DELAWARE 19801

                            TELEPHONE: 1-877-299-1724

                       STATEMENT OF ADDITIONAL INFORMATION

                              DATED JANUARY 3, 2011

     This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the prospectus for The United States Life Insurance Company in the City of New York Separate Account USL A (the "Separate Account" or "Separate Account USL A") dated January 3, 2011, describing the group immediate variable annuity contract (the "Contract" or "Contracts"). The description of the Contract or Contracts in the related prospectus is fully applicable to your certificate and the use of the word "Contract" or "Contracts" in this SAI includes such certificate. The prospectus sets forth information that a prospective investor should know before investing. For a copy of the prospectus, and any prospectus supplements, contact The United States Life Insurance Company in the City of New York ("USL") at the address or telephone number given above. Each term used in this SAI that is defined in the related prospectus has the same meaning as the prospectus' definition.

                                TABLE OF CONTENTS

GENERAL INFORMATION..........................................................  3

   USL.......................................................................  3
   Separate Account USL A....................................................  3
   National Union Fire Insurance Company of Pittsburgh, Pa...................  4

SERVICES.....................................................................  4

DISTRIBUTION OF THE CONTRACTS................................................  5

PERFORMANCE INFORMATION......................................................  6

   Performance Data..........................................................  6
      Average Annual Total Return Calculations...............................  7
      Fund Performance Calculations..........................................  8
      Vanguard VIF Money Market Portfolio Investment Option Yield and
         Effective Yield Calculations........................................  9

CONTRACT PROVISIONS.......................................................... 10

   Variable Income Payments.................................................. 10
   Annuity Income Unit Value................................................. 10
   Net Investment Factor..................................................... 10
   Misstatement of Age or Gender............................................. 11
   Evidence of Survival...................................................... 11

ADDITIONAL INFORMATION ABOUT THE CONTRACTS................................... 12

   Gender Neutral Policies................................................... 12
   Our General Account....................................................... 12

MATERIAL CONFLICTS........................................................... 12

FINANCIAL STATEMENTS......................................................... 13

   AI Life Variable Account A Financial Statements........................... 13
   USL Financial Statements.................................................. 13
   AI Life Financial Statements.............................................. 14
   USL Pro Forma Financial Statements........................................ 14
   National Union Statutory Basis Financial Statements....................... 14
   Cessation of Incorporation of American International Group, Inc.
      Financial Information.................................................. 14

INDEX TO FINANCIAL STATEMENTS................................................ 14

   AI Life Variable Account A Financial Statements........................... 15
   USL Financial Statements.................................................. 15
   AI LIfe Financial Statements.............................................. 15
   USL Pro Forma Financial Statements........................................ 15
   National Union Statutory Basis Financial Statements....................... 15

                               GENERAL INFORMATION

USL

     We are The United States Life Insurance Company in the City of New York ("USL"). USL is a stock life insurance company organized under the laws of the State of New York on February 25, 1850. USL is an indirect, wholly-owned subsidiary of American International Group, Inc. American International Group, Inc., a Delaware corporation, is a holding company which, through its subsidiaries, is engaged primarily in a broad range of insurance and insurance-related activities in the United States and abroad. American General Life Companies is the marketing name for the insurance companies and affiliates comprising the domestic life operations of American International Group, Inc., including USL. The commitments under the Contracts are USL's, and American International Group, Inc. has no legal obligation to back those commitments.

     On December 31, 2010, an affiliate of USL, American International Life Assurance Company of New York ("AI Life") merged with USL. Prior to this date, the Contracts were issued by AI Life.

     On March 4, 2009, American International Group, Inc. issued and sold to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"), 100,000 shares of American International Group, Inc.'s Series C Perpetual, Convertible, Participating Preferred Stock (the "Stock") for an aggregate purchase price of $500,000, with an understanding that additional and independently sufficient consideration was also furnished to American International Group, Inc. by the Federal Reserve Bank of New York (the "FRBNY") in the form of its lending commitment (the "Credit Facility") under the Credit Agreement, dated as of September 22, 2008, between American International Group, Inc. and the FRBNY. The Stock has preferential liquidation rights over American International Group, Inc. common stock, and, to the extent permitted by law, votes with American International Group Inc.'s common stock on all matters submitted to American International Group, Inc.'s shareholders. The Trust has approximately 79.8% of the aggregate voting power of American International Group Inc.'s common stock and is entitled to approximately 79.8% of all dividends paid on American International Group, Inc.'s common stock, in each case treating the Stock as if converted. The Stock will remain outstanding even if the Credit Facility is repaid in full or otherwise terminates. USL is not a guarantor of the Credit Facility obligations and it has not pledged any assets to secure those obligations.

SEPARATE ACCOUNT USL A

     We hold the Fund shares in the subaccounts of Separate Account USL A in which any of your single premium payment is invested. Separate Account USL A is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. Prior to December 31, 2010, the Separate Account was a separate account of AI Life, created on June 5, 1986, under New York law. On December 31, 2010, and in conjunction with the merger of USL and AI Life, the Separate Account was transferred to and became a Separate Account of USL under New York law.

For record keeping and financial reporting purposes, Separate Account USL A is divided into 97 separate subaccounts, 24 of which are available under the Contracts offered by the Contract prospectus as variable investment options. Two of these 24 subaccounts are not available to all Contract owners. 22 of these 24 subaccounts and the remaining 73 subaccounts are offered under other USL contracts. We hold the Fund shares in which we invest your single premium payment for an investment option in the subaccount that corresponds to that investment option. One or more of the Funds may sell its shares to other funds.

     The assets in Separate Account USL A are our property. The assets in the Separate Account may not be used to pay any liabilities of USL other than those arising from the Contracts. USL is obligated to pay all amounts under the Contracts due the Contract Owners. We act as custodian for the Separate Account's assets.

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

     All references in this SAI to National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union") apply only to Contracts with a date of issue prior to April 30, 2010 at 4:00 p.m. Eastern time.

     National Union is a stock property-casualty insurance company incorporated under the laws of the Commonwealth of Pennsylvania on February 14, 1901. National Union's principal executive office is located at 175 Water Street, 18th Floor, New York, New York 10038. National Union is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. National Union is an indirect wholly-owned subsidiary of American International Group, Inc. and an affiliate of USL.

                                    SERVICES

     USL and American International Group, Inc. are parties to a service and expense agreement. Under the service and expense agreement, American International Group, Inc. may provide services to USL and certain other life insurance companies under the American International Group, Inc. holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services.

     USL and American General Life Companies, LLC ("AGLC") are parties to a services agreement. USL and AGLC are both wholly-owned subsidiaries of American International Group, Inc. and therefore affiliates of one another. AGLC is a Delaware limited liability company established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under the services agreement, AGLC provides shared services to USL and certain other life insurance companies under the American International Group, Inc. holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2009, 2008 and 2007, USL paid AGLC for these services $121,543,754, $146,282,821 and $124,096,933, respectively.

     In 2010, USL entered into a services agreement with The Vanguard Group, Inc. ("Vanguard"), a Pennsylvania corporation. Vanguard is an affiliate of the Vanguard Variable Insurance Fund and the Vanguard Public Mutual Funds. Under the services agreement, Vanguard provides administrative services to USL. Those services include, but are not limited to, processing of applications, processing of client service requests, and printing and delivery of contract prospectuses and other marketing materials. During 2009, 2008 and 2007, AI Life, under a predecessor services agreement, paid Vanguard for these services $28,455.96, $93,767.59 and $100,213.81, respectively. These payments to Vanguard do not result in any additional charges under the Contracts that are not described in the prospectus.

     We have not designed the Contracts for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. We currently have no contractual agreements or any other formal or informal arrangements with any entity or individual permitting such transfers and receive no compensation for any such contract or arrangement.

                          DISTRIBUTION OF THE CONTRACTS

     American General Equity Services Corporation ("AGESC"), 2727-A Allen Parkway, 2-G7, Houston, Texas 77019, a Delaware corporation and an affiliate of USL, is the principal underwriter and distributor of the Contracts for the Separate Account under a Distribution Agreement between AGESC and USL. AGESC also acts as principal underwriter for USL's other separate accounts and for the separate accounts of certain USL affiliates. AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the Financial Industry Regulatory Authority. AGESC, as the principal underwriter and distributor, is not paid any fees on the Contracts.

     The Contracts are offered on a continuous basis.

     Individuals who sell the Contracts will be licensed by State insurance authorities as agents of USL. The individuals will also be registered representatives of (1) broker-dealer firms that are affiliated with USL, or (2) other broker-dealer firms, which are not affiliated with USL. However, some individuals may be representatives of firms that are exempt from broker-dealer regulation.

     USL will not pay any commission to entities that sell the Contracts. Payments may be made for services not directly related to the sale of the Contract, including the establishment of administrative arrangements, recruitment and training of personnel, the distribution and production of promotional literature, and similar services.

                             PERFORMANCE INFORMATION

     From time to time, we may quote performance information for the divisions of Separate Account USL A in advertisements, sales literature, or reports to Contract Owners or prospective investors.

     We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical Contract Owner's Income Payments. We also may present the yield or total return of the division based on a hypothetical investment in a Contract. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Fund in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the sales charge, and withdrawal charge. We also may present the yield or total return of the investment option in which a division invests.

     We may compare a division's performance to that of other variable annuity separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of USL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

     Performance information for any division reflects the performance of a hypothetical Contract and is not illustrative of how actual investment performance would affect the benefits under your Contract. You should not consider such performance information to be an estimate or guarantee of future performance.

PERFORMANCE DATA

     The following tables show the past performance data for the Contracts. The first table shows the average annual total return calculations of the variable investment options. The first table includes the applicable Separate Account or Contract charges: mortality and expense risk charge and withdrawal charge.

     The second table shows the average annual total returns of the Funds underlying the variable investment options. The second table does not reflect any charges of the Separate Account or of the Contracts. If these charges were reflected, then the Fund average annual total return calculations would be lower than what is currently shown.

     Average Annual Total Return Calculations. Each variable investment option may advertise its average annual total return. We calculate each variable investment option's average annual total return quotation under the following standard method:

     . We take a hypothetical $10,000 investment in each variable investment option on the first day of the period at the maximum offering price ("Initial Investment").

     . We calculate the ending redeemable value ("Redeemable Value") of that investment at the end of 1, 3, 5 and 10 year period. If the Average Annual Total Return for a variable investment option is not available for a stated period, we may show the Average Annual Total Return since the variable investment option inception. The Redeemable Value reflects the effect of the mortality and expense risk charge and the withdrawal charge.

     .    We divide the Redeemable Value by the Initial Investment.

     . We take this quotient to the Nth root (N representing the number of years in the period), subtract 1 from the result, and express the result as a percentage.

     Average annual total return quotations for the variable investment options for the period ended December 31, 2009 are shown in the table below.

             VARIABLE INVESTMENT OPTION AVERAGE ANNUAL TOTAL RETURNS
      WITH DEDUCTION OF ANY APPLICABLE SEPARATE ACCOUNT OR CONTRACT CHARGES
                           (THROUGH DECEMBER 31, 2009)

                                                                                               SINCE     INVESTMENT
                                                                                             INVESTMENT   OPTION
                                                                                              OPTION      INCEPTION
INVESTMENT OPTION*                                   1 YEAR   3 YEARS  5 YEARS  10 YEARS/1/   INCEPTION     DATE
--------------------------------------------------  -------  --------  -------  -----------  ----------  ----------
Vanguard Dividend Growth Fund                        21.05%    -1.61%    3.27%      n/a         5.94%     9/22/2003
Vanguard GNMA Fund                                    4.70%     5.90%    4.83%      n/a         4.63%     9/22/2003
Vanguard Health Care Fund                            20.28%     0.41%    5.08%      n/a         6.96%     9/22/2003
Vanguard Inflation-Protected Securities Fund         10.17%     5.70%    3.76%      n/a         4.80%     9/22/2003
Vanguard LifeStrategy Conservative Growth Fund       16.39%    -0.32%    2.50%      n/a         4.01%     9/22/2003
Vanguard LifeStrategy Growth Fund                    24.28%    -4.70%    1.22%      n/a         4.24%     9/22/2003
Vanguard LifeStrategy Income Fund                    11.44%     1.69%    2.99%      n/a         3.77%     9/22/2003
Vanguard LifeStrategy Moderate Growth Fund           19.64%    -2.29%    2.01%      n/a         4.29%     9/22/2003
Vanguard Total International Stock Index Fund        35.95%    -4.63%    4.66%      n/a         9.19%     9/22/2003
Vanguard VIF Balanced Portfolio                      22.20%     0.44%    4.24%      n/a         6.39%     9/22/2003
Vanguard VIF Capital Growth Portfolio                33.54%     1.11%    4.21%      n/a         7.27%     9/22/2003
Vanguard VIF Diversified Value Portfolio             26.20%    -6.12%    0.92%      n/a         5.67%     9/22/2003
Vanguard VIF Equity Income Portfolio                 16.11%    -6.08%    0.59%      n/a         4.27%     9/22/2003
Vanguard VIF Equity Index Portfolio                  25.73%    -6.20%   -0.21%      n/a         2.81%     9/22/2003
Vanguard VIF Growth Portfolio                        34.29%    -3.07%    0.46%      n/a         2.49%     9/22/2003
Vanguard VIF High Yield Bond Portfolio               38.07%     2.78%    3.62%      n/a         4.91%     9/22/2003
Vanguard VIF International Portfolio                 41.98%    -3.19%    5.76%      n/a         9.48%     9/22/2003
Vanguard VIF Mid-Cap Index Portfolio                 39.58%    -5.21%    1.77%      n/a         6.05%     9/22/2003
Vanguard VIF Money Market Portfolio                   0.04%     2.29%    2.77%      n/a         2.34%     9/22/2003

             VARIABLE INVESTMENT OPTION AVERAGE ANNUAL TOTAL RETURNS
      WITH DEDUCTION OF ANY APPLICABLE SEPARATE ACCOUNT OR CONTRACT CHARGES
                           (THROUGH DECEMBER 31, 2009)

                                                                                               SINCE     INVESTMENT
                                                                                             INVESTMENT   OPTION
                                                                                              OPTION      INCEPTION
INVESTMENT OPTION*                                   1 YEAR   3 YEARS  5 YEARS  10 YEARS/1/   INCEPTION     DATE
--------------------------------------------------  -------  --------  -------  -----------  ----------  ----------
Vanguard VIF REIT Index Portfolio                    28.41%   -12.78%   -0.19%      n/a         5.74%     9/22/2003
Vanguard VIF Short-Term Investment-Grade Portfolio   13.21%     4.63%    3.97%      n/a         3.51%     9/22/2003
Vanguard VIF Small Company Growth Portfolio          38.59%    -4.90%   -0.09%      n/a         3.16%     9/22/2003
Vanguard VIF Total Bond Market Index Portfolio        5.33%     5.44%    4.36%      n/a         4.29%     9/22/2003
Vanguard VIF Total Stock Market Index Portfolio      27.53%    -5.99%    0.15%      n/a         3.37%     9/22/2003

----------
* The performance figures in the table reflect the investment performance for the investment option for the stated periods and should not be used to infer that future performance will be the same.

/1/ "n/a" indicates data is not available for the stated period. None of the investment options has an inception date earlier than September 22, 2003.

     Fund Performance Calculations. Each variable investment option may advertise the performance for the corresponding Fund in which it invests, based on the calculations described above, where all or a portion of the actual historical performance of the corresponding Fund in which the variable investment option invest may pre-date the effective date of the variable investment option being offered in the Contract.

     The table below provides the actual historical performance of the corresponding Fund in which each of these variable investment options invests. Unlike the previous table of variable investment option average annual total return calculations, the information in the table below does not reflect the charges and deductions of the Separate Account or of the Contracts. If these charges were reflected, then the Fund average annual total return calculations would be lower than what is currently shown.

                        FUND AVERAGE ANNUAL TOTAL RETURNS
    WITHOUT DEDUCTION OF ANY APPLICABLE SEPARATE ACCOUNT OR CONTRACT CHARGES
                           (THROUGH DECEMBER 31, 2009)

                                                                                                 SINCE        FUND
                                                                                                 FUND      INCEPTION
FUND                                                 1 YEAR   3 YEARS  5 YEARS  10 YEARS/1/  INCEPTION/2/     DATE
--------------------------------------------------  -------  --------  -------  -----------  ------------  ---------
Vanguard Dividend Growth Fund                        21.74%    -1.03%    3.86%      2.45%          *       5/15/1992
Vanguard GNMA Fund                                    5.29%     6.50%    5.42%      6.23%          *       6/27/1980
Vanguard Health Care Fund                            20.96%     0.99%    5.68%      9.24%          *       5/23/1984
Vanguard Inflation-Protected Securities Fund         10.80%     6.30%    4.36%       n/a         7.14%     6/29/2000
Vanguard LifeStrategy Conservative Growth Fund       17.06%     0.26%    3.10%      3.64%          *       9/30/1994
Vanguard LifeStrategy Growth Fund                    24.99%    -4.13%    1.81%      1.39%          *       9/30/1994
Vanguard LifeStrategy Income Fund                    12.08%     2.28%    3.58%      4.66%          *       9/30/1994
Vanguard LifeStrategy Moderate Growth Fund           20.33%    -1.71%    2.60%      2.71%          *       9/30/1994
Vanguard Total International Stock Index Fund        36.73%    -4.07%    5.26%      2.29%          *       4/29/1996
Vanguard VIF Balanced Portfolio                      22.90%     1.03%    4.84%      6.20%          *       5/23/1991

                        FUND AVERAGE ANNUAL TOTAL RETURNS
    WITHOUT DEDUCTION OF ANY APPLICABLE SEPARATE ACCOUNT OR CONTRACT CHARGES
                           (THROUGH DECEMBER 31, 2009)

                                                                                                 SINCE        FUND
                                                                                                 FUND      INCEPTION
FUND                                                 1 YEAR   3 YEARS  5 YEARS  10 YEARS/1/  INCEPTION/2/     DATE
--------------------------------------------------  -------  --------  -------  -----------  ------------  ---------
Vanguard VIF Capital Growth Portfolio                34.30%     1.70%    4.80%       n/a         9.63%     12/3/2002
Vanguard VIF Diversified Value Portfolio             26.92%    -5.56%    1.51%      6.37%          *        2/8/1999
Vanguard VIF Equity Income Portfolio                 16.77%    -5.52%    1.17%      3.31%          *        6/7/1993
Vanguard VIF Equity Index Portfolio                  26.44%    -5.63%    0.38%     -1.00%          *       4/29/1991
Vanguard VIF Growth Portfolio                        35.05%    -2.49%    1.05%     -6.73%          *        6/7/1993
Vanguard VIF High Yield Bond Portfolio               38.85%     3.38%    4.21%      4.82%          *        6/3/1996
Vanguard VIF International Portfolio                 42.57%    -2.64%    6.35%      3.25%          *        6/3/1994
Vanguard VIF Mid-Cap Index Portfolio                 40.37%    -4.65%    2.36%      6.14%          *        2/9/1999
Vanguard VIF Money Market Portfolio                   0.62%     2.88%    3.37%      3.15%          *        5/2/1991
Vanguard VIF REIT Index Portfolio                    29.14%   -12.24%    0.40%     10.21%          *        2/9/1999
Vanguard VIF Short-Term Investment-Grade Portfolio   13.86%     5.20%    4.57%      5.06%          *        2/8/1999
Vanguard VIF Small Company Growth Portfolio          39.38%    -4.34%    0.50%      4.47%          *        6/3/1996
Vanguard VIF Total Bond Market Index Portfolio        5.94%     6.02%    4.96%      6.07%          *       4/29/1991
Vanguard VIF Total Stock Market Index Portfolio      28.26%    -5.42%    0.73%       n/a         5.93%      1/8/2003

----------
/1/ "n/a" indicates data is not available for the stated period.

/2/ "*" indicates SEC rules that require us to show return information for no more than 10 years.

     Vanguard VIF Money Market Portfolio Investment Option Yield and Effective Yield Calculations. We calculate the Vanguard VIF Money Market Portfolio Investment Option's yield by a standard method that the SEC prescribes. Under that method, we base the current yield quotation on a seven day period and calculate that yield as follows:

     . We take the net change in the value of your single premium payment during the period.

     . We divide that net change by the value of your single premium payment at the beginning of the period to obtain the base period return.

     . We multiply the base period return by the fraction 365/7 to obtain the current yield figure.

     . We carry the current yield figure to the nearest one-hundredth of one percent.

     We do not include realized capital gains or losses and unrealized appreciation or depreciation of the Option's division in the calculation. The Vanguard VIF Money Market Portfolio Investment Option's historical yield for the seven day period ended December 31, 2009 was -0.29%.

     We determine the Vanguard VIF Money Market Portfolio Investment Option's effective yield by taking the base period return (computed as described above) and calculating the effect of assumed compounding. The formula for the effective yield is: (base period return +1) raised to the power of (365/7) - 1. The Vanguard VIF Money Market Portfolio Investment Option's historical effective yield for the seven day period ended December 31, 2009 was -0.29%. Yield and effective yield do not reflect the deduction of any charges that we may impose when you redeem Annuity Units.

     The yield and effective yield calculations above do not reflect the Daily charge (mortality and expense risk charge) or any other noninsurance or insurance-related charges and deductions of the Separate Account. If these charges had been reflected, then the yield and effective yield calculations would have been lower than what is currently shown.

                               CONTRACT PROVISIONS

VARIABLE INCOME PAYMENTS

     A variable annuity is an annuity whose payments are not predetermined as to dollar amount and will vary in amount with the net investment results of the applicable divisions. When you pay your single premium payment, we calculate the number of Annuity Income Units associated with each Income Payment determined by our currently used rate factor and the Annuity Income Unit Values.

ANNUITY UNIT VALUE

     The value of an Annuity Unit for each division was arbitrarily set initially at $100 for the Contracts. This was done when the first underlying Fund shares were purchased for the Contracts. The Annuity Unit Value at the end of any subsequent Valuation Period is determined by multiplying the division's Annuity Unit Value for the immediately preceding Valuation Period by the quotient of (a) and (b) where:

     (a) is the net investment factor (described below) for the Valuation Period for which the Annuity Unit Value is being determined; and

     (b)  is the Assumed Investment Return for such Valuation Period.

     The Assumed Investment Return adjusts for the rate of return assumed in determining the first variable Income Payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the Assumed Investment Return rate.

NET INVESTMENT FACTOR

     The net investment factor is used to determine how investment results of a Fund and Contract fees and charges affect the Annuity Unit Value of the division from one Valuation Period to the next. The net investment factor for each division for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

     (a)  is equal to:

          (i) the net asset value per share of the underlying Fund held in the division determined at the end of that Valuation Period, plus

          (ii) the per share amount of any dividend or capital gain distribution made by the underlying Fund held in the division if the "ex-dividend" date occurs during that same Valuation Period, plus or minus

          (iii) a per share charge or credit, which we determine, for changes in tax reserves resulting from investment operations of the division.

     (b)  is equal to:

          (i) the net asset value per share of the underlying Fund held in the division determined as of the end of the prior Valuation Period, plus or minus

          (ii) the per share charge or credit for any change in tax reserves for the prior Valuation Period.

     (c) is equal to the mortality and expense risk charge rate for the Valuation Period.

     The net investment factor may be greater or less than the Assumed Investment Return. Therefore, the Annuity Income Unit Value may increase or decrease from Valuation Period to Valuation Period.

MISSTATEMENT OF AGE OR GENDER

     We will require proof of the age and gender of the Annuitant before making any Income Payment provided for by the Contract. If the age or gender of the Annuitant has been misstated, we will compute the amount payable based on the correct age and gender. If Income Payments have begun, any underpayment that may have been made will be paid in full with the next Income Payments, including interest at the annual rate of 3%. Any overpayments, including interest at the annual rate of 3% will be deducted from future annuity payments until we are repaid in full.

EVIDENCE OF SURVIVAL

     If a Contract provision requires that a person be alive, we may require due proof that the person is alive before we act under that provision.

                   ADDITIONAL INFORMATION ABOUT THE CONTRACTS

     Gender Neutral Policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer Contracts for sale in situations which, under current law, require gender-neutral premiums or benefits. However, we reserve the right to offer the Contracts on both a gender-neutral and a sex-distinct basis subject to state and other regulatory approval.

     Our General Account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Contract's Fixed Account. Unlike the Separate Account, the assets in the general account may be used to pay any liabilities of USL in addition to those arising from the Contracts. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC have not reviewed the disclosures that are included in the prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

                               MATERIAL CONFLICTS

     We are required to track events to identify any material conflicts from using underlying Funds for both variable universal life and variable annuity separate accounts. The boards of the Funds, USL, and other insurance companies participating in the Funds have this same duty. There may be a material conflict if:

     .    state insurance law or federal income tax law changes;

     .    investment management of an underlying Fund changes; or

     . voting instructions given by owners of variable universal life insurance policies and variable annuity contracts differ.

     The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). One or more investment portfolio may sell its shares to other investment portfolios. Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or certain classes of owners, and these retirement plans or participants in these retirement plans.

     If there is a material conflict, we have the duty to determine appropriate action, including removing the underlying Funds involved from investment by our variable investment options. We may take other action to protect Contract Owners. This could mean delays or interruptions of the variable operations.

     When state insurance regulatory authorities require us, we may ignore instructions relating to changes in an underlying Fund's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to Contract Owners.

     Under the Investment Company Act of 1940, we may be required to get your approval for certain actions involving our Separate Account. We cast votes credited to amounts in the variable investment options not credited to Contracts in the same proportion as votes cast by Contract Owners.

                              FINANCIAL STATEMENTS

     PricewaterhouseCoopers LLP ("PwC"), located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, is the independent registered public accounting firm for the Separate Account, USL and National Union. American International Group, Inc. uses PwC as its corporate-wide auditing firm.

     We are required to include additional financial statements in this SAI because of the December 31, 2010 merger of AI Life into USL. These additional financial statements are those of AI Life and pro forma financial statements of USL at December 31, 2009 reflecting the effect of the merger.

AI LIFE VARIABLE ACCOUNT A FINANCIAL STATEMENTS

     The statement of net assets as of December 31, 2009 and the related statement of operations for the period then ended and the statement of changes in net assets for each of the two periods ended December 31, 2009 of the Separate Account, included in this Statement of Additional Information, have been so included in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

USL FINANCIAL STATEMENTS

     The balance sheets of USL as of December 31, 2009 and 2008 and the related statements of income (loss), comprehensive income (loss), shareholder's equity and cash flows for each of the three years in the period ended December 31, 2009, included in this Statement of Additional Information, have been so included in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AI LIFE FINANCIAL STATEMENTS

     The balance sheets of AI Life as of December 31, 2009 and 2008 and the related statements of income (loss), comprehensive income (loss), shareholder's equity and cash flows for each of the three years in the period ended December 31, 2009, included in this Statement of Additional Information, have been so included in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

USL PRO FORMA FINANCIAL STATEMENTS

     The pro forma financial statements of USL reflecting the merger of AI Life and USL for the year ended December 31, 2009, appearing herein are unaudited.

NATIONAL UNION STATUTORY BASIS FINANCIAL STATEMENTS

     The statutory financial statements of admitted assets, liabilities, capital and surplus of National Union as of December 31, 2009 and 2008, and the related statutory financial statements of income and changes in capital and surplus and of cash flow for each of the three years in the period ended December 31, 2009, included in this Statement of Additional Information, have been so included in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CESSATION OF INCORPORATION OF AMERICAN INTERNATIONAL GROUP, INC. FINANCIAL INFORMATION

     The incorporation by reference of American International Group, Inc.'s financial information is no longer required due to the termination of an agreement between American International Life Assurance Company of New York and American International Group, Inc. effective September 11, 2010.

                          INDEX TO FINANCIAL STATEMENTS

     You should consider the financial statements of USL that we include in this SAI as bearing on the ability of USL to meet its obligations under the Contracts.

     You should only consider the financial statements of National Union that we include in this SAI as bearing on the ability of National Union as guarantor under a guarantee agreement to meet its obligations under Contracts with a date of issue prior to April 30, 2010 at 4:00 p.m. Eastern time.

I.   AI Life Variable Account A Financial Statements

Report of Independent Registered Public Accounting Firm
Statement of Net Assets as of December 31, 2009
Statement of Operations for the year ended December 31, 2009
Statement of Changes in Net Assets for the years ended December 31, 2009 and
   2008, except as indicated
Notes to Financial Statements

II.   USL Financial Statements

Report of  Independent Registered Public Accounting Firm
Balance Sheets as of December 31, 2009 and 2008
Statement of Income (Loss) for the years ended December 31, 2009, 2008 and 2007 Statement of Comprehensive Income (Loss) for the years ended December 31, 2009,
   2008 and 2007
Statement of Shareholder's Equity for the years ended December 31, 2009, 2008 and 2007
Statement of Cash Flows for the years ended December 31, 2009, 2008 and 2007 Notes to Financial Statements

III. AI Life Financial Statements

Report of Independent Registered Public Accounting Firm
Balance Sheets as of December 31, 2009 and 2008
Statements of Income (Loss) for the years ended December 31, 2009, 2008 and 2007 Statements of Comprehensive Income (Loss) for the years ended December 31, 2009,
   2008 and 2007
Statements of Shareholder's Equity for the years ended December 31, 2009, 2008 and 2007
Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007 Notes to Financial Statements

IV.   USL Pro Forma Financial Statements

Unaudited Pro Forma Condensed Balance Sheet as of December 31, 2009
Unaudited Pro Forma Condensed Statements of Income (Loss) for the years ended
   December 31, 2009, 2008 and 2007
Notes to Unaudited Pro Forma Condensed Financial Statements

V.   National Union Statutory Basis Financial Statements

Report of Independent Auditors
Statements of Admitted Assets as of December 31, 2009 and 2008
Statements of Liabilities, Capital and Surplus as of December 31, 2009 and 2008 Statements of Income and Changes in Capital and Surplus for the years ended December 31, 2009, 2008 and 2007
Statements of Cash Flow for the years ended December 31, 2009, 2008 and 2007 Notes to Statutory Basis Financial Statements

[LOGO] American General Life Companies

                                                             Variable Account A

                                                               Variable Annuity

                                                                           2009

                                                                  Annual Report

                                                              December 31, 2009

                      American International Life Assurance Company of New York

[LOGO] PRICEWATERHOUSECOOPERS LLP

                                                      PRICEWATERHOUSECOOPERS LLP
                                                                  1201 LOUISIANA
                                                                      SUITE 2900
                                                           HOUSTON TX 77002-5678
                                                        TELEPHONE (713) 356 4000
                                                        FACSIMILE (713) 356 4717

             Report of Independent Registered Public Accounting Firm

To the Board of Directors of American International Life Assurance Company of New York and Contract Owners of American International Life Assurance Company of New York Variable Account A

In our opinion, the accompanying statement of net assets, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Sub-accounts listed in Note A of American International Life Assurance Company of New York Variable Account A at December 31, 2009, the results of each of their operations for the period then ended and the changes in each of their net assets for each of the two periods then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the American International Life Assurance Company of New York; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 2009 by correspondence with the investment companies, provide a reasonable basis for our opinion.


PRICEWATERHOUSECOOPERS LLP

April 27, 2010

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF NET ASSETS
December 31, 2009

                                                           Due from (to)                                       Net assets
                                                              American                                        attributable
                                                         International Life             Contract   Contract        to
                                           Investment        Assurance                  owners -   owners -     contract
                                         securities - at     Company of                 annuity  accumulation    owner
Sub-accounts                               fair value         New York      Net Assets  reserves   reserves     reserves
---------------------------------------- --------------- ------------------ ----------- -------- ------------ ------------
AIM V.I. Capital Appreciation Fund -
  Series I                                 $   133,226          $ (1)       $   133,225 $     -- $   133,225  $   133,225
AIM V.I. International Growth Fund -
  Series I                                     131,166            --            131,166       --     131,166      131,166
AllianceBernstein Americas Government
  Income Portfolio - Class A                        --            --                 --       --          --           --
AllianceBernstein Balanced Shares
  Portfolio - Class A                               --            --                 --       --          --           --
AllianceBernstein Balanced Wealth
  Strategy Portfolio - Class A               4,455,021            --          4,455,021   11,208   4,443,813    4,455,021
AllianceBernstein Global Bond Portfolio
  - Class A                                         --            --                 --       --          --           --
AllianceBernstein Global Dollar
  Government Portfolio - Class A                    --            --                 --       --          --           --
AllianceBernstein Global Thematic
  Growth Portfolio - Class A                 4,449,106             1          4,449,107    2,081   4,447,026    4,449,107
AllianceBernstein Global Thematic
  Growth Portfolio - Class B                   945,987            --            945,987       --     945,987      945,987
AllianceBernstein Growth and Income
  Portfolio - Class A                        8,977,413            (1)         8,977,412      114   8,977,298    8,977,412
AllianceBernstein Growth and Income
  Portfolio - Class B                        5,060,367            --          5,060,367    6,918   5,053,449    5,060,367
AllianceBernstein Growth Portfolio -
  Class A                                    4,774,596             1          4,774,597   46,102   4,728,495    4,774,597
AllianceBernstein Growth Portfolio -
  Class B                                    1,490,365            --          1,490,365       --   1,490,365    1,490,365
AllianceBernstein High Yield Portfolio
  - Class A                                         --            --                 --       --          --           --
AllianceBernstein Intermediate Bond
  Portfolio - Class A                       11,317,759            --         11,317,759   31,290  11,286,469   11,317,759
AllianceBernstein Intermediate Bond
  Portfolio - Class B                           57,515            --             57,515       --      57,515       57,515
AllianceBernstein International Growth
  Portfolio - Class A                        5,261,937            --          5,261,937   82,059   5,179,878    5,261,937
AllianceBernstein International Value
  Portfolio - Class A                        1,208,009            (1)         1,208,008       --   1,208,008    1,208,008
AllianceBernstein Large Cap Growth
  Portfolio - Class A                        6,536,661            (2)         6,536,659  130,353   6,406,306    6,536,659
AllianceBernstein Large Cap Growth
  Portfolio - Class B                        1,766,079            --          1,766,079       --   1,766,079    1,766,079
AllianceBernstein Money Market
  Portfolio - Class A                        2,320,359            19          2,320,378       --   2,320,378    2,320,378
AllianceBernstein Money Market
  Portfolio - Class B                        1,313,078            11          1,313,089       --   1,313,089    1,313,089
AllianceBernstein Real Estate
  Investment Portfolio - Class A             1,634,463            --          1,634,463    3,520   1,630,943    1,634,463
AllianceBernstein Small Cap Growth
  Portfolio - Class A                        1,681,979            --          1,681,979   65,423   1,616,556    1,681,979
AllianceBernstein Small/Mid Cap Value
  Portfolio - Class A                        2,689,167            --          2,689,167       --   2,689,167    2,689,167
AllianceBernstein Utility Income
  Portfolio - Class A                               --            --                 --       --          --           --
AllianceBernstein Value Portfolio -
  Class B                                    2,170,111             1          2,170,112       --   2,170,112    2,170,112
BlackRock Basic Value V.I. Fund - Class
  I                                             56,994            (1)            56,993       --      56,993       56,993
BlackRock Global Allocation V.I. Fund -
  Class I                                       95,310            (1)            95,309       --      95,309       95,309
BlackRock Global Growth V.I. Fund -
  Class I                                        7,375            --              7,375       --       7,375        7,375
BlackRock High Income V.I. Fund - Class
  I                                              9,777            77              9,854       --       9,854        9,854
BlackRock Large Cap Core V.I. Fund -
  Class I                                        7,506            (1)             7,505       --       7,505        7,505
BlackRock Total Return V.I. Fund -
  Class I                                       61,951           330             62,281       --      62,281       62,281
BlackRock Utilities and
  Telecommunications V.I. Fund - Class I        56,493            (1)            56,492       --      56,492       56,492
Delaware VIP Balanced Series - Standard
  Class                                             --            --                 --       --          --           --
Delaware VIP Cash Reserve Series -
  Standard Class                               122,061             4            122,065       --     122,065      122,065
Delaware VIP Growth Opportunities
  Series - Standard Class                      479,650            --            479,650       --     479,650      479,650
Delaware VIP High Yield Series -
  Standard Class                                25,910            --             25,910       --      25,910       25,910
Delaware VIP Limited-Term Diversified
  Income Series - Standard Class                27,583            27             27,610       --      27,610       27,610
Delaware VIP Value Series - Standard
  Class                                        780,776            --            780,776       --     780,776      780,776
Dreyfus Stock Index Fund, Inc. -
  Initial Shares                               662,201            (1)           662,200    1,919     660,281      662,200
Fidelity VIP Asset Manager Portfolio -
  Initial Class                                291,871            --            291,871       --     291,871      291,871
Fidelity VIP Contrafund Portfolio -
  Initial Class                                361,480            (1)           361,479       --     361,479      361,479
Fidelity VIP Growth Portfolio - Initial
  Class                                        755,746            --            755,746    1,741     754,005      755,746
Fidelity VIP High Income Portfolio -
  Initial Class                                 97,349            --             97,349       --      97,349       97,349
Fidelity VIP Investment Grade Bond
  Portfolio - Initial Class                     71,435            --             71,435       --      71,435       71,435
Fidelity VIP Money Market Portfolio -
  Initial Class                                296,539            (1)           296,538       --     296,538      296,538
Fidelity VIP Overseas Portfolio -
  Initial Class                                 33,685            (1)            33,684       --      33,684       33,684
UBS U.S. Allocation Portfolio                       --            --                 --       --          --           --

                            See accompanying notes.

                                   VA A - 2

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF NET ASSETS - CONTINUED
December 31, 2009

                                                           Due from (to)                                      Net assets
                                                              American                                       attributable
                                                         International Life            Contract   Contract        to
                                           Investment        Assurance                 owners -   owners -     contract
                                         securities - at     Company of                annuity  accumulation    owner
Sub-accounts                               fair value         New York      Net Assets reserves   reserves     reserves
---------------------------------------- --------------- ------------------ ---------- -------- ------------ ------------
Van Eck Worldwide Emerging Markets Fund
  - Initial Class                           $ 20,437            $--          $ 20,437  $     --   $20,437      $ 20,437
Van Eck Worldwide Hard Assets Fund -
  Initial Class                               90,874             --            90,874        --    90,874        90,874
Vanguard Dividend Growth Fund                 26,660             (1)           26,659    26,659        --        26,659
Vanguard Inflation-Protected Securities
  Fund                                        43,029             --            43,029    43,029        --        43,029
Vanguard LifeStrategy Income Fund             37,487             --            37,487    37,487        --        37,487
Vanguard VIF Balanced Portfolio              238,126             --           238,126   238,126        --       238,126
Vanguard VIF Capital Growth Portfolio         18,579             --            18,579    18,579        --        18,579
Vanguard VIF Diversified Value Portfolio      32,557             --            32,557    32,557        --        32,557
Vanguard VIF Equity Income Portfolio          46,265             (1)           46,264    46,264        --        46,264
Vanguard VIF Equity Index Portfolio               --             --                --        --        --            --
Vanguard VIF Growth Portfolio                 36,730             --            36,730    36,730        --        36,730
Vanguard VIF High Yield Bond Portfolio        32,313             (1)           32,312    32,312        --        32,312
Vanguard VIF International Portfolio          64,315             --            64,315    64,315        --        64,315
Vanguard VIF Mid-Cap Index Portfolio          50,099             --            50,099    50,099        --        50,099
Vanguard VIF Money Market Portfolio           14,285             (2)           14,283    14,283        --        14,283
Vanguard VIF REIT Index Portfolio             10,867             --            10,867    10,867        --        10,867
Vanguard VIF Short-Term
  Investment-Grade Portfolio                  63,231             --            63,231    63,231        --        63,231
Vanguard VIF Small Company Growth
  Portfolio                                   15,201             --            15,201    15,201        --        15,201
Vanguard VIF Total Bond Market Index
  Portfolio                                  136,351             --           136,351   136,351        --       136,351
Vanguard VIF Total Stock Market Index
  Portfolio                                   42,921             --            42,921    42,921        --        42,921

                            See accompanying notes.

                                   VA A - 3

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

                                   A           B          A+B=C         D            E             F           C+D+E+F
                                         Mortality and                 Net                   Net change in     Increase
                               Dividends  expense risk     Net      realized   Capital gain    unrealized   (decrease) in
                                 from         and       investment gain (loss) distributions  appreciation    net assets
                                mutual   administrative   income       on       from mutual  (depreciation) resulting from
Sub-accounts                     funds      charges       (loss)   investments     funds     of investments   operations
-----------------------------  --------- -------------- ---------- ----------- ------------- -------------- --------------
AIM V.I. Capital Appreciation
  Fund - Series I              $    765    $  (1,928)    $ (1,163)  $ (39,763)   $     --      $   61,688     $   20,762
AIM V.I. International Growth
  Fund - Series I                 1,730       (1,634)          96       4,451          --          30,652         35,199
AllianceBernstein Americas
  Government Income Portfolio
  - Class A                          --           --           --          --          --              --             --
AllianceBernstein Balanced
  Shares Portfolio - Class A         --           --           --          --          --              --             --
AllianceBernstein Balanced
  Wealth Strategy Portfolio -
  Class A                        45,272      (57,337)     (12,065)   (119,796)         --       1,011,209        879,348
AllianceBernstein Global Bond
  Portfolio - Class A                --           --           --          --          --              --             --
AllianceBernstein Global
  Dollar Government Portfolio
  - Class A                          --           --           --          --          --              --             --
AllianceBernstein Global
  Thematic Growth Portfolio -
  Class A                            --      (51,704)     (51,704)   (579,146)         --       2,168,524      1,537,674
AllianceBernstein Global
  Thematic Growth Portfolio -
  Class B                            --      (11,722)     (11,722)      5,165          --         338,297        331,740
AllianceBernstein Growth and
  Income Portfolio - Class A    343,873     (115,787)     228,086    (679,704)         --       1,912,058      1,460,440
AllianceBernstein Growth and
  Income Portfolio - Class B    170,248      (67,701)     102,547    (706,662)         --       1,398,162        794,047
AllianceBernstein Growth
  Portfolio - Class A                --      (60,701)     (60,701)   (480,043)         --       1,749,434      1,208,690
AllianceBernstein Growth
  Portfolio - Class B                --      (18,304)     (18,304)    (82,742)         --         441,272        340,226
AllianceBernstein High Yield
  Portfolio - Class A                --           --           --          --          --              --             --
AllianceBernstein
  Intermediate Bond Portfolio
  - Class A                     412,319     (159,843)     252,476    (119,897)         --       1,699,610      1,832,189
AllianceBernstein
  Intermediate Bond Portfolio
  - Class B                       2,411         (873)       1,538      (1,581)         --           9,670          9,627
AllianceBernstein
  International Growth
  Portfolio - Class A           216,819      (62,984)     153,835    (814,860)         --       2,116,520      1,455,495
AllianceBernstein
  International Value
  Portfolio - Class A            14,396      (14,975)        (579)   (380,682)         --         675,503        294,242
AllianceBernstein Large Cap
  Growth Portfolio - Class A      8,869      (80,798)     (71,929)   (592,551)         --       2,457,467      1,792,987
AllianceBernstein Large Cap
  Growth Portfolio - Class B         --      (22,805)     (22,805)     51,297          --         463,592        492,084
AllianceBernstein Money
  Market Portfolio - Class A      5,193      (36,391)     (31,198)         --          --              --        (31,198)
AllianceBernstein Money
  Market Portfolio - Class B      1,058      (14,639)     (13,581)         --          --              --        (13,581)
AllianceBernstein Real Estate
  Investment Portfolio -
  Class A                        43,565      (19,466)      24,099    (873,239)     31,614       1,174,790        357,264
AllianceBernstein Small Cap
  Growth Portfolio - Class A         --      (20,799)     (20,799)     (3,911)         --         535,592        510,882
AllianceBernstein Small/Mid
  Cap Value Portfolio - Class
  A                              25,891      (31,038)      (5,147)   (280,802)    101,037         968,115        783,203
AllianceBernstein Utility
  Income Portfolio - Class A     89,220      (18,511)      70,709    (684,860)         --         739,765        125,614
AllianceBernstein Value
  Portfolio - Class B            60,076      (27,083)      32,993    (186,270)         --         501,156        347,879
BlackRock Basic Value V.I.
  Fund - Class I                  1,045         (743)         302      (5,588)         --          19,317         14,031
BlackRock Global Allocation
  V.I. Fund - Class I             1,326         (695)         631          24          --           8,314          8,969
BlackRock Global Growth V.I.
  Fund - Class I                    174         (149)          25        (135)         --           3,489          3,379
BlackRock High Income V.I.
  Fund - Class I                  1,327         (194)       1,133      (3,384)         --           8,364          6,113
BlackRock Large Cap Core V.I.
  Fund - Class I                     92         (158)         (66)     (6,739)         --           8,659          1,854
BlackRock Total Return V.I.
  Fund - Class I                  3,448         (806)       2,642         (68)        277           5,841          8,692
BlackRock Utilities and
  Telecommunications V.I.
  Fund - Class I                    754         (190)         564           5          --           3,553          4,122
Delaware VIP Balanced Series
  - Standard Class                   --           --           --          --          --              --             --
Delaware VIP Cash Reserve
  Series - Standard Class           320       (1,534)      (1,214)         --          --              --         (1,214)
Delaware VIP Growth
  Opportunities Series -
  Standard Class                     --       (4,153)      (4,153)    (43,459)         --         161,088        113,476
Delaware VIP High Yield
  Series - Standard Class         1,578         (322)       1,256      (2,611)         --          11,155          9,800
Delaware VIP Limited-Term
  Diversified Income Series -
  Standard Class                  1,100         (383)         717        (973)         --           3,490          3,234
Delaware VIP Value Series -
  Standard Class                 26,542       (9,664)      16,878     (51,653)         --         152,553        117,778
Dreyfus Stock Index Fund,
  Inc. - Initial Shares          12,520       (8,391)       4,129     (41,927)     39,406         132,606        134,214

                            See accompanying notes.

                                   VA A - 4

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF OPERATIONS - CONTINUED
For the Year Ended December 31, 2009

                                   A           B          A+B=C         D            E             F           C+D+E+F
                                         Mortality and                 Net                   Net change in     Increase
                               Dividends  expense risk     Net      realized   Capital gain    unrealized   (decrease) in
                                 from         and       investment gain (loss) distributions  appreciation    net assets
                                mutual   administrative   income       on       from mutual  (depreciation) resulting from
Sub-accounts                     funds      charges       (loss)   investments     funds     of investments   operations
------------------------------ --------- -------------- ---------- ----------- ------------- -------------- --------------
Fidelity VIP Asset Manager
  Portfolio - Initial Class     $ 6,267     $(3,673)     $ 2,594    $ (4,328)     $  439        $ 65,639       $ 64,344
Fidelity VIP Contrafund
  Portfolio - Initial Class       4,417      (4,793)        (376)    (27,756)         87         122,258         94,213
Fidelity VIP Growth Portfolio
  - Initial Class                 2,976      (9,742)      (6,766)    (99,219)        591         267,570        162,176
Fidelity VIP High Income
  Portfolio - Initial Class       6,959      (1,279)       5,680      (5,282)         --          31,620         32,018
Fidelity VIP Investment Grade
  Bond Portfolio - Initial
  Class                           6,346        (997)       5,349      (1,161)        280           4,901          9,369
Fidelity VIP Money Market
  Portfolio - Initial Class       2,437      (4,529)      (2,092)         --          --              --         (2,092)
Fidelity VIP Overseas
  Portfolio - Initial Class         638        (416)         222      (1,649)         97           8,098          6,768
UBS U.S. Allocation Portfolio     1,504        (131)       1,373     (10,024)         --           7,871           (780)
Van Eck Worldwide Emerging
  Markets Fund - Initial Class       23        (209)        (186)       (301)        937          10,274         10,724
Van Eck Worldwide Hard Assets
  Fund - Initial Class              184      (1,041)        (857)        288         365          32,599         32,395
Vanguard Dividend Growth Fund       593        (116)         477        (108)         --           4,359          4,728
Vanguard Inflation-Protected
  Securities Fund                   723        (225)         498          95          --           3,625          4,218
Vanguard LifeStrategy Income
  Fund                            1,197        (191)       1,006        (296)         --           3,315          4,025
Vanguard VIF Balanced
  Portfolio                       9,765      (1,174)       8,591      (5,972)         --          46,074         48,693
Vanguard VIF Capital Growth
  Portfolio                          38         (42)          (4)       (227)        279           2,563          2,611
Vanguard VIF Diversified
  Value Portfolio                 1,320        (154)       1,166      (4,159)         --          10,009          7,016
Vanguard VIF Equity Income
  Portfolio                       2,237        (221)       2,016      (4,436)        131           8,649          6,360
Vanguard VIF Equity Index
  Portfolio                          --          --           --          --          --              --             --
Vanguard VIF Growth Portfolio        70        (141)         (71)       (741)         --          11,288         10,476
Vanguard VIF High Yield Bond
  Portfolio                         889        (134)         755      (1,059)         --           9,067          8,763
Vanguard VIF International
  Portfolio                       1,211        (239)         972      (2,797)         --          20,157         18,332
Vanguard VIF Mid-Cap Index
  Portfolio                         336        (203)         133      (3,212)        839          19,120         16,880
Vanguard VIF Money Market
  Portfolio                         129         (88)          41          --          --              --             41
Vanguard VIF REIT Index
  Portfolio                         675         (53)         622      (5,561)        901           5,825          1,787
Vanguard VIF Short-Term
  Investment- Grade Portfolio     2,976        (304)       2,672         420         361           3,737          7,190
Vanguard VIF Small Company
  Growth Portfolio                   77         (48)          29        (268)         --           3,235          2,996
Vanguard VIF Total Bond
  Market Index Portfolio         11,314        (910)      10,404         157          --          (2,470)         8,091
Vanguard VIF Total Stock
  Market Index Portfolio            628        (213)         415     (40,279)      1,260          39,368            764

                            See accompanying notes.

                                   VA A - 5

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS
For the Years Ended December 31, 2009 and 2008

                                                                                 Sub-accounts
                                                   -----------------------------------------------------------------------
                                                                                     AllianceBernstein
                                                                         AIM V.I.         Americas
                                                    AIM V.I. Capital   International     Government      AllianceBernstein
                                                   Appreciation Fund - Growth Fund - Income Portfolio -   Balanced Shares
                                                        Series I         Series I         Class A       Portfolio - Class A
                                                   ------------------- ------------- ------------------ -------------------
For the Year Ended December 31, 2009
OPERATIONS:
   Net investment income (loss)                         $  (1,163)       $     96       $        --         $        --
   Net realized gain (loss) on investments                (39,763)          4,451                --                  --
   Capital gain distributions from mutual funds                --              --                --                  --
   Net change in unrealized appreciation
     (depreciation) of investments                         61,688          30,652                --                  --
                                                        ---------        --------       -----------         -----------
Increase (decrease) in net assets resulting from
  operations                                               20,762          35,199                --                  --
                                                        ---------        --------       -----------         -----------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                  --             640                --                  --
   Administrative charges                                    (236)           (330)               --                  --
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                     (3,429)             (5)               --                  --
   Mortality reserve transfers                                 --              --                --                  --
   Contract withdrawals                                   (41,251)        (12,969)               --                  --
   Surrender charges                                           --             (43)               --                  --
   Death benefits                                              --              --                --                  --
   Annuity payments                                            --              --                --                  --
                                                        ---------        --------       -----------         -----------
Increase (decrease) in net assets resulting from
  principal transactions                                  (44,916)        (12,707)               --                  --
                                                        ---------        --------       -----------         -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   (24,154)         22,492                --                  --
NET ASSETS:
   Beginning of year                                      157,379         108,674                --                  --
                                                        ---------        --------       -----------         -----------
   End of year                                          $ 133,225        $131,166       $        --         $        --
                                                        =========        ========       ===========         ===========
For the Year Ended December 31, 2008
OPERATIONS:
   Net investment income (loss)                         $  (3,219)       $ (1,351)      $   139,082         $   248,477
   Net realized gain (loss) on investments                 (6,073)            902          (166,960)         (1,317,301)
   Capital gain distributions from mutual funds                --           2,026            56,212             601,310
   Net change in unrealized appreciation
     (depreciation) of investments                       (115,040)        (81,404)            3,471            (623,341)
                                                        ---------        --------       -----------         -----------
Increase (decrease) in net assets resulting from
  operations                                             (124,332)        (79,827)           31,805          (1,090,855)
                                                        ---------        --------       -----------         -----------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                  --             960                --                  --
   Administrative charges                                    (278)           (399)           (1,009)             (5,057)
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                     (3,623)             39        (3,303,936)         (5,271,494)
   Mortality reserve transfers                                 --              --                --                 550
   Contract withdrawals                                    (7,385)         (9,948)         (106,462)           (730,563)
   Surrender charges                                           --              --               (22)             (1,949)
   Death benefits                                          (4,700)             --                --            (148,369)
   Annuity payments                                            --              --                --              (3,615)
                                                        ---------        --------       -----------         -----------
Increase (decrease) in net assets resulting from
  principal transactions                                  (15,986)         (9,348)       (3,411,429)         (6,160,497)
                                                        ---------        --------       -----------         -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (140,318)        (89,175)       (3,379,624)         (7,251,352)
NET ASSETS:
   Beginning of year                                      297,697         197,849         3,379,624           7,251,352
                                                        ---------        --------       -----------         -----------
   End of year                                          $ 157,379        $108,674       $        --         $        --
                                                        =========        ========       ===========         ===========

                            See accompanying notes.

                                   VA A - 6

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2009 and 2008

                                                                               Sub-accounts
                                              ------------------------------------------------------------------------------
                                               AllianceBernstein                        AllianceBernstein  AllianceBernstein
                                                Balanced Wealth     AllianceBernstein     Global Dollar     Global Thematic
                                              Strategy Portfolio -     Global Bond         Government      Growth Portfolio -
                                                    Class A        Portfolio - Class A Portfolio - Class A      Class A
                                              -------------------- ------------------- ------------------- ------------------
For the Year Ended December 31, 2009
OPERATIONS:
   Net investment income (loss)                    $  (12,065)         $        --         $        --        $   (51,704)
   Net realized gain (loss) on investments           (119,796)                  --                  --           (579,146)
   Capital gain distributions from mutual
     funds                                                 --                   --                  --                 --
   Net change in unrealized appreciation
     (depreciation) of investments                  1,011,209                   --                  --          2,168,524
                                                   ----------          -----------         -----------        -----------
Increase (decrease) in net assets resulting
  from operations                                     879,348                   --                  --          1,537,674
                                                   ----------          -----------         -----------        -----------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                              --                   --                  --              2,402
   Administrative charges                              (5,458)                  --                  --             (4,827)
   Net transfers from (to) other
     Sub-accounts or fixed rate option                429,019                   --                  --             84,927
   Mortality reserve transfers                             --                   --                  --                 --
   Contract withdrawals                              (573,090)                  --                  --           (239,609)
   Surrender charges                                     (724)                  --                  --                (50)
   Death benefits                                    (170,576)                  --                  --            (75,085)
   Annuity payments                                    (3,693)                  --                  --               (103)
                                                   ----------          -----------         -----------        -----------
Increase (decrease) in net assets resulting
  from principal transactions                        (324,522)                  --                  --           (232,345)
                                                   ----------          -----------         -----------        -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               554,826                   --                  --          1,305,329
NET ASSETS:
   Beginning of year                                3,900,195                   --                  --          3,143,778
                                                   ----------          -----------         -----------        -----------
   End of year                                     $4,455,021          $        --         $        --        $ 4,449,107
                                                   ==========          ===========         ===========        ===========
For the Year Ended December 31, 2008
OPERATIONS:
   Net investment income (loss)                    $  (14,803)         $   121,442         $   131,238        $   (72,405)
   Net realized gain (loss) on investments            (82,531)             (54,552)           (201,701)        (1,095,789)
   Capital gain distributions from mutual
     funds                                                 --                   --              42,309                 --
   Net change in unrealized appreciation
     (depreciation) of investments                   (817,831)              (9,912)             27,820         (2,052,943)
                                                   ----------          -----------         -----------        -----------
Increase (decrease) in net assets resulting
  from operations                                    (915,165)              56,978                (334)        (3,221,137)
                                                   ----------          -----------         -----------        -----------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                              --                   32                  --              4,852
   Administrative charges                              (1,435)                (372)               (652)            (5,968)
   Net transfers from (to) other
     Sub-accounts or fixed rate option              5,017,339           (1,113,089)         (1,837,018)          (222,089)
   Mortality reserve transfers                             --                 (201)                 --                 --
   Contract withdrawals                              (143,862)             (30,924)            (65,414)          (759,630)
   Surrender charges                                      (54)                 (58)                (10)              (284)
   Death benefits                                     (55,718)                  --             (26,785)           (88,904)
   Annuity payments                                      (910)                (366)                 --                 --
                                                   ----------          -----------         -----------        -----------
Increase (decrease) in net assets resulting
  from principal transactions                       4,815,360           (1,144,978)         (1,929,879)        (1,072,023)
                                                   ----------          -----------         -----------        -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             3,900,195           (1,088,000)         (1,930,213)        (4,293,160)
NET ASSETS:
   Beginning of year                                       --            1,088,000           1,930,213          7,436,938
                                                   ----------          -----------         -----------        -----------
   End of year                                     $3,900,195          $        --         $        --        $ 3,143,778
                                                   ==========          ===========         ===========        ===========

                            See accompanying notes.

                                   VA A - 7

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2009 and 2008

                                                                                  Sub-accounts
                                                   --------------------------------------------------------------------------
                                                   AllianceBernstein  AllianceBernstein  AllianceBernstein
                                                    Global Thematic       Growth and         Growth and     AllianceBernstein
                                                   Growth Portfolio - Income Portfolio - Income Portfolio - Growth Portfolio -
                                                        Class B            Class A            Class B            Class A
                                                   ------------------ ------------------ ------------------ ------------------
For the Year Ended December 31, 2009
OPERATIONS:
   Net investment income (loss)                       $   (11,722)       $    228,086       $   102,547        $   (60,701)
   Net realized gain (loss) on investments                  5,165            (679,704)         (706,662)          (480,043)
   Capital gain distributions from mutual funds                --                  --                --                 --
   Net change in unrealized appreciation
     (depreciation) of investments                        338,297           1,912,058         1,398,162          1,749,434
                                                      -----------        ------------       -----------        -----------
Increase (decrease) in net assets resulting from
  operations                                              331,740           1,460,440           794,047          1,208,690
                                                      -----------        ------------       -----------        -----------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                  --                  --               408              1,602
   Administrative charges                                  (1,725)             (9,292)           (6,049)            (5,089)
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                    134,103             161,107          (210,398)             1,171
   Mortality reserve transfers                                 --               1,043                --                 --
   Contract withdrawals                                  (220,430)           (823,378)         (566,479)          (394,692)
   Surrender charges                                       (1,200)                 (1)           (3,584)                (9)
   Death benefits                                              --            (203,362)         (105,714)          (205,173)
   Annuity payments                                            --              (1,100)           (2,744)            (4,631)
                                                      -----------        ------------       -----------        -----------
Increase (decrease) in net assets resulting from
  principal transactions                                  (89,252)           (874,983)         (894,560)          (606,821)
                                                      -----------        ------------       -----------        -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   242,488             585,457          (100,513)           601,869
NET ASSETS:
   Beginning of year                                      703,499           8,391,955         5,160,880          4,172,728
                                                      -----------        ------------       -----------        -----------
   End of year                                        $   945,987        $  8,977,412       $ 5,060,367        $ 4,774,597
                                                      ===========        ============       ===========        ===========
For the Year Ended December 31, 2008
OPERATIONS:
   Net investment income (loss)                       $   (15,847)       $     96,331       $    26,238        $   (91,077)
   Net realized gain (loss) on investments                153,337            (575,665)          119,139           (545,426)
   Capital gain distributions from mutual funds                --           2,381,345         1,338,553                 --
   Net change in unrealized appreciation
     (depreciation) of investments                       (849,889)         (8,757,458)       (5,373,018)        (2,912,604)
                                                      -----------        ------------       -----------        -----------
Increase (decrease) in net assets resulting from
  operations                                             (712,399)         (6,855,447)       (3,889,088)        (3,549,107)
                                                      -----------        ------------       -----------        -----------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                  --                  50             6,883              1,652
   Administrative charges                                  (2,119)            (12,123)           (9,143)            (6,466)
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                   (115,113)           (829,663)         (174,986)          (289,901)
   Mortality reserve transfers                                 --              19,668               481                 --
   Contract withdrawals                                  (175,459)         (2,265,622)         (771,715)          (960,469)
   Surrender charges                                       (1,595)               (196)           (7,862)               (33)
   Death benefits                                         (50,110)           (346,835)         (159,331)           (62,135)
   Annuity payments                                            --             (33,967)           (3,700)                --
                                                      -----------        ------------       -----------        -----------
Increase (decrease) in net assets resulting from
  principal transactions                                 (344,396)         (3,468,688)       (1,119,373)        (1,317,352)
                                                      -----------        ------------       -----------        -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                (1,056,795)        (10,324,135)       (5,008,461)        (4,866,459)
NET ASSETS:
   Beginning of year                                    1,760,294          18,716,090        10,169,341          9,039,187
                                                      -----------        ------------       -----------        -----------
   End of year                                        $   703,499        $  8,391,955       $ 5,160,880        $ 4,172,728
                                                      ===========        ============       ===========        ===========

                            See accompanying notes.

                                   VA A - 8

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2009 and 2008

                                                                                Sub-accounts
                                              -------------------------------------------------------------------------------
                                              AllianceBernstein    AllianceBernstein    AllianceBernstein   AllianceBernstein
                                              Growth Portfolio - High Yield Portfolio-  Intermediate Bond   Intermediate Bond
                                                   Class B              Class A        Portfolio - Class A Portfolio - Class B
                                              ------------------ --------------------- ------------------- -------------------
For the Year Ended December 31, 2009
OPERATIONS:
   Net investment income (loss)                  $   (18,304)         $        --          $   252,476          $  1,538
   Net realized gain (loss) on investments           (82,742)                  --             (119,897)           (1,581)
   Capital gain distributions from mutual
     funds                                                --                   --                   --                --
   Net change in unrealized appreciation
     (depreciation) of investments                   441,272                   --            1,699,610             9,670
                                                 -----------          -----------          -----------          --------
Increase (decrease) in net assets resulting
  from operations                                    340,226                   --            1,832,189             9,627
                                                 -----------          -----------          -----------          --------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                          4,014                   --               57,114                --
   Administrative charges                             (2,388)                  --              (12,958)              (22)
   Net transfers from (to) other
     Sub-accounts or fixed rate option               (23,216)                  --              397,434           (17,607)
   Mortality reserve transfers                            --                   --                   --                --
   Contract withdrawals                             (158,903)                  --           (1,708,318)               --
   Surrender charges                                    (277)                  --               (8,795)               --
   Death benefits                                         --                   --             (493,504)               --
   Annuity payments                                       --                   --               (6,889)               --
                                                 -----------          -----------          -----------          --------
Increase (decrease) in net assets resulting
  from principal transactions                       (180,770)                  --           (1,775,916)          (17,629)
                                                 -----------          -----------          -----------          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              159,456                   --               56,273            (8,002)
NET ASSETS:
   Beginning of year                               1,330,909                   --           11,261,486            65,517
                                                 -----------          -----------          -----------          --------
   End of year                                   $ 1,490,365          $        --          $11,317,759          $ 57,515
                                                 ===========          ===========          ===========          ========
For the Year Ended December 31, 2008
OPERATIONS:
   Net investment income (loss)                  $   (28,107)         $   189,390          $   161,093          $  3,805
   Net realized gain (loss) on investments           144,911             (393,936)            (576,788)           (5,367)
   Capital gain distributions from mutual
     funds                                                --                   --                   --                --
   Net change in unrealized appreciation
     (depreciation) of investments                (1,227,532)             175,361             (582,563)           (5,665)
                                                 -----------          -----------          -----------          --------
Increase (decrease) in net assets resulting
  from operations                                 (1,110,728)             (29,185)            (998,258)           (7,227)
                                                 -----------          -----------          -----------          --------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                         14,921                  521                  280                --
   Administrative charges                             (3,386)                (804)             (12,507)              (29)
   Net transfers from (to) other
     Sub-accounts or fixed rate option               (33,096)          (2,106,192)           7,790,442           (37,274)
   Mortality reserve transfers                            --                 (125)                 400                --
   Contract withdrawals                             (241,493)            (155,317)          (2,036,286)           (5,481)
   Surrender charges                                  (2,807)                (330)             (12,075)               --
   Death benefits                                    (63,529)                  --              (96,119)               --
   Annuity payments                                       --                 (182)              (6,427)               --
                                                 -----------          -----------          -----------          --------
Increase (decrease) in net assets resulting
  from principal transactions                       (329,390)          (2,262,429)           5,627,708           (42,784)
                                                 -----------          -----------          -----------          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS           (1,440,118)          (2,291,614)           4,629,450           (50,011)
NET ASSETS:
   Beginning of year                               2,771,027            2,291,614            6,632,036           115,528
                                                 -----------          -----------          -----------          --------
   End of year                                   $ 1,330,909          $        --          $11,261,486          $ 65,517
                                                 ===========          ===========          ===========          ========

                            See accompanying notes.

                                   VA A - 9

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2009 and 2008

                                                                                    Sub-accounts
                                                   -----------------------------------------------------------------------------
                                                   AllianceBernstein
                                                     International     AllianceBernstein   AllianceBernstein   AllianceBernstein
                                                   Growth Portfolio - International Value  Large Cap Growth    Large Cap Growth
                                                        Class A       Portfolio - Class A Portfolio - Class A Portfolio - Class B
                                                   ------------------ ------------------- ------------------- -------------------
For the Year Ended December 31, 2009
OPERATIONS:
   Net investment income (loss)                       $   153,835         $      (579)        $   (71,929)        $   (22,805)
   Net realized gain (loss) on investments               (814,860)           (380,682)           (592,551)             51,297
   Capital gain distributions from mutual funds                --                  --                  --                  --
   Net change in unrealized appreciation
     (depreciation) of investments                      2,116,520             675,503           2,457,467             463,592
                                                      -----------         -----------         -----------         -----------
Increase (decrease) in net assets resulting from
  operations                                            1,455,495             294,242           1,792,987             492,084
                                                      -----------         -----------         -----------         -----------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                 528               2,007                  --                 384
   Administrative charges                                  (5,471)             (1,747)             (7,597)             (2,843)
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                     69,260              90,124              55,070             (58,648)
   Mortality reserve transfers                                 --                  --                  --                  --
   Contract withdrawals                                  (448,163)           (215,105)           (696,904)           (300,086)
   Surrender charges                                       (1,923)             (1,616)                 (9)               (666)
   Death benefits                                          (6,963)              7,767            (115,831)            (11,766)
   Annuity payments                                        (7,905)                 --             (13,035)                 --
                                                      -----------         -----------         -----------         -----------
Increase (decrease) in net assets resulting from
  principal transactions                                 (400,637)           (118,570)           (778,306)           (373,625)
                                                      -----------         -----------         -----------         -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 1,054,858             175,672           1,014,681             118,459
NET ASSETS:
   Beginning of year                                    4,207,079           1,032,336           5,521,978           1,647,620
                                                      -----------         -----------         -----------         -----------
   End of year                                        $ 5,261,937         $ 1,208,008         $ 6,536,659         $ 1,766,079
                                                      ===========         ===========         ===========         ===========
For the Year Ended December 31, 2008
OPERATIONS:
   Net investment income (loss)                       $  (107,371)        $    (4,514)        $  (114,191)        $   (33,453)
   Net realized gain (loss) on investments               (313,344)            113,216            (600,211)            147,647
   Capital gain distributions from mutual funds           152,672             126,813                  --                  --
   Net change in unrealized appreciation
     (depreciation) of investments                     (4,446,731)         (1,546,499)         (3,354,394)         (1,310,527)
                                                      -----------         -----------         -----------         -----------
Increase (decrease) in net assets resulting from
  operations                                           (4,714,774)         (1,310,984)         (4,068,796)         (1,196,333)
                                                      -----------         -----------         -----------         -----------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                               3,648              13,874               2,050                 905
   Administrative charges                                  (8,090)             (2,813)             (9,051)             (4,110)
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                   (280,306)           (153,022)            (69,717)           (187,145)
   Mortality reserve transfers                             37,629                  --                (202)                 --
   Contract withdrawals                                (1,731,746)           (431,335)         (1,465,722)           (163,103)
   Surrender charges                                      (12,915)             (2,590)               (421)             (1,386)
   Death benefits                                        (375,021)            (26,603)           (217,292)             (7,793)
   Annuity payments                                       (26,253)                 --                (956)                 --
                                                      -----------         -----------         -----------         -----------
Increase (decrease) in net assets resulting from
  principal transactions                               (2,393,054)           (602,489)         (1,761,311)           (362,632)
                                                      -----------         -----------         -----------         -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                (7,107,828)         (1,913,473)         (5,830,107)         (1,558,965)
NET ASSETS:
   Beginning of year                                   11,314,907           2,945,809          11,352,085           3,206,585
                                                      -----------         -----------         -----------         -----------
   End of year                                        $ 4,207,079         $ 1,032,336         $ 5,521,978         $ 1,647,620
                                                      ===========         ===========         ===========         ===========

                            See accompanying notes.

                                   VA A - 10

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2009 and 2008

                                                                               Sub-accounts
                                              ------------------------------------------------------------------------------
                                                                                       AllianceBernstein
                                               AllianceBernstein   AllianceBernstein      Real Estate      AllianceBernstein
                                                 Money Market        Money Market         Investment       Small Cap Growth
                                              Portfolio - Class A Portfolio - Class B Portfolio - Class A Portfolio - Class A
                                              ------------------- ------------------- ------------------- -------------------
For the Year Ended December 31, 2009
OPERATIONS:
   Net investment income (loss)                   $   (31,198)        $  (13,581)         $    24,099         $   (20,799)
   Net realized gain (loss) on investments                 --                 --             (873,239)             (3,911)
   Capital gain distributions from mutual
     funds                                                 --                 --               31,614                  --
   Net change in unrealized appreciation
     (depreciation) of investments                         --                 --            1,174,790             535,592
                                                  -----------         ----------          -----------         -----------
Increase (decrease) in net assets resulting
  from operations                                     (31,198)           (13,581)             357,264             510,882
                                                  -----------         ----------          -----------         -----------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                              12              3,120                   --                 648
   Administrative charges                              (2,497)            (1,137)              (2,111)             (1,947)
   Net transfers from (to) other
     Sub-accounts or fixed rate option                144,882            470,799              (40,280)            190,380
   Mortality reserve transfers                             --                 --                   --                  --
   Contract withdrawals                            (1,121,272)          (460,556)            (224,559)           (295,754)
   Surrender charges                                      (79)            (1,252)              (1,503)               (939)
   Death benefits                                     (20,368)           (26,944)               1,776                (296)
   Annuity payments                                        --                 --                 (222)             (6,441)
                                                  -----------         ----------          -----------         -----------
Increase (decrease) in net assets resulting
  from principal transactions                        (999,322)           (15,970)            (266,899)           (114,349)
                                                  -----------         ----------          -----------         -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (1,030,520)           (29,551)              90,365             396,533
NET ASSETS:
   Beginning of year                                3,350,898          1,342,640            1,544,098           1,285,446
                                                  -----------         ----------          -----------         -----------
   End of year                                    $ 2,320,378         $1,313,089          $ 1,634,463         $ 1,681,979
                                                  ===========         ==========          ===========         ===========
For the Year Ended December 31, 2008
OPERATIONS:
   Net investment income (loss)                   $    14,374         $    2,898          $    10,269         $   (29,102)
   Net realized gain (loss) on investments                 --                 --             (589,616)            299,199
   Capital gain distributions from mutual
     funds                                                 --                 --              692,137                  --
   Net change in unrealized appreciation
     (depreciation) of investments                         --                 --           (1,039,710)         (1,501,770)
                                                  -----------         ----------          -----------         -----------
Increase (decrease) in net assets resulting
  from operations                                      14,374              2,898             (926,920)         (1,231,673)
                                                  -----------         ----------          -----------         -----------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                              --                120                4,118                 648
   Administrative charges                              (1,945)            (1,032)              (3,459)             (2,281)
   Net transfers from (to) other
     Sub-accounts or fixed rate option              1,819,422            606,123             (332,533)           (104,696)
   Mortality reserve transfers                             --                 --                   79                (124)
   Contract withdrawals                            (1,504,825)          (502,975)            (529,802)           (384,275)
   Surrender charges                                     (300)            (7,418)              (5,548)             (2,672)
   Death benefits                                      18,633                 --               (4,605)            (52,295)
   Annuity payments                                        --                 --                 (345)               (820)
                                                  -----------         ----------          -----------         -----------
Increase (decrease) in net assets resulting
  from principal transactions                         330,985             94,818             (872,095)           (546,515)
                                                  -----------         ----------          -----------         -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               345,359             97,716           (1,799,015)         (1,778,188)
NET ASSETS:
   Beginning of year                                3,005,539          1,244,924            3,343,113           3,063,634
                                                  -----------         ----------          -----------         -----------
   End of year                                    $ 3,350,898         $1,342,640          $ 1,544,098         $ 1,285,446
                                                  ===========         ==========          ===========         ===========

                            See accompanying notes.

                                   VA A - 11

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2009 and 2008

                                                                                 Sub-accounts
                                                   ------------------------------------------------------------------------
                                                   AllianceBernstein
                                                     Small/Mid Cap    AllianceBernstein  AllianceBernstein  BlackRock Basic
                                                   Value Portfolio -   Utility Income    Value Portfolio - Value V.I. Fund -
                                                        Class A      Portfolio - Class A      Class B           Class I
                                                   ----------------- ------------------- ----------------- -----------------
For the Year Ended December 31, 2009
OPERATIONS:
   Net investment income (loss)                       $    (5,147)       $    70,709        $    32,993        $    302
   Net realized gain (loss) on investments               (280,802)          (684,860)          (186,270)         (5,588)
   Capital gain distributions from mutual funds           101,037                 --                 --              --
   Net change in unrealized appreciation
     (depreciation) of investments                        968,115            739,765            501,156          19,317
                                                      -----------        -----------        -----------        --------
Increase (decrease) in net assets resulting from
  operations                                              783,203            125,614            347,879          14,031
                                                      -----------        -----------        -----------        --------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                  --                 --                 --              --
   Administrative charges                                  (3,078)            (1,633)            (2,962)            (54)
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                    311,424         (1,993,053)            (7,986)             (2)
   Mortality reserve transfers                                 --                 --                 --              --
   Contract withdrawals                                  (355,947)          (150,300)          (218,540)        (11,756)
   Surrender charges                                       (2,519)              (342)            (1,083)             --
   Death benefits                                           4,014            (40,112)           (13,377)             --
   Annuity payments                                            --                 --                 --              --
                                                      -----------        -----------        -----------        --------
Increase (decrease) in net assets resulting from
  principal transactions                                  (46,106)        (2,185,440)          (243,948)        (11,812)
                                                      -----------        -----------        -----------        --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   737,097         (2,059,826)           103,931           2,219
NET ASSETS:
   Beginning of year                                    1,952,070          2,059,826          2,066,181          54,774
                                                      -----------        -----------        -----------        --------
   End of year                                        $ 2,689,167        $        --        $ 2,170,112        $ 56,993
                                                      ===========        ===========        ===========        ========
For the Year Ended December 31, 2008
OPERATIONS:
   Net investment income (loss)                       $   (23,786)       $    47,654        $    25,720        $    713
   Net realized gain (loss) on investments               (232,052)           635,009             46,352            (174)
   Capital gain distributions from mutual funds           391,910            378,724            180,781             815
   Net change in unrealized appreciation
     (depreciation) of investments                     (1,629,401)        (2,514,715)        (1,889,594)        (34,443)
                                                      -----------        -----------        -----------        --------
Increase (decrease) in net assets resulting from
  operations                                           (1,493,329)        (1,453,328)        (1,636,741)        (33,089)
                                                      -----------        -----------        -----------        --------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                               4,118                 --              7,640              --
   Administrative charges                                  (3,769)            (3,110)            (4,628)            (73)
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                   (746,179)          (163,287)          (367,941)             --
   Mortality reserve transfers                                 --                 --                 --              --
   Contract withdrawals                                  (439,110)          (752,069)          (501,954)             --
   Surrender charges                                       (3,281)            (6,194)            (2,044)             --
   Death benefits                                        (114,474)          (112,632)           (29,330)             --
   Annuity payments                                            --                 --                 --              --
                                                      -----------        -----------        -----------        --------
Increase (decrease) in net assets resulting from
  principal transactions                               (1,302,695)        (1,037,292)          (898,257)            (73)
                                                      -----------        -----------        -----------        --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                (2,796,024)        (2,490,620)        (2,534,998)        (33,162)
NET ASSETS:
   Beginning of year                                    4,748,094          4,550,446          4,601,179          87,936
                                                      -----------        -----------        -----------        --------
   End of year                                        $ 1,952,070        $ 2,059,826        $ 2,066,181        $ 54,774
                                                      ===========        ===========        ===========        ========

                            See accompanying notes.

                                   VA A - 12

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2009 and 2008

                                                                                Sub-accounts
                                                   ---------------------------------------------------------------------
                                                   BlackRock Global  BlackRock Global    BlackRock High   BlackRock Large
                                                   Allocation V.I.  Growth V.I. Fund - Income V.I. Fund -  Cap Core V.I.
                                                    Fund - Class I       Class I            Class I       Fund - Class I
                                                   ---------------- ------------------ ------------------ ---------------
For the Year Ended December 31, 2009
OPERATIONS:
   Net investment income (loss)                        $   631           $     25           $  1,133         $    (66)
   Net realized gain (loss) on investments                  24               (135)            (3,384)          (6,739)
   Capital gain distributions from mutual funds             --                 --                 --               --
   Net change in unrealized appreciation
     (depreciation) of investments                       8,314              3,489              8,364            8,659
                                                       -------           --------           --------         --------
Increase (decrease) in net assets resulting from
  operations                                             8,969              3,379              6,113            1,854
                                                       -------           --------           --------         --------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                               --                 --                 --               --
   Administrative charges                                  (50)               (11)               (14)             (12)
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                  52,380                 --                 (3)              --
   Mortality reserve transfers                              --                 --                 --               --
   Contract withdrawals                                     --            (10,052)           (12,536)         (10,176)
   Surrender charges                                        --                 --                 --               --
   Death benefits                                           --                 --                 --               --
   Annuity payments                                         --                 --                 --               --
                                                       -------           --------           --------         --------
Increase (decrease) in net assets resulting from
  principal transactions                                52,330            (10,063)           (12,553)         (10,188)
                                                       -------           --------           --------         --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 61,299             (6,684)            (6,440)          (8,334)
NET ASSETS:
   Beginning of year                                    34,010             14,059             16,294           15,839
                                                       -------           --------           --------         --------
   End of year                                         $95,309           $  7,375           $  9,854         $  7,505
                                                       =======           ========           ========         ========
For the Year Ended December 31, 2008
OPERATIONS:
   Net investment income (loss)                        $   310           $   (211)          $  1,721         $    (30)
   Net realized gain (loss) on investments                  55                 52             (4,431)            (139)
   Capital gain distributions from mutual funds            154                 --                 --              457
   Net change in unrealized appreciation
     (depreciation) of investments                      (9,314)           (12,158)            (6,005)         (10,681)
                                                       -------           --------           --------         --------
Increase (decrease) in net assets resulting from
  operations                                            (8,795)           (12,317)            (8,715)         (10,393)
                                                       -------           --------           --------         --------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                               --                 --                 --               --
   Administrative charges                                  (39)               (21)               (22)             (21)
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                      (1)                 4              1,989                1
   Mortality reserve transfers                              --                 --                 --               --
   Contract withdrawals                                     --                 --               (297)              --
   Surrender charges                                        --                 --                 --               --
   Death benefits                                           --                 --                 --               --
   Annuity payments                                         --                 --                 --               --
                                                       -------           --------           --------         --------
Increase (decrease) in net assets resulting from
  principal transactions                                   (40)               (17)             1,670              (20)
                                                       -------           --------           --------         --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 (8,835)           (12,334)            (7,045)         (10,413)
NET ASSETS:
   Beginning of year                                    42,845             26,393             23,339           26,252
                                                       -------           --------           --------         --------
   End of year                                         $34,010           $ 14,059           $ 16,294         $ 15,839
                                                       =======           ========           ========         ========

                            See accompanying notes.

                                   VA A - 13

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2009 and 2008

                                                                               Sub-accounts
                                                   -------------------------------------------------------------------
                                                    BlackRock   BlackRock Utilities
                                                   Total Return         and           Delaware VIP    Delaware VIP Cash
                                                   V.I. Fund -  Telecommunications  Balanced Series - Reserve Series -
                                                     Class I    V.I. Fund - Class I  Standard Class    Standard Class
                                                   ------------ ------------------- ----------------- -----------------
For the Year Ended December 31, 2009
OPERATIONS:
   Net investment income (loss)                      $  2,642         $   564           $     --          $ (1,214)
   Net realized gain (loss) on investments                (68)              5                 --                --
   Capital gain distributions from mutual funds           277              --                 --                --
   Net change in unrealized appreciation
     (depreciation) of investments                      5,841           3,553                 --                --
                                                     --------         -------           --------          --------
Increase (decrease) in net assets resulting from
  operations                                            8,692           4,122                 --            (1,214)
                                                     --------         -------           --------          --------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                              --              --                 --                --
   Administrative charges                                 (58)            (13)                --               (35)
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                     (7)         52,383                 --                --
   Mortality reserve transfers                             --              --                 --                --
   Contract withdrawals                                    --              --                 --                --
   Surrender charges                                       --              --                 --                --
   Death benefits                                          --              --                 --                --
   Annuity payments                                        --              --                 --                --
                                                     --------         -------           --------          --------
Increase (decrease) in net assets resulting from
  principal transactions                                  (65)         52,370                 --               (35)
                                                     --------         -------           --------          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 8,627          56,492                 --            (1,249)
NET ASSETS:
   Beginning of year                                   53,654              --                 --           123,314
                                                     --------         -------           --------          --------
   End of year                                       $ 62,281         $56,492           $     --          $122,065
                                                     ========         =======           ========          ========
For the Year Ended December 31, 2008
OPERATIONS:
   Net investment income (loss)                      $  2,416         $    --           $    348          $  1,021
   Net realized gain (loss) on investments               (284)             --             (2,244)               --
   Capital gain distributions from mutual funds           124              --                 --                --
   Net change in unrealized appreciation
     (depreciation) of investments                    (11,093)             --             (1,230)               --
                                                     --------         -------           --------          --------
Increase (decrease) in net assets resulting from
  operations                                           (8,837)             --             (3,126)            1,021
                                                     --------         -------           --------          --------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                              --              --                 --                --
   Administrative charges                                 (59)             --                (39)              (34)
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                 (7,162)             --                  1                (1)
   Mortality reserve transfers                             --              --                 --                --
   Contract withdrawals                                (1,081)             --            (10,256)               --
   Surrender charges                                       --              --                 --                --
   Death benefits                                          --              --                 --                --
   Annuity payments                                        --              --                 --                --
                                                     --------         -------           --------          --------
Increase (decrease) in net assets resulting from
  principal transactions                               (8,302)             --            (10,294)              (35)
                                                     --------         -------           --------          --------
TOTAL INCREASE (DECREASE) IN NET ASSETS               (17,139)             --            (13,420)              986
NET ASSETS:
   Beginning of year                                   70,793              --             13,420           122,328
                                                     --------         -------           --------          --------
   End of year                                       $ 53,654         $    --           $     --          $123,314
                                                     ========         =======           ========          ========

                            See accompanying notes.

                                   VA A - 14

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2009 and 2008

                                                                                Sub-accounts
                                                   ----------------------------------------------------------------------
                                                                                             Delaware VIP
                                                                                             Limited-Term
                                                    Delaware VIP Growth   Delaware VIP High   Diversified    Delaware VIP
                                                   Opportunities Series -  Yield Series -   Income Series - Value Series -
                                                       Standard Class      Standard Class   Standard Class  Standard Class
                                                   ---------------------- ----------------- --------------- --------------
For the Year Ended December 31, 2009
OPERATIONS:
   Net investment income (loss)                          $  (4,153)           $  1,256         $    717       $   16,878
   Net realized gain (loss) on investments                 (43,459)             (2,611)            (973)         (51,653)
   Capital gain distributions from mutual funds                 --                  --               --               --
   Net change in unrealized appreciation
     (depreciation) of investments                         161,088              11,155            3,490          152,553
                                                         ---------            --------         --------       ----------
Increase (decrease) in net assets resulting from
  operations                                               113,476               9,800            3,234          117,778
                                                         ---------            --------         --------       ----------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                   --                  --               --               --
   Administrative charges                                     (331)                (27)             (19)            (548)
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                     149,986                  (5)              (2)        (150,006)
   Mortality reserve transfers                                  --                  --               --               --
   Contract withdrawals                                    (70,828)            (14,270)         (14,842)         (59,509)
   Surrender charges                                            --                  --               --               --
   Death benefits                                               --                  --               --               --
   Annuity payments                                             --                  --               --               --
                                                         ---------            --------         --------       ----------
Increase (decrease) in net assets resulting from
  principal transactions                                    78,827             (14,302)         (14,863)        (210,063)
                                                         ---------            --------         --------       ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    192,303              (4,502)         (11,629)         (92,285)
NET ASSETS:
   Beginning of year                                       287,347              30,412           39,239          873,061
                                                         ---------            --------         --------       ----------
   End of year                                           $ 479,650            $ 25,910         $ 27,610       $  780,776
                                                         =========            ========         ========       ==========
For the Year Ended December 31, 2008
OPERATIONS:
   Net investment income (loss)                          $  (5,630)           $  2,816         $  1,552       $   18,321
   Net realized gain (loss) on investments                 (12,093)               (737)            (450)           2,520
   Capital gain distributions from mutual funds             56,534                  --               --           92,621
   Net change in unrealized appreciation
     (depreciation) of investments                        (259,215)            (12,280)          (1,832)        (577,452)
                                                         ---------            --------         --------       ----------
Increase (decrease) in net assets resulting from
  operations                                              (220,404)            (10,201)            (730)        (463,990)
                                                         ---------            --------         --------       ----------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                   --                  --               --               --
   Administrative charges                                     (450)                (39)             (33)            (576)
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                          21                   5               --               22
   Mortality reserve transfers                                  --                  --               --               --
   Contract withdrawals                                    (63,637)               (718)          (5,874)         (43,987)
   Surrender charges                                            --                  --               --               --
   Death benefits                                               --                  --               --               --
   Annuity payments                                             --                  --               --               --
                                                         ---------            --------         --------       ----------
Increase (decrease) in net assets resulting from
  principal transactions                                   (64,066)               (752)          (5,907)         (44,541)
                                                         ---------            --------         --------       ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   (284,470)            (10,953)          (6,637)        (508,531)
NET ASSETS:
   Beginning of year                                       571,817              41,365           45,876        1,381,592
                                                         ---------            --------         --------       ----------
   End of year                                           $ 287,347            $ 30,412         $ 39,239       $  873,061
                                                         =========            ========         ========       ==========

                            See accompanying notes.

                                   VA A - 15

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2009 and 2008

                                                                           Sub-accounts
                                         -------------------------------------------------------------------------------
                                           Dreyfus Stock    Fidelity VIP Asset       Fidelity VIP         Fidelity VIP
                                         Index Fund, Inc. - Manager Portfolio - Contrafund Portfolio - Growth Portfolio -
                                           Initial Shares      Initial Class        Initial Class        Initial Class
                                         ------------------ ------------------- ---------------------- ------------------
For the Year Ended December 31, 2009
OPERATIONS:
   Net investment income (loss)              $    4,129          $   2,594            $    (376)           $   (6,766)
   Net realized gain (loss) on
     investments                                (41,927)            (4,328)             (27,756)              (99,219)
   Capital gain distributions from
     mutual funds                                39,406                439                   87                   591
   Net change in unrealized
     appreciation (depreciation) of
     investments                                132,606             65,639              122,258               267,570
                                             ----------          ---------            ---------            ----------
Increase (decrease) in net assets
  resulting from operations                     134,214             64,344               94,213               162,176
                                             ----------          ---------            ---------            ----------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                       640                 --                   --                   480
   Administrative charges                          (835)              (310)                (690)               (1,075)
   Net transfers from (to) other
     Sub-accounts or fixed rate option           (1,251)               (10)                (257)               (2,752)
   Mortality reserve transfers                       --                 --                   --                    --
   Contract withdrawals                         (72,033)           (18,029)             (85,550)             (104,263)
   Surrender charges                                (32)                --                   --                   (22)
   Death benefits                                (7,064)                --                   --                (4,633)
   Annuity payments                                 (99)                --                   --                   (90)
                                             ----------          ---------            ---------            ----------
Increase (decrease) in net assets
  resulting from principal transactions         (80,674)           (18,349)             (86,497)             (112,355)
                                             ----------          ---------            ---------            ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS          53,540             45,995                7,716                49,821
NET ASSETS:
   Beginning of year                            608,660            245,876              353,763               705,925
                                             ----------          ---------            ---------            ----------
   End of year                               $  662,200          $ 291,871            $ 361,479            $  755,746
                                             ==========          =========            =========            ==========
For the Year Ended December 31, 2008
OPERATIONS:
   Net investment income (loss)              $    5,911          $   3,519            $  (2,263)           $   (6,675)
   Net realized gain (loss) on
     investments                                  1,254            (10,292)              (8,535)              (20,991)
   Capital gain distributions from
     mutual funds                                    --             37,731               15,435                    --
   Net change in unrealized
     appreciation (depreciation) of
     investments                               (392,426)          (141,774)            (286,417)             (641,079)
                                             ----------          ---------            ---------            ----------
Increase (decrease) in net assets
  resulting from operations                    (385,261)          (110,816)            (281,780)             (668,745)
                                             ----------          ---------            ---------            ----------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                       960                 --                2,000                 2,720
   Administrative charges                          (997)              (365)                (771)               (1,309)
   Net transfers from (to) other
     Sub-accounts or fixed rate option             (857)           (35,862)             (14,552)              (17,380)
   Mortality reserve transfers                       --                 --                   --                    --
   Contract withdrawals                         (88,102)           (22,022)             (14,826)              (70,555)
   Surrender charges                               (433)                --                  (37)                 (310)
   Death benefits                                (9,629)                --                   --                (8,038)
   Annuity payments                                  --                 --                   --                    --
                                             ----------          ---------            ---------            ----------
Increase (decrease) in net assets
  resulting from principal transactions         (99,058)           (58,249)             (28,186)              (94,872)
                                             ----------          ---------            ---------            ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS        (484,319)          (169,065)            (309,966)             (763,617)
NET ASSETS:
   Beginning of year                          1,092,979            414,941              663,729             1,469,542
                                             ----------          ---------            ---------            ----------
   End of year                               $  608,660          $ 245,876            $ 353,763            $  705,925
                                             ==========          =========            =========            ==========

                            See accompanying notes.

                                   VA A - 16

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2009 and 2008

                                                                                  Sub-accounts
                                                   --------------------------------------------------------------------------
                                                                        Fidelity VIP
                                                   Fidelity VIP High  Investment Grade Fidelity VIP Money     Fidelity VIP
                                                   Income Portfolio - Bond Portfolio - Market Portfolio - Overseas Portfolio -
                                                     Initial Class     Initial Class     Initial Class       Initial Class
                                                   ------------------ ---------------- ------------------ --------------------
For the Year Ended December 31, 2009
OPERATIONS:
   Net investment income (loss)                         $  5,680          $  5,349          $ (2,092)           $    222
   Net realized gain (loss) on investments                (5,282)           (1,161)               --              (1,649)
   Capital gain distributions from mutual funds               --               280                --                  97
   Net change in unrealized appreciation
     (depreciation) of investments                        31,620             4,901                --               8,098
                                                        --------          --------          --------            --------
Increase (decrease) in net assets resulting from
  operations                                              32,018             9,369            (2,092)              6,768
                                                        --------          --------          --------            --------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                640                --                --                  --
   Administrative charges                                   (125)             (191)             (458)                (30)
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                    (3,828)           (4,443)           22,732                  (4)
   Mortality reserve transfers                                --                --                --                  --
   Contract withdrawals                                  (12,445)           (9,920)          (91,202)             (3,034)
   Surrender charges                                         (42)               --                --                  --
   Death benefits                                             --                --                --                  --
   Annuity payments                                           --                --                --                  --
                                                        --------          --------          --------            --------
Increase (decrease) in net assets resulting from
  principal transactions                                 (15,800)          (14,554)          (68,928)             (3,068)
                                                        --------          --------          --------            --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   16,218            (5,185)          (71,020)              3,700
NET ASSETS:
   Beginning of year                                      81,131            76,620           367,558              29,984
                                                        --------          --------          --------            --------
   End of year                                          $ 97,349          $ 71,435          $296,538            $ 33,684
                                                        ========          ========          ========            ========
For the Year Ended December 31, 2008
OPERATIONS:
   Net investment income (loss)                         $  7,694          $  2,852          $  5,526            $    549
   Net realized gain (loss) on investments                  (906)           (2,043)               --               2,595
   Capital gain distributions from mutual funds               --                83                --               5,255
   Net change in unrealized appreciation
     (depreciation) of investments                       (35,767)           (4,929)               --             (33,542)
                                                        --------          --------          --------            --------
Increase (decrease) in net assets resulting from
  operations                                             (28,979)           (4,037)            5,526             (25,143)
                                                        --------          --------          --------            --------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                960                --                --                  --
   Administrative charges                                   (120)             (207)             (445)                (40)
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                      (993)          (20,345)          186,931                   7
   Mortality reserve transfers                                --                --                --                  --
   Contract withdrawals                                   (2,598)          (32,752)          (65,849)            (12,448)
   Surrender charges                                          --              (272)               --                  --
   Death benefits                                             --                --                --                  --
   Annuity payments                                           --                --                --                  --
                                                        --------          --------          --------            --------
Increase (decrease) in net assets resulting from
  principal transactions                                  (2,751)          (53,576)          120,637             (12,481)
                                                        --------          --------          --------            --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (31,730)          (57,613)          126,163             (37,624)
NET ASSETS:
   Beginning of year                                     112,861           134,233           241,395              67,608
                                                        --------          --------          --------            --------
   End of year                                          $ 81,131          $ 76,620          $367,558            $ 29,984
                                                        ========          ========          ========            ========

                            See accompanying notes.

                                   VA A - 17

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2009 and 2008

                                                                                        Sub-accounts
                                                              ----------------------------------------------------------------
                                                                                     Van Eck
                                                                                    Worldwide       Van Eck
                                                                                     Emerging    Worldwide Hard    Vanguard
                                                              UBS U.S. Allocation Markets Fund - Assets Fund -  Dividend Growth
                                                                   Portfolio      Initial Class  Initial Class       Fund
                                                              ------------------- -------------- -------------- ---------------
For the Year Ended December 31, 2009
OPERATIONS:
   Net investment income (loss)                                    $  1,373          $   (186)      $   (857)       $   477
   Net realized gain (loss) on investments                          (10,024)             (301)           288           (108)
   Capital gain distributions from mutual funds                          --               937            365             --
   Net change in unrealized appreciation (depreciation) of
     investments                                                      7,871            10,274         32,599          4,359
                                                                   --------          --------       --------        -------
Increase (decrease) in net assets resulting from operations            (780)           10,724         32,395          4,728
                                                                   --------          --------       --------        -------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                            --                --             --             --
   Administrative charges                                                (9)              (20)           (36)            --
   Net transfers from (to) other Sub-accounts or fixed rate
     option                                                         (31,493)               (5)           (12)         4,059
   Mortality reserve transfers                                           --                --             --             --
   Contract withdrawals                                                (179)               --             --             --
   Surrender charges                                                     --                --             --             --
   Death benefits                                                        --                --             --             --
   Annuity payments                                                      --                --             --         (1,410)
                                                                   --------          --------       --------        -------
Increase (decrease) in net assets resulting from principal
  transactions                                                      (31,681)              (25)           (48)         2,649
                                                                   --------          --------       --------        -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             (32,461)           10,699         32,347          7,377
NET ASSETS:
   Beginning of year                                                 32,461             9,738         58,527         19,282
                                                                   --------          --------       --------        -------
   End of year                                                     $     --          $ 20,437       $ 90,874        $26,659
                                                                   ========          ========       ========        =======
For the Year Ended December 31, 2008
OPERATIONS:
   Net investment income (loss)                                    $    953          $   (277)      $ (1,118)       $   337
   Net realized gain (loss) on investments                           (2,015)             (170)           944            109
   Capital gain distributions from mutual funds                          --             9,817         15,921             --
   Net change in unrealized appreciation (depreciation) of
     investments                                                    (18,475)          (27,681)       (67,851)        (7,388)
                                                                   --------          --------       --------        -------
Increase (decrease) in net assets resulting from operations         (19,537)          (18,311)       (52,104)        (6,942)
                                                                   --------          --------       --------        -------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                            --                --             --             --
   Administrative charges                                              (100)              (25)           (57)            --
   Net transfers from (to) other Sub-accounts or fixed rate
     option                                                               6                 4              6             --
   Mortality reserve transfers                                           --                --             --             --
   Contract withdrawals                                             (10,638)               --           (298)            --
   Surrender charges                                                     --                --             --             --
   Death benefits                                                        --                --             --             --
   Annuity payments                                                      --                --             --         (1,449)
                                                                   --------          --------       --------        -------
Increase (decrease) in net assets resulting from principal
  transactions                                                      (10,732)              (21)          (349)        (1,449)
                                                                   --------          --------       --------        -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             (30,269)          (18,332)       (52,453)        (8,391)
NET ASSETS:
   Beginning of year                                                 62,730            28,070        110,980         27,673
                                                                   --------          --------       --------        -------
   End of year                                                     $ 32,461          $  9,738       $ 58,527        $19,282
                                                                   ========          ========       ========        =======

                            See accompanying notes.

                                   VA A - 18

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2009 and 2008

                                                                           Sub-accounts
                                                   ------------------------------------------------------------
                                                   Vanguard Inflation-    Vanguard   Vanguard VIF  Vanguard VIF
                                                   Protected Securities LifeStrategy   Balanced   Capital Growth
                                                           Fund         Income Fund   Portfolio     Portfolio
                                                   -------------------- ------------ ------------ --------------
For the Year Ended December 31, 2009
OPERATIONS:
   Net investment income (loss)                          $    498         $ 1,006     $   8,591      $     (4)
   Net realized gain (loss) on investments                     95            (296)       (5,972)         (227)
   Capital gain distributions from mutual funds                --              --            --           279
   Net change in unrealized appreciation
     (depreciation) of investments                          3,625           3,315        46,074         2,563
                                                         --------         -------     ---------      --------
Increase (decrease) in net assets resulting from
  operations                                                4,218           4,025        48,693         2,611
                                                         --------         -------     ---------      --------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                  --              --            --            --
   Administrative charges                                      --              --            --            --
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                         (1)             (1)        3,073        13,570
   Mortality reserve transfers                                 --              --            --            --
   Contract withdrawals                                        --              --            --            --
   Surrender charges                                           --              --            --            --
   Death benefits                                              --              --            --            --
   Annuity payments                                        (4,158)         (3,593)      (24,902)         (921)
                                                         --------         -------     ---------      --------
Increase (decrease) in net assets resulting from
  principal transactions                                   (4,159)         (3,594)      (21,829)       12,649
                                                         --------         -------     ---------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        59             431        26,864        15,260
NET ASSETS:
   Beginning of year                                       42,970          37,056       211,262         3,319
                                                         --------         -------     ---------      --------
   End of year                                           $ 43,029         $37,487     $ 238,126      $ 18,579
                                                         ========         =======     =========      ========
For the Year Ended December 31, 2008
OPERATIONS:
   Net investment income (loss)                          $  2,268         $ 1,436     $   8,100      $    319
   Net realized gain (loss) on investments                  1,415             (82)       (3,431)      (21,831)
   Capital gain distributions from mutual funds                --              --        12,900         2,325
   Net change in unrealized appreciation
     (depreciation) of investments                         (4,465)         (6,130)      (85,737)       (8,543)
                                                         --------         -------     ---------      --------
Increase (decrease) in net assets resulting from
  operations                                                 (782)         (4,776)      (68,168)      (27,730)
                                                         --------         -------     ---------      --------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                  --              --            --            --
   Administrative charges                                      --              --            --            --
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                          1               1         7,745       (32,081)
   Mortality reserve transfers                            (17,642)             --       (14,534)       (7,120)
   Contract withdrawals                                        --              --            --            --
   Surrender charges                                           --              --            --            --
   Death benefits                                              --              --            --            --
   Annuity payments                                        (4,889)         (3,852)      (25,846)       (7,637)
                                                         --------         -------     ---------      --------
Increase (decrease) in net assets resulting from
  principal transactions                                  (22,530)         (3,851)      (32,635)      (46,838)
                                                         --------         -------     ---------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   (23,312)         (8,627)     (100,803)      (74,568)
NET ASSETS:
   Beginning of year                                       66,282          45,683       312,065        77,887
                                                         --------         -------     ---------      --------
   End of year                                           $ 42,970         $37,056     $ 211,262      $  3,319
                                                         ========         =======     =========      ========

                            See accompanying notes.

                                   VA A - 19

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2009 and 2008

                                                                           Sub-accounts
                                                   ------------------------------------------------------------
                                                     Vanguard VIF    Vanguard VIF  Vanguard VIF
                                                   Diversified Value Equity Income Equity Index   Vanguard VIF
                                                       Portfolio       Portfolio    Portfolio   Growth Portfolio
                                                   ----------------- ------------- ------------ ----------------
For the Year Ended December 31, 2009
OPERATIONS:
   Net investment income (loss)                        $  1,166        $  2,016      $     --       $    (71)
   Net realized gain (loss) on investments               (4,159)         (4,436)           --           (741)
   Capital gain distributions from mutual funds              --             131            --             --
   Net change in unrealized appreciation
     (depreciation) of investments                       10,009           8,649            --         11,288
                                                       --------        --------      --------       --------
Increase (decrease) in net assets resulting from
  operations                                              7,016           6,360            --         10,476
                                                       --------        --------      --------       --------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                --              --            --             --
   Administrative charges                                    --              --            --             --
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                        3              (2)           --         22,692
   Mortality reserve transfers                               --              --            --             --
   Contract withdrawals                                      --              --            --             --
   Surrender charges                                         --              --            --             --
   Death benefits                                            --              --            --             --
   Annuity payments                                      (5,968)         (6,781)           --         (2,774)
                                                       --------        --------      --------       --------
Increase (decrease) in net assets resulting from
  principal transactions                                 (5,965)         (6,783)           --         19,918
                                                       --------        --------      --------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   1,051            (423)           --         30,394
NET ASSETS:
   Beginning of year                                     31,506          46,687            --          6,336
                                                       --------        --------      --------       --------
   End of year                                         $ 32,557        $ 46,264      $     --       $ 36,730
                                                       ========        ========      ========       ========
For the Year Ended December 31, 2008
OPERATIONS:
   Net investment income (loss)                        $    727        $  1,542      $    506       $    304
   Net realized gain (loss) on investments                1,121          (2,848)       (8,651)        (4,177)
   Capital gain distributions from mutual funds           1,905           4,571         1,061             --
   Net change in unrealized appreciation
     (depreciation) of investments                      (19,365)        (23,290)       (3,400)       (10,283)
                                                       --------        --------      --------       --------
Increase (decrease) in net assets resulting from
  operations                                            (15,612)        (20,025)      (10,484)       (14,156)
                                                       --------        --------      --------       --------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                --              --            --             --
   Administrative charges                                    --              --            --             --
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                  (15,521)         (8,231)       (7,531)       (33,713)
   Mortality reserve transfers                           (6,015)         (6,607)      (14,190)        (6,413)
   Contract withdrawals                                      --              --            --             --
   Surrender charges                                         --              --            --             --
   Death benefits                                            --              --            --             --
   Annuity payments                                      (3,894)         (5,252)       (2,518)        (4,455)
                                                       --------        --------      --------       --------
Increase (decrease) in net assets resulting from
  principal transactions                                (25,430)        (20,090)      (24,239)       (44,581)
                                                       --------        --------      --------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 (41,042)        (40,115)      (34,723)       (58,737)
NET ASSETS:
   Beginning of year                                     72,548          86,802        34,723         65,073
                                                       --------        --------      --------       --------
   End of year                                         $ 31,506        $ 46,687      $     --       $  6,336
                                                       ========        ========      ========       ========

                            See accompanying notes.

                                   VA A - 20

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2009 and 2008

                                                                                               Sub-accounts
                                                                         -------------------------------------------------------
                                                                          Vanguard VIF   Vanguard VIF  Vanguard VIF  Vanguard VIF
                                                                         High Yield Bond International Mid-Cap Index Money Market
                                                                            Portfolio      Portfolio     Portfolio    Portfolio
                                                                         --------------- ------------- ------------- ------------
For the Year Ended December 31, 2009
OPERATIONS:
   Net investment income (loss)                                             $    755       $     972     $    133      $     41
   Net realized gain (loss) on investments                                    (1,059)         (2,797)      (3,212)           --
   Capital gain distributions from mutual funds                                   --              --          839            --
   Net change in unrealized appreciation (depreciation) of investments         9,067          20,157       19,120            --
                                                                            --------       ---------     --------      --------
Increase (decrease) in net assets resulting from operations                    8,763          18,332       16,880            41
                                                                            --------       ---------     --------      --------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                                     --              --           --            --
   Administrative charges                                                         --              --           --            --
   Net transfers from (to) other Sub-accounts or fixed rate option            17,631          22,999       21,174       (23,347)
   Mortality reserve transfers                                                    --              --           --            --
   Contract withdrawals                                                           --              --           --            --
   Surrender charges                                                              --              --           --            --
   Death benefits                                                                 --              --           --            --
   Annuity payments                                                           (3,995)         (5,191)      (6,030)       (2,684)
                                                                            --------       ---------     --------      --------
Increase (decrease) in net assets resulting from principal transactions       13,636          17,808       15,144       (26,031)
                                                                            --------       ---------     --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       22,399          36,140       32,024       (25,990)
NET ASSETS:
   Beginning of year                                                           9,913          28,175       18,075        40,273
                                                                            --------       ---------     --------      --------
   End of year                                                              $ 32,312       $  64,315     $ 50,099      $ 14,283
                                                                            ========       =========     ========      ========
For the Year Ended December 31, 2008
OPERATIONS:
   Net investment income (loss)                                             $  1,742       $   3,197     $    522      $    612
   Net realized gain (loss) on investments                                    (3,579)        (10,964)     (18,224)           --
   Capital gain distributions from mutual funds                                   --          13,458        6,636            --
   Net change in unrealized appreciation (depreciation) of investments        (3,306)        (62,006)     (13,059)           --
                                                                            --------       ---------     --------      --------
Increase (decrease) in net assets resulting from operations                   (5,143)        (56,315)     (24,125)          612
                                                                            --------       ---------     --------      --------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                                     --              --           --            --
   Administrative charges                                                         --              --           --            --
   Net transfers from (to) other Sub-accounts or fixed rate option                --         (35,226)       1,153        31,999
   Mortality reserve transfers                                                (7,314)        (11,163)     (10,871)      (16,417)
   Contract withdrawals                                                           --              --           --            --
   Surrender charges                                                              --              --           --            --
   Death benefits                                                                 --              --           --            --
   Annuity payments                                                           (2,597)        (12,455)      (5,255)       (2,539)
                                                                            --------       ---------     --------      --------
Increase (decrease) in net assets resulting from principal transactions       (9,911)        (58,844)     (14,973)       13,043
                                                                            --------       ---------     --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (15,054)       (115,159)     (39,098)       13,655
NET ASSETS:
   Beginning of year                                                          24,967         143,334       57,173        26,618
                                                                            --------       ---------     --------      --------
   End of year                                                              $  9,913       $  28,175     $ 18,075      $ 40,273
                                                                            ========       =========     ========      ========

                            See accompanying notes.

                                   VA A - 21

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2009 and 2008

                                                                             Sub-accounts
                                                   ---------------------------------------------------------------
                                                                 Vanguard VIF
                                                   Vanguard VIF   Short-Term      Vanguard VIF   Vanguard VIF Total
                                                    REIT Index    Investment-    Small Company   Bond Market Index
                                                    Portfolio   Grade Portfolio Growth Portfolio     Portfolio
                                                   ------------ --------------- ---------------- ------------------
For the Year Ended December 31, 2009
OPERATIONS:
   Net investment income (loss)                      $    622       $ 2,672         $     29         $  10,404
   Net realized gain (loss) on investments             (5,561)          420             (268)              157
   Capital gain distributions from mutual funds           901           361               --                --
   Net change in unrealized appreciation
     (depreciation) of investments                      5,825         3,737            3,235            (2,470)
                                                     --------       -------         --------         ---------
Increase (decrease) in net assets resulting from
  operations                                            1,787         7,190            2,996             8,091
                                                     --------       -------         --------         ---------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                              --            --               --                --
   Administrative charges                                  --            --               --                --
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                 (4,063)       46,854            6,789           (91,469)
   Mortality reserve transfers                             --            --               --                --
   Contract withdrawals                                    --            --               --                --
   Surrender charges                                       --            --               --                --
   Death benefits                                          --            --               --                --
   Annuity payments                                      (926)       (9,881)            (970)          (20,054)
                                                     --------       -------         --------         ---------
Increase (decrease) in net assets resulting from
  principal transactions                               (4,989)       36,973            5,819          (111,523)
                                                     --------       -------         --------         ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                (3,202)       44,163            8,815          (103,432)
NET ASSETS:
   Beginning of year                                   14,069        19,068            6,386           239,783
                                                     --------       -------         --------         ---------
   End of year                                       $ 10,867       $63,231         $ 15,201         $ 136,351
                                                     ========       =======         ========         =========
For the Year Ended December 31, 2008
OPERATIONS:
   Net investment income (loss)                      $  1,728       $   124         $     98         $   5,885
   Net realized gain (loss) on investments            (53,082)       (1,319)         (27,949)             (171)
   Capital gain distributions from mutual funds        20,726            --            5,295                --
   Net change in unrealized appreciation
     (depreciation) of investments                      1,480            54           (3,349)            1,699
                                                     --------       -------         --------         ---------
Increase (decrease) in net assets resulting from
  operations                                          (29,148)       (1,141)         (25,905)            7,413
                                                     --------       -------         --------         ---------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                              --            --               --                --
   Administrative charges                                  --            --               --                --
   Net transfers from (to) other Sub-accounts or
     fixed rate option                                 (7,102)       17,380          (13,816)          109,845
   Mortality reserve transfers                         (9,829)           --          (11,492)          (19,552)
   Contract withdrawals                                    --            --               --                --
   Surrender charges                                       --            --               --                --
   Death benefits                                          --            --               --                --
   Annuity payments                                    (5,805)       (1,545)          (5,209)          (14,446)
                                                     --------       -------         --------         ---------
Increase (decrease) in net assets resulting from
  principal transactions                              (22,736)       15,835          (30,517)           75,847
                                                     --------       -------         --------         ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS               (51,884)       14,694          (56,422)           83,260
NET ASSETS:
   Beginning of year                                   65,953         4,374           62,808           156,523
                                                     --------       -------         --------         ---------
   End of year                                       $ 14,069       $19,068         $  6,386         $ 239,783
                                                     ========       =======         ========         =========

                            See accompanying notes.

                                   VA A - 22

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
For the Years Ended December 31, 2009 and 2008

                                                                         Sub-accounts
                                                                         ------------
                                                                         Vanguard VIF
                                                                         Total Stock
                                                                         Market Index
                                                                          Portfolio
                                                                         ------------
For the Year Ended December 31, 2009
OPERATIONS:
   Net investment income (loss)                                           $     415
   Net realized gain (loss) on investments                                  (40,279)
   Capital gain distributions from mutual funds                               1,260
   Net change in unrealized appreciation (depreciation) of investments       39,368
                                                                          ---------
Increase (decrease) in net assets resulting from operations                     764
                                                                          ---------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                                    --
   Administrative charges                                                        --
   Net transfers from (to) other Sub-accounts or fixed rate option          (40,073)
   Mortality reserve transfers                                                   --
   Contract withdrawals                                                          --
   Surrender charges                                                             --
   Death benefits                                                                --
   Annuity payments                                                          (3,532)
                                                                          ---------
Increase (decrease) in net assets resulting from principal transactions     (43,605)
                                                                          ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     (42,841)
NET ASSETS:
   Beginning of year                                                         85,762
                                                                          ---------
   End of year                                                            $  42,921
                                                                          =========
For the Year Ended December 31, 2008
OPERATIONS:
   Net investment income (loss)                                           $   1,749
   Net realized gain (loss) on investments                                  (10,778)
   Capital gain distributions from mutual funds                               9,780
   Net change in unrealized appreciation (depreciation) of investments      (74,552)
                                                                          ---------
Increase (decrease) in net assets resulting from operations                 (73,801)
                                                                          ---------
PRINCIPAL TRANSACTIONS:
   Contract purchase payments                                                    --
   Administrative charges                                                        --
   Net transfers from (to) other Sub-accounts or fixed rate option          (15,594)
   Mortality reserve transfers                                              (12,052)
   Contract withdrawals                                                          --
   Surrender charges                                                             --
   Death benefits                                                                --
   Annuity payments                                                         (17,886)
                                                                          ---------
Increase (decrease) in net assets resulting from principal transactions     (45,532)
                                                                          ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    (119,333)
NET ASSETS:
   Beginning of year                                                        205,095
                                                                          ---------
   End of year                                                            $  85,762
                                                                          =========

                            See accompanying notes.

                                   VA A - 23

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

Note A - Organization

Variable Account A (the "Account") was established by American International Life Assurance Company of New York (the "Company") on June 5, 1986, to fund individual single purchase payment deferred variable annuity contracts, individual flexible premium deferred variable annuity contracts and group flexible premium deferred variable annuity contracts (the "contracts") issued by the Company. New contracts for the following products are available for sale by the Account: Group Immediate Variable Annuity ("GIVA") and Vanguard Lifetime Income Program Group Immediate Variable Annuity ("Vanguard SPIA"). New contracts for the following products are no longer available for sale by the
Account: Ovation, Ovation Plus, Ovation Advisor, Gallery, Variable Annuity, Paradigm, Trilogy, and Profile. The Company is an indirect, wholly-owned subsidiary of American International Group, Inc. The Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

The Account is divided into "Sub-accounts" that invest in independently managed mutual fund portfolios ("Funds"). The Funds available to contract owners through the various Sub-accounts are as follows:

                  AIM Variable Insurance Funds ("AIM V.I."):
                 AIM V.I. Capital Appreciation Fund - Series I
                 AIM V.I. International Growth Fund - Series I

 AllianceBernstein Variable Products Series Fund, Inc. ("AllianceBernstein"):
     AllianceBernstein Americas Government Income Portfolio - Class A (2)
           AllianceBernstein Balanced Shares Portfolio - Class A (6)
      AllianceBernstein Balanced Wealth Strategy Portfolio - Class A (6)
             AllianceBernstein Global Bond Portfolio - Class A (2)
      AllianceBernstein Global Dollar Government Portfolio - Class A (2)
       AllianceBernstein Global Thematic Growth Portfolio - Class A (11)
       AllianceBernstein Global Thematic Growth Portfolio - Class B (11)
            AllianceBernstein Growth and Income Portfolio - Class A AllianceBernstein Growth and Income Portfolio - Class B
                 AllianceBernstein Growth Portfolio - Class A
                 AllianceBernstein Growth Portfolio - Class B
             AllianceBernstein High Yield Portfolio - Class A (2)
        AllianceBernstein Intermediate Bond Portfolio - Class A (2) (3)
          AllianceBernstein Intermediate Bond Portfolio - Class B (3)
          AllianceBernstein International Growth Portfolio - Class A
           AllianceBernstein International Value Portfolio - Class A
            AllianceBernstein Large Cap Growth Portfolio - Class A
            AllianceBernstein Large Cap Growth Portfolio - Class B
              AllianceBernstein Money Market Portfolio - Class A
              AllianceBernstein Money Market Portfolio - Class B
         AllianceBernstein Real Estate Investment Portfolio - Class A
            AllianceBernstein Small Cap Growth Portfolio - Class A
           AllianceBernstein Small/Mid Cap Value Portfolio - Class A
           AllianceBernstein Utility Income Portfolio - Class A (13)
                  AllianceBernstein Value Portfolio - Class B

                              American Funds(R):
                      American Funds(R) AMCAP Fund(R) (1)
              American Funds(R) The Bond Fund of America/SM/ (1)
        American Funds(R) Capital World Growth and Income Fund/SM/ (1)
               American Funds(R) EuroPacific Growth Fund(R) (1)

                                   VA A - 24

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note A - Organization - Continued


                        American Funds(R): - continued
          American Funds(R) The Investment Company of America(R) (1)
                 American Funds(R) The New Economy Fund(R) (1)
                 American Funds(R) SMALLCAP World Fund(R) (1)
          American Funds(R) Washington Mutual Investors Fund/SM/ (1)

             BlackRock Variable Series Funds, Inc. ("BlackRock"):
                   BlackRock Basic Value V.I. Fund - Class I
                BlackRock Global Allocation V.I. Fund - Class I
                  BlackRock Global Growth V.I. Fund - Class I
                   BlackRock High Income V.I. Fund - Class I
             BlackRock International Value V.I. Fund - Class I (1)
                 BlackRock Large Cap Core V.I. Fund - Class I
              BlackRock Large Cap Growth V.I. Fund - Class I (1)
                BlackRock Money Market V.I. Fund - Class I (1)
                  BlackRock Total Return V.I. Fund - Class I
        BlackRock Utilities and Telecommunications V.I. Fund - Class I
             BlackRock Value Opportunities V.I. Fund - Class I (1)

                     Delaware VIP Trust ("Delaware VIP"):
              Delaware VIP Balanced Series - Standard Class (12)
               Delaware VIP Cash Reserve Series - Standard Class
           Delaware VIP Growth Opportunities Series - Standard Class
                Delaware VIP High Yield Series - Standard Class
   Delaware VIP Limited-Term Diversified Income Series - Standard Class (9)
                  Delaware VIP Value Series - Standard Class

                Dreyfus Stock Index Fund, Inc. - Initial Shares

           Fidelity(R) Variable Insurance Products ("Fidelity VIP"):
          Fidelity(R) VIP Asset Manager/SM/ Portfolio - Initial Class
            Fidelity(R) VIP Contrafund(R) Portfolio - Initial Class
               Fidelity(R) VIP Growth Portfolio - Initial Class
             Fidelity(R) VIP High Income Portfolio - Initial Class
        Fidelity(R) VIP Investment Grade Bond Portfolio - Initial Class
            Fidelity(R) VIP Money Market Portfolio - Initial Class
              Fidelity(R) VIP Overseas Portfolio - Initial Class

              Franklin(R) Templeton(R) Investments ("Franklin"):
             Franklin Gold and Precious Metals Fund - Class A (1) Franklin Mutual Financial Services Fund - Class A (1)
                 Franklin Templeton Foreign Fund - Class A (1)

          Lincoln Variable Insurance Products Trust ("Lincoln VIP"):
   Lincoln VIP Delaware Foundation Moderate Allocation Fund - Standard Class
                                   (1) (12)

                         MFS(R) Mutual Funds ("MFS"):
                     MFS(R) Growth Fund - Class A (1) (4)
                    MFS(R) New Discovery Fund - Class A (1)

                                   VA A - 25

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note A - Organization - Continued


                   MFS(R) Mutual Funds ("MFS"): - continued
                      MFS(R) Research Fund - Class A (1)

                     OppenheimerFunds(R) ("Oppenheimer"):
               Oppenheimer International Bond Fund - Class A (1)
                Oppenheimer Strategic Income Fund - Class A (1)

                              Putnam Investments:
                Putnam Discovery Growth Fund - Class A (1) (7)
               Putnam Global Health Care Fund - Class A (1) (8)
         Putnam International Capital Opportunities Fund - Class A (1)
                       Putnam Voyager Fund - Class A (1)
              The Putnam Fund for Growth and Income - Class A (1)

                           UBS Series Trust ("UBS"):
                      UBS U.S. Allocation Portfolio (10)

               The Universal Institutional Funds, Inc. ("UIF"):
             UIF Capital Growth Portfolio - Class I Shares (1) (5)
           UIF Core Plus Fixed Income Portfolio - Class I Shares (1)
            UIF International Magnum Portfolio - Class I Shares (1)
               UIF Mid Cap Growth Portfolio - Class I Shares (1)
                   UIF Value Portfolio - Class I Shares (1)

                Van Eck Worldwide Insurance Trust ("Van Eck"):
            Van Eck Worldwide Emerging Markets Fund - Initial Class
              Van Eck Worldwide Hard Assets Fund - Initial Class

                    The Vanguard Group(R) ("Vanguard(R)"):
                        Vanguard(R) 500 Index Fund (1)
                       Vanguard(R) Dividend Growth Fund
                           Vanguard(R) GNMA Fund (1)
                       Vanguard(R) Health Care Fund (1)
                Vanguard(R) Inflation-Protected Securities Fund
                   Vanguard(R) International Growth Fund (1)
           Vanguard(R) LifeStrategy(R) Conservative Growth Fund (1)
                  Vanguard(R) LifeStrategy(R) Growth Fund (1)
                    Vanguard(R) LifeStrategy(R) Income Fund
             Vanguard(R) LifeStrategy(R) Moderate Growth Fund (1)
                    Vanguard(R) Prime Money Market Fund (1)
                         Vanguard(R) PRIMECAP Fund (1)
                  Vanguard(R) Small-Cap Growth Index Fund (1)
                  Vanguard(R) Small-Cap Value Index Fund (1)
                 Vanguard(R) Total Bond Market Index Fund (1)
             Vanguard(R) Total International Stock Index Fund (1)
                       Vanguard(R) U.S. Growth Fund (1)
                      Vanguard(R) Wellington(TM) Fund (1)
                       Vanguard(R) Windsor(TM) Fund (1)

                                   VA A - 26

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note A - Organization - Continued


             Vanguard(R) Variable Insurance Fund ("Vanguard VIF"):
                      Vanguard(R) VIF Balanced Portfolio
                   Vanguard(R) VIF Capital Growth Portfolio
                  Vanguard(R) VIF Diversified Value Portfolio
                    Vanguard(R) VIF Equity Income Portfolio
                    Vanguard(R) VIF Equity Index Portfolio
                       Vanguard(R) VIF Growth Portfolio
                   Vanguard(R) VIF High Yield Bond Portfolio
                    Vanguard(R) VIF International Portfolio
                    Vanguard(R) VIF Mid-Cap Index Portfolio
                    Vanguard(R) VIF Money Market Portfolio
                     Vanguard(R) VIF REIT Index Portfolio
             Vanguard(R) VIF Short-Term Investment-Grade Portfolio
                Vanguard(R) VIF Small Company Growth Portfolio
               Vanguard(R) VIF Total Bond Market Index Portfolio
              Vanguard(R) VIF Total Stock Market Index Portfolio

(1) Sub-accounts had no activity.

(2) Effective April 25, 2008, AllianceBernstein Americas Government Income Portfolio - Class A, AllianceBernstein Global Bond Portfolio - Class A, AllianceBernstein Global Dollar Government Portfolio - Class A, and AllianceBernstein High Yield Portfolio - Class A were acquired by AllianceBernstein U.S. Government/High Grade Securities Portfolio - Class A.

(3) Effective April 25, 2008, AllianceBernstein U.S. Government/High Grade Securities Portfolio - Class A and AllianceBernstein U.S. Government/High Grade Securities Portfolio - Class B changed their names to
    AllianceBernstein Intermediate Bond Portfolio - Class A and
    AllianceBernstein Intermediate Bond Portfolio - Class B, respectively.

(4) Effective May 1, 2008, MFS Emerging Growth Fund - Class A changed its name to MFS Growth Fund - Class A.

(5) Effective May 1, 2008, UIF Equity Growth Portfolio - Class I Shares changed its name to UIF Capital Growth Portfolio - Class I Shares.

(6) Effective September 26, 2008, AllianceBernstein Balanced Shares Portfolio was acquired by AllianceBernstein Balanced Wealth Strategy Portfolio.

(7) Effective December 8, 2008, Putnam Discovery Growth Fund is no longer offered as an investment option under the GIVA contract.

(8) Effective January 2, 2009, Putnam Health Sciences Trust - Class A changed its name to Putnam Global Health Care Fund - Class A.

(9) Effective April 15, 2009, Delaware VIP Capital Reserves Series - Standard Class changed its name to Delaware VIP Limited-Term Diversified Income Series - Standard Class.

(10)Effective April 24, 2009, UBS U.S. Allocation Portfolio was closed and liquidated.

(11)Effective May 1, 2009, AllianceBernstein Global Technology Portfolio - Class A and AllianceBernstein Global Technology Portfolio - Class B changed their names to AllianceBernstein Global Thematic Growth Portfolio - Class A and AllianceBernstein Global Thematic Growth Portfolio - Class B, respectively.

(12)Effective June 12, 2009, Delaware VIP Balanced Series - Standard Class was acquired by Lincoln VIP Delaware Foundation Moderate Allocation Fund - Standard Class.

(13)Effective September 25, 2009, AllianceBernstein Utility Income Portfolio - Class A was closed and liquidated.

In addition to the Sub-accounts above, contract owners may allocate contract funds to a fixed account that is part of the Company's general account. Contract owners should refer to the prospectus and prospectus supplements for a complete description of the available Funds and the fixed account.

The assets of the Account are segregated from the Company's other assets. The operations of the Account are part of the Company.

                                   VA A - 27

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note A - Organization - Continued


Net purchases from the contracts are allocated to the Sub-accounts and invested in the Funds in accordance with contract owner instructions. The purchases are recorded as principal transactions in the Statement of Changes in Net Assets.

Note B - Summary of Significant Accounting Policies and Basis of Presentation

The accompanying financial statements of the Account have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The accounting principles followed by the Account and the methods of applying those principles are presented below.

Recent Accounting Pronouncements - In June 2009, the FASB issued the FASB Accounting Standards Codification (Codification). The Codification will become the single source for all authoritative GAAP recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and will not have an affect on the Statement of Assets and Liabilities, Schedule of Portfolio Investments, Statement of Operations, and Statement of Changes in Net Assets.

Fair Value Measurements - In September 2006, the FASB issued an accounting standard that defined fair value, established a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but did not change existing guidance about whether an asset or liability is carried at fair value. The Company adopted the standard on January 1, 2008, its required effective date. Since that date, assets and liabilities recorded at fair value in the Separate Account balance sheet are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1 - Fair value measurements determined by quoted prices in active markets for identical investments. The Account does not adjust the quoted price for such instruments. Level 1 assets and liabilities include government and agency securities, actively traded listed common stocks, most separate account assets and most mutual funds.

Level 2 - Fair value measurements based on observable inputs other than quoted prices included in Level 1, inputs such as quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc. Level 2 assets and liabilities typically include certain government securities, most investment-grade and high-yield corporate bonds, certain asset backed securities, certain listed equities, state, municipal and provincial obligations, hybrid securities, mutual fund and derivative contracts.

Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Level 3 assets and liabilities principally include fixed maturities.

The Account assets measured at fair value as of December 31, 2009 consist of investments in mutual funds that trade daily and are measured at fair value using end of day net asset values per share as determined by the Funds. As all assets of the account are classified as Level 1, no reconciliation of Level 3 assets and change in unrealized gains (losses) is presented. See Note E - Investments for the table presenting information about assets measured at fair value at December 31, 2009.

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the year. Actual results could differ from those estimates.

Security transactions and related investment income - Security transactions which represent purchases and sales of investments are accounted for on the trade date at fair value. Realized gains and losses from security transactions are determined on the basis of first-in first-out. Dividend income and distributions of capital gains are recorded on the ex-dividend date and reinvested upon receipt.

                                   VA A - 28

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note B - Summary of Significant Accounting Policies and Basis of Presentation - Continued


Annuity reserves - For contract owners who select a variable payout option, reserves are initially established based on estimated mortality (where applicable) and other assumptions, including provisions for the risk of adverse deviation from assumptions. The assumed interest rate used to determine annuity payments is 5.0% for all contracts.

At each reporting period, the assumptions must be evaluated based on current experience, and the reserves must be adjusted accordingly. To the extent additional reserves are established due to mortality risk experience, the Company makes payments to the Account. If there are excess reserves remaining at the time annuity payments cease, the assets supporting those reserves are transferred from the Account to the Company. If there are transfers between the Company and the Account they will be disclosed as mortality reserve transfers in the Statement of Changes in Net Assets under principal transactions.

Annuity reserves are calculated according to either the 1983(a) Individual Mortality Table or the Annuity 2000 Mortality Table, depending on the calendar year of annuitization.

Federal income taxes - The Company is taxed as a life insurance company under the Internal Revenue Code and includes the operations of the Account in determining its federal income tax liability. As a result, the Account is not taxed as a "Regulated Investment Company" under subchapter M of the Internal Revenue Code. Under existing federal income tax law, the investment income and capital gains from sales of investments realized by the Account are not taxable. Therefore, no federal income tax provision has been made.

Accumulation unit - This is a measuring unit used to calculate the contract owner's interest. Such units are valued on each day that the New York Stock Exchange ("NYSE") is open for business to reflect investment performance and the prorated daily deduction for mortality and expense risk charges.

Note C - Contract Charges

Premium taxes - The Company will deduct premium taxes imposed by certain states from purchase payments when received; from the owner's account value at the time annuity payments begin; from the amount of any partial withdrawal; or from proceeds payable upon termination of the certificate for any other reason, including death of the owner or annuitant, or surrender of the certificate. The applicable rates currently range from 0% to 3.5%. The rates are subject to change.

Mortality and expense risk and administrative charges - Deductions for administrative expenses and mortality and expense risks assumed by the Company are assessed through the daily unit value calculation and paid to the Company from the daily net asset values of the Sub-accounts. A summary of the charges by contract follows:

                               Mortality and Expense Risk
                               and Administrative Charges
Contracts                         Maximum Annual Rate
---------                      --------------------------
Gallery                                   1.40%
Ovation                                   1.40%
Ovation Advisor                           1.40%
Ovation Plus                              1.40%
Paradigm                                  1.40%
Profile                                   1.40%
GIVA                                      1.25%
Trilogy                                   1.40%
Vanguard SPIA                             0.52%
Variable Annuity                          1.40%

Accidental death benefit charges - Daily charges for the Accidental Death Benefit (ADB) option are assessed through the daily unit value calculation on all contracts that have elected this option and are equivalent, on an annual basis, to 0.05% of the value of the contracts. These charges are included as part of the mortality and expense risk and administrative charges line in the Statement of Operations.

                                   VA A - 29

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note C - Contract Charges - Continued


Annual administrative fee - An annual administrative expense charge of $30 may be assessed against each contract on its anniversary date. The annual administrative expense is paid by redemption of units outstanding. Contracts under the Vanguard SPIA and GIVA products are not subject to the annual administrative expense charge. Annual fees are included with administrative charges in the Statement of Changes in Net Assets under principal transactions.

Distribution charges - Daily charges for distribution expenses are assessed on all contracts issued under the Ovation Plus product and are equivalent, on an annual basis, to 0.20% of the value of the contracts. These charges are paid to the Company by redemption of units outstanding. Distribution charges are included as part of the administrative charges line in the Statement of Changes in Net Assets under principal transactions.

Death benefit rider charges - The Annual Ratchet Plan is a death benefit rider. Daily charges for the Annual Ratchet Plan option are assessed on all contracts that have elected this option and are equivalent, on an annual basis, to 0.10% of the value of the contracts. These charges are paid to the Company by redemption of units outstanding. The Annual Ratchet Plan charges are included as part of the administrative charges line in the Statement of Changes in Net Assets under principal transactions.

The Equity Assurance Plan is a death benefit rider. Daily charges for the Equity Assurance Plan option are assessed on all contracts that have elected this option and are equivalent, on an annual basis, to a maximum 0.20% of the value of the contracts. These charges are paid to the Company by redemption of units outstanding. The Equity Assurance Plan charges are included as part of the administrative charges line in the Statement of Changes in Net Assets under principal transactions.

Transfer charges - A $10 transfer fee for each transfer in excess of 12 during the contract year may be assessed on all contracts issued under the Vanguard SPIA and GIVA products. Transfer requests are subject to the Company's published rules concerning market timing. A contract owner who violates these rules will for a period of time (typically six months), have certain restrictions placed on transfers. The transfer charges are paid by redemption of units outstanding. Transfer charges are included with net transfers from
(to) other sub-accounts or fixed rate option in the Statement of Changes in Net Assets under principal transactions.

Surrender charge - In the event that a contract owner withdraws all or a portion of the contract value within the surrender charge period, the contracts provide that they will be assessed a surrender charge. The surrender charge is based on a table of charges, of which the maximum charge is 6% of the contract value subject to a maximum of 8.5% of premiums paid for single premium contracts and a maximum charge of 6% of premiums paid for flexible premium contracts. Contracts under the Ovation Advisor, Vanguard SPIA and GIVA products are not subject to surrender charges. For the Vanguard SPIA product, a partial withdrawal transaction charge may be assessed for each partial withdrawal. The surrender charges and partial withdrawals are paid by redemption of units outstanding. The surrender charges and partial withdrawals are included with surrender charges in the Statement of Changes in Net Assets under principal transactions.

                                   VA A - 30

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED


Note D - Security Purchases and Sales

For the year ended December 31, 2009, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                                       Cost of    Proceeds
Sub-accounts                                                          Purchases  from Sales
------------                                                          ---------- ----------
AIM V.I. Capital Appreciation Fund - Series I                         $      765 $   46,845
AIM V.I. International Growth Fund - Series I                              1,897     14,507
AllianceBernstein Balanced Wealth Strategy Portfolio - Class A           620,567    957,155
AllianceBernstein Global Thematic Growth Portfolio - Class A             179,585    463,634
AllianceBernstein Global Thematic Growth Portfolio - Class B             234,169    335,143
AllianceBernstein Growth and Income Portfolio - Class A                  558,328  1,205,223
AllianceBernstein Growth and Income Portfolio - Class B                  301,258  1,093,273
AllianceBernstein Growth Portfolio - Class A                              85,923    753,444
AllianceBernstein Growth Portfolio - Class B                             170,023    369,097
AllianceBernstein Intermediate Bond Portfolio - Class A                2,147,522  3,670,964
AllianceBernstein Intermediate Bond Portfolio - Class B                    2,411     18,502
AllianceBernstein International Growth Portfolio - Class A               636,111    882,913
AllianceBernstein International Value Portfolio - Class A                306,096    425,246
AllianceBernstein Large Cap Growth Portfolio - Class A                   202,456  1,052,690
AllianceBernstein Large Cap Growth Portfolio - Class B                    74,785    471,216
AllianceBernstein Money Market Portfolio - Class A                       872,495  1,900,120
AllianceBernstein Money Market Portfolio - Class B                     1,178,889  1,207,706
AllianceBernstein Real Estate Investment Portfolio - Class A             261,022    472,209
AllianceBernstein Small Cap Growth Portfolio - Class A                   255,473    390,621
AllianceBernstein Small/Mid Cap Value Portfolio - Class A                581,924    532,139
AllianceBernstein Utility Income Portfolio - Class A                     138,808  2,253,539
AllianceBernstein Value Portfolio - Class B                              169,347    380,302
BlackRock Basic Value V.I. Fund - Class I                                  1,045     12,553
BlackRock Global Allocation V.I. Fund - Class I                           53,707        746
BlackRock Global Growth V.I. Fund - Class I                                  174     10,212
BlackRock High Income V.I. Fund - Class I                                  1,422     12,747
BlackRock Large Cap Core V.I. Fund - Class I                                  92     10,346
BlackRock Total Return V.I. Fund - Class I                                 3,708        869
BlackRock Utilities and Telecommunications V.I. Fund - Class I            53,136        201
Delaware VIP Cash Reserve Series - Standard Class                            342      1,569
Delaware VIP Growth Opportunities Series - Standard Class                149,972     75,297
Delaware VIP High Yield Series - Standard Class                            1,578     14,624
Delaware VIP Limited-Term Diversified Income Series - Standard Class       1,100     15,246
Delaware VIP Value Series - Standard Class                                26,542    219,727
Dreyfus Stock Index Fund, Inc. - Initial Shares                           53,845     90,983
Fidelity VIP Asset Manager Portfolio - Initial Class                       6,706     22,021
Fidelity VIP Contrafund Portfolio - Initial Class                          4,653     91,438
Fidelity VIP Growth Portfolio - Initial Class                              5,170    123,700
Fidelity VIP High Income Portfolio - Initial Class                         7,045     17,165
Fidelity VIP Investment Grade Bond Portfolio - Initial Class               6,626     15,551
Fidelity VIP Money Market Portfolio - Initial Class                       25,083     96,102
Fidelity VIP Overseas Portfolio - Initial Class                              735      3,484
UBS U.S. Allocation Portfolio                                              1,504     31,812
Van Eck Worldwide Emerging Markets Fund - Initial Class                      961        235
Van Eck Worldwide Hard Assets Fund - Initial Class                           549      1,089
Vanguard Dividend Growth Fund                                              4,651      1,524
Vanguard Inflation-Protected Securities Fund                                 723      4,384
Vanguard LifeStrategy Income Fund                                          1,197      3,785
Vanguard VIF Balanced Portfolio                                           32,705     45,942
Vanguard VIF Capital Growth Portfolio                                     13,886        961
Vanguard VIF Diversified Value Portfolio                                   1,320      6,119
Vanguard VIF Equity Income Portfolio                                       2,368      7,003
Vanguard VIF Growth Portfolio                                             22,959      3,112

                                   VA A - 31

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note D - Security Purchases and Sales - Continued


For the year ended December 31, 2009, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                    Cost of   Proceeds
Sub-accounts                                       Purchases from Sales
------------                                       --------- ----------
Vanguard VIF High Yield Bond Portfolio              $18,510   $  4,119
Vanguard VIF International Portfolio                 24,093      5,313
Vanguard VIF Mid-Cap Index Portfolio                 24,090      7,975
Vanguard VIF Money Market Portfolio                     129     26,118
Vanguard VIF REIT Index Portfolio                     1,575      5,042
Vanguard VIF Short-Term Investment-Grade Portfolio   50,191     10,185
Vanguard VIF Small Company Growth Portfolio           6,861      1,013
Vanguard VIF Total Bond Market Index Portfolio       34,533    135,652
Vanguard VIF Total Stock Market Index Portfolio       8,669     50,598

                                   VA A - 32

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED


Note E - Investments

The following is a summary of fund shares owned as of December 31, 2009.

                                                                                             Value of
                                                                          Net Asset Value Shares at Fair Cost of Shares Level
Sub-accounts                                                     Shares      Per Share        Value           Held       (a)
------------                                                    --------- --------------- -------------- -------------- -----
AIM V.I. Capital Appreciation Fund - Series I                       6,553     $20.33       $   133,226    $   176,133     1
AIM V.I. International Growth Fund - Series I                       5,043      26.01           131,166         94,318     1
AllianceBernstein Balanced Wealth Strategy Portfolio - Class A    417,919      10.66         4,455,021      4,261,642     1
AllianceBernstein Global Thematic Growth Portfolio - Class A      265,936      16.73         4,449,106      5,703,814     1
AllianceBernstein Global Thematic Growth Portfolio - Class B       57,894      16.34           945,987        862,281     1
AllianceBernstein Growth and Income Portfolio - Class A           590,619      15.20         8,977,413     12,352,322     1
AllianceBernstein Growth and Income Portfolio - Class B           335,568      15.08         5,060,367      7,195,503     1
AllianceBernstein Growth Portfolio - Class A                      271,902      17.56         4,774,596      5,590,224     1
AllianceBernstein Growth Portfolio - Class B                       87,156      17.10         1,490,365      1,528,110     1
AllianceBernstein Intermediate Bond Portfolio - Class A           944,721      11.98        11,317,759     10,392,620     1
AllianceBernstein Intermediate Bond Portfolio - Class B             4,849      11.86            57,515         55,154     1
AllianceBernstein International Growth Portfolio - Class A        315,843      16.66         5,261,937      7,318,983     1
AllianceBernstein International Value Portfolio - Class A          82,177      14.70         1,208,009      1,518,236     1
AllianceBernstein Large Cap Growth Portfolio - Class A            257,755      25.36         6,536,661      7,491,111     1
AllianceBernstein Large Cap Growth Portfolio - Class B             71,443      24.72         1,766,079      1,530,142     1
AllianceBernstein Money Market Portfolio - Class A              2,320,359       1.00         2,320,359      2,320,359     1
AllianceBernstein Money Market Portfolio - Class B              1,313,078       1.00         1,313,078      1,313,078     1
AllianceBernstein Real Estate Investment Portfolio - Class A      169,550       9.64         1,634,463      2,150,197     1
AllianceBernstein Small Cap Growth Portfolio - Class A            140,751      11.95         1,681,979      1,607,847     1
AllianceBernstein Small/Mid Cap Value Portfolio - Class A         200,534      13.41         2,689,167      3,014,506     1
AllianceBernstein Value Portfolio - Class B                       243,833       8.90         2,170,111      3,002,700     1
BlackRock Basic Value V.I. Fund - Class I                           5,302      10.75            56,994         71,622     1
BlackRock Global Allocation V.I. Fund - Class I                     6,388      14.92            95,310         86,947     1
BlackRock Global Growth V.I. Fund - Class I                           574      12.84             7,375          4,447     1
BlackRock High Income V.I. Fund - Class I                           1,464       6.68             9,777          8,371     1
BlackRock Large Cap Core V.I. Fund - Class I                          357      21.04             7,506          9,742     1
BlackRock Total Return V.I. Fund - Class I                          5,726      10.82            61,951         64,619     1
BlackRock Utilities and Telecommunications V.I. Fund - Class I      6,654       8.49            56,493         52,940     1
Delaware VIP Cash Reserve Series - Standard Class                 122,061       1.00           122,061        122,061     1
Delaware VIP Growth Opportunities Series - Standard Class          29,426      16.30           479,650        420,524     1
Delaware VIP High Yield Series - Standard Class                     4,570       5.67            25,910         23,827     1
Delaware VIP Limited-Term Diversified Income Series - Standard
  Class                                                             2,756      10.01            27,583         26,898     1
Delaware VIP Value Series - Standard Class                         53,478      14.60           780,776        875,769     1
Dreyfus Stock Index Fund, Inc. - Initial Shares                    25,169      26.31           662,201        718,318     1
Fidelity VIP Asset Manager Portfolio - Initial Class               22,452      13.00           291,871        303,834     1
Fidelity VIP Contrafund Portfolio - Initial Class                  17,531      20.62           361,480        462,657     1
Fidelity VIP Growth Portfolio - Initial Class                      25,158      30.04           755,746        996,427     1
Fidelity VIP High Income Portfolio - Initial Class                 18,402       5.29            97,349        109,321     1
Fidelity VIP Investment Grade Bond Portfolio - Initial Class        5,724      12.48            71,435         71,140     1
Fidelity VIP Money Market Portfolio - Initial Class               296,539       1.00           296,539        296,539     1
Fidelity VIP Overseas Portfolio - Initial Class                     2,238      15.05            33,685         40,069     1
Van Eck Worldwide Emerging Markets Fund - Initial Class             1,821      11.22            20,437         33,117     1
Van Eck Worldwide Hard Assets Fund - Initial Class                  3,106      29.26            90,874         71,127     1
Vanguard Dividend Growth Fund                                       2,024      13.17            26,660         24,975     1
Vanguard Inflation-Protected Securities Fund                        3,429      12.55            43,029         41,046     1
Vanguard LifeStrategy Income Fund                                   2,825      13.27            37,487         38,444     1
Vanguard VIF Balanced Portfolio                                    13,725      17.35           238,126        245,105     1
Vanguard VIF Capital Growth Portfolio                               1,235      15.04            18,579         17,182     1
Vanguard VIF Diversified Value Portfolio                            2,819      11.55            32,557         33,283     1

                                   VA A - 33

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note E - Investments - Continued


The following is a summary of fund shares owned as of December 31, 2009.

                                                                              Value of
                                                           Net Asset Value Shares at Fair Cost of Shares Level
Sub-accounts                                        Shares    Per Share        Value           Held       (a)
------------                                        ------ --------------- -------------- -------------- -----
Vanguard VIF Equity Income Portfolio                 3,489     $13.26         $ 46,265       $ 55,494      1
Vanguard VIF Growth Portfolio                        3,094      11.87           36,730         28,177      1
Vanguard VIF High Yield Bond Portfolio               4,331       7.46           32,313         27,172      1
Vanguard VIF International Portfolio                 4,005      16.06           64,315         65,011      1
Vanguard VIF Mid-Cap Index Portfolio                 4,168      12.02           50,099         40,565      1
Vanguard VIF Money Market Portfolio                 14,285       1.00           14,285         14,285      1
Vanguard VIF REIT Index Portfolio                    1,309       8.30           10,867         13,450      1
Vanguard VIF Short-Term Investment-Grade Portfolio   5,887      10.74           63,231         59,310      1
Vanguard VIF Small Company Growth Portfolio          1,129      13.46           15,201         15,101      1
Vanguard VIF Total Bond Market Index Portfolio      11,585      11.77          136,351        132,641      1
Vanguard VIF Total Stock Market Index Portfolio      1,975      21.73           42,921         47,828      1

(a) Represents the level within the fair value hierarchy under which the portfolio is classified as described in Note B to the financial statements.

                                   VA A - 34

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED


Note F - Summary of Changes in Units

Summary of Changes in Units for the year ended December 31, 2009.

                                                            Accumulation  Accumulation  Annuity Units Annuity Units Net Increase
Sub-accounts                                                Units Issued Units Redeemed    Issued       Redeemed     (Decrease)
------------                                                ------------ -------------- ------------- ------------- ------------
1   AIM V.I. Capital Appreciation Fund - Series I                  --         (6,053)         --            --         (6,053)
1   AIM V.I. International Growth Fund - Series I                  51           (898)         --            --           (847)
1   AllianceBernstein Balanced Wealth Strategy Portfolio -
      Class A                                                  49,080        (77,746)         --          (426)       (29,092)
1   AllianceBernstein Balanced Wealth Strategy Portfolio -
      Class A                                                      --         (1,273)         --            --         (1,273)
3   AllianceBernstein Balanced Wealth Strategy Portfolio -
      Class A                                                      --         (4,226)         --            --         (4,226)
1   AllianceBernstein Global Thematic Growth Portfolio -
      Class A                                                   5,997        (23,287)         --            --        (17,290)
1   AllianceBernstein Global Thematic Growth Portfolio -
      Class A                                                      --         (2,611)        156           (10)        (2,465)
4   AllianceBernstein Global Thematic Growth Portfolio -
      Class B                                                  23,722        (42,874)         --            --        (19,152)
1   AllianceBernstein Growth and Income Portfolio - Class A     5,038        (32,493)         16           (16)       (27,455)
1   AllianceBernstein Growth and Income Portfolio - Class A        --         (1,780)         --            --         (1,780)
3   AllianceBernstein Growth and Income Portfolio - Class A        --         (1,864)         --            --         (1,864)
4   AllianceBernstein Growth and Income Portfolio - Class B        14        (32,538)         --           (96)       (32,620)
1   AllianceBernstein Growth Portfolio - Class A                  464        (28,615)         --          (278)       (28,429)
1   AllianceBernstein Growth Portfolio - Class A                  309         (5,264)        130            (8)        (4,833)
4   AllianceBernstein Growth Portfolio - Class B                  219        (11,810)         --            --        (11,591)
1   AllianceBernstein Intermediate Bond Portfolio - Class A    31,070       (128,148)         --          (396)       (97,474)
1   AllianceBernstein Intermediate Bond Portfolio - Class A        --           (165)         --            --           (165)
3   AllianceBernstein Intermediate Bond Portfolio - Class A        --            (10)         --            --            (10)
4   AllianceBernstein Intermediate Bond Portfolio - Class B        --         (1,025)         --            --         (1,025)
1   AllianceBernstein International Growth Portfolio -
      Class A                                                     695        (16,924)         --          (407)       (16,636)
3   AllianceBernstein International Growth Portfolio -
      Class A                                                      --         (1,583)         --            --         (1,583)
1   AllianceBernstein International Value Portfolio -
      Class A                                                   5,070        (15,376)         --            --        (10,306)
1   AllianceBernstein Large Cap Growth Portfolio - Class A      2,215        (32,158)         --          (648)       (30,591)
1   AllianceBernstein Large Cap Growth Portfolio - Class A         --         (2,837)         --            --         (2,837)
3   AllianceBernstein Large Cap Growth Portfolio - Class A         --         (2,000)         --            --         (2,000)
4   AllianceBernstein Large Cap Growth Portfolio - Class B         70        (67,770)         --            --        (67,700)
1   AllianceBernstein Money Market Portfolio - Class A         10,696        (84,016)         --            --        (73,320)
4   AllianceBernstein Money Market Portfolio - Class B         36,103        (37,020)         --            --           (917)
1   AllianceBernstein Real Estate Investment Portfolio -
      Class A                                                      --        (14,565)         --           (13)       (14,578)
1   AllianceBernstein Small Cap Growth Portfolio - Class A     20,778        (30,004)         --          (811)       (10,037)
1   AllianceBernstein Small Cap Growth Portfolio - Class A         --             (1)         --            --             (1)
1   AllianceBernstein Small/Mid Cap Value Portfolio -
      Class A                                                  19,597        (22,984)         --            --         (3,387)
1   AllianceBernstein Utility Income Portfolio - Class A           --        (94,700)         --            --        (94,700)
4   AllianceBernstein Value Portfolio - Class B                    --        (29,965)         --            --        (29,965)
1   BlackRock Basic Value V.I. Fund - Class I                      --           (827)         --            --           (827)
1   BlackRock Global Allocation V.I. Fund - Class I             2,858             (3)         --            --          2,855
1   BlackRock Global Growth V.I. Fund - Class I                    --           (987)         --            --           (987)
1   BlackRock High Income V.I. Fund - Class I                      --         (1,033)         --            --         (1,033)
1   BlackRock Large Cap Core V.I. Fund - Class I                   --           (795)         --            --           (795)
1   BlackRock Total Return V.I. Fund - Class I                     --             (4)         --            --             (4)
1   BlackRock Utilities and Telecommunications V.I. Fund -
      Class I                                                   3,009             (1)         --            --          3,008
5   Delaware VIP Cash Reserve Series - Standard Class              --             (2)         --            --             (2)
5   Delaware VIP Growth Opportunities Series - Standard
      Class                                                     5,096         (3,104)         --            --          1,992
5   Delaware VIP High Yield Series - Standard Class                --           (611)         --            --           (611)
5   Delaware VIP Limited-Term Diversified Income Series -
      Standard Class                                               --           (612)         --            --           (612)
5   Delaware VIP Value Series - Standard Class                     --         (6,799)         --            --         (6,799)
1   Dreyfus Stock Index Fund, Inc. - Initial Shares                47         (5,792)        120            (7)        (5,632)
1   Fidelity VIP Asset Manager Portfolio - Initial Class           --         (1,220)         --            --         (1,220)
1   Fidelity VIP Contrafund Portfolio - Initial Class              --         (6,113)         --            --         (6,113)
1   Fidelity VIP Growth Portfolio - Initial Class                  44        (10,267)        136            (8)       (10,095)
1   Fidelity VIP High Income Portfolio - Initial Class             58         (1,373)         --            --         (1,315)
1   Fidelity VIP Investment Grade Bond Portfolio - Initial
      Class                                                        --           (855)         --            --           (855)

                                   VA A - 35

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued


Summary of Changes in Units for the year ended December 31, 2009.

                                                             Accumulation  Accumulation  Annuity Units Annuity Units Net Increase
Sub-accounts                                                 Units Issued Units Redeemed    Issued       Redeemed     (Decrease)
------------                                                 ------------ -------------- ------------- ------------- ------------
1   Fidelity VIP Money Market Portfolio - Initial Class         1,664         (6,713)           --            --        (5,049)
1   Fidelity VIP Overseas Portfolio - Initial Class                --           (239)           --            --          (239)
1   UBS U.S. Allocation Portfolio                                  --         (2,854)           --            --        (2,854)
1   Van Eck Worldwide Emerging Markets Fund - Initial Class        --             (2)           --            --            (2)
1   Van Eck Worldwide Hard Assets Fund - Initial Class             --             (2)           --            --            (2)
6   Vanguard Dividend Growth Fund                                  --             --           342          (112)          230
6   Vanguard Inflation-Protected Securities Fund                   --             --            --          (322)         (322)
6   Vanguard LifeStrategy Income Fund                              --             --            --          (303)         (303)
6   Vanguard VIF Balanced Portfolio                                --             --           578        (1,942)       (1,364)
6   Vanguard VIF Capital Growth Portfolio                          --             --           974           (66)          908
6   Vanguard VIF Diversified Value Portfolio                       --             --            --          (510)         (510)
6   Vanguard VIF Equity Income Portfolio                           --             --            --          (611)         (611)
6   Vanguard VIF Growth Portfolio                                  --             --         2,683          (272)        2,411
6   Vanguard VIF High Yield Bond Portfolio                         --             --         1,710          (336)        1,374
6   Vanguard VIF International Portfolio                           --             --         1,723          (350)        1,373
6   Vanguard VIF Mid-Cap Index Portfolio                           --             --         2,225          (510)        1,715
6   Vanguard VIF Money Market Portfolio                            --             --            --        (2,244)       (2,244)
6   Vanguard VIF REIT Index Portfolio                              --             --            --          (506)         (506)
6   Vanguard VIF Short-Term Investment-Grade Portfolio             --             --         4,176          (834)        3,342
6   Vanguard VIF Small Company Growth Portfolio                    --             --           613           (92)          521
6   Vanguard VIF Total Bond Market Index Portfolio                 --             --            --        (8,916)       (8,916)
6   Vanguard VIF Total Stock Market Index Portfolio                --             --            --        (5,385)       (5,385)

                                   VA A - 36

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units - Continued

Summary of Changes in Units for the year ended December 31, 2008.

                                                       Accumulation  Accumulation  Annuity Units Annuity Units Net Increase
Sub-accounts                                           Units Issued Units Redeemed    Issued       Redeemed     (Decrease)
------------                                           ------------ -------------- ------------- ------------- ------------
1   AIM V.I. Capital Appreciation Fund - Series I             --         (1,511)          --            --         (1,511)
1   AIM V.I. International Growth Fund - Series I             61           (688)          --            --           (627)
1   AllianceBernstein Americas Government Income
      Portfolio - Class A                                     --       (145,146)          --            --       (145,146)
1   AllianceBernstein Balanced Shares Portfolio -
      Class A                                                 --       (252,277)          21          (846)      (253,102)
1   AllianceBernstein Balanced Shares Portfolio -
      Class A                                                 --         (8,781)          --            --         (8,781)
3   AllianceBernstein Balanced Shares Portfolio -
      Class A                                                 --         (2,259)          --            --         (2,259)
1   AllianceBernstein Balanced Wealth Strategy
      Portfolio - Class A                                488,474        (24,561)       1,656          (116)       465,453
1   AllianceBernstein Balanced Wealth Strategy
      Portfolio - Class A                                  8,092            (60)          --            --          8,032
3   AllianceBernstein Balanced Wealth Strategy
      Portfolio - Class A                                  4,226             --           --            --          4,226
1   AllianceBernstein Global Bond Portfolio - Class A          2        (57,404)          --          (555)       (57,957)
1   AllianceBernstein Global Bond Portfolio - Class A         --           (809)          --            --           (809)
1   AllianceBernstein Global Dollar Government
      Portfolio - Class A                                     --        (51,610)          --            --        (51,610)
1   AllianceBernstein Global Technology Portfolio -
      Class A                                                315        (64,522)          --            --        (64,207)
1   AllianceBernstein Global Technology Portfolio -
      Class A                                                 --         (4,625)          --            --         (4,625)
4   AllianceBernstein Global Technology Portfolio -
      Class B                                                 --        (51,786)          --            --        (51,786)
1   AllianceBernstein Growth and Income Portfolio -
      Class A                                                  2        (84,641)         467        (6,511)       (90,683)
1   AllianceBernstein Growth and Income Portfolio -
      Class A                                                 --           (934)          --            --           (934)
3   AllianceBernstein Growth and Income Portfolio -
      Class A                                                 --           (118)          --            --           (118)
4   AllianceBernstein Growth and Income Portfolio -
      Class B                                                181        (28,684)          12          (101)       (28,592)
1   AllianceBernstein Growth Portfolio - Class A              72        (54,100)       2,254            --        (51,774)
1   AllianceBernstein Growth Portfolio - Class A              --         (6,430)          --            --         (6,430)
4   AllianceBernstein Growth Portfolio - Class B             580        (14,818)          --            --        (14,238)
1   AllianceBernstein High Yield Portfolio - Class A          45       (194,052)          --          (402)      (194,409)
1   AllianceBernstein Intermediate Bond Portfolio -
      Class A                                            446,515       (129,673)         866          (383)       317,325
1   AllianceBernstein Intermediate Bond Portfolio -
      Class A                                              1,184           (104)          --            --          1,080
3   AllianceBernstein Intermediate Bond Portfolio -
      Class A                                                 --            (11)          --            --            (11)
4   AllianceBernstein Intermediate Bond Portfolio -
      Class B                                                 --         (2,592)          --            --         (2,592)
1   AllianceBernstein International Growth Portfolio
      - Class A                                               90        (68,180)         947        (2,993)       (70,136)
3   AllianceBernstein International Growth Portfolio
      - Class A                                               --             (1)          --            --             (1)
1   AllianceBernstein International Value Portfolio -
      Class A                                                602        (28,102)          --            --        (27,500)
1   AllianceBernstein Large Cap Growth Portfolio -
      Class A                                                 67        (63,679)       5,027           (41)       (58,626)
1   AllianceBernstein Large Cap Growth Portfolio -
      Class A                                                 --         (1,918)          --            --         (1,918)
3   AllianceBernstein Large Cap Growth Portfolio -
      Class A                                                 --             (8)          --            --             (8)
4   AllianceBernstein Large Cap Growth Portfolio -
      Class B                                                126        (50,740)          --            --        (50,614)
1   AllianceBernstein Money Market Portfolio - Class A   156,594       (132,374)          --            --         24,220
4   AllianceBernstein Money Market Portfolio - Class B    51,804        (44,696)          --            --          7,108
1   AllianceBernstein Real Estate Investment
      Portfolio - Class A                                    158        (31,950)           3           (14)       (31,803)
3   AllianceBernstein Real Estate Investment
      Portfolio - Class A                                     --            (35)          --            --            (35)
1   AllianceBernstein Small Cap Growth Portfolio -
      Class A                                                 54        (49,973)       6,082           (79)       (43,916)
1   AllianceBernstein Small Cap Growth Portfolio -
      Class A                                                 --            (16)          --            --            (16)
1   AllianceBernstein Small/Mid Cap Value Portfolio -
      Class A                                                232        (83,871)          --            --        (83,639)
1   AllianceBernstein Utility Income Portfolio -
      Class A                                                 --        (35,870)          --            --        (35,870)
3   AllianceBernstein Utility Income Portfolio -
      Class A                                                 --           (249)          --            --           (249)
4   AllianceBernstein Value Portfolio - Class B              590        (74,309)          --            --        (73,719)
1   BlackRock Basic Value V.I. Fund - Class I                 --             (4)          --            --             (4)
1   BlackRock Global Allocation V.I. Fund - Class I           --             (2)          --            --             (2)
1   BlackRock Global Growth V.I. Fund - Class I               --             (2)          --            --             (2)
1   BlackRock High Income V.I. Fund - Class I                 28            (30)          --            --             (2)
1   BlackRock Large Cap Core V.I. Fund - Class I              --             (1)          --            --             (1)
1   BlackRock Total Return V.I. Fund - Class I                --           (621)          --            --           (621)
5   Delaware VIP Balanced Series - Standard Class             --           (401)          --            --           (401)

                                   VA A - 37

Summary of Changes in Units for the year ended December 31, 2008.

                                                       Accumulation  Accumulation  Annuity Units Annuity Units Net Increase
Sub-accounts                                           Units Issued Units Redeemed    Issued       Redeemed     (Decrease)
------------                                           ------------ -------------- ------------- ------------- ------------
5   Delaware VIP Capital Reserves Series - Standard
      Class                                                   --          (252)           --            --          (252)
5   Delaware VIP Cash Reserve Series - Standard Class         --            (1)           --            --            (1)
5   Delaware VIP Growth Opportunities Series -
      Standard Class                                          --        (2,065)           --            --        (2,065)
5   Delaware VIP High Yield Series - Standard Class           --           (27)           --            --           (27)
5   Delaware VIP Value Series - Standard Class                --        (1,183)           --            --        (1,183)
1   Dreyfus Stock Index Fund, Inc. - Initial Shares           55        (5,080)           --            --        (5,025)
1   Fidelity VIP Asset Manager Portfolio - Initial
      Class                                                   --        (3,358)           --            --        (3,358)
1   Fidelity VIP Contrafund Portfolio - Initial Class         92        (1,735)           --            --        (1,643)
1   Fidelity VIP Growth Portfolio - Initial Class            157        (5,706)           --            --        (5,549)
1   Fidelity VIP High Income Portfolio - Initial Class        82          (328)           --            --          (246)
1   Fidelity VIP Investment Grade Bond Portfolio -
      Initial Class                                           --        (3,140)           --            --        (3,140)
1   Fidelity VIP Money Market Portfolio - Initial
      Class                                               13,825        (4,873)           --            --         8,952
1   Fidelity VIP Overseas Portfolio - Initial Class           --          (600)           --            --          (600)
1   UBS U.S. Allocation Portfolio                             --          (674)           --            --          (674)
1   Van Eck Worldwide Emerging Markets Fund - Initial
      Class                                                   --            (1)           --            --            (1)
1   Van Eck Worldwide Hard Assets Fund - Initial Class        --           (22)           --            --           (22)
6   Vanguard Dividend Growth Fund                             --            --            --          (102)         (102)
6   Vanguard Inflation-Protected Securities Fund              --            --            --        (1,728)       (1,728)
6   Vanguard LifeStrategy Income Fund                         --            --            --          (318)         (318)
6   Vanguard VIF Balanced Portfolio                           --            --         2,452        (4,859)       (2,407)
6   Vanguard VIF Capital Growth Portfolio                     --            --            --        (4,345)       (4,345)
6   Vanguard VIF Diversified Value Portfolio                  --            --           279        (1,578)       (1,299)
6   Vanguard VIF Equity Income Portfolio                      --            --           647        (1,802)       (1,155)
6   Vanguard VIF Equity Index Portfolio                       --            --            16        (2,312)       (2,296)
6   Vanguard VIF Growth Portfolio                             --            --            --        (3,900)       (3,900)
6   Vanguard VIF High Yield Bond Portfolio                    --            --         1,047        (2,013)         (966)
6   Vanguard VIF International Portfolio                      --            --            --        (4,044)       (4,044)
6   Vanguard VIF Mid-Cap Index Portfolio                      --            --         1,536        (2,983)       (1,447)
6   Vanguard VIF Money Market Portfolio                       --            --         2,782        (1,656)        1,126
6   Vanguard VIF REIT Index Portfolio                         --            --            34        (2,482)       (2,448)
6   Vanguard VIF Short-Term Investment-Grade Portfolio        --            --         1,491          (139)        1,352
6   Vanguard VIF Small Company Growth Portfolio               --            --            31        (3,607)       (3,576)
6   Vanguard VIF Total Bond Market Index Portfolio            --            --        11,333        (5,201)        6,132
6   Vanguard VIF Total Stock Market Index Portfolio           --            --            31        (4,391)       (4,360)

Footnotes

1 Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and GIVA products.
2 Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
3  Profile product.
4 Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
5  Variable Annuity product.
6  Vanguard SPIA product.

                                   VA A - 38

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights

A summary of units outstanding, unit values, and net assets for the variable annuity contracts and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2009 are as follows:

                                                                        Unit                  Investment     Expense    Total
Sub-accounts                                                     Units  Value  Net Assets  Income Ratio (a) Ratio (b) Return (c)
------------                                                    ------- ------ ----------- ---------------- --------- ----------
1   AIM V.I. Capital Appreciation Fund - Series I                14,746 $ 9.03 $   133,225       0.53%        1.40%     19.40%
1   AIM V.I. International Growth Fund - Series I                 8,073  16.25     131,166       1.44%        1.40%     33.36%
1   AllianceBernstein Balanced Wealth Strategy Portfolio -
      Class A                                                   436,361  10.05   4,387,067       1.08%        1.40%     23.14%
1   AllianceBernstein Balanced Wealth Strategy Portfolio -
      Class A                                                     6,759  10.05      67,954       1.11%        1.40%     23.14%
3   AllianceBernstein Balanced Wealth Strategy Portfolio -
      Class A                                                        --  10.07          --       2.28%        1.25%     23.33%
1   AllianceBernstein Global Thematic Growth Portfolio -
      Class A *                                                 275,177  15.85   4,360,547       0.00%        1.40%     51.35%
1   AllianceBernstein Global Thematic Growth Portfolio -
      Class A *                                                   6,212  14.26      88,560       0.00%        1.40%     51.35%
4   AllianceBernstein Global Thematic Growth Portfolio -
      Class B *                                                 155,677   6.08     945,987       0.00%        1.40%     51.01%
1   AllianceBernstein Growth and Income Portfolio - Class A     258,158  33.50   8,648,740       3.96%        1.40%     19.14%
1   AllianceBernstein Growth and Income Portfolio - Class A      12,037  21.17     254,857       3.81%        1.40%     19.14%
3   AllianceBernstein Growth and Income Portfolio - Class A       2,157  34.22      73,815       4.39%        1.25%     19.32%
4   AllianceBernstein Growth and Income Portfolio - Class B     155,086  32.63   5,060,367       3.33%        1.40%     18.68%
1   AllianceBernstein Growth Portfolio - Class A                207,000  22.45   4,647,490       0.00%        1.40%     31.38%
1   AllianceBernstein Growth Portfolio - Class A                  8,865  14.34     127,107       0.00%        1.40%     31.38%
4   AllianceBernstein Growth Portfolio - Class B                 68,168  21.86   1,490,365       0.00%        1.40%     31.02%
1   AllianceBernstein Intermediate Bond Portfolio - Class A     598,524  18.89  11,305,553       3.65%        1.40%     16.87%
1   AllianceBernstein Intermediate Bond Portfolio - Class A         915  10.84       9,912       3.65%        1.40%     16.87%
3   AllianceBernstein Intermediate Bond Portfolio - Class A         119  19.30       2,294       3.49%        1.25%     17.04%
4   AllianceBernstein Intermediate Bond Portfolio - Class B       3,127  18.39      57,515       3.92%        1.40%     16.56%
1   AllianceBernstein International Growth Portfolio - Class A  178,752  29.44   5,261,937       4.56%        1.40%     37.64%
3   AllianceBernstein International Growth Portfolio - Class A       --  24.75          --      10.60%        1.25%     37.85%
1   AllianceBernstein International Value Portfolio - Class A    76,369  15.82   1,208,008       1.29%        1.40%     32.81%
1   AllianceBernstein Large Cap Growth Portfolio - Class A      231,424  28.11   6,504,589       0.15%        1.40%     35.61%
1   AllianceBernstein Large Cap Growth Portfolio - Class A        2,458  12.09      29,710       0.10%        1.40%     35.61%
3   AllianceBernstein Large Cap Growth Portfolio - Class A           82  28.71       2,360       0.33%        1.25%     35.81%
4   AllianceBernstein Large Cap Growth Portfolio - Class B      259,075   6.82   1,766,079       0.00%        1.40%     35.20%
1   AllianceBernstein Money Market Portfolio - Class A          171,929  13.50   2,320,378       0.18%        1.40%     -1.22%
4   AllianceBernstein Money Market Portfolio - Class B           99,706  13.17   1,313,089       0.08%        1.40%     -1.30%
1   AllianceBernstein Real Estate Investment Portfolio - Class
      A                                                          70,765  23.10   1,634,463       2.74%        1.40%     27.66%
1   AllianceBernstein Small Cap Growth Portfolio - Class A      145,149  11.44   1,661,049       0.00%        1.40%     39.78%
1   AllianceBernstein Small Cap Growth Portfolio - Class A        1,878  11.15      20,930       0.00%        1.40%     39.78%
1   AllianceBernstein Small/Mid Cap Value Portfolio - Class
      A                                                         150,029  17.92   2,689,167       1.12%        1.40%     40.87%
1   AllianceBernstein Utility Income Portfolio - Class A             --     --          --       8.66%        1.40%      8.39%
4   AllianceBernstein Value Portfolio - Class B                 219,716   9.88   2,170,112       2.84%        1.40%     19.35%
1   BlackRock Basic Value V.I. Fund - Class I                     3,405  16.74      56,993       1.87%        1.40%     29.31%
1   BlackRock Global Allocation V.I. Fund - Class I               4,978  19.15      95,309       2.05%        1.40%     19.52%
1   BlackRock Global Growth V.I. Fund - Class I                     637  11.58       7,375       1.63%        1.40%     33.76%
1   BlackRock High Income V.I. Fund - Class I                       667  14.78       9,854      10.15%        1.40%     54.21%
1   BlackRock Large Cap Core V.I. Fund - Class I                    513  14.63       7,505       0.79%        1.40%     20.83%
1   BlackRock Total Return V.I. Fund - Class I                    4,333  14.38      62,281       5.95%        1.40%     16.20%
1   BlackRock Utilities and Telecommunications V.I. Fund -
      Class I                                                     3,008  18.78      56,492       2.67%        1.40%      7.87%
5   Delaware VIP Cash Reserve Series - Standard Class             6,944  17.58     122,065       0.26%        1.25%     -0.98%
5   Delaware VIP Growth Opportunities Series - Standard
      Class                                                      14,255  33.65     479,650       0.00%        1.25%     43.60%
5   Delaware VIP High Yield Series - Standard Class                 840  30.84      25,910       5.60%        1.25%     47.12%
5   Delaware VIP Limited-Term Diversified Income Series -
      Standard Class *                                            1,051  26.28      27,610       3.29%        1.25%     11.39%
5   Delaware VIP Value Series - Standard Class                   22,464  34.76     780,776       3.21%        1.25%     16.50%
1   Dreyfus Stock Index Fund, Inc. - Initial Shares              38,826  17.06     662,200       1.97%        1.40%     24.58%
1   Fidelity VIP Asset Manager Portfolio - Initial Class         16,815  17.36     291,871       2.33%        1.40%     27.32%
1   Fidelity VIP Contrafund Portfolio - Initial Class            19,743  18.31     361,479       1.24%        1.40%     33.82%

                                   VA A - 39

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable annuity contracts and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2009 are as follows:

                                                                         Unit                 Investment     Expense    Total
Sub-accounts                                                      Units  Value  Net Assets Income Ratio (a) Ratio (b) Return (c)
------------                                                      ------ ------ ---------- ---------------- --------- ----------
1   Fidelity VIP Growth Portfolio - Initial Class                 55,574 $13.60  $755,746        0.41%        1.40%      26.50%
1   Fidelity VIP High Income Portfolio - Initial Class             7,179  13.56    97,349        7.80%        1.40%      41.96%
1   Fidelity VIP Investment Grade Bond Portfolio - Initial Class   3,821  18.70    71,435        8.57%        1.40%      14.11%
1   Fidelity VIP Money Market Portfolio - Initial Class           21,851  13.57   296,538        0.73%        1.40%      -0.68%
1   Fidelity VIP Overseas Portfolio - Initial Class                2,165  15.56    33,684        2.01%        1.40%      24.77%
1   UBS U.S. Allocation Portfolio                                     --     --        --        9.26%        1.40%      -2.37%
1   Van Eck Worldwide Emerging Markets Fund - Initial Class          965  21.17    20,437        0.15%        1.40%     110.22%
1   Van Eck Worldwide Hard Assets Fund - Initial Class             3,031  29.98    90,874        0.25%        1.40%      55.34%
6   Vanguard Dividend Growth Fund                                  1,852  14.40    26,659        2.58%        0.52%      21.11%
6   Vanguard Inflation-Protected Securities Fund                   3,198  13.46    43,029        1.68%        0.52%      10.23%
6   Vanguard LifeStrategy Income Fund                              2,963  12.65    37,487        3.21%        0.52%      11.50%
6   Vanguard VIF Balanced Portfolio                               16,104  14.79   238,126        4.35%        0.52%      22.26%
6   Vanguard VIF Capital Growth Portfolio                          1,193  15.57    18,579        0.35%        0.52%      33.60%
6   Vanguard VIF Diversified Value Portfolio                       2,297  14.17    32,557        4.12%        0.52%      26.27%
6   Vanguard VIF Equity Income Portfolio                           3,548  13.04    46,264        4.81%        0.52%      16.17%
6   Vanguard VIF Growth Portfolio                                  3,138  11.71    36,730        0.33%        0.52%      34.35%
6   Vanguard VIF High Yield Bond Portfolio                         2,385  13.55    32,312        4.21%        0.52%      38.13%
6   Vanguard VIF International Portfolio                           3,635  17.69    64,315        2.62%        0.52%      42.04%
6   Vanguard VIF Mid-Cap Index Portfolio                           3,457  14.49    50,099        0.98%        0.52%      39.64%
6   Vanguard VIF Money Market Portfolio                            1,231  11.60    14,283        0.47%        0.52%       0.10%
6   Vanguard VIF REIT Index Portfolio                                764  14.23    10,867        5.41%        0.52%      28.47%
6   Vanguard VIF Short-Term Investment-Grade Portfolio             5,076  12.46    63,231        7.23%        0.52%      13.27%
6   Vanguard VIF Small Company Growth Portfolio                    1,247  12.19    15,201        0.71%        0.52%      38.65%
6   Vanguard VIF Total Bond Market Index Portfolio                10,448  13.05   136,351        6.02%        0.52%       5.39%
6   Vanguard VIF Total Stock Market Index Portfolio                3,476  12.35    42,921        0.98%        0.52%      27.59%

                                   VA A - 40

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable annuity contracts and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2008 are as follows:

                                                                        Unit                  Investment     Expense    Total
Sub-accounts                                                     Units  Value  Net Assets  Income Ratio (a) Ratio (b) Return (c)
------------                                                    ------- ------ ----------- ---------------- --------- ----------
1   AIM V.I. Capital Appreciation Fund - Series I                20,799 $ 7.57 $   157,379       0.00%        1.40%     -43.29%
1   AIM V.I. International Growth Fund - Series I                 8,920  12.18     108,674       0.55%        1.40%     -41.21%
1   AllianceBernstein Americas Government Income Portfolio
      - Class A                                                      --     --          --       9.11%        1.40%       0.90%
1   AllianceBernstein Balanced Shares Portfolio - Class A            --     --          --       8.55%        1.40%     -16.29%
1   AllianceBernstein Balanced Shares Portfolio - Class A            --     --          --       8.90%        1.40%     -16.29%
3   AllianceBernstein Balanced Shares Portfolio - Class A            --     --          --       9.69%        1.25%     -16.20%
1   AllianceBernstein Balanced Wealth Strategy Portfolio -
      Class A                                                   465,453   8.16   3,800,101       0.00%        1.40%     -17.80%
1   AllianceBernstein Balanced Wealth Strategy Portfolio -
      Class A                                                     8,032   8.16      65,575       0.00%        1.40%     -17.80%
3   AllianceBernstein Balanced Wealth Strategy Portfolio -
      Class A                                                     4,226   8.17      34,519       0.00%        1.25%     -17.77%
1   AllianceBernstein Global Bond Portfolio - Class A                --     --          --      23.34%        1.40%       4.94%
1   AllianceBernstein Global Bond Portfolio - Class A                --     --          --      21.36%        1.40%       4.94%
1   AllianceBernstein Global Dollar Government Portfolio -
      Class A                                                        --     --          --      14.46%        1.40%       0.04%
1   AllianceBernstein Global Technology Portfolio - Class A     292,467  10.47   3,062,056       0.00%        1.40%     -48.10%
1   AllianceBernstein Global Technology Portfolio - Class A       8,677   9.42      81,722       0.00%        1.40%     -48.10%
4   AllianceBernstein Global Technology Portfolio - Class B     174,829   4.02     703,499       0.00%        1.40%     -48.20%
1   AllianceBernstein Growth and Income Portfolio - Class A     285,613  28.12   8,031,065       2.06%        1.40%     -41.43%
1   AllianceBernstein Growth and Income Portfolio - Class A      13,817  17.77     245,545       2.10%        1.40%     -41.43%
3   AllianceBernstein Growth and Income Portfolio - Class A       4,021  28.68     115,345       2.06%        1.25%     -41.34%
4   AllianceBernstein Growth and Income Portfolio - Class B     187,706  27.49   5,160,880       1.69%        1.40%     -41.52%
1   AllianceBernstein Growth Portfolio - Class A                235,429  17.09   4,023,237       0.00%        1.40%     -43.27%
1   AllianceBernstein Growth Portfolio - Class A                 13,698  10.91     149,491       0.00%        1.40%     -43.27%
4   AllianceBernstein Growth Portfolio - Class B                 79,759  16.69   1,330,909       0.00%        1.40%     -43.40%
1   AllianceBernstein High Yield Portfolio - Class A                 --     --          --      17.33%        1.40%      -0.94%
1   AllianceBernstein Intermediate Bond Portfolio - Class A *   695,998  16.16  11,249,352       3.53%        1.40%      -7.68%
1   AllianceBernstein Intermediate Bond Portfolio - Class A *     1,080   9.27      10,014       0.00%        1.40%      -6.81%
3   AllianceBernstein Intermediate Bond Portfolio - Class A *       129  16.49       2,120       5.18%        1.25%      -7.54%
4   AllianceBernstein Intermediate Bond Portfolio - Class B *     4,152  15.78      65,517       5.73%        1.40%      -7.89%
1   AllianceBernstein International Growth Portfolio - Class A  195,388  21.39   4,178,656       0.00%        1.40%     -49.56%
3   AllianceBernstein International Growth Portfolio - Class A    1,583  17.95      28,423       0.00%        1.25%     -49.49%
1   AllianceBernstein International Value Portfolio - Class A    86,675  11.91   1,032,336       1.16%        1.40%     -53.84%
1   AllianceBernstein Large Cap Growth Portfolio - Class A      262,015  20.73   5,430,761       0.00%        1.40%     -40.50%
1   AllianceBernstein Large Cap Growth Portfolio - Class A        5,295   8.91      47,200       0.00%        1.40%     -40.50%
3   AllianceBernstein Large Cap Growth Portfolio - Class A        2,082  21.14      44,017       0.00%        1.25%     -40.41%
4   AllianceBernstein Large Cap Growth Portfolio - Class B      326,775   5.04   1,647,620       0.00%        1.40%     -40.66%
1   AllianceBernstein Money Market Portfolio - Class A          245,249  13.66   3,350,898       1.80%        1.40%       0.48%
4   AllianceBernstein Money Market Portfolio - Class B          100,623  13.34   1,342,640       1.42%        1.40%       0.23%
1   AllianceBernstein Real Estate Investment Portfolio - Class
      A                                                          85,343  18.09   1,544,098       1.86%        1.40%     -36.58%
3   AllianceBernstein Real Estate Investment Portfolio - Class
      A                                                              --  18.42          --       0.00%        1.25%     -36.49%
1   AllianceBernstein Small Cap Growth Portfolio - Class A      155,186   8.19   1,270,461       0.00%        1.40%     -46.30%
1   AllianceBernstein Small Cap Growth Portfolio - Class A        1,879   7.97      14,985       0.00%        1.40%     -46.30%
1   AllianceBernstein Small/Mid Cap Value Portfolio - Class
      A                                                         153,416  12.72   1,952,070       0.82%        1.40%     -36.47%
1   AllianceBernstein Utility Income Portfolio - Class A         94,700  21.75   2,059,826       2.81%        1.40%     -37.47%
3   AllianceBernstein Utility Income Portfolio - Class A             --  21.28          --       0.00%        1.25%     -37.38%
4   AllianceBernstein Value Portfolio - Class B                 249,681   8.28   2,066,181       2.13%        1.40%     -41.84%
1   BlackRock Basic Value V.I. Fund - Class I                     4,232  12.94      54,774       2.44%        1.40%     -37.65%
1   BlackRock Global Allocation V.I. Fund - Class I               2,123  16.02      34,010       2.24%        1.40%     -20.54%
1   BlackRock Global Growth V.I. Fund - Class I                   1,624   8.66      14,059       0.38%        1.40%     -46.68%
1   BlackRock High Income V.I. Fund - Class I                     1,700   9.58      16,294      10.26%        1.40%     -30.11%
1   BlackRock Large Cap Core V.I. Fund - Class I                  1,308  12.11      15,839       1.26%        1.40%     -39.61%
1   BlackRock Total Return V.I. Fund - Class I                    4,337  12.37      53,654       5.34%        1.40%     -13.36%

                                   VA A - 41

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable annuity contracts and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2008 are as follows:

                                                                         Unit                 Investment     Expense    Total
Sub-accounts                                                      Units  Value  Net Assets Income Ratio (a) Ratio (b) Return (c)
------------                                                      ------ ------ ---------- ---------------- --------- ----------
5   Delaware VIP Balanced Series - Standard Class                     -- $25.59  $     --        7.26%        1.25%     -23.45%
5   Delaware VIP Capital Reserves Series - Standard Class          1,663  23.59    39,239        4.96%        1.25%      -1.53%
5   Delaware VIP Cash Reserve Series - Standard Class              6,946  17.75   123,314        2.08%        1.25%       0.83%
5   Delaware VIP Growth Opportunities Series - Standard Class     12,263  23.43   287,347        0.00%        1.25%     -41.29%
5   Delaware VIP High Yield Series - Standard Class                1,451  20.96    30,412        9.16%        1.25%     -25.12%
5   Delaware VIP Value Series - Standard Class                    29,263  29.84   873,061        2.86%        1.25%     -34.25%
1   Dreyfus Stock Index Fund, Inc. - Initial Shares               44,458  13.69   608,660        2.10%        1.40%     -38.02%
1   Fidelity VIP Asset Manager Portfolio - Initial Class          18,035  13.63   245,876        2.58%        1.40%     -29.71%
1   Fidelity VIP Contrafund Portfolio - Initial Class             25,856  13.68   353,763        1.01%        1.40%     -43.31%
1   Fidelity VIP Growth Portfolio - Initial Class                 65,669  10.75   705,925        0.83%        1.40%     -47.90%
1   Fidelity VIP High Income Portfolio - Initial Class             8,494   9.55    81,131        9.43%        1.40%     -26.03%
1   Fidelity VIP Investment Grade Bond Portfolio - Initial Class   4,676  16.38    76,620        4.05%        1.40%      -4.59%
1   Fidelity VIP Money Market Portfolio - Initial Class           26,900  13.66   367,558        3.47%        1.40%       1.59%
1   Fidelity VIP Overseas Portfolio - Initial Class                2,404  12.47    29,984        2.40%        1.40%     -44.59%
1   UBS U.S. Allocation Portfolio                                  2,854  11.37    32,461        3.46%        1.40%     -36.04%
1   Van Eck Worldwide Emerging Markets Fund - Initial Class          967  10.07     9,738        0.00%        1.40%     -65.27%
1   Van Eck Worldwide Hard Assets Fund - Initial Class             3,033  19.30    58,527        0.34%        1.40%     -46.88%
6   Vanguard Dividend Growth Fund                                  1,622  11.89    19,282        1.97%        0.52%     -25.96%
6   Vanguard Inflation-Protected Securities Fund                   3,520  12.21    42,970        4.65%        0.52%      -3.35%
6   Vanguard LifeStrategy Income Fund                              3,266  11.35    37,056        4.00%        0.52%     -10.99%
6   Vanguard VIF Balanced Portfolio                               17,468  12.09   211,262        3.63%        0.52%     -22.97%
6   Vanguard VIF Capital Growth Portfolio                            285  11.65     3,319        1.65%        0.52%     -30.73%
6   Vanguard VIF Diversified Value Portfolio                       2,807  11.22    31,506        1.74%        0.52%     -36.48%
6   Vanguard VIF Equity Income Portfolio                           4,159  11.23    46,687        2.72%        0.52%     -31.27%
6   Vanguard VIF Equity Index Portfolio                               --   9.49        --        3.59%        0.52%     -37.26%
6   Vanguard VIF Growth Portfolio                                    727   8.71     6,336        1.43%        0.52%     -38.04%
6   Vanguard VIF High Yield Bond Portfolio                         1,011   9.81     9,913       10.60%        0.52%     -22.36%
6   Vanguard VIF International Portfolio                           2,262  12.46    28,175        4.47%        0.52%     -45.20%
6   Vanguard VIF Mid-Cap Index Portfolio                           1,742  10.38    18,075        2.00%        0.52%     -42.12%
6   Vanguard VIF Money Market Portfolio                            3,475  11.59    40,273        2.24%        0.52%       2.28%
6   Vanguard VIF REIT Index Portfolio                              1,270  11.07    14,069        5.06%        0.52%     -37.57%
6   Vanguard VIF Short-Term Investment-Grade Portfolio             1,734  11.00    19,068        1.59%        0.52%      -3.96%
6   Vanguard VIF Small Company Growth Portfolio                      726   8.79     6,386        0.98%        0.52%     -39.79%
6   Vanguard VIF Total Bond Market Index Portfolio                19,364  12.38   239,783        3.40%        0.52%       4.68%
6   Vanguard VIF Total Stock Market Index Portfolio                8,861   9.68    85,762        1.78%        0.52%     -37.61%

                                   VA A - 42

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable annuity contracts and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2007 are as follows:

                                                                        Unit                  Investment     Expense    Total
Sub-accounts                                                     Units  Value  Net Assets  Income Ratio (a) Ratio (b) Return (c)
------------                                                    ------- ------ ----------- ---------------- --------- ----------
1   AIM V.I. Capital Appreciation Fund - Series I                22,310 $13.34 $   297,697       0.00%        1.40%      10.45%
1   AIM V.I. International Growth Fund - Series I                 9,547  20.72     197,849       0.43%        1.40%      13.12%
1   AllianceBernstein Americas Government Income Portfolio
      - Class A                                                 145,146  23.28   3,379,624       5.79%        1.40%       6.86%
1   AllianceBernstein Balanced Shares Portfolio - Class A       253,102  27.97   7,079,713       3.19%        1.40%       1.61%
1   AllianceBernstein Balanced Shares Portfolio - Class A         8,781  13.84     121,543       2.70%        1.40%       1.61%
3   AllianceBernstein Balanced Shares Portfolio - Class A         2,259  22.18      50,096       2.69%        1.25%       1.76%
1   AllianceBernstein Global Bond Portfolio - Class A            57,957  18.57   1,076,353       3.10%        1.40%       8.81%
1   AllianceBernstein Global Bond Portfolio - Class A               809  14.39      11,647       3.17%        1.40%       8.81%
1   AllianceBernstein Global Dollar Government Portfolio -
      Class A                                                    51,610  37.40   1,930,213       5.98%        1.40%       3.07%
1   AllianceBernstein Global Technology Portfolio - Class A     356,674  20.17   7,195,530       0.00%        1.40%      18.52%
1   AllianceBernstein Global Technology Portfolio - Class A      13,302  18.15     241,408       0.00%        1.40%      18.52%
4   AllianceBernstein Global Technology Portfolio - Class B     226,615   7.77   1,760,294       0.00%        1.40%      18.22%
1   AllianceBernstein Growth and Income Portfolio - Class A     376,296  48.01  18,066,100       1.57%        1.40%       3.65%
1   AllianceBernstein Growth and Income Portfolio - Class A      14,751  30.34     447,603       1.44%        1.40%       3.65%
3   AllianceBernstein Growth and Income Portfolio - Class A       4,139  48.90     202,387       1.36%        1.25%       3.81%
4   AllianceBernstein Growth and Income Portfolio - Class B     216,298  47.02  10,169,341       1.26%        1.40%       3.39%
1   AllianceBernstein Growth Portfolio - Class A                287,203  30.12   8,651,956       0.00%        1.40%      11.44%
1   AllianceBernstein Growth Portfolio - Class A                 20,128  19.24     387,231       0.00%        1.40%      11.44%
4   AllianceBernstein Growth Portfolio - Class B                 93,997  29.48   2,771,027       0.00%        1.40%      11.09%
1   AllianceBernstein High Yield Portfolio - Class A            194,409  11.79   2,291,614       7.92%        1.40%      -0.52%
1   AllianceBernstein International Growth Portfolio - Class A  265,524  42.40  11,258,632       1.16%        1.40%      16.48%
3   AllianceBernstein International Growth Portfolio - Class A    1,584  35.54      56,275       0.00%        1.25%      -3.12%
1   AllianceBernstein International Research Growth Portfolio
      - Class A                                                      --     --          --       2.68%        1.40%      24.41%
3   AllianceBernstein International Research Growth Portfolio
      - Class A                                                      --     --          --       3.17%        1.25%      24.58%
1   AllianceBernstein International Value Portfolio - Class A   114,175  25.80   2,945,809       1.26%        1.40%       4.36%
1   AllianceBernstein Large Cap Growth Portfolio - Class A      320,641  34.84  11,169,861       0.00%        1.40%      12.33%
1   AllianceBernstein Large Cap Growth Portfolio - Class A        7,213  14.98     108,073       0.00%        1.40%      12.33%
3   AllianceBernstein Large Cap Growth Portfolio - Class A        2,090  35.48      74,151       0.00%        1.25%      12.50%
4   AllianceBernstein Large Cap Growth Portfolio - Class B      377,389   8.50   3,206,585       0.00%        1.40%      12.03%
1   AllianceBernstein Money Market Portfolio - Class A          221,029  13.60   3,005,539       4.11%        1.40%       2.89%
3   AllianceBernstein Money Market Portfolio - Class A               --  13.85          --       2.41%        1.25%       3.04%
4   AllianceBernstein Money Market Portfolio - Class B           93,515  13.31   1,244,924       3.83%        1.40%       2.63%
1   AllianceBernstein Real Estate Investment Portfolio - Class
      A                                                         117,146  28.53   3,342,094       1.52%        1.40%     -15.72%
3   AllianceBernstein Real Estate Investment Portfolio - Class
      A                                                              35  29.00       1,019       1.44%        1.25%     -15.60%
1   AllianceBernstein Small Cap Growth Portfolio - Class A      199,102  15.25   3,035,492       0.00%        1.40%      12.48%
1   AllianceBernstein Small Cap Growth Portfolio - Class A        1,895  14.85      28,142       0.00%        1.40%      12.48%
1   AllianceBernstein Small/Mid Cap Value Portfolio - Class
      A                                                         237,055  20.03   4,748,094       0.97%        1.40%       0.28%
1   AllianceBernstein U.S. Government/High Grade Securities
      Portfolio - Class A                                       378,673  17.51   6,629,544       4.61%        1.40%       3.39%
3   AllianceBernstein U.S. Government/High Grade Securities
      Portfolio - Class A                                           140  17.83       2,492       1.66%        1.25%       3.54%
4   AllianceBernstein U.S. Government/High Grade Securities
      Portfolio - Class B                                         6,744  17.13     115,528       4.69%        1.40%       3.13%
1   AllianceBernstein Utility Income Portfolio - Class A        130,570  34.79   4,541,987       2.25%        1.40%      20.64%
3   AllianceBernstein Utility Income Portfolio - Class A            249  33.98       8,459       2.16%        1.25%      20.83%
4   AllianceBernstein Value Portfolio - Class B                 323,400  14.23   4,601,179       1.27%        1.40%      -5.50%
1   BlackRock Basic Value V.I. Fund - Class I                     4,236  20.76      87,936       1.33%        1.40%       0.40%
1   BlackRock Global Allocation V.I. Fund - Class I               2,125  20.16      42,845       1.95%        1.40%      15.37%
1   BlackRock Global Growth V.I. Fund - Class I                   1,626  16.23      26,393       1.09%        1.40%      34.97%
1   BlackRock High Income V.I. Fund - Class I                     1,702  13.71      23,339       7.95%        1.40%       0.96%

                                   VA A - 43

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable annuity contracts and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2007 are as follows:

                                                                         Unit                 Investment     Expense    Total
Sub-accounts                                                      Units  Value  Net Assets Income Ratio (a) Ratio (b) Return (c)
------------                                                      ------ ------ ---------- ---------------- --------- ----------
1   BlackRock International Value V.I. Fund - Class I                 -- $21.23 $       --       0.00%        1.40%       8.79%
1   BlackRock Large Cap Core V.I. Fund - Class I                   1,309  20.05     26,252       1.01%        1.40%       6.83%
1   BlackRock Total Return V.I. Fund - Class I *                   4,958  14.28     70,793       4.74%        1.40%       2.19%
5   Delaware VIP Balanced Series - Standard Class                    401  33.43     13,420       5.67%        1.25%      -0.92%
5   Delaware VIP Capital Reserves Series - Standard Class          1,915  23.96     45,876       5.37%        1.25%       3.16%
5   Delaware VIP Cash Reserve Series - Standard Class              6,947  17.61    122,328       4.66%        1.25%       3.46%
5   Delaware VIP Growth Opportunities Series - Standard Class     14,328  39.91    571,817       0.00%        1.25%      11.55%
5   Delaware VIP High Yield Series - Standard Class                1,478  27.99     41,365       6.74%        1.25%       1.51%
5   Delaware VIP Value Series - Standard Class                    30,446  45.38  1,381,592       1.69%        1.25%      -3.94%
1   Dreyfus Stock Index Fund, Inc. - Initial Shares               49,483  22.09  1,092,979       1.70%        1.40%       3.78%
1   Dreyfus VIF Small Company Stock Portfolio - Initial Shares        --     --         --       0.00%        1.40%       8.44%
1   Fidelity VIP Asset Manager Portfolio - Initial Class          21,393  19.40    414,941       6.10%        1.40%      13.89%
1   Fidelity VIP Contrafund Portfolio - Initial Class             27,499  24.14    663,729       0.93%        1.40%      15.95%
1   Fidelity VIP Growth Portfolio - Initial Class                 71,218  20.63  1,469,542       0.83%        1.40%      25.19%
1   Fidelity VIP High Income Portfolio - Initial Class             8,740  12.91    112,861       8.01%        1.40%       1.35%
1   Fidelity VIP Investment Grade Bond Portfolio - Initial Class   7,816  17.17    134,233       4.53%        1.40%       2.89%
1   Fidelity VIP Money Market Portfolio - Initial Class           17,948  13.45    241,395       5.82%        1.40%       3.74%
1   Fidelity VIP Overseas Portfolio - Initial Class                3,004  22.51     67,608       3.36%        1.40%      15.67%
1   UBS U.S. Allocation Portfolio                                  3,528  17.78     62,730       2.69%        1.40%       0.76%
1   Van Eck Worldwide Emerging Markets Fund - Initial Class          968  29.00     28,070       0.32%        1.40%      35.69%
1   Van Eck Worldwide Hard Assets Fund - Initial Class             3,055  36.33    110,980       0.11%        1.40%      43.33%
6   Vanguard Dividend Growth Fund                                  1,724  16.06     27,673       1.84%        0.52%       6.44%
6   Vanguard Inflation-Protected Securities Fund                   5,248  12.63     66,282       7.42%        0.52%      11.01%
6   Vanguard LifeStrategy Income Fund                              3,584  12.75     45,683       4.05%        0.52%       6.15%
6   Vanguard VIF Balanced Portfolio                               19,875  15.70    312,065       2.83%        0.52%       7.79%
6   Vanguard VIF Capital Growth Portfolio                          4,630  16.82     77,887       0.45%        0.52%      11.89%
6   Vanguard VIF Diversified Value Portfolio                       4,106  17.67     72,548       1.68%        0.52%       3.39%
6   Vanguard VIF Equity Income Portfolio                           5,314  16.33     86,802       2.69%        0.52%       3.99%
6   Vanguard VIF Equity Index Portfolio                            2,296  15.12     34,723       1.59%        0.52%       4.83%
6   Vanguard VIF Growth Portfolio                                  4,627  14.06     65,073       0.52%        0.52%       9.64%
6   Vanguard VIF High Yield Bond Portfolio                         1,977  12.63     24,967       6.97%        0.52%       1.42%
6   Vanguard VIF International Portfolio                           6,306  22.73    143,334       1.96%        0.52%      16.80%
6   Vanguard VIF Mid-Cap Index Portfolio                           3,189  17.93     57,173       1.20%        0.52%       5.59%
6   Vanguard VIF Money Market Portfolio                            2,349  11.33     26,618       5.49%        0.52%       4.71%
6   Vanguard VIF REIT Index Portfolio                              3,718  17.74     65,953       2.60%        0.52%     -17.04%
6   Vanguard VIF Short-Term Investment-Grade Portfolio               382  11.45      4,374       4.49%        0.52%       5.47%
6   Vanguard VIF Small Company Growth Portfolio                    4,302  14.60     62,808       0.53%        0.52%       3.22%
6   Vanguard VIF Total Bond Market Index Portfolio                13,232  11.83    156,523       3.92%        0.52%       6.43%
6   Vanguard VIF Total Stock Market Index Portfolio               13,221  15.51    205,095       1.09%        0.52%       4.62%

                                   VA A - 44

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable annuity contracts and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2006 are as follows:

                                                                                             Investment
                                                                          Unit                 Income    Expense    Total
Sub-accounts                                                       Units  Value  Net Assets  Ratio (a)  Ratio (b) Return (c)
------------                                                      ------- ------ ----------- ---------- --------- ----------
1   AIM V.I. Capital Appreciation Fund - Series I                  23,081 $12.08 $   278,859    0.06%     1.40%      4.83%
1   AIM V.I. International Growth Fund - Series I                   9,494  18.32     173,922    0.97%     1.40%     26.46%
1   AllianceBernstein Americas Government Income Portfolio -
      Class A                                                     165,287  21.79   3,601,465    7.01%     1.40%      1.88%
1   AllianceBernstein Balanced Shares Portfolio - Class A *       391,817  27.53  10,786,209    2.43%     1.40%     10.24%
1   AllianceBernstein Balanced Shares Portfolio - Class A *         8,862  13.62     120,722    2.59%     1.40%     10.24%
3   AllianceBernstein Balanced Shares Portfolio - Class A *         2,259  21.80      49,234    2.40%     1.25%     10.40%
1   AllianceBernstein Global Bond Portfolio - Class A              66,390  17.07   1,133,161    1.51%     1.40%      3.51%
1   AllianceBernstein Global Bond Portfolio - Class A                 898  13.23      11,877    1.60%     1.40%      3.51%
1   AllianceBernstein Global Dollar Government Portfolio -  Class
      A                                                            59,498  36.29   2,158,982    5.34%     1.40%      8.48%
1   AllianceBernstein Global Technology Portfolio - Class A       481,040  17.02   8,188,195    0.00%     1.40%      7.13%
1   AllianceBernstein Global Technology Portfolio - Class A        13,781  15.31     211,025    0.00%     1.40%      7.13%
4   AllianceBernstein Global Technology Portfolio - Class B       235,058   6.57   1,544,496    0.00%     1.40%      6.88%
1   AllianceBernstein Growth and Income Portfolio - Class A       556,129  46.32  25,759,934    1.38%     1.40%     15.66%
1   AllianceBernstein Growth and Income Portfolio - Class A        16,586  29.27     485,568    1.49%     1.40%     15.66%
3   AllianceBernstein Growth and Income Portfolio - Class A         4,764  47.11     224,431    1.00%     1.25%     15.83%
4   AllianceBernstein Growth and Income Portfolio - Class B       244,250  45.47  11,106,538    1.13%     1.40%     15.36%
1   AllianceBernstein Growth Portfolio - Class A                  448,251  27.03  12,116,799    0.00%     1.40%     -2.45%
1   AllianceBernstein Growth Portfolio - Class A                   23,057  17.26     398,017    0.00%     1.40%     -2.45%
3   AllianceBernstein Growth Portfolio - Class A                       --  27.49          --    0.00%     1.25%     -2.30%
4   AllianceBernstein Growth Portfolio - Class B                  118,209  26.54   3,136,937    0.00%     1.40%     -2.61%
1   AllianceBernstein High Yield Portfolio - Class A              230,536  11.85   2,731,700    8.36%     1.40%      7.54%
1   AllianceBernstein International Growth Portfolio - Class A *  145,593  36.40   5,300,029    0.90%     1.40%     25.28%
1   AllianceBernstein International Research Growth Portfolio -
      Class A *                                                   282,859  22.63   6,400,110    0.41%     1.40%     24.70%
3   AllianceBernstein International Research Growth Portfolio -
      Class A *                                                     2,026  23.01      46,630    0.37%     1.25%     24.89%
1   AllianceBernstein International Value Portfolio - Class A     122,623  24.72   3,031,561    1.34%     1.40%     33.56%
1   AllianceBernstein Large Cap Growth Portfolio - Class A        484,962  31.01  15,040,186    0.00%     1.40%     -1.83%
1   AllianceBernstein Large Cap Growth Portfolio - Class A          7,624  13.34     101,700    0.00%     1.40%     -1.83%
3   AllianceBernstein Large Cap Growth Portfolio - Class A          2,678  31.54      84,464    0.00%     1.25%     -1.68%
4   AllianceBernstein Large Cap Growth Portfolio - Class B        437,935   7.58   3,321,567    0.00%     1.40%     -2.02%
1   AllianceBernstein Money Market Portfolio - Class A            152,670  13.22   2,017,761    4.25%     1.40%      2.77%
3   AllianceBernstein Money Market Portfolio - Class A                946  13.45      12,717    4.13%     1.25%      2.93%
4   AllianceBernstein Money Market Portfolio - Class B            114,601  12.97   1,486,559    3.70%     1.40%      2.52%
1   AllianceBernstein Real Estate Investment Portfolio - Class A  156,813  33.85   5,308,531    1.99%     1.40%     33.35%
3   AllianceBernstein Real Estate Investment Portfolio - Class A       35  34.36       1,210    0.14%     1.25%     33.55%
1   AllianceBernstein Small Cap Growth Portfolio - Class A        368,532  13.55   4,995,161    0.00%     1.40%      9.15%
1   AllianceBernstein Small Cap Growth Portfolio - Class A          2,131  13.20      28,130    0.00%     1.40%      9.15%
1   AllianceBernstein Small/Mid Cap Value Portfolio - Class A     269,033  19.97   5,373,424    0.41%     1.40%     12.83%
1   AllianceBernstein U.S. Government/High Grade Securities
      Portfolio - Class A                                         443,039  16.93   7,502,458    3.95%     1.40%      2.49%
3   AllianceBernstein U.S. Government/High Grade Securities
      Portfolio - Class A                                             642  17.22      11,051    4.01%     1.25%      2.65%
4   AllianceBernstein U.S. Government/High Grade Securities
      Portfolio - Class B                                           8,258  16.61     137,148    4.22%     1.40%      2.15%
1   AllianceBernstein Utility Income Portfolio - Class A          149,262  28.83   4,303,772    2.49%     1.40%     22.05%
3   AllianceBernstein Utility Income Portfolio - Class A              249  28.12       7,016    2.52%     1.25%     22.23%
4   AllianceBernstein Value Portfolio - Class B                   365,083  15.06   5,496,774    0.92%     1.40%     19.35%
1   BlackRock Basic Value V.I. Fund - Class I *                     5,826  20.68     120,453    1.67%     1.40%     20.18%
1   BlackRock Bond V.I. Fund - Class I *                            5,062  13.97      70,730    4.59%     1.40%      2.95%
1   BlackRock Global Allocation V.I. Fund - Class I *               4,452  17.47      77,793    2.75%     1.40%     14.92%
1   BlackRock Global Growth V.I. Fund - Class I *                   1,628  12.03      19,574    0.97%     1.40%     20.32%

                                   VA A - 45

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable annuity contracts and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2006 are as follows:

                                                                         Unit                 Investment     Expense    Total
Sub-accounts                                                      Units  Value  Net Assets Income Ratio (a) Ratio (b) Return (c)
------------                                                      ------ ------ ---------- ---------------- --------- ----------
1   BlackRock High Income V.I. Fund - Class I *                    1,704 $13.58 $   23,139       6.29%        1.40%      7.93%
1   BlackRock International Value V.I. Fund - Class I *            1,395  19.52     27,233       3.00%        1.40%     26.14%
1   BlackRock Large Cap Core V.I. Fund - Class I *                 1,311  18.77     24,600       0.95%        1.40%     13.15%
5   Delaware VIP Balanced Series - Standard Class                  2,846  33.74     96,016       2.48%        1.25%     14.76%
5   Delaware VIP Capital Reserves Series - Standard Class          4,062  23.23     94,356       3.24%        1.25%      3.27%
5   Delaware VIP Cash Reserve Series - Standard Class              6,949  17.02    118,267       4.38%        1.25%      3.19%
5   Delaware VIP Growth Opportunities Series - Standard Class     17,205  35.78    615,569       0.00%        1.25%      5.04%
5   Delaware VIP High Yield Series - Standard Class                1,496  27.57     41,263       7.03%        1.25%     11.06%
5   Delaware VIP Value Series - Standard Class                    34,145  47.24  1,612,927       1.52%        1.25%     22.56%
1   Dreyfus Stock Index Fund, Inc. - Initial Shares               57,768  21.28  1,229,459       1.60%        1.40%     13.90%
1   Dreyfus VIF Small Company Stock Portfolio - Initial Shares     6,410  15.75    100,951       0.00%        1.40%      9.43%
1   Fidelity VIP Asset Manager Portfolio - Initial Class          23,483  17.03    399,922       2.82%        1.40%      5.83%
1   Fidelity VIP Contrafund Portfolio - Initial Class             29,697  20.82    618,183       1.25%        1.40%     10.17%
1   Fidelity VIP Growth Portfolio - Initial Class                 76,733  16.48  1,264,747       0.40%        1.40%      5.37%
1   Fidelity VIP High Income Portfolio - Initial Class             9,656  12.74    123,032       8.77%        1.40%      9.69%
1   Fidelity VIP Investment Grade Bond Portfolio - Initial Class   9,597  16.69    160,177       4.39%        1.40%      2.90%
1   Fidelity VIP Money Market Portfolio - Initial Class           53,227  12.97    690,098       5.57%        1.40%      3.42%
1   Fidelity VIP Overseas Portfolio - Initial Class                3,256  19.46     63,354       1.04%        1.40%     16.44%
1   UBS U.S. Allocation Portfolio                                  7,397  17.64    130,515       3.02%        1.40%      9.75%
1   Van Eck Worldwide Emerging Markets Fund - Initial Class          655  21.37     14,005       0.78%        1.40%     37.56%
1   Van Eck Worldwide Hard Assets Fund - Initial Class             3,026  25.35     76,694       0.07%        1.40%     22.77%
6   Vanguard Dividend Growth Fund                                  1,829  15.08     27,583       1.90%        0.52%     18.96%
6   Vanguard Inflation-Protected Securities Fund                   1,517  11.38     17,262       7.13%        0.52%      2.22%
6   Vanguard LifeStrategy Income Fund                              3,918  12.01     47,046       3.87%        0.52%      7.37%
6   Vanguard VIF Balanced Portfolio                               21,748  14.57    316,781       2.77%        0.52%     14.37%
6   Vanguard VIF Capital Growth Portfolio                          2,178  15.03     32,735       0.65%        0.52%     11.05%
6   Vanguard VIF Diversified Value Portfolio                       3,463  17.09     59,190       1.92%        0.52%     18.26%
6   Vanguard VIF Equity Income Portfolio                           5,190  15.71     81,527       2.36%        0.52%     20.07%
6   Vanguard VIF Equity Index Portfolio                            2,550  14.43     36,792       1.34%        0.52%     15.11%
6   Vanguard VIF Growth Portfolio                                  3,020  12.83     38,734       0.35%        0.52%      1.39%
6   Vanguard VIF High Yield Bond Portfolio                         2,208  12.45     27,504       6.62%        0.52%      7.71%
6   Vanguard VIF International Portfolio                           6,750  19.46    131,349       1.19%        0.52%     26.09%
6   Vanguard VIF Mid-Cap Index Portfolio                           7,665  16.98    130,152       1.06%        0.52%     13.16%
6   Vanguard VIF Money Market Portfolio                            2,571  10.82     27,820       7.71%        0.52%      4.49%
6   Vanguard VIF REIT Index Portfolio                              6,038  21.38    129,108       2.18%        0.52%     34.23%
6   Vanguard VIF Short-Term Investment-Grade Portfolio               433  10.86      4,701       3.77%        0.52%      4.38%
6   Vanguard VIF Small Company Growth Portfolio                    4,791  14.15     67,768       0.36%        0.52%      9.64%
6   Vanguard VIF Total Bond Market Index Portfolio                14,378  11.11    159,807       3.91%        0.52%      3.77%
6   Vanguard VIF Total Stock Market Index Portfolio               14,701  14.83    217,990       0.93%        0.52%     14.93%

                                   VA A - 46

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable annuity contracts and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2005 are as follows:

                                                                                             Investment
                                                                          Unit                 Income    Expense    Total
Sub-accounts                                                       Units  Value  Net Assets  Ratio (a)  Ratio (b) Return (c)
------------                                                      ------- ------ ----------- ---------- --------- ----------
1   AIM V.I. Capital Appreciation Fund - Series I                  26,013 $11.53 $   299,808    0.06%     1.40%      7.33%
1   AIM V.I. International Growth Fund - Series I                  12,446  14.49     180,306    0.62%     1.40%     16.29%
1   AllianceBernstein Americas Government Income Portfolio -
      Class A                                                     193,590  21.39   4,140,523    6.42%     1.40%      7.16%
1   AllianceBernstein Global Bond Portfolio - Class A              74,283  16.49   1,224,824   10.82%     1.40%     -8.94%
1   AllianceBernstein Global Bond Portfolio - Class A                 996  12.78      12,721    9.04%     1.40%     -8.94%
1   AllianceBernstein Global Dollar Government Portfolio -
      Class A                                                      71,270  33.45   2,383,888    5.92%     1.40%      8.10%
1   AllianceBernstein Global Technology Portfolio - Class A *     652,116  15.89  10,361,291    0.00%     1.40%      2.42%
1   AllianceBernstein Global Technology Portfolio - Class A *      13,919  14.29     198,957    0.00%     1.40%      2.42%
2   AllianceBernstein Global Technology Portfolio - Class A *          --  15.82          --    0.00%     1.45%      2.37%
4   AllianceBernstein Global Technology Portfolio - Class B *     258,781   6.15   1,590,935    0.00%     1.40%      2.21%
1   AllianceBernstein Growth and Income Portfolio - Class A       677,861  40.05  27,147,119    1.46%     1.40%      3.41%
1   AllianceBernstein Growth and Income Portfolio - Class A        20,100  25.31     508,758    1.50%     1.40%      3.41%
2   AllianceBernstein Growth and Income Portfolio - Class A            --  39.88          --    0.00%     1.45%      3.36%
3   AllianceBernstein Growth and Income Portfolio - Class A         8,544  40.67     347,447    1.44%     1.25%      3.57%
4   AllianceBernstein Growth and Income Portfolio - Class B       263,674  39.42  10,393,153    1.32%     1.40%      3.15%
1   AllianceBernstein Growth Portfolio - Class A                  551,421  27.71  15,279,351    0.00%     1.40%     10.42%
1   AllianceBernstein Growth Portfolio - Class A                   23,842  17.70     421,894    0.00%     1.40%     10.42%
2   AllianceBernstein Growth Portfolio - Class A                       --  27.59          --    0.00%     1.45%     10.36%
3   AllianceBernstein Growth Portfolio - Class A                    1,047  28.14      29,463    0.00%     1.25%     10.58%
4   AllianceBernstein Growth Portfolio - Class B                  124,415  27.25   3,390,138    0.00%     1.40%     10.09%
1   AllianceBernstein High Yield Portfolio - Class A              267,837  11.02   2,951,178    8.01%     1.40%      0.37%
1   AllianceBernstein International Portfolio - Class A           319,485  18.14   5,796,862    0.49%     1.40%     17.51%
3   AllianceBernstein International Portfolio - Class A             2,225  18.43      40,997    0.47%     1.25%     17.69%
1   AllianceBernstein International Value Portfolio - Class A     122,895  18.51   2,274,889    0.58%     1.40%     15.17%
1   AllianceBernstein Large Cap Growth Portfolio - Class A *      636,739  31.59  20,114,477    0.00%     1.40%     13.55%
1   AllianceBernstein Large Cap Growth Portfolio - Class A *        8,365  13.59     113,657    0.00%     1.40%     13.55%
2   AllianceBernstein Large Cap Growth Portfolio - Class A *           --  31.46          --    0.00%     1.45%     13.49%
3   AllianceBernstein Large Cap Growth Portfolio - Class A *        4,629  32.08     148,478    0.00%     1.25%     13.72%
4   AllianceBernstein Large Cap Growth Portfolio - Class B *      467,092   7.74   3,615,710    0.00%     1.40%     13.25%
1   AllianceBernstein Money Market Portfolio - Class A            204,494  12.86   2,629,749    2.12%     1.40%      0.94%
3   AllianceBernstein Money Market Portfolio - Class A                947  13.06      12,364    2.33%     1.25%      1.09%
4   AllianceBernstein Money Market Portfolio - Class B            165,679  12.65   2,096,349    1.81%     1.40%      0.68%
1   AllianceBernstein Real Estate Investment Portfolio - Class A  184,057  25.39   4,672,404    3.26%     1.40%     10.12%
3   AllianceBernstein Real Estate Investment Portfolio - Class A    1,158  25.73      29,800    3.10%     1.25%     10.29%
1   AllianceBernstein Small Cap Growth Portfolio - Class A        416,401  12.42   5,170,853    0.00%     1.40%      3.78%
1   AllianceBernstein Small Cap Growth Portfolio - Class A          2,252  12.09      27,238    0.00%     1.40%      3.78%
1   AllianceBernstein Small/Mid Cap Value Portfolio - Class A *   288,254  17.70   5,102,466    0.72%     1.40%      5.43%
1   AllianceBernstein Total Return Portfolio - Class A            452,828  24.97  11,307,897    2.56%     1.40%      2.47%
1   AllianceBernstein Total Return Portfolio - Class A             10,316  12.36     127,470    2.61%     1.40%      2.47%
2   AllianceBernstein Total Return Portfolio - Class A                 --  24.87          --    0.00%     1.45%      2.41%
3   AllianceBernstein Total Return Portfolio - Class A              2,259  19.74      44,601    2.52%     1.25%      2.62%
1   AllianceBernstein U.S. Government/High Grade Securities
      Portfolio - Class A                                         535,007  16.52   8,839,594    2.97%     1.40%      0.56%
3   AllianceBernstein U.S. Government/High Grade Securities
      Portfolio - Class A                                             642  16.78      10,779    2.90%     1.25%      0.72%
4   AllianceBernstein U.S. Government/High Grade Securities
      Portfolio - Class B                                           9,174  16.26     149,163    2.72%     1.40%      0.34%
1   AllianceBernstein Utility Income Portfolio - Class A          174,397  23.62   4,120,102    2.11%     1.40%     14.45%
3   AllianceBernstein Utility Income Portfolio - Class A              250  23.01       5,755    2.12%     1.25%     14.62%
4   AllianceBernstein Value Portfolio - Class B                   383,892  12.62   4,842,807    1.31%     1.40%      4.02%

                                   VA A - 47

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

A summary of units outstanding, unit values, and net assets for the variable annuity contracts and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for the year ended December 31, 2005 are as follows:

                                                                                             Investment
                                                                           Unit                Income    Expense    Total
Sub-accounts                                                        Units  Value  Net Assets Ratio (a)  Ratio (b) Return (c)
------------                                                       ------- ------ ---------- ---------- --------- ----------
1   AllianceBernstein Worldwide Privatization Portfolio - Class A  179,303 $29.06 $5,210,136    0.44%     1.40%     19.16%
5   Delaware VIP Balanced Series - Standard Class                    4,144  29.40    121,845    2.23%     1.25%      2.40%
5   Delaware VIP Capital Reserves Series - Standard Class           10,231  22.49    230,118    4.11%     1.25%      0.54%
5   Delaware VIP Cash Reserve Series - Standard Class                6,951  16.49    114,646    2.83%     1.25%      1.44%
5   Delaware VIP Growth Opportunities Series - Standard Class       17,498  34.06    596,030    0.00%     1.25%     10.02%
5   Delaware VIP High Yield Series - Standard Class                  1,860  24.83     46,184    6.81%     1.25%      2.30%
5   Delaware VIP Value Series - Standard Class                      38,326  38.54  1,477,150    1.73%     1.25%      4.71%
1   Dreyfus Stock Index Fund, Inc. - Initial Shares                 75,835  18.69  1,417,052    1.55%     1.40%      3.24%
1   Dreyfus VIF Small Company Stock Portfolio - Initial Shares       7,895  14.39    113,631    0.00%     1.40%     -0.49%
1   Fidelity VIP Asset Manager Portfolio - Initial Class            27,417  16.09    441,208    2.97%     1.40%      2.60%
1   Fidelity VIP Contrafund Portfolio - Initial Class               38,596  18.90    729,281    0.28%     1.40%     15.32%
1   Fidelity VIP Growth Portfolio - Initial Class                   86,394  15.64  1,351,432    0.50%     1.40%      4.33%
1   Fidelity VIP High Income Portfolio - Initial Class               7,397  11.62     85,918   13.86%     1.40%      1.28%
1   Fidelity VIP Investment Grade Bond Portfolio - Initial Class    12,567  16.22    203,834    4.67%     1.40%      0.77%
1   Fidelity VIP Money Market Portfolio - Initial Class            108,476  12.54  1,359,907    2.98%     1.40%      1.60%
1   Fidelity VIP Overseas Portfolio - Initial Class                  5,157  16.71     86,171    0.62%     1.40%     17.40%
1   Mercury Basic Value V.I. Fund - Class I *                        5,832  17.20    100,332    1.37%     1.40%      1.51%
1   Mercury Core Bond V.I. Fund - Class I *                          5,172  13.57     70,201    4.95%     1.40%      0.60%
1   Mercury Global Allocation V.I. Fund - Class I *                  4,457  15.20     67,764    2.46%     1.40%      8.98%
1   Mercury Global Growth V.I. Fund - Class I *                      1,629  10.00     16,285    1.20%     1.40%     13.47%
1   Mercury High Current Income V.I. Fund - Class I *                3,518  12.58     44,262    8.71%     1.40%      0.13%
1   Mercury International Value V.I. Fund - Class I *                2,025  15.47     31,337    2.78%     1.40%     10.13%
1   Mercury Large Cap Core V.I. Fund - Class I *                     1,312  16.59     21,762    0.65%     1.40%     11.63%
1   UBS U.S. Allocation Portfolio                                   11,078  16.08    178,111    1.59%     1.40%      5.31%
1   Van Eck Worldwide Emerging Markets Fund - Initial Class          5,734  15.54     89,095    0.74%     1.40%     30.17%
1   Van Eck Worldwide Hard Assets Fund - Initial Class               3,848  20.65     79,437    0.31%     1.40%     49.57%
6   Vanguard Dividend Growth Fund                                    1,937  12.68     24,566    0.00%     0.52%      3.70%
6   Vanguard LifeStrategy Income Fund                                4,268  11.18     47,736    3.44%     0.52%      2.70%
6   Vanguard VIF Balanced Portfolio                                 16,264  12.74    207,147    2.52%     0.52%      6.28%
6   Vanguard VIF Capital Growth Portfolio                            2,307  13.54     31,232    0.56%     0.52%      7.12%
6   Vanguard VIF Diversified Value Portfolio                         3,886  14.45     56,153    1.63%     0.52%      7.06%
6   Vanguard VIF Equity Income Portfolio                             4,450  13.08     58,214    2.32%     0.52%      3.60%
6   Vanguard VIF Equity Index Portfolio                              1,964  12.53     24,616    1.77%     0.52%      4.25%
6   Vanguard VIF Growth Portfolio                                    2,951  12.65     37,329    0.43%     0.52%     10.92%
6   Vanguard VIF High Yield Bond Portfolio                           2,058  11.56     23,791    7.41%     0.52%      2.22%
6   Vanguard VIF International Portfolio                             7,918  15.43    122,203    0.93%     0.52%     15.71%
6   Vanguard VIF Mid-Cap Index Portfolio                             8,695  15.00    130,462    0.61%     0.52%     13.39%
6   Vanguard VIF Money Market Portfolio                              1,046  10.35     10,826    9.33%     0.52%      2.64%
6   Vanguard VIF REIT Index Portfolio                                7,227  15.93    115,128    2.11%     0.52%     11.26%
6   Vanguard VIF Short-Term Investment-Grade Portfolio                 487  10.40      5,061    3.29%     0.52%      1.72%
6   Vanguard VIF Small Company Growth Portfolio                      4,853  12.90     62,608    0.00%     0.52%      5.71%
6   Vanguard VIF Total Bond Market Index Portfolio                  14,408  10.71    154,324    1.86%     0.52%      1.87%
6   Vanguard VIF Total Stock Market Index Portfolio                 16,038  12.90    206,926    0.98%     0.52%      5.58%

                                   VA A - 48

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

Footnotes

    1 Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm, Gallery and GIVA products.

    2 Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.

    3  Profile product.

    4 Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B - 1 fees.

    5  Variable Annuity product.

    6  Vanguard SPIA product.

(a)These amounts represent the dividends, excluding capital gain distributions from mutual funds, received by the Sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that result in direct reduction in the unit value. The recognition of investment income by the Sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the Sub-account invests.

(b)These amounts represent the annualized contract expenses of the Account, consisting primarily of mortality and expense risk charges, for each year indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

(c)These amounts represent the total return for the years indicated, including changes in the value of the underlying Sub-account, and reflect deductions for those expenses that result in a direct reduction to unit values. The total return does not include contract charges deducted directly from account values. For the years ended December 31, 2009, 2008, 2007, 2006, and 2005, a total return was calculated using the initial unit value for the Sub-account if the Sub-account became an available investment option during the year and the underlying Fund was not available at the beginning of the year.

*  Fund Name Changes

2005

-  Effective May 1, 2005, Merrill Lynch funds were rebranded as Mercury funds.

- Effective May 2, 2005, AllianceBernstein Premier Growth Portfolio - Class A and AllianceBernstein Premier Growth Portfolio - Class B changed its name to AllianceBernstein Large Cap Growth Portfolio - Class A and AllianceBernstein Large Cap Growth Portfolio - Class B, respectively.

- Effective May 2, 2005, AllianceBernstein Small Cap Value Portfolio - Class A changed its name to AllianceBernstein Small/Mid Cap Value Portfolio - Class A.

- Effective May 2, 2005, AllianceBernstein Technology Portfolio - Class A and AllianceBernstein Technology Portfolio - Class B changed its name to AllianceBernstein Global Technology Portfolio - Class A and
   AllianceBernstein Global Technology Portfolio - Class B, respectively.

2006

- Effective February 1, 2006, AllianceBernstein International Portfolio - Class A changed its name to AllianceBernstein International Research Growth Portfolio - Class A.

- Effective February 1, 2006, AllianceBernstein Total Return Portfolio - Class A changed its name to AllianceBernstein Balanced Shares Portfolio - Class A.

- Effective February 1, 2006, AllianceBernstein Worldwide Privatization Portfolio - Class A changed its name to AllianceBernstein International Growth Portfolio - Class A.

- Effective October 2, 2006, Mercury funds changed their names to Black Rock funds.

- Effective October 2, 2006, Mercury Core Bond V.I. Fund - Class I changed its name to BlackRock Bond V.I. Fund - Class I.

- Effective October 2, 2006, Mercury High Current Income V.I. Fund - Class I changed its name to BlackRock High Income V.I. Fund - Class I.

2007

- Effective December 10, 2007, BlackRock Bond V.I. Fund - Class I changed its name to BlackRock Total Return V.I. Fund - Class I.

2008

- Effective April 25, 2008, AllianceBernstein U.S. Government/High Grade Securities Portfolio - Class A and AllianceBernstein U.S.Government/High Grade Securities Portfolio - Class B changed its name to AllianceBernstein Intermediate Bond Portfolio - Class A and AllianceBernstein Intermediate Bond Portfolio - Class B, respectively.

2009

- Effective April 15, 2009, Delaware VIP Capital Reserves Series - Standard Class changed its name to Delaware VIP Limited-Term Diversified Income Income Series - Standard Class.

- Effective May 1, 2009, AllianceBernstein Global Technology Portfolio - Class A and AllianceBernstein Global Technology - Class B changed their names to AllianceBernstein Global Thematic Growth Portfolio - Class A and AllianceBernstein Global Thematic Growth Portfolio - Class B, respectively.

                                   VA A - 49

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note H - Events Related to AIG

In September 2008, AIG entered into an $85 billion revolving credit facility (the "Fed Facility") and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("New York Fed"). Pursuant to the Fed Facility, on March 4, 2009, AIG issued 100,000 shares of Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and at an initial liquidation preference of $5.00 per share (the "Series C Preferred Stock") to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury. The Series C Preferred Stock is entitled to (i) participate in any dividends paid on the common stock, with the payments attributable to the Series C Preferred Stock being approximately 79.8 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as converted and (ii) to the extent permitted by law, vote with AIG's common stock on all matters submitted to AIG shareholders and hold approximately 79.8 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as converted. The Series C Preferred Stock will remain outstanding even if the Fed Facility is repaid in full or otherwise terminates. The Fed Facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the Fed Facility obligations and it has not pledged any assets to secure those obligations.

On March 2, 2009, AIG and the New York Fed announced their intent to enter into a transaction pursuant to which AIG will transfer to the New York Fed preferred equity interests in newly-formed special purpose vehicles ("SPVs"), in settlement of a portion of the outstanding balance of the Fed Facility. Each SPV will have (directly or indirectly) as its only asset 100 percent of the common stock of an operating subsidiary of AIG (American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited ("AIA") in one case and American Life Insurance Company ("ALICO") in the other). AIG expects to own the common interests of each SPV. In exchange for the preferred equity interests received by the New York Fed, there would be a concurrent substantial reduction in the outstanding balance and maximum available amount to be borrowed on the Fed Facility. On June 25, 2009, AIG and the New York Fed entered into definitive agreements with respect to these transactions. These transactions closed on December 1, 2009. In exchange for the preferred interests received by the New York Fed, there was a $25 billion reduction in the outstanding balance and maximum amount available to be borrowed under the Fed Facility.

On March 2, 2009, AIG and the New York Fed also announced their intent to enter into a securitization transaction pursuant to which AIG will issue to the New York Fed senior certificates in one or more newly-formed SPVs backed by inforce blocks of life insurance policies in settlement of a portion of the outstanding balance of the Fed Facility. This transaction is no longer being pursued by AIG.

On April 17, 2009, AIG entered into an exchange agreement with the U.S. Department of the Treasury pursuant to which, among other things, the U.S. Department of the Treasury exchanged 4,000,000 shares of the Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock") for 400,000 shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series E Preferred Stock"). The exchange agreement permits the U.S. Department of the Treasury in certain circumstances to exchange a 10-year warrant to purchase 2,689,938.3 shares of common stock (the "Warrant") for 2,689,938.3 shares of Series C Preferred Stock. The Series D Preferred Stock and the Warrant were issued and sold by AIG pursuant to an agreement entered into on November 25, 2008, with the U.S. Department of the Treasury.


                                   VA A - 50

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note H - Events Related to AIG - Continued

On April 17, 2009, AIG and the New York Fed amended the terms of the Fed Facility to, among other things, remove the minimum 3.5 percent LIBOR rate. AIG also entered into a purchase agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Department of the Treasury 300,000 shares of Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series F Preferred Stock"), each share with a zero initial liquidation preference, and a warrant to purchase up to 150 shares of common stock, par value $2.50 per share. Pursuant to the purchase agreement, the U.S. Department of the Treasury has committed for five years to provide immediately available funds in an amount up to $29.835 billion so long as (i) AIG is not a debtor in a pending case under Title 11 of the United States Code and (ii) the AIG Credit Facility Trust and the U.S. Department of the Treasury in the aggregate own more than 50 percent of the aggregate voting power of AIG's voting securities. The liquidation preference of AIG's Series F Preferred Stock will increase, on a pro rata basis, by the amount of any draw down on the commitment. The amount of funds available under the commitment will be decreased by the aggregate amount of financial assistance that the U.S. Department of the Treasury provides to AIG, its subsidiaries or any special purpose vehicle established by or for the benefit of AIG or any of its subsidiaries after April 17, 2009, unless otherwise specified by the U.S. Department of the Treasury, in its sole discretion, under the terms of such financial assistance.

Since September 2008, AIG has been working to protect and enhance the value of its key businesses, execute an orderly asset disposition plan and position itself for the future. AIG continually reassesses this plan to maximize value while maintaining flexibility in its liquidity and capital, and expects to accomplish these objectives over a longer time frame than originally contemplated. AIG has decided to retain the companies included in its Life Insurance & Retirement Services operations (including the Company and its subsidiaries) and will continue to own these companies for the foreseeable future.

In connection with the preparation of its annual report on Form 10-K for the fiscal year ended December 31, 2009, management of AIG assessed whether AIG has the ability to continue as a going concern for the next twelve months. Based on the U.S. government's continuing commitment, the already completed transactions and the other expected transactions with the New York Fed, plans of AIG's management to stabilize AIG's businesses and dispose of certain assets, and after consideration of the risks and uncertainties of such plans, management of AIG believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations during this period. It is possible that the actual outcome of one or more of the plans of AIG's management could be materially different, or that one or more of the significant judgments or estimates of AIG's management about the potential effects of these risks and uncertainties could prove to be materially incorrect, or that the transactions with the New York Fed previously discussed fail to achieve the desired objectives. If one or more of these possible outcomes is realized and financing is not available, AIG may need additional U.S. government support to meet its obligations as they come due. Without additional support from the U.S. government, in the future there could be substantial doubt about AIG's ability to continue as a going concern. If AIG were not able to continue as a going concern, management believes this could have a material effect upon the Company and its operations.

On March 1, 2010, AIG announced a definitive agreement for the sale of the AIA Group, Limited, one of the world's largest pan-Asian life insurance companies, to Prudential plc for approximately $35.5 billion, including approximately $25 billion in cash, $8.5 billion in face value of equity and equity-linked securities, and $2.0 billion in face value of preferred stock of Prudential plc, subject to closing adjustments. The cash portion of the proceeds from the sale will be used to redeem the preferred interests of the special purpose vehicle held by the New York Fed with a liquidation preference of approximately $16 billion and to repay approximately $9 billion under the Fed Facility.

On March 8, 2010, AIG announced a definitive agreement for the sale of American Life Insurance Company, one of the world's largest and most diversified international life insurance companies, to MetLife, Inc. (MetLife) for approximately $15.5 billion, including $6.8 billion in cash and the remainder in equity securities of MetLife, subject to closing adjustments. The cash portion of the proceeds from this sale will be used to reduce the liquidation preference of the preferred interests of the special purpose vehicle held by the New York Fed.


                                   VA A - 51

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note H - Events Related to AIG - Continued

American International Group closed the sale of a portion of its asset management business to Pacific Century Group at the end of March 2010, and the divested portion of the asset management business has been branded as PineBridge Investments. In connection with the closing of the sale, the Company's investment advisory agreement previously entered into with AIG Global Investment Corp. was assigned to AIG Asset Management (U.S.), LLC ("AMG"), an American International Group affiliate, and the majority of the Company's invested assets are currently managed by AMG.

Additional information on AIG is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding AIG as described above is qualified by regulatory filings AIG files from time to time with the SEC.


                                   VA A - 52

                             FINANCIAL STATEMENTS

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                       DECEMBER 31, 2009, 2008 AND 2007

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                             FINANCIAL STATEMENTS

                                   CONTENTS

  Report of Independent Registered Public Accounting Firm............... F - 1

  Audited Financial Statements

  Balance Sheets........................................................ F - 2
  Statements of Income (Loss)........................................... F - 4
  Statements of Comprehensive Income (Loss)............................. F - 5
  Statements of Shareholder's Equity.................................... F - 6
  Statements of Cash Flows.............................................. F - 7
  Notes to Financial Statements......................................... F - 9

[LOGO] PRICEWATERHOUSECOOPERS LLP

                                                     PRICEWATERHOUSECOOPERS LLP
                                                                 1201 LOUISIANA
                                                                     SUITE 2900
                                                          HOUSTON TX 77002-5678
                                                       TELEPHONE (713) 356 4000
                                                       FACSIMILE (713) 356 4717

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of The United States Life Insurance Company in the City of New York

In our opinion, the accompanying balance sheets and the related statements of income (loss), of comprehensive income (loss), of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of The United States Life Insurance Company in the City of New York (the "Company"), an indirect, wholly-owned subsidiary of American International Group, Inc., at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for other-than-temporary impairments of fixed maturity securities as of April 1, 2009.

PRICEWATERHOUSECOOPERS LLP

April 30, 2010

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                                BALANCE SHEETS

                                                            DECEMBER 31
                                                       ---------------------
                                                          2009       2008
                                                       ---------- ----------
                                                          (In Thousands)
    ASSETS
    Investments:
       Fixed maturity securities, available for sale,
         at fair value (cost: $3,772,146 in 2009 and
         $3,574,933 in 2008).......................... $3,736,716 $3,373,776
       Fixed maturity securities, trading, at fair
         value........................................     13,356     13,803
       Equity securities, available for sale, at fair
         value (cost: $7,138 in 2009 and $8,557 in
         2008)........................................      9,648      8,399
       Mortgage and other loans receivable (net of
         allowance: $4,435 in 2009 and $0 in 2008)....    349,089    368,438
       Policy loans...................................    210,627    208,856
       Other long-term investments....................      9,377     17,530
       Short-term investments.........................    423,737    126,545
                                                       ---------- ----------
    Total investments.................................  4,752,550  4,117,347

    Cash..............................................     12,878     13,892
    Notes receivable from affiliates..................    129,422    139,385
    Receivable from affiliates........................        318      4,318
    Accrued investment income.........................     46,011     51,673
    Accounts and premiums receivable..................     80,448    102,968
    Reinsurance recoverable - paid losses.............     21,318     21,994
    Reinsurance recoverable - unpaid losses...........    243,733    270,167
    Deferred acquisition costs........................    279,586    377,624
    Income taxes receivable...........................    109,494    175,669
    Separate account assets, at fair value............      1,903      2,154
    Other assets......................................     20,794     27,482
                                                       ---------- ----------
    Total assets...................................... $5,698,455 $5,304,673
                                                       ========== ==========

                See accompanying notes to financial statements.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                                                                                           DECEMBER 31
                                                                                     ----------------------
                                                                                        2009        2008
                                                                                     ----------  ----------
                                                                                      (In Thousands, except
                                                                                           share data)
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
   Policyholder contract deposits................................................... $2,055,600  $2,101,456
   Future policy benefits...........................................................  1,561,890   1,619,418
   Other policyholders' funds.......................................................    346,035     299,171
   Policy and contract claims.......................................................    746,666     801,843
   Payable to affiliates............................................................        554       2,324
   Reinsurance payable..............................................................     41,482      48,741
   Separate account liabilities.....................................................      1,903       2,154
   Other liabilities................................................................    146,349     147,625
                                                                                     ----------  ----------
Total liabilities...................................................................  4,900,479   5,022,732
                                                                                     ----------  ----------
Commitments and Contingent Liabilities (Note 11)

Shareholder's equity:
   Common stock, $2 par value, 1,980,658 shares authorized, issued, and outstanding.      3,961       3,961
   Additional paid-in capital.......................................................    987,097     836,369
   Accumulated deficit..............................................................   (175,544)   (450,715)
   Accumulated other comprehensive loss.............................................    (17,538)   (107,674)
                                                                                     ----------  ----------
Total shareholder's equity..........................................................    797,976     281,941
                                                                                     ----------  ----------
Total liabilities and shareholder's equity.......................................... $5,698,455  $5,304,673
                                                                                     ==========  ==========

                See accompanying notes to financial statements.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                          STATEMENTS OF INCOME (LOSS)

                                                                                                   YEAR ENDED DECEMBER 31
                                                                                              -------------------------------
                                                                                                2009       2008       2007
                                                                                              --------  ---------  ----------
                                                                                                       (In Thousands)
Revenues:
   Premiums and other considerations......................................................... $423,146  $ 517,057  $  552,975
   Net investment income.....................................................................  305,790    312,331     315,059
   Net realized investment losses:
       Total other-than-temporary impairments on available for sale securities...............  (72,595)  (515,832)    (31,799)
       Portion of other-than-temporary impairments on available for sale fixed maturity
         securities recognized in accumulated other comprehensive income (loss)..............   (5,474)        --          --
                                                                                              --------  ---------  ----------
       Net other-than-temporary impairments on available for sale fixed maturities
         recognized in net income (loss).....................................................  (78,069)  (515,832)    (31,799)
       Other realized investment gains (losses)..............................................    6,692   (403,096)    (23,362)
                                                                                              --------  ---------  ----------
          Total net realized investment losses...............................................  (71,377)  (918,928)    (55,161)
   Insurance charges.........................................................................  183,188    181,872     170,736
   Gain on reinsurance settlement............................................................       --         --      32,935
   Other.....................................................................................       82      1,101          90
                                                                                              --------  ---------  ----------
Total revenues...............................................................................  840,829     93,433   1,016,634
                                                                                              --------  ---------  ----------
Benefits and expenses:
   Policyholder benefits.....................................................................  414,083    498,104     445,107
   Interest credited on policyholder contract deposits.......................................  142,477    147,919     143,182
   Amortization of deferred policy acquisition costs.........................................   42,349      4,413      97,619
   Operating costs and expenses..............................................................  186,754    199,048     172,091
                                                                                              --------  ---------  ----------
Total benefits and expenses..................................................................  785,663    849,484     857,999
                                                                                              --------  ---------  ----------
Income (loss) before income taxes............................................................   55,166   (756,051)    158,635
Income taxes expense (benefit):
   Current...................................................................................   15,336   (142,629)    122,914
   Deferred..................................................................................    8,623    175,370     (64,184)
                                                                                              --------  ---------  ----------
Total income taxes...........................................................................   23,959     32,741      58,730
                                                                                              --------  ---------  ----------
Net income (loss)............................................................................ $ 31,207  $(788,792) $   99,905
                                                                                              ========  =========  ==========

                See accompanying notes to financial statements.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                   STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                    YEAR ENDED DECEMBER 31
                                               -------------------------------
                                                  2009       2008       2007
                                               ---------  ---------  ---------
                                                        (In Thousands)
 Net income (loss)............................ $  31,207  $(788,792) $  99,905
                                               ---------  ---------  ---------
 Other comprehensive gain (loss):
    Net unrealized gains (losses) of fixed
      maturity investments on which
      other-than-temporary credit impairments
      were taken - net of reclassification....    49,083         --         --
    Deferred income tax (expense) benefit on
      above changes...........................   (17,179)        --         --
    Net unrealized gains (losses) on all
      other invested assets arising during
      the current period - net of
      reclassification adjustments............   421,881   (160,335)  (132,832)
    Deferred income tax (expense) benefit on
      above changes...........................  (144,463)    56,117     46,504
    Adjustment to deferred policy acquisition
      costs...................................   (73,563)    42,234     15,853
    Deferred income tax benefit (expense) on
      above changes...........................    25,747    (14,782)    (5,549)
                                               ---------  ---------  ---------
    Other comprehensive gain (loss)...........   261,506    (76,766)   (76,024)
                                               ---------  ---------  ---------
 Comprehensive income (loss).................. $ 292,713  $(865,558) $  23,881
                                               =========  =========  =========

                See accompanying notes to financial statements.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                      STATEMENTS OF SHAREHOLDER'S EQUITY

                                                            YEAR ENDED DECEMBER 31
                                                        ------------------------------
                                                           2009       2008      2007
                                                        ---------  ---------  --------
                                                                (In Thousands)
Common stock:
   Balance at beginning and end of year................ $   3,961  $   3,961  $  3,961
                                                        ---------  ---------  --------
Additional paid-in capital:
   Balance at beginning of year........................   836,369    527,274   525,077
   Capital contributions (see Note 12).................   150,728    309,095     2,197
                                                        ---------  ---------  --------
   Balance at end of year..............................   987,097    836,369   527,274
                                                        ---------  ---------  --------
Retained earnings (accumulated deficit):
   Balance at beginning of year........................  (450,715)   338,077   242,296
   Cumulative effect of accounting change, net of tax..   243,964         --    (4,124)
   Net income (loss)...................................    31,207   (788,792)   99,905
                                                        ---------  ---------  --------
   Balance at end of year..............................  (175,544)  (450,715)  338,077
                                                        ---------  ---------  --------
Accumulated other comprehensive loss:
   Balance at beginning of year........................  (107,674)   (30,908)   45,116
   Cumulative effect of accounting change, net of tax..  (171,370)        --        --
   Other comprehensive gain (loss).....................   261,506    (76,766)  (76,024)
                                                        ---------  ---------  --------
   Balance at end of year..............................   (17,538)  (107,674)  (30,908)
                                                        ---------  ---------  --------
Total shareholder's equity............................. $ 797,976  $ 281,941  $838,404
                                                        =========  =========  ========

                See accompanying notes to financial statements.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                           STATEMENTS OF CASH FLOWS

                                                                                                YEAR ENDED DECEMBER 31
                                                                                          ---------------------------------
                                                                                             2009        2008        2007
                                                                                          ---------  -----------  ---------
                                                                                                    (In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)........................................................................ $  31,207  $  (788,792) $  99,905
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Change in fixed maturities, trading...................................................    (2,707)       3,797         --
   Change in accounts and premiums receivable............................................    22,520       12,862     (3,773)
   Change in future policy benefits and other policy claims..............................  (268,587)    (242,997)  (190,097)
   Interest credited on policyholder contracts...........................................   142,477      147,919    143,182
   Change in workers' compensation claim reserve, net....................................    (9,207)      31,146     31,486
   Amortization of policy acquisition costs..............................................    42,349        4,413     60,313
   Policy acquisition costs deferred.....................................................   (17,874)     (37,853)   (64,122)
   Provision for current income tax expense..............................................       655     (198,175)    48,564
   Provision for deferred income tax expense.............................................    28,305      175,370    (64,554)
   Depreciation and amortization.........................................................   (21,517)      (7,492)    (6,259)
   Change in indebtedness to/from affiliates.............................................     2,230       (4,925)      (854)
   Change in reinsurance balances........................................................    19,851        9,030     31,039
   Net realized losses...................................................................    71,377      918,928     55,161
   Other, net............................................................................   (63,555)      18,536    (16,228)
                                                                                          ---------  -----------  ---------
Net cash (used in) provided by operating activities......................................   (22,476)      41,767    123,763
                                                                                          ---------  -----------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of: Fixed maturity and equity securities.......................................  (444,908)    (352,233)  (775,480)
               Mortgages.................................................................   (15,731)     (13,435)   (55,638)
               Other investments.........................................................  (964,233)    (817,733)  (864,070)
Sales of:     Fixed maturity and equity securities.......................................   240,365      264,889    442,951
               Mortgages.................................................................    33,642       11,471     32,611
               Other investments.........................................................   670,873      740,237    725,942
Redemptions and maturities of fixed maturity and equity securities.......................   281,512      118,992    154,830
Change in securities lending collateral..................................................      (376)     972,941   (651,572)
                                                                                          ---------  -----------  ---------
Net cash (used in) provided by investing activities......................................  (198,856)     925,129   (990,426)
                                                                                          ---------  -----------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder contract deposits...........................................................   194,065      201,432    237,635
Policyholder contract withdrawals........................................................  (124,475)    (107,545)  (139,121)
Change in securities lending payable.....................................................        --   (1,362,370)   758,164
Capital contributions from parent........................................................   150,728      309,095      2,197
                                                                                          ---------  -----------  ---------
Net cash provided by (used in) financing activities......................................   220,318     (959,388)   858,875
                                                                                          ---------  -----------  ---------
(Decrease) increase in cash..............................................................    (1,014)       7,508     (7,788)
Cash at beginning of year................................................................    13,892        6,384     14,172
                                                                                          ---------  -----------  ---------
Cash at end of year...................................................................... $  12,878  $    13,892  $   6,384
                                                                                          =========  ===========  =========

                See accompanying notes to financial statements.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                                                YEAR ENDED DECEMBER 31
                                               ------------------------
                                                 2009    2008    2007
                                               -------  ------- -------
                                                    (In Thousands)
         SUPPLEMENTAL CASH FLOW INFORMATION
         Income taxes paid.................... $14,681  $55,546 $74,350
         Interest received.................... $  (107) $    -- $    --
         Non-cash activity:
         Other various non-cash contributions. $   728  $    -- $    --

                See accompanying notes to financial statements.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

The United States Life Insurance Company in the City of New York (the
"Company") is a wholly-owned subsidiary of AGC Life Insurance Company (the "Parent") and its ultimate parent is American International Group, Inc. ("AIG").

The Company offers a broad portfolio of individual life and annuity products as well as group insurance. The individual life and annuity products include universal life, variable universal life, term, whole life and interest sensitive whole life as well as fixed annuities. These individual life and annuity products are sold primarily to affluent markets, generally through independent general agencies and producers as well as financial institutions. The Company also provides products for certain international markets and other target markets through lower cost distribution channels.

Group insurance products include group life, accidental death & dismemberment ("AD&D"), dental, excess major medical, vision and disability coverage and are sold through independent general agents and producers as well as third party administrators. These products are marketed nationwide to employers, professional and affinity associations.

The Company's credit products are credit life and credit accident and health policies that provide payments on loans if a borrower dies or becomes disabled.

The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government and policies of state and other regulatory authorities. The level of sales of the Company's insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing insurance products. The financial condition of AIG and rating downgrades that occurred late in the third quarter of 2008 and AIG's restructuring plan and related events described in Note 14 below (collectively, the "AIG Events") have also impacted the Company's operations. The Company is exposed to the risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risks. Continuing volatility in the credit markets may result in additional other-than-temporary impairments relating to the Company's fixed income investments. The Company controls its exposure to these risks by, among other things, closely monitoring and limiting prepayments and extension risk in its portfolio; maintaining a large percentage of its portfolio in liquid securities; engaging in a disciplined process of underwriting; and reviewing and monitoring credit risk. The Company also is exposed to market risk, as market volatility may result in reduced fee income on variable product assets held in separate accounts. Although management expects to be able to achieve its plans, no assurance can be given that one or more of the risks described above will not result in material adverse effects on the Company's financial position, results of operations or statutory capital and surplus.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 PREPARATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Certain prior period items have been reclassified to conform to the current period's presentation.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.1 PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. The Company considers that its accounting policies that are most dependent on the application of estimates and assumptions, and therefore viewed as critical accounting estimates, are those relating to items considered by management in the determination of:

    .  future policy benefits for life and accident and health contracts;

    .  recoverability of deferred policy acquisition costs ("DAC");

    .  estimated gross profits ("EGP") for investment-oriented products;

    .  other-than-temporary impairments;

    .  liabilities for legal contingencies;

    . estimates with respect to income taxes, including recoverability of deferred tax assets; and

    . fair value measurements of certain financial assets and liabilities, including the Company's economic interest in Maiden Lane II LLC ("ML II"), a Delaware limited liability company whose sole member is the Federal Reserve Bank of New York ("New York Fed"). See Note 3 herein.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, the Company's financial condition, results of operations and cash flows could be materially affected.

2.2 INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements are both long-duration and short-duration contracts.

Long-duration contracts include traditional whole life, term life, endowment, universal life, variable universal life, fixed annuity, limited payment and investment contracts. These contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most contracts issued by the Company in the future allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

Short-duration contracts include group life, dental, vision, AD&D, excess major medical and disability policies. These contracts provide insurance protection for a fixed period of short duration and enables the insurer to cancel or adjust the provisions of the contract at the end of any contract period, such as adjusting the amount of premiums charged or coverage provided. Credit contracts are considered short-duration contracts.

2.3 PARTICIPATING POLICY CONTRACTS

Participating life insurance accounted for approximately 20.87 percent of life insurance in force at December 31, 2009.

Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $2.6 million, $3.4 million and $3.2 million in 2009, 2008 and 2007, respectively, and are included in death and other benefits in the statements of income.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.4 INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

Fixed maturity and equity securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, net of deferred taxes and an adjustment to DAC, are recorded as a separate component of accumulated other comprehensive income (loss), within shareholder's equity. Realized gains and losses on the sale of investments are recognized in income at the date of sale and are determined by using the specific cost identification method.

Interest on fixed maturity securities is recorded as income when earned and is adjusted for any amortization of premium or accretion of discount. Premiums and discounts arising from the purchase of bonds classified as available for sale are treated as yield adjustments over their estimated lives, until maturity, or call date, if applicable. Dividend income on equity securities is generally recognized as income on the ex-dividend date.

Fixed maturity and equity securities classified as trading securities are carried at fair value. Trading securities include the Company's economic interest in ML II, which is carried at fair value. For discussion on ML II, see Notes 2.1, 6 and 7. Realized and unrealized gains and losses on trading securities are reported in net investment income.

EVALUATING INVESTMENTS FOR OTHER-THAN-TEMPORARY IMPAIRMENTS

On April 1, 2009, the Company adopted prospectively a new accounting standard addressing the evaluation of fixed maturity securities for other-than-temporary impairments. These requirements have significantly altered the Company's policies and procedures for determining impairment charges recognized through earnings. The new standard requires a company to recognize the credit component (a credit impairment) of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The new standard also changes the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold the security until recovery and requires additional disclosures. A credit impairment, which is recognized in earnings when it occurs, is the difference between the amortized cost of the fixed maturity security and the estimated present value of cash flows expected to be collected (recovery value), as determined by management. The difference between fair value and amortized cost that is not related to a credit impairment is recognized as a separate component of accumulated other comprehensive income (loss). The Company refers to both credit impairments and impairments recognized as a result of intent to sell as "impairment charges". The impairment model for equity securities was not affected by the new standard.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.4 INVESTMENTS (CONTINUED)

IMPAIRMENT POLICY -- EFFECTIVE APRIL 1, 2009 AND THEREAFTER

FIXED MATURITY SECURITIES

If the Company intends to sell a fixed maturity security or it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis and the fair value of the security is below amortized cost, an other-than-temporary impairment has occurred and the amortized cost is written down to current fair value, with a corresponding charge to earnings.

For all other fixed maturity securities for which a credit impairment has occurred, the amortized cost is written down to the estimated recovery value with a corresponding charge to earnings. Changes in fair value compared to recovery value, if any, is charged to unrealized appreciation (depreciation) of fixed maturity investments on which other-than-temporary credit impairments were taken (a component of accumulated other comprehensive income (loss)).

When assessing the Company's intent to sell a fixed maturity security, or if it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis, management evaluates relevant facts and circumstances including, but not limited to, decisions to reposition the Company's investment portfolio, sale of securities to meet cash flow needs and sales of securities to capitalize on favorable pricing.

The Company considers severe price declines and the duration of such price declines in its assessment of potential credit impairments. The Company also modifies its modeled outputs for certain securities when it determines that price declines are indicative of factors not comprehended by the cash flow models.

In periods subsequent to the recognition of an other-than-temporary impairment charge for available for sale fixed maturity securities that is not foreign exchange related, the Company generally prospectively accretes into income the difference between the new amortized cost and the expected undiscounted recovery value over the remaining expected holding period of the security.

In assessing whether a credit impairment has occurred for a structured fixed maturity security, the Company performs evaluations of expected future cash flows. Certain critical assumptions are made with respect to the performance of the securities.

When estimating future cash flows for a structured fixed maturity security (e.g. Residential mortgage-backed securities ("RMBS"), Commercial mortgage-backed securities ("CMBS"), Collateralized debt obligations ("CDO"), Asset backed securities ("ABS")) management considers historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and priority of payment structure of the security. In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by asset class:

    .  Current delinquency rates;

    .  Expected default rates and timing of such defaults;

    .  Loss severity and timing of any such recovery;

    .  Expected prepayment speeds; and

    .  Ratings of securities underlying structured products.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.4 INVESTMENTS (CONTINUED)

FIXED MATURITY SECURITIES (CONTINUED)

For corporate, municipal and sovereign fixed maturity securities determined to be credit impaired, management considers the fair value as the recovery value when available information does not indicate that another value is more relevant or reliable. When management identifies information that supports a recovery value other than the fair value, the determination of a recovery value considers scenarios specific to the issuer and the security, and may be based upon estimates of outcomes of corporate restructurings, political and macro economic factors, stability and financial strength of the issuer, the value of any secondary sources of repayment and the disposition of assets.

EQUITY SECURITIES

The impairment model for equity securities and other cost and equity method investments was not affected by the adoption of the new accounting standard related to the other-than-temporary impairments in the second quarter of 2009. The Company continues to evaluate its available for sale equity securities, equity method and cost method investments for impairment by considering such securities as candidates for other-than-temporary impairment if they meet any of the following criteria:

    . The security has traded at a significant (25 percent or more) discount to cost for an extended period of time (nine consecutive months or longer);

    . A discrete credit event has occurred resulting in (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

    . The Company has concluded that it may not realize a full recovery on its investment, regardless of the occurrence of one of the foregoing events.

The determination that an equity security is other-than-temporarily impaired requires the judgment of management and consideration of the fundamental condition of the issuer, its near-term prospects and all the relevant facts and circumstances. The above criteria also consider circumstances of a rapid and severe market valuation declines in which the Company could not reasonably assert that the impairment period would be temporary (severity losses).

FIXED MATURITY SECURITIES IMPAIRMENT POLICY -- PRIOR TO APRIL 1, 2009

In all periods prior to April 1, 2009, the Company assessed its ability to hold any fixed maturity available for sale security in an unrealized loss position to its recovery at each balance sheet date. The decision to sell any such fixed maturity security classified as available for sale reflected the judgment of the Company's management that the security sold was unlikely to provide, on a relative value basis, as attractive a return in the future as alternative securities entailing comparable risks. With respect to distressed securities, the sale decision reflected management's judgment that the risk-adjusted ultimate recovery was less than the value achievable on sale.

In those periods, the Company evaluated its fixed maturity securities for other-than-temporary impairments with respect to valuation as well as credit.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.4 INVESTMENTS (CONTINUED)

FIXED MATURITY SECURITIES IMPAIRMENT POLICY -- PRIOR TO APRIL 1, 2009
(CONTINUED)

After a fixed maturity security had been identified as other-than-temporarily impaired, the amount of such impairment was determined as the difference between fair value and amortized cost and the entire amount was recorded as a charge to earnings.

MORTGAGE AND OTHER LOANS RECEIVABLE

Mortgage and other loans receivable includes mortgage loans on real estate, collateral, commercial and guaranteed loans. Mortgage loans are classified as loans held for investment.

Mortgage Loans Held for Investment

Loans classified as "held for investment" are those that the Company has the intent and ability to hold for the foreseeable future, or until maturity or payoff. Mortgage loans held for investment are carried at unpaid principal balances less valuation allowances and deferred fees or expenses and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on such loans is accrued as earned. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income in the statements of income (loss). Non-refundable loan origination fees and certain incremental direct origination costs are offset and the resulting net amount is deferred and amortized in net investment income (or expense) over the life of the related loan as an adjustment of the loan's yield. Loan commitment fees are generally deferred and recognized in net investment income (expense) as an adjustment of yield over the related life of the loan or upon expiration of the commitment if the commitment expires unexercised.

Valuation Allowance

An allowance for mortgage and other loans receivable is based on certain risk factors and recognized when collection of all amounts due under the contractual terms is not probable. There are two components of allowance for loan loss:
(i) individual loans that are specifically reserved ("specific loan loss allowance") and (ii) groups of loans that have specific characteristics indicating a probable loss although the loss cannot be determined for any individual loan in the group ("segment loan loss allowance").

A specific loan loss allowance is determined based on the fair value of the collateral supported by an internal cash flow analysis, third party broker opinion of value or a third party appraisal report. The allowance amount is calculated as the excess of book value of the individual loan over the fair value of its collateral, net of a sales cost estimate.

The Company segregates pools of loans with higher risk profile from the mortgage loan portfolio to determine a segment loan loss allowance, using factors such as vintage, maturity date, debt service coverage ratio ("DSCR"), loan to value ("LTV") and type of loan. The Company reviews and revises these key assumptions on a quarterly basis based on an analysis of market conditions. The appraised value of the collateral of the loans with higher risk profile is then reduced by a percentage, which is based on current market conditions. To the extent that the reduced appraised value of the collateral with higher risk profile is lower than its book value, an allowance is recorded. Loans with specific loan loss allowance are excluded from the segment loan loss allowance.

Additions or reductions to the allowance for loan losses are made through charges or credits to realized investment gains (losses) in the statements of income (loss).

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.4 INVESTMENTS (CONTINUED)

POLICY LOANS

Policy loans are carried at unpaid principal amount. There is no allowance for policy loans because these loans serve to reduce the death benefit paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

PARTNERSHIPS AND OTHER INVESTED ASSETS

Partnerships in which AIG holds less than a five percent interest are carried at fair value and the change in fair value is recognized as a component of accumulated other comprehensive income (loss). With respect to partnerships in which AIG holds in the aggregate a five percent or greater interest, or less than five percent interest but AIG has more than a minor influence over the operations of the investee, the Company's carrying value is its share of the net asset value. The changes in such net asset values accounted for under the equity method are recorded in earnings through net investment income. In applying the equity method of accounting, the Company consistently uses financial information provided by the general partners or manager of each of these investments, which is generally one to three months prior to the end of the Company's reporting period. The financial statements of these investees are generally audited on an annual basis.

SHORT-TERM INVESTMENTS

Short-term investments consist of interest-bearing money market funds, investment pools, and other investments with original maturities within one year from the date of purchase.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company takes positions from time to time in certain derivative financial instruments in order to mitigate or hedge the impact of changes in interest rates, foreign currencies and equity markets on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes may include interest rate swaps, foreign currency swaps, index options (long and short positions) and futures contracts (short positions on U.S. treasury notes and U.S. long bonds). The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor trader in derivative instruments.

The Company issues equity-indexed universal life and annuity products, which contain embedded derivatives associated with guarantees tied to certain indices. The Company may purchase call options from the S&P 500 Index, the Dow Jones EURO STOXX 50, Nikkei 225 Index and the Hang Seng Index to offset the increase in its liabilities resulting from the equity-indexed features of these products. With the exception of premiums required for the purchase of publicly-traded or over-the-counter traded options and futures, derivatives contracts purchased by the Company require no up-front cash payment and provide for net settlement.

The Company believes its hedging activities have been and remain economically effective, but do not currently qualify for hedge accounting. The Company carries all derivatives at fair value in the balance sheets. Changes in the fair value of derivatives are reported as part of net realized investment gains and losses in the statements of income (loss). See Note 5 for additional disclosures.

CASH

Cash represents cash on hand and non-interest bearing demand deposits.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.5 DEFERRED POLICY ACQUISITION COSTS ("DAC")

Policy acquisition costs represent those costs, including commissions, underwriting and certain marketing expenses, that vary with and are primarily related to the acquisition of new business.

Policy acquisition costs for traditional life and accident and health insurance products are generally deferred and amortized, with interest, over the premium paying period. For group contracts, the DAC is amortized in relation to the expected revenue over the rate guarantee period. Policy acquisition costs and policy issuance costs related to universal life, and investment-type products (investment-oriented products) are deferred and amortized, with interest, in relation to the incidence of EGPs to be realized over the estimated lives of the contracts. EGPs are composed of net interest income, net realized investment gains and losses, fees, surrender charges, expenses, and mortality gains and losses. If EGPs change significantly, DAC is recalculated using the new assumptions. Any resulting adjustment is included in income as an adjustment to DAC. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the current and projected future profitability of the underlying insurance contracts. The DAC for investment-oriented products is also adjusted with respect to EGPs as a result of changes in the net unrealized gains or losses on fixed maturity and equity securities available for sale. Because fixed maturity and equity securities available for sale are carried at aggregate fair value, an adjustment is made to DAC equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains/losses on fixed maturity and equity securities available for sale that is credited or charged directly to accumulated other comprehensive income (loss).

2.6 SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities represent funds that are separately administered for variable annuities and variable universal life contracts, for which the investment risk lies solely with the contract holder, except to the extent of minimum guarantees made by the Company with respect to certain policies. Therefore, the Company's liability for these separate accounts equals the value of the separate account assets. Separate account assets are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share and are insulated from creditors. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the statements of income (loss), comprehensive income (loss), and cash flows.

The Company receives administrative fees and other fees for assuming mortality and certain expense risks. Such fees are included in other revenue in the statement of income (loss).

2.7 POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits are recorded at accumulated value (deposits received, plus accrued interest, less withdrawals and assessed fees).

Deposits collected on non-traditional life and annuity insurance products, such as those sold by the Company, are not reflected as revenues in the Company's statements of income (loss), as they are recorded directly to policyholder contract deposits, or to liabilities related to variable accounts, upon receipt.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.8 FUTURE POLICY BENEFITS

The Company's insurance and annuity liabilities are comprised of both long-duration and short-duration contracts. Many contracts cannot be changed or canceled by the Company during the contract period.

Reserves for traditional life and annuity payout contracts are based on estimates of the cost of future policy benefits. Interest assumptions used to compute reserves ranged from 1.90 percent to 13.50 percent at December 31, 2009. Reserves for traditional life are determined using the net level premium method. For deferred annuities and interest-sensitive life insurance policies, reserves equal the sum of the policy account balance, deferred revenue charges, and as applicable, reserves required by accounting and reporting standards for certain nontraditional long-duration contracts and for separate accounts. Equity indexed business is reserved according to accounting standards for derivative instruments and hedging activities.

For group and credit contracts the policy reserve is equal to the unearned premium reserves. The unearned premium reserve for group business is based on gross premium and is calculated on a pro rata basis. The unearned premium reserve for credit business is also based on the gross premium and uses one of three methods: (i) rule of 78, (ii) pro rata, or iii) mean of pro rata and rule of 78.

Waiver of premium reserves for life insurance are based on the 1970 Krieger table, modified for Company experience. The interest rate assumption varies by year of incurral and the average is approximately 6.10 percent.

Claim reserves attributable to the workers' compensation carve-out business assumed from Superior National Insurance Company (in Liquidation) are estimated by using a loss development analysis, based upon a combination of actuarial methods including paid loss development, incurred loss development, and the Bornhuetter-Ferguson method, using both paid and incurred claims. Future expected claim payments are discounted using a 3 percent discount rate (see
Note 11).

2.9 OTHER POLICYHOLDER'S FUNDS

Included in policyholders' funds are primarily unearned revenue reserves ("URR"), liabilities for dividends arising out of participating business, reserves for experience rated group products and liabilities for policyholder premium deposit funds.

URR consists of front end loads on interest sensitive contracts, representing those policy loads that are non-level and typically higher in initial policy years than in later policy years. Front end loads for interest sensitive life insurance policies are generally deferred and amortized, with interest, in relation to the incidence of gross profit margins to be realized over the estimated lives of the contracts and are subject to the same adjustments due to changes in the assumptions underlying gross profit margins as DAC.

Liabilities for dividends arise from participating products issued by the Company. Participating products are those which share in the earnings of the company based on provisions within the insurance contracts sold. These dividends are declared annually by the Board of Directors and may be paid in cash, or they may be applied to reduce future premiums or purchase additional benefits, or they may be left to accumulate with interest until a later date. The liabilities also include provisions for dividends payable, an estimate of dividends to be paid in the future but which are not yet payable.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.9 OTHER POLICYHOLDER'S FUNDS (CONTINUED)

Provisions for experience rating refunds arise from contractual obligations between the Company and the group being insured. Periodic assessments of the experience of the insured group are undertaken and the group participates in the profits of the business, either through adjustments to premiums or through refunds from the liability for the refund.

Premium deposit funds represent a liability for premiums received in advance of their due dates. Such premiums are allowed to accumulate with interest until they are due, at which time the premiums are applied to the underlying policies.

2.10 POLICY AND CONTRACT CLAIMS

Policy claims and benefits payable include amounts representing: (i) the actual in-force amounts for reported life claims and an estimate of incurred but unreported claims; and (ii) an estimate, based upon prior experience, for accident and health reported and incurred but unreported losses. The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments are reflected in current period income.

Incurred but not reported claim reserves for accident and health business are based upon historical patterns demonstrated through run-out studies. Reserves for open group long term disability ("LTD") claims are based on Table 95a, modified for Company experience. The interest rate assumption varies by year of incurral, but the average approximates 5.72 percent. Reserves for credit disability claims are based on the 1964 Commissioner Disability Tables, modified for Company experience, at 3.0 percent. Loss adjustment expense reserves are most material on LTD claims. These reserves are calculated on a seriatim basis based on values derived from expense studies.

2.11 PREMIUM RECOGNITION

Premiums for traditional life insurance are recognized when due. Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges and are included in insurance charges in the statements of income (loss). Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC (see Note 2.5).

Premiums for group and credit business are earned over the contract term. The portion of group and credit premiums that are not earned at the end of a reporting period are recorded as unearned premium. The Company estimates and accrues group and credit premiums due but not yet collected.

2.12 NET INVESTMENT INCOME

Net investment income represents income primarily from the following sources in the Company's operations:

    . Interest income and related expenses, including amortization of premiums and accretion of discounts on bonds with changes in the timing and the amount of expected principal and interest cash flows reflected in the yield, as applicable.

    . Dividend income and distributions from common and preferred stock and other investments when receivable.

    . Realized and unrealized gains and losses from investments in trading securities accounted for at fair value.

    . Earnings from hedge funds and limited partnership investments accounted for under the equity method.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.13 NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains and losses are determined by specific identification. The net realized investment gains and losses are generated primarily from the following sources:

    . Sales of fixed maturity and equity securities (except trading securities accounted for at fair value), and other types of investments.

    . Reductions to the cost basis of fixed maturity and equity securities (except trading securities accounted for at fair value), and other types of investments for other-than-temporary impairments.

    .  Changes in fair value of derivatives.

    .  Exchange gains and losses resulting from foreign currency transactions.

2.14 INCOME TAXES

Deferred taxes and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income.

2.15 SECURITIES LENDING INVESTED COLLATERAL AND SECURITIES LENDING PAYABLE

On December 12, 2008, the Company terminated its securities lending activities (see Note 7 for additional information).

Securities lending collateral was invested in interest-bearing cash equivalents and fixed maturity securities, primarily floating-rate bonds. Securities lending collateral investments in fixed maturity securities were carried at fair value and accounted for in a manner consistent with other available-for-sale fixed maturity securities, and were evaluated for other-than-temporary impairment by applying the same criteria used for other fixed maturity securities. The Company's allocated portion of income earned on the invested collateral, net of interest repaid to the borrowers under the securities lending agreements and the related management fees paid to administer the program, was recorded as investment income in the statements of income (loss). The Company's allocated portion of any realized investment losses on the invested collateral was recorded in the statements of income
(loss). The Company generally obtained and maintained cash collateral from securities borrowers at current market levels for the securities lent. During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings. Changes in forward purchase commitments were recorded as net realized investment gains (losses) in the statements of income (loss).

Since the Company terminated its securities lending activities on December 12, 2008, there were no securities subject to securities lending agreements on the balance sheets at December 31, 2009 or 2008.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.16 RECENTLY ISSUED ACCOUNTING STANDARDS

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2007:

Deferred Acquisition Costs

In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued an accounting standard that provides guidance on accounting for internal replacements of insurance and investment contracts other than those specifically described in the accounting standard for certain long-duration contracts issued by insurance enterprises. The standard defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Internal replacements that result in a substantially changed contract are accounted for as a termination and a replacement contract. The effective date of the implementation guidance was January 1, 2007. The adoption of this guidance did not have a material effect on the Company's financial condition or results of operations.

Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board ("FASB") issued an accounting standard which clarifies the accounting for uncertainty in income tax positions. The standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. The standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The Company adopted the interpretation on January 1, 2007. No increase in the liability for unrecognized tax benefits was required upon adoption.

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2008:

Fair Value Measurements

In September 2006, the FASB issued an accounting standard that defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an asset or liability is carried at fair value. The standard also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. The Company adopted the standard on January 1, 2008, its required effective date. The standard must be applied prospectively, except for certain stand-alone derivatives and hybrid instruments, which must be applied as a cumulative effect of change in accounting principle to retained earnings at January 1, 2008. The adoption of the standard did not have a material effect on the Company's financial condition or results of operations.

Fair Value Option

In February 2007, the FASB issued an accounting standard that permits entities to choose to measure at fair value many financial instruments and certain other items that are not required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in income. The standard also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. The standard permits the fair value option election on an instrument-by-instrument basis for eligible items existing at the adoption date and at initial recognition of an asset or liability, or upon most events that gives rise to a new basis of accounting for that instrument. The Company adopted the new standard on January 1, 2008, its required effective date. The Company did not make any fair value measurement elections upon initial adoption of the standard.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.16 RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

Fair Value of Financial Assets in Inactive Markets

In October 2008, the FASB issued an accounting standard that provides guidance clarifying certain aspects with respect to the fair value measurements of a security when the market for that security is inactive. The Company adopted this guidance in the third quarter of 2008. The effects of adopting the new standard on the Company's financial condition and results of operations were not material.

Amendment to Other-Than-Temporary Impairment Guidance

In January 2009, the FASB issued an accounting standard that amends the impairment guidance on recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The standard also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements related to the accounting for certain investments in debt and equity securities and other related guidance. The Company adopted this guidance in the fourth quarter of 2008. The effects of adopting the standard on the Company's financial condition and results of operations were not material.

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2009:

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued an accounting standard that requires noncontrolling (i.e., minority) interests in partially owned consolidated subsidiaries to be classified in the consolidated balance sheets as a separate component of equity, or in the mezzanine section of the balance sheets (between liabilities and equity) if such interests do not qualify for "permanent equity" classification. The new standard also specifies the accounting treatment for subsequent acquisitions and sales of noncontrolling interests and how noncontrolling interests should be presented in the consolidated statements of income (loss). The noncontrolling interests' share of subsidiary income (loss) should be reported as a part of net income (loss) with disclosure of the attribution of net income (loss) to the controlling and noncontrolling interests on the face of the statements of income (loss).

The Company adopted the new standard on January 1, 2009 and applied it prospectively, except for presentation and disclosure requirements. The adoption of the new standard had no effect on the Company's financial statements.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued an accounting standard that requires enhanced disclosures about (a) how and why the Company uses derivative instruments,
(b) how derivative instruments and related hedged items are accounted for, and
(c) how derivative instruments and related hedged items affect the Company's financial condition, results of operations, and cash flows. The Company adopted the new standard on January 1, 2009.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.16 RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

Subsequent Events

In May 2009, the FASB issued an accounting standard that requires disclosure of the date through which a company evaluated the need to disclose events that occurred subsequent to the balance sheet date and whether that date represents the date the financial statements were issued or were available to be issued. The Company adopted the new standard for the period ended June 30, 2009.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued an accounting standard that requires a company to recognize the credit component of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The standard also changed the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold until recovery. The standard does not change the recognition of other-than-temporary impairment for equity securities. The standard requires additional disclosures in interim and annual reporting periods for fixed maturity and equity securities.

The Company adopted the new standard on April 1, 2009 and recorded an after-tax cumulative effect adjustment to increase the Company's shareholder's equity by $72.6 million as of April 1, 2009, consisting of a decrease in accumulated deficit of $244.0 million and an increase to accumulated other comprehensive loss of $171.4 million, net of tax. The net increase in the Company's shareholder's equity was due to a reversal of a portion of the deferred tax asset valuation allowance for certain previous non-credit impairment charges directly attributable to the change in accounting principle (see Note 13 herein). The cumulative effect adjustment resulted in an increase of approximately $302.9 million in the amortized cost of fixed maturity securities, which has the effect of significantly reducing the accretion of investment income over the remaining life of the underlying securities, beginning in the second quarter of 2009. The effect of the reduced investment income will be offset, in part, by a decrease in the amortization of DAC and sales inducements assets.

The new standard is expected to reduce the level of other-than-temporary impairment charges recorded in earnings for fixed maturity securities due to the following required changes in the Company's accounting policy for other-than-temporary impairments:

    . Impairment charges for non-credit (e.g., severity) losses are no longer recognized;

    . The amortized cost basis of credit impaired securities will be written down through a charge to earnings to the present value of expected cash flows, rather than to fair value; and

    . For fixed maturity securities that are not deemed to be credit-impaired, the Company is no longer required to assert that it has the intent and ability to hold such securities to recovery to avoid an other-than-temporary impairment charge. Instead, an impairment charge through earnings is required only in situations where the Company has the intent to sell the fixed maturity security or it is more likely than not that the Company will be required to sell the security prior to recovery.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.16 RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

Recognition and Presentation of Other-Than-Temporary Impairments (continued)

The following table presents the components of the change in the Company's shareholder's equity at April 1, 2009 due to the adoption of the new accounting standard for other-than-temporary impairments:

                                                           (Increase)
                                                           Decrease to  Net Increase
                                              (Increase)   Accumulated     in the
                                              Decrease to     Other       Company's
                                              Accumulated Comprehensive Shareholder's
                                                Deficit       Loss         Equity
                                              ----------- ------------- -------------
                                                          (In Thousands)
Net effect of the increase in amortized cost
  of available for sale fixed maturity
  securities.................................  $302,906     $(302,906)     $    --
Net effect of related DAC....................   (39,260)       39,260           --
Net effect on deferred income tax assets.....   (19,682)       92,276       72,594
                                               --------     ---------      -------
Net increase in the Company's shareholder's
  equity.....................................  $243,964     $(171,370)     $72,594
                                               ========     =========      =======

Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued an accounting standard that provides guidance for estimating fair value of assets and liabilities when the volume and level of activity for an asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. The new standard also requires extensive additional fair value disclosures. The adoption of the new standard on April 1, 2009, did not have a material effect on the Company's financial condition, results of operations or cash flows.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued an accounting standards update to clarify how the fair value measurement principles should be applied to measuring liabilities carried at fair value. The update explains how to prioritize market inputs in measuring liabilities at fair value and what adjustments to market inputs are appropriate for debt obligations that are restricted from being transferred to another obligor. The update was effective beginning October 1, 2009 for the Company. The adoption of the new standard update did not have a material effect on the Company's financial condition, results of operations or cash flows.

Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

In September 2009, the FASB issued an accounting standard update that permits, as a practical expedient, a company to measure the fair value of an investment that is within the scope of the update on the basis of the net asset value per share of the investment (or its equivalent) if that value is calculated in accordance with fair value as defined by the FASB. The standard also requires enhanced disclosures. The new standard applies to investment companies that do not have readily determinable fair values such as certain hedge funds and private equity funds. The new standard was effective for interim and annual periods ending after December 15, 2009. The new standard does not apply to the Company and therefore did not have a material effect on the Company's financial condition, results of operations or cash flows.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

2.17 FUTURE APPLICATIONS OF ACCOUNTING STANDARDS

Consolidation of Variable Interest Entities

In June 2009, the FASB issued an accounting standard that amends the rules addressing consolidation of variable interest entities with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and has (1) the obligation to absorb losses of the entity or
(2) the right to receive benefits from the entity. The new standard also requires enhanced financial reporting by enterprises involved with variable interest entities. The new standard is effective for interim and annual periods beginning on January 1, 2010 for the Company. Earlier application is prohibited. The Company has assessed and has determined that the standard will not have a material effect on its financial condition, results of operations and cash flows.

3. FAIR VALUE MEASUREMENTS

Amounts related to the Company's financial instruments are as follows:

                                                                                  2009                  2008
                                                                          --------------------- ---------------------
                                                                           CARRYING    FAIR      CARRYING    FAIR
                                                                            AMOUNT     VALUE      AMOUNT     VALUE
                                                                          ---------- ---------- ---------- ----------
                                                                                        (In Thousands)
ASSETS
Fixed maturity securities, available for sale............................ $3,736,716 $3,736,716 $3,373,776 $3,373,776
Fixed maturity securities, trading.......................................     13,356     13,356     13,803     13,803
Equity securities, available for sale....................................      9,648      9,648      8,399      8,399
Mortgage and other loans receivable......................................    349,089    327,087    368,438    372,442
Policy loans.............................................................    210,627    210,627    208,856    208,856
Partnerships and other invested assets (a)...............................      9,377      9,377     17,530     17,530
Short-term investments...................................................    148,906    148,906     65,975     65,975
Accrued investment income................................................     46,011     46,011     51,673     51,673
Separate account assets..................................................      1,903      1,903      2,154      2,154

LIABILITIES
Policyholder contract deposits associated with investment-type contracts. $  360,176 $  372,179 $  326,817 $  358,323

--------
(a)Carrying values presented herein differ from those presented in the balance sheets because certain items within the respective financial statement caption are not considered financial instruments.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

Fixed Maturity Securities, Equity Securities and Trading Securities

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value fixed maturity and equity securities in its available for sale and trading portfolios. Market price data generally is obtained from third party pricing vendors.

The Company estimates the fair value of fixed maturity securities not traded in active markets by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For certain fixed maturity securities that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

The fixed maturity securities, trading portfolio consists of an interest in ML
II. At inception, the Company's economic interest in ML II was valued at the transaction price of $17.6 million. Subsequently, the ML II interest is valued using a discounted cash flow methodology that uses the estimated future cash flows of the assets to which the ML II interest is entitled. The Company applies model-determined market discount rates to its interests. These discount rates are calibrated to the changes in the estimated asset values of the underlying assets commensurate with the Company's interests in the capital structure of the respective entities. Estimated cash flows and discount rates used in the valuations are validated, to the extent possible, using market observable information for securities with similar asset pools, structure and terms.

The fair value methodology used assumes the underlying collateral in the interest in ML II will continue to be held and generate cash flows into the foreseeable future and does not assume a current liquidation of the assets underlying the interest in ML II. Other methodologies employed or assumptions made in determining fair value for these investments could result in amounts that differ significantly for the amounts reported.

Mortgage and Other Loans Receivable

Fair value for mortgage loans is primarily determined by using discounted cash flow calculations based upon the Company's current incremental lending rates for similar type loans. Fair value for collateral, commercial and guaranteed loans is based principally on independent pricing services, broker quotes and other independent information.

Policy Loans

The fair values of the policy loans were not calculated as the Company believes it would have to expend excessive costs for the benefits derived.

Partnerships and Other Invested Assets

The Company initially estimates the fair value of investments in certain private limited partnerships and certain hedge funds by reference to the transaction price. Subsequently, the Company obtains the fair value of these investments from net asset value information provided by the general partner or manager of the investments, the financial statements of which generally are audited annually. The Company considers observable market data and performs diligence procedures in validating the appropriateness of using the net asset value as a fair value measurement.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

Short-Term Investments

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

Accrued Investment Income

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

Derivative Assets and Liabilities

Derivative assets and liabilities can be exchange-traded or traded over the counter ("OTC"). The Company generally values exchange-traded derivatives using quoted prices in active markets for identical derivatives at the balance sheet date.

OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in the instrument, as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to initial recognition, the Company updates valuation inputs when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Fair value measurements for freestanding derivatives incorporate counterparty credit risk by determining the explicit cost for the Company to protect against its net credit exposure to each counterparty at the balance sheet date by reference to observable counterparty credit default swap spreads. The Company's net credit exposure to a counterparty is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as cash collateral posted by the counterparty at the balance sheet date.

Separate Account Assets

Separate account assets are composed primarily of registered and unregistered open-end mutual funds that generally trade daily and are measured at fair value in the manner discussed above for equity securities traded in active markets.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

Policyholder Contract Deposits

Fair value for policyholder contract deposits associated with investment contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Where no similar contracts are being offered, the discount rate is the appropriate tenor swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

The fair value of embedded derivatives contained in certain equity indexed life and annuity contracts is measured based on actuarial and capital market assumptions related to projected cash flows over the expected lives of the contracts. These cash flow estimates primarily include benefits and related fees assessed, when applicable, and incorporate expectations about policyholder behavior. Estimates of future policyholder behavior are subjective and based primarily on the Company's historical experience. For these contracts the valuation methodology used is the Option Budget Method, which incorporates estimates of the policyholder behavior as well as estimates of the discount rate and option budget. The projection and discount rates utilized are risk-neutral and market-observable. This methodology was implemented in 2007. With the adoption of fair value measurements in 2008 an explicit risk margin was incorporated to take into consideration the estimates of projected cash flows and policyholder behavior.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

Recurring Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset or liability being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

Beginning January 1, 2008, assets and liabilities recorded at fair value in the balance sheets are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below:

.. Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets via third party pricing vendors. The Company does not adjust the quoted price for such instruments.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE (CONTINUED)

Recurring Fair Value Measurements (continued)

.. Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

.. Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset or liability.

The following tables present information about assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value measurement based on the levels of the inputs used:

                                                                           TOTAL FAIR VALUE
                                               LEVEL 1  LEVEL 2   LEVEL 3  DECEMBER 31, 2009
                                               ------- ---------- -------- -----------------
                                                              (In Thousands)
ASSETS:
Fixed maturity securities, available for sale. $   --  $3,383,659 $353,057    $3,736,716
Fixed maturity securities trading.............     --          --   13,356        13,356
Equity securities, available for sale.........  4,954       3,662    1,019         9,635
Partnerships and other invested assets........     --          --    3,431         3,431
Short-term investments........................     --     274,831       --       274,831
Derivative assets.............................     --          60       --            60
Separate account assets.......................  1,903          --       --         1,903
                                               ------  ---------- --------    ----------
   Total...................................... $6,857  $3,662,212 $370,863    $4,039,932
                                               ======  ========== ========    ==========
LIABILITIES:
Policyholder contract deposits................ $   --  $       -- $  3,086    $    3,086
                                               ======  ========== ========    ==========

                                                                           TOTAL FAIR VALUE
                                               LEVEL 1  LEVEL 2   LEVEL 3  DECEMBER 31, 2008
                                               ------- ---------- -------- -----------------
                                                              (In Thousands)
ASSETS:
Fixed maturity securities, available for sale. $   --  $3,072,174 $301,602    $3,373,776
Fixed maturity securities trading.............     --          --   13,803        13,803
Equity securities, available for sale.........  2,703       4,851      833         8,387
Partnerships and other invested assets........     --       4,539    4,199         8,738
Short-term investments........................     --      60,570       --        60,570
Derivative assets.............................      4       1,859       --         1,863
Separate account assets.......................  2,154          --       --         2,154
                                               ------  ---------- --------    ----------
   Total...................................... $4,861  $3,143,993 $320,437    $3,469,291
                                               ======  ========== ========    ==========
LIABILITIES:
Policyholder contract deposits................ $   --  $       -- $  1,135    $    1,135
Derivative liabilities........................      1          --       --             1
                                               ------  ---------- --------    ----------
   Total...................................... $    1  $       -- $  1,135    $    1,136
                                               ======  ========== ========    ==========

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE (CONTINUED)

Recurring Fair Value Measurements (continued)

At December 31, 2009, Level 3 assets totaled $370.9 million, representing 6.51 percent of total assets, and Level 3 liabilities totaled $3.1 million, representing .06 percent of total liabilities.

The following tables present changes during the years ended December 31, 2009 and 2008 in Level 3 assets and liabilities measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in the statements of income (loss) during the years ended December 31, 2009 and 2008 related to the Level 3 assets and liabilities that remained in the balance sheets at December 31, 2009 and 2008:

                                                   Net                                                     Changes in
                                                Realized                                                   Unrealized
                                                   and                                                        Gains
                                               Unrealized                Purchases,                        (Losses) on
                                                  Gains     Accumulated     Sales                          Instruments
                                    Balance at  (Losses)       Other      Issuances  Transfers  Balance at   Held at
Twelve Months Ended December 31,    Beginning  included in Comprehensive     and     In (Out) /   End of     End of
2009                                of Period  Income (a)  Income (Loss) Settlements   Other      Period     Period
--------------------------------    ---------- ----------- ------------- ----------- ---------- ---------- -----------
                                                                      (In Thousands)
Assets:
Fixed maturity securities,
  available for sale...............  $301,602   $ (31,469)   $(29,137)    $ (35,004)  $147,065   $353,057    $    --
Fixed maturity securities trading..    13,803      (1,090)         --           643         --     13,356      2,707
Equity securities, available for
  sale.............................       833         (13)         63           136         --      1,019         --
Partnerships and other invested
  assets...........................     4,199         (34)       (335)       (1,310)       911      3,431         --
                                     --------   ---------    --------     ---------   --------   --------    -------
   Total...........................  $320,437   $ (32,606)   $(29,409)    $ (35,535)  $147,976   $370,863    $ 2,707
                                     ========   =========    ========     =========   ========   ========    =======
Liabilities:
Policyholder contract deposits.....  $  1,135   $     521    $     --     $   1,430   $     --   $  3,086    $    --
                                     --------   ---------    --------     ---------   --------   --------    -------
   Total...........................  $  1,135   $     521    $     --     $   1,430   $     --   $  3,086    $    --
                                     ========   =========    ========     =========   ========   ========    =======

                                                   Net                                                     Changes in
                                                Realized                                                   Unrealized
                                                   and                                                        Gains
                                               Unrealized                Purchases,                        (Losses) on
                                                  Gains     Accumulated     Sales                          Instruments
                                    Balance at  (Losses)       Other      Issuances  Transfers  Balance at   Held at
Twelve Months Ended December 31,    Beginning  included in Comprehensive     and     In (Out) /   End of     End of
2008                                of Period  Income (a)  Income (Loss) Settlements   Other      Period     Period
--------------------------------    ---------- ----------- ------------- ----------- ---------- ---------- -----------
Assets:                                                               (In Thousands)
Fixed maturity securities,
  available for sale...............  $297,970   $ (87,901)   $ (2,893)    $ (37,193)  $131,619   $301,602    $    --
Fixed maturity securities trading..        --      (3,797)         --        17,600         --     13,803     (3,797)
Equity securities, available for
  sale.............................       650          (4)     (1,137)         (750)     2,074        833         --
Securities lending collateral......   191,204    (113,471)     30,364      (220,936)   112,839         --         --
Partnerships and other invested
  assets...........................     5,328        (529)        148          (748)        --      4,199         --
                                     --------   ---------    --------     ---------   --------   --------    -------
   Total...........................  $495,152   $(205,702)   $ 26,482     $(242,027)  $246,532   $320,437    $(3,797)
                                     ========   =========    ========     =========   ========   ========    =======
Liabilities:
Policyholder contract deposits.....  $    430   $     580    $     --     $     125   $     --   $  1,135    $    --
                                     --------   ---------    --------     ---------   --------   --------    -------
   Total...........................  $    430   $     580    $     --     $     125   $     --   $  1,135    $    --
                                     ========   =========    ========     =========   ========   ========    =======

--------
(a)Net realized and unrealized gains and losses shown above are reported in the statements of income (loss) as net realized capital gains (losses)

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized gains (losses) on instruments held at December 31, 2009 and 2008 may include changes in fair value that were attributable to both observable and unobservable inputs.

Changes in the fair value of variable account assets are completely offset in the statements of income (loss) and comprehensive income (loss) by changes in variable account liabilities, which are not carried at fair value and therefore not included in the tables above.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE (CONTINUED)

Fair Value Option - Fixed Maturity Securities, Trading

The Company may choose to measure at fair value many financial instruments and certain other assets and liabilities that are not required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in earnings.

The Company has elected fair value accounting, in accordance with the Fair Value Option accounting standard adopted on January 1, 2008, for its economic interest in ML II. The Company recorded losses of $1.1 million and $3.8 million in the years ended December 31, 2009 and 2008, respectively, to reflect the change in the fair value of ML II, which were reported as a component of net investment income in the statements of income (loss).

Fair Value Measurements on a Non-Recurring Basis

The Company also measures the fair value of certain assets on a non-recurring basis, generally quarterly, annually, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include cost and equity-method investments and mortgage and other loans. The Company uses a variety of techniques to measure the fair value of these assets when appropriate, as described below:

Cost and equity-method investment: When the Company determines that the carrying value of these assets may not be recoverable, the Company records the assets at fair value with the loss recognized in income. In such cases, the Company measures the fair value of these assets using the techniques discussed above for fixed maturities and equity securities.

Mortgage and other loans: When the Company determines that the carrying value of these assets may not be recoverable, the Company records the assets at fair value with the loss recognized in earnings. In such cases, the Company measures the fair value of these assets using the techniques discussed above for mortgage and other loans.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

4. INVESTMENTS

4.1 FIXED MATURITY AND EQUITY SECURITIES

Available for Sale Securities

The cost or amortized cost, gross unrealized gains and losses, and fair value of fixed maturity and equity securities available for sale by major category were as follows:

                                                                                 OTHER-THAN-
                                      COST OR     GROSS      GROSS    ESTIMATED   TEMPORARY
                                     AMORTIZED  UNREALIZED UNREALIZED   FAIR     IMPAIRMENTS
DECEMBER 31, 2009                      COST        GAIN       LOSS      VALUE    IN AOCI (A)
-----------------                    ---------- ---------- ---------- ---------- -----------
                                                         (In Thousands)
Fixed maturity securities:
Corporate securities:
       Investment-grade............. $2,272,881  $146,726  $ (23,709) $2,395,898  $     --
       Below investment-grade.......    220,423    19,534     (6,848)    233,109        --
   Mortgage-backed securities*......  1,106,881    34,748   (211,177)    930,452     6,256
   U.S. government obligations......    127,126     4,068         --     131,194   (53,420)
   Foreign governments..............     19,345     1,916         --      21,261        --
   State and political subdivisions.     25,490       210       (898)     24,802        --
                                     ----------  --------  ---------  ----------  --------
Total fixed maturity securities..... $3,772,146  $207,202  $(242,632) $3,736,716  $(47,164)
                                     ==========  ========  =========  ==========  ========
Equity securities................... $    7,138  $  3,129  $    (619) $    9,648  $     --
                                     ==========  ========  =========  ==========  ========

--------
(a)Represents the amount of other-than-temporary impairment losses recognized in accumulated other comprehensive income (loss), which, starting on April 1, 2009, were not included in earnings. Amount includes unrealized gains and losses on impaired securities relating to changes in the value of such securities subsequent to the impairment measurement date.

                                      COST OR     GROSS      GROSS    ESTIMATED
                                     AMORTIZED  UNREALIZED UNREALIZED   FAIR
DECEMBER 31, 2008                      COST        GAIN       LOSS      VALUE
-----------------                    ---------- ---------- ---------- ----------
                                                   (In Thousands)
Fixed maturity securities:
   Corporate securities:
       Investment-grade............. $2,472,143  $ 76,391  $(224,570) $2,323,964
       Below investment-grade.......    192,608       857     (8,736)    184,729
   Mortgage-backed securities*......    840,456    20,794    (73,937)    787,313
   U.S. government obligations......     24,600     6,411       (112)     30,899
   Foreign governments..............     19,432     2,609       (133)     21,908
   State and political subdivisions.     25,694       127       (858)     24,963
                                     ----------  --------  ---------  ----------
Total fixed maturity securities..... $3,574,933  $107,189  $(308,346) $3,373,776
                                     ==========  ========  =========  ==========
Equity securities................... $    8,557  $    128  $    (286) $    8,399
                                     ==========  ========  =========  ==========

--------
* Primarily includes pass-through securities guaranteed by the U.S. government and government agencies for both December 31, 2009 and 2008.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

4.1 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

The following table summarizes the Company's gross unrealized losses and fair values on fixed maturity and equity securities available for sale, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2009 and 2008:

                                 LESS THAN 12 MONTHS    12 MONTHS OR MORE           TOTAL
                                --------------------- --------------------- ---------------------
                                           UNREALIZED            UNREALIZED            UNREALIZED
                                FAIR VALUE   LOSSES   FAIR VALUE   LOSSES   FAIR VALUE   LOSSES
                                ---------- ---------- ---------- ---------- ---------- ----------
  (In Thousands)
DECEMBER 31, 2009
   Fixed Maturities............  $630,784   $125,196   $572,885   $117,436  $1,203,669  $242,632
   Equity Securities...........     3,643        347        661        272       4,304       619
   Other Long Term Investments.        --         --      2,135        259       2,135       259
                                 --------   --------   --------   --------  ----------  --------
   Total.......................  $634,427   $125,543   $575,681   $117,967  $1,210,108  $243,510
                                 ========   ========   ========   ========  ==========  ========

                                 LESS THAN 12 MONTHS    12 MONTHS OR MORE           TOTAL
                                --------------------- --------------------- ---------------------
                                           UNREALIZED            UNREALIZED            UNREALIZED
                                FAIR VALUE   LOSSES   FAIR VALUE   LOSSES   FAIR VALUE   LOSSES
                                ---------- ---------- ---------- ---------- ---------- ----------
  (In Thousands)
DECEMBER 31, 2008
   Fixed Maturities............ $1,153,885  $180,649   $672,716   $127,697  $1,826,601  $308,346
   Equity Securities...........      5,660       286         --         --       5,660       286
   Other Long Term Investments.         --        --      1,068         49       1,068        49
                                ----------  --------   --------   --------  ----------  --------
   Total....................... $1,159,545  $180,935   $673,784   $127,746  $1,833,329  $308,681
                                ==========  ========   ========   ========  ==========  ========

As of December 31, 2009, the Company held 325 individual fixed maturity and equity securities that were in an unrealized loss position, of which 119 individual securities were in a continuous unrealized loss position for 12 months or more.

The Company did not recognize in earnings the unrealized losses on these fixed maturity securities at December 31, 2009, because management neither intends to sell the securities nor does it believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Furthermore, management expects to recover the entire amortized cost basis of these securities. In performing this evaluation, management considered the recovery periods for securities in previous periods of broad market declines. For fixed maturity securities with significant declines, management performed fundamental credit analysis on a security-by-security basis, which included consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other market available data.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

4.1 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

The following table presents the amortized cost and estimated fair value of fixed maturity securities available for sale by contractual maturity as of December 31, 2009:

                                                                     TOTAL FIXED MATURITY
                                                                         AVAILABLE FOR
                                                                        SALE SECURITIES
                                                                  ---------------------------
                                                                                    MARKET
                                                                  AMORTIZED COST    VALUE
                                                                  -------------- ------------
                                                                        (In Thousands)
Fixed maturity securities, excluding mortgage-backed securities:
   Due in one year or less.......................................  $     95,805  $     96,200
   Due after one year through five years.........................       769,623       800,563
   Due after five years through ten years........................     1,014,748     1,055,674
   Due after ten years...........................................       785,089       853,827
Mortgage-backed securities.......................................     1,106,881       930,452
                                                                   ------------  ------------
Total fixed maturity securities..................................  $  3,772,146  $  3,736,716
                                                                   ============  ============

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $533 million, $390 million and $508 million during 2009, 2008 and 2007, respectively.

As of December 31, 2009 and 2008, the Company held fixed maturity securities with a carrying value of $360 million and $411 million, respectively, to satisfy the requirements of various state insurance departments.

Trading Securities

On December 12, 2008, the Company and certain other wholly owned U.S. life insurance company subsidiaries of AIG sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of the RMBS. In exchange for the RMBS, the life insurance companies received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price of $1 billion plus a participation in the residual, each of which is subordinated to the repayment of a loan from the New York Fed to ML II.

Neither AIG nor the Company have any control rights over ML II. The Company has determined that ML II is a VIE and the Company is not the primary beneficiary. The transfer of RMBS to ML II has been accounted for as a sale. The Company has elected to account for its economic interest in ML II (including the rights to the deferred contingent purchase price) at fair value. This interest is reported in fixed maturity securities, trading, with changes in fair value reported as a component of net investment income. See Note 3 herein for further discussion of the Company's fair value methodology and the valuation of ML II.

Net unrealized gains (losses) included in the statements of income (loss) from fixed maturity securities classified as trading securities in 2009 and 2008 were $2.7 million and $(3.8) million, respectively.

See Note 7 herein for additional information regarding AIG's U.S. Securities Lending Program ("the Securities Lending Program") and the sale of the RMBS to ML II.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

4.2 MORTGAGE LOANS ON REAL ESTATE

At December 31, 2009, the Company had direct commercial mortgage loan exposure of $351.8 million representing U.S. loan exposure. At that date, substantially all of the U.S. loans were current. The Company does not currently have any foreign commercial mortgage loans.

The U.S. commercial loan exposure by state and type of loan, at December 31, 2009, were as follows:

State       # of Loans Amount*  Apartments Offices  Retails Industrials Hotels  Others  % of Total
-----       ---------- -------- ---------- -------- ------- ----------- ------- ------- ----------
                                         (In Thousands)
New York...     12     $ 82,432  $14,816   $ 49,346 $13,159   $    --   $    -- $ 5,111    23.4%
California.      5       33,848       --     27,454      --     6,394        --      --     9.6%
Florida....     10       29,053       --     19,884   8,376       793        --      --     8.3%
Georgia....      6       23,297    1,699         --   2,115    11,296        --   8,187     6.6%
Texas......      5       23,066       --      1,829   7,158    14,079        --      --     6.6%
Other......     35      160,109   37,093     23,376  39,849     9,014    23,082  27,695    45.5%
                --     --------  -------   -------- -------   -------   ------- -------   -----
                73     $351,805  $53,608   $121,889 $70,657   $41,576   $23,082 $40,993   100.0%
                ==     ========  =======   ======== =======   =======   ======= =======   =====

--------
*  Excludes portfolio valuation allowance

The following details the Company's mortgage and other loan valuation allowance activity for the years ended December 31:

                                                     2009  2008 2007
                                                    ------ ---- ----
                                                     (In Thousands)
           Allowance, beginning of year............ $   -- $--  $--
              Additions to allowance for losses....  4,435  --   --
              Charge-offs, net of recoveries.......     --  --   --
                                                    ------ ---  ---
           Allowance, end of year.................. $4,435 $--  $--
                                                    ====== ===  ===

The Company did not have any impaired mortgage loans as of December 31, 2009 and 2008, respectively.

4.3 INVESTMENT INCOME

Investment income by type of investment was as follows:

                                               2009     2008      2007
                                             -------- --------  --------
                                                   (In Thousands)
       Investment income:
          Fixed maturities.................. $260,412 $264,703  $219,676
          Equity securities.................      531      890     1,354
          Mortgage loans on real estate.....   22,297   22,090    24,369
          Policy loans......................   14,140   13,264    13,230
          Other long-term investments.......    4,956   (3,292)    4,353
          Short-term investments............    1,059    2,742     2,898
          Investment income from affiliates.    6,555    7,313     6,918
          Securities lending................      172    7,330       930
          Interest on reinsurance recapture.       --       --    43,751
                                             -------- --------  --------
       Gross investment income..............  310,122  315,040   317,479
       Investment expenses..................    4,332    2,709     2,420
                                             -------- --------  --------
       Net investment income................ $305,790 $312,331  $315,059
                                             ======== ========  ========

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

4.4 NET REALIZED INVESTMENT GAINS (LOSSES)

The net realized gains (losses) by type of investment were as follows for the years ended December 31:

                                                     2009       2008      2007
                                                   --------  ---------  --------
                                                           (In Thousands)
Sales of fixed maturities:
   Gross gains.................................... $ 18,726  $  93,301  $  6,458
   Gross losses...................................   (6,746)  (120,089)   (8,769)
Sales of equity securities:
   Gross gains....................................      954        111     1,519
   Gross losses...................................     (263)       (26)   (1,307)
Partnerships and other invested assets:
   Gross gains....................................    2,743         --     1,013
   Gross losses...................................   (4,533)    (2,683)   (1,300)
Derivatives:
   Gross gains....................................       --      2,138        --
   Gross losses...................................   (3,475)   (20,309)   (1,606)
Securities lending collateral, including
  other-than-temporary impairments................     (376)  (355,146)  (18,881)
Other-than-temporary impairments:
   Total other-than-temporary impairments on
     available for sale securities................  (72,595)  (515,832)  (31,799)
   Portion of other-than-temporary impairments on
     available for sale fixed maturity securities
     recognized in Accumulated other
     comprehensive loss...........................   (5,474)        --        --
                                                   --------  ---------  --------
Net other-than-temporary impairments on available
  for sale securities recognized in net income
  (loss)..........................................  (78,069)  (515,832)  (31,799)
Other-than-temporary impairments on all other
  investments.....................................     (338)      (393)     (489)
                                                   --------  ---------  --------
Net realized investment (losses) before taxes..... $(71,377) $(918,928) $(55,161)
                                                   ========  =========  ========

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

4.5 CREDIT IMPAIRMENTS

The following table presents a rollforward of the credit impairments recognized in earnings for available for sale fixed maturity securities held by the Company at December 31, 2009:

                                                          (In Thousands)
                                                          --------------
       NINE MONTHS ENDED DECEMBER 31, 2009...............
       Balance, March 31, 2009...........................    $     --
       Increases due to:
          Credit losses remaining in accumulated deficit
            related to adoption of new
            other-than-temporary impairment standard.....     152,971
          Credit impairments on new securities subject
            to impairment losses.........................       4,721
          Additional credit impairments on previously
            impaired securities..........................      38,371
       Reductions due to:
          Credit impaired securities fully disposed of
            for which there was no prior intent or
            requirement to sell..........................     (14,233)
          Accretion on securities previously impaired
            due to credit................................      (2,088)
                                                             --------
       Balance, December 31, 2009........................    $179,742
                                                             ========

4.6 NON-INCOME PRODUCING ASSETS

The amount of non-income producing assets was insignificant.

4.7 INVESTMENTS GREATER THAN 10 PERCENT OF SHAREHOLDER'S EQUITY

At December 31, 2009, the Company's investments included two investments in a single entity that exceeded 10 percent of the Company's shareholder's equity. One investment was Senior Notes from AIG Life Holdings ("AIGLH"), formerly American General Corporation, of $122 million as reported in Note 14. The other investment was in short term money market investments of $423 million.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

5. DERIVATIVE FINANCIAL INSTRUMENTS

The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency exchange risk, equity market risk and credit risk.

The following table presents the notional amount and gross fair value of derivative financial instruments, by their underlying risk exposure, excluding embedded derivatives, held at:

                                                   DERIVATIVE ASSETS   DERIVATIVE LIABILITIES
                                                  -------------------- ----------------------
                                                   NOTIONAL    FAIR     NOTIONAL     FAIR
                                                  AMOUNT (A) VALUE (B) AMOUNT (A)  VALUE (B)
                                                  ---------- --------- ----------  ---------
                                                               (In Thousands)
DECEMBER 31, 2009
Derivatives not designed as hedging instruments:
   Foreign exchange contracts....................    $--        $--     $15,535      $649
                                                     ---        ---     -------      ----
Total derivatives................................    $--        $--     $15,535      $649
                                                     ===        ===     =======      ====

                                                  DERIVATIVE ASSETS  DERIVATIVE LIABILITIES
                                                  ------------------ ----------------------
                                                  NOTIONAL
                                                   AMOUNT    FAIR     NOTIONAL     FAIR
                                                    (A)    VALUE (B) AMOUNT (A)  VALUE (B)
                                                  -------- --------- ----------  ---------
                                                              (In Thousands)
DECEMBER 31, 2008
Derivatives not designed as hedging instruments:
   Foreign exchange contracts.................... $15,000    $591       $--         $--
                                                  -------    ----       ---         ---
Total derivatives................................ $15,000    $591       $--         $--
                                                  =======    ====       ===         ===

--------
(a)Notional amount represents a standard of measurement of the volume of derivatives. Notional amount is generally not a quantification of market risk or credit risk and is not recorded on the balance sheets. Notional amounts generally represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps.

(b)Fair value amounts are shown before the effects of counterparty adjustments. See Note 3 for additional information regarding the Company's fair value measurement of derivative instruments.

Foreign exchange contracts of the Company include cross-currency interest rate swaps, which are used to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company holds.

Derivative instruments are reported as assets or liabilities based on the Company's net position with each counterparty, in accordance with the Company's signed master netting agreements. The derivative instruments reported in the preceding table are recorded in the balance sheets at fair value as follows:

                                                     2009   2008
                                                    -----   -----
                                                    (In Thousands)
                Derivative assets.................. $  --   $ 591
                Derivative liabilities.............   649      --
                                                    -----   -----
                Total net derivative asset
                  (liability)...................... $(649)  $ 591
                                                    =====   =====

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

The Company recorded the following change in value of its derivative financial instruments, including periodic net coupon settlements, in net realized investment gains (losses) in the statements of income (loss):

                                                         2009    2008
                                                       -------  ------
                                                       (In Thousands)
         Derivatives not designed as hedging
           instruments:
            Foreign exchange contracts................ $(1,152) $2,138
                                                       -------  ------
         Total gain (loss) recognized in earnings..... $(1,152) $2,138
                                                       =======  ======

The Company issues certain equity-indexed universal life and annuity products which contain guaranteed provisions that are considered embedded derivatives. The fair value of these embedded derivatives is reflected in Policyholder contract deposits of the balance sheets. The changes in fair value of the embedded derivatives are reported in net realized investment gains (losses) in the accompanying statements of income (loss).

The Company is exposed to potential credit-related losses in the event of nonperformance by counterparties to financial instruments. At December 31, 2009, the Company had $0.6 million of derivative liabilities and at December 31, 2008 had $0.6 million of derivative assets outstanding with AIG Financial Products Corp., an affiliated company. The credit exposure of the Company's derivative financial instruments is limited to the fair value of contracts that are favorable to the Company at the reporting date.

INDEX OPTIONS

All index options (puts and calls) are purchased as economic hedges of index-based exposures inherent in the Company's equity-indexed universal life and annuity products and for the risks associated with contract features. Such options generally have terms of one, two or five years. The Company has procedures in place to economically match option purchases to policy liabilities. Contracts outstanding at December 31 were as follows:

                                                2009           2008
                                           -------------- --------------
                                           NOTIONAL FAIR  NOTIONAL FAIR
                                            AMOUNT  VALUE  AMOUNT  VALUE
                                           -------- ----- -------- -----
                                                  (In Thousands)
       Puts and Calls:
          One-year (or less) contracts....   $--     $--   $1,645   $ 4
          Two-year contracts..............    --      --       --    --
          Five-year contracts.............    --      --       --    --

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

6. VARIABLE INTEREST ENTITIES ("VIE")

The accounting standard related to the consolidation of variable interest entities provides guidance for determining when to consolidate certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity that is at risk to allow the entity to finance its activities without additional subordinated financial support. This standard recognizes that consolidation based on majority voting interest should not apply to these variable interest entities. A VIE is consolidated by its primary beneficiary, which is the party or group of related parties that absorbs a majority of the expected losses of the VIE, receives the majority of the expected residual returns of the VIE, or both.

The Company generally determines whether it is the primary beneficiary or a significant interest holder based on a qualitative assessment of the VIE. This includes a review of the VIE's capital structure, contractual relationships and terms, nature of the VIE's operations and purpose, nature of the VIE's interests issued, and the Company's interests in the entity which either create or absorb variability. The Company evaluates the design of the VIE and the related risks the entity was designed to expose the variable interest holders to in evaluating consolidation. In limited cases, when it may be unclear from a qualitative standpoint if the Company is the primary beneficiary, the Company uses a quantitative analysis to calculate the probability weighted expected losses and probability weighted expected residual returns using cash flow modeling.

The Company had no off balance sheet exposure associated with VIEs at December 31, 2009 or 2008.

The Company defines a variable interest as significant relative to the materiality of its interest in the VIE. The Company calculates its maximum exposure to loss to be (i) the amount invested in the debt or equity of the VIE, (ii) the notional amount of VIE assets or liabilities where the Company has also provided credit protection to the VIE with the VIE as the referenced obligation, or (iii) other commitments and guarantees to the VIE. Interest holders in VIEs sponsored by the Company generally have recourse only to the assets and cash flows of the VIEs and do not have recourse to the Company, except in limited circumstances when the Company has provided a guarantee to the VIE's interest holders.

The following table presents total assets of unconsolidated VIEs in which the Company holds a significant variable interest or is a sponsor that holds variable interest in a VIE, and the Company's maximum exposure to loss associated with these VIEs:

                                                            MAXIMUM
                                                        EXPOSURE TO LOSS
                                                        ON-BALANCE SHEET
                                                       ------------------
                                            TOTAL VIE    PURCHASED AND
                                             ASSETS    RETAINED INTERESTS
                                           ----------- ------------------
                                                   (In Thousands)
       DECEMBER 31, 2009
       Maiden Lane II..................... $15,911,177      $13,356
       DECEMBER 31, 2008
       Maiden Lane II..................... $19,190,000      $13,803

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

Balance Sheet Classification

The Company's interest in the assets and liabilities of unconsolidated VIEs were classified on the Company's balance sheet as follows:

                                                       AT DECEMBER 31,
                                                       ---------------
                                                        2009    2008
                                                       ------- -------
                                                       (In Thousands)
         Assets:
            Trading securities (Maiden Lane II)....... $13,356 $13,803

Maiden Lane II

On December 12, 2008, the Company and certain other domestic insurance subsidiaries sold all of their undivided interests in a pool of $39.3 billion face amount of RMBS to ML II. The Company has a significant variable economic interest in ML II, which is a VIE. See Note 7 herein for further discussion.

The Company enters into various arrangements with VIEs in the normal course of business. The Company is involved with VIEs primarily as passive investors in debt securities (rated and unrated) and equity interests issued by VIEs.

7. SECURITIES LENDING PROGRAM

The Company and certain other wholly owned U.S. insurance company subsidiaries of AIG historically participated in the Securities Lending Program, which was managed by an affiliated agent, AIG Securities Lending Corp. (the "Agent") and an affiliated investment advisor for the benefit of the insurance company participants (collectively, "the Participants").

During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings.

On December 8, 2008, in conjunction with the termination of the Securities Lending Program, the Company purchased corporate credit and other asset-backed securities at fair values totaling $80.7 million from the Securities Lending Program's collateral account.

On December 12, 2008, the Securities Lending Program was terminated following the sale of long-term investments held by the Agent in the Securities Lending Program's collateral account and the settlement of all outstanding securities lending transactions. Prior to the termination of the Securities Lending Program, the Participants recognized realized capital losses on other-than-temporary impairments and sales of the long-term investments. AIG made capital contributions to the Participants, which were funded directly to the Securities Lending Program's collateral account, and which largely offset the obligations of the Participants to contribute to the collateral account their pro rata share of any investment losses incurred.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

The Company recorded the following amounts in 2008 related to the Securities Lending Program:

                                                                                      (In Thousands)
                                                                                      --------------
For the year ended December 31, 2008:
Realized gains (losses) on securities lending collateral:
   Net realized gains (losses) on RMBS sold to ML II.................................   $ (38,422)
   Net realized gains (losses) on all other asset sales..............................     (38,416)
   Realized losses due to other-than-temporary declines in value.....................    (318,166)
                                                                                        ---------
       Total.........................................................................   $(395,004)
                                                                                        =========
Net realized gains (losses) related to lent securities with insufficient collateral:
   Deemed sales of lent securities...................................................   $ (15,702)
   Forward purchase commitments......................................................     (19,699)
                                                                                        ---------
       Total.........................................................................   $ (35,401)
                                                                                        =========

At December 31, 2008, the Company's assets included undistributed funds held in the Securities Lending Program collateral account and a receivable from affiliate for amounts due to the Company from the Agent. The Company received settlement of the following amounts during 2009, and terminated its securities lending agency agreement with the Agent effective as of December 31, 2009:

                                                        DECEMBER 31,
                                                        -------------
                                                          2009   2008
                                                        ------  ------
                                                        (In Thousands)
          Undistributed Securities Lending Program
            assets, in short term investments..........  $ --   $3,851
          Receivable from affiliated Agent, in amounts
            due from related parties...................    --    3,367

On September 19, 2008, a proceeding was commenced pursuant to the provisions of the Securities Investor Protection Act of 1970 ("SIPA") with respect to Lehman Brothers Inc. ("Lehman") and a trustee was appointed to administer the Lehman estate. On that date, securities owned by the Company and certain other Participants (collectively, the "Affected Participants") were on loan to Lehman under a master securities lending agreement (the "MSLA"). The commencement of this SIPA proceeding constituted an event of default under the MSLA, and the lent securities were not returned by Lehman. The Affected Participants reported the lent securities that were not returned by Lehman as sales. As a result of the default, the Affected Participants exercised their remedies under the MSLA to apply collateral held against the amounts owed by Lehman. On November 17, 2008, the Participants instructed the Agent to distribute assets from the Securities Lending Program collateral account having an aggregate fair value equal to the aggregate fair value of the unreturned lent securities on that date. The assets distributed included corporate credit and other asset-backed securities, which were recorded by the Affected Participants in fixed maturity securities, available for sale. The remaining collateral held with respect to securities loaned to Lehman was distributed in cash to the Affected Participants on December 30, 2008 and is reflected in other liabilities at December 31, 2009 and 2008.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

Maiden Lane II

On December 12, 2008, in conjunction with the termination of the Securities Lending Program, AIG, the Participants and the Agent entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with ML II. Pursuant to the Asset Purchase Agreement, the Participants sold to ML II all of their undivided interests in a pool of $39.3 billion par amount of RMBS held in the Securities Lending Program's collateral account. In exchange for the RMBS, the Participants received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price, as described below. The total purchase price was based on the fair value of the RMBS as of October 31, 2008, and the Participants recognized a realized loss of $2.2 billion on the transaction. The amount of the initial payment and the deferred contingent portions of the total purchase price were allocated among the Participants based on their respective ownership interests in the pool of RMBS as of September 30, 2008.

Pursuant to a credit agreement, the New York Fed, as senior lender, made a loan to ML II (the "ML II Senior Loan") in the aggregate amount of $19.5 billion (such amount being the cash purchase price of the RMBS payable by ML II on the closing date after certain adjustments, including payments on RMBS for the period between the transaction settlement date of October 31, 2008 and the closing date of December 12, 2008). The ML II Senior Loan is secured by a first priority security interest in the RMBS and all property of ML II, bears interest at a rate per annum equal to one-month London Interbank Offered Rate ("LIBOR") plus 1.0 percent and has a stated six-year term, subject to extension by the New York Fed at its sole discretion. After the ML II Senior Loan has been repaid in full, to the extent there are sufficient net cash proceeds from the RMBS, the Participants will be entitled to receive from ML II a portion of the deferred contingent purchase price in the amount of up to $1.0 billion plus interest that accrues from the closing date and is capitalized monthly at the rate of one-month LIBOR plus 3.0 percent. Upon payment in full of the ML II Senior Loan and the accrued distributions on the Participants' fixed portion of the deferred contingent purchase price, all remaining amounts received by ML II will be paid five-sixths to the New York Fed as contingent interest and one-sixth to the Participants as remaining deferred contingent purchase price. The New York Fed will have sole control over ML II and the sales of the RMBS by ML II so long as the New York Fed has any interest in the ML II Senior Loan.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

8. DEFERRED POLICY ACQUISITION COSTS

The following table summarizes the activity in deferred acquisition costs:

                                                           2009      2008      2007
                                                         --------  --------  --------
                                                                (In Thousands)
Balance at January 1.................................... $377,624  $301,950  $282,288
Capitalization..........................................   17,874    37,853    64,122
Amortization (a)........................................  (42,349)   (4,413)  (97,619)
Effect of unrealized gains and losses on securities (b).  (73,563)   42,234    15,853
Reinsurance transfer....................................       --        --    37,306
                                                         --------  --------  --------
Balance at December 31.................................. $279,586  $377,624  $301,950
                                                         ========  ========  ========

--------
(a)In 2009, a decrease of $39.3 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard is not reflected as it is offset in (b) below with no net impact to the DAC balance.

(b)In 2009, an increase of $39.3 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard is not reflected as it is offset in (a) above with no net impact to the DAC balance.

In accordance with GAAP, the Company periodically unlocks assumptions as necessary. Depending on the product, DAC, URR and other required reserves may be affected. There were no prospective unlockings implemented in 2009, 2008 or 2007.

During 2009, the Company continued to migrate certain blocks of reserves and deferred acquisition costs from various legacy valuation systems to a new valuation system, representing approximately $1.3 billion of reserves and $106 million of DAC at the point of conversion. During 2008, the corresponding amounts were approximately $41.3 million of reserves and $43.6 million of DAC.

9. POLICYHOLDER CONTRACT DEPOSITS AND FUTURE POLICY BENEFITS

The analysis of the policyholder contract deposits and future policy benefits at December 31, 2009 and 2008 follows:

                                                 2009       2008
                                              ---------- ----------
                                                 (In Thousands)
             POLICYHOLDER CONTRACT DEPOSITS:
             Annuities....................... $  304,528 $  310,129
             Universal life..................  1,728,628  1,767,710
             Other contract deposits.........     22,444     23,617
                                              ---------- ----------
                                              $2,055,600 $2,101,456
                                              ========== ==========

                                                 2009       2008
                                              ---------- ----------
                                                 (In Thousands)
             FUTURE POLICY BENEFITS:
             Ordinary life................... $  654,552 $  670,146
             Group life......................    116,364    101,184
             Payout annuities................    163,466    168,962
             Accident and health.............    627,508    679,126
                                              ---------- ----------
                                              $1,561,890 $1,619,418
                                              ========== ==========

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

(a) The liability for policyholder contract deposits has been established based on the following assumptions:

    (i)Interest rates credited on deferred annuities, which vary by territory and year of issuance, range from 2.5 percent to 5.5 percent. This range is applicable to deferred annuity contracts where the crediting rates are not directly based on equity market returns. Current declared interest rates are generally guaranteed to remain in effect for a period of one year though some are guaranteed for longer periods. Withdrawal charges generally range from zero to 8 percent grading to zero over a period of not longer than 6 years.

   (ii)The universal life funds, exclusive of corporate-owned life insurance business, have credited interest rates of 1.0 percent to 8.0 percent and guarantees ranging from 1.0 percent to 4.5 percent depending on the year of issue. Additionally, universal life funds are subject to surrender charges that amount to 12.0 percent of the fund balance and grade to 0 percent over a period not longer than 20 years.

(b) The liability for future policy benefits has been established based upon the following assumptions:

Interest rates on payout annuities, which vary by year of issuance and products, range from 1.90 percent to 13.50 percent.

Mortality and surrender rates are based upon actual experience modified to allow for variations in policy form.

10. REINSURANCE

The Company generally limits its exposure to loss on any single insured to $10 million by ceding additional risks through reinsurance contracts with other insurers. On an exception basis, the Company can increase its exposure to loss on any single insured up to $15 million. These limits were increased from lower amounts on April 11, 2007.

For group life business, the Company limits its exposure to $500 thousand on any one coverage per policy. For LTD, the Company reinsures risks in excess of $6 thousand of monthly disability income.

The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. If the reinsurer could not meet its obligations, the Company would reassume the liability, as the Company remains primarily liable to the policyholder.

Recoverables are recorded for the portion of benefits paid and insurance liabilities that have been reinsured. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies. Premiums ceded and currently due to reinsurers are recorded as reinsurance balances payable.

Effective October 1, 1998, the Company entered into an agreement to cede 49 percent of its New York and 100 percent of its non-New York group life (excluding permanent policies) and group accident and health business to an affiliated entity, American General Assurance Company ("AGAC"). This agreement required AGAC to pay the Company a ceding commission of $13 million at the inception. Effective January 1, 2007, the Company recaptured this group business from AGAC. The net liabilities transferred from AGAC to the Company totaled $749 million. As a result of the recapture, the Company recorded a $33 million pretax gain. Additionally, the Company deferred a $37 million ceding commission paid to AGAC and is amortizing it over a two year period, the average rate guarantee period.

In December 2002 the Company entered into a coinsurance/modified coinsurance agreement with AIG Life of Bermuda, Ltd. ("AIGB"), an affiliate. The agreement has an effective date of March 1, 2002. Under the agreement, AIGB reinsures a 90 percent quota share of the Company's liability on virtually all individual level term policies issued by the Company with issue dates on or after March 1, 2002. The agreement is unlimited in duration but either party may terminate the agreement as to new business with thirty days written notice to the other party.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

Under the agreement, the Company will retain the assets supporting the reserves ceded to AIGB. At December 31, 2009 and 2008, these assets and the related reserves totaled approximately $123.3 million and $105.9 million, respectively.

The agreement also provides for an experience refund of all profits, less a reinsurance risk charge. The main impact of the agreement on the Company's results of operations for the years ended December 31, 2009 and 2008 was a pre-tax expense of approximately $4.3 million and $4.8 million, respectively, representing the risk charge associated with the coinsurance agreement.

The effect of reinsurance transactions on group, individual and credit premiums and life insurance in force for the years ended December 31, 2009, 2008 and 2007 is presented below:

                                                                                               PERCENTAGE
                                                                                               OF AMOUNT
                                                                                                ASSUMED
DECEMBER 31, 2009                                GROSS         CEDED     ASSUMED      NET        TO NET
-----------------                             ------------ ------------  -------  ------------ ----------
(In Thousands)
Life Insurance in Force...................... $127,216,118 $(24,039,021) $    --  $103,177,097     0.0%
                                              ============ ============  =======  ============
Premiums:
   Life...................................... $    266,903 $   (121,252) $    --  $    145,651     0.0%
   Accident and Health.......................      284,844      (10,114)  (1,389)      273,341    -0.5%
   Annuity...................................        4,154           --       --         4,154     0.0%
                                              ------------ ------------  -------  ------------
   Total Premiums............................ $    555,901 $   (131,366) $(1,389) $    423,146    -0.3%
                                              ============ ============  =======  ============

                                                                                               PERCENTAGE
                                                                                               OF AMOUNT
                                                                                                ASSUMED
DECEMBER 31, 2008                                GROSS         CEDED     ASSUMED      NET        TO NET
-----------------                             ------------ ------------  -------  ------------ ----------
(In Thousands)
Life Insurance in Force...................... $133,615,477 $(26,528,788) $    --  $107,086,689     0.0%
                                              ============ ============  =======  ============
Premiums:
   Life...................................... $    292,199 $   (122,407) $    --  $    169,792     0.0%
   Accident and Health.......................      356,327      (13,163)  (2,388)      340,776    -0.7%
   Annuity...................................        6,489           --       --         6,489     0.0%
                                              ------------ ------------  -------  ------------
   Total Premiums............................ $    655,015 $   (135,570) $(2,388) $    517,057    -0.5%
                                              ============ ============  =======  ============

                                                                                               PERCENTAGE
                                                                                               OF AMOUNT
                                                                                                ASSUMED
DECEMBER 31, 2007                                GROSS         CEDED     ASSUMED      NET        TO NET
-----------------                             ------------ ------------  -------  ------------ ----------
(In Thousands)
Life Insurance in Force...................... $135,539,157 $(27,875,576) $ 1,180  $107,664,761     0.0%
                                              ============ ============  =======  ============
Premiums:
   Life...................................... $    299,767 $   (104,679) $  (654) $    194,434    -0.3%
   Accident and Health.......................      374,515      (27,174)     (43)      347,298     0.0%
   Annuity...................................       10,743          (14)     514        11,243     4.6%
                                              ------------ ------------  -------  ------------
   Total Premiums............................ $    685,025 $   (131,867) $  (183) $    552,975     0.0%
                                              ============ ============  =======  ============

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

For the years ended December 31, 2009, 2008 and 2007, reinsurance recoveries reduced death and other benefits by $84 million, $87 million and $113 million, respectively.

Information related to intercompany reinsurance is as follows:

                                                   2009   2008    2007
                                                  -----  ------  ------
                                                     (In Thousands)
         Premium ceded........................... $ 314  $1,770  $2,552
         Benefits ceded..........................  (619)     (1)     32
         Reinsurance recoverable - paid losses...    92      92      95
         Reinsurance recoverable - unpaid losses.   495   1,256   1,251

11. COMMITMENTS AND CONTINGENT LIABILITIES

COMMITMENTS

Leases

The Company has various leases for office space and facilities. The Company's future minimum rental commitments under noncancellable leases are presented below:

                          YEAR ENDED
                          DECEMBER 31   RENT EXPENSE
                          -----------  --------------
                                       (In Thousands)
                           2010....... $        3,142
                           2011.......          3,144
                           2012.......          3,116
                           2013.......          2,898
                                       --------------
                             Total.... $       12,300
                                       ==============

Net rent expense incurred in 2009, 2008 and 2007 was $3.1 million, $2.8 million and $3.3 million, respectively.

Investment Commitments

From time to time in the normal course of business, the Company issues commitments to purchase various investments such as corporate securities, mortgage loans, etc. At December 31, 2009, the Company had $3.5 million of unfunded commitments.

At December 31, 2009, the Company had not received notification of any insurance company insolvencies that are expected to result in a material guaranty fund assessment against the Company at some future date.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

CONTINGENT LIABILITIES

Superior National Matter

In 1997, USLIFE Corporation (the former parent of the Company) entered the workers' compensation reinsurance business. At the end of 1998, the Company discontinued writing new workers' compensation reinsurance business. The largest contract written was a quota share reinsurance agreement with Superior National Insurance Group, Inc., Centre Insurance Company, and Converium Insurance (North America) (collectively, "Superior National"), effective May 1, 1998.

On November 29, 1999, the Company initiated an arbitration proceeding to rescind the Superior National contract from its inception, based in part on misrepresentations and nondisclosures that the Company believed were made by Superior National.

In 2000, the California Department of Insurance ordered seizure of certain of Superior National's insurance subsidiaries as a result of their financial condition, and Superior National Insurance Group, Inc. voluntarily filed for bankruptcy.

On March 30, 2004, the Company settled its dispute with Centre Insurance
Company.

On December 30, 2004, the arbitration panel issued a Final Interim Award. By a 2-1 majority, the panel denied the Company's claim for rescission, but "reformed" the May 1, 1998 contract to reduce the Company's total liability by 10 percent.

In the December 30, 2004 award, the arbitration panel also scheduled further briefing on whether the panel had continuing jurisdiction to hear and determine in a second phase what amounts are properly payable under the contract. The panel ruled that it had such jurisdiction, and adopted a schedule to resolve the cedents' outstanding request for payment.

On January 26, 2005, the Company settled its dispute with Converium Insurance (North America).

On December 6, 2006, the arbitration panel issued an award entitled "Phase II Interim Award," which adjudicated the Company's claim to disallow certain portions of the Cedents' reinsurance billing and required further submissions on the rate of interest to be applied. On February 1, 2007, the panel issued another award entitled "Phase II Interim Final Award" to address the rate of interest issue. On February 18, 2007, the panel issued a third award, entitled "Phase II Final Arbitration Award" summarizing all of the relief granted in the Phase II awards.

On February 5, 2007, the Company filed a Petition to Vacate (and supporting papers) in the United States District Court for the Central District of California seeking to vacate the Phase II awards as well as the December 30, 2004 Final Interim Award issued in the Phase I proceeding. The cedents filed their own separate petition to confirm the results of Phase II. By order dated June 25, 2007, the court denied the Company's petition to vacate and granted cedents' petition to confirm, and on the same date entered judgment against the Company upon the confirmed award in the amount of $443.5 million, which represented the liability to the Company for billings received through February 2007 plus accrued interest.

The Company filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit from the lower court's June 25, 2007 order and judgment, and posted a $600 million supersedeas bond to obtain a stay of execution of judgment while the Company pursued an appeal to the Ninth Circuit. The Ninth Circuit heard oral argument on November 19, 2008.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

CONTINGENT LIABILITIES (CONTINUED)

Superior National Matter (continued)

On January 4, 2010, the Ninth Circuit denied the Company's appeal and affirmed the arbitration award in favor of Superior National Insurance Company in Liquidation ("SNICIL"). As of December 31, 2009, the award, including interest, amounted to $517 million.

On January 19, 2010, the Company filed a petition for a rehearing before the entire Ninth Circuit panel of judges. The Ninth Circuit, in turn, directed SNICIL to file a response to the Company's petition.

On March 19, 2010, the Ninth Circuit denied the petition for rehearing. On March 25, 2010, the Company filed a motion to stay the mandate for entry of judgment pending a filing of a petition for certiorari in the Supreme Court of the United States. On March 28, 2010, the Ninth Circuit granted the motion to stay.

AIG Life Holdings (US), Inc. (formerly American General Corporation) has committed to make contributions to the capital of the Company sufficient to meet its obligations under the treaty. The Company, with the approval of the New York State Department of Insurance, recorded a $120 million capital contribution as of December 31, 2004. On February 10, 2005, the Company received such capital contribution from its parent. The Company received approval from the New York State Department of Insurance to record a further $130 million capital contribution as of March 31, 2005. On May 11, 2005 the Company received this capital contribution from its parent. AIG Life Holdings
(US), Inc. (formerly American General Corporation) will continue to make capital contributions as required.

In 2007, the Company recorded a $55 million pre-tax gain, prior to allocated investment income, related to the Superior National treaty, driven principally by the Company's resolution of a dispute with Trustmark Insurance Company, the Company's retrocessionnaire on the Superior National treaty. The pre-tax gain included an increase in assumed reserves of $25 million, reflecting revised reserve estimates that were based upon a new actuarial report received in the third quarter of 2007.

In 2008, the Company recorded a $29 million pre-tax loss, prior to allocated investment income, related to the Superior National treaty, driven principally by the accretion of interest and present-value discount. The pre-tax loss included an increase in assumed reserves of $1 million, reflecting revised reserve estimates that were based upon a new actuarial report received in the first quarter of 2009.

In 2009, the Company recorded a $29 million pre-tax loss, prior to allocated investment income, related to the Superior National treaty, driven principally by the accretion of interest and present-value discount.

As of December 31, 2009, the Company recorded a liability of $639 million, which represents a decrease of $23 million over the December 31, 2008 recorded liability of $662 million. This decrease was driven by a draw-down of $53 million from Special California Schedule P deposits to reimburse Superior National for claim amounts billed subsequent to the February 2007 arbitration ruling and offset by increases in interest charges.

Amounts recorded for ultimate losses under the Superior National treaty represent management's estimate as of December 31, 2009, assuming the legal steps noted above are wholly or mainly unsuccessful.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

CONTINGENT LIABILITIES (CONTINUED)

Legal and Regulatory Matters

The Company is party to various lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations, cash flows and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

All fifty states have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent life insurance and annuity companies. The Company recognizes a liability for insurance-related assessments when all of the following three conditions have been met: (i) an assessment has been imposed or information available prior to the issuance of financial statements indicates it is probable that an assessment will be imposed, (ii) the event obligating the Company to pay an imposed or probable assessment occurred on or before the date of the financial statements, and (iii) the amount of the assessment can be reasonably estimated. The December 31, 2009 liability was estimated by the Company using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While it is not possible to exactly estimate the portion of the industry assessments for which the Company will be responsible, it is expected that any difference between the estimated assessments and the actual assessments will not be material to the Company's results of operations and financial position.

Various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

In February 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice ("DOJ"), the U.S. Securities and Exchange Commission ("SEC"), the Office of the New York Attorney General ("NYAG") and the New York State Department of Insurance ("DOI"). The settlements resolved outstanding investigations conducted by the SEC, NYAG and DOI in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of the settlements, the Company obtained temporary permission from the SEC to continue to serve as a depositor for separate accounts. The Company received permanent permission from the SEC in September 2007.

Prior to September 22, 2008, the Company and certain affiliates were parties to an existing inter-affiliate credit facility (the "facility"), under which the Company and such affiliates committed to make loans to AIG and received from AIG an annual facility fee at a specified rate. The facility was terminated on September 22, 2008, in connection with AIG's entry into an $85 billion revolving credit facility with the New York Fed. All amounts owing from AIG to the Company under the facility as of its termination date have been paid in full.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

12. SHAREHOLDER'S EQUITY

Capital contributions received by the Company for the years ended December 31 were as follows:

                                                    2009     2008    2007
                                                  -------- -------- ------
                                                       (In Thousands)
     Cash from Parent............................ $150,000 $     -- $   --
     Contributions related to Securities Lending
        Program (see note 7).....................       --  309,095  2,197
                                                  -------- -------- ------
            Total cash contributions.............  150,000  309,095  2,197
     All other non cash contributions............      728       --     --
                                                  -------- -------- ------
            Total capital contributions.......... $150,728 $309,095 $2,197
                                                  ======== ======== ======

The components of accumulated other comprehensive income (loss) at December 31 were as follows:

                                                              2009       2008      2007
                                                           ---------  ---------  --------
                                                                   (In Thousands)
Fixed maturity and equity securities, available for sale:
   Gross unrealized gains................................. $ 210,331  $ 107,317  $125,487
   Gross unrealized losses................................  (243,251)  (308,632)  (76,428)
Net unrealized gains (losses) on other invested assets....         9        346   (89,692)
Adjustments to DAC........................................     1,013     35,316    (6,918)
Deferred federal and state income tax benefit.............    14,360     57,979    16,643
                                                           ---------  ---------  --------
Accumulated other comprehensive loss...................... $ (17,538) $(107,674) $(30,908)
                                                           =========  =========  ========

Dividends that the Company may pay to the Parent in any year without prior approval of the New York State Superintendent of Insurance are limited by statute. The maximum amount of dividends which can be paid to shareholders of insurance companies domiciled in the state of New York without obtaining the prior approval of the State Superintendent is limited to the lesser of either 10 percent of the preceding year's statutory surplus or the preceding year's statutory net gain from operations. No dividends can be paid in 2010 without prior approval of the State Superintendent as the Company has negative unassigned surplus as of December 31, 2009.

The Company is required to file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by state insurance regulatory authorities. Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, excluding certain assets from statutory admitted assets and valuing investments and establishing deferred taxes on a different basis.

There were no permitted practices used by the Company at December 31, 2009.

Statutory net income (loss) and capital and surplus of the Company at December 31 were as follows:

                                                   2009      2008      2007
                                                 -------- ---------  --------
                                                        (In Thousands)
   Statutory net income (loss) for the year..... $193,876 $(630,605) $ 69,398
   Statutory capital and surplus at year-end.... $488,892 $ 261,253  $465,549

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

13. FEDERAL INCOME TAXES

The components of the provision for income taxes on pretax income for the years ended December 31 were as follows:

                                        2009      2008      2007
                                       ------- ---------  --------
                                              (In Thousands)
             Current.................. $15,336 $(142,629) $122,914
             Deferred.................   8,623   175,370   (64,184)
                                       ------- ---------  --------
             Total income tax expense. $23,959 $  32,741  $ 58,730
                                       ======= =========  ========

The US statutory income tax rate is 35 percent for 2009, 2008 and 2007. Actual tax expense on income differs from the statutory amount computed by applying the federal income tax rate for the years ended December 31 due to the following:

                                                     2009      2008      2007
                                                   -------  ---------  -------
                                                          (In Thousands)
US federal income tax (benefit) at statutory rate. $19,308  $(264,618) $55,522
Adjustments:
   Valuation allowance............................     872    293,325       --
   State income taxes.............................   3,973      4,104    3,295
   Prior year corrections.........................     (72)        50        7
   Other credits, taxes and settlement............    (122)      (120)     (94)
                                                   -------  ---------  -------
Total income tax expense.......................... $23,959  $  32,741  $58,730
                                                   =======  =========  =======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of deferred tax assets and liabilities at December 31 are as follows:

                                                            2009       2008
                                                         ---------  ---------
                                                            (In Thousands)
 Deferred tax assets:
 Basis differential of investments...................... $  81,258  $ 190,226
 Policy reserves........................................   148,519    148,374
 Excess capital losses..................................   157,405    136,282
 Net unrealized losses on debt and equity securities
   available for sale...................................    11,164     63,297
 State deferred tax assets..............................     4,974      4,680
 Other..................................................        99         --
                                                         ---------  ---------
 Total deferred tax assets before valuation allowance...   403,419    542,859
 Valuation allowance....................................  (218,408)  (293,325)
                                                         ---------  ---------
 Net deferred tax assets after valuation allowance......   185,011    249,534
                                                         ---------  ---------
 Deferred tax liabilities:
 Deferred policy acquisition costs......................   (51,453)   (69,726)
 Other..................................................   (16,320)   (11,766)
                                                         ---------  ---------
 Total deferred tax liabilities.........................   (67,773)   (81,492)
                                                         ---------  ---------
 Net deferred tax assets................................ $ 117,238  $ 168,042
                                                         =========  =========

At December 31, 2009, the Company had capital loss carryforwards expiring through the year 2014 of $411 million.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

The Company is included in the consolidated federal income tax return of its ultimate parent, AIG. Under the tax sharing agreement with AIG, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company will recognize tax benefits based upon the amount of the deduction and credits utilized in the consolidated federal income tax return.

In general, realization of deferred tax assets depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. The Company assessed its ability to realize the deferred tax asset of $403.4 million and concluded a $218.4 million valuation allowance was required to reduce the deferred tax asset at December 31, 2009 to an amount the Company believes is more likely than not to be realized.

When making its assessment, the Company considered all available evidence, including the impact of being included in the consolidated federal tax return of AIG, future reversals of existing taxable temporary differences, estimated future GAAP taxable income, and tax planning strategies the Company would implement, if necessary, to realize the net deferred tax asset.

In assessing future GAAP taxable income, the Company considered its strong earnings history exclusive of the recent losses on the securities lending program, because the Company and AIG entered into transactions with the New York Fed to limit the exposure to the future losses. The Company also considered the taxable income from sales of businesses under the asset disposition plan of AIG, the continuing earnings strength of the businesses AIG intends to retain and AIG recently announced debt and preferred stock transactions with the New York Fed and the United States Department of the Treasury (the "Department of the Treasury"), respectively, together with other actions AIG is taking, when assessing the ability to generate sufficient future taxable income during the relevant carryforward periods to realize the deferred tax asset.

Estimates of future taxable income generated from specific transactions and tax planning strategies discussed above could change in the near term, perhaps materially, which may require the Company to adjust its valuation allowance. Such adjustments, either positive or negative, could be material to the Company's financial condition or its results of operations for an individual period.

In evaluating the realizability of the loss carryforwards, the Company considered the relief provided by Internal Revenue Service ("IRS") Notice 2008-84 which provides that the limitation on loss carryforwards that can arise as a result of one or more acquisitions of stock of a loss company will not apply to such stock acquisitions for any period during which the United States becomes a direct or indirect owner of more than 50 percent interest in the loss company.

The Company did not have any unrecognized tax benefits as of December 31, 2009 and 2008, respectively.

The company's tax returns are not currently under examination. The Company's taxable years 2001-2009 remain subject to examination by major tax jurisdictions.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

14. RELATED-PARTY TRANSACTIONS

Events Related to AIG

In September 2008, AIG entered into an $85 billion revolving credit facility (the "Fed Facility") and a guarantee and pledge agreement with the New York Fed. Pursuant to the Fed Facility, on March 4, 2009, AIG issued 100,000 shares of Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and at an initial liquidation preference of $5.00 per share (the "Series C Preferred Stock") to the AIG Credit Facility Trust, a trust established for the sole benefit of the Department of the Treasury. The Series C Preferred Stock is entitled to (i) participate in any dividends paid on the common stock, with the payments attributable to the Series C Preferred Stock being approximately 79.8 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as converted and (ii) to the extent permitted by law, vote with AIG's common stock on all matters submitted to AIG shareholders and hold approximately 79.8 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as converted. The Series C Preferred Stock will remain outstanding even if the Fed Facility is repaid in full or otherwise terminates. The Fed Facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the Fed Facility obligations and it has not pledged any assets to secure those obligations.

On March 2, 2009, AIG and the New York Fed announced their intent to enter into a transaction pursuant to which AIG will transfer to the New York Fed preferred equity interests in newly-formed special purpose vehicles ("SPVs"), in settlement of a portion of the outstanding balance of the Fed Facility. Each SPV will have (directly or indirectly) as its only asset 100 percent of the common stock of an operating subsidiary of AIG (American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited ("AIA") in one case and American Life Insurance Company ("ALICO") in the other). AIG expects to own the common interests of each SPV. In exchange for the preferred equity interests received by the New York Fed, there would be a concurrent substantial reduction in the outstanding balance and maximum available amount to be borrowed on the Fed Facility. On June 25, 2009, AIG and the New York Fed entered into definitive agreements with respect to these transactions. These transactions closed on December 1, 2009. In exchange for the preferred interests received by the New York Fed, there was a $25 billion reduction in the outstanding balance and maximum amount available to be borrowed under the Fed Facility.

On March 2, 2009, AIG and the New York Fed also announced their intent to enter into a securitization transaction pursuant to which AIG will issue to the New York Fed senior certificates in one or more newly-formed SPVs backed by inforce blocks of life insurance policies in settlement of a portion of the outstanding balance of the Fed Facility. This transaction is no longer being pursued by AIG.

On April 17, 2009, AIG entered into an exchange agreement with the Department of the Treasury pursuant to which, among other things, the Department of the Treasury exchanged 4,000,000 shares of the Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock") for 400,000 shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series E Preferred Stock"). The exchange agreement permits the Department of the Treasury in certain circumstances to exchange a 10-year warrant to purchase 2,689,938.3 shares of common stock (the "Warrant") for 2,689,938.3 shares of Series C Preferred Stock. The Series D Preferred Stock and the Warrant were issued and sold by AIG pursuant to an agreement entered into on November 25, 2008, with the Department of the Treasury.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

Events Related to AIG (continued)

On April 17, 2009, AIG and the New York Fed amended the terms of the Fed Facility to, among other things, remove the minimum 3.5 percent LIBOR. AIG also entered into a purchase agreement with the Department of the Treasury pursuant to which, among other things, AIG issued and sold to the Department of the Treasury 300,000 shares of Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series F Preferred Stock"), each share with a zero initial liquidation preference, and a warrant to purchase up to 150 shares of common stock, par value $2.50 per share. Pursuant to the purchase agreement, the Department of the Treasury has committed for five years to provide immediately available funds in an amount up to $29.835 billion so long as (i) AIG is not a debtor in a pending case under Title 11 of the United States Code and (ii) the AIG Credit Facility Trust and the Department of the Treasury in the aggregate own more than 50 percent of the aggregate voting power of AIG's voting securities. The liquidation preference of AIG's Series F Preferred Stock will increase, on a pro rata basis, by the amount of any draw down on the commitment. The amount of funds available under the commitment will be decreased by the aggregate amount of financial assistance that the Department of the Treasury provides to AIG, its subsidiaries or any special purpose vehicle established by or for the benefit of AIG or any of its subsidiaries after April 17, 2009, unless otherwise specified by the Department of the Treasury, in its sole discretion, under the terms of such financial assistance.

Since September 2008, AIG has been working to protect and enhance the value of its key businesses, execute an orderly asset disposition plan and position itself for the future. AIG continually reassesses this plan to maximize value while maintaining flexibility in its liquidity and capital, and expects to accomplish these objectives over a longer time frame than originally contemplated. AIG has decided to retain the companies included in its Life Insurance & Retirement Services operations (including the Company and its subsidiaries) and will continue to own these companies for the foreseeable future.

Notes of Affiliates

On December 7, 2005, the Company acquired 5.75 percent Senior Notes due December 14, 2015, issued by Transatlantic Holdings, Inc., an affiliate of the Company, at a cost of $10 million. Other affiliates of the Company are also holders of the same class of securities. On June 10, 2009, AIG closed a public offering of 29.9 million shares of Transatlantic Holdings, Inc. common stock owned by AIG. At the close of the public offering, AIG retained 13.9 percent of Transatlantic Holdings, Inc. outstanding common stock. As a result, AIG deconsolidated Transatlantic and the Company's investment in Transatlantic Holdings, Inc. was no longer considered affiliated. The Company recognized interest income of $241 thousand, $579 thousand and $579 thousand on the Notes while they were still considered an affiliate during 2009, 2008 and 2007, respectively.

On September 15, 2006, the Company acquired a 5.57 percent Senior Note due September 15, 2011, issued by AIGLH, at a cost of $5 million.

On December 27, 2006, the Company acquired a 5.18 percent Senior Note due December 27, 2011, issued by AIGLH, at a cost of $117 million.

As of September 28, 2007, AIG Global Real Estate Investment Corp (an affiliate), assumed a commercial mortgage loan in the amount of $7 million. This mortgage loan had previously been unaffiliated.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

Operating Agreements

The Company is party to various cost sharing agreements with its affiliates. During 2009, 2008 and 2007, the Company was charged $119.2 million, $144.4 million and $123.1 million, respectively, for expenses incurred by affiliates on its behalf.

The Company has also entered into reinsurance agreements with certain affiliates. Please refer to Note 10.

Agreements with Affiliates

American Home Assurance Company ("American Home"), an indirect wholly owned subsidiary of AIG, has terminated the General Guarantee Agreement dated
March 3, 2003 ("the Guarantee") with respect to prospectively issued policies and contracts issued by the Company. The Guarantee terminates on April 30, 2010 at 4:00 p.m. Eastern Time ("Point of Termination"). Pursuant to its terms, the Guarantee does not apply to any group or individual policy, contract or certificate issued after the Point of Termination. The Guarantee will continue to cover the policies, contracts and certificates with a date of issuance earlier than the Point of Termination until all insurance obligations under such policies, contracts and certificates are satisfied in full. American Home's audited statutory financial statements are filed with the SEC in the Company's registration statements for its variable products that were issued prior to the Point of Termination.

15. BENEFIT PLANS

The Company's employees participate in various benefit plans sponsored by AIG, including a noncontributory qualified defined benefit retirement plan, various stock option and purchase plans, a 401(k) plan and a post retirement benefit program for medical care and life insurance. AIG's U.S. plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

The Company sponsors a defined non-qualified retirement plan for the benefit of Selected Agents, which was frozen to new participants and contributions of existing participants, effective January 1, 2006. Effective August 1, 2007, the Company entered into a Pension Services Agreement with Diversified Investment Advisors ("DIA") to administer the plan. On October 1, 2007, the plan liabilities (approximately $17.8 million) were transferred to DIA. Under this agreement, plan participants can invest in a variety of stock, bond and fixed income mutual funds. As of December 31, 2007 the Company had a liability of $160 thousand related to this plan, which was disbursed in January 2008.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

16. ACCIDENT AND HEALTH RESERVES

Activity in the liability for policy and contract claims for the Company's accident and health coverage is summarized as follows:

                                                               2009     2008     2007
                                                             -------- -------- --------
                                                                   (In Thousands)
Balance as of January 1, net of reinsurance recoverable..... $706,669 $647,271 $461,822
Add: Incurred losses related to:
Current year................................................   62,492  106,804   75,718
Prior years.................................................  118,057  154,598  101,899
                                                             -------- -------- --------
Total incurred losses.......................................  180,549  261,402  177,617
                                                             -------- -------- --------
Deduct: Paid losses related to:
Current year................................................   72,027  108,229   19,761
Prior years.................................................  149,452   93,775  (27,593)
                                                             -------- -------- --------
Total paid losses...........................................  221,479  202,004   (7,832)
                                                             -------- -------- --------
Balance as of December 31, net of reinsurance recoverable...  665,739  706,669  647,271
Reinsurance recoverable.....................................    1,443    1,840    1,246
                                                             -------- -------- --------
Balance as of December 31, gross of reinsurance recoverable. $667,182 $708,509 $648,517
                                                             ======== ======== ========

The liability for unpaid claims and claim adjustment expenses relating to the Company's accident and health business is based on the estimated amount payable on claims reported prior to the date of the balance sheets which have not yet been settled, claims reported subsequent to the date of the balance sheets which have been incurred during the period then ended, and an estimate (based on past experience) of incurred but unreported claims relating to such periods.

17. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

On March 1, 2010, AIG announced a definitive agreement for the sale of the AIA, one of the world's largest pan-Asian life insurance companies, to Prudential plc for approximately $35.5 billion, including approximately $25 billion in cash, $8.5 billion in face value of equity and equity-linked securities, and $2.0 billion in face value of preferred stock of Prudential plc, subject to closing adjustments. The cash portion of the proceeds from the sale will be used to redeem the preferred interests of the special purpose vehicle held by the New York Fed with a liquidation preference of approximately $16 billion and to repay approximately $9 billion under the Fed Facility.

On March 8, 2010, AIG announced a definitive agreement for the sale of ALICO, one of the world's largest and most diversified international life insurance companies, to MetLife, Inc. ("MetLife") for approximately $15.5 billion, including $6.8 billion in cash and the remainder in equity securities of MetLife, subject to closing adjustments. The cash portion of the proceeds from this sale will be used to reduce the liquidation preference of the preferred interests of the special purpose vehicle held by the New York Fed.

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

AIG closed the sale of a portion of its asset management business to Pacific Century Group at the end of March 2010, and the divested portion of the asset management business has been branded as PineBridge Investments. In connection with the closing of the sale, the Company's investment advisory agreement previously entered into with AIG Global Investment Corp. was assigned to AIG Asset Management (U.S.), LLC ("AMG"), an AIG affiliate, and the majority of the Company's invested assets are currently managed by AMG.

In connection with the preparation of its annual report on Form 10-K for the fiscal year ended December 31, 2009, management of AIG assessed whether AIG has the ability to continue as a going concern for the next twelve months. Based on the U.S. government's continuing commitment, the already completed transactions and the other expected transactions with the New York Fed, plans of AIG's management to stabilize AIG's businesses and dispose of certain assets, and after consideration of the risks and uncertainties of such plans, management of AIG believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations during this period. It is possible that the actual outcome of one or more of the plans of AIG's management could be materially different, or that one or more of the significant judgments or estimates of AIG's management about the potential effects of these risks and uncertainties could prove to be materially incorrect, or that the transactions with the New York Fed previously discussed fail to achieve the desired objectives. If one or more of these possible outcomes is realized and financing is not available, AIG may need additional U.S. government support to meet its obligations as they come due. Without additional support from the U.S. government, in the future there could be substantial doubt about AIG's ability to continue as a going concern. If AIG were not able to continue as a going concern, management believes this could have a material effect upon the Company and its operations.

Additional information on AIG is publicly available in its regulatory filings with the SEC. Information regarding AIG as described above is qualified by regulatory filings AIG files from time to time with the SEC.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

                         INDEX TO FINANCIAL STATEMENTS

                                                                        Page
                                                                       Numbers
                                                                       -------
Report of Independent Registered Public Accounting Firm...............    1

Balance Sheets - December 31, 2009 and 2008........................... 2 to 3

Statements of Income (Loss) - Years Ended December 31, 2009, 2008 and
  2007................................................................    4

Statements of Comprehensive Income (Loss) - Years Ended December 31,
  2009, 2008 and 2007.................................................    5

Statements of Shareholder's Equity - Years Ended December 31, 2009,
  2008 and 2007.......................................................    6

Statements of Cash Flows - Years Ended December 31, 2009, 2008 and
  2007................................................................ 7 to 8

Notes to Financial Statements......................................... 9 to 49

[LOGO] PRICEWATERHOUSECOOPERS LLP

                                                     PRICEWATERHOUSECOOPERS LLP
                                                                 1201 LOUISIANA
                                                                     SUITE 2900
                                                          HOUSTON TX 77002-5678
                                                       TELEPHONE (713) 356 4000
                                                       FACSIMILE (713) 356 4717

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of American International Life Assurance Company of New York

In our opinion, the accompanying balance sheets and the related statements of income (loss), of comprehensive income (loss), of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of American International Life Assurance Company of New York (the "Company"), an indirect, wholly owned subsidiary of American International Group, Inc., at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for other-than-temporary impairments of fixed maturity securities as of April 1, 2009.

PRICEWATERHOUSECOOPERS LLP

April 30, 2010

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                                BALANCE SHEETS

                                                                                                       December 31,
                                                                                                   ---------------------
                                                                                                      2009       2008
                                                                                                   ---------- ----------
                                                                                                      (In Thousands)
ASSETS
Investments:
   Fixed maturity securities, available for sale, at fair value (cost: 2009 - $5,386,397; 2008 -
     $5,095,198).................................................................................. $5,441,420 $4,840,509
   Fixed maturity securities, trading, at fair value..............................................     26,257     27,136
   Equity securities, available for sale, at fair value (cost: 2009 - $7,350; 2008 - $7,922)......      9,176      4,427
   Mortgage and other loans receivable, (net of allowance: 2009 - $1,721; 2008 - $0)..............    434,514    465,291
   Policy loans...................................................................................      9,569     10,750
   Investment real estate.........................................................................     23,122     23,653
   Partnerships and other invested assets.........................................................    115,802    124,851
   Short-term investments.........................................................................    186,995    105,016
                                                                                                   ---------- ----------

Total investments.................................................................................  6,246,855  5,601,633
Cash and cash equivalents.........................................................................      4,534      6,346
Accrued investment income.........................................................................     84,217     84,778
Amounts due from related parties..................................................................      2,665      9,729
Reinsurance receivables...........................................................................     36,660     41,984
Deferred policy acquisition costs.................................................................     43,995     47,207
Income taxes receivable from parent...............................................................     10,239    143,726
Other assets......................................................................................     23,216     11,283
Variable account assets, at fair value............................................................     84,317     78,606
                                                                                                   ---------- ----------
TOTAL ASSETS...................................................................................... $6,536,698 $6,025,292
                                                                                                   ========== ==========

                See accompanying notes to financial statements

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                          BALANCE SHEETS (Continued)

                                                                                        December 31,
                                                                                   --------------------------------
                                                                                      2009             2008
                                                                                     ----------       ----------
                                                                                   (In Thousands, except share data)
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
   Future policy benefits......................................................... $3,459,948       $3,446,406
   Policyholder contract deposits.................................................  2,004,632        2,240,587
   Policy claims and benefits payable.............................................     22,941           21,878
   Other policyholders' funds.....................................................     31,767           25,457
   Reserve for unearned premiums..................................................      7,838            7,140
   Amounts due to related parties.................................................     12,222           23,755
   Derivative liabilities.........................................................      7,898            5,843
   Other liabilities..............................................................     37,844           34,713
   Variable account liabilities...................................................     84,317           78,606
                                                                                     ----------       ----------
TOTAL LIABILITIES.................................................................  5,669,407        5,884,385
                                                                                     ----------       ----------

Commitments and contigent liabilities (see Note 11)
SHAREHOLDER'S EQUITY:
   Common stock, $200 par value, 16,125 shares authorized, issued and outstanding.      3,225            3,225
   Additional paid-in capital.....................................................  1,196,160          996,012
   Accumulated deficit............................................................   (377,553)        (691,654)
   Accumulated other comprehensive income (loss)..................................     45,459         (166,676)
                                                                                     ----------       ----------
TOTAL SHAREHOLDER'S EQUITY........................................................    867,291          140,907
                                                                                     ----------       ----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY........................................ $6,536,698       $6,025,292
                                                                                     ==========       ==========

                See accompanying notes to financial statements

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                          STATEMENTS OF INCOME (LOSS)

                                                                                                     Years ended December 31,
                                                                                                 -------------------------------
                                                                                                   2009        2008       2007
                                                                                                 --------  -----------  --------
                                                                                                          (In Thousands)
REVENUES:
   Premiums and other considerations............................................................ $147,188  $   371,889  $374,489
   Net investment income........................................................................  410,166      437,618   513,024
   Net realized investment losses:
       Total other-than-temporary impairments on available for sale securities..................  (74,302)    (461,104)  (31,663)
       Portion of other-than-temporary impairments on available for sale fixed maturity
         securities recognized in accumulated other comprehensive income (loss).................    1,726           --        --
                                                                                                 --------  -----------  --------
       Net other-than-temporary impairments on available for sale securities recognized in
         net losses.............................................................................  (72,576)    (461,104)  (31,663)
       Other realized investment losses.........................................................   (1,425)    (850,549)  (47,212)
                                                                                                 --------  -----------  --------
          Total net realized investment losses..................................................  (74,001)  (1,311,653)  (78,875)
   Insurance charges and other revenue..........................................................    8,622       11,015    11,768
                                                                                                 --------  -----------  --------
TOTAL REVENUES..................................................................................  491,975     (491,131)  820,406
                                                                                                 --------  -----------  --------

BENEFITS AND EXPENSES:
   Policyholder benefits........................................................................  345,848      570,722   534,418
   Interest credited on policyholder contract deposits..........................................   83,358       99,367   126,439
   Amortization of deferred policy acquisition costs............................................    3,355       14,772    39,553
   Other operating expenses.....................................................................   27,194       28,921    35,246
                                                                                                 --------  -----------  --------
TOTAL BENEFITS AND EXPENSES.....................................................................  459,755      713,782   735,656
                                                                                                 --------  -----------  --------

INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)...............................................   32,220   (1,204,913)   84,750

INCOME TAX EXPENSE (BENEFIT):
   Current......................................................................................   (1,696)    (269,969)   19,380
   Deferred.....................................................................................   15,076      285,727     5,071
                                                                                                 --------  -----------  --------
TOTAL INCOME TAX EXPENSE........................................................................   13,380       15,758    24,451
                                                                                                 --------  -----------  --------

NET INCOME (LOSS)............................................................................... $ 18,840  $(1,220,671) $ 60,299
                                                                                                 ========  ===========  ========

                See accompanying notes to financial statements

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                                                 Years ended December 31,
                                                                            ---------------------------------
                                                                               2009        2008        2007
                                                                            ---------  -----------  ---------
                                                                                      (In Thousands)
NET INCOME (LOSS).......................................................... $  18,840  $(1,220,671) $  60,299
OTHER COMPREHENSIVE INCOME (LOSS):

   Net unrealized gains of fixed maturity investments on which other-than-temporary credit impairments were taken - net of
     reclassification adjustments..........................................    28,983           --         --
   Deferred income tax expense on above changes............................    (4,284)          --         --

   Net unrealized gains (losses) on all other invested assets arising
     during the current period - net of reclassification adjustments.......   613,184     (253,767)  (267,149)
   Deferred income tax (expense) benefit on above changes..................  (214,615)      88,818     93,963

   Adjustment to deferred policy acquisition costs.........................        --           --     31,702
   Deferred income tax expense on above changes............................        --           --    (11,147)
                                                                            ---------  -----------  ---------
   OTHER COMPREHENSIVE INCOME (LOSS).......................................   423,268     (164,949)  (152,631)
                                                                            ---------  -----------  ---------

COMPREHENSIVE INCOME (LOSS)................................................ $ 442,108  $(1,385,620) $ (92,332)
                                                                            =========  ===========  =========

                See accompanying notes to financial statements

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                      STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                    Years ended December 31,
                                                               ----------------------------------
                                                                  2009         2008        2007
                                                               ----------  -----------  ---------
                                                                         (In Thousands)
COMMON STOCK:
   Balance at beginning and end of year....................... $    3,225  $     3,225  $   3,225

ADDITIONAL PAID-IN CAPITAL:
   Balance at beginning of year...............................    996,012      244,198    238,025
       Capital contributions from Parent (see Note 12)........    200,148      751,814      6,173
                                                               ----------  -----------  ---------
   Balance at end of year.....................................  1,196,160      996,012    244,198
                                                               ----------  -----------  ---------

RETAINED EARNINGS (ACCUMULATED DEFICIT):
   Balance at beginning of year...............................   (691,654)     579,017    618,718
       Cumulative effect of accounting change, net of tax.....    295,261           --         --
       Net income (loss)......................................     18,840   (1,220,671)    60,299
       Dividends..............................................         --      (50,000)  (100,000)
                                                               ----------  -----------  ---------
   Balance at end of year.....................................   (377,553)    (691,654)   579,017
                                                               ----------  -----------  ---------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
   Balance at beginning of year...............................   (166,676)      (1,727)   150,904
       Cumulative effect of accounting change, net of tax.....   (211,133)          --         --
       Other comprehensive income (loss)......................    423,268     (164,949)  (152,631)
                                                               ----------  -----------  ---------
   Balance at end of year.....................................     45,459     (166,676)    (1,727)
                                                               ----------  -----------  ---------

TOTAL SHAREHOLDER'S EQUITY.................................... $  867,291  $   140,907  $ 824,713
                                                               ==========  ===========  =========

                See accompanying notes to financial statements

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                           STATEMENTS OF CASH FLOWS

                                                                                               Years ended December 31,
                                                                                          ---------------------------------
                                                                                             2009        2008        2007
                                                                                          ---------  -----------  ---------
                                                                                                    (In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)........................................................................ $  18,840  $(1,220,671) $  60,299
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Interest credited on policyholder contract deposits......................................    83,358       99,367    126,439
Fees charged for policyholder contract deposits..........................................    (5,401)      (4,943)    (4,943)
Amortization of deferred policy acquisition costs........................................     3,355       14,772     41,987
Net realized investment losses...........................................................    74,001    1,311,653     78,875
Equity in income of partnerships and other invested assets...............................    (8,249)      13,269    (28,508)
Depreciation and amortization............................................................     1,347        1,796        670
Amortization (accretion) of net premium/discount on investments..........................   (30,954)     (13,484)   (16,015)
Provision for deferred income taxes......................................................  (134,771)      88,818     93,963
CHANGE IN:
   Trading Securities, at fair value.....................................................       879        7,464         --
   Accrued investment income.............................................................       561        7,192     12,316
   Amounts due to/from related parties...................................................    (4,469)      (5,666)    41,385
   Reinsurance receivables...............................................................     5,324      (17,602)     4,456
   Deferral of deferred policy acquisition costs.........................................      (143)        (244)      (264)
   Income taxes currently receivable/payable.............................................   133,487     (106,821)   (60,104)
   Other assets..........................................................................   (11,917)       7,046      8,541
   Future policy benefits................................................................    14,239      283,290    308,511
   Other policyholders' funds............................................................     6,310        9,780    (21,738)
   Other liabilities.....................................................................     5,007      (11,654)       200
Other, net...............................................................................       145       (1,878)        --
                                                                                          ---------  -----------  ---------
       NET CASH PROVIDED BY OPERATING ACTIVITIES......................................... $ 150,949  $   461,484  $ 646,070
                                                                                          ---------  -----------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of:
   Fixed maturity securities............................................................. $(553,962) $  (236,882) $(699,699)
   Equity securities.....................................................................    (5,838)        (374)    (8,000)
   Mortgage and other loans..............................................................    (1,202)     (31,889)   (66,864)
   Other investments, excluding short-term investments...................................   (37,992)     (93,501)   (46,827)
Sales of:
   Fixed maturity securities.............................................................   252,384      615,785    969,015
   Equity securities.....................................................................     7,494        1,034      1,579
   Other investments, excluding short-term investments...................................    53,911       11,722     54,230
Redemptions and maturities of:
   Fixed maturity securities.............................................................   293,541      199,887    493,867
   Mortgage and other loans..............................................................    32,345       50,628     51,482
   Other investments, excluding short-term investments...................................     3,261        2,587      3,332
Change in short-term investments.........................................................   (81,979)     (14,549)   (72,682)
Change in securities lending invested collateral.........................................        --    1,725,634   (703,235)
Other - net..............................................................................        --           --        (87)
                                                                                          ---------  -----------  ---------
       NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES............................... $ (38,037) $ 2,230,082  $ (23,889)
                                                                                          ---------  -----------  ---------

                See accompanying notes to financial statements

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                     STATEMENTS OF CASH FLOWS (Continued)

                                                              Years ended December 31,
                                                        -----------------------------------
                                                           2009        2008         2007
                                                        ---------  -----------  -----------
                                                                   (In Thousands)
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account deposits.......................... $  25,200  $    60,163  $    74,899
Policyholder account withdrawals.......................  (341,624)    (770,282)  (1,235,197)
Net exchanges to/(from) variable accounts..............      (244)       2,419          282
Claims and annuity payments............................     3,820          827        1,253
Change in securities lending payable...................        --   (2,541,319)     650,557
Cash overdrafts........................................    (1,876)      (4,121)      (9,726)
Cash capital contribution from Parent..................   200,000      606,671        6,173
Dividend paid to shareholder...........................        --      (50,000)    (100,000)
                                                        ---------  -----------  -----------
   NET CASH USED IN FINANCING ACTIVITIES............... $(114,724) $(2,695,642) $  (611,759)
                                                        ---------  -----------  -----------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS....... $  (1,812) $    (4,076) $    10,422
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.......     6,346       10,422           --
                                                        ---------  -----------  -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD............. $   4,534  $     6,346  $    10,422
                                                        =========  ===========  ===========

SUPPLEMENTAL CASH FLOW INFORMATION

Income taxes paid (received)........................... $  13,398  $    35,669  $   (10,418)
Interest received...................................... $    (367) $        --  $        --

Non-cash activity:
Capital contribution in the form of securities......... $      --  $   145,143  $        --
Capital contribution for equity compensation........... $     148  $        --  $        --

                See accompanying notes to financial statements

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

American International Life Assurance Company of New York (the "Company"), is a wholly-owned subsidiary of AGC Life Insurance Company (the "Parent"), and its ultimate parent is American International Group, Inc. ("AIG"). The Company, domiciled in New York, has been doing business since 1962 as a provider of individual and group life insurance, fixed annuities, immediate annuities, variable products, terminal funding annuities, and structured settlement contracts. The Company is licensed to sell life and accident and health insurance in the District of Columbia and all states except Arizona, Connecticut and Maryland. The Company is also licensed in American Samoa, U.S. Virgin Islands, and Guam.

Prior to December 18, 2007, 78 percent of the outstanding stock of the Company was held by AIG. The remaining 22 percent of the Company's outstanding common stock was held by another AIG subsidiary, American Home Assurance ("AHAC"), which is domiciled in New York. Effective December 18, 2007, the shares of the Company owned by AHAC were sold to AIG and on December 31, 2007, 100 percent of the shares owned by AIG were contributed by AIG to AIG Life Holdings and upon receipt of these shares, AIG Life Holdings contributed the same to the Parent, which is domiciled in Missouri. As a result of these transactions, 100 percent of the Company's outstanding common stock is owned by the Parent as of December 31, 2007.

The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government and policies of state and other regulatory authorities. The level of sales of the Company's insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing insurance products. The financial condition of AIG and rating downgrades that occurred late in the third quarter of 2008 and AIG's restructuring plan and related events described in Note 14 below (collectively, the "AIG Events") have also impacted the Company's operations. The Company is exposed to the risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risks. Continuing volatility in the credit markets may result in additional other-than-temporary impairments relating to the Company's fixed income investments. The Company controls its exposure to these risks by, among other things, closely monitoring and limiting prepayments and extension risk in its portfolio; maintaining a large percentage of its portfolio in liquid securities; engaging in a disciplined process of underwriting; and reviewing and monitoring credit risk. The Company also is exposed to market risk, as market volatility may result in reduced fee income on variable product assets held in variable accounts. Although management expects to be able to achieve its plans, no assurance can be given that one or more of the risks described above will not result in material adverse effects on the Company's financial position, results of operations and/or statutory capital and surplus.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PREPARATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Certain prior period items have been reclassified to conform to the current period's presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. The Company considers that its accounting policies that are most dependent on the application of estimates and assumptions, and therefore viewed as critical accounting estimates, are those relating to items considered by management in the determination of:

    .  future policy benefits for life and accident and health contracts;

    .  recoverability of deferred policy acquisition costs ("DAC");

    .  estimated gross profits ("EGPs") for investment-oriented products;

    .  other-than-temporary impairments;

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


    . estimates with respect to income taxes, including recoverability of deferred tax assets; and

    . fair value measurements of certain financial assets and liabilities, including the Company's economic interest in Maiden Lane II LLC ("ML II"), a Delaware limited liability company whose sole member is the Federal Reserve Bank of New York ("New York Fed"). See Note 3 herein.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, the Company's financial condition, results of operations and cash flows could be materially affected.

Out of Period Adjustments

The Company recorded the net effect of certain out of period adjustments which decreased pretax income for 2009 by $4.2 million. The Company evaluated these errors taking into account both qualitative and quantitative factors and considered the impact of these errors to 2009, as well as the materiality to the periods in which they originated. The pretax impact on prior periods relating to the 2009 out of period adjustments is as follows (in millions):

                                                   Total  2008  2007  Pre-2007
                                                   -----  ---- -----  --------
Increase (decrease) to pretax income.............. $(4.2) $2.8 $(1.5)  $(5.5)

Management believes these errors are immaterial to the financial statements.

INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include limited payment, endowment, guaranteed renewable term life, universal life, variable products and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most contracts issued in the future by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

INVESTMENTS

Fixed Maturity and Equity Securities

Fixed maturity and equity securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, net of deferred taxes, are recorded as a separate component of accumulated other comprehensive income
(loss), within shareholder's equity. Realized gains and losses on the sale of investments are recognized in income at the date of sale and are determined by using the specific cost identification method.

Interest on fixed maturity securities is recorded as income when earned and is adjusted for any amortization of premium or accretion of discount. Premiums and discounts arising from the purchase of bonds classified as available for sale are treated as yield adjustments over their estimated lives, until maturity, or call date, if applicable. Dividend income on equity securities is generally recognized as income on the ex-dividend date.

Fixed maturity and equity securities classified as trading securities are carried at fair value. Trading securities include the Company's economic interest in ML II, which is carried at fair value. For discussion on ML II, see Notes 6 and 7. Realized and unrealized gains and losses on trading securities are reported in net investment income.

Evaluating Investments for Other-Than-Temporary Impairments

On April 1, 2009, the Company adopted prospectively a new accounting standard addressing the evaluation of fixed maturity securities for other-than-temporary impairments. These requirements have significantly altered the Company's policies and procedures for determining impairment charges recognized through earnings. The new

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)

standard requires a company to recognize the credit component (a credit impairment) of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The new standard also changes the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold the security until recovery and requires additional disclosures. A credit impairment, which is recognized in earnings when it occurs, is the difference between the amortized cost of the fixed maturity security and the estimated present value of cash flows expected to be collected (recovery value), as determined by management. The difference between fair value and amortized cost that is not related to a credit impairment is recognized as a separate component of accumulated other comprehensive income (loss). The Company refers to both credit impairments and impairments recognized as a result of intent to sell as "impairment charges." The impairment model for equity securities was not affected by the new standard.

Impairment Policy -- Effective April 1, 2009 and Thereafter

Fixed Maturity Securities
-------------------------

If the Company intends to sell a fixed maturity security or it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis and the fair value of the security is below amortized cost, an other-than-temporary impairment has occurred and the amortized cost is written down to current fair value, with a corresponding charge to earnings.

For all other fixed maturity securities for which a credit impairment has occurred, the amortized cost is written down to the estimated recovery value with a corresponding charge to earnings. Changes in fair value compared to recovery value, if any, is charged to unrealized appreciation (depreciation) of fixed maturity investments on which other-than-temporary credit impairments were taken (a component of accumulated other comprehensive income (loss)).

When assessing the Company's intent to sell a fixed maturity security, or if it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis, management evaluates relevant facts and circumstances including, but not limited to, decisions to reposition the Company's investment portfolio, sales of securities to meet cash flow needs and sales of securities to capitalize on favorable pricing.

The Company considers severe price declines and the duration of such price declines in its assessment of potential credit impairments. The Company also modifies its modeled outputs for certain securities when it determines that price declines are indicative of factors not comprehended by the cash flow models.

In periods subsequent to the recognition of an other-than-temporary impairment charge for available for sale fixed maturity securities that is not foreign exchange related, the Company generally prospectively accretes into income the difference between the new amortized cost and the expected undiscounted recovery value over the remaining expected holding period of the security.

In assessing whether a credit impairment has occurred for a structured fixed maturity security, the Company performs evaluations of expected future cash flows. Certain critical assumptions are made with respect to the performance of the securities.

When estimating future cash flows for a structured fixed maturity security (e.g. Residential mortgage-backed securities ("RMBS"), Commercial mortgage-backed securities ("CMBS"), Collateralized debt obligations ("CDO"), Asset backed securities ("ABS")) management considers historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and priority of payment structure of the security. In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by asset class:

    .  Current delinquency rates;

    .  Expected default rates and timing of such defaults;

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


    .  Loss severity and timing of any such recovery;

    .  Expected prepayment speeds; and

    .  Ratings of securities underlying structured products.

For corporate, municipal and sovereign fixed maturity securities determined to be credit impaired, management considers the fair value as the recovery value when available information does not indicate that another value is more relevant or reliable. When management identifies information that supports a recovery value other than the fair value, the determination of a recovery value considers scenarios specific to the issuer and the security, and may be based upon estimates of outcomes of corporate restructurings, political and macro economic factors, stability and financial strength of the issuer, the value of any secondary sources of repayment and the disposition of assets.

Equity Securities
-----------------

The impairment model for equity securities and other cost and equity method investments was not affected by the adoption of the new accounting standard related to the other-than-temporary impairments in the second quarter of 2009. The Company continues to evaluate its available for sale equity securities, equity method and cost method investments for impairment by considering such securities as candidates for other-than-temporary impairment if they meet any of the following criteria:

    . The security has traded at a significant (25 percent or more) discount to cost for an extended period of time (nine consecutive months or longer);

    . A discrete credit event has occurred resulting in (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

    . The Company has concluded that it may not realize a full recovery on its investment, regardless of the occurrence of one of the foregoing events.

The determination that an equity security is other-than-temporarily impaired requires the judgment of management and consideration of the fundamental condition of the issuer, its near-term prospects and all the relevant facts and circumstances. The above criteria also consider circumstances of a rapid and severe market valuation decline in which the Company could not reasonably assert that the impairment period would be temporary (severity losses).

Fixed Maturity Securities Impairment Policy -- Prior to April 1, 2009

In all periods prior to April 1, 2009, the Company assessed its ability to hold any fixed maturity available for sale security in an unrealized loss position to its recovery at each balance sheet date. The decision to sell any such fixed maturity security classified as available for sale reflected the judgment of the Company's management that the security sold was unlikely to provide, on a relative value basis, as attractive a return in the future as alternative securities entailing comparable risks. With respect to distressed securities, the sale decision reflected management's judgment that the risk-adjusted ultimate recovery was less than the value achievable on sale.

In those periods, the Company evaluated its fixed maturity securities for other-than-temporary impairments with respect to valuation as well as credit.

After a fixed maturity security had been identified as other-than-temporarily impaired, the amount of such impairment was determined as the difference between fair value and amortized cost and the entire amount was recorded as a charge to earnings.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


Mortgage and Other Loans Receivable

Mortgage and other loans receivable includes mortgage loans on real estate, collateral, commercial and guaranteed loans. Mortgage loans are classified as loans held for investment.

Mortgage Loans Held for Investment
----------------------------------

Loans classified as "held for investment" are those that the Company has the intent and ability to hold for the foreseeable future, or until maturity or payoff. Mortgage loans held for investment are carried at unpaid principal balances less valuation allowances and deferred fees or expenses and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on such loans is accrued as earned. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income in the statements of income (loss). Non-refundable loan origination fees and certain incremental direct origination costs are offset and the resulting net amount is deferred and amortized in net investment income (or expense) over the life of the related loan as an adjustment of the loan's yield. Loan commitment fees are generally deferred and recognized in net investment income (expense) as an adjustment of yield over the related life of the loan or upon expiration of the commitment if the commitment expires unexercised.

Valuation Allowance
-------------------

An allowance for mortgage and other loans receivable is based on certain risk factors and recognized when collection of all amounts due under the contractual terms is not probable. There are two components of allowance for loan loss:
(i) individual loans that are specifically reserved ("specific loan loss allowance") and (ii) groups of loans that have specific characteristics indicating a probable loss although the loss cannot be determined for any individual loan in the group ("segment loan loss allowance").

A specific loan loss allowance is determined based on the fair value of the collateral supported by an internal cash flow analysis, third party broker opinion of value or a third party appraisal report. The allowance amount is calculated as the excess of book value of the individual loan over the fair value of its collateral, net of a sales cost estimate.

The Company segregates pools of loans with higher risk profile from the mortgage loan portfolio to determine a segment loan loss allowance, using factors such as vintage, maturity date, debt service coverage ratio ("DSCR"), loan to value ("LTV") and type of loan. The Company reviews and revises these key assumptions on a quarterly basis based on an analysis of market conditions. The appraised value of the collateral of the loans with higher risk profile is then reduced by a percentage, which is based on current market conditions. To the extent that the reduced appraised value of the collateral with higher risk profile is lower than its book value, an allowance is recorded. Loans with specific loan loss allowance are excluded from the segment loan loss allowance.

Additions or reductions to the allowance for loan losses are made through charges or credits to realized investment gains (losses) in the statements of income (loss).

Policy Loans

Policy loans are carried at unpaid principal amount. There is no allowance for policy loans because these loans serve to reduce the death benefit paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

Investment Real Estate

Real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. The Company does not currently hold any available for sale investment real estate.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


Partnerships and Other Invested Assets

Partnerships in which the Company holds less than a five percent interest are carried at fair value and the change in fair value is recognized as a component of accumulated other comprehensive income (loss). With respect to partnerships in which AIG holds in the aggregate a five percent or greater interest, or less than five percent interest but AIG has more than a minor influence over the operations of the investee, the Company's carrying value is its share of the net asset value. The changes in such net asset values accounted for under the equity method are recorded in earnings through net investment income. In applying the equity method of accounting, the Company consistently uses financial information provided by the general partners or manager of each of these investments, which is generally one to three months prior to the end of the Company's reporting period. The financial statements of these investees are generally audited on an annual basis.

Short-Term Investments

Short-term investments consist of interest-bearing money market funds, investment pools, and other investments with original maturities within one year from the date of purchase.

Derivative Financial Instruments

The Company takes positions from time to time in certain derivative financial instruments in order to mitigate or hedge the impact of changes in interest rates, foreign currencies and equity markets on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes include interest rate swaps and foreign currency swaps. The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor trader in derivative instruments.

The Company believes its hedging activities have been and remain economically effective, but do not currently qualify for hedge accounting. The Company carries all derivatives at fair value in the balance sheets. Changes in the fair value of derivatives are reported as part of net realized investment gains and losses in the statements of income (loss). See Note 5 for related disclosures.

CASH AND CASH EQUIVALENTS

Cash represents cash on hand and non-interest bearing demand deposits.

DEFERRED POLICY ACQUISITION COSTS

Policy acquisition costs represent those costs, including commissions, underwriting and certain marketing expenses, that vary with and are primarily related to the acquisition of new business.

Policy acquisition costs for traditional life and accident and health insurance products are generally deferred and amortized, with interest, over the premium paying period. Policy acquisition costs and policy issuance costs related to universal life, and investment-type products (investment-oriented products) are deferred and amortized, with interest, in relation to the incidence of EGPs to be realized over the estimated lives of the contracts. EGPs are composed of net interest income, net realized investment gains and losses, fees, surrender charges, expenses, and mortality gains and losses. If EGPs change significantly, DAC is recalculated using the new assumptions. Any resulting adjustment is included in income as an adjustment to DAC. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the current and projected future profitability of the underlying insurance contracts.

With respect to the Company's variable universal life policies, the assumption for the long-term growth of the variable account assets used by the Company in the determination of DAC amortization is approximately 8.3 percent. For the Company's variable annuity policies, because of the limited size of the block of business, a simplified approach was used which combines experience for lapses, death, and market growth.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


VARIABLE ACCOUNT ASSETS AND LIABILITIES

Variable account assets and liabilities represent funds that are separately administered for variable annuities and variable universal life contracts, for which the investment risk lies solely with the contract holder, except to the extent of minimum guarantees made by the Company with respect to certain policies. Therefore, the Company's liability for these variable accounts equals the value of the variable account assets. Variable account assets are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share and are insulated from creditors. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to variable accounts are excluded from the statements of income (loss), comprehensive income (loss), and cash flows.

The Company receives administrative fees and other fees for assuming mortality and certain expense risks. Such fees are included in other revenue in the statements of income (loss).

FUTURE POLICY BENEFITS

The liability for future policy benefits is established using assumptions described in Note 9 herein. Future policy benefits include liabilities for annuities issued in structured settlement arrangements whereby a claimant has agreed to settle a general insurance claim in exchange for fixed payments over a fixed determinable period of time with a life contingency feature. Structured settlement liabilities are presented on a discounted basis as the settled claims are fixed and determinable. Also included in future policy benefits is the liability for guaranteed minimum death benefit ("the GMDB"). A majority of the Company's variable annuity products are issued with a death benefit feature which provides that, upon the death of a contract holder, the contract holder's beneficiary will receive the greater of (i) the contract holder's account value, or (ii) a GMDB that varies by product. Depending on the product, the GMDB may equal the principal invested, adjusted for withdrawals. The GMDB has issue age and other restrictions to reduce mortality risk exposure. The Company bears the risk that death claims following a decline in the financial markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided.

The Company provides reserves for future GMDB-related benefits. The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Changes in liabilities for minimum guarantees are included in policyholder benefits in the statements of income (loss).

The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to policyholder benefits, if actual experience or other evidence suggests that earlier assumptions should be revised.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits are recorded at accumulated value (deposits received, plus accrued interest, less withdrawals and assessed fees). Deposits collected on non-traditional life and annuity insurance products, such as those sold by the Company, are not reflected as revenues in the Company's statements of income (loss), as they are recorded directly to policyholder contract deposits upon receipt.

POLICY CLAIMS AND BENEFITS PAYABLE

Policy claims and benefits payable include amounts representing: (i) the actual in-force amounts for reported life claims and an estimate of incurred but unreported claims; and (ii) an estimate, based upon prior experience, for accident and health reported and incurred but unreported losses. The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments are reflected in current period income.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


OTHER POLICYHOLDERS' FUNDS

Included in other policyholders' funds are primarily reserves for experience rated group products and liabilities for premiums received in advance.

Provisions for experience rating refunds arise from contractual obligations between the Company and the group being insured. Periodic assessments of the experience of the insured group are undertaken and the group participates in the profits of the business, either through adjustments to premiums or through refunds from the liability for the refund.

Premium deposit funds represent a liability for premiums received in advance of their due dates. Such premiums are allowed to accumulate with interest until they are due, at which time the premiums are applied to the underlying policies.

PREMIUM RECOGNITION

Premiums for traditional life insurance products are recognized when due. For limited-payment contracts, net premiums are recorded as revenue. The difference between the gross received and the net premium is deferred and recognized as a change in future policy benefits in the statements of income (loss).

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges and are included in other revenue in the statements of income (loss). Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC. Variable annuity and variable universal life fees, asset management fees and surrender charges are recorded as income in insurance charges and other revenue when earned.

Premiums on accident and health policies are reported as earned over the contract term. The portion of accident and health premiums which is not earned at the end of a reporting period is recorded as reserves for unearned premiums.

NET INVESTMENT INCOME

Net investment income represents income primarily from the following sources in the Company's operations:

    . Interest income and related expenses, including amortization of premiums and accretion of discounts on bonds with changes in the timing and the amount of expected principal and interest cash flows reflected in the yield, as applicable.

    . Dividend income and distributions from common and preferred stock and other investments when receivable.

    . Realized and unrealized gains and losses from investments in trading securities accounted for at fair value.

    . Earnings from hedge funds and limited partnership investments accounted for under the equity method.

NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains and losses are determined by specific identification. The net realized investment gains and losses are generated primarily from the following sources:

    . Sales of fixed maturity and equity securities (except trading securities accounted for at fair value), real estate, investments in joint ventures and limited partnerships, securities lending invested collateral and other types of investments.

    . Reductions to the cost basis of fixed maturity and equity securities (except trading securities accounted for at fair value), and other invested assets for other-than-temporary impairments.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


    .  Changes in fair value of derivatives.

    .  Exchange gains and losses resulting from foreign currency transactions.

INCOME TAXES

Deferred taxes and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income.

SECURITIES LENDING INVESTED COLLATERAL AND SECURITIES LENDING PAYABLE

On December 12, 2008, the Company terminated its securities lending activities (see Note 7 for additional information).

Securities lending collateral was invested in interest-bearing cash equivalents and fixed maturity securities, primarily floating-rate bonds. Securities lending collateral investments in fixed maturity securities were carried at fair value and accounted for in a manner consistent with other available-for-sale fixed maturity securities, and were evaluated for other-than-temporary impairment by applying the same criteria used for other fixed maturity securities. The Company's allocated portion of income earned on the invested collateral, net of interest repaid to the borrowers under the securities lending agreements and the related management fees paid to administer the program, was recorded as investment income in the statements of income (loss). The Company's allocated portion of any realized investment losses on the invested collateral was recorded in the statements of income
(loss). The Company generally obtained and maintained cash collateral from securities borrowers at current market levels for the securities lent. During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings. Changes in forward purchase commitments were recorded as net realized investment gains (losses) in the statements of income (loss).

Since the Company terminated its securities lending activities on December 12, 2008, there were no securities subject to securities lending agreements on the consolidated balance sheets at December 31, 2009 or 2008.

ACCOUNTING CHANGES

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2007:

Deferred Acquisition Costs

In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued an accounting standard that provides guidance on accounting for internal replacements of insurance and investment contracts other than those specifically described in the accounting standard for certain long-duration contracts issued by insurance enterprises. The standard defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Internal replacements that result in a substantially changed contract are accounted for as a termination and a replacement contract. The effective date of the implementation guidance was January 1, 2007. The adoption of this guidance did not have a material effect on the Company's financial condition or results of operations.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board ("FASB") issued an accounting standard which clarifies the accounting for uncertainty in income tax positions. The standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. The standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The Company adopted the interpretation on January 1, 2007. No increase in the liability for unrecognized tax benefits was required upon adoption.

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2008:

Fair Value Measurements

In September 2006, the FASB issued an accounting standard that defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an asset or liability is carried at fair value. The standard also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. The Company adopted the standard on January 1, 2008, its required effective date. The standard must be applied prospectively, except for certain stand-alone derivatives and hybrid instruments, which must be applied as a cumulative effect of change in accounting principle to retained earnings at January 1, 2008. The adoption of the standard did not have a material effect on the Company's financial condition or results of operations.

Fair Value Option

In February 2007, the FASB issued an accounting standard that permits entities to choose to measure at fair value many financial instruments and certain other items that are not required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in earnings. The standard also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. The standard permits the fair value option election on an instrument-by-instrument basis for eligible items existing at the adoption date and at initial recognition of an asset or liability, or upon most events that gives rise to a new basis of accounting for that instrument. The Company adopted the new standard on January 1, 2008, its required effective date. The Company did not make any fair value measurement elections upon initial adoption of the standard.

Fair Value of Financial Assets in Inactive Markets

In October 2008, the FASB issued an accounting standard that provides guidance clarifying certain aspects with respect to the fair value measurements of a security when the market for that security is inactive. The Company adopted this guidance in the third quarter of 2008. The effects of adopting the new standard on the Company's financial condition and results of operations were not material.

Amendment to Other-Than-Temporary Impairment Guidance

In January 2009, the FASB issued an accounting standard that amends the impairment guidance on recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The standard also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements related to the accounting for certain investments in debt and equity securities and other related guidance. The Company adopted this guidance in the fourth quarter of 2008. The effects of adopting the standard on the Company's financial condition and results of operations were not material.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2009:

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued an accounting standard that requires enhanced disclosures about (i) how and why the Company uses derivative instruments,
(ii) how derivative instruments and related hedged items are accounted for, and
(iii) how derivative instruments and related hedged items affect the Company's financial condition, results of operations, and cash flows. The Company adopted the new standard on January 1, 2009. See Note 5 for related disclosures.

Subsequent Events

In May 2009, the FASB issued an accounting standard that requires disclosure of the date through which a company evaluated the need to disclose events that occurred subsequent to the balance sheet date and whether that date represents the date the financial statements were issued or were available to be issued. The Company adopted the new standard for the period ended June 30, 2009.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued an accounting standard that requires a company to recognize the credit component of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The standard also changed the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold until recovery. The standard does not change the recognition of other-than-temporary impairment for equity securities. The standard requires additional disclosures in interim and annual reporting periods for fixed maturity and equity securities.

The Company adopted the new standard on April 1, 2009 and recorded an after-tax cumulative effect adjustment to increase the Company's shareholder's equity by $84.1 million as of April 1, 2009, consisting of a decrease in accumulated deficit of $295.3 million and a increase to accumulated other comprehensive loss of $211.1 million, net of tax. The net increase in the Company's shareholder's equity was due to a reversal of a portion of the deferred tax asset valuation allowance for certain previous non-credit impairment charges directly attributable to the change in accounting principle (see Note 13 herein). The cumulative effect adjustment resulted in an increase of approximately $324.8 million in the amortized cost of fixed maturity securities, which has the effect of significantly reducing the accretion of investment income over the remaining life of the underlying securities, beginning in the second quarter of 2009. The effect of the reduced investment income will be offset, in part, by a decrease in the amortization of DAC.

The new standard is expected to reduce the level of other-than-temporary impairment charges recorded in earnings for fixed maturity securities due to the following required changes in the Company's accounting policy for other-than-temporary impairments:

    . Impairment charges for non-credit (e.g., severity) losses are no longer recognized in earnings;

    . The amortized cost basis of credit impaired securities will be written down through a charge to earnings to the present value of expected cash flows, rather than to fair value; and

    . For fixed maturity securities that are not deemed to be credit-impaired, the Company is no longer required to assert that it has the intent and ability to hold such securities to recovery to avoid an other-than-temporary impairment charge. Instead, an impairment charge through earnings is required only in situations where the Company has the intent to sell the fixed maturity security or it is more likely than not that the Company will be required to sell the security prior to recovery.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


The following table presents the components of the change in the Company's shareholder's equity at April 1, 2009 due to the adoption of the new accounting standard for other-than-temporary impairments:

                                                                          (Increase)
                                                                          Decrease to
                                                             (Increase)   Accumulated  Net Increase in
                                                             Decrease to     Other      the Company's
                                                             Accumulated Comprehensive  Shareholder's
                                                               Deficit       Loss          Equity
                                                             ----------- ------------- ---------------
                                                                          (In Thousands)
Net effect of the increase in amortized cost of available
  for sale fixed maturity securities........................  $324,820     $(324,820)      $    --
Net effect on deferred income tax assets....................   (29,559)      113,687        84,128
                                                              --------     ---------       -------
Net increase in the Company's shareholder's equity..........  $295,261     $(211,133)      $84,128
                                                              ========     =========       =======

Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued an accounting standard that provides guidance for estimating fair value of assets and liabilities when the volume and level of activity for an asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. The new standard also requires extensive additional fair value disclosures. The adoption of the new standard on April 1, 2009, did not have a material effect on the Company's financial condition, results of operations or cash flows.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued an accounting standards update to clarify how the fair value measurement principles should be applied to measuring liabilities carried at fair value. The update explains how to prioritize market inputs in measuring liabilities at fair value and what adjustments to market inputs are appropriate for debt obligations that are restricted from being transferred to another obligor. The update was effective beginning October 1, 2009 for the Company. The adoption of the new standard update did not have a material effect on the Company's financial condition, results of operations or cash flows.

Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

In September 2009, the FASB issued an accounting standard update that permits, as a practical expedient, a company to measure the fair value of an investment that is within the scope of the update on the basis of the net asset value per share of the investment (or its equivalent) if that value is calculated in accordance with fair value as defined by the FASB. The standard also requires enhanced disclosures. The new standard applies to investment companies that do not have readily determinable fair values such as certain hedge funds and private equity funds. The new standard was effective for interim and annual periods ending after December 15, 2009. The new standard does not apply to the Company and therefore did not have a material effect on the Company's financial condition, results of operations or cash flows.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

Consolidation of Variable Interest Entities ("VIE")

In June 2009, the FASB issued an accounting standard that amends the rules addressing consolidation of variable interest entities with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and has (i) the obligation to absorb losses of the entity or
(ii) the right to receive benefits from the entity. The new standard also requires

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)

enhanced financial reporting by enterprises involved with variable interest entities. The new standard is effective for interim and annual periods beginning on January 1, 2010 for the Company. Earlier application is prohibited. The Company has assessed and has determined that the standard did not have a material effect on its financial condition, results of operations and cash flows.

3. FAIR VALUE MEASUREMENTS

Amounts related to the Company's financial instruments are as follows:

                                                           2009                  2008
                                                   --------------------- ---------------------
                                                    Carrying    Fair      Carrying    Fair
                                                     Amount     Value      Amount     Value
                                                   ---------- ---------- ---------- ----------
                                                                 (In Thousands)
ASSETS
Fixed maturity securities, available for sale..... $5,441,420 $5,441,420 $4,840,509 $4,840,509
Fixed maturity securities, trading................     26,257     26,257     27,136     27,136
Equity securities, available for sale.............      9,176      9,176      4,427      4,427
Mortgage and other loans receivable...............    434,514    410,058    465,291    469,892
Policy loans......................................      9,569      9,569     10,750     10,750
Partnerships and other invested assets............    115,802    115,802    124,851    124,851
Short-term investments............................    186,995    186,995    105,016    105,016
Accrued investment income.........................     84,217     84,217     84,778     84,778
Variable account assets...........................     84,317     84,317     78,606     78,606

LIABILITIES
Policyholder contract deposits....................  1,863,178  1,965,565  2,083,812  2,201,978
Derivative liabilities............................      7,898      7,898      5,843      5,843

Fixed Maturity Securities, Equity Securities and Trading Securities

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value fixed maturity and equity securities in its available for sale and trading portfolios. Market price data generally is obtained from third party pricing vendors.

The Company estimates the fair value of fixed maturity securities not traded in active markets by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For certain fixed maturity securities that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

The fixed maturity securities, trading portfolio consists of an interest in ML
II. At inception, the Company's economic interest in ML II was valued at the transaction price of $34.6 million. Subsequently, the ML II interest is valued using a discounted cash flow methodology that uses the estimated future cash flows of the assets to which the ML II interest is entitled. The Company applies model-determined market discount rates to its interests. These discount rates are calibrated to the changes in the estimated asset values of the underlying assets commensurate with the Company's interest in the capital structure of the entity. Estimated cash flows and discount rates used in the valuations are validated, to the extent possible, using market observable information for securities with similar asset pools, structure and terms.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


The fair value methodology used assumes the underlying collateral in the interest in ML II will continue to be held and generate cash flows into the foreseeable future and does not assume a current liquidation of the assets underlying the interest in ML II. Other methodologies employed or assumptions made in determining fair value for these investments could result in amounts that differ significantly for the amounts reported.

Mortgage and Other Loans Receivable

Fair value for mortgage loans is primarily determined by using discounted cash flow calculations based upon the Company's current incremental lending rates for similar type loans. Fair value for collateral, commercial and guaranteed loans is based principally on independent pricing services, broker quotes and other independent information.

Policy Loans

The fair values of the policy loans were not calculated as the Company believes it would have to expend excessive costs for the benefits derived.

Partnerships and Other Invested Assets

The Company initially estimates the fair value of investments in certain private limited partnerships and certain hedge funds by reference to the transaction price. Subsequently, the Company obtains the fair value of these investments from net asset value information provided by the general partner or manager of the investments, the financial statements of which generally are audited annually. The Company considers observable market data and performs diligence procedures in validating the appropriateness of using the net asset value as a fair value measurement.

Short-Term Investments

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

Derivative Assets and Liabilities

Derivative assets and liabilities can be exchange-traded or traded over the counter ("OTC"). The Company generally values exchange-traded derivatives using quoted prices in active markets for identical derivatives at the balance sheet date.

OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in the instrument, as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to initial recognition, the Company updates valuation inputs when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)

Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Fair value measurements for freestanding derivatives incorporate counterparty credit risk by determining the explicit cost for the Company to protect against its net credit exposure to each counterparty at the balance sheet date by reference to observable counterparty credit default swap spreads. The Company's net credit exposure to a counterparty is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as cash collateral posted by the counterparty at the balance sheet date.

Accrued Investment Income

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

Variable Account Assets

Variable account assets are composed primarily of registered and unregistered open-end mutual funds that generally trade daily and are measured at fair value in the manner discussed above for equity securities traded in active markets.

Policyholder Contract Deposits

Fair value for policyholder contract deposits associated with investment contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Where no similar contracts are being offered, the discount rate is the appropriate tenor swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

Recurring Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset or liability being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

Beginning January 1, 2008, assets and liabilities recorded at fair value in the balance sheets are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below:

.. Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)

   dealer markets via third party pricing vendors. The Company does not adjust the quoted price for such instruments.

.. Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

.. Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset or liability.

The following tables present information about assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value measurement based on the levels of the inputs used:

At December 31, 2009                                       Level 1  Level 2   Level 3  Total Fair Value
--------------------                                       ------- ---------- -------- ----------------
                                                                          (In Thousands)
ASSETS:
Fixed maturity securities, available for sale:
   U.S. government obligations............................ $    -- $   56,735 $     --    $   56,735
   Foreign government.....................................      --     43,396       --        43,396
   States, territories & political subdivisions...........      --     35,469   17,589        53,058
   Corporate securities...................................      --  4,366,662  175,096     4,541,758
   Mortgage-backed, asset-backed and collateralized:......
       Residential mortgage-backed securities.............      --    240,818  156,428       397,246
       Commercial mortgage-backed securities..............      --    168,021  117,637       285,658
       Collateralized debt obligation / Asset backed
         securities.......................................      --     25,507   38,062        63,569
                                                           ------- ---------- --------    ----------
Total fixed maturity securities, available for sale.......      --  4,936,608  504,812     5,441,420
                                                           ------- ---------- --------    ----------
Fixed maturity securities, trading:
   Mortgage-backed, asset-backed and collateralized:......
       Collateralized debt obligation / Asset backed
         securities.......................................      --         --   26,257        26,257
                                                           ------- ---------- --------    ----------
Total fixed maturity securities, trading..................      --         --   26,257        26,257
                                                           ------- ---------- --------    ----------
Equity securities, available for sale:
   Common stocks..........................................   8,417         --      603         9,020
   Preferred stocks.......................................      --        156       --           156
                                                           ------- ---------- --------    ----------
Total equity securities, available for sale...............   8,417        156      603         9,176
                                                           ------- ---------- --------    ----------
Partnerships and other invested assets....................      --      4,118   16,838        20,956
Short-term investments....................................      --    117,457       --       117,457
Variable account assets...................................  84,317         --       --        84,317
                                                           ------- ---------- --------    ----------
   Total.................................................. $92,734 $5,058,339 $548,510    $5,699,583
                                                           ------- ---------- --------    ----------
LIABILITIES:
Derivative liabilities.................................... $    -- $    7,898 $     --    $    7,898

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


                                                                           Total Fair
At December 31, 2008                           Level 1  Level 2   Level 3    Value
--------------------                           ------- ---------- -------- ----------
                                                           (In Thousands)
ASSETS:
Fixed maturity securities, available for sale. $    -- $4,270,473 $570,036 $4,840,509
Fixed maturity securities, trading............      --         --   27,136     27,136
Equity securities, available for sale.........   3,815        151      461      4,427
Partnerships and other invested assets........      --      8,750   12,697     21,447
Variable account assets.......................  78,606         --       --     78,606
                                               ------- ---------- -------- ----------
   Total...................................... $82,421 $4,279,374 $610,330 $4,972,125
                                               ------- ---------- -------- ----------
LIABILITIES:
Derivative liabilities........................ $    -- $    5,843 $     -- $    5,843

At December 31, 2009 and 2008, Level 3 assets were 8.4 percent and 10.1 percent of total assets, respectively. There were no Level 3 liabilities in either period.

The following tables present changes during the years ended December 31, 2009 and 2008 in Level 3 assets and liabilities measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in the statements of income (loss) during the years ended December 31, 2009 and 2008 related to the Level 3 assets and liabilities that remained in the balance sheets at December 31, 2009 and 2008:

                                                    Net Realized
                                                        and                                                          Changes in
                                                     Unrealized   Accumulated  Purchases,                            Unrealized
                                                       Gains         Other       Sales,                            Gains (Losses)
                                        Balance at    (Losses)   Comprehensive  Issuances               Balance at on Instruments
Twelve Months Ended December 31,       Beginning of included in     Income         and     Transfers In   End of   Held at End of
2009                                      Period     Income (a)     (Loss)     Settlements    (Out)       Period       Period
--------------------------------       ------------ ------------ ------------- ----------- ------------ ---------- --------------
                                                                             (In Thousands)
ASSETS:
Fixed maturity securities,
  available for sale:
   States, territories &
     political subdivisions...........   $     --     $     --      $   167     $ 33,195     $(15,773)   $ 17,589     $    --
   Corporate securities...............    279,249         (521)      59,657      (76,132)     (87,157)    175,096          --
   Mortgage-backed, asset-backed
     and collateralized:..............
       Residential
         mortgage-backed
         securities...................    188,273       (4,611)       4,658      (32,134)         242     156,428          --
       Commercial mortgage-backed
         securities...................     78,231       (8,287)      15,361       (6,360)      38,692     117,637          --
       Collateralized debt
         obligation / Asset
         backed securities............     24,283       (4,991)       9,125        5,409        4,236      38,062          --
                                         --------     --------      -------     --------     --------    --------     -------
Total fixed maturity securities,
  available for sale..................    570,036      (18,410)      88,968      (76,022)     (59,760)    504,812          --
                                         --------     --------      -------     --------     --------    --------     -------
Fixed maturity securities,
  trading:
   Mortgage-backed, asset-backed
     and collateralized:..............
       Collateralized debt
         obligation / Asset
         backed securities............     27,136       (2,142)          --        1,263           --      26,257      (2,142)
                                         --------     --------      -------     --------     --------    --------     -------
Total fixed maturity securities,
  trading.............................     27,136       (2,142)          --        1,263           --      26,257      (2,142)
                                         --------     --------      -------     --------     --------    --------     -------
Equity securities, available for
  sale:
   Common stocks......................        461           (5)          64           83           --         603          --
                                         --------     --------      -------     --------     --------    --------     -------
Total equity securities,
  available for sale..................        461           (5)          64           83           --         603          --
                                         --------     --------      -------     --------     --------    --------     -------
Partnerships and other invested
  assets..............................     12,697       (2,448)       2,314        4,275           --      16,838          --
                                         --------     --------      -------     --------     --------    --------     -------
   Total..............................   $610,330     $(23,005)     $91,346     $(70,401)    $(59,760)   $548,510     $(2,142)
                                         --------     --------      -------     --------     --------    --------     -------

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


                                                                                                                   Changes in
                                        Net Realized   Accumulated                                                 Unrealized
                                       and Unrealized     Other                                                  Gains (Losses)
                           Balance at  Gains (Losses) Comprehensive    Purchases,                                on Instruments
Twelve Months Ended       Beginning of  included in      Income     Sales, Issuances Transfers In Balance at End Held at End of
December 31, 2008            Period      Income (a)      (Loss)     and Settlements     (Out)       of Period        Period
-------------------       ------------ -------------- ------------- ---------------- ------------ -------------- --------------
                                                                     (In Thousands)
ASSETS:
Fixed maturity
  securities, available
  for sale...............   $462,953     $ (62,638)     $(18,186)      $ (30,721)      $218,628      $570,036       $    --
Fixed maturity
  securities, trading....         --        (7,464)           --          34,600             --        27,136        (7,464)
Equity securities,
  available for sale.....        413            --           (72)            120             --           461            --
Partnerships and other
  invested assets........      6,447          (406)         (564)          7,220             --        12,697            --
Securities lending
  invested collateral....    367,303      (223,074)       59,693        (425,752)       221,830            --            --
                            --------     ---------      --------       ---------       --------      --------       -------
   Total.................   $837,116     $(293,582)     $ 40,871       $(414,533)      $440,458      $610,330       $(7,464)
                            --------     ---------      --------       ---------       --------      --------       -------

--------
(a) Net realized gains and losses related to Level 3 items shown above are reported in the statements of income (loss) as net realized investment gains (losses). Net realized and unrealized gains and losses on trading securities are reported in net investment income.

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized gains (losses) on instruments held at December 31, 2009 and 2008 may include changes in fair value that were attributable to both observable and unobservable inputs.

Changes in the fair value of variable account assets are completely offset in the statements of income (loss) and comprehensive income (loss) by changes in variable account liabilities, which are not carried at fair value and therefore not included in the tables above.

Fair Value Option - Fixed Maturity Securities, Trading

The Company may choose to measure at fair value many financial instruments and certain other assets and liabilities that are not required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in earnings.

The Company has elected fair value accounting, in accordance with the Fair Value Option accounting standard adopted on January 1, 2008, for its economic interest in ML II. The Company recorded losses of $2.1 million and $7.5 million in the years ended December 31, 2009 and 2008, respectively, to reflect the change in the fair value of ML II, which were reported as a component of net investment income in the statements of income (loss).

Fair Value Measurements on a Non-Recurring Basis

The Company also measures the fair value of certain assets on a non-recurring basis, generally quarterly, annually, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include cost and equity-method investments and mortgage and other loans. The Company uses a variety of techniques to measure the fair value of these assets when appropriate, as described below:

Cost and equity-method investment: When the Company determines that the carrying value of these assets may not be recoverable, the Company records the assets at fair value with the loss recognized in income. In such cases, the Company measures the fair value of these assets using the techniques discussed above for fixed maturities and equity securities.

Mortgage and other loans: When the Company determines that the carrying value of these assets may not be recoverable, the Company records the assets at fair value with the loss recognized in earnings. In such cases, the Company measures the fair value of these assets using the techniques discussed above for mortgage and other loans.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


4. INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

Available for Sale Securities

The cost or amortized cost, gross unrealized gains and losses, and fair value of fixed maturity and equity securities available for sale by major category were as follows:

                                                                                                                 Other-Than-
                                                                      Cost or     Gross      Gross                Temporary
                                                                     Amortized  Unrealized Unrealized   Fair     Impairments
                                                                       Cost       Gains      Losses     Value    in AOCI (a)
                                                                     ---------- ---------- ---------- ---------- -----------
                                                                                         (In Thousands)
December 31, 2009...................................................
Fixed maturities
   U.S. government obligations...................................... $   45,583  $ 11,152  $      --  $   56,735  $     --
   Foreign government...............................................     37,296     6,100         --      43,396        --
   States, territories & political subdivisions.....................     53,681       873     (1,496)     53,058        --
   Corporate securities.............................................  4,290,166   320,757    (69,165)  4,541,758     5,657
   Mortgage-backed, asset-backed and collateralized:................
       Residential mortgage-backed securities.......................    458,880    12,001    (73,635)    397,246    (5,458)
       Commercial mortgage-backed securities........................    422,517     4,117   (140,976)    285,658   (51,571)
       Collateralized debt obligation / Asset backed securities.....     78,274     1,472    (16,177)     63,569     1,471
                                                                     ----------  --------  ---------  ----------  --------
Total fixed maturities..............................................  5,386,397   356,472   (301,449)  5,441,420   (49,901)
Equity securities:
   Common stocks....................................................      7,217     1,938       (135)      9,020        --
   Preferred stocks.................................................        133        23         --         156        --
Total equity securities.............................................      7,350     1,961       (135)      9,176        --
                                                                     ----------  --------  ---------  ----------  --------
Total............................................................... $5,393,747  $358,433  $(301,584) $5,450,596  $(49,901)
                                                                     ==========  ========  =========  ==========  ========

--------
(a) Represents the amount of other-than-temporary impairment losses recognized in accumulated other comprehensive income (loss), which, starting on April 1, 2009, were not included in earnings. Amount includes unrealized gains and losses on impaired securities relating to changes in the value of such securities subsequent to the impairment measurement date.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


                                                            Cost or     Gross      Gross
                                                           Amortized  Unrealized Unrealized   Fair
                                                             Cost       Gains      Losses     Value
                                                           ---------- ---------- ---------- ----------
                                                                         (In Thousands)
December 31, 2008
Fixed maturities
   U.S. government obligations............................ $   47,359  $ 16,488  $      --  $   63,847
   Foreign government.....................................     37,523    10,921       (117)     48,327
   States, territories & political subdivisions...........      5,000        --       (129)      4,871
   Corporate securities...................................  4,160,451   139,544   (345,489)  3,954,506
   Mortgage-backed, asset-backed and collateralized:......
       Residential mortgage-backed securities.............    421,373    10,437    (46,133)    385,677
       Commercial mortgage-backed securities..............    344,704       979    (27,162)    318,521
       Collateralized debt obligation / Asset backed
         securities.......................................     58,861     1,322     (7,326)     52,857
   Affiliated securities..................................     19,927        --     (8,024)     11,903
                                                           ----------  --------  ---------  ----------
Total fixed maturities....................................  5,095,198   179,691   (434,380)  4,840,509
Equity securities:
   Common stocks..........................................      7,788        --     (3,512)      4,276
   Preferred stocks.......................................        134        17         --         151
                                                           ----------  --------  ---------  ----------
Total equity securities...................................      7,922        17     (3,512)      4,427
                                                           ----------  --------  ---------  ----------
Total..................................................... $5,103,120  $179,708  $(437,892) $4,844,936
                                                           ==========  ========  =========  ==========

The following table summarizes the Company's gross unrealized losses and fair values on fixed maturity and equity securities available for sale, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2009 and 2008:

                                                            Less than 12 Months   12 Months or More          Total
                                                           --------------------  ------------------  --------------------
                                                             Fair     Unrealized  Fair    Unrealized   Fair     Unrealized
                                                             Value      Losses    Value     Losses     Value      Losses
                                                           ---------- ---------- -------- ---------- ---------- ----------
                                                                                   (In Thousands)
December 31, 2009
Fixed maturities
   States, territories & political subdivisions........... $   32,165 $  (1,216) $  4,720  $   (280) $   36,885 $  (1,496)
   Corporate securities...................................    785,358   (46,346)  465,634   (22,819)  1,250,992   (69,165)
   Mortgage-backed, asset-backed and
     collateralized:......................................
       Residential mortgage-backed securities.............     93,958   (38,258)  150,108   (35,377)    244,066   (73,635)
       Commercial mortgage-backed securities..............     82,757  (110,989)   48,052   (29,987)    130,809  (140,976)
       Collateralized debt obligation / Asset backed
         securities.......................................     26,172   (11,440)   34,347    (4,737)     60,519   (16,177)
                                                           ---------- ---------  --------  --------  ---------- ---------
Total fixed maturities....................................  1,020,410  (208,249)  702,861   (93,200)  1,723,271  (301,449)
Equity securities:
   Common stocks..........................................        370      (135)       --        --         370      (135)
                                                           ---------- ---------  --------  --------  ---------- ---------
Total equity securities...................................        370      (135)       --        --         370      (135)
                                                           ---------- ---------  --------  --------  ---------- ---------
Total..................................................... $1,020,780 $(208,384) $702,861  $(93,200) $1,723,641 $(301,584)
                                                           ========== =========  ========  ========  ========== =========

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


                                                            Less than 12 Months   12 Months or More          Total
                                                           --------------------  ------------------  --------------------
                                                             Fair     Unrealized  Fair    Unrealized   Fair     Unrealized
                                                             Value      Losses    Value     Losses     Value      Losses
                                                           ---------- ---------- -------- ---------- ---------- ----------
                                                                                   (In Thousands)
December 31, 2008
Fixed maturities
   Foreign government..................................... $    2,363 $    (117) $     -- $      --  $    2,363 $    (117)
   States, territories & political subdivisions...........      4,871      (129)       --        --       4,871      (129)
   Corporate securities...................................  1,454,519  (187,131)  782,905  (158,358)  2,237,424  (345,489)
   Mortgage-backed, asset-backed and
     collateralized:......................................
       Residential mortgage-backed securities.............     96,261   (16,108)  112,923   (30,025)    209,184   (46,133)
       Commercial mortgage-backed securities..............    163,868   (13,353)   30,715   (13,809)    194,583   (27,162)
       Collateralized debt obligation / Asset backed
         securities.......................................     21,052    (2,633)   18,532    (4,693)     39,584    (7,326)
   Affiliated securities..................................         --        --    11,903    (8,024)     11,903    (8,024)
                                                           ---------- ---------  -------- ---------  ---------- ---------
Total fixed maturities....................................  1,742,934  (219,471)  956,978  (214,909)  2,699,912  (434,380)
Equity securities:
   Common stocks..........................................      4,276    (3,512)       --        --       4,276    (3,512)
                                                           ---------- ---------  -------- ---------  ---------- ---------
Total equity securities...................................      4,276    (3,512)       --        --       4,276    (3,512)
                                                           ---------- ---------  -------- ---------  ---------- ---------
Total..................................................... $1,747,210 $(222,983) $956,978 $(214,909) $2,704,188 $(437,892)
                                                           ========== =========  ======== =========  ========== =========

As of December 31, 2009, the Company held 429 individual fixed maturity and equity securities that were in an unrealized loss position, of which 153 individual securities were in a continuous unrealized loss position for 12 months or more.

The Company did not recognize in earnings the unrealized losses on these fixed maturity securities at December 31, 2009, because management neither intends to sell the securities nor does it believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Furthermore, management expects to recover the entire amortized cost basis of these securities. In performing this evaluation, management considered the recovery periods for securities in previous periods of broad market declines. For fixed maturity securities with significant declines, management performed fundamental credit analysis on a security-by-security basis, which included consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other market available data.

The following table presents the amortized cost and estimated fair value of fixed maturity securities available for sale by contractual maturity as of December 31, 2009:

                                              Total Fixed Maturity Available
                                               for Sale Securities
                                              ------------------------------
                                              Amortized
                                                Cost          Fair Value
                                                ----------    ----------
                                                 (In Thousands)
Due in one year or less...................... $   43,443      $   44,396
Due after one year through five years........    949,327         996,059
Due after five years through ten years.......    939,773         987,344
Due after ten years..........................  2,494,183       2,667,148
Mortgage-backed securities...................    959,671         746,473
                                                ----------      ----------
Total fixed maturity securities available
  for sale................................... $5,386,397      $5,441,420
                                                ==========      ==========

Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


At December 31, 2009, the Company's investments included one investment with a single issuer that each exceeded 10 percent of the Company's shareholder's equity. The investment was a short-term money market investment of $181.1 million. In 2008, there were three investments exceeding 10 percent. These investments were in short-term investments and highly rated corporate bonds.

At December 31, 2009, $5.9 million of bonds, at amortized cost, were on deposit with regulatory authorities in accordance with statutory requirements.

Trading Securities

On December 12, 2008, the Company and certain other wholly owned U.S. life insurance company subsidiaries of AIG sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of the RMBS. In exchange for the RMBS, the life insurance companies received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price of $1 billion plus a participation in the residual, each of which is subordinated to the repayment of a loan from the New York Fed to ML II.

Neither AIG nor the Company have any control rights over ML II. The Company has determined that ML II is a VIE and the Company is not the primary beneficiary. The transfer of RMBS to ML II has been accounted for as a sale. The Company has elected to account for its economic interest in ML II (including the rights to the deferred contingent purchase price) at fair value. This interest is reported in fixed maturity securities, trading, with changes in fair value reported as a component of net investment income. See Note 3 herein for further discussion of the Company's fair value methodology and the valuation of ML II.

Net unrealized losses included in the statements of income (loss) from fixed maturity securities classified as trading securities in 2009 and 2008 were $2.1 million and $7.5 million, respectively. The Company did not have any trading securities in 2007.

See Note 7 herein for additional information regarding AIG's U.S. Securities Lending Program ("the Securities Lending Program") and the sale of the RMBS to ML II.

MORTGAGE LOANS ON REAL ESTATE

At December 31, 2009, the Company had direct commercial mortgage loan exposure of $434.7 million representing U.S. loan exposure. At that date, substantially all of the U.S. loans were current. The Company does not currently have any foreign commercial mortgage loans.

The U.S. commercial loan exposure by state and type of loan, at December 31, 2009, were as follows:

State            # of Loans Amount * Apartments Offices  Retails Industrials Hotels  Others  % of Total
-----            ---------- -------- ---------- -------- ------- ----------- ------- ------- ----------
                                                    ($ in Thousands)
New Jersey......     10     $ 91,698  $ 77,192  $     -- $14,506   $    --   $    -- $    --    21.1%
New York........      8       69,571     9,074    48,900   6,307     5,290        --      --    16.0%
California......     12       66,332     9,191    13,058      --    26,674     4,157  13,252    15.3%
Michigan........      7       29,007        --        --   9,974     2,985        --  16,048     6.7%
Washington D.C..      1       23,950        --    23,950      --        --        --      --     5.5%
Other states....     25      154,175    35,978    28,833  49,467     6,496    29,893   3,508    35.4%
                     --     --------  --------  -------- -------   -------   ------- -------   -----
   Total........     63     $434,733  $131,435  $114,741 $80,254   $41,445   $34,050 $32,808   100.0%
                     ==     ========  ========  ======== =======   =======   ======= =======   =====

--------
*  Excludes portfolio valuation allowance

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


The Company's mortgage and other loan valuation allowance activity are as follows:

                                                    2009  2008 2007
                                                   ------ ---- ----
                                                    (In Thousands)
Allowance, beginning of year...................... $   -- $--  $--
   Additions to allowance for losses..............  1,721  --   --
   Charge-offs, net of recoveries.................     --  --   --
                                                   ------ ---  ---
Allowance, end of year............................ $1,721 $--  $--
                                                   ====== ===  ===

The Company did not have any impaired mortgage loans as of December 31, 2009 and 2008, respectively.

INVESTMENT INCOME

Investment income by type of investment was as follows for the years ended December 31:

                                                  2009      2008      2007
                                                --------  --------  --------
                                                       (In Thousands)
Investment income:
   Fixed maturities............................ $376,919  $400,891  $449,345
   Equity securities...........................      109       591       669
   Mortgage and other loans....................   27,883    28,123    31,597
   Policy loans................................      716       714       771
   Investment real estate......................    5,948     9,669    (2,682)
   Partnerships and other invested assets......    7,872   (16,993)   32,525
   Securities lending..........................      338    14,645     2,383
   Other investment income.....................    1,360     2,467     2,453
                                                --------  --------  --------
Gross investment income........................  421,145   440,107   517,061
Investment expenses............................  (10,979)   (2,489)   (4,037)
                                                --------  --------  --------
Net investment income.......................... $410,166  $437,618  $513,024
                                                ========  ========  ========

The carrying value of investments that produced no investment income during 2009 was $52.9 million, which is less than 0.9 percent of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the Company's results of operations and financial position.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


NET REALIZED INVESTMENT GAINS (LOSSES)

Realized gains (losses) by type of investment were as follows for the years ended December 31:

                                                 2009        2008       2007
                                               --------  -----------  --------
                                                        (In Thousands)
Sales of fixed maturity securities, available
  for sale:
   Gross gains................................ $ 13,603  $   108,639  $ 11,099
   Gross losses...............................  (10,052)    (171,391)  (19,942)
Sales of equity securities, available for
  sale:
   Gross gains................................      331          159       397
   Gross losses...............................     (279)         (42)       --
Partnerships and other invested assets:
   Gross gains................................    2,756           --     8,242
   Gross losses...............................   (1,722)      (2,783)       --
Derivatives:
   Gross gains................................       --       19,007        --
   Gross losses...............................   (3,309)     (32,689)   (8,659)
Securities lending collateral, including
  other-than-temporary impairments............     (739)    (771,449)  (38,349)
Other-than-temporary impairments:
   Total other-than-temporary impairments on
     available for sale securities............  (74,302)    (461,104)  (31,663)
   Portion of other-than-temporary
     impairments on available for sale fixed
     maturity securities recognized in
     accumulated other comprehensive income
     (loss)...................................    1,726           --        --
                                               --------  -----------  --------
Net other-than-temporary impairments on
  available for sale securities recognized in
  net income (loss)...........................  (72,576)    (461,104)  (31,663)
Other-than-temporary impairments on all other
  investments.................................   (2,014)          --        --
                                               --------  -----------  --------
Net realized investment losses before taxes... $(74,001) $(1,311,653) $(78,875)
                                               ========  ===========  ========

CREDIT IMPAIRMENTS

The following table presents a rollforward of the credit impairments recognized in earnings for available for sale fixed maturity securities held by the Company at December 31, 2009:

Nine months ended December 31, 2009                (In Thousands)
-----------------------------------                --------------
Balance, March 31, 2009...........................    $    --
Increases due to:
   Credit losses remaining in accumulated deficit
     related to adoption of new
     other-than-temporary impairment standard.....     79,433
   Credit impairments on new securities subject
     to impairment losses.........................      5,158
   Additional credit impairments on previously
     impaired securities..........................     10,249
Reductions due to:
   Credit impaired securities fully disposed for
     which there was no prior intent or
     requirement to sell..........................     (8,216)
   Accretion on securities previously impaired
     due to credit................................     (4,739)
                                                      -------
Balance, December 31, 2009........................    $81,885
                                                      =======

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


5. DERIVATIVE FINANCIAL INSTRUMENTS

The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency exchange risk and credit risk. See Notes 2 and 3 for further discussion on derivative financial instruments.

The following table presents the notional amount and gross fair value of derivative financial instruments, by their underlying risk exposure, excluding embedded derivatives, held at:

                                     Derivative Assets   Derivative Liabilities
                                    -------------------- ----------------------
                                     Notional    Fair     Notional     Fair
                                    Amount (a) Value (b) Amount (a)  Value (b)
                                    ---------- --------- ----------  ---------
                                                 (In Thousands)
December 31, 2009..................
Derivatives not designated as
  hedging instruments:
   Foreign exchange contracts......   $   --    $   --    $37,012     $7,898
                                      ------    ------    -------     ------
Total derivatives..................   $   --    $   --    $37,012     $7,898
                                      ======    ======    =======     ======

                                     Derivative Assets   Derivative Liabilities
                                    -------------------- ----------------------
                                     Notional    Fair     Notional     Fair
                                    Amount (a) Value (b) Amount (a)  Value (b)
                                    ---------- --------- ----------  ---------
                                                 (In Thousands)
December 31, 2008..................
Derivatives not designated as
  hedging instruments:
   Foreign exchange contracts......   $5,000    $1,176    $32,906     $7,019
                                      ------    ------    -------     ------
Total derivatives..................   $5,000    $1,176    $32,906     $7,019
                                      ======    ======    =======     ======
--------
(a) Notional amount represents a standard of measurement of the volume of derivatives. Notional amount is generally not a quantification of market risk or credit risk and is not recorded on the balance sheets. Notional amounts generally represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps.
(b) Fair value amounts are shown before the effects of counterparty adjustments. See Note 3 for additional information regarding the Company's fair value measurement of derivative instruments.

Foreign exchange contracts used by the Company include cross-currency interest rate swaps, which are used to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company holds.

Derivative instruments are reported as assets or liabilities based on the Company's net position with each counterparty, in accordance with the Company's signed master netting agreements. The derivative instruments reported in the preceding table are recorded in the balance sheets at fair value as follows:

                                                        2009     2008
                                                      -------  -------
                                                       (In Thousands)
        Derivative assets............................ $    --  $    --
        Derivative liabilities.......................  (7,898)  (5,843)
                                                      -------  -------
        Total net derivative liability............... $(7,898) $(5,843)
                                                      =======  =======

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


The Company recorded the following change in value of its derivative financial instruments, including periodic net coupon settlements, in net realized investment gains (losses) in the statements of income (loss):

                                                 2009     2008      2007
                                               -------  --------  -------
                                                     (In Thousands)
      Derivatives not designated as hedging
        instruments
         Foreign exchange contracts........... $(3,309) $ 17,181  $(8,659)
         Other contracts......................      --   (30,863)      --
                                               -------  --------  -------
      Total................................... $(3,309) $(13,682) $(8,659)
                                               =======  ========  =======

The Company is exposed to potential credit-related losses in the event of nonperformance by counterparties to financial instruments. At December 31, 2009 and 2008, the Company had $7.9 million and $5.8 million, respectively, of net derivative liabilities outstanding with AIG Financial Products Corp., an affiliated company. The credit exposure of the Company's derivative financial instruments is limited to the fair value of contracts that are favorable to the Company at the reporting date.

6. VARIABLE INTEREST ENTITIES

The accounting standard related to the consolidation of variable interest entities provides guidance for determining when to consolidate certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity that is at risk to allow the entity to finance its activities without additional subordinated financial support. This standard recognizes that consolidation based on majority voting interest should not apply to these variable interest entities. A VIE is consolidated by its primary beneficiary, which is the party or group of related parties that absorbs a majority of the expected losses of the VIE, receives the majority of the expected residual returns of the VIE, or both.

The Company enters into various arrangements with VIEs in the normal course of business. The Company is involved with VIEs primarily as passive investors in debt securities (rated and unrated) and equity interests issued by VIEs.

The Company generally determines whether it is the primary beneficiary or a significant interest holder based on a qualitative assessment of the VIE. This includes a review of the VIE's capital structure, contractual relationships and terms, nature of the VIE's operations and purpose, nature of the VIE's interests issued, and the Company's interests in the entity which either create or absorb variability. The Company evaluates the design of the VIE and the related risks the entity was designed to expose the variable interest holders to in evaluating consolidation. In limited cases, when it may be unclear from a qualitative standpoint if the Company is the primary beneficiary, the Company uses a quantitative analysis to calculate the probability weighted expected losses and probability weighted expected residual returns using cash flow modeling.

The Company had no off balance sheet exposure associated with VIEs at December 31, 2009. The Company's total off balance sheet exposure associated with VIEs, primarily consisting of commitments to real estate and investment funds, was $2.3 million at December 31, 2008.

The Company defines a variable interest as significant relative to the materiality of its interest in the VIE. The Company calculates its maximum exposure to loss to be (i) the amount invested in the debt or equity of the VIE, (ii) the notional amount of VIE assets or liabilities where the Company has also provided credit protection to the VIE with the VIE as the referenced obligation, or (iii) other commitments and guarantees to the VIE. Interest holders in VIEs sponsored by the Company generally have recourse only to the assets and cash flows of the VIEs and do not have recourse to the Company, except in limited circumstances when the Company has provided a guarantee to the VIE's interest holders.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


The following table presents total assets of unconsolidated VIEs in which the Company holds a significant variable interest and the Company's maximum exposure to loss associated with these VIEs:

                                                    Maximum Exposure to Loss
                                                --------------------------------
                                                 On-Balance  Off-Balance
                                                   Sheet        Sheet
                                                ------------ -----------
                                                 Purchased   Commitments
                                     Total VIE  and Retained     and
                                      Assets     Interests   Guarantees   Total
                                    ----------- ------------ ----------- -------
                                                   (In Thousands)
December 31, 2009..................
Real estate and investment funds... $     1,368   $ 7,980      $   --    $ 7,980
CDOs...............................      58,367     3,707          --      3,707
Maiden Lane II.....................  15,911,177    26,257          --     26,257
                                    -----------   -------      ------    -------
Total.............................. $15,970,912   $37,944      $   --    $37,944
                                    ===========   =======      ======    =======
December 31, 2008..................
Real estate and investment funds... $ 3,692,117   $16,914      $2,263    $19,177
CDOs...............................     126,865     6,160          --      6,160
Maiden Lane II.....................  19,190,000    27,136          --     27,136
                                    -----------   -------      ------    -------
Total.............................. $23,008,982   $50,210      $2,263    $52,473
                                    ===========   =======      ======    =======

Balance Sheet Classification

The Company's interest in the assets and liabilities of unconsolidated VIEs were classified on the Company's balance sheets as follows:

                                                          At December 31,
                                                          ---------------
                                                           2009    2008
                                                          ------- -------
                                                          (In Thousands)
       Assets:...........................................
          Available for sale securities.................. $ 3,707 $ 6,160
          Trading securities.............................  26,257  27,136
          Other invested assets..........................   7,980  16,914
                                                          ------- -------
       Total assets...................................... $37,944 $50,210
                                                          ======= =======

Real Estate and Investment Funds

The Company is an investor in various real estate investments, some of which are VIEs. These investments are typically with unaffiliated third-party developers via a partnership or limited liability company structure. The VIE's activities consist of the development or redevelopment of commercial and residential real estate. The Company participates as a passive investor in the equity issued primarily by third-party-managed hedge and private equity funds and some funds managed by AIG Investments (an affiliate). The Company is typically not involved in the design or establishment of VIEs, nor does it actively participate in the management of VIEs.

CDOs

The Company invests in CDOs. In CDO transactions, a special purpose entity purchases a portfolio of assets such as bank loans, corporate debt, or non-performing credits and issues trust certificates or debt securities that represent interests in the portfolio of assets. These transactions can be cash-based or synthetic and are actively or passively managed.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


Maiden Lane II

On December 12, 2008, the Company and certain other domestic insurance subsidiaries sold all of their undivided interests in a pool of $39.3 billion face amount of RMBS to ML II. The Company has a significant variable economic interest in ML II, which is a VIE. See Note 7 herein for further discussion.

7. SECURITIES LENDING PROGRAM

The Company and certain other wholly owned U.S. insurance company subsidiaries of AIG historically participated in the Securities Lending Program, which was managed by an affiliated agent, AIG Securities Lending Corp. (the "Agent") and an affiliated investment advisor for the benefit of the insurance company participants (collectively, "the Participants").

During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings.

On December 12, 2008, the Securities Lending Program was terminated following the sale of long-term investments held by the Agent in the Securities Lending Program's collateral account and the settlement of all outstanding securities lending transactions. Prior to the termination of the Securities Lending Program, the Participants recognized realized capital losses on other-than-temporary impairments and sales of the long-term investments. AIG made capital contributions to the Participants, which were funded directly to the Securities Lending Program's collateral account, and which largely offset the obligations of the Participants to contribute to the collateral account their pro rata share of any investment losses incurred.

The Company recorded the following amounts in 2008 related to the Securities Lending Program:

                                                             (In Thousands)
     For the year ended December 31, 2008:
     Realized losses on securities lending collateral:
        Net realized losses on RMBS sold to ML II...........   $ (75,535)
        Net realized losses on all other asset sales........     (75,473)
        Realized losses due to other-than-temporary
          declines in value.................................    (620,436)
                                                               ---------
            Total...........................................   $(771,444)
                                                               =========
     Net realized losses related to lent securities with
       insufficient collateral:
        Deemed sales of lent securities.....................   $ (30,493)
        Forward purchase commitments........................     (30,861)
                                                               ---------
            Total...........................................   $ (61,354)
                                                               =========

At December 31, 2008, the Company's assets included undistributed funds held in the Securities Lending Program collateral account and a receivable from affiliate for amounts due to the Company from the Agent. The Company received settlement of the following amounts during 2009, and terminated its securities lending agency agreement with the Agent effective as of December 31, 2009:

                                                            December 31,
                                                            --------------
                                                            2009    2008
                                                            ----   ------
                                                            (In Thousands)
         Undistributed Securities Lending Program assets,
           in short term investments....................... $--    $7,570
         Receivable from affiliated Agent, in amounts due
           from related parties............................ $--    $6,619

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


On September 19, 2008, a proceeding was commenced pursuant to the provisions of the Securities Investor Protection Act of 1970 ("SIPA") with respect to Lehman Brothers Inc. ("Lehman") and a trustee was appointed to administer the Lehman estate. On that date, securities owned by the Company and certain other Participants (collectively, the "Affected Participants") were on loan to Lehman under a master securities lending agreement (the "MSLA"). The commencement of this SIPA proceeding constituted an event of default under the MSLA, and the lent securities were not returned by Lehman. The Affected Participants reported the lent securities that were not returned by Lehman as sales. As a result of the default, the Affected Participants exercised their remedies under the MSLA to apply collateral held against the amounts owed by Lehman. On November 17, 2008, the Participants instructed the Agent to distribute assets from the Securities Lending Program collateral account having an aggregate fair value equal to the aggregate fair value of the unreturned lent securities on that date. The assets distributed included corporate credit and other asset-backed securities, which were recorded by the Affected Participants in fixed maturity securities, available for sale. The remaining collateral held with respect to securities loaned to Lehman was distributed in cash to the Affected Participants on December 30, 2008 and is reflected in other liabilities at December 31, 2009 and 2008.

Maiden Lane II

On December 12, 2008, in conjunction with the termination of the Securities Lending Program, AIG, the Participants and the Agent entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with ML II. Pursuant to the Asset Purchase Agreement, the Participants sold to ML II all of their undivided interests in a pool of $39.3 billion par amount of RMBS held in the Securities Lending Program's collateral account. In exchange for the RMBS, the Participants received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price, as described below. The total purchase price was based on the fair value of the RMBS as of October 31, 2008, and the Participants recognized a realized loss of $2.2 billion on the transaction. The amount of the initial payment and the deferred contingent portions of the total purchase price were allocated among the Participants based on their respective ownership interests in the pool of RMBS as of September 30, 2008.

Pursuant to a credit agreement, the New York Fed, as senior lender, made a loan to ML II (the "ML II Senior Loan") in the aggregate amount of $19.5 billion (such amount being the cash purchase price of the RMBS payable by ML II on the closing date after certain adjustments, including payments on RMBS for the period between the transaction settlement date of October 31, 2008 and the closing date of December 12, 2008). The ML II Senior Loan is secured by a first priority security interest in the RMBS and all property of ML II, bears interest at a rate per annum equal to one-month London Interbank Offered Rate ("LIBOR") plus 1.0 percent and has a stated six-year term, subject to extension by the New York Fed at its sole discretion. After the ML II Senior Loan has been repaid in full, to the extent there are sufficient net cash proceeds from the RMBS, the Participants will be entitled to receive from ML II a portion of the deferred contingent purchase price in the amount of up to $1.0 billion plus interest that accrues from the closing date and is capitalized monthly at the rate of one-month LIBOR plus 3.0 percent. Upon payment in full of the ML II Senior Loan and the accrued distributions on the Participants' fixed portion of the deferred contingent purchase price, all remaining amounts received by ML II will be paid five-sixths to the New York Fed as contingent interest and one-sixth to the Participants as remaining deferred contingent purchase price. The New York Fed will have sole control over ML II and the sales of the RMBS by ML II so long as the New York Fed has any interest in the ML II Senior Loan.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


8. DEFERRED POLICY ACQUISITIONS COSTS

The following table summarizes the activity in DAC:

                                                    2009     2008      2007
                                                  -------  --------  --------
                                                         (In Thousands)
Balance at January 1............................. $47,207  $ 61,735  $ 71,751
   Deferrals.....................................     143       244       264
   Accretion of interest/amortization............  (3,355)  (11,790)  (36,393)
   Effect of unlocking assumptions used in
     estimating future gross profits.............      --    (2,982)   (3,160)
   Effect of realized gains on securities........      --        --    (2,429)
   Effect of unrealized losses on securities.....      --        --    31,702
                                                  -------  --------  --------
Balance at December 31........................... $43,995  $ 47,207  $ 61,735
                                                  =======  ========  ========

In accordance with GAAP, the Company periodically unlocks assumptions as necessary. Depending on the product, DAC and other required reserves may be affected. In 2009, there were no prospective unlockings implemented. In 2008 and 2007, DAC amortization increased due to unlocking interest and lapse assumptions on certain deferred annuity products.

During 2009, the Company continued to migrate certain blocks of reserves and deferred acquisition costs from various legacy valuation systems to a new valuation system. There were no conversions implemented during 2009. During 2008, conversions represented approximately $1.5 billion of reserves and $0.3 million of DAC.

9. FUTURE POLICY BENEFITS AND POLICYHOLDER CONTRACT DEPOSITS

Future policy benefits and policyholder contract deposit liabilities were as follows at December 31:

                                                     2009       2008
                                                  ---------- ----------
                                                     (In Thousands)
Future policy benefits:
   Ordinary life................................. $   18,808 $   19,414
   Group life....................................     33,640     34,704
   Life contingent annuities.....................  2,145,020  2,098,998
   Terminal funding..............................  1,205,482  1,234,036
   Accident and health...........................     56,998     59,254
                                                  ---------- ----------
Total............................................ $3,459,948 $3,446,406
                                                  ========== ==========
Policyholder contract deposits:
   Annuities..................................... $1,828,204 $2,065,131
   Corporate-owned life insurance................     41,101     39,768
   Universal life................................    100,978    104,096
   Other contract deposits.......................     34,349     31,592
                                                  ---------- ----------
Total............................................ $2,004,632 $2,240,587
                                                  ========== ==========

For interest-sensitive life insurance and investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges, and as applicable, other required reserves. Reserves for other contracts are based on estimates of the cost of future policy benefits. Interest, mortality, and surrender assumptions vary by product and are generally based upon actual experience at the time of issue. Interest assumptions used to compute individual life reserves ranged from 3.0 percent to 8.0 percent.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


The Company performs loss recognition testing on an as needed basis. As of December 31, 2008, additional reserves of $8.7 million were set up for the Company's Long Term Care business as a result of the Company's inability to secure rate increases. No additional reserves were necessary in 2009.

The liability for future policy benefits has been established based upon the following assumptions:

    . Interest rates (exclusive of immediate/terminal funding annuities), which vary by year of issuance and products, range from 3.0 percent to
       8.0 percent. Interest rates on immediate/terminal funding annuities are at a maximum of 9.75 percent and grade to not less than 1.7 percent.

    . Mortality and withdrawal rates are based upon actual experience modified to allow for variations in policy form. The weighted average lapse rate, including surrenders, for individual and group life approximated 5.5 percent.

The liability for policyholder contract deposits has been established based on the following assumptions:

    . Interest rates credited for deferred annuities vary by year of issuance and range from 3.0 percent to 4.2 percent. This range is applicable to deferred annuity contracts where the crediting rates are not directly based on equity market returns. Current declared interest rates are generally guaranteed to remain in effect for a period of one year. Withdrawal charges generally range from 0.0 percent to 6.0 percent, grading to zero over a period of 0 to 7 years.

    . Interest rates on corporate-owned life insurance are guaranteed at 4.0 percent, and the weighted average rate credited in 2009 was 4.3 percent.

    . The universal life policies, exclusive of corporate-owned life insurance business, have credited interest rates of 4.0 percent to 5.5 percent and guarantees ranging from 4.0 percent to 5.5 percent depending on the year of issue. Additionally, universal life policies are subject to surrender charges that amount to 1.4 percent of the fund balance and grade to zero over a period not longer than 20 years.

GMDB

Details concerning the Company's GMDB exposure (net of reinsurance) including a return of net deposits plus a minimum return as of December 31 were as follows:

                                                       2009          2008
                                                   ------------- -------------
                                                        ($ In Thousands)
Account value..................................... $      76,700 $      73,716
Net amount at risk (a)............................         6,790         9,479
Average attained age of contract holders..........            67            69
Range of guaranteed minimum return rates.......... 0.00%-10.00%  0.00%-10.00%

--------
(a) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value if all contract holders died at the same balance sheet date.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


The following summarizes the reserve for guaranteed benefits (net of reinsurance) on variable contracts. The gross reserve is reflected in the general account and reported in future policy benefits on the balance sheets:

                                                  2009   2008
                                                 -----   ----
                                                 (In Thousands)
                   Balance at January 1......... $ 100   $100
                   Guaranteed benefits incurred.   705     34
                   Guaranteed benefits paid.....  (606)   (34)
                                                 -----   ----
                   Balance at December 31....... $ 199   $100
                                                 =====   ====

The following assumptions and methodology were used to determine the reserve for guaranteed benefits at December 31, 2009 and 2008:

    . Data used was 1,000 stochastically generated investment performance scenarios.

    .  Mean investment performance assumption was 10 percent.

    .  Volatility assumption was 16 percent.

    . Mortality was assumed to be 87.5 percent of the 1975-80 SOA Ultimate table.

    . Lapse rates vary by contract type and duration and range from 5 percent to 25 percent with an average of 15 percent.

    .  The discount rate was 8 percent.

10. REINSURANCE

The Company generally limits its exposure to loss on any single insured to $10.0 million by ceding additional risks through reinsurance contracts with other insurers. On an exception basis, the Company can increase its exposure to loss on any single insured up to $15.0 million. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. If the reinsurer could not meet its obligations, the Company would reassume the liability, as the Company remains primarily liable to the policyholder.

A receivable is recorded for reinsured benefits, both paid and pending, which are recoverable from the reinsurer. Reinsurance premiums are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


Reinsurance transactions for the years ended December 31, 2009, 2008 and 2007 were as follows:

                                                                                    Percentage
                                                                                        of
                                                    Ceded to   Assumed                Amount
                                           Gross      Other   From Other    Net      Assumed
                                           Amount   Companies Companies    Amount     to Net
                                         ---------- --------- ---------- ---------- ----------
                                                       (In Thousands)
December 31, 2009
Life insurance in force................. $4,038,377 $296,935   $600,290  $4,341,732   13.83%
                                         ========== ========   ========  ==========
Premiums:
   Life insurance and annuities.........    119,256    2,007      1,538     118,787    1.29%
   Accident and health insurance........     56,040   27,639         --      28,401    0.00%
                                         ---------- --------   --------  ----------
Total premiums.......................... $  175,296 $ 29,646   $  1,538  $  147,188    1.04%
                                         ========== ========   ========  ==========
December 31, 2008
Life insurance in force................. $4,056,308 $375,279   $652,085  $4,333,114   15.05%
                                         ========== ========   ========  ==========
Premiums:
   Life insurance and annuities.........    362,114    2,463      1,623     361,274    0.45%
   Accident and health insurance........     38,611   27,996         --      10,615    0.00%
                                         ---------- --------   --------  ----------
Total premiums.......................... $  400,725 $ 30,459   $  1,623  $  371,889    0.44%
                                         ========== ========   ========  ==========
December 31, 2007
Life insurance in force................. $4,303,950 $490,429   $685,783  $4,499,304   15.24%
                                         ========== ========   ========  ==========
Premiums:
   Life insurance and annuities.........    365,818    2,557      1,094     364,355    0.30%
   Accident and health insurance........     39,998   29,864         --      10,134    0.00%
                                         ---------- --------   --------  ----------
Total premiums.......................... $  405,816 $ 32,421   $  1,094  $  374,489    0.29%
                                         ========== ========   ========  ==========

The Company's reinsurance arrangements do not relieve it from its direct obligations to its insureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial strength of its reinsurers and monitors concentration of credit risk arising from similar characteristics among the reinsurers.

Total reinsurance recoverables are included in reinsurance receivables on the balance sheets. Reinsurance recoverable on paid losses was approximately $0.6 million, and $1.6 million, at December 31, 2009 and 2008, respectively. Reinsurance recoverable on unpaid losses was approximately $2.8 million, and $5.1 million at December 31, 2009 and 2008, respectively. Ceded claim and surrender recoveries under reinsurance agreements were $12.2 million, $14.2 million and $19.3 million for the years ended 2009, 2008 and 2007 respectively.

11. COMMITMENTS AND CONTINGENT LIABILITIES

COMMITMENTS

Commitments to Fund Partnership Investments

The Company had unfunded commitments for its limited partnership investments totaling $103.6 million at December 31, 2009. These capital commitments can be called by the partnership during the commitment period (on average five years) to fund working capital needs or purchase new investments. Once the commitment period expires, the Company is under no obligation to fund the remaining unfunded commitments but may elect to do so.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


CONTINGENT LIABILITIES

Legal and Regulatory Matters

The Company is party to various lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations, cash flows and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

All fifty states have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent life insurance and annuity companies. The Company recognizes a liability for insurance-related assessments when all of the following three conditions have been met: (i) an assessment has been imposed or information available prior to the issuance of financial statements indicates it is probable that an assessment will be imposed, (ii) the event obligating the Company to pay an imposed or probable assessment occurred on or before the date of the financial statements, and (iii) the amount of the assessment can be reasonably estimated. The December 31, 2009 liability was estimated by the Company using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While it is not possible to exactly estimate the portion of the industry assessments for which the Company will be responsible, it is expected that any difference between the estimated assessments and the actual assessments will not be material to the Company's results of operations and financial position.

Various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

In February 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice ("DOJ"), the U.S. Securities and Exchange Commission ("SEC"), the Office of the New York Attorney General ("NYAG") and the New York State Department of Insurance ("DOI"). The settlements resolved outstanding investigations conducted by the SEC, NYAG and DOI in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of the settlements, the Company obtained temporary permission from the SEC to continue to serve as a depositor for separate accounts. The Company received permanent permission from the SEC in September 2007.

Prior to September 22, 2008, the Company and certain affiliates were parties to an existing inter-affiliate credit facility (the "facility"), under which the Company and such affiliates committed to make loans to AIG and received from AIG an annual facility fee at a specified rate. The facility was terminated on September 22, 2008, in connection with AIG's entry into an $85 billion revolving credit facility with the New York Fed. All amounts owing from AIG to the Company under the facility as of its termination date have been paid in full.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


12. SHAREHOLDER'S EQUITY

Capital contributions received by the Company for the years ended December 31 were as follows:

                                                        2009     2008    2007
                                                      -------- -------- ------
                                                           (In Thousands)
 Cash from Parent.................................... $200,000 $     -- $   --
 Contributions related to Securities Lending Program.       --  606,671  6,173
                                                      -------- -------- ------
    Total cash contributions.........................  200,000  606,671  6,173
 Contributions of securities at fair value...........       --  145,143     --
 All other non cash contributions....................      148       --     --
                                                      -------- -------- ------
    Total capital contributions...................... $200,148 $751,814 $6,173
                                                      ======== ======== ======

The components of accumulated other comprehensive income (loss) at December 31 were as follows:

                                                              2009       2008       2007
                                                           ---------  ---------  ---------
                                                                    (In Thousands)
Fixed maturity and equity securities, available for sale:
   Gross unrealized gains................................. $ 358,433  $ 179,708  $ 287,973
   Gross unrealized losses................................  (301,584)  (437,892)  (291,061)
Net unrealized gains on other invested assets.............     4,073      1,759        431
Deferred federal and state income tax benefit (expense)...   (15,463)    89,749        930
                                                           ---------  ---------  ---------
   Accumulated other comprehensive income (loss) (a)...... $  45,459  $(166,676) $  (1,727)
                                                           =========  =========  =========

--------
(a) Includes a decrease of $211.1 million related to the cumulative effect of adopting a new other-than-temporary impairment accounting standard.

Dividends that the Company may pay to the Parent in any year without prior approval of the New York State Superintendent of Insurance are limited by statute. The maximum amount of dividends which can be paid to shareholders of insurance companies domiciled in the state of New York without obtaining the prior approval of the State Superintendent is limited to the lesser of either 10 percent of the preceding year's statutory surplus or the preceding year's statutory net gain from operations. No dividends can be paid in 2010 without prior approval of the State Superintendent as the Company has negative unassigned surplus as of December 31, 2009.

The Company is required to file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by state insurance regulatory authorities. Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, excluding certain assets from statutory admitted assets and valuing investments and establishing deferred taxes on a different basis.

There were no permitted practices used by the Company at December 31, 2009.

Statutory net income (loss) and capital and surplus of the Company at December 31 were as follows:

                                          2009       2008       2007
                                        -------- -----------  --------
                                                (In Thousands)
         Statutory net income (loss)... $178,235 $(1,029,831) $ 75,596
         Statutory capital and surplus. $523,626 $   365,137  $553,819

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


13. FEDERAL INCOME TAXES

The components of the provision for income taxes on pretax income for the years ended December 31 were as follows:

                                                     2009      2008     2007
                                                   -------  ---------  -------
                                                         (In Thousands)
Current........................................... $(1,696) $(269,969) $19,380
Deferred..........................................  15,076    285,727    5,071
                                                   -------  ---------  -------
Total income tax expense.......................... $13,380  $  15,758  $24,451
                                                   =======  =========  =======

The US statutory income tax rate is 35 percent for 2009, 2008 and 2007. Actual tax expense on income differs from the statutory amount computed by applying the federal income tax rate for the years ended December 31 due to the following:

                                                     2009      2008      2007
                                                   -------  ---------  -------
                                                          (In Thousands)
US federal income tax (benefit) at statutory rate. $11,277  $(421,719) $29,663
Adjustments:
   Valuation allowance............................  (2,253)   440,679       --
   State income tax...............................   3,135       (808)       8
   Dividends received deduction...................    (149)      (230)    (217)
   IRS audit settlements..........................     472     (2,035)  (4,960)
   Prior year corrections.........................     898       (135)     (43)
   Other credits, taxes and settlements...........      --          6       --
                                                   -------  ---------  -------
Total income tax expense.......................... $13,380  $  15,758  $24,451
                                                   =======  =========  =======

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of deferred tax assets and liabilities at December 31 are as follows:

                                                                              2009       2008
                                                                           ---------  ---------
                                                                              (In Thousands)
Deferred tax assets:
   Excess capital losses and other tax carryovers......................... $ 307,152  $ 289,181
   Basis differential of investments......................................    74,354    193,696
   Net unrealized losses on debt and equity securities available for sale.        --     89,464
   State deferred tax benefits............................................        --      1,705
   Deferred policy acquisition costs......................................     8,156         --
   Other..................................................................     1,932      1,724
                                                                           ---------  ---------
   Total deferred tax assets before valuation allowance...................   391,594    575,770
   Valuation allowance....................................................  (348,438)  (440,679)
                                                                           ---------  ---------
   Total deferred tax assets..............................................    43,156    135,091
Deferred tax liabilities:
   Deferred policy acquisition costs......................................        --       (716)
   Basis differential of investments......................................        --     (1,668)
   Net unrealized gains on debt and equity securities available for sale..   (21,322)        --
   State deferred tax liabilities.........................................      (911)        --
   Policy Reserves........................................................   (51,508)   (28,472)
   Other..................................................................    (4,024)    (6,968)
                                                                           ---------  ---------
   Total deferred tax liabilities.........................................   (77,765)   (37,824)
                                                                           ---------  ---------
Net deferred tax (liability) asset........................................ $ (34,609) $  97,267
                                                                           =========  =========

At December 31, 2009, the Company had capital loss carryforwards expiring through the year 2014 of $811 million.

The Company is included in the consolidated federal income tax return of its ultimate parent, AIG. Under the tax sharing agreement with AIG, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company will recognize tax benefits based upon the amount of the deduction and credits utilized in the consolidated federal income tax return.

In general, realization of deferred tax assets depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. The Company assessed its ability to realize the deferred tax asset of $391.6 million and concluded a $348.4 million valuation allowance was required to reduce the deferred tax asset at December 31, 2009 to an amount the Company believes is more likely than not to be realized.

When making its assessment, the Company considered all available evidence, including the impact of being included in the consolidated federal tax return of AIG, future reversals of existing taxable temporary differences, estimated future GAAP taxable income, and tax planning strategies the Company would implement, if necessary, to realize the net deferred tax asset.

In assessing future GAAP taxable income, the Company considered its strong earnings history exclusive of the recent losses on securities lending program, because the Company and AIG entered into transactions with the New York Fed to limit exposure to future losses. The Company also considered the taxable income from sales of businesses under the asset disposition plan of AIG, the continuing earnings strength of the businesses AIG intends to retain and AIG recently announced debt and preferred stock transactions with the New York Fed and the United States Department of the Treasury (the "Department of the Treasury"), respectively, together with other actions AIG is taking, when assessing the ability to generate sufficient future taxable income during the relevant carryforward periods to realize the deferred tax asset.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


Estimates of future taxable income generated from specific transactions and tax planning strategies discussed above could change in the near term, perhaps materially, which may require the Company to adjust its valuation allowance. Such adjustment, either positive or negative, could be material to the Company's financial condition or it results of operations for an individual period.

In evaluating the realizability of the loss carryforwards, the Company considered the relief provided by Internal Revenue Service ("IRS") Notice 2008-84 which provides that the limitation on loss carryforwards that can arise as a result of one or more acquisitions of stock of a loss company will not apply to such stock acquisitions for any period during which the United States becomes a direct or indirect owner of more than 50 percent interest in the loss company.

The IRS is currently examining the Company's tax returns for the taxable years 2003 to 2005. Although the final outcome of any issues raised in the examination is uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. The Company's taxable years 2001-2009 remain subject to examination by major tax jurisdictions.

At December 31, 2009, the Company did not have any unrecognized tax benefits.

14. RELATED-PARTY TRANSACTIONS

Events Related to AIG

In September 2008, AIG entered into an $85 billion revolving credit facility (the "Fed Facility") and a guarantee and pledge agreement with the New York Fed. Pursuant to the Fed Facility, on March 4, 2009, AIG issued 100,000 shares of Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and at an initial liquidation preference of $5.00 per share (the "Series C Preferred Stock") to the AIG Credit Facility Trust, a trust established for the sole benefit of the Department of the Treasury. The Series C Preferred Stock is entitled to (i) participate in any dividends paid on the common stock, with the payments attributable to the Series C Preferred Stock being approximately 79.8 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as converted and (ii) to the extent permitted by law, vote with AIG's common stock on all matters submitted to AIG shareholders and hold approximately 79.8 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as converted. The Series C Preferred Stock will remain outstanding even if the Fed Facility is repaid in full or otherwise terminates. The Fed Facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the Fed Facility obligations and it has not pledged any assets to secure those obligations.

On March 2, 2009, AIG and the New York Fed announced their intent to enter into a transaction pursuant to which AIG will transfer to the New York Fed preferred equity interests in newly-formed special purpose vehicles ("SPVs"), in settlement of a portion of the outstanding balance of the Fed Facility. Each SPV will have (directly or indirectly) as its only asset 100 percent of the common stock of an operating subsidiary of AIG (American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited ("AIA") in one case and American Life Insurance Company ("ALICO") in the other). AIG expects to own the common interests of each SPV. In exchange for the preferred equity interests received by the New York Fed, there would be a concurrent substantial reduction in the outstanding balance and maximum available amount to be borrowed on the Fed Facility. On June 25, 2009, AIG and the New York Fed entered into definitive agreements with respect to these transactions. These transactions closed on December 1, 2009. In exchange for the preferred interests received by the New York Fed, there was a $25 billion reduction in the outstanding balance and maximum amount available to be borrowed under the Fed Facility.

On March 2, 2009, AIG and the New York Fed also announced their intent to enter into a securitization transaction pursuant to which AIG will issue to the New York Fed senior certificates in one or more newly-formed SPVs backed by inforce blocks of life insurance policies in settlement of a portion of the outstanding balance of the Fed Facility. This transaction is no longer being pursued by AIG.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


On April 17, 2009, AIG entered into an exchange agreement with the Department of the Treasury pursuant to which, among other things, the Department of the Treasury exchanged 4,000,000 shares of the Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock") for 400,000 shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series E Preferred Stock"). The exchange agreement permits the Department of the Treasury in certain circumstances to exchange a 10-year warrant to purchase 2,689,938.3 shares of common stock (the "Warrant") for 2,689,938.3 shares of Series C Preferred Stock. The Series D Preferred Stock and the Warrant were issued and sold by AIG pursuant to an agreement entered into on November 25, 2008, with the Department of the Treasury.

On April 17, 2009, AIG and the New York Fed amended the terms of the Fed Facility to, among other things, remove the minimum 3.5 percent LIBOR. AIG also entered into a purchase agreement with the Department of the Treasury pursuant to which, among other things, AIG issued and sold to the Department of the Treasury 300,000 shares of Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series F Preferred Stock"), each share with a zero initial liquidation preference, and a warrant to purchase up to 150 shares of common stock, par value $2.50 per share. Pursuant to the purchase agreement, the Department of the Treasury has committed for five years to provide immediately available funds in an amount up to $29.835 billion so long as (i) AIG is not a debtor in a pending case under Title 11 of the United States Code and (ii) the AIG Credit Facility Trust and the Department of the Treasury in the aggregate own more than 50 percent of the aggregate voting power of AIG's voting securities. The liquidation preference of AIG's Series F Preferred Stock will increase, on a pro rata basis, by the amount of any draw down on the commitment. The amount of funds available under the commitment will be decreased by the aggregate amount of financial assistance that the Department of the Treasury provides to AIG, its subsidiaries or any special purpose vehicle established by or for the benefit of AIG or any of its subsidiaries after April 17, 2009, unless otherwise specified by the Department of the Treasury, in its sole discretion, under the terms of such financial assistance.

Since September 2008, AIG has been working to protect and enhance the value of its key businesses, execute an orderly asset disposition plan and position itself for the future. AIG continually reassesses this plan to maximize value while maintaining flexibility in its liquidity and capital, and expects to accomplish these objectives over a longer time frame than originally contemplated. AIG has decided to retain the companies included in its Life Insurance & Retirement Services operations (including the Company) and will continue to own these companies for the foreseeable future.

Additional information on AIG is publicly available in its regulatory filings with the SEC. Information regarding AIG as described above is qualified by regulatory filings AIG files from time to time with the SEC.

Operating Agreements

The Company is party to several reinsurance agreements with its affiliates covering certain life and accident and health insurance risks. Premium income ceded to affiliates was $27.2 million, $27.1 million and $28.8 million for the years ended December 31, 2009, 2008 and 2007, respectively. Commission ceded to affiliates was $4.2 million, $4.1 million and $4.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company is party to several cost sharing agreements with its affiliates. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. For the years ended December 31, 2009, 2008 and 2007, the Company was charged $14.9 million, $15.9 million and $17.8 million, respectively, for expenses attributed to the Company. Accounts payable for such services at December 31, 2009 and 2008 were not material.

The Company provides life insurance coverage to employees of AIG and its domestic subsidiaries in connection with the AIG's employee benefit plans. The statements of income (loss) include $ 14.4 million in premiums relating to this business for 2009, $18.3 million for 2008, and $15.9 million for 2007.

Notes of Affiliates

On December 7, 2005, the Company acquired 5.75 percent Senior Notes due December 14, 2015, issued by Transatlantic Holdings, Inc., an affiliate of the Company, at a cost of $19.9 million. Other affiliates of the Company

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)

are holders of the same class of securities. On June 10, 2009, AIG closed a public offering of 29.9 million shares of Transatlantic Holdings, Inc. common stock owned by AIG. At the close of the public offering, AIG retained 13.9 percent of Transatlantic Holdings, Inc. outstanding common stock. As a result, AIG deconsolidated Transatlantic and the Company's investment in Transatlantic Holdings, Inc. was no longer considered affiliated. The Company recognized interest income of $0.5 million, $1.2 million and $1.2 million on the Notes while they were still considered an affiliate during 2009, 2008 and 2007, respectively.

Agreements with Affiliates

National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union"), an indirect wholly owned subsidiary of AIG, has terminated the General Guarantee Agreement dated July 13, 1998 (the "Guarantee") with respect to prospectively issued policies and contracts issued by the Company. The Guarantee terminated on April 30, 2010 at 4:00 p.m. Eastern Time ("Point of Termination"). Pursuant to its terms, the Guarantee does not apply to any group or individual policy, contract or certificate issued after the Point of Termination. The Guarantee will continue to cover the policies, contracts and certificates with a date of issuance earlier than the Point of Termination until all insurance obligations under such policies, contracts and certificates are satisfied in full. National Union's audited statutory financial statements are filed with the SEC as part of the Company's registration statements for its variable products that were issued prior to the Point of Termination.

The Company has a support agreement in effect between the Company and AIG (the "Support Agreement"), pursuant to which AIG will cause the Company to maintain a contract holders' surplus of not less than $1,000,000 or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement also provides that if the Company needs funds not otherwise available to it to make timely payment of its obligations under policies issued by it, AIG will provide such funds as the request of the Company. The Support Agreement is not a direct or indirect guarantee by AIG to any person of any obligation of the Company. AIG may terminate the Support Agreement with respect to outstanding obligations of the Company only under certain circumstances, including where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the Support Agreement. Contract holders have the right to cause the Company to enforce it rights against AIG and, if the Company fails or refuses to take timely action to enforce the Support Agreement or if the Company defaults in any claim or payment owed to such contract holder when due, have the right to enforce the Support Agreement directly against AIG.

Other

The Company engages in structured settlement transactions, certain of which transactions involve affiliated property and casualty insurance company members of the Chartis group of AIG. In a structured settlement arrangement, a property and casualty insurance policy claimant has agreed to settle a casualty insurance claim in exchange for fixed payments over either a fixed determinable period of time or a life contingent period. In such claim settlement arrangements, a casualty insurance claim payment provides the funding for the purchase of a single premium immediate annuity ("SPIA") issued by the Company for the ultimate benefit of the claimant. The portion of the Company's liabilities related to structured settlements involving life contingencies are reported in future policy benefits, while the portion not involving life contingencies are reported in policyholder contract deposits. In certain structured settlement arrangements the property and casualty insurance company remains contingently liable for the payments to the claimant. The Company carried liabilities of $752.9 million and $758.8 million at December 31, 2009 and 2008, respectively, related to SPIAs issued by the Company in conjunction with structured settlement transactions involving Chartis members where those Chartis members remained contingently liable for the payments to the claimant. In addition, the Company carried liabilities for the structured settlement transactions where the Chartis members were no longer contingently liable for the payments to the claimant.

15. BENEFIT PLANS

The Company's employees participate in various benefit plans sponsored by AIG, including a noncontributory qualified defined benefit retirement plan, various stock option and purchase plans, a 401(k) plan and a post retirement benefit program for medical care and life insurance. AIG's U.S. plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                   NOTES TO FINANCIAL STATEMENTS (Continued)


16. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

On March 1, 2010, AIG announced a definitive agreement for the sale of the AIA, one of the world's largest pan-Asian life insurance companies, to Prudential plc for approximately $35.5 billion, including approximately $25 billion in cash, $8.5 billion in face value of equity and equity-linked securities, and $2.0 billion in face value of preferred stock of Prudential plc, subject to closing adjustments. The cash portion of the proceeds from the sale will be used to redeem the preferred interests of the special purpose vehicle held by the New York Fed with a liquidation preference of approximately $16 billion and to repay approximately $9 billion under the Fed Facility.

On March 8, 2010, AIG announced a definitive agreement for the sale of ALICO, one of the world's largest and most diversified international life insurance companies, to MetLife, Inc. ("MetLife") for approximately $15.5 billion, including $6.8 billion in cash and the remainder in equity securities of MetLife, subject to closing adjustments. The cash portion of the proceeds from this sale will be used to reduce the liquidation preference of the preferred interests of the special purpose vehicle held by the New York Fed.

In connection with the preparation of its annual report on Form 10-K for the fiscal year ended December 31, 2009, management of AIG assessed whether AIG has the ability to continue as a going concern for the next twelve months. Based on the U.S. government's continuing commitment, the already completed transactions and the other expected transactions with the New York Fed, plans of AIG's management to stabilize AIG's businesses and dispose of certain assets, and after consideration of the risks and uncertainties of such plans, management of AIG believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations during this period. It is possible that the actual outcome of one or more of the plans of AIG's management could be materially different, or that one or more of the significant judgments or estimates of AIG's management about the potential effects of these risks and uncertainties could prove to be materially incorrect, or that the transactions with the New York Fed previously discussed fail to achieve the desired objectives. If one or more of these possible outcomes is realized and financing is not available, AIG may need additional U.S. government support to meet its obligations as they come due. Without additional support from the U.S. government, in the future there could be substantial doubt about AIG's ability to continue as a going concern. If AIG were not able to continue as a going concern, management believes this could have a material effect upon the Company and its operations.

AIG closed the sale of a portion of its asset management business to Pacific Century Group at the end of March 2010, and the divested portion of the asset management business has been branded as PineBridge Investments. In connection with the closing of the sale, the Company's investment advisory agreement previously entered into with AIG Global Investment Corp. was assigned to AIG Asset Management (U.S.), LLC ("AMG"), an AIG affiliate, and the majority of the Company's invested assets are currently managed by AMG.

                        THE UNITED STATES LIFE INSURANCE
                         COMPANY IN THE CITY OF NEW YORK

                               UNAUDITED PRO FORMA
                            CONDENSED FINANCIAL DATA
                             AS OF DECEMBER 31, 2009

On December 31, 2010, American International Life Assurance Company of New York ("AIL") will merge with and into The United States Life Insurance Company in the City of New York ("USL" or the "Company") (the "Merger"). Both USL and AIL are wholly-owned subsidiaries of AGC Life Insurance Company (the "Parent") and their ultimate parent, American International Group, Inc. ("AIG"). The primary purpose of the merger is to reduce costs, complexity and regulatory requirements by reducing the number of separate legal entities.

The following tables set forth certain unaudited pro forma condensed financial data of USL, and are based on the historical financial data of USL and AIL. The Unaudited Pro Forma Condensed Financial Statements of USL have been prepared assuming the proposed Merger is accounted for as a transaction between entities under common control and give effect to the proposed Merger by combining USL's and AIL's results of operations as if USL and AIL had been combined since inception. Assets and liabilities transferred between entities under common control are accounted for at historical cost.

The pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had the transaction been consummated as of the aforementioned date, or that may be achieved in the future. The accompanying unaudited pro forma condensed financial statements should be read in conjunction with the historical financial statements of USL and AIL.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                   UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                                                            December 31, 2009
                                                     ---------------------------------------------------------------
                                                                                       Pro Forma          Pro Forma
                                                         USL             AIL          Adjustments         Combined
                                                     ------------    ------------    ------------       ------------
                                                                    (In Thousands, except share data)
ASSETS
Investments:
  Fixed maturity securities, available for
     sale, at fair value                             $  3,736,716    $  5,441,420    $    122,000  (a)  $  9,300,136
  Fixed maturity securities, trading, at
     fair value                                            13,356          26,257            --               39,613
  Equity securities, available for sale, at
     fair value                                             9,648           9,176            --               18,824
  Mortgage and other loans receivable, net                349,089         434,514           7,422  (a)       791,025
  Policy loans                                            210,627           9,569            --              220,196
  Investment real estate                                     --            23,122            --               23,122
  Partnerships and other invested assets                    9,377         115,802            --              125,179
  Short-term investments                                  423,737         186,995            --              610,732
                                                     ------------    ------------    ------------       ------------
  Total investments                                     4,752,550       6,246,855         129,422         11,128,827

Cash and cash equivalents                                  12,878           4,534            --               17,412
Notes receivable from affiliates                          129,422            --          (129,422) (a)          --
Accrued investment income                                  46,011          84,217            --              130,228
Reinsurance receivables                                   265,051          36,660            --              301,711
Deferred policy acquisition costs and
   sales inducements                                      279,586          43,995            --              323,581
Income taxes receivable from parent                       109,494          10,239            --              119,733
Other assets                                              101,560          25,881            --              127,441
Separate account assets, at fair value                      1,903          84,317            --               86,220
                                                     ------------    ------------    ------------       ------------
TOTAL ASSETS                                         $  5,698,455    $  6,536,698    $       --         $ 12,235,153
                                                     ============    ============    ============       ============

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
  Future policy benefits                             $  1,561,890    $  3,467,786    $       --         $  5,029,676
  Policyholder contract deposits                        2,055,600       2,004,632          39,751  (b)     4,099,983
  Policy claims and benefits payable                      746,666          22,941            --              769,607
  Other policyholders' funds                              346,035          31,767          40,762  (b)       418,564
  Other liabilities                                       188,385          57,964         (80,513) (b)       165,836
  Separate account liabilities                              1,903          84,317            --               86,220
                                                     ------------    ------------    ------------       ------------
TOTAL LIABILITIES                                       4,900,479       5,669,407            --           10,569,886
                                                     ------------    ------------    ------------       ------------

SHAREHOLDER'S EQUITY:
  Common stock, $2 par value, 1,980,658
     shares authorized, issued and outstanding              3,961           3,225          (3,225) (c)         3,961
  Additional paid-in capital                              987,097       1,196,160           3,225  (c)     2,186,482
  Accumulated deficit                                    (175,544)       (377,553)           --             (553,097)
  Accumulated other comprehensive income
     (loss)                                               (17,538)         45,459            --               27,921
                                                     ------------    ------------    ------------       ------------
TOTAL SHAREHOLDER'S EQUITY                                797,976         867,291            --            1,665,267
                                                     ------------    ------------    ------------       ------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY           $  5,698,455    $  6,536,698    $       --         $ 12,235,153
                                                     ============    ============    ============       ============

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
            UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS)

                                                           For the year ended December 31, 2009
                                           -------------------------------------------------------------------
                                                                                 Pro Forma         Pro Forma
                                                 USL               AIL          Adjustments        Combined
                                           --------------    --------------    --------------   --------------
                                                                      (In Thousands)
REVENUES:
  Premiums and other considerations        $      423,146    $      147,188    $         --     $      570,334
  Net investment income                           305,790           410,166              --            715,956
  Net realized investment losses                  (71,377)          (74,001)             --           (145,378)
  Insurance charges and other revenue             183,270             8,622              --            191,892
                                           --------------    --------------    --------------   --------------
TOTAL REVENUES                                    840,829           491,975              --          1,332,804
                                           --------------    --------------    --------------   --------------

BENEFITS AND EXPENSES:
  Policyholder benefits                           556,560           429,206              --            985,766
  Amortization of deferred policy
     acquisition costs                             42,349             3,355              --             45,704
  Other operating expenses                        186,754            27,194              --            213,948
                                           --------------    --------------    --------------   --------------
TOTAL BENEFITS AND EXPENSES                       785,663           459,755              --          1,245,418
                                           --------------    --------------    --------------   --------------

INCOME BEFORE INCOME TAX EXPENSE                   55,166            32,220              --             87,386

INCOME TAX EXPENSE (BENEFIT):
  Current                                          15,336            (1,696)             --             13,640
  Deferred                                          8,623            15,076              --             23,699
                                           --------------    --------------    --------------   --------------
TOTAL INCOME TAX EXPENSE                           23,959            13,380              --             37,339
                                           --------------    --------------    --------------   --------------

NET INCOME                                 $       31,207    $       18,840    $         --     $       50,047
                                           ==============    ==============    ==============   ==============

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (Continued)

                                                           For the year ended December 31, 2008
                                           -------------------------------------------------------------------
                                                                                 Pro Forma         Pro Forma
                                                 USL               AIL          Adjustments        Combined
                                           --------------    --------------    --------------   --------------
                                                                      (In Thousands)
REVENUES:
  Premiums and other considerations        $      517,057    $      371,889    $         --     $      888,946
  Net investment income                           312,331           437,618              --            749,949
  Net realized investment losses                 (918,928)       (1,311,653)             --         (2,230,581)
  Insurance charges and other revenue             182,973            11,015              --            193,988
                                           --------------    --------------    --------------   --------------
TOTAL REVENUES                                     93,433          (491,131)             --           (397,698)
                                           --------------    --------------    --------------   --------------

BENEFITS AND EXPENSES:
  Policyholder benefits                           646,023           670,089              --          1,316,112
  Amortization of deferred policy
     acquisition costs                              4,413            14,772              --             19,185
  Other operating expenses                        199,048            28,921              --            227,969
                                           --------------    --------------    --------------   --------------
TOTAL BENEFITS AND EXPENSES                       849,484           713,782              --          1,563,266
                                           --------------    --------------    --------------   --------------

LOSS BEFORE INCOME TAX EXPENSE                   (756,051)       (1,204,913)             --         (1,960,964)

INCOME TAX EXPENSE (BENEFIT):
  Current                                        (142,629)         (269,969)             --           (412,598)
  Deferred                                        175,370           285,727              --            461,097
                                           --------------    --------------    --------------   --------------
TOTAL INCOME TAX EXPENSE                           32,741            15,758              --             48,499
                                           --------------    --------------    --------------   --------------

NET LOSS                                   $     (788,792)   $   (1,220,671)   $         --     $   (2,009,463)
                                           ==============    ==============    ==============   ==============

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (Continued)

                                                           For the year ended December 31, 2007
                                           -------------------------------------------------------------------
                                                                                  Pro Forma        Pro Forma
                                                 USL               AIL          Adjustments        Combined
                                           --------------    --------------    --------------   --------------
                                                                      (In Thousands)
REVENUES:
  Premiums and other considerations        $      552,975    $      374,489    $         --     $      927,464
  Net investment income                           315,059           513,024              --            828,083
  Net realized investment losses                  (55,161)          (78,875)             --           (134,036)
  Gain on reinsurance settlement                   32,935              --                --             32,935
  Insurance charges and other revenue             170,826            11,768              --            182,594
                                           --------------    --------------    --------------   --------------
TOTAL REVENUES                                  1,016,634           820,406              --          1,837,040
                                           --------------    --------------    --------------   --------------

BENEFITS AND EXPENSES:
  Policyholder benefits                           588,289           660,857              --          1,249,146
  Amortization of deferred policy
     acquisition costs                             97,619            39,553              --            137,172
  Other operating expenses                        172,091            35,246              --            207,337
                                           --------------    --------------    --------------   --------------
TOTAL BENEFITS AND EXPENSES                       857,999           735,656              --          1,593,655
                                           --------------    --------------    --------------   --------------

INCOME BEFORE INCOME TAX EXPENSE                  158,635            84,750              --            243,385

INCOME TAX EXPENSE (BENEFIT):
  Current                                         122,914            19,380              --            142,294
  Deferred                                        (64,184)            5,071              --            (59,113)
                                           --------------    --------------    --------------   --------------
TOTAL INCOME TAX EXPENSE                           58,730            24,451              --             83,181
                                           --------------    --------------    --------------   --------------

NET INCOME                                 $       99,905    $       60,299    $         --     $      160,204
                                           ==============    ==============    ==============   ==============

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
           NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1.   GENERAL

The following notes set forth the assumptions used in preparing the unaudited pro forma condensed financial statements. The pro forma adjustments are based on estimates made by USL's management using information currently available.

2.   PRO FORMA ADJUSTMENTS

The adjustments to the accompanying Unaudited Pro Forma Condensed Balance Sheet are described below:

     (A) Adjustments to conform USL/AIL historical presentations. $122.0 million of American General Corp. Senior Notes and $7.4 million of affiliated mortgage loans were historically reported by USL as notes receivable from affiliates.

     (B) Various adjustments to conform USL/AIL historical presentations. $39.8 million of policyholder deposits and $40.8 million of unearned revenue liabilities were historically reported by USL within other liabilities.

     (C) Reclassification of AIL's common stock to additional paid-in capital as a result of the merger.

The adjustments to the accompanying Unaudited Pro Forma Condensed Statements of Income (Loss) are described below:

     None.

                      NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, Pa.

                                NAIC CODE: 19445

                      STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007

                      NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, Pa.

                      STATUTORY BASIS FINANCIAL STATEMENTS
                         DECEMBER 31, 2009 2008 AND 2007

                                TABLE OF CONTENTS
                                -----------------

Report of Independent Auditors...............................................  2

Statements of Admitted Assets................................................  3

Statements of Liabilities, Capital and Surplus...............................  4

Statements of Income and Changes in Capital and Surplus......................  5

Statements of Cash Flow......................................................  6

Notes to Statutory Basis Financial Statements................................  7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of National Union Fire Insurance Company of Pittsburgh, Pa.:

We have audited the accompanying statutory statements of admitted assets and liabilities, capital and surplus of National Union Fire Insurance Company of Pittsburgh, Pa. (the Company) as of December 31, 2009 and 2008 and the related statutory statements of income and changes in capital and surplus, and of cash flow for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the Commonwealth of Pennsylvania, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2009 and 2008, or the results of its operations or its cash flows for each of the three years then ended December 31, 2009.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years then ended December 31, 2009, on the basis of accounting described in Note 1.

As described in Note 2 to the financial statements, during 2009 the Company adopted SSAP No. 10R, Income Taxes - Revised, A Temporary Replacement to SSAP No. 10 and SSAP No. 43 - Revised Loan-backed and Structured Securities. The Company has reflected the effects of these adoptions within Changes in accounting principles on the Statements of Changes in Capital and Surplus.


/s/ PricewaterhouseCoopers LLP

New York, NY

May 3, 2010

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                          STATEMENTS OF ADMITTED ASSETS
                                 STATUTORY BASIS
                        AS OF DECEMBER 31, 2009 AND 2008
                                 (000'S OMITTED)

AS OF DECEMBER 31,                                                             2009           2008
------------------------------------------------------------------------   -----------    -----------
Cash and invested assets:
   Bonds, at amortized cost (market value: 2009 - $12,919,764;
      2008 - $12,050,220)                                                  $12,579,023    $12,882,016
   Stocks:
      Common stocks, at market value adjusted for non admitted assets
         (cost: 2009 - $2,047,239; 2008 - $3,311,013)                        6,984,703      8,904,447
      Preferred stocks, primarily at carrying value (cost: 2009 - $939;
         2008 - $2,027,448)                                                        868      2,022,748
   Other invested assets, primarily at equity (cost: 2009 - $2,520,966;
      2008 - $2,353,985)                                                     2,982,542      2,745,371
   Short-term investments, at amortized cost (approximates market value)     2,107,181      1,060,462
   Receivable for securities                                                       479          6,702
   Overdraft                                                                  (210,789)      (121,154)
                                                                           -----------    -----------
         TOTAL CASH AND INVESTED ASSETS                                     24,444,007     27,500,592
                                                                           -----------    -----------
Investment income due and accrued                                              203,895        185,779
Agents' balances or uncollected premiums:
   Premiums in course of collection                                            443,245        733,603
   Premiums and installments booked but deferred and not yet due               407,860        431,375
   Accrued retrospective premiums                                            1,589,026      1,643,235
Amounts billed and receivable from high deductible policies                     13,004         24,378
Reinsurance recoverable on loss payments                                       498,748        679,579
Funds held by or deposited with reinsurers                                      25,712         27,005
Deposit accounting assets                                                        1,684        559,534
Deposit accounting assets - funds held                                          93,433         93,433
Federal and foreign income taxes recoverable from affiliate                    261,158             --
Net deferred tax assets                                                        687,298        363,447
Receivable from parent, subsidiaries and affiliates                          2,440,086        434,803
Equities in underwriting pools and associations                                613,296        718,937
Other admitted assets                                                          286,425        165,238
                                                                           -----------    -----------
         TOTAL ADMITTED ASSETS                                             $32,008,877    $33,560,936
                                                                           ===========    ===========

                See Notes to Statutory Basis Financial Statements

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                 STATEMENTS OF LIABILITIES, CAPITAL AND SURPLUS
                                 STATUTORY BASIS
                        AS OF DECEMBER 31, 2009 AND 2008
                    (000'S OMITTED EXCEPT SHARE INFORMATION)

AS OF DECEMBER 31,                                                        2009           2008
-------------------------------------------------------------------   -----------    -----------
                            Liabilities
                            -----------
Reserves for losses and loss adjustment expenses                      $13,570,308    $13,354,448
Unearned premium reserves                                               3,532,266      3,827,773
Commissions, premium taxes, and other expenses payable                    224,027        320,011
Reinsurance payable on paid loss and loss adjustment expenses             221,875        508,685
Funds held by company under reinsurance treaties                          157,702        179,991
Provision for reinsurance                                                  93,549        100,847
Ceded reinsurance premiums payable, net of ceding commissions             302,391        469,110
Retroactive reinsurance reserves - assumed                                  7,357          7,372
Retroactive reinsurance reserves - ceded                                   (2,140)        (5,179)
Deposit accounting liabilities                                            188,394        198,765
Deposit accounting liabilities - funds held                                    --        510,960
Collateral deposit liability                                              445,678        575,926
Payable to parent, subsidiaries and affiliates                            328,754      1,304,782
Current federal and foreign income taxes payable to affiliates                 --        167,471
Other liabilities                                                         280,356        214,551
                                                                      -----------    -----------
   TOTAL LIABILITIES                                                   19,350,517     21,735,513
                                                                      -----------    -----------
                        Capital and Surplus
                        -------------------
Common capital stock, $5.00 par value, 1,000,000 shares authorized;
   895,750 shares issued and outstanding                                    4,479          4,479
Capital in excess of par value                                          5,290,047      4,119,285
Unassigned surplus                                                      7,120,540      7,699,214
Special surplus tax - SSAP 10R                                            242,874             --
Special surplus funds from retroactive reinsurance                            420          2,445
                                                                      -----------    -----------
   TOTAL CAPITAL AND SURPLUS                                           12,658,360     11,825,423
                                                                      -----------    -----------
   TOTAL LIABILITIES, CAPITAL, AND SURPLUS                            $32,008,877    $33,560,936
                                                                      ===========    ===========

                See Notes to Statutory Basis Financial Statements

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

             STATEMENTS OF INCOME AND CHANGES IN CAPITAL AND SURPLUS
                                 STATUTORY BASIS
              FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

FOR THE YEARS ENDED DECEMBER 31,                                                         2009           2008           2007
----------------------------------------------------------------------------------   -----------    -----------    -----------
                               Statements of Income
                               --------------------
Underwriting income:
   Premiums earned                                                                   $ 6,071,466    $ 7,265,084    $ 7,666,749
                                                                                     -----------    -----------    -----------
Underwriting deductions:
   Losses incurred                                                                     4,753,215      4,907,821      4,470,750
   Loss adjustment expenses incurred                                                     774,866        766,180        861,826
   Other underwriting expenses incurred                                                1,439,581      1,657,034      1,685,858
                                                                                     -----------    -----------    -----------
Total underwriting deductions                                                          6,967,662      7,331,034      7,018,434
                                                                                     -----------    -----------    -----------
NET UNDERWRITING (LOSS) INCOME                                                          (896,196)       (65,951)       648,315
                                                                                     -----------    -----------    -----------
Investment income:
   Net investment income earned                                                        1,032,274      1,340,829      1,182,291
   Net realized capital gains (loss) (net of capital gains taxes: 2009 - $930,452;
      2008 - ($13,526); 2007 - $3,076)                                                   352,053        133,771        (40,847)
                                                                                     -----------    -----------    -----------
NET INVESTMENT GAIN                                                                    1,384,327      1,474,600      1,141,444
                                                                                     -----------    -----------    -----------
Net loss from agents' or premium balances charged-off                                    (37,084)       (50,530)       (94,880)
Finance and service charges not included in premiums                                       4,851         15,842         17,362
Other gain, net of dividends to policyholders                                              7,950         35,560         83,284
                                                                                     -----------    -----------    -----------
NET INCOME AFTER CAPITAL GAINS TAXES AND BEFORE FEDERAL INCOME TAXES                     463,848      1,409,521      1,795,525
Federal income tax (benefit) expense                                                    (377,136)        39,777        510,618
                                                                                     -----------    -----------    -----------
       NET INCOME                                                                    $   840,984    $ 1,369,744    $ 1,284,907
                                                                                     ===========    ===========    ===========
                          Changes in Capital and Surplus
                          ------------------------------
Capital and surplus, as of December 31, previous year:                               $11,825,423    $12,156,993    $10,420,212
   Adjustment to beginning surplus                                                      (126,308)        (9,665)       (87,263)
                                                                                     -----------    -----------    -----------
CAPITAL AND SURPLUS, AS OF JANUARY 1,                                                 11,699,115     12,147,328     10,332,949
                                                                                     -----------    -----------    -----------
   Changes in accounting principles (refer to Note 2)
      Adoption of SSAP 10R                                                               242,874             --             --
      Adoption of SSAP 43R                                                               (91,387)            --             --
Other changes in capital and surplus:
   Net income                                                                            840,984      1,369,744      1,284,907
   Change in net unrealized capital (loss) gains (net of capital gains taxes:
      2009 - $(20,011); 2008 - $(221,853); 2007 - $81,239)                              (434,565)      (766,210)     1,299,705
   Change in net deferred income taxes                                                    38,269       (172,349)        92,036
   Change in non-admitted assets                                                        (201,784)      (205,044)        (3,270)
   Change in provision for reinsurance                                                     7,298         20,867         13,267
   Paid in capital and surplus                                                         1,087,401      1,255,961        231,132
   Dividends to stockholder                                                             (537,000)    (1,737,225)    (1,120,000)
   Foreign exchange translation and other surplus adjustments                              7,155        (87,649)        26,267
                                                                                     -----------    -----------    -----------
      TOTAL OTHER CHANGES IN CAPITAL AND SURPLUS                                         807,758       (321,905)     1,824,044
                                                                                     -----------    -----------    -----------
CAPITAL AND SURPLUS, AS OF DECEMBER 31,                                              $12,658,360    $11,825,423    $12,156,993
                                                                                     ===========    ===========    ===========

                See Notes to Statutory Basis Financial Statements

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                             STATEMENTS OF CASH FLOW
                                 STATUTORY BASIS
              FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

FOR THE YEARS ENDED DECEMBER 31,                                                 2009          2008           2007
--------------------------------------------------------------------------   -----------    ----------    -----------
                           Cash From Operations
                           --------------------
Premiums collected, net of reinsurance                                       $ 6,012,704    $6,547,710    $ 7,891,160
Net investment income                                                            879,604     1,388,127      1,227,721
Miscellaneous (expense) income                                                   (22,990)           54          8,924
                                                                             -----------    ----------    -----------
   SUB-TOTAL                                                                   6,869,318     7,935,891      9,127,805
                                                                             -----------    ----------    -----------
Benefit and loss related payments                                              4,612,122     5,078,216      3,878,095
Commission and other expense paid                                              2,300,255     2,342,596      2,302,839
Dividends paid to policyholders                                                      246           114            130
Federal income taxes (recovered) paid                                            (43,319)       53,271        330,776
                                                                             -----------    ----------    -----------
   NET CASH PROVIDED FROM OPERATIONS                                                  14       461,694      2,615,965
                                                                             -----------    ----------    -----------
                          Cash From Investments
                          ---------------------
Proceeds from investments sold, matured, or repaid
   Bonds                                                                       2,778,983     3,141,468      5,184,469
   Stocks                                                                      5,332,526       657,471        773,650
   Other                                                                         613,320       671,313        621,387
                                                                             -----------    ----------    -----------
   TOTAL PROCEEDS FROM INVESTMENTS SOLD, MATURED, OR REPAID                    8,724,829     4,470,252      6,579,506
                                                                             -----------    ----------    -----------
Cost of investments acquired
   Bonds                                                                       2,830,766     2,006,885      5,997,221
   Stocks                                                                        335,841     1,074,344        837,600
   Other                                                                         963,564     1,197,475      1,350,766
                                                                             -----------    ----------    -----------
   TOTAL COST OF INVESTMENTS ACQUIRED                                          4,130,171     4,278,704      8,185,587
                                                                             -----------    ----------    -----------
   NET CASH PROVIDED FROM (USED IN) INVESTING ACTIVITIES                       4,594,658       191,548     (1,606,081)
                                                                             -----------    ----------    -----------
               Cash From Financing and Miscellaneous Sources
               ---------------------------------------------
Capital and surplus paid-in                                                           --       299,000             --
Dividends to stockholder                                                        (537,000)     (878,465)    (1,120,000)
Net deposit on deposit-type contracts and other insurance                         78,549        38,529         75,242
Equities in underwriting pools and associations                                  113,428       535,633       (380,888)
Collateral deposit liability                                                    (130,248)      (38,833)      (272,467)
Intercompany receivable and payable, net                                      (2,961,854)      646,904        589,241
Borrowed funds                                                                        --       (12,741)         2,980
Other                                                                           (200,463)     (243,164)        74,496
                                                                             -----------    ----------    -----------
   NET CASH (USED IN) PROVIDED FROM FINANCING AND MISCELLANEOUS ACTIVITIES    (3,637,588)      346,863     (1,031,396)
                                                                             -----------    ----------    -----------
   NET CHANGE IN CASH AND SHORT-TERM INVESTMENTS                                 957,084     1,000,105        (21,512)

Overdraft and short-term investments:
   Beginning of year                                                             939,308       (60,797)       (39,285)
                                                                             -----------    ----------    -----------
   END OF YEAR                                                               $ 1,896,392    $  939,308    $   (60,797)
                                                                             ===========    ==========    ===========

                See Notes to Statutory Basis Financial Statements

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT STATUTORY BASIS ACCOUNTING
---------------------------------------------------------------------------
POLICIES
--------

A.   ORGANIZATION
     ------------

     National Union Fire Insurance Company of Pittsburgh, Pa. (the Company or National Union) is a direct wholly-owned subsidiary of Chartis U.S. Inc., a Delaware corporation (formerly known as AIG Commercial Insurance Group, Inc.), which is in turn owned by Chartis Inc., a Delaware corporation, (formerly known as AIU Holdings, Inc.). The Company's ultimate parent is American International Group, Inc. (the Ultimate Parent or AIG). See Notes 13 and 14 for information about recent developments regarding AIG and Chartis Inc.

     In July 2009, AIG rebranded its General Insurance Operations as Chartis. Chartis consists of Commercial Insurance (operating as Chartis U.S. Inc.), and Foreign General Insurance (operating as Chartis International).

     The Company writes substantially all lines of property and casualty insurance with an emphasis on U.S. commercial business. In addition to writing substantially all classes of business insurance, including large commercial or industrial property insurance, excess liability, inland marine, environmental, workers' compensation and excess and umbrella coverages, the Company offers many specialized forms of insurance such as aviation, accident and health, warranty, equipment breakdown, directors and officers liability, difference in conditions, kidnap-ransom, export credit and political risk, and various types of errors and omissions coverages. Through AIG's risk management operation, the Company provides insurance and risk management programs to large corporate customers. In addition, through AIG's risk finance operation, the Company provides its customized structured products and through the Private Client Group the Company provides personal lines insurance to high-net-worth individuals.

     The Company is a member of the Chartis U.S. Inc. Commercial Pool (the Commercial Pool). The names, the National Association of Insurance Commissioners (NAIC) company codes and inter-company pooling percentages of the Commercial Pool participants are as follows:

                                                                                                        Pool
                                                                                           NAIC    Participation
Company                                                                                  Co Code     Percentage
-------                                                                                  -------   -------------
(1) National Union Fire Insurance Company of Pittsburgh, Pa. *                            19445         38%
(2) American Home Assurance Company (American Home)                                       19380         36%
(3) Commerce and Industry Insurance Company  (C&I)                                        19410         11%
(4) Chartis Property Casualty Company (Chartis PC) (formerly AIG Casualty Company)        19402          5%
(5) New Hampshire Insurance Company (New Hampshire)                                       23841          5%
(6) The Insurance Company of the State of Pennsylvania (ISOP)                             19429          5%
(7) Chartis Casualty Company (formerly American International South Insurance Company)    40258          0%
(8) Granite State Insurance Company                                                       23809          0%
(9) Illinois National Insurance Co.                                                       23817          0%

*    Lead Company

     The Company accepts business mainly from insurance brokers, enabling selection of specialized markets and retention of underwriting control. Any licensed insurance broker is able to submit business to the Company, but such broker has no authority to commit the Company to accept risk. In addition, the Company utilizes certain

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     managing general agents and third party administrators for policy issuance and administration, underwriting, and claims adjustment services.

     The Company has significant transactions with AIG and affiliates and participates in the Chartis U.S. Commercial Pool (formerly known as the National Union Commercial Pool). Refer to Note 5 for additional information.

B.   SUMMARY OF SIGNIFICANT STATUTORY BASIS ACCOUNTING POLICIES
     ----------------------------------------------------------

     PRESCRIBED OR PERMITTED STATUTORY ACCOUNTING PRACTICES:
     -------------------------------------------------------

     The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the Commonwealth of Pennsylvania (PA SAP).

     PA SAP recognizes only statutory accounting practices prescribed or permitted by the Commonwealth of Pennsylvania for determining and reporting the financial position and results of operations of an insurance company and for the purpose of determining its solvency under the Pennsylvania Insurance Law. The National Association of Insurance Commissioners Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the Commonwealth of Pennsylvania. The Commissioner of the Insurance Department of the Commonwealth of Pennsylvania (the Commissioner) has the right to permit other specific practices that deviate from prescribed practices.

     PA SAP has adopted certain accounting practices that differ from those found in NAIC SAP, specifically, the prescribed practice of allowing the discounting of workers' compensation known case loss reserves on a non-tabular basis (under NAIC SAP, non-tabular discounting reserves is not permitted).

     In 2007, the Commissioner permitted the Company to utilize audited financial statements prepared on a basis of accounting other than U.S. GAAP to value investments in limited partnerships and joint ventures; as of December 31, 2007, the aggregate value of limited partnerships and joint ventures to which this permitted practice applies is $71,600.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     A reconciliation of the Company's net income and capital and surplus between NAIC SAP and practices prescribed or permitted by PA SAP is shown below:

DECEMBER 31,                                              2009          2008            2007
---------------------------------------------------   -----------    -----------    -----------
Net income, PA SAP                                    $   840,984    $ 1,369,744    $ 1,284,907
State prescribed practices - (deduction):
   Non-tabular discounting                                (48,951)      (109,227)       (89,223)
                                                      -----------    -----------    -----------
NET INCOME, NAIC SAP                                  $   792,033    $ 1,260,517    $ 1,195,684
                                                      ===========    ===========    ===========
Statutory surplus, PA SAP                             $12,658,360    $11,825,423    $12,156,993
State prescribed or permitted practices - (charge):
   Non-tabular discounting                               (940,266)      (891,315)      (782,088)
   Credits for reinsurance                               (200,449)       (67,899)      (112,389)
   SSAP 48/SSAP 97                                             --             --        (71,600)
                                                      -----------    -----------    -----------
STATUTORY SURPLUS, NAIC SAP                           $11,517,645    $10,866,209    $11,190,916
                                                      ===========    ===========    ===========

     The use of the aforementioned prescribed and permitted practices has not adversely affected the Company's ability to comply with the NAIC's risk based capital and surplus requirements for the 2009, 2008 and 2007 reporting periods.

     STATUTORY ACCOUNTING PRACTICES AND GENERALLY ACCEPTED ACCOUNTING
     ----------------------------------------------------------------
     PRINCIPLES:
     -----------

     NAIC SAP is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (GAAP). NAIC SAP and PA SAP vary in certain respects from GAAP. A description of certain of these accounting differences is set forth below:

     Under GAAP:
     -----------

     a. Costs incidental to acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are deferred and amortized over the periods covered by the underlying policies or reinsurance agreements;

     b. Statutory basis reserves, such as non-admitted assets and unauthorized reinsurance, are restored to surplus;

     c. The equity in earnings of affiliates with ownership between 20.0% and 50.0% is included in net income, and investments in subsidiaries with greater than 50.0% ownership are consolidated;

     d.   Estimated undeclared dividends to policyholders are accrued;

     e. The reserves for losses and loss adjustment expenses (LAE) and unearned premium reserves are presented gross of ceded reinsurance by establishing a reinsurance asset;

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     f. Debt and equity securities deemed to be available-for-sale and trading securities are reported at fair value. The difference between cost and fair value of securities available-for-sale is reflected net of related deferred income tax, as a separate component of accumulated other comprehensive income in shareholder's equity. For trading securities, the difference between cost and fair value is included in income, while securities held to maturity are valued at amortized cost;

     g. Direct written premium contracts that do not have sufficient risk transfer are treated as deposit accounting liabilities;

     h. Insurance and reinsurance contracts recorded as retroactive retain insurance accounting treatment if they pass the risk transfer test. If risk transfer is not met, no insurance accounting treatment is permitted. All income is then recognized based upon either the interest or recovery method; and

     i. Deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. The provision for deferred income taxes is reported in the Statements of Income.

     j. Statutory accounting and GAAP are consistent for the accounting of structured settlement annuities where the reporting entity is the owner and payee, and where the claimant is the owner and payee and the reporting entity has been released from its obligation.

     GAAP distinguishes structured settlement annuities where the owner is the claimant and a legally enforceable release from the reporting entity's liability is obtained from those where the claimant is the owner and payee but the reporting entity has not been released from its obligation. GAAP requires the deferral of any gain resulting from the purchase of a structured settlement annuity where the claimant is the owner and payee yet the reporting entity has not been released from its obligation.

     Under NAIC SAP:
     ---------------

     a. Costs incidental to acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are immediately expensed;

     b. Statutory basis reserves, such as non-admitted assets and unauthorized reinsurance are charged directly to surplus;

     c. Subsidiaries are not consolidated. The equity in earnings of affiliates is included in unrealized appreciation/(depreciation) of investments, which is reported directly in surplus. Dividends are reported as investment income;

     d.   Declared dividends to policyholders are accrued;

     e. The reserve for losses and LAE and unearned premium reserves are presented net of ceded reinsurance;

     f. NAIC investment grade debt securities are reported at amortized cost, while NAIC non-investment grade debt securities (NAIC rated 3 to 6) are reported at lower of cost or market;

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     g. Direct written premium contracts are reported as insurance as long as policies are issued in accordance with insurance requirements;

     h. Insurance and reinsurance contracts deemed to be retroactive receive special accounting treatment. Gains or losses are recognized in the Statements of Income and Surplus is segregated by the ceding entity to the extent of gains realized; and

     i. Deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. Changes in deferred income taxes are charged directly to surplus and have no impact on statutory earnings. The admissibility of deferred tax assets is limited by statutory guidance; and

     j. For structured settlement annuities where the claimant is the payee, statutory accounting treats these settlements as completed transactions and considers the earnings process complete (thereby allowing for immediate gain recognition), regardless of whether or not the reporting entity is the owner of the annuity.

     The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

     SIGNIFICANT STATUTORY ACCOUNTING PRACTICES:
     -------------------------------------------

     A summary of the Company's significant statutory accounting practices are as follows:

     Use of Estimates: The preparation of financial statements in conformity
     ----------------
     with PA SAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, the Company evaluates all of its estimates and assumptions. PA SAP also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from management's estimates. The significant estimates were used for loss and LAE, certain reinsurance balances, admissibility of deferred taxes, allowance for doubtful accounts and the carrying value of certain investments.

     Invested Assets: The Company's invested assets are accounted for as
     ---------------
     follows:

     .    Cash and Short-term Investments: The Company considers all highly
          -------------------------------
          liquid debt securities with maturities of greater than three months but less than twelve months from the date of purchase to be short-term investments. Short-term investments are carried at amortized cost which approximates market value (as designated by the NAIC Securities Valuation Office). The Company maximizes its investment return by investing in a significant amount of cash in hand in short-term investments. Short-term investments are recorded separately from cash in the accompanying financial statements. The Company funds cash accounts daily using funds from short-term investments. Cash is in a negative position when outstanding checks exceed cash-in-hand in operating bank accounts. As described in Note 5, the Company is party to an inter-company reinsurance pooling agreement. As the Company is the lead participant in the pool, the Company makes disbursements on behalf of the pool which is also a cause for the Company's negative cash position.

     .    Bonds: Bonds with an NAIC designation of 1 and 2 are carried at
          -----
          amortized cost using the scientific method.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

          Bonds with an NAIC designation of 3 to 6 are carried at the lower of amortized cost or the market value. If a bond is determined to have an other-than-temporary impairment (OTTI) in value the cost basis is written-down to fair value as a new cost basis, with the corresponding charge to Net Realized Capital Gains/(Loss) as a realized loss.

          In periods subsequent to the recognition of an OTTI loss for bonds, the Company generally accretes the difference between the new cost basis and the cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of future estimated cash flows.

          Loan-backed and structured securities are carried at amortized cost and generally are more likely to be prepaid than other fixed maturities. As of December 31, 2009 and 2008, the market value of the Company's loan-backed and structured securities approximated $410,544 and $327,600, respectively. Loan-backed and structured securities include prepayment assumptions used at the purchase date and valuation changes caused by changes in estimated cash flow, and are valued using the retrospective method. Prepayment assumptions for loan-backed and structured securities were obtained from independent third party services or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

     .    Common and Preferred Stocks: Unaffiliated common stocks are carried
          ---------------------------
          principally at market value. Perpetual preferred stocks with an NAIC rating of P1 or P2 are carried at market value. Redeemable preferred stocks with an NAIC rating of RP1 or RP2 that are subject to a 100.0% mandatory sinking fund or paid-in-kind are carried at amortized cost. All below investment grade, NAIC 3 to 6 preferred stocks, are carried at the lower of amortized cost or market values.

          Investments in affiliates are recorded based on the underlying audited equity of the respective entity's financial statements. The reporting entity's share of undistributed earnings and losses of the affiliates are reported in the Unassigned Surplus as unrealized gains and losses.

     .    Other Invested Assets: Other invested assets include primarily
          ---------------------
          partnerships and joint ventures. Fair values are based on the net asset value of the respective entity's financial statements. Joint ventures and partnership investments are accounted for under the equity method, based on the most recent financial statements of the entity. Changes in carrying value are recorded as unrealized gains or losses. For investments in joint ventures and partnerships that are determined to have an OTTI in value, the costs are written-down to fair value as the new cost basis, with the corresponding charge to Net Realized Capital Gains/(Losses) as a realized loss.

     o    Net Investment Gains: Net investment gains consist of net investment
          --------------------
          income earned and realized gains or losses from the disposition or impairment of investments. Net investment income earned includes accrued interest, accrued dividends and distributions from partnerships and joint ventures. Investment income is recorded as earned. Realized gains or losses on the disposition of investments are determined on the basis of specific identification.

          Investment income due and accrued is assessed for collectability. The Company writes off investment income due and accrued when it is probable that the amount is uncollectible by recording a charge against investment income in the period such determination is made. Any amounts over 90 days past due which have not been written-off are non-admitted by the Company. As of December 31, 2009 and 2008, no investment income due and accrued was determined to be uncollectible or non-admitted.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     .    Unrealized Gains (Losses): Unrealized gains (losses) on all stocks,
          -------------------------
          bonds carried at market values, joint ventures, partnerships and foreign currency translation are credited or charged to Unassigned Surplus.

     Other Than Temporary Impairment:
     --------------------------------

     The Company regularly evaluates its investments for OTTI in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investment portfolio.

     The Company's policy for determining OTTI has been established in accordance with prescribed SAP guidance, including SSAP Nos. 43R, 99, and INT 06-07. For bonds, other than loan-backed and structured securities, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. For loan-backed and structured securities, when a credit-related OTTI is present, the amount of OTTI recognized as a realized loss is equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected.

     In general, a security is considered a candidate for OTTI if it meets any of the following criteria:

     . Trading at a significant (25 percent or more) discount to cost for an extended period of time (nine consecutive months or longer); or

     . The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation, (ii) the issuer seeking protection from creditors under the bankruptcy law as or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

     . The Company may not realize a full recovery on its investment, irrespective of the occurrence of one of the foregoing events.

     Common and preferred stock investments whose market value is less than its book value for a period greater than twelve months is considered a candidate for OTTI. Once a candidate for impairment has been identified, the investment must be analyzed to determine if any impairment would be considered other than temporary. Factors include:

          .    The Company may not realize a full recovery on its investment;

          .    Fundamental credit issues of the issuer;

          . An intent to sell the investment prior to the recovery of cost of the investment; or

          . Any other qualitative/quantitative factors that would indicate that an OTTI has occurred.

     Limited partnership investments whose market value is less than its book value for a period greater than twelve months is considered a candidate for OTTI. Once a candidate for impairment has been identified, the investment

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     must be analyzed to determine if any impairment would be considered other than temporary. Factors to consider include:

          . An order of liquidation or other fundamental credit issues with the partnership;

          . Evaluation of the cash flow activity between the Company and the partnership or fund during the year;

          . Evaluation of the current stage of the life cycle of the investment;

          . An intent to sell the investment prior to the recovery of cost of the investment; or

          . Any other qualitative/quantitative factors that would indicate that an OTTI has occurred.

     If the analysis indicates that an OTTI has taken place, the investment is written down to fair value, which would become the new cost basis. The amount of the write down is to be accounted for as a realized loss.

     As described in Note 2 - Accounting Changes, the Company adopted a change in its OTTI accounting principle pertaining to loan-backed and structured securities in the third quarter of 2009 when it adopted SSAP No. 43R (Revised) - Loan-backed and Structured Securities (SSAP 43R). Under SSAP 43R, credit-related OTTI for loan-backed and structured securities is based on projected discounted cash flows, whereas, credit-related OTTI for loan-backed and structured securities was previously based on projected undiscounted cash flows under SSAP 43.

     Revenue Recognition: Direct written premiums are primarily earned on a
     -------------------
     pro-rata basis over the terms of the policies to which they relate. For policies with exposure periods greater than thirteen months, premiums are earned in accordance with the methods prescribed in NAIC Statement of Statutory Accounting Principles SSAP No. 65, Property and Casualty Contracts (SSAP 65). Accordingly, unearned premiums represent the portion of premiums written which are applicable to the unexpired terms of policies in force. Ceded premiums are amortized into income over the contract period in proportion to the protection received.

     Premium estimates for retrospectively rated policies are recognized within the periods in which the related losses are incurred. In accordance with SSAP No. 66, Retrospectively Rated Contracts (SSAP 66), the Company estimates accrued retrospectively rated premium adjustments using the application of historical ratios of retrospectively rated premium development. The Company records accrued retrospectively rated premiums as an adjustment to earned premiums. The Company establishes non-admitted assets for 100% of amounts recoverable where any agent's balance or uncollected premiums have been classified as non-admitted, and thereafter for 10% of any amounts recoverable not offset by retrospective rated premiums or collateral. At December 31, 2009 and 2008, accrued premiums related to the Company's retrospectively rated contracts amounted to $1,589,026 and $1,643,235, respectively, net of non-admitted premium balances of $63,578 and $76,630, respectively.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     Net written premiums that were subject to retrospective rating features were as follows:

For the years ended December 31,                                      2009        2008        2007
-----------------------------------------------------------------   --------    --------    --------
   Net written premiums subject to retrospectively rated premiums   $555,691    $684,709    $856,074
   Percentage of total net written premiums                              9.2%       10.4%       11.0%

     Adjustments to premiums for changes in the level of exposure to insurance risk are generally determined based upon audits conducted after the policy expiration date. In accordance with SSAP No. 53, Property and Casualty Contracts - Premiums (SSAP 53), the Company records the audit premium estimates as an adjustment to written premium, and earns these premiums immediately. For premium estimates that result in a return of premium to the policyholder, the Company immediately reduces earned premiums. When the premium exceeds the amount of collateral held, a non-admitted asset (equivalent to 10.0% of this excess amount) is recorded.

     In accordance with SSAP 53, the Company reviews its ultimate losses with respect to its premium reserves. A premium deficiency liability is established if the premium reserves are not sufficient to cover the ultimate loss projection and associated acquisition expenses. Investment income is not considered in the calculation.

     For certain lines of business for which an insurance policy is issued on a claims-made basis, the Company offers to its insureds the option to purchase an extended reporting endorsement which permits the extended reporting of insured events after the termination of the claims-made contract. Extended reporting endorsements modify the discovery period of the underlying contract and can be for a defined period (e.g., six months, one year, five years) or an indefinite period. For defined reporting periods, premiums are earned over the term of the fixed period. For indefinite reporting periods, premiums are fully earned as written and loss and LAE liabilities associated with the unreported claims are recognized immediately.

     For warranty insurance, the Company will generally offer reimbursement coverage on service contracts issued by an authorized administrator and sold through a particular retail channel. Premiums are recognized over the life of the reimbursement policy in proportion to the expected loss emergence. The expected loss emergence can vary substantially by policy due to the characteristics of products sold by the retailer, the terms and conditions of service contracts sold as well as the duration of an original equipment manufacturer. The Company reviews all such factors to produce earnings curves which approximate the expected loss emergence for a particular contract in order to recognize the revenue earned.

     In accordance with SSAP No. 78, Multiple Peril Crop Insurance (SSAP 78), the Company elected to compute the unearned premium reserve associated with the Multiple Peril Crop Insurance program on a daily pro rata method as the Company did not believe it could demonstrate that the period of risk differs significantly from the contract period. The Company reduced its loss expenses for expense payments associated with catastrophe coverage by $168 and $231 in 2009 and 2008, respectively. The Company reduced its other underwriting expenses for expense payments associated with buy-up coverage by $23,194 and $422 in 2009 and 2008, respectively.

     Reinsurance: Ceded premiums, commissions, expense reimbursements and
     -----------
     reserves related to ceded business are accounted for on a basis consistent with that used in accounting for the original contracts issued and the terms of the reinsurance contract. Ceded premiums are reported as a reduction of premium earned. Amounts applicable to

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     ceded reinsurance for unearned premium reserves, and reserves for losses and LAE have been reported as a reduction of these items, and expense allowances received in connection with ceded reinsurance are accounted for as a reduction of the related acquisition cost.

     Retroactive Reinsurance: Retroactive reinsurance reserves are reported
     -----------------------
     separately in the balance sheet. Gains or losses are recognized in the Statements of Income as part of Other Income. Surplus gains are reported as segregated unassigned surplus until the actual retroactive reinsurance recovered exceeds the consideration paid.

     Deposit Accounting: Assumed and ceded reinsurance contracts which based on
     ------------------
     internal analysis, do not transfer a sufficient amount of insurance risk are recorded as deposit accounting transactions. In accordance with SSAP 62, and SSAP No. 75, Reinsurance Deposit Accounting, An Amendment to SSAP No. 62, Property and Casualty Reinsurance, the Company records the net consideration paid or received as a deposit asset or liability, respectively. The deposit asset is reported as admitted if i) the assuming company is licensed, accredited or qualified by PA SAP; or ii) the collateral (i.e: funds withheld, letters of credit or trusts) provided by the reinsurer meet all the requirements of PA SAP. The deposit asset or liability is adjusted by calculating the effective yield on the deposit to reflect the actual payments made or received to date and the expected future payments with a corresponding credit or charge to other gain in the Statements of Income.

     High Deductible Policies: In accordance with SSAP 65, Company establishes
     ------------------------
     loss reserves for high deductible policies net of deductibles (or reserve credits). As of December 31, 2009 and 2008, the amount of reserve credits recorded for high deductibles on unpaid claims amounted to $3,809,019 and $3,813,813, respectively.

     The Company establishes a non-admitted asset for 10% of paid loss recoverables, on high deductible policies, in excess of collateral held on an individual insured basis, or for 100% of paid loss recoverables where no collateral is held. As of December 31, 2009 and 2008, the amount billed and recoverable on paid claims was $47,081 and $67,546, respectively, of which $34,077 and $43,168, respectively, where non-admitted. Additionally, the Company establishes an allowance for doubtful accounts for such paid loss recoverables in excess of collateral and after non-admitted assets, and does not recognize reserve credits where paid loss credits are deemed by the Company to be uncollectible.

     Foreign Property Casualty Business: As agreed with the Company's
     ----------------------------------
     domiciliary state, the Company accounts for its participation in the business of the Association by (a) recording its net (after pooling) participation of such business as direct writings in its statutory financial statements; (b) recording in the statements of income its participation in the results of underwriting and investment income; and,
     (c) recording in the statements of admitted assets and liabilities, capital and surplus, its participation in the significant insurance and reinsurance balances; its net participation in all other assets (such as the invested assets) and liabilities has been recorded in Equities in Underwriting Pools and Associations.

     Commissions and Underwriting Expenses: Commissions, premium taxes, and
     -------------------------------------
     certain underwriting expenses related to premiums written are charged to income at the time the premiums are written and are included in Other Underwriting Expenses Incurred. In accordance with SSAP 62, the Company records a liability, equal to the difference between the acquisition cost and the reinsurance commissions received, on those instances where ceding commissions paid exceed the acquisition cost of the business ceded. The liability is amortized pro rata over the effective period of the reinsurance agreement in proportion to the amount of coverage provided under the reinsurance contract.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     Reserves for Losses and LAE: The reserves for losses and LAE, including
     ---------------------------
     IBNR losses, are determined on the basis of actuarial specialists' evaluations and other estimates, including historical loss experience. The methods of making such estimates and for establishing the resulting reserves are continually reviewed and updated as needed, and any resulting adjustments are recorded in the current period. Accordingly, losses and LAE are charged to income as incurred. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

     The Company discounts its loss reserves on workers' compensation claims.

     The calculation of the Company's tabular discount is based upon the 1979-81 Decennial Mortality Table, and applying a 3.5% interest rate. Loss reserves and LAE reserves (net of reinsurance) subject to the tabular discounting were $5,472,009 and $5,123,777, as of December 31, 2009 and 2008,
     respectively. As of December 31, 2009 and 2008, the Company's tabular discount amounted to $254,318 and $278,546, respectively, all of which were applied against the Company's case reserves.

     As prescribed by the Pennsylvania Insurance statutes, the calculation of the Company's non-tabular discount is determined as follows:

     . For accident years 2001 and prior - based upon the industry payout pattern and a 6.0% interest rate.

     . For accident years 2002 and subsequent - At December 31, 2009, with the approval of the Commissioner, the Company discounted its workers compensation loss reserves for accident years 2002 and subsequent at a rate of approximately 4.25%, which is slightly less than what is commensurate with the yield on its municipal bond portfolio with maturities consistent with the expected payout pattern. At December 31, 2008, the Company discounted its workers compensation loss reserves for accident years 2002 and subsequent using a rate commensurate with the yield on U.S. Treasury securities with maturities consistent with the expected payout pattern.

     As of December 31, 2009 and 2008, the reserves for losses (net of reinsurance) subject to non-tabular discounting were $5,472,009 and $5,123,777, respectively. As of December 31, 2009, the Company's non-tabular discount amounted to $940,266, of which $440,159 and $500,107 were applied to case reserves and IBNR, respectively. As of December 31, 2008, the Company's non-tabular discount amounted to $891,315, of which $345,981 and $545,334 were applied to case reserves and IBNR, respectively.

     Foreign Exchange: Assets and liabilities denominated in foreign currencies
     ----------------
     are translated at the rate of exchange in effect at the close of the reporting period. Revenues, expenses, gains, losses and surplus adjustments are translated using weighted average exchange rates. Unrealized gains and losses from translating balances from foreign currency into United States currency are recorded as adjustments to surplus. Realized gains and losses resulting from foreign currency transactions are included in income in Other Income.

     Statutory Basis Reserves: Certain required statutory basis reserves,
     ------------------------
     principally the provision for reinsurance, are charged to surplus and reflected as a liability of the Company.

     Policyholders' Dividends:  Dividends to policyholders are charged to
     ------------------------
     income as declared.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

Capital and Surplus: Common capital stock and capital in excess of par value
-------------------
represent amounts received by the Company in exchange for shares issued. The common capital stock represents the number of shares issued multiplied by par value per share. Capital in excess of par value represents the value received by the Company in excess of the par value per share and subsequent capital contributions in cash or in kind from its shareholder.

Non-Admitted Assets: Certain assets, principally electronic data processing
-------------------
(EDP) equipment, software, leasehold improvements, certain overdue agents' balances, accrued retrospective premiums, certain deposit accounting assets that do not meet all of the Commonwealth of Pennsylvania's requirements for admissibility, prepaid expenses, certain deferred taxes that exceed statutory guidance and unsupported current taxes are designated as non-admitted assets and are directly charged to Unassigned Surplus. EDP equipment primarily consists of non-operating software and is depreciated over its useful life, generally not exceeding 5 years. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the leasehold improvement. In connection therewith, for the years ended December 31, 2009 and 2008, depreciation and amortization expense amounted to $24,277 and $26,663, respectively, and accumulated depreciation as of December 31, 2009 and 2008 amounted to $129,629 and $149,204, respectively.

Reclassifications: Certain balances contained in the 2008 and 2007 financial
-----------------
statements have been reclassified to conform with the current year's presentation.

NOTE 2 - ACCOUNTING ADJUSTMENTS TO STATUTORY BASIS FINANCIAL STATEMENTS
-----------------------------------------------------------------------

A.   CHANGE IN ACCOUNTING PRINCIPLES:
     --------------------------------

SSAP 43R
--------

In the third quarter of 2009, the Company adopted SSAP 43R. Pursuant to SSAP 43R, if the fair value of a loan-backed or structured security is less than its amortized cost basis at the balance sheet date, an entity shall assess whether the impairment is other-than temporary. When an impairment is present, SSAP 43R requires the recognition of credit-related OTTI for loan-backed and structured securities when the projected discounted cash flows for a particular security are less than the security's amortized cost. When a credit-related OTTI is present, the amount of OTTI recognized as a realized loss shall be equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected. Under the prescribed OTTI guidance for loan-backed and structured securities in the SSAP 43 that was in effect prior to the third quarter of 2009, OTTI was recognized when the amortized cost basis of a security exceeded undiscounted cash flows and such securities were written down to the amount of the undiscounted cash flows.

SSAP 43R required application to existing and new investments held by a reporting entity on or after September 30, 2009. The guidance in SSAP 43R that was effective in the third quarter of 2009 required the identification of all the loan-backed and structured securities for which an OTTI had been previously recognized and may result in OTTI being recognized on certain securities that previously were not considered impaired under SSAP43. For this population of securities, if a reporting entity did not intend to sell the security, and had the intent and ability to retain the investment in the security for a period of time sufficient to recover the amortized cost basis, the reporting entity should have recognized the cumulative effect of initially applying SSAP 43R as an adjustment to the opening balance of unassigned funds with a corresponding adjustment to applicable financial statement elements.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

As a result of the adoption of SSAP 43R, the Company recognized the following cumulative effect adjustment (CEA) in its 2009 Annual Statement, net of the related tax effect:

                                                                                             Direct (Charge)
                                                                                             or Credit to
                                                                                           Unassigned Surplus
                                                                                           ------------------
Gross cumulative effect adjustment (CEA) - Net increase in the amortized cost of
   loan-backed and structured securities at adoption                                           $(140,595)
Deferred tax on gross CEA                                                                         49,208
                                                                                               ---------
Net cumulative effect of change in Accounting Principle included in Statements of income       $ (91,387)
                                                                                               =========

SSAP 10R
--------

The Company accounted its income taxes in accordance with SSAP 10, Income Taxes. On December 7, 2009, the NAIC voted to approve SSAP No. 10R, Income Taxes - Revised, A Temporary Replacement of SSAP No. 10 (SSAP 10R). The new standard is effective December 31, 2009 for 2009 and 2010 interim and annual periods. The Company adopted SSAP 10R to account for its income taxes in its 2009 annual filing. Income tax expense and deferred tax are recorded, and deferred tax assets are admitted in accordance with SSAP 10R. In addition to the admissibility test on deferred tax assets, SSAP 10R requires assessing the need for a valuation allowance on deferred tax assets. In accordance with the additional requirements, the Company assesses its ability to realize deferred tax assets primarily based on the earnings history, the future earnings potential, the reversal of taxable temporary differences, and the tax planning strategies available to the Company when recognizing deferred tax assets.

In its 2009 annual filing, the Company admitted additional deferred tax assets of $242,874 as a result of the adoption of SSAP 10R. See Note 9 herein for further discussion.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

B.   OTHER ADJUSTMENTS TO SURPLUS:
     -----------------------------

The Company has dedicated significant effort to the resolution of ongoing weaknesses in internal controls. As a result of these remediation efforts, management concluded that adjustments should be made to the assets, liabilities, and surplus to policyholders Capital and Surplus as reported in the Company's 2008, 2007 and 2006 annual statutory basis financial statements. While these adjustments were noteworthy, after evaluating the quantitative and qualitative aspects of these corrections, the Company concluded that its prior period financial statements were not materially misstated and, therefore, no restatement was required. These adjustments resulted in an after tax statutory (charges) credits that in accordance with SSAP No. 3 Accounting Changes and Correction of Errors, have been reported as an adjustment to unassigned surplus as of January 1, 2009, 2008 and 2007. The impact of these adjustments on policyholder surplus as of January 1, 2009, 2008 and 2007 is as follows:


                                                                   POLICYHOLDERS  TOTAL ADMITTED
                                                                      SURPLUS         ASSETS      TOTAL LIABILITIES
                                                                   -------------  --------------  -----------------
BALANCE AT DECEMBER 31, 2008                                        $11,825,423     $33,560,936      $21,735,513
Adjustments to beginning Capital and Surplus:
   Asset realization                                                    (94,074)        (94,074)              --
   Liability correction                                                 (52,996)             --           52,996
   Federal income taxes, net of capital contributions of $83,361         20,762          20,762               --
                                                                    -----------     -----------      -----------
      TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS               (126,308)        (73,312)          52,996
                                                                    -----------     -----------      -----------
BALANCE AT JANUARY 1, 2009, AS ADJUSTED                             $11,699,115     $33,487,624      $21,788,509
                                                                    ===========     ===========      ===========

An explanation for each of the adjustments for prior period corrections is described below:

The decrease in admitted assets is primarily the result of: (a) adjustments reported by the Association as of December 31, 2009 (carrying value of affiliates, foreign exchange, and reinsurance balances); (b) the reversal of a duplicate reinsurance payable balance (which had been netted against reinsurance recoverables); and (c) decreases to the carrying values of certain affiliates.

The increase in liabilities is primarily the result of: (a) adjustments to historical carried case and unearned premium reserves; (b) an adjustment to the revenue recognition policy for a specific insurance contract, resulting in the re-establishment of unearned premium reserves; (c) the accrual of an unrecorded liability for claim handling expenses; and (d) several remediation-related reinsurance accounting adjustments (such as: reconciliation adjustments, and insolvency/commutation write-offs).

The decrease in federal income taxes is primarily the result of: (a) non-admitted prior year income tax receivables that were not settled at year end; (b) adjustment to tax discounting on loss reserves for workers' compensation; (c) deferred tax asset reconciliation to book unrealized gains and unrealized foreign exchange gains, offset by corresponding changes in nonadmitted tax assets; (d) removal of duplicated tax deduction for affiliate dividends; and (e) tax deduction for nontaxable book gain.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

                                                                 POLICYHOLDERS   TOTAL ADMITTED
                                                                    SURPLUS          ASSETS       TOTAL LIABILITIES
                                                                 -------------   --------------   -----------------
BALANCE AT DECEMBER 31, 2007                                      $12,156,993      $34,600,821       $22,443,828
Adjustments to beginning Capital and Surplus:
   Asset realization, net of taxes                                     (9,665)          (9,665)               --
   Federal income taxes, net of capital adjustments of $61,900             --               --                --
                                                                  -----------      -----------       -----------
      TOTAL ADJUSTMENT TO BEGINNING CAPITAL AND SURPLUS                (9,665)          (9,665)               --
                                                                  -----------      -----------       -----------
BALANCE AT JANUARY 1, 2008, AS ADJUSTED                           $12,147,328      $34,591,156       $22,443,828
                                                                  ===========      ===========       ===========

An explanation for each of the adjustments for prior period corrections is described below:

Asset realization: The Company identified that a commuted retroactive ceded
-----------------
reinsurance reserve asset should have been written-off in a prior year.

Federal income taxes (current and deferred): The change in federal income taxes
-------------------------------------------
is primarily related to (i) the appropriate characterization as a settlement of an intercompany balance impacting unassigned surplus rather than a capital contribution with no impact to total capital and surplus; (ii) an increase in provisions for potential tax exposures; and (iii) corrections to the deferred income tax inventory and the current tax receivable.

                                                                 POLICYHOLDERS   TOTAL ADMITTED
                                                                    SURPLUS          ASSETS       TOTAL LIABILITIES
                                                                 -------------   --------------   -----------------
BALANCE AT DECEMBER 31, 2006                                      $10,420,212      $31,626,970       $21,206,758
Adjustment to beginning Capital and Surplus:
   Federal income taxes                                               (87,263)         (87,263)               --
                                                                  -----------      -----------       -----------
      TOTAL ADJUSTMENT TO BEGINNING CAPITAL AND SURPLUS               (87,263)         (87,263)               --
                                                                  -----------      -----------       -----------
BALANCE AT JANUARY 1, 2007, AS ADJUSTED                           $10,332,949      $31,539,707       $21,206,758
                                                                  ===========      ===========       ===========

An explanation for each of the adjustment for prior period corrections is described below:

Federal income taxes (current and deferred): The change in federal income taxes
-------------------------------------------
is primarily related to an increase in provisions for potential tax exposures, and corrections to the deferred income tax inventory and the current tax receivable.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

NOTE 3 - INVESTMENTS
--------------------

STATUTORY FAIR VALUE OF FINANCIAL INSTRUMENTS:
----------------------------------------------

The following table presents the carrying amount and statutory fair values of the Company's financial instruments as of December 31, 2009 and 2008:

                                                                2009                        2008
                                                     -------------------------   -------------------------
                                                       CARRYING     STATUTORY      CARRYING     STATUTORY
                                                        AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                                     -----------   -----------   -----------   -----------
Assets:
   Bonds                                             $12,579,023   $12,919,764   $12,882,016   $12,050,220
   Common stocks                                       6,984,703     6,987,393     8,904,447     8,907,414
   Preferred stocks                                          868         1,468     2,022,748     2,022,850
   Other invested assets                               2,982,542     2,982,542     2,745,371     2,745,371
   Cash and short-term investments                     1,896,392     1,896,392       939,308       939,308
   Receivable for securities                                 479           479         6,702         6,702
   Equities and deposits in pool & associations          613,296       613,296       718,937       718,937
Liabilities:
   Collateral deposit liability                          445,678       445,678       575,926       575,926

The methods and assumptions used in estimating the statutory fair values of financial instruments are as follows:

     . The fair values of bonds, unaffiliated common stocks and preferred stocks are based on fair values that reflect the price at which a security would sell in an arms length transaction between a willing buyer and seller. As such, sources of valuation include third party pricing sources, stock exchange, broker or custodian or SVO.

     . The statutory fair values of affiliated common stock are based on the underlying equity of the respective entity's financial statements.

     . Other invested assets include primarily partnerships and joint ventures. Fair values are based on the net asset value of the respective entity's financial statements.

     . The carrying value of all other financial instruments approximates fair value.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The amortized cost and market values of the Company's bond investments as of December 31, 2009 and 2008 are outlined in the table below:

                                                                                   GROSS         GROSS
                                                                    AMORTIZED    UNREALIZED   UNREALIZED      MARKET
                                                                       COST        GAINS        LOSSES        VALUE
                                                                   -----------    --------    ----------   -----------
AS OF DECEMBER 31, 2009:
   U.S. governments                                                $    26,289    $    876    $        7      $ 27,158
   All other governments                                               468,736      16,256           165       484,827
   States, territories and possessions                               1,666,746     100,263         3,929     1,763,080
   Political subdivisions of states, territories and possessions     2,307,984     141,123        13,821     2,435,286
   Special revenue and special assessment obligations and all        5,434,251     201,740        33,792     5,602,199
      non-guaranteed obligations of agencies and authorities
      and their political subdivisions
   Industrial and miscellaneous                                      2,675,017     113,766       181,569     2,607,214
                                                                   -----------    --------    ----------   -----------
      TOTAL BONDS, AS OF DECEMBER 31, 2009                         $12,579,023    $574,024    $  233,283   $12,919,764
                                                                   ===========    ========    ==========   ===========
AS OF DECEMBER 31, 2008:
   U.S. governments                                                $    14,397    $  2,196    $       --      $ 16,593
   All other governments                                               500,791      21,243            79       521,955
   States, territories and possessions                               1,997,332      53,446        38,850     2,011,928
   Political subdivisions of states, territories and possessions     2,796,359      87,205        86,640     2,796,924
   Special revenue and special assessment obligations and all        6,555,283      81,711       395,993     6,241,001
      non-guaranteed obligations of agencies and authorities
      and their political subdivisions
   Public utilities                                                     57,854       5,328            --        63,182
   Industrial and miscellaneous                                        960,000       1,423       562,786       398,637
                                                                   -----------    --------    ----------   -----------
      TOTAL BONDS, AS OF DECEMBER 31, 2008                         $12,882,016    $252,552    $1,084,348   $12,050,220
                                                                   ===========    ========    ==========   ===========

The amortized cost and market values of bonds at December 31, 2009, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                          AMORTIZED
                                             COST      MARKET VALUE
                                         -----------   ------------
Due in one year or less                  $    18,870   $     19,220
Due after one year through five years        865,071        910,458
Due after five years through ten years     2,098,423      2,205,796
Due after ten years                        9,006,655      9,373,746
Structured securities                        590,004        410,544
                                         -----------    -----------
   Total bonds                           $12,579,023    $12,919,764
                                         ===========    ===========

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

Proceeds from sales and gross realized gain and gross realized losses were as follows:

FOR THE YEARS ENDED DECEMBER 31,             2009                      2008                      2007
--------------------------------   -----------------------   -----------------------   -----------------------
                                                  EQUITY                    EQUITY                    EQUITY
                                      BONDS     SECURITIES      BONDS     SECURITIES      BONDS     SECURITIES
                                   ----------   ----------   ----------   ----------   ----------   ----------
Proceeds from sales                $2,429,677   $3,160,576   $2,895,171   $1,369,718   $4,680,678    $245,854
Gross realized gains                   40,059    1,945,047       26,312      274,555        1,071      33,315
Gross realized losses                  51,351      283,808       58,949       48,111       40,525       9,273

The cost or amortized cost and market values of the Company's common and preferred stocks, as of December 31, 2009 and 2008, are set forth in the table below:

                                                  DECEMBER 31, 2009
                    -----------------------------------------------------------------------------
                      COST OR       GROSS       GROSS
                     AMORTIZED   UNREALIZED   UNREALIZED     MARKET     NON-ADMITTED    CARRYING
                       COST         GAINS       LOSSES        VALUE         ASSET        VALUE
                    ----------   ----------   ----------   ----------   ------------   ----------
Common stocks:
--------------
   Affiliated       $1,911,719   $5,005,334     $67,969    $6,849,084      $   --      $6,849,084
   Non-affiliated      135,520        6,638       3,849       138,309       2,690         135,619
                    ----------   ----------     -------    ----------      ------      ----------
      TOTAL         $2,047,239   $5,011,972     $71,818    $6,987,393      $2,690      $6,984,703
                    ==========   ==========     =======    ==========      ======      ==========
Preferred stocks:
-----------------
   Non-affiliated   $      939   $      600     $    72    $    1,468      $   --      $      868
                    ----------   ----------     -------    ----------      ------      ----------
      TOTAL         $      939   $      600     $    72    $    1,468      $   --      $      868
                    ==========   ==========     =======    ==========      ======      ==========

                                                  DECEMBER 31, 2008
                    -----------------------------------------------------------------------------
                      COST OR      GROSS        GROSS
                     AMORTIZED   UNREALIZED   UNREALIZED     MARKET     NON-ADMITTED     CARRYING
                       COST        GAINS        LOSSES       VALUE          ASSET         VALUE
                    ----------   ----------   ----------   ----------   ------------   ----------
Common stocks:
--------------
   Affiliated       $3,087,473   $5,870,599    $295,440    $8,662,632       $   --     $8,662,632
   Non-affiliated      223,540       32,117      10,875       244,782        2,967        241,815
                    ----------   ----------    --------    ----------       ------     ----------
      TOTAL         $3,311,013   $5,902,716    $306,315    $8,907,414       $2,967     $8,904,447
                    ==========   ==========    ========    ==========       ======     ==========
Preferred stocks:
-----------------
   Affiliated       $2,000,000   $       --    $     --    $2,000,000       $   --     $2,000,000
   Non-affiliated       27,448          102       4,700        22,850           --         22,748
                    ----------   ----------    --------    ----------       ------     ----------
      TOTAL         $2,027,448   $      102    $  4,700    $2,022,850       $   --     $2,022,748
                    ==========   ==========    ========    ==========       ======     ==========

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The fair market value together with the aging of the gross pre-tax unrealized losses with respect to the Company's bonds and stocks as of December 31, 2009 and 2008 is set forth in the table below:


                                            12 MONTHS OR LESS      GREATER THAN 12 MONTHS           TOTAL
                                         -----------------------   ----------------------   -----------------------
                                            FAIR      UNREALIZED      FAIR     UNREALIZED      FAIR      UNREALIZED
DESCRIPTION OF SECURITIES                   VALUE       LOSSES        VALUE      LOSSES        VALUE       LOSSES
-------------------------                ----------   ----------    --------   ----------   ----------   ----------
As of December 31, 2009:
------------------------
   U. S. governments                     $   12,137    $      7     $     --    $     --    $   12,137    $      7
   All other governments                     38,779         165           --          --        38,779         165
   States, territories and possessions      111,175       1,609       34,974       2,320       146,149       3,929
   Political subdivisions of states,        181,277       4,060       38,357       9,761       219,634      13,821
      territories and possessions
   Special revenue                          517,527       5,929      418,037      27,863       935,564      33,792
   Industrial and miscellaneous             350,894     177,100       12,078       4,469       362,972     181,569
                                         ----------    --------     --------    --------    ----------    --------
   TOTAL BONDS                            1,211,789     188,870      503,446      44,413     1,715,235     233,283
                                         ----------    --------     --------    --------    ----------    --------
   Affiliated                                     0          --       65,380      67,969        65,380      67,969
   Non-affiliated                             8,150         577        7,088       3,272        15,238       3,849
                                         ----------    --------     --------    --------    ----------    --------
   Total common stocks                        8,150         577       72,468      71,241        80,618      71,818
                                         ----------    --------     --------    --------    ----------    --------
   Preferred stock                                1          72           --          --             1          72
                                         ----------    --------     --------    --------    ----------    --------
   TOTAL STOCKS                               8,151         649       72,468      71,241        80,619      71,890
                                         ----------    --------     --------    --------    ----------    --------
   TOTAL BONDS AND STOCKS                $1,219,940    $189,519      575,914    $115,653    $1,795,854    $305,173
                                         ==========    ========     ========    ========    ==========    ========

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

                                            12 MONTHS OR LESS      GREATER THAN 12 MONTHS           TOTAL
                                         -----------------------   ----------------------   -----------------------
                                            FAIR      UNREALIZED      FAIR     UNREALIZED      FAIR      UNREALIZED
DESCRIPTION OF SECURITIES                   VALUE       LOSSES        VALUE      LOSSES        VALUE       LOSSES
-------------------------                ----------   ----------    --------   ----------   ----------   ----------
As of December 31, 2008:
------------------------
   All other governments                 $  115,861    $     79     $       --  $     --    $  115,861   $       79
   States, territories and possessions      696,184      32,589         77,150     6,261       773,334       38,850
   Political subdivisions of states,      1,054,553      58,867        225,237    27,773     1,279,790       86,640
      territories and possessions
   Special revenue                        3,446,206     223,839        814,612   172,154     4,260,818      395,993
   Industrial and miscellaneous              69,890      90,877        189,598   471,909       259,488      562,786
                                         ----------    --------     ----------  --------    ----------   ----------
   TOTAL BONDS                            5,382,694     406,251      1,306,597   678,097     6,689,291    1,084,348
                                         ----------    --------     ----------  --------    ----------   ----------
   Affiliated                                28,297      12,703        314,955   282,737       343,252      295,440
   Non-affiliated                            54,696      10,813            543        62        55,239       10,875
                                         ----------    --------     ----------  --------    ----------   ----------
   Total common stocks                       82,993      23,516        315,498   282,799       398,491      306,315
                                         ----------    --------     ----------  --------    ----------   ----------
   Preferred stock                           20,351       4,700             --        --        20,351        4,700
                                         ----------    --------     ----------  --------    ----------   ----------
   TOTAL STOCKS                             103,344      28,216        315,498   282,799       418,842      311,015
                                         ----------    --------     ----------  --------    ----------   ----------
   TOTAL BONDS AND STOCKS                $5,486,038    $434,467     $1,622,095  $960,896    $7,108,133   $1,395,363
                                         ==========    ========     ==========  ========    ==========   ==========

As of December 31, 2009, the Company does not intend to sell these securities.

The Company reported write-downs on its bond investments due to OTTI in fair value of $220,241, $2,409 and $5,664 in 2009, 2008 and 2007, respectively, and reported write-downs on its common and preferred stock investments due to OTTI in fair value of $17,661, $32,165 and $10,659 during 2009, 2008 and 2007, respectively.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

During 2009, 2008 and 2007, the Company reported the following write-downs on its joint ventures and partnership investments due to OTTI in fair value:

FOR THE YEARS ENDED DECEMBER 31,                            2009       2008      2007
-------------------------------------------------------   --------   -------   -------
AIG French  Prop FD (Eur)                                 $  3,925   $    --   $    --
Apollo IV LP                                                 1,546        --        --
AQR Global Asset Allocation Institutional Fund III L.P.         --     2,172        --
Blackstone Distressed Securities Fund L.P.                  20,622        --        --
Blackstone Firestone                                        66,300        --        --
Blackstone III                                               2,664        --        --
Blackstone Kalix Fund L.P.                                   7,876        --        --
Blackstone Real Estate Partners III, L.P.                    2,506        --        --
Brep III L.P.                                                   --     7,582        --
Capvest Equity Partners, L.P.                               25,070        --        --
Century Park Capital Partners II, L.P.                       1,749        --        --
Cisa NPL                                                    10,408        --        --
Copper River Partners, L.P. (fka: Rocker Partners)           8,652        --        --
DLJ Merchant Banking Partners                                   --        --     3,454
Exponent Private Equity Partners, LP                            --        --     1,990
Fenway Fund II                                                  --     1,610        --
Fenway Partners                                                 --     1,049        --
Greenwich Street Capital Partners, L.P.                      1,537        --        --
Greystone Capital Partners I, L.P.                           2,517        --        --
KKR Europeam Fund II, LP                                    23,442        --        --
Marlwood                                                        --     3,000        --
Matlin Patterson Global Opportunities Partners                  --     3,361        --
Midocean Partners III                                        2,185        --        --
North Castle II                                                 --        --     4,162
Peake Joint Venture                                             --        --     2,773
Thayer Equity III                                               --     1,381        --
The Second Cinven Fund                                       1,352        --        --
Warburg Equity LP                                               --        --     1,656
Warburg Pincus Equity Partners                                  --     2,547        --
21st Century LP                                                 --        --     1,030
Items less than $1.0 million                                 9,665     5,616     5,616
                                                          --------   -------   -------
   TOTAL                                                  $192,016   $28,318   $20,681
                                                          ========   =======   =======

Securities carried at an amortized cost of $3,327,013 and $2,482,149 were deposited with regulatory authorities as required by law as of December 31, 2009 and 2008, respectively.

During 2009, 2008 and 2007, included in Net Investment Income Earned were investment expenses of $9,235, $7,027 and $8,689, respectively, and interest expense of $9,292, $27,193 and $116,601, respectively.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

In September 2006, the FASB issued an accounting standard that defined fair value, established a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but did not change existing guidance about whether an asset or liability is carried at fair value. The Company adopted the standard on January 1, 2008. The Company measures at fair value on a recurring basis certain bonds (specifically, bonds with NAIC ratings of 3 or lower where market is less than amortized cost), common and preferred stocks.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset or liability being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

Fair Value Hierarchy

The standard defines three "levels" based on observability of inputs available in the marketplace used to measure the fair values. Such levels are:

     . Level 1: Fair value measurements that are quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities.

     . Level 2: Fair value measurements, based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable at commonly quoted intervals.

     . Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability.

Bonds, Common Stocks, Preferred Stocks

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company uses market values for common stocks, preferred stocks and bonds with NAIC ratings of 3 or below where market value is less than amortized cost. When market values are not available, market values are obtained from third party pricing sources.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The following table presents information about financial instruments carried at fair value on a recurring basis and indicates the level of the fair value measurement on the levels of the inputs used:

                         DECEMBER 31, 2009
                   ----------------------------
                   Level 1   Level 2    Level 3     Total
                   -------   -------   --------   --------
Bonds              $    --     $819    $ 91,515   $ 92,334
Common stocks       60,809       --      77,500    138,309
Preferred stocks        --        1          --          1
                   -------     ----    --------   --------
Total              $60,809     $820    $169,015   $230,644
                   =======     ====    ========   ========

                          DECEMBER 31, 2008
                   ------------------------------
                   Level 1   Level 2     Level 3       Total
                   -------   -------   ----------   ----------
Bonds              $    --   $ 1,557   $  120,230   $  121,787
Common stocks       88,130    39,618      114,067      241,815
Preferred stocks        --    21,221    2,000,661    2,021,882
                   -------   -------   ----------   ----------
Total              $88,130   $62,396   $2,234,958   $2,385,484
                   =======   =======   ==========   ==========

The following table presents changes during 2009 and 2008 in Level 3 financial instruments measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in income during 2009 and 2008 related to the Level 3 financial instruments that remained in the balance sheet at December 31, 2009 and 2008:

                                            Net Realized and
                                        Unrealized Gains (Losses)     Unrealized
                                       Included in Net Investment   Gains (Losses)   Purchases, Sales,                   Balance at
                   Balance Beginning       Income and Realized        Included in        Issuances,      Transfers In   December 31,
                        of Year          Capital Gains (Losses)         Surplus      Settlements, Net        (Out)          2009
                   -----------------   --------------------------   --------------   -----------------   ------------   ------------
Bonds                  $  120,230               $(174,462)              $76,770         $       779        $ 68,198        $ 91,515
Common stocks             114,067                      --                (4,131)                 --         (32,436)         77,500
Preferred stocks        2,000,661                    (589)                   --          (2,000,971)            899              --
                       ----------               ---------               -------         -----------        --------        --------
Total                  $2,234,958               $(175,051)              $72,639         $(2,000,192)       $ 36,661        $169,015
                       ==========               =========               =======         ===========        ========        ========

                                            Net Realized and
                                        Unrealized Gains (Losses)     Unrealized
                                       Included in Net Investment   Gains (Losses)   Purchases, Sales,                   Balance at
                   Balance Beginning       Income and Realized        Included in        Issuances,      Transfers In   December 31,
                        of Year          Capital Gains (Losses)         Surplus      Settlements, Net        (Out)          2008
                   -----------------   --------------------------   --------------   -----------------   ------------   ------------
Bonds                  $  116,959                $  344                $(66,583)         $(12,993)         $ 82,503      $  120,230
Common stocks              74,796                    --                     (44)               --            39,315         114,067
Preferred stocks        2,011,218                 5,798                      --           (16,045)             (310)      2,000,661
                       ----------                ------                --------          --------          --------      ----------
Total                  $2,202,974                $6,142                $(66,627)         $(29,038)         $121,508      $2,234,958
                       ==========                ======                ========          ========          ========      ==========

Other invested assets

The Company initially estimates the fair value of investments in joint ventures and limited partnerships (predominately private limited partnerships and certain hedge funds) by reference to transaction price. Subsequently, the Company obtains the fair value of these investments generally from net asset value information provided by the general partner or

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

manager of the investments, the financial statements of which are audited annually. The Company considers observable market data and performs diligence procedures in validating the appropriateness of using the net asset value as a fair value measurement.

The Company also measures the fair value of certain assets such as joint ventures and limited partnerships included in other invested assets on a non-recurring basis when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Assets measured at fair value on a non-recurring basis on which impairment charges were recorded were as follows:

                                  DECEMBER 31, 2009
                        -------------------------------------
                        Level 1    Level 2   Level 3    Total
                        -------   --------   -------   ------
Other invested assets     $--        $--      $6,819   $6,819
                          ---        ---      ------   ------
Total                     $--        $--      $6,819   $6,819
                          ===        ===      ======   ======

                                  DECEMBER 31, 2008
                        --------------------------------------
                        Level 1    Level 2   Level 3    Total
                        -------   --------   -------   -------
Other invested assets     $--        $--     $17,651   $17,651
                          ---        ---     -------   -------
Total                     $--        $--     $17,651   $17,651
                          ===        ===     =======   =======

Loan-Backed and Structured Securities:

At December 31, 2009, the Company had no loan-backed and structured securities with the intent to sell or that the company does not have the intent or ability to hold to recovery.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

At December 31, 2009, the Company held the following loan-backed and structured securities for which it had recognized credit-related OTTI after adoption of SSAP 43R:

                Book/Adj
             Carrying Value
             Amortized cost
             before current  Projected Cash  Recognized  Amortized Cost
  Cusip        period OTTI        Flows         OTTI       after OTTI    Fair Value
-----------------------------------------------------------------------------------
126694A40       $  1,268        $  1,244      $    25       $  1,244      $  1,085
23243AAB2         66,020          64,970        1,051         64,970        47,880
23244JAC0         32,633          32,582           50         32,582        24,541
251510LD3         48,232          47,472          759         47,472        25,647
39538AAC0         26,039          25,683          357         25,683        14,094
39538AAG1         31,640          29,987        1,654         29,987         6,512
39538BAB0         26,529          26,108          422         26,108        13,869
39538BAE4         32,087          30,860        1,227         30,860         8,298
39538CAC6         26,304          25,997          307         25,997         9,081
39538CAE2         35,171          21,145       14,026         21,145         8,845
39539HAC4         25,435          25,243          191         25,243        16,828
45254NQX8         17,922          17,111          811         17,111        11,273
525221JH1         18,465          18,321          144         18,321        12,006
52522RAB6         43,336          42,598          738         42,598        36,688
52525LAQ3         46,479          39,508        6,971         39,508        25,169
57645TAA5         60,288          59,367          920         59,367        32,838
61748JAD9          9,844           9,644          199          9,644         6,072
                --------        --------      -------       --------      --------
Grand total     $547,692        $517,840      $29,852       $517,840      $300,726
                ========        ========      =======       ========      ========

The Company recognized total OTTI of $354,210 for loan-backed and structured securities currently held by the Company at December 31, 2009.

At December 31, 2009, the Company held securities with unrealized losses (fair value is less than cost or amortized cost) for which OTTI had not been recognized in earnings as a realized loss. Such unrealized losses include securities with a recognized OTTI for non interest (credit) related declines that were recognized in earnings, but for which an associated interest related decline has not been recognized in earnings as a realized loss. The aggregate amount of unrealized losses and fair values for such securities, segregated between those securities that have been in a continuous unrealized loss position for less than 12 months and greater than 12 months, respectively, were as follows:

                                             12 Months or            Greater than
                                                 Less                  12 Months                Total
                                        ----------------------  ----------------------  ----------------------
                                                    Unrealized              Unrealized              Unrealized
Description of Securities               Fair Value    Losses    Fair Value    Losses    Fair Value    Losses
-------------------------------------   ----------  ----------  ----------  ----------  ----------  ----------
Loan-backed  Securities                  $289,639    $176,581     $10,029     $4,463     $299,668    $181,044
                                         --------    --------     -------     ------     --------    --------
Total temporarily impaired securities    $289,639    $176,581     $10,029     $4,463     $299,668    $181,044
                                         ========    ========     =======     ======     ========    ========

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

In its OTTI, the Company considers all information relevant to the collectibility of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company also considers its cash and working capital requirements and generally considers expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

On January 30, 2009, the Company acquired junior and senior notes of $235,000 and $1,562,000 respectively from Fieldstone Securitization I LLC, a wholly-owned subsidiary of LSP Holdings LLC. LSP Holdings LLC is an affiliate of the Company and a wholly-owned subsidiary of Chartis U.S. The Company does not have a controlling interest in Fieldstone Securitization I LLC. The junior and senior notes, are classified as bonds, have a maturity date of January 23, 2039 and have stated interest rates of 8.50% and 5.85%, respectively and have been rated by A.M Best. The Commissioner has approved that the notes be characterized as non-affiliate debt investments for financial reporting purposes. In connection with the issuance of the notes, AIG LS Holdings LLC, a wholly-owned subsidiary of LSP Holdings LLC, used a portion of the proceeds to repay $401,396 to the Company in connection with an existing liquidity facility between the two parties.

On February 12, 2010, the Company acquired junior and senior notes of $210,000 and $474,000 respectively from Fieldstone Securitization II LLC. Please refer to the subsequent events disclosure for additional details.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

NOTE 4 - RESERVES FOR LOSSES AND LAE
------------------------------------

A reconciliation of the Company's reserves for losses and LAE as of December 31, 2009, 2008 and 2007 is set forth in the table below:

                                                      2009           2008           2007
                                                  -----------    -----------    -----------
RESERVES FOR LOSSES AND LAE, END OF PRIOR YEAR    $13,354,448    $13,852,252    $12,901,979
Incurred losses and LAE related to:
   Current accident year                            4,412,647      5,536,365      5,280,665
   Prior accident years                             1,115,434        137,636         51,911
                                                  -----------    -----------    -----------
      TOTAL INCURRED LOSSES AND LAE                 5,528,081      5,674,001      5,332,576
                                                  -----------    -----------    -----------
Paid losses and LAE related to:
   Current accident year                           (1,360,823)    (1,679,345)    (1,426,309)
   Prior accident years                            (3,951,398)    (4,492,460)    (2,955,994)
                                                  -----------    -----------    -----------
      TOTAL PAID LOSSES AND LAE                    (5,312,221)    (6,171,805)    (4,382,303)
                                                  -----------    -----------    -----------
RESERVES FOR LOSSES AND LAE, AS OF DECEMBER 31,   $13,570,308    $13,354,448    $13,852,252
                                                  ===========    ===========    ===========

For 2009, the Company experienced significant adverse loss and LAE reserve development, including accretion of loss reserve discount. The adverse development was almost entirely attributable to the Excess Casualty and Excess Workers Compensation classes of business. The Company modified its loss development assumptions for each of these classes of business in 2009 in response to the higher then expected loss emergence. For 2008, the development was slightly favorable prior to accretion of the workers compensation discount, and slightly adverse after recognition of accretion of discount. Favorable development on Directors & Officers liability and other classes of business offset adverse development on the Company's Excess Casualty business. The adverse development on Excess Casualty was primarily related to accident years 2003 and prior.

In calendar year 2008, two transactions resulted in a significant increase in paid loss with a corresponding decrease in loss reserves. These transactions were the result of the Canadian Branch novation (see Note 5E) and the Foreign Operations restructuring (see Note 5E). The total calendar year paid losses as a result of these events were approximately $349,600 and $323,000 for the Canada novation and Foreign Operations restructuring, respectively. These payments are spread over multiple accident years and resulted in modest beneficial development of about $22,800. In addition, in 2008, the Company recorded paid losses of $114,000 relating to one credit excess of loss assumed treaty applicable to accident year 2008. There will be no additional impact from this treaty as the full limits of the treaty have been paid. Also, the 2009 paid losses and LAE reflect the commutation of the 21st Century Personal Auto Group. See Note 5E for further details.

In 2007, the development was also primarily related to the accretion of workers compensation discount. In addition to the accretion of discount, there was adverse development in 2007 related to accident years 2003 and prior, offset by favorable development from accident years 2004 through 2006. The favorable developments for accident year 2004 through 2006 were spread across many classes of business. The adverse developments from accident years 2003 and prior related primarily to the Company's excess casualty and primary workers compensation classes of business.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

As of December 31, 2009, 2008 and 2007, the Company's reserves for losses and LAE have been reduced by anticipated salvage and subrogation of $176,082, $188,634 and $211,061, respectively.

As of December 31, 2009, 2008 and 2007, the Company's reserves for losses and LAE have been reduced by credits for reinsurance recoverable of $5,508,465, $5,509,912 and $6,206,161, respectively (exclusive of inter-company pooling).

ASBESTOS AND ENVIRONMENTAL RESERVES
-----------------------------------

The Company continues to receive indemnity claims asserting injuries from toxic waste, hazardous substances, asbestos and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dump sites (environmental claims). Estimation of environmental claim loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques. Environmental claim development is affected by factors such as inconsistent court resolutions, the broadening of the intent of policies and scope of coverage and increasing number of new claims. The Company and other industry members have and will continue to litigate the broadening judicial interpretation of policy coverage and the liability issues. If the courts continue in the future to expand the intent of the policies and the scope of the coverage, as they have in the past, additional liabilities would emerge for amounts in excess of reserves held. This emergence cannot now be reasonably estimated, but could have a material impact on the Company's future operating results or financial position.

The Company's environmental exposure arises from the sale of general liability, product liability or commercial multi-peril liability insurance, or by assumption of reinsurance within these lines of business.

The Company tries to estimate the full impact of the asbestos and environmental exposure by establishing full case basis reserves on all known losses and establishes bulk reserves for IBNR losses and LAE based on management's judgment after reviewing all the available loss, exposure, and other information.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The Company's asbestos and environmental related loss and LAE reserves (including case & IBNR reserves) for the years ended December 31, 2009, 2008 and 2007, gross and net of reinsurance credits, are as follows:

                                                      ASBESTOS LOSSES                     ENVIRONMENTAL LOSSES
                                           -------------------------------------    --------------------------------
                                              2009         2008          2007         2009        2008        2007
                                           ---------    ----------    ----------    --------    --------    --------
Direct:
Loss and LAE reserves, beginning of year   $ 955,576    $1,037,644    $1,159,145    $111,308    $144,753    $188,294
   Incurred losses and LAE                   185,330       103,898        36,688      (3,945)    (14,424)       (494)
   Calendar year paid losses and LAE        (200,776)     (185,966)     (158,189)    (13,893)    (19,021)    (43,047)
                                           ---------    ----------    ----------    --------    --------    --------
LOSS AND LAE RESERVES, END OF YEAR         $ 940,130    $  955,576    $1,037,644    $ 93,470    $111,308    $144,753
                                           =========    ==========    ==========    ========    ========    ========
Assumed:
Loss and LAE reserves, beginning of year   $  91,172    $   94,635    $  102,751    $  5,358    $  6,262    $  5,223
   Incurred losses and LAE                    (1,601)       13,277         5,447         905        (776)      1,463
   Calendar year paid losses and LAE           1,161       (16,740)      (13,563)       (200)       (128)       (424)
                                           ---------    ----------    ----------    --------    --------    --------
LOSS AND LAE RESERVES, END OF YEAR         $  90,732    $   91,172    $   94,635    $  6,063    $  5,358    $  6,262
                                           =========    ==========    ==========    ========    ========    ========
Net of reinsurance:
Loss and LAE reserves, beginning of year   $ 437,834    $  489,872    $  562,722    $ 60,851    $ 75,608    $ 97,333
   Incurred losses and LAE                    57,182        29,204        10,719       1,900          34       1,785
   Calendar year paid losses and LAE         (79,911)      (81,242)      (83,569)    (11,281)    (14,791)    (23,510)
                                           ---------    ----------    ----------    --------    --------    --------
LOSS AND LAE RESERVES, END OF YEAR         $ 415,105    $  437,834    $  489,872    $ 51,470    $ 60,851    $ 75,608
                                           =========    ==========    ==========    ========    ========    ========

The amount of ending reserves for Bulk and IBNR included in the table above for Asbestos and Environmental losses is as follows:

                                         ASBESTOS LOSSES             ENVIRONMENTAL LOSSES
                                 ------------------------------   ---------------------------
                                   2009       2008       2007       2009      2008      2007
                                 --------   --------   --------   -------   -------   -------
Direct basis                     $531,709   $553,517   $653,522   $30,707   $41,812   $59,210
Assumed reinsurance basis          44,255     39,647     47,441       549       102     1,257
Net of ceded reinsurance basis    234,033    251,965    331,405    14,852    20,141    27,383

The amount of ending reserves for LAE included in the table above for Asbestos and Environmental losses is as follows:


                                         ASBESTOS LOSSES             ENVIRONMENTAL LOSSES
                                 ------------------------------   ---------------------------
                                   2009       2008       2007       2009      2008      2007
                                 --------   --------   --------   -------   -------   -------
Direct basis                     $ 59,079   $ 61,469   $ 72,614   $13,160   $17,919   $25,376
Assumed reinsurance basis           7,398      7,520      6,935       173       115       370
Net of ceded reinsurance basis     28,484     31,111     36,486     6,302     8,703    11,567

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     Management believes that the reserves carried for the asbestos and environmental claims at December 31, 2009 are adequate as they are based on known facts and current law. AIG continues to receive claims asserting injuries from toxic waste, hazardous substances, and other environmental pollutants and alleged damages to cover the cleanup costs of hazardous waste dump sites (hereinafter collectively referred to as environmental claims) and indemnity claims asserting injuries from asbestos. Estimation of asbestos and environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques.

NOTE 5 - RELATED PARTY TRANSACTIONS
-----------------------------------

A.   NATIONAL UNION INTER-COMPANY POOLING AGREEMENT
     ----------------------------------------------

     The Company, as well as certain insurance affiliates, is party to an inter-company reinsurance pooling agreement. In accordance with the terms and conditions of this agreement, the member companies cede all direct and assumed business, except business from foreign branches (excluding Canada), to the Company (the lead pooling participant). In turn, each pooling participant receives from the Company their percentage share of the pooled business.

     The Company's share of the pool is 38.0%. Accordingly, premiums earned, losses and LAE incurred, and other underwriting expenses, as well as related assets and liabilities, in the accompanying financial statements emanate from the Company's percentage participation in the pool.

     A list of all pooling participants and their respective participation percentages is set forth in Note 1.

     Effective January 1, 2008 AIU Insurance Company's (AIUI) percentage in the Commercial Pool was reduced from 1% to 0% and C&I's participation was revised retroactively to 11% from 10%. Cessions from AIUI to the Commercial Pool will be run off. AIUI was relieved of any and all corresponding liabilities related to its 1% participation.

B.   CHARTIS OVERSEAS ASSOCIATION POOLING ARRANGEMENT
     ------------------------------------------------

     AIG formed the Association; a Bermuda unincorporated association, in 1976, as the pooling mechanism for AIG's international general insurance operations. In exchange for membership in the Association at the assigned participation, the members contributed capital in the form of cash and other assets, including rights to future business written by international operations owned by the members. The legal ownership and insurance licenses of these international branches remain in the name of New Hampshire, National Union, and the Company. On annual basis the Association files audited financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of New York.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     At the time of forming the Association, the member companies entered into an open-ended reinsurance agreement, cancelable with six months written notice by any member. The reinsurance agreement governs the insurance business pooled in the Association. The initial participation established was subsequently amended for profits and losses for each year derived from reinsurance of risks situated in Japan (excluding certain Japanese situs risks. The participation for Japanese and non-Japanese business underwritten via the Association is set forth in the table below:

                                                                                 INITIAL
                                                                              PARTICIPATION    PARTICIPATION PERCENT
MEMBER COMPANY                                                NAIC CO. CODE      PERCENT      SPECIFIC TO JAPAN RISK
-----------------------------------------------------------   -------------   -------------   ----------------------
Chartis Overseas Limited                                             --           67.0%                85.0%
Commercial Pool member companies, as follows:                        --           33.0%                15.0%
   New Hampshire Insurance Company                                23841           12.0%                10.0%
   National Union Fire Insurance Company of Pittsburgh, Pa.       19445           11.0%                 5.0%
   American Home Assurance Company                                19380           10.0%                 0.0%

     In accordance with the National Union inter-company pooling agreement, the Commercial Pool member companies' participation in the Association is pooled among all Commercial Pool members proportional to their participation in the Commercial Pool. The Company's participation in the Association after the application of its participation in the National Union inter-company pooling agreement has been presented in the accompanying financial statements as follows:

AS OF DECEMBER 31,                                   2009         2008
-----------------------------------------------   ---------    ---------
Assumed reinsurance receivable                    $  24,062    $  38,842
Funds held by ceding reinsurers                       8,660        7,200
Reinsurance recoverable                              36,773       28,459
Equities in underwriting pools and associations     613,296      718,937
                                                  ---------    ---------
TOTAL ASSETS                                      $ 682,791    $ 793,438
                                                  ---------    ---------
Loss and LAE reserves                               519,157      579,040
Unearned premium reserves                           237,124      254,319
Funds held                                           15,330       15,867
Ceded balances payable                               64,825       79,212
Retroactive reinsurance                                (140)        (140)
Assumed reinsurance payable                          10,963       26,888
                                                  ---------    ---------
TOTAL LIABILITIES                                 $ 847,259    $ 955,186
                                                  ---------    ---------
TOTAL SURPLUS                                     $(164,468)   $(161,748)
                                                  =========    =========

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     As of December 31, 2009, the Association reported an asset of $2.3 billion representing the value of subsidiaries and affiliated entities ("SCAs"). As of December 31, 2009, Chartis Europe S.A. represented $1.9 billion and Chartis UK Holdings represented $338 million of this total SCA asset, respectively.

     The Company's interest in the SCAs reported by the Association is consistent with its participation in the Association and the National Union inter-company pooling agreement and was $290 million as of December 31, 2009, which has been reported by the Company as a component Equities in Underwriting Pools and Associations.

C.   GUARANTEE ARRANGEMENTS

     The Company has issued guarantees whereby the Company unconditionally and irrevocably guarantees all present and future obligations and liabilities of any kind arising from the policies of insurance issued by the guaranteed companies. The Company would be required to perform under the guarantee agreements in events or circumstances (including bankruptcy, reorganization and similar proceedings) whereby the guaranteed companies fail to make payments under the policies of insurance (including guaranteed investment contracts and funding agreements) they have issued. The guarantees will remain in effect until terminated by the Company. The Company has the unilateral right to terminate the guarantees effective thirty (30) days after publication of a notice to terminate in the Wall Street Journal.

     The guarantees are not expected to have a material effect upon the Company's surplus. The Company believes that the likelihood of a payment under any of the guarantees is remote. These guarantees are provided to maintain the guaranteed company's rating status issued by certain rating agencies. In the event of termination of a guarantee, obligations in effect or contracted for on the date of termination would remain covered until extinguished.

     The Company is party to an agreement with AIG whereby AIG has agreed to make any payments due under the guarantees in the place and stead of the Company.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The guarantees that were in effect as of December 31, 2009 are included in the table below:

                                                           Date       Date      Policyholder   Invested    Estimated  Policyholders'
Guaranteed Company                                        Issued   Terminated  Obligations @   Assets @       Loss       Surplus
--------------------------------------------------       --------  ----------  -------------  -----------  ---------  --------------
AHICO First American-Hungarian Insurance Company     **   9/15/98     1/30/09   $   172,298   $   227,663     $--      $   52,625
AIG Global Trade and Political Risk Insurance
   Company                                                11/5/97    11/30/07            --       250,322      --         139,235
AIG Polska Towarzystwo Ubezpiecen S.A.               **   9/15/98     1/30/09         4,070         7,395      --          29,367
AIG Romania Insurance Company, S.A.                  **  12/23/98                    49,510            --      --              --
AIG Slovakia Insurance Company A.S.                  **  12/23/98     1/30/09            99            --      --              --
American General Life Insurance Company of
   Delaware (f/k/a AIG Life Insurance Company)            7/13/98    12/29/06     8,440,153     9,445,065      --         449,900
American International Assurance Co (Bermuda) Ltd.   **   8/23/99     1/31/08    21,539,522     1,825,127      --       1,945,197
American International Life Assurance Company of
   New York                                               7/13/98     4/30/10     5,906,818     6,366,496      --         520,401
Audubon Insurance Company                                 11/5/97                    23,025        55,763      --          51,074
Chartis Excess Limited (f/k/a AIG Excess Liability
   Insurance International Ltd.)                          5/28/98                 2,553,456       709,346      --         330,246
Chartis Insurance Company - Puerto Rico (f/k/a
   American International Insurance Company of
   Puerto Rico)                                           11/5/97    12/31/09       208,417       192,219      --         154,714
Chartis Insurance Ireland Limited (f/k/a AIG
   Europe (Ireland) Ltd.)                            **  12/15/97                   862,648       469,998      --         245,871
Chartis Select Insurance Company (f/k/a AIG Excess
   Liability Insurance Company Ltd.)                 **   7/29/98                   559,077     3,884,267      --       1,726,293
Chartis Ukraine Insurance Company (f/k/a AIG
   Ukraine)                                          **   10/1/00                     8,732            --      --           5,478
CJSC (f/k/a AIG Russia Insurance Company ZAO)        **   9/15/98     1/30/09       176,017       359,704      --         107,620
First American Czech Insurance Company, A.S.         **   9/15/98     1/30/09       524,861       666,269      --         118,680
La Meridional Compania Argentina de Seguros S.A      **    1/6/98                   235,655        55,855      --          26,952
Landmark Insurance Company                                 3/2/98                    90,437       415,254      --         170,635
New Hampshire Indemnity Company, Inc.               ***  12/15/97     8/31/09        54,946       147,378      --         160,259
                                                                                -----------   -----------     ---      ----------
 TOTAL                                                                          $41,409,741   $25,078,121     $--      $6,234,547
                                                                                ===========   ===========     ===      ==========

*    The guaranteed company is also backed by a support agreement issued by AIG.

**   Policyholders' surplus is based on local GAAP financial statements.

*** Formerly part of AIG's U.S. Personal Auto Group, sold on July 1, 2009 to Farmers Group, Inc., a subsidiary of Zurich Financial Services Group
     (ZFSG). As part of the sale, ZFSG issued a hold harmless agreement to the Company with respect to the Company's obligations under this guarantee.

@ Policyholder's Obligations and Invested Assets includes separate account liabilities and separate account assets, respectively.

The Company does not believe that the events of AIG discussed in Notes 13 and 14 will increase the likelihood that the guarantees will be materially impacted.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

C.   INVESTMENTS IN AFFILIATES

     As of December 31, 2009 and 2008, the Company's preferred and common stock investments with its affiliates together with the related change in unrealized appreciation, net of $2,690 and $0 of non-admitted balances, respectively, were as follows:

                                                                  AFFILIATE     ACTUAL
                                                                  OWNERSHIP      COST      CARRYING VALUE AT   CHANGE IN CARRYING
AFFILIATED INVESTMENT                                              PERCENT       2009      DECEMBER 31, 2009       VALUE 2009
---------------------------------------------------------         ---------   ----------   -----------------   ------------------
Preferred stocks:
AIG Capital Corporation                                     (c)       0.0%            --               --          (2,000,000)
                                                                              ----------       ----------         -----------
   TOTAL PREFERRED STOCKS - AFFILIATES                                                --               --          (2,000,000)
                                                                              ----------       ----------         -----------
Common stocks:
21st Century Insurance Group                                (a)       0.0%            --               --            (231,483)
Chartis Claims, Inc. (formerly AIG Domestic Claims, Inc.)           100.0%       118,000           55,461             (18,469)
AIG Lodging Opportunities, Inc.                                     100.0%         3,234            1,423                  326
American International Insurance Co.                        (a)     21.0%            --               --             (78,478)
American International Realty, Inc.                                  22.0%         9,911           14,457             (20,969)
Chartis Specialty Insurance Company (formerly American
International Specialty Lines Insurance Company)                     70.0%       154,297          487,974             (20,363)
Eastgreen, Inc.                                                       9.7%         8,976            6,959                 (25)
International Lease Finance Corporation (ILFC)              (b)       0.0%            --               --          (2,406,928)
Lexington Insurance Company                                          70.0%       363,046        3,631,135              647,187
Mt. Mansfield Co. Inc.                                              100.0%        50,433           50,433               50,433
National Union Fire Ins. Company of La.                             100.0%         2,500            7,394                  236
National Union Fire Ins. Company of Vt.                             100.0%        41,000           60,965               32,668
Pine Street Real Estate Holding Corp.                                22.1%         3,139            1,537                   76
AIG Excess Liability Insurance Company Ltd.                         100.0%       435,454        1,726,293              288,378
Spruce Peak Realty LLC                                      (d)       1.0%           224              224                  224
United Guaranty Corporation                                          45.9%       721,505          804,829             (56,361)
                                                                              ----------       ----------         -----------
   TOTAL COMMON STOCKS - AFFILIATES                                            1,911,719        6,849,084          (1,813,548)
                                                                              ----------       ----------         -----------
TOTAL COMMON AND PREFERRED STOCK  - AFFILIATES                                $1,911,719       $6,849,084         $(3,813,548)
                                                                              ==========       ==========         ===========

(a) As referenced in Note 5E, the Company sold its ownership in 21st Century to Farmers Group Inc.

(b) As referenced in Note 5E, the Company sold its ownership of ILFC to AIG Capital Corporation.

(c) As referenced in Note 14, the Company redeemed its investment in AIG Capital Corporation.

(d) Spruce Peak Realty LLC is 99% owned by Mt. Mansfield Co. Inc., which is also an affiliate and 100% owned by the Company. The remaining 1% of Spruce Peak Realty LLC is owned by the Company.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 and 2007
                                 (000'S OMITTED)

                                                                                    CARRYING
                                                         AFFILIATE     ACTUAL       VALUE AT     CHANGE IN
                                                         OWNERSHIP      COST      DECEMBER 31,    CARRYING
AFFILIATED INVESTMENT                                     PERCENT       2008          2008       VALUE 2008
------------------------------------------------         ---------   ----------   ------------   ----------
Preferred stocks:
Everest Broadband Inc                                       0.0%     $       --    $        --   $ (10,247)
AIG Capital Corporation                            (c)    100.0%      2,000,000      2,000,000          --
                                                          -----      ----------    -----------   ---------
   TOTAL PREFERRED STOCKS - AFFILIATES                                2,000,000      2,000,000     (10,247)
                                                                     ----------    -----------   ---------
Common stocks:
21st Century Insurance Group                               32.0%        464,344        231,483      19,526
AIG Domestic Claims                                       100.0%        118,000         73,930         295
AIG Lodging Opportunities, Inc.                           100.0%          3,234          1,097       1,097
AIU Insurance Company                                       0.0%             --             --    (446,078)
American International Insurance Co.                       21.0%         76,283         78,478      78,478
American International Realty, Inc.                        22.0%         26,456         35,426          80
Chartis Specialty Insurance Company (formerly
American International Specialty Lines Insurance
   Company)                                                70.0%        154,297        508,337      58,265
Eastgreen, Inc.                                             9.7%          8,975          6,984         (20)
International Lease Finance Corporation                    32.8%        795,122      2,406,928     203,191
Lexington Insurance Company                                70.0%        363,046      2,983,948    (201,773)
National Union Fire Ins. Company of La.                   100.0%          2,501          7,158       1,066
National Union Fire Ins. Company of Vt.                   100.0%         41,000         28,297      (3,147)
Pine Street Real Estate Holding Corp.                      22.1%          3,139          1,461       1,461
AIG Excess Liability Insurance Company Ltd.               100.0%        435,454      1,437,915     189,839
United Guaranty Corporation                                45.9%        595,622        861,190     406,634
                                                                     ----------    -----------   ---------
   TOTAL COMMON STOCKS - AFFILIATES                                   3,087,473      8,662,632     308,914
                                                                     ----------    -----------   ---------
TOTAL COMMON AND PREFERRED STOCK - AFFILIATES                        $5,087,473    $10,662,632   $ 298,667
                                                                     ==========    ===========   =========

     The remaining equity interest in these investments is owned by other affiliated companies, which are wholly-owned by the Ultimate Parent.

     Lexington Insurance Company's admitted assets, liabilities and capital and surplus as of December 31, 2009 and 2008 and net income for the years ended December 31, 2009 and 2008 are set forth below:

                                             2009          2008
                                         -----------   -----------
Total admitted assets                    $15,989,207   $15,323,228
Total liabilities                         10,801,871    11,060,446
Total capital and surplus                  5,187,336     4,262,783
Total liabilities, capital and surplus    15,989,207    15,323,228
Net income                                   629,642       208,534

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     On December 31, 2009, National Union acquired a 100% interest in Mt. Mansfield/Spruce Peak Realty. As part of this transaction, the Company established negative goodwill in the amount of $125,565. Additionally, as part of the transaction Chartis Inc. has commuted to pay a percentage of the positive cash flows Mt. Mansfield to the Ultimate Parent.

     The Company has ownership interests in certain affiliated real estate holding companies. From time to time, the Company may own investments in partnerships across various other AIG affiliated entities with a combined percentage greater than 10.0%. As of December 31, 2009 and 2008, the Company's total investments in partnerships with affiliated entities where AIG's interest was greater than 10.0% amounted to $842,176 and $941,485, respectively.

E.   RESTRUCTURING
     -------------

     DOMESTIC OPERATIONS
     -------------------

     The Company sold its 32.77% interest in the issued and outstanding common stock of International Lease Finance Corporation (ILFC) to AIG Capital Corporation, a wholly owned subsidiary of AIG. As a result of this transaction, the Company received cash equal to the statutory book value of its ILFC common stock and recorded a gain of $1,927,160. In accordance with the tax sharing agreement, the Company was reimbursed $952,593 and recorded such amount as additional paid in capital.

     Effective July 1, 2009, the 21st Century Personal Auto Group (PAG) was sold to Farmers Group, Inc. (FGI), a subsidiary of Zurich Financial Services Group for $1.9 billion. Of the $1.9 billion proceeds received by AIG member companies from the sale of the PAG entities to FGI, $0.2 billion was retained by Chartis U.S. Inc. as consideration for the PAG entities it owned and $1.7 billion was provided to the Chartis U.S. insurance entities. American International Insurance Company (AIIC) was the lead company in the Personal Lines Pool which was the mechanism for sharing the PAG and the Private Client Group (PCG) business underwritten among the Personal Lines Pool members. PCG business was underwritten directly by member companies of the Personal Lines Pool as well as the insurance entities of Chartis U.S. Inc. not subject to this sale ("Chartis U.S. Inc. companies"). The PCG business written by Chartis U.S. Inc. companies was ceded 100% to AIIC as the pool lead. The total of the PCG business assumed by AIIC, the PCG business underwritten directly by Personal Lines Pool members, as well as the PAG business retained by AIIC ("net business of the Personal Lines Pool") was then subject to a 50% quota share to National Union. The Commercial Pool members participated in this business assumed by the Company at their stated pool percentages.

     In connection with this sale, various reinsurance agreements between the PAG companies and the Chartis U.S. Inc. companies (including the Company) were partially or fully commuted as of June 30, 2009. The major transactions are summarized below:

          1. The quota share reinsurance agreement between the Company and AIIC under which AIIC ceded 50% of the net business of the Personal Lines Pool to the Company was commuted as of June 30, 2009.

          2. All liabilities relating to existing PCG business that was written on a direct basis by members of the Personal Lines Pool were transferred to the Company under the terms of the PCG Business Reinsurance and Administration Agreement, effective June 30, 2009.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

          3. All obligations and liabilities relating to the PCG business that was directly written and ceded by Chartis U.S. Inc. companies to AIIC under various quota share reinsurance agreements were commuted as of June 30, 2009.

     Following these transactions the Chartis U.S. Inc. companies settled all amounts due to AIIC in securities and cash totaling $871.9 million. The Company's share of this settlement was $329.9 million. The Chartis U.S. Inc. companies which owned 21st Century Insurance Group (a member company of PAG), recorded dividend income and a resulting intangible asset of approximately $527.5 million for the fair value of the PCG business, which was not subject to the PAG sale and was retained by the Chartis U.S. Inc. companies going forward. Additionally, capital contributions were received by the owners of 21st Century Insurance Group of $184.6 million from Chartis U.S. as part of the tax sharing agreement. The Company's share of these transactions was divided income of $154.8 million and a capital contribution of $54.2 million.

     Following the sale of the PAG entities, which included the Company's ownership in 21st Century Insurance Group and AIIC., the Company received $319.1 million of the $1.7 billion of proceeds received by the Chartis U.S. Inc. companies. As a result of these transactions involving the sale of these PAG entities, the Company recorded a pre-tax loss of $120.9 million.

     On June 30, 2008, AIUI paid a dividend representing its 25% ownership interest in AIIC to its owners, the Company, Chartis PC and the Insurance Company of the State of Pennsylvania (ISOP). The dividend paid to each of AIUI's owners was based on the proportionate ownership interest of AIUI by each company. As a result of this transaction, the Company recorded a dividend of $84,000 which valued AIIC as $76,283 and $7,707 of cash, while Chartis PC and ISOP each recorded their proportionate share. This transaction was designed to simplify the organization and provide an enhanced regulatory and legal platform.

     On various dates during 2008, the Company made additional investments in United Guaranty Corporation (UGC) totaling $497,789. The Company's ownership interest did not change.

     AMERICAN HOME CANADIAN BRANCH NOVATION
     --------------------------------------

     Effective November 1, 2008, the American Home Canadian Branch (the Branch) entered into an assumption reinsurance and asset purchase agreement with Chartis Insurance Company of Canada (formerly AIG Commercial Insurance Company of Canada) under which the existing and inforced policies of insurance issued by the Branch were novated to Chartis Insurance Company of Canada. Subsequent to the transfer, the Branch ceased operations and is in the process of being dissolved. The transaction has been accounted for at fair value in accordance with Statement of Statutory Accounting Principles
     (SSAP) No. 25, Accounting for and Disclosures About Transactions with Affiliates and Other Related Parties, as it qualifies as an "economic transaction". The fair value of the liabilities assumed by Chartis Insurance Company of Canada were approximately $2,146,053. In connection with Chartis Insurance Company of Canada's assumption of such liabilities, the Branch transferred assets at fair value equal to the obligations assumed by AIGCIC less a balance representing intangible assets of approximately $75,693 which has been deferred and will be amortized over a 10 year period by American Home Assurance Company. In addition, a total ceding commission equal to $39,655 as well as an underwriting gain of $38,228, both of which are subject to the pooling agreement in which the Company participates, were recognized as an immediate gain by the pool participants. The Company's total gain, including $15,069 representing its share of the ceding commission, was $29,596.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     In relation to and prior to this transaction, Chartis U.S. Inc. contributed capital to Chartis Insurance Company of Canada in the amount of approximately $964,000. Chartis U.S. Inc. obtained such funding via dividends paid by the following entities:

Company                                                    Dividend
--------------------------------------------------------   --------
National Union Fire Insurance Company of Pittsburgh, Pa.   $299,000
American Home Assurance Company                             170,000
Commerce and Industry Insurance Company                     103,000
Chartis Property Casualty Company                           103,000
The Insurance Company of the State of Pennsylvania          122,000
New Hampshire Insurance Company                             167,000

     During the fourth quarter of 2008 and subsequent to the transaction, the Branch repatriated its remaining net assets of $921,000 to American Home Assurance Company. American Home Assurance Company utilized $691,000 of this repatriated amount to pay a dividend to Chartis Insurance Company of Canada of $691,000. Subsequently, Chartis Insurance Company of Canada contributed such funds to the following entities in consideration for the dividends paid to originally fund the transaction:

                                                             Capital
Company                                                    Contribution
--------------------------------------------------------   ------------
National Union Fire Insurance Company of Pittsburgh, Pa.     $299,000
Chartis Property Casualty Company                             103,000
The Insurance Company of the State of Pennsylvania            122,000
New Hampshire Insurance Company                               167,000

     FOREIGN OPERATIONS RESTRUCTURING
     --------------------------------

     UK Restructure & Part VII
     -------------------------

     In 2007, the foreign property and casualty division of AIG announced the restructuring of its United Kingdom (UK) general insurance operations designed to simplify the organization, provide an enhanced regulatory and legal platform and improve transparency and efficiency. In December 2007, New Hampshire Insurance Company transferred substantially all of the business written by its United Kingdom branch (the UK Branch) to AIG UK Ltd., a UK affiliate formerly known as Landmark Insurance Company Limited. This transfer was accomplished pursuant to an application made to the High Court of Justice in England and Wales for an order under Part VII of the Financial Services and Markets Act 2000 of the UK. The results of the UK branch had been previously reported through the Company's participation in the Association. The Association reports on a fiscal year ending on November 30th. Although the Company's fiscal year ends on December 31st, the Company's annual financial statements have historically and consistently reported the results of its participation in the Association based on the Association's fiscal year close of November 30th. In order to achieve consistency in its financial reporting, the Company, with the permission of the New York and Pennsylvania Insurance Departments, recorded the effects of this transaction in its 2008 statutory financial statements.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     Amended Corporate Structure
     ---------------------------

     In 2007, to support the legal realignment of its UK operations, AIUO Ltd incorporated the intermediate holding companies AIG UK Holding Limited, AIG UK Financing Company Limited, and AIG UK Sub Holdings Limited. On November 26, 2007, AIUO Ltd transferred the shares of its wholly owned subsidiary, Landmark Insurance Company Ltd (Landmark) to AIU UK Holdings (UK Holdings) in return for share capital of UK Holdings. Landmark was then renamed AIG UK Ltd and its holding was cascaded down to AIG UK Financing Company Limited and on to AIG UK Sub Holding Company Limited in share for share exchanges on November 27 and 28, respectively. AIUO Ltd also transferred the shares in its wholly owned subsidiary, AIG Europe UK Limited to UK Holdings in exchange for the issuance of additional shares in UK Holdings. AIG Europe UK Limited was then renamed AIG UK Services Limited and its share holding was cascaded down through AIG UK Financing Company Limited, AIG UK Sub Holding Company Limited and on to AIG UK Limited. Two other affiliates of the Company, AIG Europe Ireland and American International Company Ltd made cash contributions to UK Holding in exchange for share capital of UK Holdings.

     Business Transfer
     -----------------

     On December 1, 2007, AIG transferred all of the business written by New Hampshire Insurance Company's UK Branch to AIG UK Ltd. This transaction was accomplished pursuant to an application made to the High Court of Justice in England and Wales for an order under Part VII of the Financial Services and Markets Act 2000 of the UK to transfer the aforementioned business (Part VII Transaction). Prior to the transfer, the business of the UK Branch was recorded by the Company through its participation in the Association. The Association business is reflected in various insurance accounts within the Company's Statement of Admitted Assets, Liabilities and Capital & Surplus and the Statement of Income. By transferring the existing rights and future rights of the UK business, the Association members transferred the value of the business, and unrealized translation balances, to AIG UK Ltd and shares of AIG UK Ltd stock were issued to the members of the Association for fair value of the business transferred. These shares were then transferred to UK Holdings in exchange for shares in UK Holdings. New Hampshire UK Aviation business was transferred by New Hampshire directly, for shares of AIG UK Ltd stock equal to the fair value of the Aviation business transferred. Additionally, as part of the transaction several intercompany reinsurance agreements (both commutations and new contracts) were executed involving other subsidiaries of AIG. The results of the New Hampshire UK Aviation business had been previously reported through the Company's participation in the Commercial Pool.

     During the 2008 year there were additional contributions to UK Holdings by the Association and AIUO Ltd. In aggregate, UK Holdings issued 21,448 common equity shares in exchange for all assets contributed, which included cash, intangibles and the value of the contributed entities and rights of the UK business.

     For US income tax purposes, the restructuring of the UK Branch qualified as a tax free reorganization. While generally tax free, certain intangible assets were recognized as taxable income upon transfer to AIG UK Ltd. pursuant to Internal Revenue Code section 367. Additionally, unrealized foreign currency gains and losses were realized upon the termination of the UK Branch. It is expected that foreign currency gains and losses offset each other for tax purposes resulting in an immaterial net number. The tax effects of the transaction reported in the Company's financial statements are disclosed below.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     Completion of the aforementioned business transfer, including the related reinsurance transactions, resulted in the following changes to the 2008 Company's financial statements:

                                               Investment
                                      P VII       in UK
                                    Transfer    Holdings      Total
                                   ---------   ----------   ---------
Participation in the Association   $(404,362)   $(15,464)   $(419,827)
Liabilities                          470,937          --      470,937
Underwriting income                   60,836          --       60,836
Other income                           3,993          --        3,993
Net income (pre-tax)                  92,535          --       92,535
Surplus (pre-tax)                     66,575     (15,464)      51,110

F.   OTHER RELATED PARTY TRANSACTIONS
     --------------------------------

     The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred during 2009 and 2008 between the Company and any affiliated companies that exceeded half of one percent of the Company's admitted assets as of December 31, 2009 and 2008 and all capital contributions and dividends:

                                                                    ASSETS RECEIVED BY      ASSETS TRANSFERRED BY
                                                                       THE COMPANY               THE COMPANY
                                                                 -----------------------   -----------------------
  DATE OF         EXPLANATION OF                  NAME OF        STATEMENT                 STATEMENT
TRANSACTION        TRANSACTION                   AFFILIATE         VALUE     DESCRIPTION     VALUE     DESCRIPTION
-----------   ----------------------         -----------------   ---------   -----------   ---------   -----------
07/31/09             Dividend                Chartis U.S. Inc.    $     --       --         $537,000       Cash
07/01/09       Capital contribution    (a)   Chartis U.S. Inc.      54,190     In kind            --         --
12/31/09       Capital contribution    (c)   Chartis U.S. Inc.      70,711     In kind            --         --
09/30/09       Capital contribution    (b)   Chartis U.S. Inc.     952,593     In kind            --         --
Various        Capital contribution          Chartis U.S. Inc.       9,907     In kind            --         --
Various       Additional investments                UGC            125,884     In kind            --         --
Various         Sale of securities                 AHAC            585,381      Cash         594,895       Bond
Various         Sale of securities                  LEX            215,466      Cash         207,921       Bond

(a)  Related to sale of Personal Auto Group (PAG). See Note 5E.

(b)  Sale of ILFC. Refer to Note 5E

(c)  Capital contributions in lieu of tax sharing agreement

LEX: Lexington Insurance Company

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

                                                                       ASSETS RECEIVED BY      ASSETS TRANSFERRED BY
                                                                          THE COMPANY               THE COMPANY
                                                                    -----------------------   -----------------------
  DATE OF         EXPLANATION OF                     NAME OF        STATEMENT                 STATEMENT
TRANSACTION        TRANSACTION                      AFFILIATE         VALUE     DESCRIPTION     VALUE     DESCRIPTION
-----------   ----------------------            -----------------   ---------   -----------   ---------   -----------
03/31/08            Dividend                    Chartis U.S. Inc.    $     --       --         $275,000      Cash
06/30/08            Dividend           (a)(b)   Chartis U.S. Inc.          --       --          858,760     In kind
06/30/08            Dividend                    Chartis U.S. Inc.          --       --          250,000      Cash
06/30/08            Dividend             (b)           AIUI            84,000     In kind            --       --
09/30/08            Dividend             (a)    Chartis U.S. Inc.          --       --           54,465      Cash
11/03/08            Dividend             (a)    Chartis U.S. Inc.          --       --          299,000      Cash
Various             Dividend                           LEX            210,000       Cash             --       --
Various             Dividend                    AIG Cap Corp Pref     100,000       Cash             --       --
Various             Dividend                           AIUI           128,000       Cash             --       --
06/30/08      Capital contribution              Chartis U.S. Inc.      11,881     In kind            --       --
09/30/08      Capital contribution       (b)    Chartis U.S. Inc.     531,613     In kind            --       --
                                                                                   Cash &
12/31/08      Capital contribution       (c)    Chartis U.S. Inc.     299,000    securities          --       --
Various       Capital contribution       (d)    Chartis U.S. Inc.     416,916     In kind            --       --
Various       Capital contribution              Chartis U.S. Inc.      (3,449)    In kind
Various       Additional investment                     UGC           497,789    Investment     497,789      Cash

LEX: Lexington Insurance Company

(a)  Extraordinary dividend - Refer to Note 11

(b)  Transfer and reorganization of AIUI - Refer to Note 5E

(c) The transfer of AHAC Canadian branch to Chartis Insurance Company of country-regionplaceCanada - Refer to Note 5E

(d)  Capital contributions in lieu of tax sharing agreement - Refer to Note 9

In the ordinary course of business, the Company utilizes AIG Technology, Inc., PineBridge Investment LLC (PineBridge), and Chartis Claims, Inc. for data center systems, investment services, salvage and subrogation, and claims management, respectively. As of March 2010, PineBridge was sold to a third party. It will continue to manage a portion of the Company's investments. In connection with these services, the fees incurred by the Company to these affiliates during 2009, 2008 and 2007 are outlined in the table below:

FOR THE YEARS ENDED DECEMBER 31,                                    2009       2008       2007
----------------------------------------------------------------  --------   --------   --------
AIG Technology, Inc.                                              $ 30,323   $ 32,761   $ 30,148
PineBridge Investment LLC (formerly AIG Global Investment Corp.)     6,076      6,700      7,139
Chartis Claims, Inc. (formerly AIG Domestic Claims, Inc.)          270,160    268,146    257,540
                                                                  --------   --------   --------
   TOTAL                                                          $306,559   $307,607   $294,827
                                                                  ========   ========   ========

As of December 31, 2009 and 2008, short-term investments included amounts invested in the AIG Managed Money Market Fund of $1,882,260 and $734,525, respectively.

As of December 31, 2009 and 2008, other invested assets included $936,167 and $612,384, respectively, of loans with an affiliate. The proceeds from the loans were used by the affiliate for the acquisition of life settlements.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

Federal and foreign income taxes receivable/payable from/to affiliates as of December 31, 2009 and 2008 amounted to $261,158 and $(167,471), respectively.

During 2009, 2008 and 2007 the Company sold premium receivables without recourse to AI Credit Corporation (AICC) (a formerly wholly owned AIG subsidiary) and recorded losses on these transactions as follows. AICC was purchased by an unaffiliated third party during 2009 and the outstanding receivables were sold by AICC to Risk Specialists Companies Insurance Agency, Inc. The Company did not sell any additional premiums receivable balances after the sale of AICC.

AS OF DECEMBER 31,           2009      2008      2007
------------------------   -------   -------   -------
Accounts receivable sold   $28,656   $75,661   $56,857
Losses recorded                675     1,945     1,694

As of December 31, 2009 and 2008, the Company had the following balances receivable/payable from/to its affiliates (excluding reinsurance transactions). These balances are net of non-admitted amounts of $72,518 and $91,974, respectively, at December 31, 2009 and 2008.

AS OF DECEMBER 31,                                       2009         2008
---------------------------------------------------   ----------   ----------
Balances with pool member companies                   $  194,242   $  257,373
Balances with less than 0.5% of admitted assets        2,245,844      177,430
                                                      ----------   ----------
RECEIVABLE FROM PARENT, SUBSIDIARIES AND AFFILIATES   $2,440,086   $  434,803
                                                      ==========   ==========
Balances with pool member companies                   $  116,222   $1,155,784
Balances with less than 0.5% of admitted assets          212,532      148,998
                                                      ----------   ----------
PAYABLE TO PARENT, SUBSIDIARIES AND AFFILIATES        $  328,754   $1,304,782
                                                      ==========   ==========

On March 31, 2005 the Company and certain of its affiliates entered into a settlement agreement with an insured to release all the asbestos claims and other products coverage potentially available under the applicable insurance policies by making specified payments to the insured on a quarterly basis from March 2005 to December 2016. Between March 31, 2006 and March 25, 2008 the insured entered into a series of receivable sale agreements with AICC whereby AICC purchased the insured's March 2006 to December 2016 receivables of $365,000 for $278,930. The Company did not reduce its loss reserves for the agreements between the insured and AICC.

On October 27, 2009 AIG Funding, Inc. (AIGF) entered into an assignment and assumption agreement with AICC whereby AIGF assumed the remaining outstanding receivables from AICC, at net book value, as a partial payment against outstanding intercompany loan principal balances owed to AIGF by AICC. The amount, at net book value, was $225,962.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

NOTE 6 - REINSURANCE
--------------------

     In the ordinary course of business, the Company reinsures certain risks with affiliates and other companies. Such arrangements serve to limit the Company's maximum loss on catastrophes and large and unusually hazardous risks. To the extent that any reinsuring company might be unable to meet its obligations, the Company would be liable for its respective participation in such defaulted amounts. The Company purchased catastrophe excess of loss reinsurance covers protecting its net exposures from an excessive loss arising from property insurance losses and excessive losses in the event of a catastrophe under workers' compensation contracts issued without limit of loss.

     During 2009, 2008 and 2007, the Company's net premiums written and net premiums earned were comprised of the following:

                                              2009                        2008                        2007
                                   -------------------------   -------------------------   -------------------------
FOR THE YEARS ENDED DECEMBER 31,     WRITTEN        EARNED       WRITTEN        EARNED       WRITTEN        EARNED
--------------------------------   -----------   -----------   -----------   -----------   -----------   -----------
Direct premiums                    $ 6,293,106   $ 6,258,037   $ 6,346,614   $ 5,967,292   $ 5,450,523   $ 5,319,330
Reinsurance premiums assumed:
   Affiliates                       13,353,275    15,180,172    17,910,581    20,121,728    22,972,380    22,951,382
   Non-affiliates                      560,836       632,527       301,155       503,276       528,953       493,411
                                   -----------   -----------   -----------   -----------   -----------   -----------
      GROSS PREMIUMS                20,207,217    22,070,736    24,558,350    26,592,296    28,951,856    28,764,123
                                   -----------   -----------   -----------   -----------   -----------   -----------
Reinsurance premiums ceded:
   Affiliates                       13,322,772    14,735,091    16,925,631    18,259,644    19,911,172    19,869,772
   Non-affiliates                    1,140,940     1,246,179     1,053,565     1,067,568     1,264,103     1,227,602
                                   -----------   -----------   -----------   -----------   -----------   -----------
      NET PREMIUMS                 $ 5,743,505   $ 6,071,466   $ 6,579,154   $ 7,265,084   $ 7,776,581   $ 7,666,749
                                   ===========   ===========   ===========   ===========   ===========   ===========

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The maximum amount of return commissions which would have been due reinsurers if all of the Company's reinsurance had been cancelled as of December 31, 2009 and 2008 with the return of the unearned premium reserve is as follows:

                       ASSUMED REINSURANCE        CEDED REINSURANCE               NET
                     -----------------------   -----------------------   ---------------------
                      UNEARNED                  UNEARNED                 UNEARNED
                       PREMIUM    COMMISSION    PREMIUM     COMMISSION    PREMIUM   COMMISSION
                      RESERVES      EQUITY      RESERVES      EQUITY     RESERVES     EQUITY
                     ----------   ----------   ----------   ----------   --------   ----------
DECEMBER 31, 2009:
   Affiliates        $7,795,151   $1,036,216   $7,324,831   $  980,942   $470,320    $ 55,274
   Non affiliates       596,114       79,242      399,445   $   53,492    196,669      25,750
                     ----------   ----------   ----------   ----------   --------    --------
   TOTALS            $8,391,265   $1,115,458   $7,724,276   $1,034,434   $666,989    $ 81,024
                     ==========   ==========   ==========   ==========   ========    ========
DECEMBER 31, 2008:
   Affiliates        $9,216,633   $1,213,853   $8,644,760   $1,132,628   $571,873    $ 81,225
   Non affiliates       667,805       87,952      504,664   $   66,120    163,142      21,832
                     ----------   ----------   ----------   ----------   --------    --------
   TOTALS            $9,884,438   $1,301,805   $9,149,424   $1,198,748   $735,015    $103,057
                     ==========   ==========   ==========   ==========   ========    ========

As of December 31, 2009 and 2008, and for the years then ended, the Company's unearned premium reserves, paid losses and LAE, and reserves for losses and LAE (including IBNR), have been reduced for reinsurance ceded as follows:

                        UNEARNED      PAID     RESERVES FOR
                        PREMIUM      LOSSES     LOSSES AND
                        RESERVES    AND LAE         LAE
                       ----------   --------   ------------
DECEMBER 31, 2009:
   Affiliates          $7,324,831   $150,519    $33,903,933
   Non-affiliates         399,445    348,225      3,203,311
                       ----------   --------    -----------
   TOTAL               $7,724,276   $498,744    $37,107,244
                       ==========   ========    ===========
DECEMBER 31, 2008:
   Affiliates          $8,644,760   $288,984    $34,199,712
   Non-affiliates         504,664    390,595      2,482,579
                       ----------   --------    -----------
   TOTAL               $9,149,424   $679,579    $36,682,291
                       ==========   ========    ===========

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The Company's unsecured reinsurance recoverables as of December 31, 2009 in excess of 3.0% of its capital and surplus is set forth in the table below:

                                                             NAIC Co.
REINSURER                                                      CODE        AMOUNT
----------------------------------------------------------   --------   -----------
Affilliates:
      National Union Pool                                      19380    $39,176,227
      AIU Insurance Company                                                 159,399
      American International Reinsurance Co. Ltd.                 --        308,398
      Chartis Overseas Ltd                                                  437,619
      AIG Global Trade And Political Risk Ins Company          10651        252,319
      United Guaranty Insurance Company                        11715         39,366
      Lexington Insurance Company                              19437         19,204
      American International Life Assurance Co. of NY (US)     60607          5,131
      Chartis Specialty Insurance Company                      26883          7,665
      Chartis Select Insurance Company                         10932          3,674
      Audubon Insurance Company                                19933          1,183
      Ascot Syndicate Lloyd's 1414                                --          2,304
      Chartis Europe SA                                           --         16,501
      Chartis Insurance UK Ltd                                    --          6,439
      Chartis Insurance Company of Canada                         --          5,465
      Landmark Insurance Company                                  --          1,132
      Other affiliates less than $1.0 million                     --          5,290
                                                                        -----------
   TOTAL AFFILIATES                                                     $40,447,316
                                                                        -----------
Non-Affilliates:                                                                 --
                                                                        -----------
   TOTAL AFFILIATES AND NON-AFFILIATES                                  $40,447,316
                                                                        ===========

During 2009, 2008, and 2007, the Company reported in its Statements of Income statutory losses (gains) of $11,466, $173, and $(4,270), respectively, as a result of losses incurred from commutations with the following reinsurers:

COMPANY                                     2009    2008     2007
---------------------------------------   -------   ----   -------
American International Reinsurance Co.    $10,855   $ --   $    --
Nichido                                        --     --    (4,422)
Other reinsurers less than $1.0 million       611    173       152
                                          -------   ----   -------
TOTAL                                     $11,466   $173   $(4,270)
                                          =======   ====   =======

As of December 31, 2009 and 2008, the Company had reinsurance recoverables on paid losses in dispute of $135,255 and $118,898, respectively.

During 2009, 2008 and 2007, the Company wrote-off reinsurance recoverable balances of $9,450, $(5,178) and $14,497, respectively.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

As described in Note 5, the Company is party to an inter-company pooling agreement. In the ordinary course of business, the Company also assumes business, primarily from affiliated entities. As of December 31, 2009 and 2008, the Company's premium receivable and losses payable on assumed business are as follows:

                             2009                               AFFILIATE   NON-AFFILIATE     TOTAL
-------------------------------------------------------------   ---------   --------------- --------
Premiums in course of collection                                 $184,440      $26,399      $210,839
Reinsurance payable on paid loss and loss adjustment expenses     209,384       12,491       221,875

                             2008                               AFFILIATE   NON-AFFILIATE     TOTAL
-------------------------------------------------------------   ---------   -------------   --------
Premiums in course of collection                                 $428,532       $6,834      $435,366
Reinsurance payable on paid loss and loss adjustment expenses     502,228        6,457       508,685

In 2009, the primary component of the affiliated assumed reinsurance balances summarized above were due from and to Chartis Specialty Insurance Company (formerly known as American International Specialty Lines Insurance Company) and LEX. In 2009, AIIC was no longer an affiliate.

In 2008, the primary components of the affiliated assumed reinsurance balances summarized above relate to reinsurance agreements with member companies of the Personal Lines Pool (AIIC) and Chartis Specialty Insurance Company (CSIC).

By virtue of participation in the inter-company pooling agreement, the Company's premium receivable and losses payable on assumed reinsurance attributable to parties excluded from the Commercial Pool as of December 31, 2009 and 2008 are as follows:

                                                                       2009                2008
                                                                -----------------   ------------------
Caption                                                           CSIC      LEX       AIIC       CSIC
-------------------------------------------------------------   -------   -------   --------   -------
Premiums in course of collection                                $45,094   $21,846   $105,692   $92,674
Reinsurance payable on paid loss and loss adjustment expenses    80,087    19,860    122,908    87,616

NOTE 7 - RETROACTIVE REINSURANCE
--------------------------------

In 2008, the Company commuted a reinsurance treaty ceded to an affiliate, American International Reinsurance Co. (AIRCO), which incepted in 1998 and was accounted for as retroactive reinsurance. During 2008, the Company recorded the following changes to Reserves Transferred, Paid Losses Reimbursed or Recovered, Consideration Paid or Received and Special Surplus from Retroactive Reinsurance attributable to this commutation were as follows:

                                                  2008
                                               ---------
Reserves transferred                           $(401,754)
Paid losses recovered                           (355,164)
Consideration paid                              (212,172)
Special surplus from retroactive reinsurance     (46,592)

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The Company's retroactive reinsurance reserve balances (as reinsured or as reinsurer) as of December 31, 2009 and 2008, are set forth in the table below:

                                                             2009               2008
                                                       ----------------   ----------------
REINSURER                                              ASSUMED    CEDED   ASSUMED    CEDED
-------------------------------------------------      -------   ------   -------   ------
Chartis Specialty Insurance Co.                         $2,952   $   --   $2,967   $   --
Commerce and Industry Insurance Company of Canada        4,405       --    4,405       --
Lyndon Property Ins. Co.                                    --    1,465       --    1,785
Transatlantic                                               --       --       --    1,380
All other reinsurers less than 1.0 million                  --      675       --    2,014
                                                        ------   ------   ------   ------
   TOTAL                                                $7,357   $2,140   $7,372   $5,179
                                                        ======   ======   ======   ======

NOTE 8 - DEPOSIT ACCOUNTING ASSETS AND LIABILITIES
--------------------------------------------------

Certain of the products offered by the Company include funding components or have been structured in a manner such that little or no insurance risk is transferred. Funds received in connection with these arrangements are recorded as deposit liabilities, rather than premiums and incurred losses. In addition, the Company has entered into several ceded reinsurance arrangements, both treaty and facultative, which were determined to be deposit agreements. Conversely, funds paid in connection with these arrangements are recorded as deposit assets, rather than as ceded premiums and ceded incurred losses.

As of December 31, 2009 and 2008, the Company's deposit assets and liabilities were comprised of the following:

                     DEPOSIT     DEPOSIT     FUNDS HELD    FUNDS HELD
                      ASSETS   LIABILITIES     ASSETS     LIABILITIES
                     -------   -----------   ----------   -----------
DECEMBER 31, 2009:
   Direct             $   --     $ 93,380      $    --        $--
   Assumed                --       95,014       93,433         --
   Ceded               1,684           --           --         --
                      ------     --------      -------        ---
   TOTAL              $1,684     $188,394      $93,433        $--
                      ======     ========      =======        ===

                      DEPOSIT     DEPOSIT     FUNDS HELD    FUNDS HELD
                      ASSETS    LIABILITIES     ASSETS     LIABILITIES
                     --------   ------------------------   -----------
DECEMBER 31, 2008:
   Direct            $     --     $101,097      $    --      $     --
   Assumed                 --       97,668       93,433            --
   Ceded              559,534           --           --       510,960
                     --------     --------      -------      --------
   TOTAL             $559,534     $198,765      $93,433      $510,960
                     ========     ========      =======      ========

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

A reconciliation of the Company's deposit asset and deposit liabilities as of December 31, 2009 and 2008 is set forth in the table below:

                                                           2009                      2008
                                                 -----------------------   -----------------------
                                                  DEPOSIT      DEPOSIT      DEPOSIT      DEPOSIT
                                                   ASSETS    LIABILITIES     ASSETS    LIABILITIES
                                                 ---------   -----------   ---------   -----------
BALANCE AT JANUARY 1                             $ 559,534    $ 198,765    $ 793,216    $ 200,040
   Deposit activity, including loss recoveries    (625,704)      (8,404)    (264,327)          83
   Interest income or expense, net of
      amortization of margin                        25,825       (1,967)      12,739       (1,358)
   Non-admitted asset portion                       42,029           --       17,906           --
                                                 ---------    ---------    ---------    ---------
BALANCE AT DECEMBER 31                           $   1,684    $ 188,394    $ 559,534    $ 198,765
                                                 =========    =========    =========    =========

                                      2009                       2008
                            ------------------------   ------------------------
                            FUNDS HELD    FUNDS HELD   FUNDS HELD    FUNDS HELD
                              ASSETS     LIABILITIES     ASSETS     LIABILITIES
                            ----------   -----------   ----------   -----------
BALANCE AT JANUARY 1          $93,433     $ 510,960    $ 104,412    $ 734,590
   Contributions                   --           377           --          152
   Withdrawals                     --      (533,982)     (10,979)    (251,335)
   Interest                        --        22,645           --       27,553
                              -------     ---------    ---------    ---------
BALANCE AT DECEMBER 31        $93,433     $      --    $  93,433    $ 510,960
                              =======     =========    =========    =========

The Company also reinsures risks and assumes reinsurance from other affiliates. As agreed upon with NY SAP, transactions with Union Excess Reinsurance Company Ltd. (Union Excess) are treated as affiliated.

On December 16, 2009, all contracts ceded by the Company directly or indirectly to Union Excess were commuted and the net balances among all the parties have been settled. As a result of such settlement of balances, the Company received net cash of $46,273, securities of $2,416, and the release of $303,085 of funds held liabilities for the settlement of deposit assets of $407,410 with a non-admitted portion of $42,029. Also, during 2009, loss recoveries from Union Excess resulted in decreases in deposit assets and funds held liabilities of $230,897. The net effect of these transactions was to reduce surplus to policyholders by $13,607.

The Company also holds a note from Union Excess in the amount of $39,065. The note is secured by the proceeds of a certain swap transaction between Union Excess and Starr International Company, Inc. (SICO). SICO is contesting liability under the swap; as such, the Company has provided a 100% valuation allowance.

During 2008, the Company commuted deposit balances of $49,917 with a participant in the Union Excess reinsurance programs, resulting in no gain or loss to the Company, and balances of $149,584 with European Reinsurance Company Ltd., resulting in a loss of $2,452.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

NOTE 9 - FEDERAL INCOME TAXES
-----------------------------

The Company files a consolidated U.S. federal income tax return with the Ultimate Parent and its domestic subsidiaries.

Beginning in January 1, 2008, a tax Sub Group was formed among twenty seven Chartis U.S. Inc. (formerly known as AIG Commercial Insurance Group, Inc.) and United Guaranty Companies under Chartis, Inc. The tax Sub Group will be allocated tax and will pay or receive its portion of the consolidated tax benefit or liability as if the Sub Group were filing its own consolidated income tax return except that AIG, Inc. will also reimburse the Sub Group Parent currently for any Sub Group tax attributes utilized in the AIG, Inc. consolidated income tax return to the extent they were not otherwise utilized on a separate company basis.

Once the tax is allocated to the Sub Group, the Sub Group then allocates taxes to member companies as if the member companies were on a separate return basis except that current benefit for losses is given if losses or tax attributes are utilized by the Sub Group.

In addition, to the provisions outlined above, the agreement further provides that:

..    Any tax realized by the Company from triggering the deferred inter-company gain (as determined under Treasury Regulation Section 1.1502-13) of a "Qualifying Transaction" will be paid by AIG, Inc. A Qualifying Transaction is the transfer or sale of the stock or substantially all of the assets of an operating subsidiary which results in a deferred inter-company gain, including the pre-existing deferred inter-company gain from a prior sale or transfer.

..    As of the effective date of the agreement and for future periods, Chartis,
     Inc. assumed or will assume each Sub Group members' Tax Reserve in a deemed capital transaction. Tax Reserves mean any unrecognized tax benefit recorded in accordance with ASC 740 and any tax liability recorded as the result of an agreed upon adjustment with the tax authorities.

..    The tax sharing agreement was modified to be consistent with the AIG, Inc.
     and Federal Reserve Bank of New York Credit Agreement ("Credit Agreement"). Generally, the amended agreement provides that in an Asset Sale the Company will remit to AIG, Inc. no more than it otherwise would have absent the Credit Agreement.

..    In the event the Company is deconsolidated from the AIG consolidated federal income tax return, AIG Parent, Sub Group Parent, and the Company will determine under a separate agreement the final allocation of tax attributes and the final settlement of inter-company tax balances.

Pursuant to the current tax sharing agreement, Chartis, Inc. currently holds tax liabilities related to uncertain tax positions and tax liabilities recorded as the result of agreed upon adjustments with the tax authorities of $265,568 through 2009. In addition, AIG assumed tax of $952,593 and $307,216 relating to qualifying on asset sales in accordance with the Credit Agreement during 2009 and 2008, respectively.

For 2007, the Company filed a consolidated U.S. federal income tax return with the Ultimate Parent and its domestic subsidiaries pursuant to a tax sharing agreement. The agreement provides that the Ultimate Parent will not charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company if it had filed a separate federal income tax return. In addition, the agreement provides that the Company will be reimbursed by the Ultimate Parent for tax benefits relating to any net losses or any tax credit of the Company utilized in filing the consolidated return.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The federal income tax recoverable/payable in the accompanying statement of admitted assets, liabilities, and capital and surplus are due to/from the Parent. The statutory U.S. federal income tax rate is 35% at December 31, 2009.

The Paragraph references in the tables below refer to corresponding paragraphs in SSAP 10R.

The components of the Company's net deferred tax assets/liabilities as of December 31, 2009 and 2008 are as follows:

                                                                2009                                2008
                                                 ----------------------------------   -------------------------------
As of December 31,                                ORDINARY     CAPITAL     TOTAL      ORDINARY   CAPITAL     TOTAL
----------------------------------------------   ----------   --------   ----------   --------  --------   ----------
Gross deferred tax assets                        $1,091,055   $211,981   $1,303,036   $928,226  $177,059   $1,105,285
   Less: valuation allowance                             --         --           --         --        --           --
                                                 ----------   --------   ----------   --------  --------   ----------
Adjusted gross DTAs after valuation allowance     1,091,055    211,981    1,303,036    928,226   177,059    1,105,285
Gross deferred tax liabilities                      (81,360)        --      (81,360)   (55,331)  (88,452)    (143,783)
                                                 ----------   --------   ----------   --------  --------   ----------
Net deferred tax assets/(liabilities) before
   admissibility test                             1,009,695    211,981    1,221,675    872,895    88,607      961,502
                                                 ==========   ========   ==========   ========  ========   ==========

Admitted pursuant to:
Carried back losses that reverse in subsequent
   calendar year                                         --     99,485       99,485         --        --           --
The lesser of adjusted gross DTAs realizable
   within 12 months or 10% statutory surplus        344,939         --      344,939    363,447        --      363,447
Adjusted gross DTAs that can be offset against
   DTLs                                              81,360         --       81,360     55,331    88,452      143,783

Additional admitted DTAs
Carried back losses that reverse in subsequent
   three calendar year                                   --     10,756       10,756         --        --           --
The lesser of adjusted gross DTAs realizable
   within 36 months or 15% statutory surplus        232,118         --      232,118         --        --           --
Adjusted gross DTAs that can be offset against
   DTLs                                                  --         --           --         --        --           --
                                                 ----------   --------   ----------   --------  --------   ----------
Total admitted deferred tax asset                   658,417    110,241      768,658    418,778    88,452      507,230
Deferred DTLs                                       (81,360)        --      (81,360)   (55,331)  (88,452)    (143,783)
                                                 ----------   --------   ----------   --------  --------   ----------
Net admitted DTAs                                   577,057    110,241      687,298    363,447        --      363,447
Non admitted DTAs                                   432,638    101,740      534,377    598,055        --      598,055
                                                 ----------   --------   ----------   --------  --------   ----------
Total net DTAs                                    1,009,695    211,981    1,221,675    961,502        --      961,502
                                                 ==========   ========   ==========   ========  ========   ==========

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The Company has elected to admit DTAs pursuant to Paragraph 10.e. It recorded an increase in admitted DTAs as the result of its election to employ the provisions of Paragraph 10.e. as follows:

                                                                             CHANGE DURING 2009
                                                                       -----------------------------
                             DESCRIPTION                               ORDINARY   CAPITAL    TOTAL
--------------------------------------------------------------------   --------   -------   -------
Gross deferred tax assets                                               162,829    34,922   197,751
   Less: valuation allowance                                                 --        --        --
                                                                        -------   -------   -------
Adjusted gross DTAs after valuation allowance                           162,829    34,922   197,751
Gross deferred tax liabilities                                          (26,029)   88,452    62,423
                                                                        -------   -------   -------
Net deferred tax assets/(liabilities) before admissibility test         136,800   123,374   260,174
                                                                        =======   =======   =======

Admitted pursuant to:
Carried back losses that reverse in subsequent calendar year                 --    99,485    99,485
The lesser of adjusted gross DTAs realizable within 12 months or 10%
   statutory surplus                                                    (18,508)       --   (18,508)
Adjusted gross DTAs that can be offset against DTLs                      26,029   (88,452)  (62,423)

Additional admitted DTAs
Carried back losses that reverse in subsequent three calendar year           --    10,756    10,756
The lesser of adjusted gross DTAs realizable within 36 months or 15%
   statutory surplus                                                    232,118        --   232,118
Adjusted gross DTAs that can be offset against DTLs                          --        --        --
                                                                        -------   -------   -------
Total admitted deferred tax asset                                       239,639    21,789   261,428
Deferred DTLs                                                           (26,029)   88,452    62,423
                                                                        -------   -------   -------
Net admitted DTAs                                                       213,610   110,241   323,851
Non-admitted DTAs                                                       (76,810)   13,133   (63,677)
                                                                        -------   -------   -------
Total net DTAs                                                          136,800   123,374   260,174
                                                                        =======   =======   =======

The amount of admitted deferred tax assets, admitted assets, statutory surplus and total adjusted capital in the risk-based capital calculation resulting from the use of paragraph 10.a., 10.b., 10.c., and 10.e. are as follows:

             DESCRIPTION                WITH PARA S 10.A.-C   WITH PARA S 10.E.   DIFFERENCE
-------------------------------------   -------------------   -----------------   ----------
Admitted DTAs                                   444,424             687,298          242,874
Admitted assets                                 525,926             769,731          243,805
Statutory surplus                             1,202,312           1,803,468          601,156
Total adjusted capital                       11,718,096          11,718,096               --
Authorized control level used in 10.d         2,574,862           2,574,862               --

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

During 2009, 2008 and 2007, the Company's current income tax expense/ (benefit) was comprised of the following:

For the years ended December 31,                          2009       2008       2007
----------------------------------------------------   ---------   --------   --------
Income tax expense/(benefit) on net underwriting and
   investment income                                   ($384,905)  $ 67,928   $424,729
Tax on capital gains/(losses)                            930,452    (13,526)     3,076
Foreign income tax expense                                 6,290         --
Federal income tax adjustment - prior years                1,479    (28,151)    85,892
                                                       ---------   --------   --------
CURRENT INCOME TAX EXPENSE INCURRED                    $ 553,316   $ 26,251   $513,694
                                                       =========   ========   ========

The composition of the Company's net deferred tax assets as of December 31, 2009 and 2008, along with the changes in deferred income taxes for 2009, is set forth in the table below:

AS OF DECEMBER 31,                                    2009         2008        CHANGE    CHARACTER
------------------------------------------------   ----------   ----------   ---------   ---------
Deferred tax assets:
   Loss Reserve Discount                           $  353,686   $  378,131   ($ 24,445)     Ord
   Non -Admitted Assets                               224,679      144,894      79,785      Ord
   Unearned Premium Reserve                           247,259      267,944     (20,685)     Ord
   Unrealized Capital Losses                            5,519           --       5,519      Cap
   Partnerships                                            --           --          --      Ord
   Pension Adjustments                                     --           --          --      Ord
   Bad Debt Expense                                    94,049      134,704     (40,655)     Ord
   NOL                                                     --           --          --      Ord
   FTC                                                  2,109           --       2,109      Ord
   RCG                                                352,568      195,427     157,141      Cap
   Other Temporary Differences                         23,167        4,185      18,982      Ord
                                                   ----------   ----------   ---------
      GROSS DEFERRED TAX ASSETS                     1,303,036    1,125,285     177,751
   Non-admitted deferred tax assets                  (534,378)    (598,055)     63,677
                                                   ----------   ----------   ---------
   ADMITTED DEFERRED TAX ASSETS                       768,658      527,230     241,428
                                                   ==========   ==========   =========
Deferred tax liabilities:
   Unrealized capital gains                                $-   $  (88,452)  $  88,452      Ord
   Investments                                             --       (3,981)      3,981
   Depreciation                                            --      (22,091)     22,091
   Bond discount                                           --      (11,610)     11,610
   Other temporary differences                        (81,360)     (17,649)    (63,711)     Cap
                                                   ----------   ----------   ---------
      GROSS DEFERRED TAX LIABILITIES                  (81,360)    (143,783)     62,423
                                                   ----------   ----------   ---------
   NET ADMITTED DEFERRED TAX ASSETS                   687,298      383,447     303,850
                                                   ==========   ==========   =========
Gross deferred tax assets                           1,303,036    1,125,285     177,751
Gross deferred tax liabilities                        (81,360)    (143,783)     62,423
                                                   ----------   ----------   ---------
NET DEFERRED TAX ASSETS                             1,221,676      981,502     240,173
Income tax effect of unrealized capital gains                                   93,971
                                                                             ---------
Total change in deferred tax                                                   146,203
                                                                             =========
Change in deferred tax - current year                                           38,269
Change in deferred tax - prior period correction                               127,934

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The application of SSAP 10R requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not to be realized (a likelihood of more than 50 percent). Significant judgment is required to determine whether a valuation allowance is necessary and the amount of such valuation allowance, if appropriate. When making its assessment about the realization of its deferred tax assets at December 31, 2009, the Company considered all available evidence, as required by income tax accounting guidance, including:

..    the nature, frequency, and severity of current and cumulative financial reporting losses;

..    transactions completed, including the sale of PAG, and transactions expected to be completed in the near future;

..    the carryforward periods for the net operating and capital loss and foreign tax credit carryforward;

..    the application of the amended tax sharing agreement between the Tax Sub
     Group and the Ultimate Parent; and

..    tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax assets.

Estimates of future taxable income generated from specific transactions and tax planning strategies discussed above could change in the near term, perhaps materially, which may require the Company to adjust its valuation allowance. Such adjustments, either positive or negative, could be material to the Company's financial condition or its results of operations for an individual reporting period.

At December 31, 2009, the Company recorded gross deferred tax assets before valuation allowance of $1,303,036. The full amounts are more likely than not to be realized. Therefore, the Company reflected zero valuation allowance against its deferred tax assets.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

The actual tax expense on income from operations differs from the tax expense calculated at the statutory tax rate. A reconciliation of the Company's income tax expense and the significant items causing this difference for the years ended December 31, 2009, 2008 and 2007 are as follows:

                                                            2009                       2008                      2007
                                                  ------------------------   -----------------------   -----------------------
                                                     AMOUNT     TAX EFFECT     AMOUNT     TAX EFFECT      AMOUNT    TAX EFFECT
                                                  -----------   ----------   ----------   ----------   ----------   ----------
Net income before federal income taxes
   and capital gains taxes                        $ 1,394,300   $ 488,005    $1,395,995   $ 488,598    $1,798,601   $ 629,510
BOOK TO TAX ADJUSTMENTS:
   Tax exempt income                                 (379,686)   (132,890)     (479,107)   (167,687)     (766,259)   (268,191)
   Intercompany dividends                            (287,872)   (100,755)     (503,426)   (176,199)     (139,912)    (48,969)
   Subpart F Income, Gross-Up & FTC                        --          --
   Meals and entertainment                                909         318         1,490         522         1,846         646
   Non-deductible penalties                               767         268           803         281         1,592         557
   Change in non-admitted assets                     (227,957)    (79,785)      244,297      85,504       (29,824)    (10,438)
   Federal income tax adjustments - prior years            --      17,098            --       5,332            --      80,466
   Change in tax positions                                 --      50,468            --      27,569            --      38,078
   Audit Adjustments - other adjustments                   --          --            --          --            --          --
   Remediation adjustments                                 --          --            --          --            --          --
   Other                                                   --       3,603            --          --            --          --
   Sale of divested entities                          (27,239)     (9,534)           --          --            --          --
   Sale of ILFC                                       795,000     278,250      (186,625)    (65,319)           --          --
                                                  -----------   ---------    ----------   ---------    ----------   ---------
      TOTAL BOOK TO TAX ADJUSTMENTS                  (126,078)     27,042      (922,568)   (289,998)     (932,557)   (207,851)
                                                  -----------   ---------    ----------   ---------    ----------   ---------
TOTAL FEDERAL TAXABLE INCOME AND TAX              $ 1,268,222   $ 515,047    $  473,427   $ 198,600    $  866,044   $ 421,659
                                                  ===========   =========    ==========   =========    ==========   =========
   Current federal income tax                                    (377,136)                   39,777                   510,618
   Income tax on net realized capital gains                       930,452                   (13,526)                    3,076
   Change in net deferred income taxes                            (38,269)                  172,349                   (92,036)
                                                                ---------                 ---------                 ---------
   TOTAL FEDERAL INCOME TAX                                       515,047                   198,600                   421,658
                                                                =========                 =========                 =========

The amount of federal income tax incurred and available for recoupment in the event of future net operating losses for tax purposes for 2009 is set forth in the table below:

YEAR   ORDINARY   CAPITAL    TOTAL
----   --------   -------   -------
2007     None     343,131   343,131

2008     None      67,927    67,927
2009     None        None      None

As of December 31, 2009, the Company had $2,109 foreign tax credits carry forwards available to offset against future taxable income. The Company had no unused net operating loss or capital loss carry forwards or tax credits available to offset against future taxable income as of December 31, 2009 and 2008. Federal income taxes paid to (recovered from) the Ultimate Parent amounted to $102,218 during 2009, $53,271 during 2008, and $304,501 during 2007.

As of December 31, 2009, the Company had no deposits under IRC (S) 6603.

Under the current tax allocation agreement, interest and penalties related to uncertain tax positions taken by the company are accrued not by the Company but by Chartis, Inc., the Subgroup parent. At December 31, 2009 and 2008, the interest accrued by Chartis Inc. relating to the Company's uncertain tax positions was $17,426 and $9,400.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

Listed below are the tax years that remain subject to examination by major tax jurisdictions:

AT DECEMBER 31, 2009

MAJOR TAX JURISDICTIONS   OPEN TAX YEARS
-----------------------   --------------
UNITED STATES             2000 - 2008

NOTE 10 - PENSION PLANS AND DEFERRED COMPENSATION ARRANGEMENTS
--------------------------------------------------------------

A.   PENSION PLAN
     ------------

     Employees of AIG, the ultimate holding company, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

     AIG's U.S. retirement plan is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974. All employees of AIG and most of its subsidiaries and affiliates who are regularly employed in the United States, including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with five or more years of service is to pension benefits beginning at normal retirement at age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with ten or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee terminates with less than five years of service, such employees forfeit their right to receive any pension benefits accumulated thus far.

     Annual funding requirements are determined based on the Projected Unit Credit Cost Method which attributes a pro-rata portion of the total projected benefit payable at normal retirement to each year of credited service.

     The following table sets forth the funded status of the AIG US retirement plan, valued in accordance with NAIC Statement of Statutory Accounting Principles (SSAP) No. 89, Accounting for Pensions.

AS OF DECEMBER 31,                     2009         2008
------------------                  ----------   ----------
Fair value of plan assets           $3,350,505   $2,723,034
Less projected benefit obligation    3,366,515    3,378,510
                                    ----------   ----------
Funded status                       $  (16,010)  $ (655,476)
                                    ==========   ==========

     The Company's share of net expense for the qualified pension plan was $14,701, $7,149 and $5,279 for the years ended December 31, 2009, 2008 and
     2007, respectively. The allocation from the holding company is based on payroll for the Company.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     In March 2009, AIG contributed approximately $420,000 to the AIG US retirement plan.

B.   POSTRETIREMENT BENEFIT PLANS
     ----------------------------

     AIG's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of ten years of service. Retirees and their dependents who were 65 by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 or prior to January 1, 1993 pay the active employee premium if under age 65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination and a lifetime maximum benefit of $2,000. The maximum life insurance benefit prior to age 70 is $32 with a maximum $25 thereafter.

     Effective January 1, 1993, both plans' provisions were amended. Employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5 for retirement at ages 55 through 59 and $10 for retirement at ages 60 through 64 and $15 from retirement at ages 65 and over.

     AIG's U.S. postretirement medical and life insurance benefits obligations, valued in accordance with NAIC Statement of Statutory Accounting Principles
     (SSAP) No. 11, Postemployment Benefits and Compensated Absences, as of December 31, 2009 and 2008 were $200,768 and $198,015, respectively. These obligations are not funded currently. The Company's allocated share of other postretirement benefit plan expenses were $112, $280 and $328 for the years ended December 31, 2009, 2008 and 2007, respectively.

     AIG is the Plan Sponsor of the pension, postretirement and benefit plans and is ultimately responsible for the conduct of the plans. The Company is only obligated to the extent of their allocation of expenses from these plans. The allocation from the holding company is based on payroll for the Company.

     The weighted average assumptions that were used to determine its pension benefit obligations as of December 31, 2009, 2008 and 2007 are set forth in the table below:

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

AS OF DECEMBER 31,                               2009                2008                2007
------------------                        -----------------   -----------------   -----------------
Discount rate                                   6.00%               6.50%               6.50%
Rate of compensation increase (average)         4.00%               4.25%               4.25%
Measurement date                          December 31, 2009   December 31, 2008   December 31, 2007
Medical cost trend rate                          N/A                 N/A                 N/A

C.   STOCK OPTIONS AND DEFERRED COMPENSATION PLAN
     --------------------------------------------

     Some of the Company's officers and key employees could receive compensation pursuant to awards under several share-based employee compensation plans; AIG 1999 Stock Option Plan, as amended; AIG 1996 Employee Stock Purchase Plan, as amended; AIG 2002 Stock Incentive Plan, as amended under which AIG has issued time-vested restricted stock units and performance restricted stock units; AIG 2007 Stock Incentive Plan, as amended, and the AIG 2005-2006 Deferred Compensation Profit Participation Plan. AIG currently settles share option exercises and other share awards to participants by issuing shares it previously acquired and holds in its treasury account. During 2009, 2008 and 2007, AIG allocated $13,270, $19,161 and $14,808, respectively, of these stock options and certain other deferred compensation programs to the Company.

D.   POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES
     -------------------------------------------------

     AIG provides certain benefits to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such expenses include long-term disability benefits, medical and life insurance continuation and COBRA medical subsidies. The costs of these plans are borne by AIG.

E.   IMPACT OF MEDICARE MODERNIZATION ACT ON POST RETIREMENT BENEFITS
     ----------------------------------------------------------------

     On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The postretirement medical plan benefits provided by the plan are actuarially equivalent to Medicare Part D under the 2003 Medicare Act and eligible for the federal subsidy. Effective January 1, 2007, this subsidy is passed on to the participants through reduced contributions. The expected amount of subsidy that AIG will receive for 2009 is $3,500.

NOTE 11 - CAPITAL AND SURPLUS AND DIVIDEND RESTRICTIONS
-------------------------------------------------------

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

A.   CAPITAL AND SURPLUS
     -------------------

     The portion of unassigned surplus as of December 31, 2009 and 2008 represented by each item below is as follows:

                                  2009          2008
                              -----------   -----------
Unrealized gains and losses   $ 5,274,143   $ 5,805,880
Non-admitted asset values      (1,155,586)   (1,188,887)
Provision for reinsurance         (93,549)     (100,847)

     In calculating the provision for reinsurance as of December 31, 2009, Management utilized collateral including letters of credit and assets in trust provided by its Ultimate Parent of $283,790 and $368,817, respectively. The use of these assets was approved by the domiciliary regulator.

     The changes in unrealized gains and non-admitted assets reported in the Statements of Income and Changes in Capital and Surplus were derived as follows:

Change in net unrealized gains                 2009
----------------------------------------   -----------
Unrealized gains, current year             $ 5,274,143
Unrealized gains, previous year              5,805,880
                                           -----------
Change in unrealized gains                    (531,737)

Change in tax on unrealized gains               20,011
Adjustments to beginning surplus                84,902
Amortization of goodwill                        (7,741)
                                           -----------
Change in unrealized, net of taxes         $  (434,565)
                                           ===========

Change in non-admitted asset values            2009
----------------------------------------   -----------
Non-admitted asset values, current year    $(1,155,586)
Non-admitted asset values, previous year    (1,188,887)
                                           -----------
Change in non-admitted assets                   33,301

Change in accounting principles SSAP 10R      (242,874)
Adjustments to beginning surplus                 7,789
                                           -----------
Change in non-admitted assets              $  (201,784)
                                           ===========

B.   RISK-BASED CAPITAL REQUIREMENTS
     -------------------------------

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     The NAIC has adopted a Risk-Based Capital (RBC) formula to be applied to all property and casualty insurance companies. RBC is a method of establishing the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. A company's RBC is calculated by applying different factors to various asset classes, net premiums written and loss and LAE reserves. A company's result from the RBC formula is then compared to certain established minimum capital benchmarks. To the extent a company's RBC result does not either reach or exceed these established benchmarks, certain regulatory actions may be taken in order for the insurer to meet the statutorily-imposed minimum capital and surplus requirements.

     In connection therewith, the Company has satisfied the capital and surplus requirements of RBC for the 2009 reporting period.

C.   DIVIDEND RESTRICTIONS
     ---------------------

     Under Pennsylvania law, the Company may pay cash dividends only from earned surplus determined on a statutory basis. Further, the Company is restricted (on the basis of the greater of 10% of the Company's statutory surplus as of December 31, 2009, or 100% of the Company's net income, for the year then ended) as to the amount of dividends it may declare or pay in any twelve-month period without the prior approval of the Insurance Department of the Commonwealth of Pennsylvania. In connection therewith, at December 31, 2009, the maximum dividend payments, which may be made without prior approval during 2010, is approximately $1,241,507.

     Within the limitations noted above, no dividends may be paid out of segregated surplus. There are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to stockholders. There were no restrictions placed on the Company's surplus including for whom the surplus is being held. There is no stock held by the Company for any special purpose. However, the Company has agreed to provide advance notice to Pennsylvania Insurance Department of (i) any proposed transactions between the Company and AIG or an AIG affiliate not in the ordinary course of business, and (ii) any proposed dividends or distributions.

     During 2009, the Company paid $537,000 in ordinary dividends to Chartis U.S. Inc. During 2008, the Company paid $1,737,225 in dividends to Chartis U.S. Inc. which included $1,212,225 of extraordinary dividends. All of the extraordinary dividends were approved by the Insurance Department of the Commonwealth of Pennsylvania. Refer to Note 5E for additional information.

NOTE 12 - CONTINGENCIES
-----------------------

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

A.   LEGAL PROCEEDINGS
     -----------------

     The Company is involved in various legal proceedings incident to the operation of its business. Such proceedings include claims litigation in the normal course of business involving disputed interpretations of policy coverage. Other proceedings in the normal course of business include allegations of underwriting errors or omissions, bad faith in the handling of insurance claims, employment claims, regulatory activity, and disputes relating to the Company's business ventures and investments.

     Other legal proceedings include the following:

     AIG, National Union Fire Insurance Company of Pittsburgh, Pa. (National Union), and Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company) have been named defendants (the AIG Defendants) in two putative class actions in state court in Alabama that arise out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc. (Caremark). The plaintiffs in the second-filed action have intervened in the first-filed action, and the second-filed action has been dismissed. An excess policy issued by a subsidiary of AIG with respect to the 1999 litigation was expressly stated to be without limit of liability. In the current action, plaintiffs allege that the judge approving the 1999 settlement was misled as to the extent of available insurance coverage and would not have approved the settlement had he known of the existence and/or unlimited nature of the excess policy. They further allege that the AIG Defendants and Caremark are liable for fraud and suppression for misrepresenting and/or concealing the nature and extent of coverage. In their complaint, plaintiffs request compensatory damages for the 1999 class in the amount of $3,200,000, plus punitive damages. The AIG Defendants deny the allegations of fraud and suppression and have asserted, inter alia, that information concerning the excess policy was publicly disclosed months prior to the approval of the settlement. The AIG Defendants further assert that the current claims are barred by the statute of limitations and that plaintiffs' assertions that the statute was tolled cannot stand against the public disclosure of the excess coverage. Plaintiffs, in turn, have asserted that the disclosure was insufficient to inform them of the nature of the coverage and did not start the running of the statute of limitations.

     The intervening plaintiffs had requested a stay of all trial court proceedings pending their appeal of an order dismissing certain lawyers and law firms who represented parties in the underlying class and derivative actions. After the Alabama Supreme Court affirmed the trial court's dismissal in September 2008, the intervening plaintiffs filed an Amended Complaint in Intervention on December 1, 2008, which named Caremark, AIG and certain subsidiaries, including National Union and Chartis Specialty Insurance Company, as defendants, and purported to bring claims against all defendants for deceit and conspiracy to deceive, and to bring a claim against AIG and its subsidiaries for aiding and abetting Caremark's alleged deception.

     After the defendants moved to dismiss the Amended Complaint in Intervention and, in the alternative, for a more definite statement, and the plaintiffs reached an agreement to withdraw additional motions seeking to disqualify certain plaintiffs' counsel, on March 2, 2009, the court granted the intervening plaintiffs' motion to withdraw the Amended Complaint in Intervention. On April 14, 2009, the court established a schedule for class action discovery that was scheduled to lead to a hearing on class certification in March 2010. The court has since entered an order appointing a special master to resolve certain discovery disputes and requiring the parties to submit a new discovery schedule after those disputes are resolved. The parties are presently engaged in class discovery.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     On September 2, 2005, certain AIG companies including American Home Assurance Company, AIU Insurance Company and New Hampshire Insurance Company (collectively, the AIG Parties) sued (i) The Robert Plan Corporation (RPC), an agency that formerly serviced assigned risk automobile insurance business for the AIG Parties; (ii) certain affiliates of RPC; and (iii) two of RPC's senior executives. This suit was brought in New York Supreme Court and alleges the misappropriation of funds and other violations of contractual arrangements. On September 26, 2005, RPC countersued the AIG Parties and AIG itself for, among other things, $370,000 in disgorged profits and $500,000 of punitive damages under a claim of fraud. On March 10, 2006, RPC moved to dismiss its fraud claim without prejudice for the purposes of bringing that claim in New Jersey. On that date, RPC also amended its counterclaim, setting forth a number of causes of action for breach of contract. The parties filed cross motions to dismiss various counts of the complaint and counterclaims. These motions were granted in part and denied in part by the court. RPC appealed certain aspects of the court's ruling. That appeal remains pending. On August 25, 2008, RPC, one of its affiliates, and one of the defendant RPC executives filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the Bankruptcy Code). On October 7, 2008, the Court entered an Order staying this action in light of those bankruptcy proceedings. On January 15, 2009, RPC filed a notice of removal to the United States District Court for the Southern District of New York. The action was subsequently transferred to the Eastern District of New York and then referred to the United States Bankruptcy Court for that District. The AIG Parties moved to remand the case, and the Court granted that motion on April 12, 2010. On January 19, 2010, the Court entered an Order converting the bankruptcy proceeding to one under Chapter 7 of the Bankruptcy Code.

     In July 2007, RPC (along with Eagle Insurance Company (Eagle) and Newark Insurance Corporation (Newark), two of RPC's subsidiary insurance companies) filed a separate complaint in New Jersey alleging claims for fraud and negligent misrepresentation against AIG and the AIG Parties in connection with certain 2002 contracts. That complaint seeks damages of at least $100,000, unspecified punitive damages, declaratory relief, and imposition of a constructive trust.

     Because Eagle and Newark are in liquidation with the Commissioner of the New Jersey Department of Banking and Insurance as liquidator, the AIG Parties believe that only the Commissioner -- and not RPC -- has the authority to direct Eagle and Newark to bring the claims asserted in this action. On December 7, 2007, this action was stayed pending judicial determination of this issue in the Eagle/Newark rehabilitation/liquidation proceeding. In October 2008, the Court dismissed the action without prejudice for failure to prosecute.

     Nevertheless, on January 14, 2009, RPC filed a notice of removal of the New Jersey action to the United States District Court for the District of New Jersey and, on February 2, 2009, moved to transfer the New Jersey action to the Eastern District of New York, where RPC's Chapter 11 proceeding is pending. The AIG Parties filed a motion to dismiss the case for lack of subject matter jurisdiction because the purportedly removed action had been dismissed three months before RPC filed its purported notice of removal, and consideration of RPC's transfer motion was stayed until the Court ruled on the AIG Parties' motion to dismiss. On August 10, 2009, the Court granted the AIG Parties' motion to dismiss and denied RPC's transfer motion as moot. To the AIG Parties' knowledge, since that time, RPC has not sought to have the New Jersey state court action reinstated.

     The AIG Parties believe that RPC's claims are without merit and intend to defend them vigorously, but cannot now determine whether RPC will attempt to reassert its claims in New Jersey or estimate either the likelihood of prevailing in these actions or the potential damages in the event liability is determined.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     Effective February 9, 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice (the DOJ), the United States Securities and Exchange Commission (the SEC), the Office of the Attorney General of the State of New York (the NYAG) and the New York Insurance Department (the NYDOI). The settlements resolve outstanding litigation and allegations by such agencies against AIG in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of these settlements, AIG recorded an after-tax-charge of $1,150,000 in the fourth quarter of 2005, and made payments or placed in escrow approximately $1,640,000 including (i) $375,000 into a fund under the supervision of the NYAG and NYDOI to be available principally to pay certain AIG insurance company subsidiary policyholders who purchased excess casualty policies through Marsh & McLennan Companies, Inc. and Marsh Inc. (the Excess Casualty Fund) and (ii) $343,000 into a fund under the supervision of the NYAG and the NYDOI to be used to compensate various states in connection with the underpayment of certain workers compensation premium taxes and other assessments. As of February 29, 2008, eligible policyholders entitled to receive approximately $358,700 (or 95%) of the Excess Casualty Fund had opted to receive settlement payments in exchange for releasing AIG and its subsidiaries from liability relating to certain insurance brokerage practices. In accordance with the settlement agreements, all amounts remaining in the Excess Casualty Fund were used by AIG to settle claims from other policyholders relating to such practices.

     Various state regulatory agencies have reviewed certain other transactions and practices of AIG and its subsidiaries, including the Company, in connection with certain industry-wide and other inquiries including, but not limited to, insurance brokerage practices relating to contingent commissions and the liability of certain AIG subsidiaries, including the Company, for taxes, assessments and surcharges relating to the underreporting or misreporting of workers compensation premium. On January 29, 2008 AIG reached settlements in connection with these state reviews, subject to court approval, with the Attorneys General of the States of Florida, Hawaii, Maryland, Michigan, Oregon, Texas and West Virginia, the Commonwealths of Massachusetts and Pennsylvania, and the District of Columbia; the Florida Department of Financial Services; and the Florida Office of Insurance Regulation. The settlement agreements call for AIG to pay a total of $12,500 to be allocated among the ten jurisdictions and also require AIG to continue to maintain certain producer compensation disclosure and ongoing compliance initiatives. On March 13, 2008, AIG also reached a settlement with the Pennsylvania Insurance Department, which calls for AIG to provide annual reinsurance reports and maintain certain producer compensation disclosure and ongoing compliance initiatives, and to pay a total of $13,500, $4,400 of which was previously paid to Pennsylvania in connection with prior settlement agreements.

     On February 16, 2006, the Attorney General of the State of Minnesota filed a complaint against AIG and certain of its subsidiaries, including the Company, alleging that, beginning no later than 1985, AIG made false statements and reports to Minnesota agencies and regulators, unlawfully reduced AIG's contributions and payments to Minnesota's workers' compensation funds, misreported the character of workers' compensation premiums as general or auto liability premiums, and unlawfully reduced its Minnesota tax obligations. The State of Minnesota sought injunctive relief, damages, penalties and interest. In December 2007, the parties settled the matter, which resolved claims asserted on behalf of the Minnesota Department of Revenue through tax year 2003, the Minnesota Special Compensation Fund through fiscal year 2003 and the Minnesota Attorney General through 2003, without compromising any of the claims of the Minnesota Insurance Guaranty Association, Minnesota Assigned Risk Plan or Minnesota Department of Commerce.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     On May 24, 2007, the National Workers Compensation Reinsurance Pool (NWCRP), on behalf of its participant members, filed a lawsuit against AIG and certain of its subsidiaries, including the Company (collectively, the AIG parties), with respect to the underpayment of residual market assessments for workers compensation insurance. The complaint alleges claims for violations of the Racketeer Influenced and Corrupt Organizations Act (RICO), breach of contract, fraud and related state law claims arising out of AIG's alleged underpayment of these assessments between 1970 and the present and seeks damages purportedly in excess of $1,000,000. On August 6, 2007, the court denied the AIG parties' motion seeking to dismiss or stay the complaints or in the alternative, to transfer to the Southern District of New York. On December 26, 2007, the court denied the AIG parties' motion to dismiss the complaint. On March 17, 2008, the AIG parties filed an amended answer, counterclaims and third-party claims against the National Council on Compensation Insurance (in its capacity as attorney-in-fact for the NWCRP), the NWCRP, its board members, and certain of the other insurance companies that are members of the NWCRP alleging violations of RICO, as well as claims for conspiracy, fraud, and breach of fiduciary duty. The counterclaim-and third-party defendants filed motions to dismiss on June 9, 2008. On January 26, 2009, the AIG parties filed a motion to dismiss all claims in the complaint for lack of subject-matter jurisdiction. On February 23, 2009, the Court issued an order denying the motion to dismiss the AIG parties' counterclaims; granting the portion of the third-party defendants' motion to dismiss as to the AIG parties' third-party claims for RICO violations and conspiracy; and denying the portion of the third-party defendants' motion to dismiss as to the AIG parties' third-party claims for fraud, breach of fiduciary duty and unjust enrichment. On April 13, 2009, one of the third-party defendants filed third-party counterclaims against AIG, certain of its subsidiaries and certain former executives. On August 20, 2009, the court granted the AIG parties' motion to dismiss the NWCRP's claims for lack of subject matter jurisdiction. On September 25, 2009, the AIG parties, now in the position of plaintiff, filed an amended complaint that repleads their RICO and conspiracy claims - previously counterclaims that were dismissed without prejudice - against several competitors, as well as repleads the AIG parties' already sustained claims for fraud, breach of fiduciary duty and unjust enrichment against those parties, the NWCRP and the NCCI. On October 8, 2009, one competitor filed amended counterclaims against the AIG parties. The amended counterclaim is substantially similar to the complaint initially filed by the NWCRP, but also seeks damages related to non-NWCRP states and guaranty funds, in addition to asserting claims for other violations of state law. On October 30, 2009, all of the parties now in the position of defendant - the AIG parties' competitors, the NWCRP and NCCI - filed motions to dismiss many of the AIG parties' amended claims, and the AIG parties filed a motion to dismiss many of their competitor's counterclaims. Discovery is proceeding and fact discovery is currently scheduled to be completed by March 15, 2011.

     On April 1, 2009, a purported class action was filed in Illinois federal court against AIG and certain of its subsidiaries on behalf of a putative class of NWCRP participant members with respect to the underpayment of residual market assessments for workers compensation insurance. The complaint was styled as an "alternative complaint," should the court grant the AIG parties' motion to dismiss all claims against the defendants in the NWCRP lawsuit for lack of subject matter jurisdiction. The allegations in the class action complaint are substantially similar to those filed by the NWCRP, but the complaint adds certain former AIG executives as defendants and a RICO claim against those individuals. On August 28, 2009, the class action plaintiffs filed an amended complaint, removing the AIG executives as defendants. On October 30, 2009, the AIG parties filed a motion to dismiss many of the claims asserted in the class action complaint. Class discovery has been completed; merits discovery is proceeding and is scheduled to be completed by March 15, 2011.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     On March 28, 2008, a Minnesota federal court granted AIG's motion to dismiss a lawsuit filed by the Minnesota Workers Compensation Reinsurance Association and the Minnesota Workers Compensation Insurers Association against AIG and certain of its subsidiaries, including the Company, with respect to the underpayment of residual market assessments for workers compensation insurance. On April 25, 2008, plaintiffs appealed to the United States Court of Appeals for the Eighth Circuit and also filed a new complaint making similar allegations in Minnesota state court. On April 30, 2008, substantially identical claims were also filed in Minnesota state court by the Minnesota Insurance Guaranty Association and Minnesota Assigned Risk Plan. On September 11, 2008, the parties to both actions entered into a settlement, resulting in the dismissal of all claims against AIG. In exchange for the dismissal and a broad release of claims, the financial terms of the settlement provided for AIG's payment of $21,500 to plaintiffs and waiver of its right to collect $3,500 in payments due from the plaintiffs.

     A purported class action was filed in South Carolina federal court on January 25, 2008 against AIG and certain of its subsidiaries on behalf of a class of employers that obtained workers compensation insurance from AIG companies and allegedly paid inflated premiums as a result of AIG's alleged underreporting of workers compensation premiums. An amended complaint was filed on March 24, 2008, and the AIG parties filed a motion to dismiss the amended complaint on April 21, 2008. On July 8, 2008, the court granted the AIG parties' motion to dismiss all claims without prejudice and granted plaintiff leave to refile subject to certain conditions. Plaintiffs filed their second amended complaint on July 22, 2008. On March 27, 2009, the court granted the AIG parties' motion to dismiss all claims in the second amended complaint related to pre-2001 policies and all claims against certain AIG subsidiaries, denied the motion to dismiss as to claims against AIG and the remaining subsidiaries, and granted the AIG parties' motion to strike certain allegations from the complaint. Limited discovery related to the AIG parties' filed-rate doctrine defense was conducted and certain legal issues related to that defense have been certified to the South Carolina Supreme Court for determination. However, this action no longer involves allegations of underreporting of workers' compensation premium and no longer relates to the regulatory settlements and litigation concerning those issues.

     In April 2007, the National Association of Insurance Commissioners (the
     NAIC) formed a Settlement Review Working Group, directed by the State of Indiana, to review the Workers Compensation Residual Market Assessment portion of the settlement between AIG, the NYAG, and the NYDOI. In late 2007, the Settlement Review Working Group, under the direction of Indiana, Minnesota and Rhode Island, recommended that a multi-state targeted market conduct examination focusing on workers compensation insurance be commenced under the direction of the NAIC's Market Analysis Working Group. AIG was informed of the multi-state targeted market conduct examination in January 2008. The lead states in the multi-state examination are Delaware, Florida, Indiana, Massachusetts, Minnesota, New York, Pennsylvania and Rhode Island. All other states (and the District of Columbia) have agreed to participate in the multi-state examination. To date, the examination has focused on legacy issues related to AIG's writing and reporting of workers compensation insurance between 1985 and 1996. AIG has also been advised that the examination will focus on current compliance with legal requirements applicable to such business. Although AIG has been advised by counsel engaged by the lead states to assist in their investigation that to date no determinations have been made with respect to these issues, AIG cannot predict the outcome of the investigation and there can be no assurance that any regulatory action resulting from the investigation will not have a material adverse effect on the Company and its business.

     After the NYAG filed its complaint against insurance broker Marsh, policyholders brought multiple federal antitrust and Racketeer Influenced and Corrupt Organizations Act (RICO) class actions in jurisdictions across the nation against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids. These actions, including 24 complaints filed in different federal courts naming AIG or an AIG subsidiary as a defendant, were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings.

     The consolidated actions have proceeded in that court in two parallel actions, In re insurance Brokerage Antitrust Litigation (the Commercial Complaint) and In re Employee Benefit Insurance Brokerage Antitrust Litigation (the Employee Benefits Complaint, and, together with the Commercial Complaint, the multi-district litigation).

     The plaintiffs in the Commercial Complaint are a group of corporations, individuals and public entities that contracted with the broker defendants for the provision of insurance brokerage services for a variety of insurance needs. The broker defendants were alleged to have placed insurance coverage on the plaintiffs' behalf with a number of insurance companies named as defendants, including certain AIG subsidiaries, including American Home Assurance Company (American Home), AIU Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa., Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company), Chartis Property Casualty Company (f/k/a both Birmingham Fire Insurance Company of Pennsylvania and AIG Casualty Company), Commerce and Industry Insurance Company, Lexington Insurance Company, National Union Fire Insurance Company of Louisiana, New Hampshire Insurance Company, and The Insurance Company of the State of Pennsylvania. The Commercial Complaint also named various brokers and other insurers as defendants (three of which have since settled). The Commercial Complaint alleges that defendants engaged in a widespread conspiracy to allocate customers through "bid-rigging" and "steering" practices. The Commercial Complaint also alleges that the insurer defendants permitted brokers to place business with AIG subsidiaries through wholesale intermediaries affiliated with or owned by those same brokers rather than placing the business with AIG subsidiaries directly. Finally, the Commercial Complaint alleges that the insurer defendants entered into agreements with broker defendants that tied insurance placements to reinsurance placements in order to provide additional compensation to each broker. Plaintiffs assert that the defendants violated the Sherman Antitrust Act, RICO, the antirust laws of 48 states and the District of Columbia, and were liable under common law breach of fiduciary duty and unjust enrichment theories. Plaintiffs seek treble damages plus interest and attorneys' fees as a result of the alleged RICO and the Sherman Antitrust Act violations.

     The plaintiffs in the Employee Benefits Complaint are a group of individual employees and corporate and municipal employees alleging claims on behalf of two separate nationwide purported classes: an employee class and an employer class that acquired insurance products from the defendants from January 1, 1998 to December 31, 2004. The Employee Benefits Complaint names AIG, and certain of its subsidiaries, including American Home, as well as various other brokers and insurers, as defendants. The activities alleged in the Employee Benefits Complaint, with certain exceptions, tracked the allegations of contingent commissions, bid-rigging and tying made in the Commercial Complaint.

     The court in connection with the Commercial Complaint granted (without leave to amend) defendants' motions to dismiss the federal antitrust and RICO claims on August 31, 2007 and September 28, 2007, respectively. The court declined to exercise supplemental jurisdiction over the state law claims in the Commercial Complaint and therefore dismissed it in its entirety. On January 14, 2008, the court granted defendants' motion for summary judgment on the ERISA claims in the Employee Benefits Complaint and subsequently dismissed the remaining state law claims without prejudice, thereby dismissing the Employee Benefits Complaint in its entirety. On February 12, 2008 plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     with respect to the dismissal of the Employee Benefits Complaint. Plaintiffs previously appealed the dismissal of the Commercial Complaint to the United States Court of Appeals for the Third Circuit on October 10, 2007. Both appeals are fully briefed and oral argument on both appeals took place on April 21, 2009.

     A number of complaints making allegations similar to those in the multi-district litigation have been filed against AIG, certain subsidiaries and other defendants in state and federal courts around the country. The defendants have thus far been successful in having the federal actions transferred to the District of New Jersey and consolidated into the multi-district litigation. These additional consolidated actions are still pending in the District of New Jersey, but are currently stayed pending a decision by the court on whether they will proceed during the appeal of the dismissal of the multi-district litigation. The AIG defendants have sought to have state court actions making similar allegations stayed pending resolution of the multi-district litigation. These efforts have generally been successful, although four cases have proceeded (one each in Florida and New Jersey state courts that have settled, and one each in Texas and Kansas state courts that are proceeding). In the Texas case, a hearing was held on November 11, 2009 on defendants' Special Exceptions. In the Kansas case, the defendants filed a motion to dismiss on January 14, 2010.

     On August 24, 2007, the Ohio Attorney General filed a complaint in the Ohio Court of Common Pleas against AIG and a number of its subsidiaries, and several other broker and insurer defendants, asserting violation of Ohio's antitrust laws. The complaint, which is similar to the Commercial Complaint, alleged that the AIG defendants and the other broker and insurer defendants conspired to allocate customers, divide markets, and restrain competition in commercial lines of casualty insurance sold through the broker defendant. The complaint sought treble damages on behalf of Ohio public purchasers of commercial casualty insurance, disgorgement on behalf of both public and private purchasers of commercial casualty insurance, as well as a $0.5 per day penalty for each day of conspiratorial conduct. The AIG defendants, along with other co-defendants, moved to dismiss the complaint on November 16, 2007. On June 30, 2008, the court denied defendants' motion to dismiss. On August 18, 2008, defendants filed their answers to the complaint. On April 1, 2010, the AIG defendants and the Ohio Attorney General executed an agreement settling the Ohio Attorney General's claims. The settlement agreement calls for the AIG defendants to pay a total of $9,000, and to continue to maintain certain producer compensation disclosure and ongoing compliance initiatives.

     AIG Domestic Claims, Inc. (AIGDC, n/k/a Chartis Claims, Inc.), an indirect wholly owned subsidiary of AIG that provides certain claims adjustment services to the Company, was named as a defendant in a putative class action lawsuit in the 14th Judicial District Court for the State of Louisiana. Plaintiffs were medical providers who allege that Chartis Claims, Inc. (as well as other defendants not affiliated with the Company) failed to comply with certain provisions of the Louisiana Any Willing Provider Act (the Act). The complaint sought monetary penalties and injunctive relief related to preferred provider organization discounts taken by defendants on bills submitted by Louisiana medical providers and hospitals who provided treatment or services to workers' compensation claimants. These claimants were occupationally ill or injured workers whose employers were named insureds under workers compensation policies issued by various insurance companies, including the Company. On September 23, 2005, certain defendants, including Chartis Claims, Inc. filed a motion for summary judgment, seeking dismissal of plaintiffs' claims, and plaintiffs cross-moved for partial summary judgment. On July 20, 2006, the Court both denied Chartis Claims, Inc. motion for summary judgment and granted plaintiffs' partial motion for summary judgment, holding that Chartis Claims, Inc. is a "group purchaser" under the Act, and that the Act applies to medical services provided to workers' compensation claimants.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     On November 28, 2006, the Court issued an order certifying a class of providers and hospitals. In an unrelated action also arising under the Act, a Louisiana appellate court ruled that the Court lacked jurisdiction to adjudicate the claims at issue. In response, Chartis Claims, Inc. along with its co-defendants filed an exception for lack of subject matter jurisdiction. On January 19, 2007, the Court denied the motion, holding that it has jurisdiction over the putative class claims. Chartis Claims, Inc., along with the other defendants in the action, appealed the Court's class certification and jurisdictional ruling.

     On January 25, 2008, plaintiffs and Chartis Claims, Inc. agreed to resolve this action on a classwide basis for $28,750. The court granted final approval of the settlement in May 2008 and most of the settlement funds have been distributed. The action has also been dismissed with prejudice.

     AIG is also subject to various legal proceedings which have been disclosed in AIG's periodic filings under the Securities Exchange Act of 1934, as amended, in which the Company is not named as a party, but whose outcome may nonetheless adversely affect the Company's financial position or results of operation.

     Except as may have been otherwise noted above with respect to specific matters, the Company cannot predict the outcome of the matters described above, reasonably estimate the potential costs related to these matters, or determine whether other AIG subsidiaries, including the Company, would have exposure to proceedings in which they are not named parties by virtue of their participation in an intercompany pooling arrangement. In the opinion of management, except as may have been otherwise noted above with respect to specific matters, the Company's ultimate liability for the matters referred to above is not likely to have a material adverse effect on the Company's financial position, although it is possible that the effect would be material to the Company's results of operations for an individual reporting period.

B.   LEASES
     ------

     The Company is the lessee for the office space occupied by it and several affiliates under various non-cancelable operating lease agreements that expire through October 21, 2023. Rental expense under these leases is allocated to each affiliate based upon the percentage of space occupied. The total lease expense was $93,579, $91,142 and $42,333 in 2009, 2008 and 2007, respectively.

     At January 1, 2010, the minimum aggregate annual rental commitments are as follows:

2010                           $ 97,602
2011                             98,388
2012                             99,685
2013                             85,658
2014                             79,209
Thereafter                      363,062
                               --------
TOTAL MINIMUM LEASE PAYMENTS   $823,604
                               ========

     Certain rental commitments have renewal options extending through the year 2035. Some of these renewals are subject to adjustments in future periods.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

C.   OTHER CONTINGENCIES
     -------------------

     In the ordinary course of business, the Company enters into structured settlements to settle certain claims. Structured settlements involve the purchase of an annuity to fund future claim obligations. In the event the life insurers providing the annuity, on certain structured settlements, are not able to meet their obligations, the Company would be liable for the payments of benefits. As of December 31, 2009, the Company has not incurred a loss and there has been no default by any of the life insurers included in the transactions. Management believes that based on the financial strength of the life insurers involved in these structured settlements the likelihood of a loss is remote.

     The estimated loss reserves eliminated by such structured settlement annuities and the present value of annuities due from all life insurers (mostly affiliates) which the Company remains contingently liable amounted to $1,678,888 as of December 31, 2009. Also, as of December 31, 2009, the Company had the following amounts of annuities in excess of 1% of its policyholders' surplus due from the following life insurers:

                                                                     Licensed in
Name of life insurer                           Location   Balances     New York
---------------------------------------------  --------   --------   -----------
American General Life Insurance Company        Texas      $714,150       Yes
American International Life Assurance Company  New York    653,916       Yes
BMO Life Assurance Company                     Canada      248,700        No

     Of the amount of annuities due from American General Life Insurance Company, $604,995 represents amounts assigned to the Company from American Home.

     As part of its private equity portfolio investment, as of December 31, 2009 the Company may be called upon for an additional capital investment of up to $388,432. The Company expects only a small portion of this additional capital will be called upon during 2010.

     The Company has committed to provide (pound)50,000 in capital to a Lloyd's Syndicate. The Company accrued a loss of (pound)10.8 million ($17.3 million) at December 31, 2009.

     As fully disclosed in Note 5, the Company has guaranteed the policyholder obligations of certain affiliated insurance companies. Each of the guaranteed affiliates has admitted assets in excess of policyholder liabilities. The Company believes that the likelihood of a payment under any of these guarantees is remote. Refer to Note 4 for Asbestos and Environmental claims.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

NOTE 13 - OTHER SIGNIFICANT MATTERS
-----------------------------------

     The Company underwrites a significant concentration of its direct business with brokers.

     The Company's direct percentage of policyholder dividend participating policies is 0.05 percent. Policyholder dividends are accounted for on an incurred basis. In connection therewith, during 2009, 2008 and 2007, policyholder dividends amounted to $0, $360 and $130, respectively, and were reported as Other Income in the accompanying statements of income.

     As of December 31, 2009 and 2008, other admitted assets as reported in the accompanying Statements of Admitted Assets were comprised of the following balances:

OTHER ADMITTED ASSETS                          2009        2008
-----------------------------------------   ---------   ---------
Accrued recoverables and other assets       $ 111,154   $ 122,345
Allowance for doubtful accounts              (268,712)   (375,946)
Note receivable - reinsurance commutation      39,065          --
Guaranty funds receivable or on deposit        16,017      19,086
Loss funds on deposit                          64,845      60,882
Paid loss clearing                            318,182     332,286
Retroactive reinsurance recoverable             5,874       6,585
                                            ---------   ---------
   TOTAL OTHER ADMITTED ASSETS              $ 286,425   $ 165,238
                                            =========   =========

     Guaranty funds receivable represent payments to various state insolvency funds which are recoupable against future premium tax payments in the respective states. Various states allow insurance companies to recoup assessments over a period of five to ten years. As of December 31, 2009 and 2008, the Company's liability for insolvency assessments amounted to $40,398 and $54,318, respectively, with related assets for premium tax credits of $16,017 and $19,086, respectively. Of the amount accrued, the Company expects to pay approximately $24,381 for insolvency assessments during the next year. In addition, the Company anticipates it will realize $9,709 of premium tax offset credits and the associated liability in years two through five. The remaining $6,308 will be realized between years five and ten.

     The Company routinely assesses the collectability of its receivable balances for potentially uncollectible premiums receivable due from agents and reinsurance recoverable balances. In connection therewith, as of December 31, 2009 and 2008, the Company had established an allowance for doubtful accounts of $268,712 and $375,946, respectively, which was reported as a contra asset within Other Admitted Assets in the accompanying Statements of Admitted Assets.

     During 2009, 2008 and 2007, the Company recorded $37,084, $50,530 and $94,880, respectively, for allowance for doubtful accounts to Net Loss from Agents' Balances Charged-off in the accompanying Statements of Income.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     As of December 31, 2009 and 2008, other liabilities as reported in the accompanying Statements of Liabilities, Capital and Surplus were comprised of the following balances:

OTHER LIABILITIES                                                     2009       2008
-----------------------------------------------------------------   --------   --------
Accrued retrospective premiums                                      $ 74,830   $ 59,542
Amounts withheld or retained by company for account of others          5,951      5,957
Deferred commission earnings                                           6,488     11,667
Salvage and subrogation recoverable                                    1,034      8,019
Other liabilities, includes suspense accounts, experience account
   balances and certain accruals                                     145,924     90,290
Remittances and items not allocated                                   44,299     31,821
Retroactive reinsurance payable                                        1,830      7,255
                                                                    --------   --------
   TOTAL OTHER LIABILITIES                                          $280,356   $214,551
                                                                    ========   ========

     EVENTS OCCURRING AT THE AIG LEVEL
     ---------------------------------

     In September 2008, AIG experienced a severe strain on its liquidity that resulted in AIG on September 22, 2008, entering into an $85 billion revolving credit facility and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("NY Fed"). Pursuant to the credit facility agreement, on March 4, 2009, AIG issued 100,000 shares of Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and at an initial liquidation preference of $5.00 per share (the "Series C Preferred Stock") to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury. The Series C Preferred Stock is entitled to (i) participate in any dividends paid on the common stock with the payments attributable to the Series C Preferred Stock being approximately 79.9 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as if converted and (ii) vote with AIG's common stock on all matters submitted to AIG shareholders, and holds approximately 79.9 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as if converted. The Series C Preferred Stock will remain outstanding even if the Credit Facility is repaid in full or otherwise terminates.

     The credit facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. Although the Company is not a guarantor of the credit facility obligations and it has not pledged any assets to secure those obligations, its immediate parent company, AIG Commercial Insurance Group, Inc., has guaranteed the credit facility obligations (but has not pledged its ownership interest in the Company).

     On November 25, 2008, AIG entered into an agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Department of the Treasury, as part of the Troubled Assets Relief Program, $40 billion of Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock"), and a 10-year warrant to purchase 53,798,766 shares of common stock (the "Warrant"). The proceeds from the sale of the Series D Preferred Stock and the Warrant were used to repay borrowings under the credit facility and, in connection therewith, the maximum commitment amount under the credit facility agreement was reduced from $85 billion to $60 billion.

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     During the fourth quarter of 2008, AIG and certain of its subsidiaries entered into agreements with the NY Fed in connection with the special purpose financing vehicles known as Maiden Lane II LLC and Maiden Lane III LLC. The Company was not a party to these agreements and these transactions did not affect the Company's financial condition, results of operations or cash flows.

     On October 3, 2008, AIG announced a restructuring plan under which AIG's Life Insurance & Retirement Services operations and certain other businesses would be divested in whole or in part. Since that time, AIG has sold certain businesses and assets and has entered into contracts to sell others. However, global market conditions have continued to deteriorate, posing risks to AIG's ability to divest assets at acceptable values. AIG's restructuring plan has evolved in response to these market conditions. Specifically, AIG's current plans involve transactions between AIG and the NY Fed with respect to AIA and ALICO as noted above, as well as preparation for a potential sale of a minority stake in its property and casualty and foreign general insurance businesses.

     NOTE 14 - SUBSEQUENT EVENTS
     ---------------------------

     Type I - Recognized Subsequent Events:

     Subsequent events have been considered through May 3, 2010 for the statutory statement issued on May 3, 2010.

     The Company, with the approval of the Pennsylvania Insurance Department, has reflected the redemption of its investment in the Series A preferred shares of AIG Capital Corporation (Issuer) as a Type 1 subsequent event. On February 19, 2010, the Company received $2 billion from the Issuer as consideration for the redemption as well as $38,333 representing accrued dividends for the 4th quarter of 2009 and 1st quarter of 2010 through the settlement date. The proceeds received from the redemption and the accrued dividends through December 31, 2009 have been reported as part of the balance sheet account "Receivable from parent, subsidiaries and affiliates".

     Type II - Nonrecognized Subsequent Events:

     Subsequent events have been considered through May 3, 2010 for the statutory statement issued on May 3, 2010.

     On February 12, 2010, the Company acquired junior and senior notes of $210,000 and $474,000 respectively from Fieldstone Securitization II LLC, a wholly-owned subsidiary of Quartz Holdings LLC. Quartz Holdings LLC is an affiliate of the Company and a wholly-owned subsidiary of Chartis U.S., Inc. The Company does not have a controlling interest in Fieldstone Securitization II LLC. The junior and senior notes have a maturity date of January 25, 2040, have stated interest rates of 11% and 7.75%, respectively and have been self rated. The Department has approved that the notes be characterized as non-affiliate debt investments for financial reporting purposes.

     In connection with the issuance of the notes, Graphite Management LLC, a wholly-owned subsidiary of Quartz Holdings LLC, used a portion of the proceeds to repay $834,384 to the Company in connection with an existing liquidity facility between the two parties.

     On February 23, 2010, the Company entered into a Capital Maintenance Agreement (CMA) with its Ultimate Parent, AIG. The CMA provides that in the event that the Company's Total Adjusted Capital falls below 200% of the Company's Authorized Control Level Risk Based Capital (RBC), as shown in the Company's 2009 Annual Statement,

            NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, Pa.

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2009, 2008 AND 2007
                                 (000'S OMITTED)

     together with any adjustments or modifications required by the Company's domiciliary regulator, AIG will within thirty days of written notice thereof provide a capital contribution to the Company in an amount that equals the difference between the Company's Total Adjusted Capital and 200% of the Company's Authorized Control Level RBC. In lieu of making any such capital contribution, with the approval of the domiciliary insurance department, AIG may provide a letter of credit naming the Company as beneficiary.

     The current CMA supersedes and replaces a similar agreement that related to the Company's December 31, 2008 surplus position.

     On March 5, 2010, the Company's board of directors declared a dividend of $170 million to its immediate parent.

     As noted in Note 13, on April 21, 2009, AIG announced its intent to contribute Chartis Inc., the Company's intermediate parent company (formerly AIU Holdings, Inc.), and Chartis International, LLC (formerly AIU Holdings LLC) to a newly-formed special purpose vehicle ("SPV") in exchange for membership interests in the SPV, subject to receipt of applicable regulatory approvals. On July 27, 2009, AIG announced the formation of the SPV, and on January 29, 2010, AIG contributed Chartis Inc. to the SPV. AIG contributed Chartis International, LLC to the SPV on March 12, 2010.

     Effective April 1, 2010, the Commercial Pool commuted a significant reinsurance agreement covering multiple underwriting years with an affiliated reinsurer. The commutation was effected on a cutoff basis and resulted in the Commercial Pool recapturing loss and loss adjustment expense reserves of $2.21 billion in exchange for consideration of $1.84 billion, resulting in a loss of $366 million. The Company's share was $839 million, $700 million and $139 million, respectively.

                                     PART C
                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial statements.

     (1) Audited Financial Statements of Variable Account A of American International Life Assurance Company of New York for the year ended December 31, 2009 are included in Part B of the registration statement.

     (2) Audited financial statements of The United States Life Insurance Company in the City of New York for the years ended December 31, 2009, 2008 and 2007 are included in Part B of the registration statement.

     (3) Audited Financial Statements of American International Life Assurance Company of New York for the years ended December 31, 2009, 2008 and 2007 are included in Part B of the registration statement.

     (4) Unaudited Pro Forma Condensed Financial Data of The United States Life Insurance Company in the City of New York as of December 31, 2009 is included in Part B of the registration statement.

     (5) The statutory statement of admitted assets, liabilities, capital and surplus of National Union Fire Insurance Company of Pittsburgh, Pa. as of December 31, 2009 and 2008, and the related statutory statements of income and changes in capital and surplus and of cash flow for each of the three years in the period ended December 31, 2009 are included in Part B of the registration statement.

(b)  Exhibits.

     (1)(a) Certificate of Resolution for American International Life Assurance Company of New York pursuant to the Board of Directors' meeting dated June 5, 1986, authorizing the establishment of separate accounts for the issuance and sale of variable and fixed annuity contracts. (1)

     (1)(b) Section 5, the "Governing Law and Name of Surviving Corporation" of the Agreement and Plan of Merger. (13)

     (2)            N/A

     (3)(a) Specimen form of Amended and Restated Distribution Agreement between The United States Life Insurance Company in the City of New York and American General Equity Services Corporation, dated September 22, 2009. (13)

     (3)(b) Form of Schedule A as of January 1, 2011 to Amended and Restated Distribution Agreement between The United States Life Insurance Company in the City of New York and American General Equity Services Corporation, dated September 22, 2009. (13)

     (3)(c)         Form of Selling Group Agreement. (13)

     (4)(a) Form of Single Premium Group Immediate Variable Annuity Nonparticipating Contract, Form No. 21GVIA1000. (2)

     (4)(b) Form of Single Premium Immediate Variable Annuity Nonparticipating Certificate of Coverage, Form No. 26GVIA1000. (2)

     (4)(c)         Form of Certificate Schedule, Form No. 14EGAN403. (2)

     (4)(d)         Form Endorsement - Partial Withdrawal Option, Form No.
                    26GVPW0403. (2)

     (4)(e) Form Endorsement - Initial Allocation of Net Single Premium, Form No. 26GVMM403. (2)

     (4)(f)         Form of Endorsement Cancellation Option, Form No.
                    26GVCO403-Rev(11/05). (3)

     (4)(g)         Specimen form of Merger Endorsement. (13)

     (5)(a)         Form of Master Application for Group Annuity (46648RG (7/03)
                    APP). (Filed herewith)

     (5)(b) Form of Single Premium Immediate Annuity Application, Form No. USL0354-33 Rev0703. (7)

     (5)(c)         Form of Immediate Enrollment Form (24GVIA1000 (VLIP)).
                    (Filed herewith)

     (5)(d)         Form of Annuity Service Change Request (RGVCR Rev 06/10).
                    (Filed herewith)

     (6)(a) Copy of the Amended and Restated Bylaws of The United States Life Insurance Company in the City of New York dated July 25, 2002. (8)

     (7)(a) Form of Reinsurance Agreement between The United States Life Insurance Company in the City of New York and General & Cologne Life Re of America. (9)

     (7)(b) Form of Reinsurance Agreement between The United States Life Insurance Company in the City of New York and Munich American Reassurance Company. (9)

     (7)(c) Form of Reinsurance Agreement between The United States Life Insurance Company in the City of New York and RGA Reinsurance Company. (9)

     (7)(d) Form of Reinsurance Agreement between The United States Life Insurance Company in the City of New York and Swiss Re Life & Health America, Inc. (9)

     (8)(a)(i) Form of Fund Participation Agreement between American International Life Assurance Company of New York and The Vanguard Group, Inc. dated December 27, 2001. (10)

     (8)(a)(ii) Form of Addendum to Fund Participation Agreement between American International Life Assurance Company of New York and The Vanguard Group, Inc. (11)

     (8)(a)(iii) Form of Participation Agreement among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation and American International Life Assurance Company of New York. (11)

     (8)(a)(iv) Form of Letter of Consent among The Vanguard Group, Inc., Vanguard Variable Insurance Fund, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York. (13)

     (8)(b) Form of SEC Rule 22c-2 Information Sharing Agreement between Vanguard and American International Life Assurance Company of New York. (14)

     (8)(c)(i) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and American General Life Companies, effective February 1, 2004. (12)

     (8)(c)(ii) Form of Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York. (12)

     (8)(c)(iii) Form of Addendum No. 1 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, dated May 21, 1975. (12)

     (8)(c)(iv) Form of Addendum No. 2 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, dated September 23, 1975. (12)

     (8)(c)(v) Form of Addendum No. 24 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, dated December 30, 1998. (12)

     (8)(c)(vi) Form of Addendum No. 28 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York and American General Life Companies, effective January 1, 2002. (12)

     (8)(c)(vii) Form of Addendum No. 32 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, American General Life Companies, LLC and American General Equity Services Corporation, effective May 1, 2004.
                    (12)

     (8)(c)(viii)   Form of Addendum No. 34 to Service and Expense Agreement
                    dated February 1, 1974, among American International Group,
                    Inc. and various affiliate subsidiaries, including The
                    United States Life Insurance Company in the City of New
                    York, American General Life Companies, LLC and American
                    General Equity Services Corporation, effective September 1,
                    2003. (12)

     (8)(c)(ix) Form of Letter of Understanding between The United States Life Insurance Company in the City of New York and American International Group, Inc. Re: Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, effective September 1, 2003. (12)

     (8)(d)(i) General Guarantee Agreement from National Union Fire Insurance Company of Pittsburgh, Pa. on behalf of American International Life Assurance Company of New York. (13)

     (8)(d)(ii) Notice of Termination of Guarantee as Published in the Wall Street Journal on March 31, 2010. (13)

     (8)(e) Notice of Termination of AIG Support Agreement between American International Life Assurance Company of New York and American International Group, Inc., including a copy of the agreement attached to such Notice as Exhibit 1. (13)

     (8)(f) Specimen form of Agreement and Plan of Merger including the Charter of The United States Life Insurance Company in the City of New York as the Surviving Corporation. (13)

     (9) Opinion and Consent of Lauren W. Jones, Esq., Chief Counsel of American General Life Companies, LLC. (Filed herewith)

     (10) Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP. (Filed herewith)

     (11)           N/A

     (12)           N/A

     (13)(a) Power of Attorney with respect to Registration Statements and Amendments thereto signed by the directors and, where applicable, officers of National Union Fire Insurance Company of Pittsburgh, Pa. (4)

     (13)(b) Power of Attorney with respect to Registration Statements and Amendments thereto signed by John Quinlan Doyle, Director and President, and Neil Anthony Faulkner, Director, and David Neil Fields, Director, of National Union Fire Insurance Company of Pittsburgh, Pa. (5)

     (13)(c) Power of Attorney with respect to Registration Statements and Amendments thereto removing Neil Anthony Faulkner, Director, and adding Mark Timothy Willis, Director, of National Union Fire Insurance Company of Pittsburgh, Pa. (6)
----------
(1) Incorporated by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 033-39170) of Variable Account A of American International Life Assurance Company of New York filed on October 27, 1998.

(2) Incorporated by reference to the initial filing of Form N-4 Registration Statement (File No. 333-108724) of Variable Account A of American International Life Assurance Company of New York filed on September 12, 2003.

(3) Incorporated by reference to Post-Effective Amendment No. 9 to Form N-4 Registration Statement (File No. 333-108724) of Variable Account A of American International Life Assurance Company of New York filed on July 13, 2006.

(4) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-4 Registration Statement (File No. 333-108724) of Variable Account A of American International Life Assurance Company of New York filed on March 24, 2006.

(5) Incorporated by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 333-108724) of Variable Account A of American International Life Assurance Company of New York filed on June 22, 2006.

(6) Incorporated by reference to Post-Effective Amendment No. 17 to Form N-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on April 30, 2008.

(7) Incorporated by reference to Pre-Effective Amendment No. 1 of Form N-4 Registration Statement (File No. 333-109499) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on December 18, 2003.

(8) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-105246) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on September 5, 2003.

(9) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 Registration Statement (File No. 333-105246) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 1, 2007.

(10) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-63412) of Variable Account A of American International Life Assurance Company of New York filed on December 28, 2001.

(11) Incorporated by reference to Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 333-63412) of Variable Account A of American International Life Assurance Company of New York filed on April 25, 2003.

(12) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-151575) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 1, 2009.

(13) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-171493) of The United States Life Insurance Company in the City of New York Separate Account USL B filed on December 30, 2010.

(14) Incorporated by reference to Post-Effective Amendment No. 16 to Form N-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on May 1, 2007.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

                                   POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL                 THE UNITED STATES LIFE INSURANCE COMPANY IN THE
 BUSINESS ADDRESS                  CITY OF NEW YORK
------------------                 -----------------------------------------------
Jay S. Wintrob                     Director and Chairman of the Board of Directors
1 SunAmerica Center
1999 Avenue of the Stars
Los Angeles, CA 90067

Mary Jane B. Fortin                Director, President and Chief Executive Officer
2929 Allen Parkway
Houston, TX 77019

M. Bernard Aidinoff                Director
Sullivan and Cromwell
125 Broad Street
New York, NY 10004

Don W. Cummings                    Director, Senior Vice President and Chief Financial Officer
2727-A Allen Parkway
Houston, TX 77019

Jack R. Harnes                     Director
599 Lexington Avenue
New York, NY 10022

Kyle L. Jennings                   Director, Executive Vice President, General Counsel and Secretary
2929 Allen Parkway
Houston, TX 77019

Scott Harris Richland              Director
1685 Rico Place
Palos Verdes Ests., CA 90274

                                   POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL                 THE UNITED STATES LIFE INSURANCE COMPANY IN THE
 BUSINESS ADDRESS                  CITY OF NEW YORK
------------------                 -----------------------------------------------
David R. Armstrong                 President and Chief Executive Officer - Benefit Solutions
3600 Route 66
Neptune, NJ 07754

Ronald J. Harris                   President - Matrix Direct
9640 Granite Ridge Dr.
San Diego, CA 92123

Jeffrey H. Carlson                 Executive Vice President, Chief Service and Information Officer
2929 Allen Parkway
Houston, TX 77019

Steven D. Anderson                 Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Erik A. Baden                      Senior Vice President - Strategic Marketing and Business Development
2929 Allen Parkway
Houston, TX 77019

Wayne A. Barnard                   Senior Vice President and Illustration Actuary
2929 Allen Parkway
Houston, TX 77019

Robert M. Beuerlein                Senior Vice President and Chief and Appointed Actuary
2727-A Allen Parkway
Houston, TX 77019

Donna A. Fahey                     Senior Vice President
3600 Route 66
Neptune, NJ 07754

Brad Gabel                         Senior Vice President, Chief Underwriter
1200 N. Mayfair Road
Milwaukee, WI 53226

John Gatesman                      Senior Vice President
2929 Allen Parkway
Houston, TX 77019

                                   POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL                 THE UNITED STATES LIFE INSURANCE COMPANY IN THE
 BUSINESS ADDRESS                  CITY OF NEW YORK
------------------                 -----------------------------------------------
Robert F. Herbert, Jr.             Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Glen D. Keller                     Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Stephen Kennedy                    Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Frank A. Kophamel                  Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Simon J. Leech                     Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Richard D. McFarland               Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Laura W. Milazzo                   Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Larry Nisenson                     Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Barry Pelletteri                   Senior Vice President
3600 Route 66
Neptune, NJ 07754

John W. Penko                      Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

                                   POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL                 THE UNITED STATES LIFE INSURANCE COMPANY IN THE
 BUSINESS ADDRESS                  CITY OF NEW YORK
------------------                 -----------------------------------------------
Rodney E. Rishel                   Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Dale W. Sachtleben                 Senior Vice President
3051 Hollis Drive
Springfield, IL 62704

Durr Sexton                        Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Edward F. Bacon                    Vice President
2727-A Allen Parkway
Houston, TX 77019

Joan M. Bartel                     Vice President
2929 Allen Parkway
Houston, TX 77019

Robert L. Beauchamp                Vice President
2727 Allen Parkway
Houston, TX 77019

Walter E. Bednarski                Vice President, Treasurer and Controller
3600 Route 66
Neptune, NJ 07754

Michael B. Boesen                  Vice President
2727-A Allen Parkway
Houston, TX 77019

Mark Bolding                       Vice President
2727 Allen Parkway
Houston, TX 77019

David R. Brady                     Vice President
599 Lexington Avenue
New York, NY 10022

                                   POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL                 THE UNITED STATES LIFE INSURANCE COMPANY IN THE
 BUSINESS ADDRESS                  CITY OF NEW YORK
------------------                 -----------------------------------------------
Stephen J. Brenneman               Vice President
600 King Street
Wilmington, DE 19801

David W. Butterfield               Vice President
3600 Route 66
Neptune, NJ 07754

Dan Chamberlain                    Vice President
2727-A Allen Parkway
Houston, TX 77019

Mark E. Childs                     Vice President
2727-A Allen Parkway
Houston, TX 77019

Lawrence C. Cox                    Vice President
2929 Allen Parkway
Houston, TX 77019

Jay Drucker                        Vice President
2929 Allen Parkway
Houston, TX 77019

Farideh N. Farrokhi                Vice President and Assistant Secretary
2727-A Allen Parkway
Houston, TX 77019

Royce Fithen                       Vice President
205 E. 10th Avenue
Amarillo, TX 79101

Maike George                       Vice President
2727-A Allen Parkway
Houston, TX 77019

Richard L. Gravette                Vice President and Assistant Treasurer
2727-A Allen Parkway
Houston, TX 77019

                                   POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL                 THE UNITED STATES LIFE INSURANCE COMPANY IN THE
 BUSINESS ADDRESS                  CITY OF NEW YORK
------------------                 -----------------------------------------------
Lori S. Guadagno                   Vice President
599 Lexington Avenue
New York, NY 10022

Daniel J. Gutenberger              Vice President and Medical Director
1200 N. Mayfair Road
Milwaukee, WI 53226

Roger E. Hahn                      Vice President and Chief Investment Officer
2929 Allen Parkway
Houston, TX 77019

Joel H. Hammer                     Vice President
599 Lexington Avenue
New York, NY 10022

Michael Harrison                   Vice President
2727 Allen Parkway
Houston, TX 77019

William P. Hayes                   Chief Compliance Officer
Harborside Financial Center
3200 Plaza 5
Jersey City, NJ 07311

Tim Heslin                         Vice President
2929 Allen Parkway
Houston, TX 77019

Keith C. Honig                     Vice President
1 SunAmerica Center
1999 Avenue of the Stars
Los Angeles, CA 90067

Stephen D. Howard                  Vice President
2727-A Allen Parkway
Houston, TX 77019

Donald E. Huffner                  Vice President and Real Estate Investment Officer
599 Lexington Avenue
New York, NY 10022

                                   POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL                 THE UNITED STATES LIFE INSURANCE COMPANY IN THE
 BUSINESS ADDRESS                  CITY OF NEW YORK
------------------                 -----------------------------------------------
S. Caitlin Irby                    Vice President
2929 Allen Parkway
Houston, TX 77019

Walter Irby                        Vice President
2929 Allen Parkway
Houston, TX 77019

Karen M. Isaacs                    Vice President
3600 Route 66
Neptune, NJ 07754

Sharla A. Jackson                  Vice President
205 E. 10th Avenue
Amarillo, TX 79101

Wesley Jarvis                      Vice President
3600 Route 66
Neptune, NJ 07754

Debra H. Kile                      Vice President and Medical Director
2727 Allen Parkway
Houston, TX 77019

Randy J. Marash                    Vice President
3600 Route 66
Neptune, NJ 07754

W. Larry Mask                      Vice President, Real Estate Investment Officer and
2929 Allen Parkway                 Assistant Secretary
Houston, TX 77019

Lochlan O. McNew                   Vice President and Investment Officer
2929 Allen Parkway
Houston, TX 77019

Beverly A. Meyer                   Vice President
1200 North Mayfair
Milwaukee, WI 53226

                                   POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL                 THE UNITED STATES LIFE INSURANCE COMPANY IN THE
 BUSINESS ADDRESS                  CITY OF NEW YORK
------------------                 -----------------------------------------------
Deanna D. Osmonson                 Vice President
2727-A Allen Parkway
Houston, TX 77019

Rembert R. Owen, Jr.               Vice President, Real Estate Investment Officer and
2929 Allen Parkway                 Assistant Secretary
Houston, TX 77019

Carin M. Phelan                    Vice President
2929 Allen Parkway
Houston, TX 77019

Glenn H. Plotkin                   Vice President
1200 N. Mayfair Road
Milwaukee, WI 53226

John R. Rafferty                   Vice President
2727 Allen Parkway
Houston, TX 77019

Debbie Runge                       Vice President, Human Resources
2727 Allen Parkway
Houston, TX 77019

Imad A. Salman                     Vice President
3600 Route 66
Neptune, NJ 07754

Carly Sanchez                      Vice President and Chief Diversity Officer
2727 Allen Parkway
Houston, TX 77019

Michael Sibley                     Vice President
Walnut Glen Tower
8144 Walnut Hill Lane
Dallas, TX 75231

Brian Smith                        Vice President, Finance
3600 Route 66
Neptune, NJ 07754

                                   POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL                 THE UNITED STATES LIFE INSURANCE COMPANY IN THE
 BUSINESS ADDRESS                  CITY OF NEW YORK
------------------                 -----------------------------------------------
T. Clay Spires                     Vice President and Tax Officer
2727-A Allen Parkway
Houston, TX 77019

Dale Stewart                       Vice President and General Auditor
2727-A Allen Parkway
Houston, TX 77019

Richard P. Vegh                    Vice President
3600 Route 66
Neptune, NJ 07754

Jeffrey L. Winkelmann              Vice President
1200 N. Mayfair Road
Milwaukee, WI 53226

Lauren W. Jones                    Chief Counsel - Business Lines and Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC file Number 001-08787, accession number 0001047469-10-001465, filed February 26, 2010. Exhibit 21 is incorporated herein by reference.

The Registrant is a separate account of The United States Life Insurance Company in the City of New York (Depositor).

CHANGE OF CONTROL OF AMERICAN INTERNATIONAL GROUP, INC.
-------------------------------------------------------

On March 4, 2009, American International Group, Inc. issued and sold to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"), 100,000 shares of American International Group, Inc.'s Series C Perpetual, Convertible, Participating Preferred Stock (the "Stock") for an aggregate purchase price of $500,000, with an understanding that additional and independently sufficient consideration was also furnished to American International Group, Inc. by the Federal Reserve Bank of New York (the "FRBNY") in the form of its lending commitment (the "Credit Facility") under the Credit Agreement, dated as of

September 22, 2008, between American International Group, Inc. and the FRBNY. The Stock has preferential liquidation rights over American International Group, Inc.'s common stock, and, to the extent permitted by law, votes with American International Group Inc.'s common stock on all matters submitted to American International Group, Inc.'s shareholders. The Trust has approximately 79.8% of the aggregate voting power of American International Group Inc.'s common stock and is entitled to approximately 79.8% of all dividends paid on American International Group, Inc.'s common stock, in each case treating the Stock as if converted. The Stock will remain outstanding even if the Credit Facility is repaid in full or otherwise terminates. American International Life Assurance Company of New York is not a guarantor of the Credit Facility obligations and it has not pledged any assets to secure those obligations.

ITEM 27. NUMBER OF CONTRACT OWNERS

As of November 30, 2010, there were fifteen (15) owners of Contracts of the class covered by this registration statement, seven (7) qualified Contracts and eight (8) non-qualified Contracts.

ITEM 28. INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
----------------------------------------------------------------

To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Registrant's principal underwriter, American General Equity Services Corporation, also acts as principal underwriter for the following investment companies:

AMERICAN GENERAL LIFE INSURANCE COMPANY
Separate Account A
Separate Account D
Separate Account VA-1
Separate Account VA-2
Separate Account VL-R
Separate Account VUL
Separate Account VUL-2

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
Variable Account I
Variable Account II

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
Separate Account USL VA-R
Separate Account USL VL-R
Separate Account USL B

(b) The following information is provided for each director and officer of the principal underwriter:

NAME AND PRINCIPAL                 POSITIONS AND OFFICES WITH UNDERWRITER
 BUSINESS ADDRESS                  AMERICAN GENERAL EQUITY SERVICES CORPORATION
------------------                 -----------------------------------------------
Mary Jane B. Fortin                Director
2929 Allen Parkway
Houston, TX 77019

John Gatesman                      Director, President and Chief Executive Officer
2929 Allen Parkway
Houston, TX 77019

Kyle L. Jennings                   Executive Vice President, General Counsel and Secretary
2929 Allen Parkway
Houston, TX 77019

Larry Blews                        Vice President and Chief Compliance Officer
2727-A Allen Parkway
Houston, TX 77019

Robert F. Herbert, Jr.             Vice President
2727-A Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL                 POSITIONS AND OFFICES WITH UNDERWRITER
 BUSINESS ADDRESS                  AMERICAN GENERAL EQUITY SERVICES CORPORATION
------------------                 -----------------------------------------------
T. Clay Spires                     Vice President and Tax Officer
2727-A Allen Parkway
Houston, TX 77019

Becky Strom                        Chief Privacy Officer and Anti-Money Laundering Compliance
2727-A Allen Parkway               Officer
Houston, TX 77019

Rhonda Washington                  Treasurer and Controller
2727-A Allen Parkway
Houston, TX 77019

Lauren W. Jones                    Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Ann Wohn                           Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

John D. Fleming                    Assistant Treasurer
2929 Allen Parkway
Houston, TX 77019

Barbara J. Moore                   Assistant Tax Officer
2727-A Allen Parkway
Houston, TX 77019

(c) Compensation From the Registrant.
    --------------------------------

NAME OF PRINCIPAL      NET UNDERWRITING   COMPENSATION     BROKERAGE       COMPENSATION
UNDERWRITER            DISCOUNTS AND      ON REDEMPTION    COMMISSIONS
                       COMMISSIONS

American General            0                  0               0                 0
Equity Services
Corporation

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of The United States Life Insurance Company in the City of New York at its principal executive office located at One World Financial Center, 200 Liberty Street, New York, New York 10281 or at The United States Life Insurance Company in the City of New York's Administrative Offices located at 405 King Street, 4th Floor, Wilmington, Delaware 19801-3722.

ITEM 31. MANAGEMENT SERVICES

Not applicable.

ITEM 32. UNDERTAKINGS

(a)  Undertakings of the Registrant

The Registrant undertakes: A) to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted; B) to include either (1) as part of any application to purchase a Contract offered by a prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a toll-free number or a post card or similar written communication affixed to or included in the applicable prospectus that the applicant can use to send for a Statement of Additional Information; C) to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

(b)  Undertakings of the Depositor

During any time there are insurance obligations outstanding and covered by the guarantee issued by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union Guarantee Period"), filed as an exhibit to this Registration Statement (the "National Union Guarantee"), the Depositor hereby undertakes to provide notice to contract owners covered by the National Union Guarantee promptly after the happening of significant events related to the National Union Guarantee.

These significant events include: (i) termination of the National Union Guarantee that has a material adverse effect on the contract owner's rights under the National Union Guarantee; (ii) a default under the National Union Guarantee that has a material adverse effect on the contract owner's rights under the National Union Guarantee; or (iii) the insolvency of National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union").

Depositor hereby undertakes during the National Union Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited statutory financial statements of National Union in the

Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of National Union regarding such financial statements.

During the National Union Guarantee Period, the Depositor hereby undertakes to include in the prospectus to contract owners, an offer to supply the Statement of Additional Information which shall contain the annual audited statutory financial statements of National Union, free of charge upon a contract owner's request.

As of April 30, 2010 at 4:00 p.m. Eastern time (the "Point of Termination"), the National Union Guarantee was terminated for prospectively issued Policies. The National Union Guarantee will not cover any Policies with an issue date later than the Point of Termination. The National Union Guarantee will continue to cover Policies with a date of issue earlier than the Point of Termination until all insurance obligations under such contracts are satisfied in full.

Effective December 31, 2010, American International Life Assurance Company of New York, an affiliate of The United States Life Insurance Company in the City of New York, merged with and into The United States Life Insurance Company in the City of New York. New York law provides for the continuation of guarantees for policies and other contracts and certificates issued prior to a merger. Therefore, the National Union Guarantee will continue to cover Policies with a date of issue earlier than the Point of Termination.

REPRESENTATION REGARDING THE REASONABLENESS OF AGGREGATE FEES AND CHARGES DEDUCTED UNDER THE CONTRACTS PURSUANT TO SECTION 26(E)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

The United States Life Insurance Company in the City of New York hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by The United States Life Insurance Company in the City of New York.

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Edward F. Bacon, Don W. Cummings and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, The United States Life Insurance Company in the City of New York Separate Account USL A, has duly caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on the 29th day of December, 2010.

                                        THE UNITED STATES LIFE INSURANCE
                                        COMPANY IN THE CITY OF NEW YORK
                                        SEPARATE ACCOUNT USL A
                                        (Registrant)

                                    BY: THE UNITED STATES LIFE INSURANCE
                                        COMPANY IN THE CITY OF NEW YORK
                                        (On behalf of the Registrant and itself)


                                    BY: DON W. CUMMINGS
                                        ----------------------------------------
                                        DON W. CUMMINGS
                                        SENIOR VICE PRESIDENT AND
                                        CHIEF FINANCIAL OFFICER


                                     USL - 1

     As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.

Signature                                     Title                  Date
---------                                     -----                  ----

JAY S. WINTROB                     Director and Chairman       December 29, 2010
-------------------------------    of the Board of Directors
JAY S. WINTROB


MARY JANE B. FORTIN                Director, President and     December 29, 2010
-------------------------------    Chief Executive Officer
MARY JANE B. FORTIN


DON W. CUMMINGS                    Director, Senior Vice       December 29, 2010
-------------------------------    President and Chief
DON W. CUMMINGS                    Financial Officer


KYLE L. JENNINGS                   Director, Executive Vice    December 29, 2010
-------------------------------    President, General Counsel
KYLE L. JENNINGS                   and Secretary


M. BERNARD AIDINOFF                Director                    December 29, 2010
-------------------------------
M. BERNARD AIDINOFF


JACK R. HARNES                     Director                    December 29, 2010
-------------------------------
JACK R. HARNES


SCOTT HARRIS RICHLAND              Director                    December 29, 2010
-------------------------------
SCOTT HARRIS RICHLAND


                                     USL - 2

                                                                    333-________
                                                                       811-04865

                                   SIGNATURES

     National Union Fire Insurance Company of Pittsburgh, Pa. has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 29th day of December, 2010.

                                        NATIONAL UNION FIRE INSURANCE
                                        COMPANY OF PITTSBURGH, PA.


                                        BY: SEAN T. LEONARD
                                            ------------------------------------
                                            SEAN T. LEONARD
                                            CHIEF FINANCIAL OFFICER
                                            AND SENIOR VICE PRESIDENT

     This Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                            Title                     Date
---------                            -----                     ----


KRISTIAN P. MOOR                     Director and Chairman     December 29, 2010
----------------------------------
KRISTIAN P. MOOR


JOHN Q. DOYLE                        Director, President and   December 29, 2010
----------------------------------   Chief Executive Officer
JOHN Q. DOYLE


ROBERT S. H. SCHIMEK                 Director                  December 29, 2010
----------------------------------
ROBERT S. H. SCHIMEK


JAMES BRACKEN                        Director                  December 29, 2010
----------------------------------
JAMES BRACKEN


DAVID N. FIELDS                      Director                  December 29, 2010
----------------------------------
DAVID N. FIELDS


DAVID L. HERZOG                      Director                  December 29, 2010
----------------------------------
DAVID L. HERZOG


SID SANKARAN                         Director                  December 29, 2010
----------------------------------
SID SANKARAN


MONIKA M. MACHON                     Director                  December 29, 2010
----------------------------------
MONIKA M. MACHON


RALPH W. MUCERINO                    Director                  December 29, 2010
----------------------------------
RALPH W. MUCERINO


NICHOLAS C. WALSH                    Director                  December 29, 2010
----------------------------------
NICHOLAS C. WALSH


MARK T. WILLIS                       Director                  December 29, 2010
----------------------------------
MARK T. WILLIS

                                  EXHIBIT INDEX

ITEM 24. EXHIBITS

   (5)(a)     Form of Master Application for Group Annuity (46648RG (7/03) APP).

   (5)(c)     Form of Variable Immediate Enrollment Form (24GVIA1000 (VLIP)).

   (5)(d)     Form of Annuity Service Change Request (RGVCR Rev 06/10).

   (9) Opinion and Consent of Lauren W. Jones, Esq., Chief Counsel of American General Life Companies, LLC.

   (10) Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.

                                       E-1